Submitted on a confidential basis on August 6, 2018
CONFIDENTIAL TREATMENT REQUESTED
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information contained herein remains strictly confidential.
      Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

TELE2 AB (PUBL)
(Exact name of registrant as specified in its charter)

Kingdom of Sweden	4813	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Skeppsbron 18 P.O. Box 2094 SE-103 13 Stockholm, Sweden +46 (0)8 5620 0060
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Puglisi & Associates
850 Library Ave
Suite 204
Newark, DE 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent of service)

Copies to:

Erik Strandin Pers Tele2 AB (publ) Skeppsbron 18 P.O. Box 2094 SE-103 13 Stockholm, Sweden	David Dixter George Karafotias Shearman & Sterling LLP 9 Appold Street London EC2A 2AP United Kingdom	Marcus Lindberg Com Hem Holding AB (publ) Fleminggatan 18 P.O. Box 8093 SE-104 20 Stockholm, Sweden	Mike Bienenfeld Linklaters LLP 1 Silk Street London EC2Y 8HQ United Kingdom

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and upon completion of the Merger described in the enclosed prospectus.
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

*	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee(4)
Ordinary Class B Shares, SEK 1.25 quota value per share(1)	[ ]	N/A	$[ ]	$[ ]
(1)
Ordinary Class B shares, SEK 1.25 quota value per share (the “Tele2 B shares”), of Tele2 AB (publ), a public limited liability company organized under the laws of the Kingdom of Sweden (“Tele2”), to be issued in connection with the proposed merger (the “Merger”) of Tele2 and Com Hem Holding AB (publ), a public limited liability company organized under the laws of the Kingdom of Sweden (“Com Hem”), described herein.

(2)
Based upon (a) the number of Com Hem shares estimated to be held by U.S. residents (within the meaning of Exchange Act Rule 12g3-2) as of the date hereof and (b) the ratio of 1.0374 Tele2 B shares for each Com Hem share in connection with the Merger. The securities to be issued in connection with the Merger outside the United States are not registered under this Registration Statement.

(3)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended (the “Securities Act”) on the basis of the market value of the ordinary shares of Com Hem to be exchanged in the Merger, computed in accordance with Rule 457(f)(1), Rule 457(f)(3) and Rule 457(c) based on (a) the product of (i) [      ], the average of the high and low sales prices per ordinary share of Com Hem on [      ], 2018, as reported by Nasdaq Stockholm, and (ii) [     ], the estimated number of ordinary shares of Com Hem to be exchanged in the Merger, less (b) $[     ], the estimated maximum amount of cash payable to shareholders of Com Hem pursuant to the Merger.

(4)	Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $124.50 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. TELE2 MAY NOT DISTRIBUTE AND ISSUE THE TELE2 B SHARES BEING REGISTERED PURSUANT TO THIS REGISTRATION STATEMENT UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND TELE2 IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE SUCH OFFER OR SALE IS NOT PERMITTED.
SUBJECT TO COMPLETION, DATED AUGUST 6, 2018

Merger of Com Hem with Tele2
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

The Boards of Directors of Tele2 AB (publ), a public limited liability company organized under the laws of the Kingdom of Sweden (together with its consolidated subsidiaries, as the context requires, “Tele2”) and Com Hem Holding AB (publ), a public limited liability company organized under the laws of the Kingdom of Sweden (together with its consolidated subsidiaries, as the context requires, “Com Hem”), have entered into a merger agreement and approved a merger plan that provides for the merger (the “Merger”) of Com Hem with Tele2 (the “Merger Plan”). The Merger will be implemented pursuant to Chapter 23, Section 1 of the Swedish Companies Act (2005:551) (Aktiebolagslagen (2005:551) (the “Swedish Companies Act”), with Tele2 as the absorbing company and Com Hem as the transferring company and, upon completion of the Merger, Com Hem will be dissolved.

In connection with the proposed Merger, Tele2 is registering [       ] ordinary class B shares, each with a quota value of SEK 1.25 per share (the “Tele2 B shares”), in the United States. The Tele2 B shares will be offered to shareholders of Com Hem resident in the United States. This document has been prepared for the shareholders of Com Hem resident in the United States to provide detailed information in connection with the Merger. If the Merger Plan is adopted and the Merger completed, shareholders of Com Hem will receive 1.0374 Tele2 B shares and SEK 37.02 in cash in exchange for each ordinary share of Com Hem, each with a quota value of SEK 1.164 per share (the “Com Hem shares”) that they own. Tele2 shareholders will not receive any new shares or cash in the Merger.  Tele2 has and the combined company (“Enlarged Tele2”) will have multiple classes of shares with different voting rights; the Tele2 B shares that Com Hem shareholders will receive as Non-Cash Consideration (as defined below) have one vote per share, while Tele2 A shares have 10 votes per share.

Tele2 will hold an extraordinary general meeting to consider and vote upon the approval of the Merger Plan between Tele2 and Com Hem and upon the issuance of the Non-Cash Consideration (as defined below) for the Merger. The extraordinary general meeting will be held at [      ] on [      ], 2018, at [    ] [a][p].m. Central European Time ([    ][a][p].m. Eastern [Standard] [Daylight] Time). The resolutions relating to the approval of the Merger Plan and relating to the Non-Cash Consideration each require the affirmative vote of a two-thirds majority (of votes cast as well as shares represented, within each class of shares). The record date for the determination of the shareholders entitled to vote at the Tele2 extraordinary general meeting, or any adjournment or postponement of the Tele2 extraordinary general meeting, is the close of business on [      ], 2018.

Com Hem will hold an extraordinary general meeting to consider and vote upon the approval of the Merger Plan between Tele2 and Com Hem. The extraordinary general meeting will be held at [     ] on [      ], 2018, at [     ] [a][p].m. Central European Time ([     ][a][p].m. Eastern [Standard] [Daylight] Time). The resolution approving the Merger Plan requires the affirmative vote of a two-thirds majority (of votes cast as well as shares represented). The record date for the determination of the shareholders entitled to vote at the Com Hem extraordinary general meeting, or any adjournment or postponement of the Com Hem extraordinary general meeting, is the close of business on [      ], 2018.

There are no quorum requirements applicable to the extraordinary general meetings of Tele2 and Com Hem. In order for the Merger to be completed, the Merger Plan must be adopted by both the Tele2 shareholders and the Com Hem shareholders at the respective extraordinary general meetings. Under Swedish law, shareholders are not entitled to exercise dissenters’ rights or appraisal rights should the Merger Plan be approved, except for the general right to contest any decision taken at a company’s extraordinary general meeting for being in contravention of the company’s articles of association or the Swedish Companies Act.

Upon completion of the Merger, Tele2 will issue a total of [      ] Tele2 B shares to the shareholders of Com Hem (the “Non-Cash Consideration”) and pay to the shareholders of Com Hem a total of SEK [      ] (the “Cash Consideration” and together with the Non-Cash Consideration, the “Merger Consideration”). Tele2’s current shareholders will own 73.3 percent of the shares (representing 79.4 percent of the voting rights) of Enlarged Tele2 and Com Hem’s current shareholders will own 26.7 percent of the shares (representing 20.6 percent of the voting rights) of Enlarged Tele2. Tele2 will apply to have the Non-Cash Consideration listed on Nasdaq Stockholm and anticipates that the first day of trading for the Non-Cash Consideration will occur two business days after completion of the Merger. It is envisaged that the Com Hem shares, which are currently listed on Nasdaq Stockholm, under the symbol “COMH,” will cease trading two days prior to completion of the Merger and, subsequently, will be delisted from Nasdaq Stockholm as soon as practicable after the completion of the Merger, as permitted by applicable law.

As described in this prospectus, the respective Board of Directors of Tele2 and Com Hem have unanimously recommended that their respective shareholders approve the Merger Plan (and the issuance of the Non-Cash Consideration for the Merger in the case of the Tele2 shareholders). You will be given the opportunity to vote for or against the Merger at the respective extraordinary general meetings of Tele2 and Com Hem. You may vote either in person or by exercising your rights at the meeting through a proxy holder, present at the meeting, in possession of a written proxy form signed and dated by you. As neither Tele2 nor Com Hem will collect proxies, such proxy holder must be a third party. If you are present or represented at the respective extraordinary general meeting resolving on the Merger Plan, your failure to vote will have the same effect as voting against the adoption of the Merger Plan.

Tele2’s and Com Hem’s largest shareholder, Kinnevik AB (publ) (“Kinnevik”), has undertaken to vote in favor of the Merger at the respective extraordinary general meetings and not to sell any shares in Tele2 or Com Hem (or in the combined company) until six months after completion of the Merger, subject to customary conditions.

Following the Merger, Enlarged Tele2 intends to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act if it is able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers.

For a discussion of risk factors that you should consider in evaluating the transactions, see “Risk Factors” beginning on page 18.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Merger or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus provides you with detailed information about the proposed Merger. We encourage you to read this entire document carefully.

This document is dated [     ], 2018

QUESTIONS AND ANSWERS ABOUT THE MERGER

The Merger of Tele2 and Com Hem

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully this entire document, including the annexes, to fully understand the proposed transaction and the voting procedures applicable to you.

Q:	What is the proposed transaction to which this document relates?

A:
Tele2 and Com Hem have agreed to combine their respective business operations through a statutory merger, and have entered into a Merger Agreement and agreed on a Merger Plan to implement and effect the Merger, pursuant to which Tele2 will absorb Com Hem. For a more detailed description of what will happen in the Merger, see “The Merger—Terms of the Merger.”

Q:	Why are Tele2 and Com Hem proposing a combination of Tele2 with Com Hem?

A:
Tele2’s and Com Hem’s Boards of Directors have investigated the consequences of a merger between the two companies and each Board believes there to be strategically compelling reasons for a merger between the two companies. The Merger is expected to be significantly value accretive for all stakeholders through a combination of two highly complementary businesses, enabling a superior customer offering meeting the demands of tomorrow, greater scale and diversification, unlocking significant synergies and presenting an attractive financial profile. For a more detailed description of the reasons for the Merger, see “The Merger—Reasons for the Merger.”

Q:	How will the Merger be implemented?

A:
The Merger will be implemented pursuant to Chapter 23, Section 1 of the Swedish Companies Act, with Tele2 as the absorbing company and Com Hem as the transferring company. If the shareholders of each of Tele2 and Com Hem approve the Merger Plan (and in the case of Tele2’s shareholders, the issuance of the Non-Cash Consideration) at their respective extraordinary general meetings, and all of the conditions precedent to the Merger set forth in the Merger Plan are satisfied or waived, the parties will then file the Merger with the Swedish Companies Registration Office (Bolagsverket) (the “SCRO”) (such date that the Merger is registered by the SCRO, the “Completion”). Upon Completion of the Merger, Com Hem will be dissolved.

Q:	What will Tele2’s shareholders receive when the Merger is completed?

A:	Tele2 shareholders will not receive any Merger Consideration pursuant to the Merger. At Completion, their shares in Tele2 will be shares in Enlarged Tele2.

Q:	What will Com Hem’s shareholders receive when the Merger is completed?

A:
Shareholders of Com Hem will receive 1.0374 ordinary class B shares of Tele2, each with a quota value of SEK 1.25 per share and SEK 37.02 in cash in exchange for each ordinary share of Com Hem, each with a quota value of SEK 1.164 per share that they own.

Q:	What will happen to the Com Hem shares when the Merger is completed?

A:
After receipt of the affirmative vote of a two-thirds majority (of votes cast as well as shares represented, within each class of shares) of each of the shareholders of Tele2 and Com Hem at the respective company’s extraordinary general meeting that resolves on the Merger, all of the existing Com Hem shares will be exchanged for the Non‑Cash Consideration and the Cash Consideration. The exchange of Com Hem shares for the Non-Cash Consideration and the Cash Consideration will occur automatically.

Q:	Why has Tele2 filed this registration statement?

A:
The Tele2 B shares will be offered to shareholders of Com Hem resident in the United States. This document has been prepared for the shareholders of Com Hem resident in the United States to provide detailed information in connection with the Merger.

Q:	How will fractional shares be treated in the Merger?

A:
Only whole Tele2 B shares will be paid to Com Hem shareholders as Non-Cash Consideration for the Merger. All fractional shares due to the shareholders of Com Hem will be aggregated. The total number of Tele2 B shares calculated as the sum of all fractional shares will be sold by Nordea on Nasdaq Stockholm. The sale shall be made as soon as possible after registration of the Merger by the SCRO. The proceeds from the sale of fractional shares will be settled by Nordea and paid to the former shareholders of Com Hem in proportion to the fractional shares held immediately prior to the sale. This payment is planned to take place no later than ten banking days after the sale of the fractional shares.

Q:	What are the conditions to Completion of the Merger?

A:	Completion of the Merger is subject to the satisfaction or waiver of a number of conditions. See “The Merger Plan—Conditions Precedent to Completion of the Merger.”

Q:	What are the tax consequences to Com Hem’s shareholders of the Merger?

A:
The issuance of the Non-Cash Consideration to Com Hem shareholders will not trigger immediate tax in Sweden while any Cash Consideration will be immediately taxable, provided that the rules on share-for-share exchange are applied. See “Material Tax Consequences of the Merger—Material Swedish Tax Considerations—Tax Consequences of the Merger for Com Hem Shareholders Resident in Sweden.”

The U.S. federal income tax consequences of the Merger to U.S. Holders (as defined under the heading “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations”) will depend on whether the Merger qualifies as a reorganization for U.S. federal income tax purposes under Section 368 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (a “Reorganization”). Tele2 intends to take the position that the Merger should qualify as a Reorganization for U.S. federal income tax purposes. U.S. Holders should be aware that Tele2 has not requested and does not intend to request an opinion of counsel (other than Exhibit 8.1 to this registration statement) or a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax treatment of the Merger. There can be no assurance, that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Subject to the discussions under the headings “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations—PFIC Considerations” and “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger—Effect of Swedish Withholding Taxes,” if the Merger qualifies as a Reorganization, a U.S. Holder that exchanges its Com Hem shares pursuant to the Merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of any cash received by such U.S. Holder pursuant to the Merger (including any Swedish tax withheld but excluding cash received in lieu of fractional shares) and (ii) the amount of gain realized by such U.S. Holder in such exchange. The amount of a U.S. Holder’s realized gain will equal the excess of (i) the sum of (a) the fair market value of the Non-Cash Consideration received (including any fractional Tele2 B shares for which cash is received) and (b) the amount of Cash Consideration received pursuant to the Merger (other than cash received in lieu of fractional Tele2 B shares) over (ii) the U.S. Holder’s adjusted tax basis in the Com Hem shares exchanged. Cash received in lieu of a fractional Tele2 B share should be treated as a payment in exchange for the fractional Tele2 B share.

Any recognized gain will be a capital gain and will be a long-term capital gain if the U.S. Holder’s holding period for the Com Hem shares exceeds one year at the time of the Merger. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

If contrary to Tele2’s position described above, the Merger fails to qualify as a Reorganization, the exchange of Com Hem Shares for the Merger Consideration in the Merger generally will be treated as a taxable exchange for U.S. federal income tax purposes.

See “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger.”

Q:	When will the Merger be completed?

A:	We expect to complete the Merger promptly after the satisfaction or waiver of all conditions to the Merger. It is expected that Completion will occur in the second half of 2018.

Q:	Will the Tele2 B Shares be listed on an exchange in the United States?

A:
No. It is not expected that Tele2 will list the Tele2 B Shares for trading on any U.S. exchange. Tele2’s ordinary Class A shares and Class B shares currently trade on Nasdaq Stockholm. Tele2 will apply to have the Non-Cash Consideration listed on Nasdaq Stockholm.

Q:	Upon Completion of the Merger, what percentage of Enlarged Tele2 will Tele2 and Com Hem shareholders respectively own?

A:
Upon Completion of the Merger, Tele2’s shareholders will own 73.3 percent of the shares (representing 79.4 percent of the voting rights) of Enlarged Tele2 and Com Hem shareholders will own 26.7 percent of the shares (representing 20.6 percent of the voting rights) of Enlarged Tele2.

Q:	How will the legal rights of Non-Cash Consideration differ from the legal rights of Com Hem shares?

A:
There are certain differences between the rights of a holder of Tele2 B shares and a holder of Com Hem shares. Tele2 has multiple classes of shares with different voting rights; the Tele2 B shares that Com Hem shareholders will receive as Non-Cash Consideration have one vote per share, while Tele2 A shares have 10 votes per share. Apart from this, there is no material difference between the legal rights of holders of Tele2 B shares and the legal rights of holders of Com Hem shares. For a discussion of differences between the rights of Tele2 and Com Hem shareholders, see “Comparison of Rights of Shareholders of Enlarged Tele2 and Com Hem Shareholders” and “Description of Tele2 Shares and Articles of Association—General; Share Capital.”

Q:	What is the market value of the Com Hem shares as of a recent date?

A:	As of July 26, 2018, the latest practicable date before the date of this prospectus, the closing price of the Com Hem shares reported on Nasdaq Stockholm was SEK 159.60 per Com Hem share.

Q:	Will Enlarged Tele2 continue to be a reporting company in the United States after Completion of the Merger?

A:
Following the Merger, Enlarged Tele2 intends to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act if it is able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers.

The Extraordinary General Meetings

Q:	When and where is the extraordinary general meeting of Tele2 taking place?

A:	The extraordinary general meeting of Tele2 will be held at [ ] on [ ], 2018, at [ ] [a][p].m. Central European Time ([ ][a][p].m. Eastern [Standard] [Daylight] Time).

Q:	When and where is the extraordinary general meeting of Com Hem taking place?

A:	The extraordinary general meeting of Com Hem will be held at [ ] on [ ], 2018, at [ ] [a][p].m. Central European Time ([ ][a][p].m. Eastern [Standard] [Daylight] Time).

Q:	What will Tele2’s shareholders vote on?

A:	With respect to the Merger, Tele2’s shareholders will vote on the following proposals:

•	approval of the Merger Plan between Tele2 and Com Hem; and
•	approval of the issuance of the Non-Cash Consideration for the Merger.

Q:	What will Com Hem’s shareholders vote on?

A:	With respect to the Merger, Com Hem’s shareholders will vote on the approval of the Merger Plan between Tele2 and Com Hem.

Q:	What does the Tele2 Board of Directors recommend?

A:	The Tele2 Board of Directors unanimously recommends the approval of the Merger Plan and the transactions contemplated thereby by Tele2’s shareholders.

Q:	What does the Com Hem Board of Directors recommend?

A:	The Com Hem Board of Directors unanimously recommends the approval of the Merger Plan and the transactions contemplated thereby by Com Hem’s shareholders.

Q:	Who can vote at Tele2’s extraordinary general meeting?

A:
All shareholders of record of Tele2 shares (including Tele2 A shares, Tele2 B shares and Tele2 C shares) at the close of business on the record date, [      ], 2018, and whose names are entered in Tele2’s share register maintained by Euroclear Sweden, will be entitled to vote at the Tele2 extraordinary general meeting. Any Tele2 shareholders who wish to attend the Tele2 extraordinary general meeting must give notice of their attendance in accordance with the requirements set out in the notice of the extraordinary general meeting.

Q:	Who can vote at Com Hem’s extraordinary general meeting?

A:
All shareholders of record of Com Hem shares at the close of business on the record date, [      ], 2018, and whose names are entered in Com Hem’s share register maintained by Euroclear Sweden, will be entitled to vote at the Com Hem extraordinary general meeting. Any Com Hem shareholders who wish to attend the Com Hem extraordinary general meeting must give notice of their attendance in accordance with the requirements set out in the notice of the extraordinary general meeting.

Q:	What happens when any Tele2 or Com Hem shareholder does not vote or abstains from voting?

A:
If a shareholder of Tele2 or Com Hem present or represented at the respective extraordinary general meeting resolving on the Merger Plan does not vote or abstains from voting, it will have the same effect as if such shareholder voted against the Merger Plan (and the resolution relating to the Non-Cash Consideration, in the case of Tele2). The resolutions relating to the approval of the Merger Plan (and the approval of the resolution relating to the Non-Cash Consideration, in the case of Tele2) each require the affirmative vote of a two-thirds majority (of votes cast as well as shares represented, within each class of shares).

Q:	What is the vote necessary to adopt the resolutions that will be proposed at Tele2’s extraordinary general meeting?

A:
The resolution relating to the approval of the Merger Plan and the resolution relating to the Non-Cash Consideration each require the affirmative vote of a two-thirds majority (of votes cast as well as shares represented, within each class of shares). Tele2 has three classes of ordinary shares, Class A, Class B and Class C. Each Class A share carries ten (10) votes, each Class B share carries one (1) vote and each Class C share carries one (1) vote at general meetings of shareholders. For more information on the Tele2 shareholder approvals, see “The Tele2 Extraordinary General Meeting.”

Q:	What is the vote necessary to adopt the resolutions that will be proposed at Com Hem’s extraordinary general meeting?

A:
The resolution approving the Merger Plan requires the affirmative vote of a two-thirds majority (of votes cast as well as shares represented). For more information on the Com Hem shareholder approval, see “The Com Hem Extraordinary General Meeting.”

Q:	Have any shareholders undertaken to vote in favor of the Merger?

A:
Tele2’s and Com Hem’s largest shareholder, Kinnevik, which holds 30.3 percent of the Tele2 shares (excluding treasury shares), representing 47.9 percent of the voting rights in Tele2, and 19.2 percent of the Com Hem shares (excluding treasury shares) and voting rights in Com Hem, has undertaken to vote in favor of the Merger at the extraordinary general meetings of Tele2 and Com Hem.

Q:	What dissenters’ or appraisal rights do Tele2 and Com Hem’s shareholders have?

A:
Under Swedish law, the shareholders of Tele2 and Com Hem are not entitled to exercise dissenters’ rights or appraisal rights should the Merger Plan be approved, except for the general right to contest any decision taken at a company’s extraordinary general meeting for being in contravention of the company’s articles of association or the Swedish Companies Act.

Q:	What do I need to do now?

A:
After carefully reading and considering the information contained in this prospectus, you should make the necessary arrangements to vote at the Tele2 or Com Hem extraordinary general meeting held to approve the Merger, as applicable. For information on voting your shares of Tele2 at the Tele2 extraordinary general meeting, see “The Tele2 Extraordinary General Meeting.” For information on voting Com Hem shares at the Com Hem extraordinary general meeting, see “The Com Hem Extraordinary General Meeting.”

Q:	Where can I find more information about Tele2 and Com Hem?

A:	You can find more information about Tele2 and Com Hem by reading this prospectus and from various sources described in this prospectus under “Where You Can Find More Information.”

Q:	Who can answer my questions?

If you have any questions, you should contact the appropriate company at the following addresses:

Tele2 AB (publ) Skeppsbron 18 P.O. Box 2094 SE-103 13 Stockholm, Sweden Attention: Investor Relations	Com Hem Holding AB (publ) Fleminggatan 18 P.O. Box 8093 SE-104 20 Stockholm, Sweden Attention: Investor Relations

In addition, if you have questions about the Merger or the extraordinary general meetings or need additional copies of this prospectus or other documents, you may contact MacKenzie Partners, Inc., Tele2’s and Com Hem’s US information agent, at the following address and telephone number:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
1-888-410-7850 (toll-free)

TABLE OF CONTENTS

ADDITIONAL INFORMATION	i
ABOUT THIS PROSPECTUS	i
SOURCES OF INDUSTRY AND MARKET DATA	i
REGULATORY STATEMENT	ii
WHERE YOU CAN FIND MORE INFORMATION	ii
PRESENTATION OF FINANCIAL INFORMATION	iii
SUMMARY	1
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF TELE2	6
SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA OF COM HEM	12
SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	16
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	17
RISK FACTORS	18
Risks Related to the Merger	18
Risks Related to the Business of Enlarged Tele2	22
THE TELE2 EXTRAORDINARY GENERAL MEETING	36
THE COM HEM EXTRAORDINARY GENERAL MEETING	38
THE MERGER	40
Terms of the Merger	40
Background of the Merger; Past Material Contacts Between Tele2 and Com Hem	40
Reasons for the Merger	44
Recommendation of, and Factors Considered by, the Tele2 Board of Directors	45
Recommendation of, and Factors Considered by, the Com Hem Board of Directors	46
Unaudited Prospective Financial Information	46
Opinion of N M Rothschild & Sons Limited, Financial Advisor to Tele2	47
Opinion of BofA Merrill Lynch, Financial Advisor to Com Hem	53
Voting Commitment and Regulatory Undertaking of Kinnevik	61
Board of Directors and Management of Enlarged Tele2 after the Merger	62
Interests of Certain Persons in the Merger	62
Ownership of Tele2 after Completion of the Merger	64
Merger Consideration	64
Illustration of Merger Consideration	65
Accounting Treatment of the Merger	65
Appraisal Rights	65
Fees and Expenses	65
REGULATORY MATTERS	66
Competition	66
Other Regulatory Consents	66
Third Party Consents	66
MATERIAL TAX CONSEQUENCES OF THE MERGER	67
Material Swedish Tax Considerations	67
Material U.S. Federal Income Tax Considerations	70
THE MERGER PLAN	75
Rationale for the Merger	75
Determination of the Merger Consideration;	75
Merger Consideration	75
Fractional Shares	75
Share Issue	75

Settlement of the Merger	75
Pre-Merger Undertakings	76
Conditions Precedent to Completion of the Merger	76
Merger Completion Date; Dissolution of Com Hem; Listing	77
Financing	77
Due Diligence	77
Voting Commitment	78
Com Hem Executive Warrants and Long Term Incentive Plans	78
Fees Relating to the Merger	78
Termination	78
Amendments, Extensions and Waivers	78
THE MERGER AGREEMENT	79
Relationship between Merger Agreement and Merger Plan	79
Undertakings of the Parties	79
Merger Control	80
Financing	80
Undertakings by the Key Shareholder	80
Fulfilment of Conditions	80
Governing Law and Jurisdiction	81
Amendment and Waiver	81
Termination	81
ENLARGED TELE2	82
Rationale for the Merger; Business Overview and Strategy	82
Financial Leverage Target and Shareholder Remuneration Framework after the Merger	85
Market Overview of Enlarged Tele2	85
The Telecommunications Market in Sweden	88
The Kazakhstan Telecommunications Market	93
Key Telecommunication Industry Trends and Drivers in Europe	93
Telecommunications Regulation in Sweden and the European Union	96
ENLARGED TELE2 UNAUDITED PRO FORMA FINANCIAL INFORMATION	105
Enlarged Tele2 Unaudited Pro Forma Condensed Consolidated Income Statement for the Six Months Ended June 30, 2018	106
Enlarged Tele2 Unaudited Pro Forma Condensed Consolidated Combined Income Statement for the year ended December 31, 2017	107
Enlarged Tele2 Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2018	108
Notes to Enlarged Tele2 Unaudited Pro Forma Condensed Combined Financial Statements	109
COMPARATIVE PER SHARE DATA	114
RECENT MARKET PRICES	115
EXCHANGE RATES	116
BUSINESS OF TELE2	117
Overview	117
History of Tele2	117
Our Business	118
Products & Services	118
Geographic Segments	119
Intellectual Property	125
Competition	125
Employees	127
Corporate Responsibility	129
Real Property	131
Legal Proceedings	131
BUSINESS OF COM HEM	133
History of Com Hem	133
Com Hem’s 2018 and Medium Term Financial Guidance	134
Customers	135
Products and Services	135
Operating Segments	137
Supplier Arrangements	141

Product, Commercial, Marketing, Sales and Customer Care	142
Technical Operations and Network Maintenance	142
Information Technology	142
Network and Infrastructure	143
Intellectual Property	144
Real Property	145
Employees and Pension Obligations	145
Environmental Matters	146
Insurance	146
Competition	146
Legal Proceedings	146
OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF TELE2	147
Overview	147
Recent Developments	147
Non-IFRS Financial Measures	147
Financial Guidance	148
Key Factors Affecting Results of Operations	148
Results of Operations	151
Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017	152
Year Ended December 31, 2017 Compared to Year Ended December 31, 2016	153
Year Ended December 31, 2016 Compared to Year Ended December 31, 2015	154
Segment Analysis	155
Financial Resources and Liquidity	162
Capital Expenditures	164
Contractual Obligations	164
Off Balance Sheet Arrangements	165
Quantitative and Qualitative Disclosures about Market Risk	165
Changes in and Disagreements with Accountants and Financial Disclosure	165
Critical Accounting Estimates	165
Non-Current Assets	166
OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF COM HEM	168
Overview	168
Key Factors Affecting Com Hem’s Results of Operations and Financial Condition	168
Presentation of Financial Information	171
Results of Operations	172
Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017	172
Years Ended December 31, 2017, 2016 and 2015	174
Liquidity and Capital Resources	178
Capital Expenditures	180
Borrowings	181
Contractual Obligations	182
Research and Development	182
Off-Balance Sheet Arrangements	183
Quantitative and Qualitative Disclosures about Market Risk	183
Changes in and Disagreements with Accountants and Financial Disclosure	184
Critical Accounting Estimates	184
SHARE OWNERSHIP	186
Share Ownership of Tele2	186
Share Ownership of Com Hem	186

MANAGEMENT	187
Directors and Management of Tele2	187
Directors and Management of Enlarged Tele2	190
REMUNERATION OF TELE2’S DIRECTORS AND EXECUTIVE MANAGEMENT	191
Remuneration of the Board of Directors of Tele2 and Committee Members	191
Remuneration of Tele2 Executive Management	191
RELATED PARTY TRANSACTIONS	197
DESCRIPTION OF TELE2 SHARES AND ARTICLES OF ASSOCIATION	198
General; Share Capital	198
Shareholders’ Meetings	198
Voting Rights	199
Transfer of Shares	199
Changes in Share Capital	199
Amendments to the Articles of Association, including Variation of Rights	199
Minority Rights, including Mandatory Offers	200
Election and Removal of Directors	200
Shareholder Rights	201
Shareholders’ Votes on Certain Reorganization	202
Liability of Directors	202
Indemnification of Directors and Officers	202
Distribution of Assets on Liquidation	203
Articles of Association	203
COMPARISON OF RIGHTS OF SHAREHOLDERS OF ENLARGED TELE2 AND COM HEM SHAREHOLDERS	205
SHARE CAPITAL	205
GLOSSARY	207
EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS OF A SWEDISH COMPANY	211
ENFORCEMENT OF FOREIGN JUDGMENTS AND SERVICE OF PROCESS	212
LEGAL MATTERS	213
EXPERTS	214

ANNEX A: THE MERGER PLAN	A-1
ANNEX B: THE MERGER AGREEMENT	B-1
ANNEX C: VOTING COMMITMENT AND REGULATORY UNDERTAKING OF KINNEVIK	C-1
ANNEX D: FAIRNESS OPINION OF N M ROTHSCHILD & SONS LIMITED, FINANCIAL ADVISOR TO TELE2	D-1
ANNEX E: FAIRNESS OPINION OF MERRILL LYNCH INTERNATIONAL, FINANCIAL ADVISOR TO COM HEM	E-1
INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-1

PART II INFORMATION NOT REQUIRED IN PROSPECTUS	II-1

ADDITIONAL INFORMATION

As a foreign private issuer, Tele2 is exempt from the rules under Section 14 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) prescribing the furnishing and content of proxy statements and is not required to file proxy statements with the SEC. Tele2’s officers, directors and principal shareholders are also exempt from the reporting and insider “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.

Tele2 is not incorporating the contents of the websites of the SEC, Com Hem, Tele2 or any other person into this document.

ABOUT THIS PROSPECTUS

This prospectus, which forms part of a registration statement on Form F-4 (File No. 333-           ) filed with the SEC by Tele2, constitutes a prospectus of Tele2 under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”) with respect to the Tele2 B shares to be issued to holders of Com Hem shares pursuant to the Merger.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO ONE HAS BEEN AUTHORIZED TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, THE INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY TELE2, OR COM HEM. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE UNDER THIS PROSPECTUS WILL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF TELE2 OR COM HEM SINCE THE DATE OF THIS PROSPECTUS OR THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS DOCUMENT. NEITHER THE MAILING OF THIS PROSPECTUS TO HOLDERS OF COM HEM SHARES NOR THE ISSUANCE BY TELE2 OF ITS TELE2 B SHARES PURSUANT TO THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.

This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation.

The information concerning Com Hem contained in this prospectus has been provided by Com Hem, and information concerning Tele2 contained in this prospectus has been provided by Tele2.

SOURCES OF INDUSTRY AND MARKET DATA

Unless otherwise indicated, the information contained in this prospectus on the market environment, market developments, growth rates, market trends and competition in the markets in which Tele2 and Com Hem operate is taken from sources, including, but not limited to publicly available, or private third-party sources, or reflects estimates that are principally based on information from publicly available, or private third-party sources. The information obtained from third-party sources that is cited in this prospectus has been reproduced accurately. No facts have been omitted which would render the reproduced information inaccurate or misleading.

i

REGULATORY STATEMENT

This prospectus is not a prospectus within the meaning of the Swedish Companies Act, the Prospectus Directive (2003/71/EC) (as amended) or any prospectus rules promulgated by the Swedish Financial Supervisory Authority (Finansinspektionen) (the “SFSA”). No offer of shares to the public is made, or will be made, that requires the publication of a prospectus pursuant to Swedish law within the meaning of the above legislation. Other than pursuant to U.S. federal and state securities laws, this prospectus is not a prospectus, prospectus equivalent document or any other form of formal disclosure document for the purposes of any applicable law, rule or regulation in any other jurisdiction, state, province or territory and no offer of shares to the public is being made, or will be made, that requires the publication of a prospectus, prospectus equivalent document or any other form of formal disclosure document and this prospectus is not required to, and does not, contain all the information which may be required in a prospectus, prospectus equivalent document or any other form of formal disclosure document for the purposes of any applicable law, rule or regulation in any other jurisdiction, state, province or territory.

None of the SEC, any U.S. state securities commission, the SFSA or any other regulatory body, agency or authority elsewhere have approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus has not been reviewed by or registered with the SFSA or any other regulatory body, agency or authority elsewhere, other than the SEC. This prospectus does not constitute investment advice or the provision of investment services within the meaning of the Markets in Financial Instruments Directive (2004/39/EC) or any equivalent law, rule or regulation in any other jurisdiction, state, province or territory. This prospectus does not take into account the investment objectives, financial situation or needs of any particular person. Neither Tele2 nor Com Hem is an authorized investment firm within the meaning of the Markets in Financial Instruments Directive (2004/39/EC) or any equivalent law, rule or regulation in any other jurisdiction, state, province or territory and the recipients of this prospectus should seek independent legal and financial advice in determining their actions in respect of or pursuant to this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Tele2 makes its annual and interim reports and other information electronically available to the public from its Investor Relations website at http://www.tele2.com/investors/. The information contained on http://www.tele2.com/investors/ is not incorporated by reference into this prospectus.

Com Hem makes its annual and interim reports and other information electronically available to the public from its Investor Relations website at http://www.comhemgroup.se/en/investors/. The information contained on http://www.comhemgroup.se/en/investors/ is not incorporated by reference into this prospectus.

Tele2 has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) to register the Tele2 B shares that Com Hem shareholders will receive pursuant to the Merger. This prospectus is part of that registration statement on Form F-4 and constitutes the prospectus of Tele2. This prospectus does not contain all the information set out in the registration statement, some parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, you should read the registration statement on Form F-4 and the exhibits and schedules filed with that registration statement as they contain important information about Tele2, Com Hem and the Tele2 B shares.

PRESENTATION OF FINANCIAL INFORMATION

This prospectus contains:

1.
unaudited pro forma condensed combined financial information for Tele2 that has been adjusted to reflect the effect of the Merger on the balance sheet of Tele2 as at June 30, 2018 as if the Merger had occurred at that date, and to reflect the effect of the Merger on the income statement of Tele2 for the year ended December 31, 2017, and six months ended June 30, 2018, as if the Merger had occurred on January 1, 2017, and assuming all Com Hem shares have been exchanged into Tele2 B shares in the Merger;

2.
audited consolidated financial statements of Tele2 as at and for the fiscal years ended December 31, 2017, 2016 and 2015 including the related notes thereto, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB) (“IFRS”) (“Tele2 Audited Consolidated Financial Statements”);

3.
unaudited interim condensed consolidated financial statements of Tele2 as at and for the three and six months ended June 30, 2018 and 2017, including the related notes thereto, which have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) (the “Tele2 Unaudited Interim Consolidated Financial Statements”);

4.
audited consolidated financial statements of Com Hem as at and for the fiscal years ended December 31, 2017 and 2016 including the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB (“Com Hem Audited Consolidated Financial Statements”);

5.
unaudited consolidated financial statements of Com Hem as at and for the fiscal year ended December 31, 2015 including the related notes thereto, which have been prepared in accordance with IFRS as issued by the IASB (“Com Hem Unaudited Consolidated Financial Statements); and

6.
unaudited interim condensed consolidated financial statements of Com Hem as at and for the three and six months ended June 30, 2018 and 2017 including the related notes thereto, which have been prepared in accordance with IAS 34 (“Com Hem Unaudited Interim Condensed Consolidated Financial Statements”);

Unless indicated otherwise, financial data presented in this prospectus has been taken or derived from the audited or unaudited consolidated financial statements or the unaudited interim condensed consolidated financial statements of Tele2 and Com Hem.

Where information is identified as “unaudited” in this prospectus, this means it has not been subject to an audit.

Under IFRS, the Merger will be accounted for using the acquisition method. Tele2 is the accounting and legal acquiror. In Tele2’s consolidated financial statements, the assets, liabilities and contingent liabilities of Com Hem will be recognized at fair value, with limited exceptions; the excess of the cost of the Merger over the net fair value of the assets, liabilities and contingent liabilities recognized will be recorded as goodwill.

For your convenience, the financial information and certain other information presented in a number of tables in this prospectus has been rounded to the nearest whole number or the nearest decimal place, as applicable. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this prospectus reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.

For additional information on the presentation of financial information in this document, see the consolidated financial statements of Tele2 beginning on page F-2 of this prospectus and the consolidated financial statements of Com Hem beginning on page F-113 of this prospectus.

Pro forma condensed combined financial information

This prospectus contains unaudited pro forma condensed combined financial information that has been adjusted to reflect the effect of the Merger on the consolidated balance sheet of Tele2 as at June 30, 2018 as if the Merger had occurred at that date and to reflect the effect of the Merger on the consolidated income statements of Tele2 for the year ended December 31, 2017 and the six months ended June 30, 2018 as if the Merger had occurred on January 1, 2017.

The unaudited pro forma condensed combined financial information is presented for information purposes only and reflects estimates and assumptions made by Tele2’s management that it considers reasonable. It does not purport to represent what Tele2’s actual results of operations or financial condition would have been had the Merger occurred on the date indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition, the unaudited pro forma condensed combined financial information does not reflect the effect of any cost or revenue synergies associated with combining Tele2 and Com Hem. For more information see “Enlarged Tele2 Unaudited Pro Forma Condensed Combined Financial Information.”

Currency

In this prospectus, references to “SEK” or “kr” are to Swedish Krona, the lawful currency of the Kingdom of Sweden, references to “€” are to euros, the lawful single currency of the participating member states of the European Economic and Monetary Union of the Treaty establishing the European Community, as amended from time to time, and references to “$” are to U.S. dollars, the currency of the United States of America. Tele2 publishes its consolidated financial statements in Swedish Krona. See “Exchange Rates.”

Non-IFRS Financial Measures

This prospectus contains financial measures which are used by Tele2 and Com Hem, respectively, to assess the financial performance of their businesses.  These measures include Adjusted EBITDA, Adjusted EBITDA margin, Free cash flow, CAPEX Paid, CAPEX and Net Debt for Tele2 and include, but are not limited to, Underlying EBITDA, Underlying EBITDA margin, Operating free cash flow, CAPEX and Net Debt for Com Hem and are included because Tele2 and Com Hem, respectively, believe that they are important supplemental measures of operating performance and liquidity. These measures are presented based on information derived from Tele2’s and Com Hem’s financial statements and other historical accounting records. These measures of operating performance and liquidity are not required by or presented in accordance with IFRS and should not be considered a substitute to Tele2’s or Com Hem’s financial statements prepared in accordance with IFRS. In addition, these measures are not intended to be an indication of either Tele2’s or Com Hem’s ability to fund their respective, or, following the Completion of the Merger, Enlarged Tele2’s cash requirements. Consideration should be given to the types of events and transactions that are excluded from the calculation of these non-IFRS measures. Other companies may calculate non-IFRS measures differently than Tele2 or Com Hem does.

Tele2

Adjusted EBITDA and Adjusted EBITDA Margin

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Net profit from operations	1,295	1,062	2,411	1,370	1,512
Income tax	416	385	519	1,020	757
Interest income	(12)	(10)	(24)	(18)	(8)
Interest expense	180	169	342	354	360
Other financial items	165	125	338	(297)	59
Operating Profit	2,044	1,731	3,586	2,429	2,680
Items affecting comparability(a)	199	171	258	722	424
Results from shares in joint ventures and associated companies	(14)	(1)	–	–	7
Depreciation/amortization and other impairments	1,226	1,256	2,596	2,160	1,910
Adjusted EBITDA	3,455	3,157	6,440	5,311	5,021
Revenue	12,751	12,117	24,786	20,891	19,338
Adjusted EBITDA Margin (percent)	27.1	26.1	26.0	25.4	26.0

(a)          Items affecting comparability: consists of the following items.
	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Impairment of Goodwill	–	–	–	344	196
Sale of operations	–	–	–	1	(12)
Acquisition costs	160	1	20	61	118
Integration costs(b)	39	111	160	81	–
Challenger program(c)	–	59	78	235	228
Sales of 2G sites to Net4Mobility and dismantling 2G sites(d)	–	–	–	–	(112)
Devaluation in Kazakhstan	–	–	–	–	6
Total items affecting comparability	199	171	258	722	424

(a)   Integration costs: Integration costs include redundancy costs, other employee and consultancy costs, and costs associated with the exit of contracts related to TDC, Sweden and Altel, Kazakhstan.
(b)  Challenger program: At the end of 2014, Tele2 announced its Challenger program, which is a program to step change productivity in the Tele2 Group. The program will strengthen the organization further and enable it to continue to challenge the industry. Challenger program costs include redundancy costs, other employee and consultancy costs, and costs associated with the exit of contracts. The Challenger program ended on December 31, 2017.
(c)   Sales of 2G sites to Net4Mobility and dismantling 2G sites: Transactions related to sales of 2G sites to Net4Mobility, an infrastructure joint operation between Tele2 Sweden and Telenor Sweden, as well as the result of dismantling 2G sites.

Adjusted EBITDA: Net profit/loss from continuing operations before interest income, interest expenses, other financial items, income taxes, depreciation/amortization and other impairments, results from shares in joint ventures and associated companies and items affecting comparability.

Adjusted EBITDA margin: Adjusted EBITDA in relation to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are presented to illustrate the profitability of the underlying business, excluding items affecting comparability and historical investment decisions. Adjusted EBITDA is the measure used by management to assess the trading performance of our business and is therefore the measure of segment profit that the Group presents under IFRS. Adjusted EBITDA is also presented on a consolidated basis because management believes it is important to consider our profitability on a basis consistent with that of our operating segments. When presented on a consolidated basis, Adjusted EBITDA is a non-IFRS measure. Management believes that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the trading performance of our businesses.

Free cash flow

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Cash flow from operating activities	2,094	2,698	5,732	5,016	3,531
CAPEX paid	(1,515)	(1,700)	(3,213)	(3,799)	(4,017)
Free cash flow	579	998	2,519	1,217	(486)

Free cash flow: Cash flow from operating activities less CAPEX paid.

Free cash flow is presented to provide a view of funds generated from operating activities which also includes investments in intangible and tangible assets. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

v

CAPEX paid

	Six months ended June 30,		Year ended December 31,
Cash flows relating to:	2018	2017	2017	2016	2015
	(SEK million)
Acquisition of intangible assets	(364)	(364)	(671)	(528)	(628)
Acquisition of tangible assets	(1,170)	(1,345)	(2,554)	(3,296)	(3,408)
Sale of intangible assets	12	5	5	-	-
Sale of tangible assets	7	4	7	24	20
CAPEX Paid	(1,515)	(1,700)	(3,213)	(3,799)	(4,017)

CAPEX Paid: Cash paid for the acquisition of intangible and tangible assets net of cash proceeds from sales of intangible and tangible assets.

CAPEX Paid is presented to provide an indication of how much Tele2 invests organically on intangible and tangible assets to maintain and expand its business. Tele2 believes that this is an important additional supplemental measure given the significance of such assets to its future growth and the capital intensive nature of its industry.

CAPEX

	Six months ended June 30,		Year ended December 31,
Balance sheet additions	2018	2017	2017	2016	2015
	(SEK million)
Intangible Asset Additions	422	276	624	658	596
Other intangible asset additions included within Asset Held for Sale	-	-	-	-	2
Tangible Asset; Additions	945	1,117	2,337	3,175	3,633
Other tangible asset additions included within Asset Held for Sale	-	-	-	-	11
CAPEX	1,367	1,393	2,961	3,833	4,242

CAPEX: Additions to intangible asset and tangible assets that are capitalised on the balance sheet plus any other intangible and tangible assets capitalised within asset held for sale for the period.

CAPEX is presented to provide a view on how much Tele2 invests organically on intangible and tangible assets to maintain and grow its business which is not dependent on the timing of cash payments. The telecom industry is capital intensive, thus a focus on CAPEX management is important for the cash generation of Tele2’s business. CAPEX in relation to revenue shows how much Tele2 invests in relation to the size of its business. For Tele2’s mature operations, CAPEX is compared to Adjusted EBITDA to measure how much of the profitability that is converted to cash. For investment markets, CAPEX is put in relation to the future prospects to create value.

Net Debt

	Six months ended June 30,			Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Interest-bearing non-current liabilities	11,044	11,572	11,565	8,954	5,613
Interest-bearing current liabilities	2,607	2,639	820	3,388	5,372
Excluding equipment financing	-	(34)	(8)	(70)	-
Excluding provisions	(1,126)	(1,393)	(1,080)	(1,310)	(920)
Cash and cash equivalents, current investments, and restricted funds	(320)	(322)	(806)	(279)	(139)
Derivatives	-	(17)	(17)	(55)	(48)
Net debt	12,205	12,445	10,474	10,628	9,878

Net debt: Interest-bearing non-current and current liabilities excluding equipment financing, provisions, cash and cash equivalents, current investments, restricted cash and derivatives.

Net debt is presented as such measures are useful to illustrate the indebtedness, financial flexibility, and capital structure because it indicates the level of borrowings after taking account of cash and cash equivalents within the Group’s business that could be utilised to pay down the outstanding borrowings. Management believes that net debt can assist securities analysts, investors and other parties to evaluate the Group. Net debt and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies.

Com Hem

Capital expenditure (CAPEX): Capital expenditure in intangible assets and property, plant and equipment, including capital expenditure financed by leasing.

Capital expenditure (CAPEX) is presented to provide a view on how much Com Hem invests organically in intangible and tangible assets, including capital expenditure financed by leasing, to maintain and grow its business. The telecom industry is capital intensive, thus a focus on CAPEX management is important for Com Hem’s business. CAPEX in relation to revenue shows how much Com Hem invests in relation to the size of its business.

EBIT (operating profit): Earnings before net financial income and expenses and income taxes.

EBIT margin: EBIT as a percentage of revenue.

EBIT and EBIT margin are presented to provide a view of the profit/loss generated from operating activities.

EBITDA: Earnings before net financial income and expenses, income taxes, depreciation and amortization. The following table sets forth a reconciliation of Com Hem’s EBIT, EBITDA and Underlying EBITDA for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Net income for the period	192	158	371	317	92
Income taxes	(21)	(65)	(132)	(94)	(27)
Net financial income and expenses	(223)	(230)	(409)	(440)	(605)
Operating profit (EBIT)	436	454	912	851	724
Depreciation and amortization	958	960	1,943	1,667	1,545
EBITDA	1,394	1,414	2,855	2,518	2,269
Losses from disposals of non-current assets	6	5	16	4	9
Exchange gains/losses on trade receivables/liabilities	13	(2)	(7)	7	9
Items affecting comparability(1)	83	24	62	18	58
Underlying EBITDA	1,495	1,442	2,926	2,547	2,346
Revenue	3,599	3,551	7,136	5,665	5,000
Underlying EBITDA Margin (percent)	41.5	40.6	41.0	45.0	46.9

(1)
 The following table sets forth the breakdown of Com Hem’s Items affecting comparability for the periods indicated, which are items of a temporary nature such as staff costs related to restructuring and transaction costs related to acquisitions.

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Redundancy related to reorganization	(20)	(22)	(37)	(21)	(41)
Transaction costs related to the merger with Tele2	(18)	–	(5)	–	–
Retention incentives related to Tele2 merger	(18)	–	–	–	–
Personnel costs related to warrants	(10)	–	–	–	–
B2B integration costs	–	(14)	(29)	–	–
Pension debt, closure of plan	–	22	22	–	–
Other costs	(17)	(4)	(7)	(5)	(17)
Insurance indemnity related to previous years	–	–	–	19	–
Onerous contracts	–	(6)	(6)	–	–
Acquisition-related costs	–	–	–	(11)	–
Total	(83)	(24)	(62)	(18)	(58)

EBITDA is presented to provide a view of the profit/loss generated from operating activities, excluding historical investments.

EBITDA margin: EBITDA as a percentage of revenue.

EBITDA Margin is presented to provide a view of the profitability of the operating activities.

Operating Free Cash Flow is presented to provide a view of funds generated from Underlying EBITDA after taking into account capital expenditure. Operating Free Cash Flow is meaningful to investors because it is the measure of Com Hem’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting Operating Free Cash Flow is to indicate the ongoing cash generation within the control of Com Hem after taking into account the necessary expenditures to maintain the operating structure of Com Hem (in the form of capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Underlying EBITDA	1,495	1,442	2,926	2,547	2,346
Capital expenditures	(553)	(581)	(1,138)	(893)	(991)
Operating Free Cash Flow	942	861	1,788	1,655	1,355

Operating Free Cash Flow is presented to provide a view of funds generated from operating activities which also includes investments in intangible and tangible assets.

Net Debt: Interest-bearing liabilities, excluding borrowing costs, less cash and cash equivalents. The following table sets forth a reconciliation of Com Hem’s net debt for the periods indicated:

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Non-current interest-bearing liabilities	10,115	10,940	10,104	10,180	9,151
Add back of capitalized borrowing costs	60	85	71	98	95
Non-current interest-bearing liabilities, nominal value	10,175	11,025	10,175	10,278	9,246
Current interest-bearing liabilities	1,100	12	903	517	528
Cash and cash equivalents	(410)	(295)	(590)	(470)	(743)
Net debt	10,865	10,742	10,488	10,326	9,030

Net Debt indicates the level of borrowings, after taking account of cash and cash equivalents within Com Hem’s business that could be utilized to pay down Com Hem’s outstanding borrowings. Net Debt can assist analysts, investors and other parties to evaluate Com Hem’s indebtedness, financial flexibility, and capital structure. Net Debt and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies.

Net Debt/Underlying EBITDA: Net debt at the end of the period indicated divided by Underlying EBITDA for the last twelve months.

Net Debt/Underlying EBITDA ratio is presented as a measure of its ability to pay its debt, and shows the number of years it would take to repay Net Debt if Net Debt, in relation to Underlying EBITDA, remained constant.

Underlying EBITDA: EBITDA before losses from disposals of non-current assets excluding Items affecting comparability and exchange gains/losses on trade receivables/liabilities.

Underlying EBITDA Margin: Underlying EBITDA as a percentage of revenue.

Underlying EBITDA and Underlying EBITDA margin are presented to illustrate the profitability of the underlying business. Underlying EBITDA is the measure used to assess the trading performance of the business and is therefore the measure of segment profit that Com Hem presents under IFRS. Underlying EBITDA is also presented on a consolidated basis because it is helpful to consider the profitability on a basis consistent with that of the operating segments. When presented on a consolidated basis, Underlying EBITDA is a non-IFRS measure. Underlying EBITDA should, therefore, be made available to analysts, investors and other interested parties to assist in their assessment of the trading performance of the businesses.

SUMMARY

The following summary highlights selected information contained in this prospectus. It does not contain all of the information that may be important to you. In particular, you should read the documents attached to this prospectus that are made part of this prospectus. This summary and the balance of this prospectus contain forward-looking statements about events that are not certain to occur as described, or at all, and you should not place undue reliance on those statements. Please carefully read the section “Cautionary Statement Regarding Forward-Looking Statements.” You are urged to read carefully this entire document (including the annexes) and other documents that are referred to in this prospectus in order to fully understand the transactions contemplated by the Merger Plan. See “Where You Can Find More Information.” Most items in this summary include a page reference directing you to a more complete description of those items.

The Companies

Tele2 (see page 117)

Tele2 is a Swedish public limited liability company (publikt aktiebolag) organized on November 19, 1990 and registered by the SCRO on November 19, 1990. Tele2’s current commercial name, Tele2 AB (publ), was registered on March 15, 2001. Tele2’s corporate registration number is 556410-8917.

Tele2 is a European telecommunications operator and the second largest operator in Sweden in terms of mobile service revenue. Tele2’s principal business and focus is developing mobile services on own infrastructure, which is complemented by fixed broadband and B2B services in select countries. Tele2 fearlessly liberates people to live a more connected life, and its aim is to make connectivity increasingly accessible to its customers, no matter where or when they need it. Ever since Jan Stenbeck founded Tele2, it has been a tough challenger to the former government monopolies and other established providers. Every day Tele2 liberates its customers to enjoy a fast and wireless experience through its award-winning networks. Tele2’s footprint includes both emerging and mature markets with its most sizeable operations in Sweden, the Baltics (Lithuania, Latvia and Estonia) and Kazakhstan. In addition, Tele2 has a significant business in the Netherlands, reported as a discontinued operation following an agreement announced on December 15, 2017, to combine Tele2 Netherlands with T-Mobile Netherlands, owned by Deutsche Telekom. Upon completion of the transaction which is subject to regulatory approval by the relevant competition authorities, Tele2 will become a minority owner of 25 percent of the merged entity.

Tele2’s principal executive offices are located at Skeppsbron 18, P.O. Box 2094, SE-103 13 Stockholm, Sweden. Tele2’s telephone number is +46 (0)8 5620 0060. Tele2 A shares are traded on Nasdaq Stockholm under the symbol “TEL2 A” and Tele2 B shares are traded on Nasdaq Stockholm under the symbol “TEL2 B.” The ISIN code for the Tele2 class B shares is SE0005190238. Tele2 has and Enlarged Tele2 will have multiple classes of shares with different voting rights; the Tele2 B shares that Com Hem shareholders will receive as Non-Cash Consideration have one vote per share, while Tele2 A shares have 10 votes per share.

Com Hem (see page 133)

Com Hem Holding AB (publ) is a Swedish public limited liability company (publikt aktiebolag) organized on June 28, 2011 and registered by the SCRO on July 5, 2011. Com Hem’s current commercial name, Com Hem Holding AB (publ), was registered on May 14, 2014. Com Hem’s corporate registration number is 556858-6613.

Com Hem is one of Sweden’s largest fixed communication operators selling services to approximately 1.5 million customers in both apartment buildings (multiple dwelling units, MDUs) and houses (single dwelling units, SDUs) through Com Hem’s vertically integrated FiberCoax network, third party fiberLAN networks, and the digital terrestrial network (“DTT”).

Com Hem is a leading supplier of high-speed broadband, TV and fixed-line telephony to Swedish homes and businesses to all major cities in Sweden through the Com Hem, Boxer and Phonera brands. As of June 30, 2018, Com Hem had an addressable footprint of 2.95 million households including its vertical FiberCoax network (1.7 million addressable households), fiberLAN in MDUs (0.3 million addressable households) and SDU households addressed through open fiber networks as well as unbundled fiber networks (0.95 million addressable households). For the first six months ended June 30, 2018, Com Hem generated revenues of SEK 3,599 million (2017: SEK 3,551 million). For the year ended December 31, 2017, Com Hem generated revenues of SEK 7,136 million (2016: SEK 5,665 million; 2015: SEK 5,000 million). Com Hem’s business activities are located exclusively in Sweden and are divided into two operating segments, Com Hem and Boxer.

Com Hem has its registered office and principal executive office located at Fleminggatan 18, P.O. Box 8093, SE-104 20 Stockholm, Sweden. Its telephone number at that address is + 46 (0)8 5536 3000. Com Hem shares are traded on Nasdaq Stockholm under the symbol “COMH.”

Risk Factors (see page 18)

You should consider all the information contained in this prospectus in deciding how to vote for the proposals presented in this prospectus. In particular, you should carefully consider the risks described under “Risk Factors.”

The Merger and the Merger Plan (see page 40)

Terms of the Merger

On January 9, 2018, the Board of Directors of Tele2 and the Board of Directors of Com Hem have, at the same time as they agreed on a Merger Plan, entered into a Merger Agreement, pursuant to which Tele2 and Com Hem agreed to combine their business operations through the Merger. The Merger Plan sets out the terms and conditions for implementation of the Merger.

The Merger will be implemented as a statutory merger under the Swedish Companies Act with Tele2 as the absorbing company and Com Hem as the transferring company in accordance with Swedish law, whereby the assets and liabilities, rights and obligations relating to Com Hem will be transferred to Tele2. Com Hem shareholders will receive the Non-Cash Consideration and the Cash Consideration in exchange for each ordinary share of Com Hem that they own. The Merger Consideration (including the Tele2 B shares) will be offered to shareholders of Com Hem resident in the United States. This document has been prepared for the shareholders of Com Hem resident in the United States to provide detailed information in connection with the Merger. Tele2’s shareholders will not receive any new shares in the Merger. Upon Completion of the Merger, Tele2’s current shareholders will own 73.3 percent of the shares (representing 79.4 percent of the voting rights) of Enlarged Tele2 and Com Hem’s current shareholders will own 26.7 percent of the shares (representing 20.6 percent of the voting rights) of Enlarged Tele2. The Non-Cash Consideration will be listed on Nasdaq Stockholm; the Tele2 B shares are listed on Nasdaq Stockholm.

Tele2’s and Com Hem’s extraordinary general meetings that will resolve on the Merger Plan will be held on the date specified in the notices to shareholders to vote on the approval of the Merger Plan. The Merger Plan provides that Completion of the Merger will take place on the date when the SCRO registers the Merger. The date for such registration is expected to occur during the second half of 2018 and subject to satisfaction or waiver of the conditions for the Merger as set out in the Merger Plan.

For a more detailed description of the terms and conditions of the Merger Plan, see “The Merger Plan”.

Background of the Merger

For a description of the events leading up to the execution of the Merger Plan, see “The Merger—Background of the Merger; Past Material Contacts Between Tele2 and Com Hem.”

Reasons for the Merger

Over the last few years, Tele2 and Com Hem have undertaken a period of active strategic development and continued long-term investment in their networks to increase capacity and coverage with the goal of increasing customer satisfaction as well as better positioning the respective companies for the future, while simultaneously undertaking value creation for their respective shareholder bases.

Following a number of strategic actions including transactions in Kazakhstan, Sweden, Austria and the Netherlands, Tele2 is now a more focused, leading operator in the Baltic Sea region. In Sweden, Tele2 has over the last few years been focused on driving growth through customer satisfaction. To this effort, focus on removing unnecessary constraints to the connected lives of its customers, including launch of new customer-centric offerings, has resulted in mobile end-user revenue growth in Sweden. In the B2B segment, the acquisition of TDC Sweden in October 2016 further accelerated and strengthened Tele2’s B2B strategy, in particular in the Swedish large enterprise segments. Owing to these strategic efforts, Sweden has become an increasingly important market for Tele2, with its position as a leading Swedish telecommunications provider in both the B2C and B2B segments.

Com Hem has significantly strengthened its position in the Swedish market through a consistent focus on improving customer satisfaction, substantial investments in infrastructure and services and a successful single dwelling unit expansion program. This has been strongly boosted by the acquisition of Boxer in September 2016, with Com Hem becoming a true national operator.

The combination of Tele2 and Com Hem is a natural next step for both companies and will create a leading integrated connectivity provider in the Swedish telecommunications market which is equipped to meet the evolving customer needs for seamless connectivity and digital services.

For a more detailed description of the strengths of Enlarged Tele2 and of the areas in which, in the opinion of Tele2’s and Com Hem’s Boards of Directors, the benefits of the Merger will be realized, see “The Merger—Reasons for the Merger.”

Recommendation of, and Factors Considered by, the Tele2 Board of Directors

The Board of Directors of Tele2 is of the opinion that the Merger Plan is beneficial to Tele2 and its shareholders. The Board of Directors of Tele2 also considers the Merger Consideration to be paid by Tele2 in the Merger to be fair, from a financial point of view, to Tele2, and this view is supported by a fairness opinion from N M Rothschild & Sons Limited (“Rothschild”), acting as financial advisor to the Board of Directors of Tele2, dated as of January 9, 2018, to the effect that, as of such date and based upon and subject to the assumptions and limitations set forth therein, the Merger Consideration to be paid by Tele2 in the Merger is fair, from a financial point of view, to Tele2. In addition to the reasons described under “The Merger—Reasons for the Merger,” the Tele2 Board of Directors considered several other factors and risks in reaching its decision. The principal factors and risks considered by the Tele2 Board of Directors are described in “The Merger—Recommendation of, and Factors Considered by, the Tele2 Board.”

Recommendation of, and Factors Considered by, the Com Hem Board of Directors

The Board of Directors of Com Hem is of the opinion that the Merger Plan is beneficial to Com Hem and its shareholders. The Board of Directors of Com Hem also considers the Merger Consideration to be fair, from a financial point of view to the holders of Com Hem ordinary shares (other than Tele2 and its affiliates) and this view is supported by a fairness opinion from Merrill Lynch International (“BofA Merrill Lynch”), acting as financial advisor to the Board of Directors of Com Hem, dated as of January 9, 2018, to the effect that, as of such date and based upon and subject to the assumptions and limitations set forth therein, the Merger Consideration to be received in the Merger by holders of Com Hem ordinary shares (other than Tele2 and its affiliates) is fair, from a financial point of view, to such holders. In addition to the reasons described under “The Merger—Reasons for the Merger,” the Com Hem Board of Directors considered several other factors and risks in reaching its decision. The principal factors and risks considered by the Com Hem Board of Directors are described in “The Merger—Recommendation of, and Factors Considered by, the Com Hem Board of Directors.”

Opinion of the Financial Advisor to Tele2’s Board of Directors

In connection with the Merger, Rothschild, Tele2’s financial advisor, delivered to the Tele2 Board of Directors a written opinion, dated January 9, 2018, as to the fairness, from a financial point of view, of the Merger Consideration to be paid by Tele2 in the Merger. The full text of Rothschild’s written opinion dated January 9, 2018, which summarizes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this prospectus as Annex D. We encourage Tele2 shareholders to read this opinion carefully and in its entirety. Rothschild’s opinion was and is for use only by the Tele2 Board of Directors, solely in its capacity as such, in connection with and for the purposes of its evaluation of the Merger, and may not be used or relied on for any other purpose or relied upon for any purpose by any other person. Rothschild’s opinion should not be construed as creating any fiduciary duty on Rothschild’s part to any party. Rothschild’s opinion was limited to the fairness, from a financial point of view, to Tele2 of the Merger Consideration to be paid by Tele2, and Rothschild did not participate in the negotiation of, or provide advice with respect to, the terms of the Merger, and expressed no opinion as to any underlying decision which Tele2 may make to engage in the Merger or any alternative transaction. Rothschild did not express any opinion, nor was Rothschild asked by the Tele2 Board of Directors to express any opinion, as to the relative merits of the Merger as compared to any alternative transaction. Rothschild was not asked to, nor did Rothschild, offer any opinion as to the terms, other than the consideration to be paid by Tele2 in the Merger and only to the extent expressly set forth in its opinion, of the Merger or any agreement related thereto, including, without limitation, any ongoing obligations of Tele2. The Tele2 Board of Directors did not ask Rothschild to address, and Rothschild’s opinion did not address, (i) the fairness to, or any other consideration of, any holders of Tele2 shares, or the holders of any other class of securities, or creditors or other constituencies of Tele2 or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tele2, or any class of such persons, whether relative to the Merger Consideration pursuant to the Merger or otherwise. Rothschild’s opinion did not constitute a recommendation to any shareholder of Tele2 as to whether or not to proceed with the Merger or how to vote in respect of the Merger. In addition, Rothschild did not express any opinion as to the price at which any of Tele2’s shares may trade once the Merger is completed or at any other time.

Opinion of the Financial Advisor to Com Hem’s Board of Directors

In connection with the Merger, BofA Merrill Lynch, Com Hem’s financial advisor, delivered to Com Hem’s Board of Directors a written opinion, dated January 9, 2018, to the effect that, as of such date and based upon and subject to the assumptions and limitations set forth therein, the Merger Consideration to be received in the Merger by holders of Com Hem ordinary shares (other than Tele2 and its affiliates) is fair, from a financial point of view, to such holders. The full text of the written opinion, dated January 9, 2018, of BofA Merrill Lynch, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex E to this document and is incorporated by reference herein in its entirety. BofA Merrill Lynch provided its opinion to Com Hem’s Board of Directors (in its capacity as such) for the benefit and use of Com Hem’s Board of Directors in connection with and for purposes of its evaluation of the consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Com Hem or in which Com Hem might engage or as to the underlying business decision of Com Hem to proceed with or effect the Merger. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and does not constitute a recommendation to any shareholder as to how to vote or act in connection with the proposed Merger or any related matter.

Interests of Certain Persons in the Merger

When you consider whether to approve the Merger Plan, you should keep in mind that Tele2’s and Com Hem’s senior executives may have interests in the Merger that are in addition to the interests of other shareholders of Tele2 or Com Hem generally. See “The Merger—Interests of Certain Persons in the Merger.”

Com Hem Long Term Incentive Plans

The Remuneration Committee of the Board of Directors of Com Hem has, in accordance with the relevant plan rules and conditional upon the SCRO having registered its authorization to implement the Merger Plan, resolved to accelerate Com Hem’s long term incentive plans LTIP 2016 and LTIP 2017 and to compensate the participants with cash consideration in accordance with the plan rules.

Conditions to the Merger

Completion of the Merger is conditional upon the following:

●	that at a general meeting, the shareholders of Tele2 approve the Merger Plan and resolve upon the Non-Cash Consideration for the Merger;

●	that at a general meeting, the shareholders of Com Hem approve the Merger Plan;

●
that Tele2’s Registration Statement on Form F-4 (as defined in the Merger Plan, of which this prospectus forms a part) becomes effective under the U.S. Securities Act of 1933, as amended, and is not subject to any stop order or proceeding seeking a stop order by the Securities and Exchange Commission;

●	that Nasdaq Stockholm has admitted the Non-Cash Consideration to trading on Nasdaq Stockholm;

●
that all permits and approvals of the competition authorities that are necessary for the Merger have been obtained on terms containing no remedies, conditions or undertakings which in the opinion of the Boards of Directors of Tele2 and Com Hem, acting in good faith, would have a material adverse effect on the business, competitive or financial position of Enlarged Tele2 following Completion;

●	that the Merger is not in whole or in part made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or anything similar;

●
that the pre-merger undertakings made by Tele2 and Com Hem as set out in section 5 “Pre-merger undertakings” in the Merger Plan are not breached before the day of the registration of the Merger by the SCRO in any such way which would result in a material adverse effect on the Merger or Enlarged Tele2; and

●
that no change, matter or event or series of changes, matters or events has occurred that has had or could reasonably be expected to have a material adverse effect on the financial position or operation, including sales, results, liquidity, equity ratio, equity or assets of Com Hem or Tele2 or Enlarged Tele2, and as a result of which the other party cannot reasonably be expected to complete the Merger.

If the conditions have not been satisfied and Completion has not taken place on or before March 31, 2019, the Merger will not be implemented and the Merger Plan shall cease to have any further effect, however the Merger will only be discontinued and the Merger Plan shall only cease to have any further effect, to the extent permitted by applicable law, if the non-satisfaction is of material importance to the Merger or Enlarged Tele2. The respective Boards of Directors of Tele2 and Com Hem have reserved the right to jointly waive, in whole or in part, one, several or all of the conditions to Completion of the Merger.

The respective Boards of Directors of Tele2 and Com Hem shall, subject to applicable law, be entitled to jointly decide to postpone the last date for fulfillment of the conditions from March 31, 2019 to a later date.

Regulatory Matters (see page 66)

Under the Merger Plan, Completion of the Merger is subject to certain conditions precedent, including competition clearance from the European Commission (the “EC”) or, after a possible formal referral from the EC, the Swedish Competition Authority. The Merger is also conditional upon approval from the EC on terms containing no remedies, conditions or undertakings which in the opinion of the Boards of Directors of each of Tele2 and Com Hem, acting in good faith, would have a material adverse effect on the business, competitive or financial position of Enlarged Tele2 following Completion of the Merger. A possible approval may be subject to conditions that will adversely affect Enlarged Tele2’s financial position or operations, including the divestment of certain assets and businesses or the making of restrictive undertakings.

See “Risk Factors—Risks Related to the Merger—Competition authorities may oppose the transaction or impose conditions on the transaction that may delay and/or lessen the anticipated benefits of the transaction” and “Regulatory Matters.”

Appraisal Rights (see page 65)

Under Swedish law, the shareholders of Tele2 and Com Hem are not entitled to exercise dissenters’ rights or appraisal rights should the Merger Plan be approved, except for the general right to contest any decision taken at a company’s extraordinary general meeting for being in contravention of the company’s articles of association or the Swedish Companies Act.

See “The Tele2 Extraordinary General Meeting” and “The Com Hem Extraordinary General Meeting.”

Material Tax Consequences (see page 67)

The U.S. federal income tax consequences of the Merger to U.S. Holders (as defined under the heading “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations”) will depend on whether the Merger qualifies as a Reorganization. Tele2 intends to take the position that the Merger should qualify as a Reorganization. U.S. Holders should be aware that Tele2 has not requested and does not intend to request an opinion of counsel (other than Exhibit 8.1 to this registration statement) or a ruling from the IRS with respect to the U.S. federal income tax treatment of the Merger. There can be no assurance, that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Subject to the discussions under the headings “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations—PFIC Considerations” and “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger—Effect of Swedish Withholding Taxes,” if the Merger qualifies as a Reorganization, a U.S. Holder that exchanges its Com Hem shares pursuant to the Merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of any cash received by such U.S. Holder pursuant to the Merger (including any Swedish tax withheld but excluding cash received in lieu of fractional shares) and (ii) the amount of gain realized by such U.S. Holder in such exchange. The amount of a U.S. Holder’s realized gain will equal the excess of (i) the sum of (a) the fair market value of the Non-Cash Consideration received (including any fractional Tele2 B shares for which cash is received) and (b) the amount of Cash Consideration received pursuant to the Merger (other than cash received in lieu of fractional Tele2 B shares) over (ii) the U.S. Holder’s adjusted tax basis in the Com Hem shares exchanged. Cash received in lieu of a fractional Tele2 B share should be treated as a payment in exchange for the fractional Tele2 B share.

Any recognized gain will be a capital gain and will be a long-term capital gain if the U.S. Holder’s holding period for the Com Hem shares exceeds one year at the time of the Merger. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

If contrary to Tele2’s position described above, the Merger fails to qualify as a Reorganization, the exchange of Com Hem Shares for the Merger Consideration in the Merger generally will be treated as a taxable exchange for U.S. federal income tax purposes.

For more information on the U.S. federal income tax consequences of the Merger, see “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger.” You should consult your own tax advisor on the tax consequences to you of voting for the Merger.

U.S. Reporting Plans Following the Merger

Following the Merger, Enlarged Tele2 intends to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act if it is able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers.

Additional Information

If you have any questions, you should contact the appropriate company at the following addresses:

Tele2 AB (publ) Skeppsbron 18 P.O. Box 2094 SE-103 13 Stockholm, Sweden Attention: Investor Relations	Com Hem Holding AB (publ) Fleminggatan 18 P.O. Box 8093 SE-104 20 Stockholm, Sweden Attention: Investor Relations

In addition, if you have questions about the Merger or the extraordinary general meetings or need additional copies of this prospectus or other documents, you may contact MacKenzie Partners, Inc., Tele2’s and Com Hem’s US information agent, at the following address and telephone number:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY 10016
1-888-410-7850 (toll-free)

SELECTED HISTORICAL
CONSOLIDATED FINANCIAL DATA OF TELE2

The following table summarizes selected historical consolidated financial information of Tele2 and is derived from the Tele2 Audited Consolidated Financial Statements as at and for the years ended December 31, 2017, 2016 and 2015 and Tele2 Unaudited Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2018 and 2017. The information for all periods presented is adjusted to IFRS 15 Revenues from contracts with customers, adopted at January 1, 2018. The divestment of the Austrian operations that was completed in October 2017 is presented as discontinued operations in the income statement for all periods presented. On December 15, 2017, Tele2 announced that Tele2 and Deutsche Telekom had agreed to combine Tele2 Netherlands and T-Mobile Netherlands. Upon completion of the transaction, which is subject to regulatory approval, Tele2 will own a 25 percent share in the combined company and as a consequence Tele2 Netherlands is presented as a discontinued operation in the income statement for all periods presented and as an asset held for sale in the balance sheet as of December 31, 2017 and as of and for the period ended June 30, 2018. Tele2’s Unaudited Interim Consolidated Financial Statements include, in the opinion of Tele2’s management, all normal recurring adjustments considered necessary for a fair presentation of the results of operations and financial condition of Tele2. Historical results are not necessarily indicative of any results to be expected in the future.

The information set out below is only a summary that you should read together with (i) the Tele2 Audited Consolidated Financial Statements, and the related Operating and Financial Review and Prospects of Tele2 and (ii) the Tele2 Unaudited Interim Consolidated Financial Statements, and the related Operating and Financial Review and Prospects of Tele2 included elsewhere in this prospectus. The selected historical financial information of Tele2 as at June 30, 2018 has been derived from Tele2’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2018, which are included in this prospectus.

Tele2 believes that a meaningful analysis of its financial results for the periods presented is enhanced by the use of certain non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA margin, CAPEX, CAPEX Paid, Free cash flow and Net Debt. The section “Presentation of Financial Information” includes additional information regarding the use of such non-IFRS financial measures, a reconciliation of such measures to their nearest IFRS-equivalent and limitations on the use of such measures.

Consolidated Income Statement Data

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
CONTINUING OPERATIONS
Revenue	12,751	12,117	24,786	20,891	19,338
Cost of services provided and equipment sold	(7,492)	(7,191)	(14,610)	(12,535)	(11,056)
Gross profit	5,259	4,926	10,176	8,356	8,282
Selling expenses	(2,016)	(2,046)	(4,223)	(3,766)	(3,796)
Administrative expenses	(1,086)	(1,178)	(2,432)	(2,192)	(1,945)
Result from shares in joint ventures and associated companies	14	1	–	–	(7)
Other operating income	106	51	134	151	399
Other operating expenses	(233)	(23)	(69)	(120)	(253)
Operating profit	2,044	1,731	3,586	2,429	2,680
Interest income	12	10	24	18	8
Interest expense	(180)	(169)	(342)	(354)	(360)
Other financial items	(165)	(125)	(338)	(297)	(59)
Profit after financial items	1,711	1,447	2,930	2,390	2,269
Income tax	(416)	(385)	(519)	(1,020)	(757)
NET PROFIT FROM CONTINUING OPERATIONS	1,295	1,062	2,411	1,370	1,512
DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	(503)	(454)	(2,191)	(3,951)	1,313
NET PROFIT/LOSS	792	608	220	(2,581)	2,825

ATTRIBUTABLE TO
Equity holders of the parent company	754	669	192	(2,269)	2,825
Non-controlling interests	38	(61)	28	(312)	–
NET PROFIT/LOSS	792	608	220	(2,581)	2,825
Earnings per share (SEK)	1.50	1.34	0.38	(5.02)	6.17
Earnings per share, after dilution (SEK)	1.49	1.33	0.37	(5.02)	6.13

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	1,257	1,123	2,383	1,682	1,512
Non-controlling interests	38	(61)	28	(312)	–
NET PROFIT	1,295	1,062	2,411	1,370	1,512
Earnings per share (SEK)	2.50	2.24	4.79	3.72	3.31
Earnings per share, after dilution (SEK)	2.49	2.23	4.78	3.72	3.29
7

Consolidated Balance Sheet Data

	As at June 30,	As at December 31,
	2018	2017	2016	2015
	(SEK million)
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	5,683	5,517	7,598	8,661
Other intangible assets	4,075	4,044	5,772	4,397
Intangible assets	9,758	9,561	13,370	13,058
Tangible assets	8,698	8,692	14,329	11,615
Financial assets	939	794	1,560	1,424
Contract assets	327	380	617	622
Deferred tax assets	1,864	1,911	1,766	2,147
NON-CURRENT ASSETS	21,586	21,338	31,642	28,866

CURRENT ASSETS
Inventories	797	689	668	697
Current receivables	6,766	6,726	8,554	7,236
Current investments	70	3	21	32
Cash and cash equivalents	248	802	257	107
CURRENT ASSETS	7,881	8,220	9,500	8,072

ASSETS CLASSIFIED AS HELD FOR SALE	10,530	10,166	–	–
ASSETS	39,997	39,724	41,142	36,938

EQUITY AND LIABILITIES
EQUITY
Attributable to equity holders of the parent company	16,782	17,246	18,773	18,438
Non-controlling interests	(80)	(114)	(300)	–
EQUITY	16,702	17,132	18,473	18,438

NON-CURRENT LIABILITIES
Interest-bearing liabilities	11,044	11,565	8,954	5,613
Non-interest-bearing liabilities	988	998	913	592
NON-CURRENT LIABILITIES	12,032	12,563	9,867	6,205
CURRENT LIABILITIES
Interest-bearing liabilities	2,607	820	3,388	5,372
Non-interest-bearing liabilities	6,536	7,074	9,414	6,923
CURRENT LIABILITIES	9,143	7,894	12,802	12,295

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,120	2,135	–	–
EQUITY AND LIABILITIES	39,997	39,724	41,142	36,938
8

Consolidated Cash Flow Statement Data (total operations)

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
OPERATING ACTIVITIES
Operating profit from continuing operations	2,044	1,731	3,586	2,405	2,582
Operating profit/(loss) from discontinued operations	(501)	(430)	(2,172)	(3,934)	1,348
Operating profit/loss	1,543	1,301	1,414	(1,529)	3,930
Adjustments for non-cash items in operating profit/loss	1,762	1,852	5,154	6,347	1,370
Finance items paid/received	(204)	(153)	(320)	(303)	(464)
Tax paid	(425)	(239)	(485)	(403)	(349)
Cash flow from operations before changes in working capital	2,676	2,761	5,763	4,112	4,487
Changes in working capital	(582)	(63)	(31)	904	(956)
CASH FLOW FROM OPERATING ACTIVITIES	2,094	2,698	5,732	5,016	3,531
INVESTING ACTIVITIES
CAPEX paid	(1,515)	(1,700)	(3,213)	(3,799)	(4,017)
Acquisition and sale of shares and participations	(3)	(8)	661	(2,879)	4,892
Other financial assets	(66)	20	20	16	(27)
Cash flow from investing activities	(1,584)	(1,688)	(2,532)	(6,662)	848
FINANCING ACTIVITIES
Change of loans, net	917	1,676	(46)	1,350	2,276
Dividends	(2,013)	(2,629)	(2,629)	(2,389)	(6,626)
Acquisitions of non-controlling interests	–	–	–	(125)	–
New share issues	–	–	–	2,910	–
Other financing activities	–	–	–	–	(2)
Cash flow from financing activities	(1,096)	(953)	(2,675)	1,746	(4,352)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(586)	57	525	100	27
Cash and cash equivalents at beginning of period	802	257	257	107	151
Exchange-rate differences in cash and cash equivalents	32	4	20	50	(71)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	248	318	802	257	107
9

Segment Information

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
REVENUE
Sweden
Mobile	6,113	5,914	12,045	10,990	10,532
Fixed broadband	549	641	1,244	770	676
Fixed telephony	157	196	372	453	541
Other operations	1,023	998	1,995	695	329
	7,842	7,749	15,656	12,908	12,078
Lithuania
Mobile	1,136	918	1,957	1,709	1,539
	1,136	918	1,957	1,709	1,539
Latvia
Mobile	621	536	1,178	1,022	948
	621	536	1,178	1,022	948
Estonia
Mobile	353	337	698	647	609
Fixed broadband	8	–	–	–	–
Fixed telephony	1	2	3	4	7
Other operations	23	21	42	44	62
	385	360	743	695	678
Kazakhstan
Mobile	1,471	1,359	2,721	2,126	1,731
	1,471	1,359	2,721	2,126	1,731
Croatia
Mobile	883	769	1,694	1,534	1,418
	883	769	1,694	1,534	1,418
Germany
Mobile	158	172	337	382	437
Fixed broadband	44	53	104	122	140
Fixed telephony	75	89	171	204	254
	277	314	612	708	831
Other
Mobile	94	72	147	75	–
Other operations	73	62	135	158	153
	167	134	282	233	153

Mobile revenue	10,829	10,077	20,777	18,485	17,214
Fixed broadband revenue	601	694	1,348	892	816
Fixed telephony revenue	233	287	546	661	802
Other operations revenue	1,119	1,081	2,172	897	544
TOTAL REVENUE	12,782	12,139	24,843	20,935	19,376
Internal sales elimination	(31)	(22)	(57)	(44)	(38)
TOTAL EXTERNAL REVENUE FROM CONTINUING OPERATIONS	12,751	12,117	24,786	20,891	19,338

Netherlands
Mobile	1,798	1,387	2,899	2,208	1,970
Fixed broadband	990	1,062	2,050	2,167	2,318
Fixed telephony	90	113	197	261	333
Other operations	246	256	503	540	552
Total revenue Netherlands	3,124	2,818	5,649	5,176	5,173
Internal sales elimination	(19)	(11)	(23)	(11)	(2)
Total external revenue Netherlands	3,105	2,807	5,626	5,165	5,171

ADJUSTED EBITDA
Sweden	2,108	2,185	4,352	3,751	3,684
Lithuania	382	318	651	589	540
Latvia	223	183	417	320	296
Estonia	75	88	185	172	163
Kazakhstan	466	279	643	195	31
Croatia	121	63	93	107	125
Germany	126	123	265	276	186
Other	(46)	(82)	(166)	(99)	(4)

TOTAL ADJUSTED EBITDA FROM CONTINUING OPERATIONS	3,455	3,157	6,440	5,311	5,021

Netherlands (reported as discontinued operations)	54	65	308	(202)	429
10

Key Information and Data

	As at and for the six months ended June 30,		As at and for the year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million, unless otherwise stated)
CONTINUING OPERATIONS
Revenue	12,751	12,117	24,786	20,891	19,338
Number of customers (by thousands, period end)	15,469	15,242	15,347	15,011	12,938
Adjusted EBITDA	3,455	3,157	6,440	5,311	5,021
Operating profit	2,044	1,731	3,586	2,429	2,680
Profit after financial items	1,711	1,447	2,930	2,390	2,269
Net profit	1,295	1,062	2,411	1,370	1,512

Key ratios
Adjusted EBITDA margin, percent	27.1	26.1	26.0	25.4	26.0
Operating profit/(loss) margin, percent	16.0	14.3	14.5	11.6	13.9

Earnings per share (SEK)
Net profit	2.50	2.24	4.79	3.72	3.31
Net profit after dilution	2.49	2.23	4.78	3.72	3.29

TOTAL
Equity	16,702	16,619	17,132	18,473	18,438
Total assets	39,997	40,432	39,724	41,142	36,938
Cash flow from operating activities	2,094	2,698	5,732	5,016	3,531
Free cash flow	579	998	2,519	1,217	(486)
Net debt	12,205	12,445	10,474	10,628	9,878
Net investments in intangible and tangible assets, CAPEX	1,367	1,393	2,961	3,833	4,242

Key financial data
Average interest rate, percent	2.8	2.4	2.3	2.7	4.1

Value per share (SEK)
Net profit/loss	1.50	1.34	0.38	(5.02)	6.17
Net profit/loss, after dilution	1.49	1.33	0.37	(5.02)	6.13
Equity	33.37	33.77	34.31	41.52	40.24
Dividend, ordinary	-	4.00	4.00	5.23	5.35
Market price at closing day	105.30	88.39	100.99	73.05	84.75
11

SELECTED HISTORICAL
CONSOLIDATED FINANCIAL AND OTHER DATA OF COM HEM

The following table summarizes selected historical consolidated financial information of Com Hem and is derived from the Com Hem Audited Consolidated Financial Statements as at and for the years ended December 31, 2017 and 2016, Com Hem Unaudited Consolidated Financial Statements as at and for the year ended December 31, 2015, and Com Hem Unaudited Interim Condensed Consolidated Financial Statements as at and for the three and six months ended June 30, 2018 and 2017. Historical results are not necessarily indicative of any results to be expected in the future.

The information set out below is only a summary, and it should be read together with the Com Hem Audited Consolidated Financial Statements as at and for the fiscal years ended December 31, 2017 and 2016, the Com Hem Unaudited Consolidated Financial Statements as at and for the fiscal year ended December 31, 2015, and the Com Hem Unaudited Interim Condensed Consolidated Financial Statements as of and for the three and six months ended June 30, 2018 and 2017 included in this prospectus. The information set forth below is not necessarily indicative of Com Hem’s results of future operations and should be read in conjunction with “Operating and Financial Review and Prospects of Com Hem.”

Com Hem believes that a meaningful analysis of its financial results for the periods presented is enhanced by the use of certain data and non-GAAP and non-IFRS financial measures set out in the table below under the heading Key Information and Data. The section “Presentation of Financial Information” includes additional information regarding the use of such non-GAAP and non-IFRS financial measures such as their definitions, reconciliations to their nearest IFRS-equivalent and limitations on the use of such measures.

Consolidated Income Statement Data

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016(1)	2015
	(SEK million)
Revenue	3,599	3,551	7,136	5,665	5,000
Cost of services sold	(1,990)	(2,004)	(4,039)	(2,964)	(2,464)
Gross profit	1,609	1,547	3,097	2,701	2,536

Selling expenses	(951)	(942)	(1,867)	(1,557)	(1,516)
Administrative expenses	(217)	(158)	(330)	(305)	295
Other operating income and expenses	(5)	7	11	12	1
Operating profit	436	454	912	851	724

Financial income and expenses	(223)	(230)	(409)	(440)	(605)
Income after financial items	213	224	503	411	119

Income taxes	(21)	(65)	(132)	(94)	(27)
Net Income for the period	192	158	371	317	92

________________________________________________
(1) The acquisition of Boxer TV-Access AB was completed on September 30, 2016 when controlling influence of its operations was obtained and the entity was thereafter consolidated into Com Hem from that date.

12

Consolidated Balance Sheet Data

	As of June 30,		As of December 31,
	2018	2017	2017	2016(1)	2015
	(SEK million)
Assets
Non-current assets
Intangible assets	15,645	16,407	16,014	16,765	15,451
Property, plant and equipment	1,448	1,537	1,493	1,564	1,531
Total non-current assets	17,093	17,943	17,508	18,329	16,982

Current assets
Other current assets	537	530	518	458	352
Cash and cash equivalents	410	295	590	470	743
Total current assets	948	825	1,108	927	1,095
Total assets	18,040	18,769	18,616	19,256	18,078

Equity and liabilities
Total equity	3,132	4,407	4,273	5,501	6,403

Non-current liabilities
Non-current interest-bearing liabilities	10,115	10,940	10,104	10,180	9,151
Other non-current liabilities	315	348	325	384	176
Deferred tax liabilities	670	688	755	624	234
Total non-current liabilities	11,100	11,976	11,185	11,188	9,561

Current liabilities
Current interest-bearing liabilities	1,100	12	903	517	528
Other current liabilities	2,708	2,374	2,255	2,050	1,585
Total current liabilities	3,808	2,386	3,158	2,567	2,113

Total equity and liabilities	18,040	18,769	18,616	19,256	18,078

________________________________________________
(1) The acquisition of Boxer TV-Access AB was completed on September 30, 2016 when controlling influence of its operations was obtained and the entity was thereafter consolidated into Com Hem from that date.

13

Consolidated Cash Flow Statement Data

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016(1)	2015
	(SEK million)
Operating activities
Income after financial items	213	224	503	411	119
Adjustment for items not included in cash flow	942	1,013	2,101	1,757	1,551
Income taxes paid	(57)	(31)	(31)	-	-
Change in working capital	(11)	(170)	(15)	48	100
Cash flow from operating activities	1,086	1,035	2,557	2,216	1,770

Investing activities
Acquisition of subsidiaries	-	-	-	(1,375)	-
Acquisition of non-current intangible assets	(263)	(258)	(502)	(396)	(381)
Acquisition of property, plant and equipment	(291)	(322)	(636)	(497)	(594)
Divestment of property, plant and equipment	-	3	5	2	-
Cash flow from investing activities	(553)	(578)	(1,134)	(2,266)	(976)

Financing activities
Share issue expenses	-	-	-	-	(22)
Repurchase of shares	(209)	(410)	(764)	(894)	(701)
Repurchase of warrants	(166)	(94)	(94)	-	(2)
Redemption of shares	-	-	-	-	(65)
Dividend	(530)	(366)	(725)	(289)	(207)
Borrowings	300	1,700	3,050	6,600	2,000
Amortization of borrowings	(103)	(1,458)	(2,767)	(5,578)	(1,749)
Payment of borrowing costs, including discounts	(5)	(3)	(4)	(63)	(21)
Cash flow from financing activities	(713)	(631)	(1,303)	(224)	(768)

Net change in cash and cash equivalents	(180)	(174)	120	(274)	27
Cash and cash equivalents at beginning of period	590	470	470	743	716
Cash and cash equivalents at period-end	410	295	590	470	743

________________________________________________
(1) The acquisition of Boxer TV-Access AB was completed on September 30, 2016 when controlling influence of its operations was obtained and the entity was thereafter consolidated into Com Hem from that date.

Segment Information

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016(1)	2015
REVENUE	(SEK million)
Com Hem Segment	2,785	2,685	5,431	5,218	5,000
Consumer category	2,214	2,118	4,287	4,093	3,863
B2B category	135	145	280	317	311
Network Operator category	428	409	842	777	786
Other	9	14	22	31	40
Boxer Segment	813	866	1,705	446	N/A
Total Revenue	3,599	3,551	7,136	5,665	5,000

________________________________________________
(1) The acquisition of Boxer TV-Access AB was completed on September 30, 2016 when controlling influence of its operations was obtained and the entity was thereafter consolidated into Com Hem from that date.

14

Key Information and Data

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million, unless otherwise stated)

Underlying EBITDA	1,495	1,442	2,926	2,547	2,346
Underlying EBITDA margin, percent	41.5	40.6	41.0	45.0	46.9
EBITDA	1,394	1,414	2,855	2,518	2,269
EBTDA margin, percent	38.7	39.8	40.0	44.5	45.4
Operating profit/(loss) margin, percent	12.1	12.8	12.8	15.0	14.5
Capex	553	581	1,138	893	991
Net debt	10,865	10,742	10,488	10,326	9,030
Net debt / Underlying EBITDA	3.6x	3.7x	3.6x	3.7x	3.8x
Equity / assets ratio, percent	17	23	23	29	35
Operating Free Cash Flow	942	861	1,788	1,655	1,355

Share metrics (SEK)
Basic earnings per share	1.08	0.87	2.04	1.66	0.45
Diluted earnings per share	1.08	0.86	2.04	1.66	0.45
Equity per share	18	24	24	30	33
Average number of outstanding shares – before dilution	177,084,878	183,067,452	181,214,988	191,077,195	204,068,412
Average number of outstanding shares – after dilution	177,227,463	183,785,572	181,886,698	191,223,160	204,112,130
Number of outstanding shares at period-end (excluding treasury shares)	176,828,210	181,183,548	178,233,469	185,210,185	196,998,253
Dividend per share, in SEK	6.00	4.00	4.00	1.50	1.00
Redemption(1)	1,469,719	4,026,637	6,976,716	11,788,068	10,531,344
Market price at closing day	145.60	117.00	125.40	86.90	76.80

________________________________________________ (1) Redemption refers to the number of Com Hem shares purchased and redeemed, or to be redeemed, by Com Hem for its own account.
15

SUMMARY UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting for business combinations under IFRS, with Tele2 being the accounting and legal acquirer, and is intended to illustrate the effect of the Merger.

The tables below set out unaudited pro forma condensed combined financial information for Tele2 that has been adjusted to reflect the effect of the Merger on the balance sheet of Tele2 as at June 30, 2018 as if the Merger had occurred at that date, and to reflect the effect of the Merger on the income statement of Tele2 for the year ended December 31, 2017, and six months ended June 30, 2018, as if the Merger had occurred on January 1, 2017, and assuming all Com Hem shares have been exchanged in the Merger. The information presented below should be read in conjunction with the information contained in the sections under “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data of Tele2,” “Selected Historical Consolidated Financial and Other Data of Com Hem,” “Business of Tele2,” “Business of Com Hem,” “Summary Unaudited Pro Forma Condensed Combined Financial Information,” and the consolidated financial statements of Tele2 and Com Hem and the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and reflects estimates made by Tele2’s management that it considers reasonable. It does not purport to represent what Tele2’s actual results of operations or financial condition would have been had the Merger occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. In addition to the matters noted above, the unaudited pro forma condensed combined financial information does not reflect the effect of any cost or revenue synergies associated with the Merger.

The unaudited pro forma condensed combined financial information and related pro forma adjustments are preliminary and are based upon available information and certain assumptions described in the notes to the unaudited pro forma condensed combined financial information that Tele2’s management believes are reasonable under the circumstances. See “Enlarged Tele2 Unaudited Pro Forma Condensed Combined Financial Information” and the related notes to the unaudited pro forma condensed combined financial information, which describes the pro forma adjustments. Detailed valuations have not yet been obtained and, accordingly, the fair value adjustments reflect preliminary estimates made by Tele2’s management and are subject to change once detailed analyses are performed and as additional information becomes available. These adjustments may be material. Since the Merger has not been completed, Tele2’s access to information to make such estimates is limited and therefore certain market-based assumptions were used where data was unavailable. However, Tele2’s management believes the fair values recognized are based on reasonable estimates and assumptions based on currently available information. A final determination of the fair value of assets acquired and liabilities assumed will be based on the actual assets and liabilities of Com Hem that exist as of the closing date of the Merger and, therefore, cannot be finalized prior to the Completion of the Merger. In addition, the evaluation of the consideration to be paid by Tele2 upon the Completion of the Merger will be partly determined based on the closing price of Tele2 B shares on the closing dates of the Merger.

See “Enlarged Tele2 Unaudited Pro Forma Condensed Combined Financial Information” for an explanation of the basis of preparation of this data.

Summary Unaudited Pro Forma Condensed Consolidated Income Statement for the six months ended June 30, 2018 and for the year ended December 31, 2017

	Six months ended June 30,	For the year ended December 31,
	2018	2017
	(SEK million, unless otherwise stated)
CONTINUING OPERATIONS
Revenue	16,350	31,922
Operating Profit	2,228	3,695
Net profit from continuing operations	1,263	2,106
Per Share Data:
Number of shares weighted average	686,336,839	686,056,344
Number of shares after dilution, weighted average	689,499,274	689,078,724
Earnings per share (SEK)	1.78	3.03
Earnings per share after dilution (SEK)	1.78	3.02

Summary Unaudited Pro Forma Condensed Consolidated Balance Sheet as at June 30, 2018

	Six months ended June 30,
	2018
	(SEK million, unless otherwise stated)

CONTINUING OPERATIONS
Assets	86,014
Non-current liabilities	32,182
Current liabilities	13,131
Equity attributable to equity holders of the parent company:	38,661
Total equity	38,581
16

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained herein may constitute forward-looking information or forward-looking statements. These include statements using the words “believe,” “expect,” “seek,” “target,” “outlook,” “may,” “will,” “should,” “could,” “estimate,” “continue,” “expect,” “intend,” “plan,” “predict,” “potential,” “project” and “anticipate,” and similar statements which do not describe the present or provide information about the past. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance, achievements or developments of Tele2, Com Hem or the combined group to be materially different from any future results, performance, achievements or developments expressed or implied by such forward-looking statements. Such statements reflect the current views of management of Tele2 and Com Hem and are subject to a number of risks and uncertainties. These statements are based on many assumptions, uncertainties and other factors, including general economic and market conditions, industry conditions, corporate approvals, regulatory approvals and operational factors, the occurrence or non-occurrence of which could cause the actual results of the combined group, including its financial condition and/or profitability, to differ materially from or fail to meet the expectations expressed or implied in the forward-looking statements. Any changes in such assumptions or factors could also cause actual results to differ materially from current expectations. In addition, the forward-looking estimates and forecasts reproduced in this document from third-party industry reports could prove to be inaccurate. Thus, no assurance is given that forward-looking statements will prove to have been correct.

All forward-looking statements attributable to Tele2, Com Hem and Enlarged Tele2, persons acting on their behalf or other third parties, are expressly qualified in their entirety by the cautionary statements set out in this paragraph. Undue reliance should not be placed on such statements, which speak only as of the date they are made. Such factors include, but are not limited to:

●	the failure to complete the Merger and/or the conditions for the Merger or to complete them on the currently proposed terms;

●	a deterioration in economic and business conditions and industry trends in the countries in which Enlarged Tele2 will operate;

●	the failure by Enlarged Tele2 to successfully obtain a spectrum license, or to achieve the expected benefits from such licenses;

●	changes in consumer viewing habits;

●	changes in legislation, regulation or government policy in the countries in which Enlarged Tele2 will operate;

●	an increase in competition in the telecommunications industry in the countries in which Enlarged Tele2 will operate;

●	the leakage of sensitive customer data;

●	the loss of key employees and the availability of qualified personnel;

●	fluctuations in currency exchange rates and interest rates;

●	the inability for Tele2 and Com Hem to successfully integrate and realize the anticipated efficiencies from the Merger; and

●	other factors that are set out in “Risk Factors.”

Additional factors could cause actual results to differ materially from those in the forward-looking statements. See “Risk Factors.”

Subject to compliance with applicable laws and regulations of the relevant stock exchanges, Tele2 and Com Hem disclaim any intention or obligation to confirm, update or revise any forward-looking statements and undertake no obligation to release publicly the results of any future revisions to the forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Past performance of Tele2 and Com Hem does not guarantee or predict future performance of Enlarged Tele2. There can be no assurance that the Merger will occur or that the anticipated benefits of the Merger will be realized. The Completion of the Merger is subject to various approvals, including competition and regulatory approvals.

17

RISK FACTORS

In addition to general investment risks and other information included in this prospectus, including the matters described in “Cautionary Statement Regarding Forward-Looking Statements” and the following risks should be carefully considered before a decision on whether to vote for the Merger is taken. Any of the following risks could materially adversely affect Enlarged Tele2’s business, financial condition and results of operations. Additional risks and uncertainties not currently known to Tele2 or Com Hem that Tele2 or Com Hem currently does not consider to be material may also materially and adversely affect Enlarged Tele2’s business, financial condition and results of operations.

Risks Related to the Merger

If all conditions are not satisfied or, to the extent permitted by law, waived, the Merger may not proceed

The Completion of the Merger is subject to the satisfaction or waiver of a number of conditions as set out in the Merger Plan. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the Merger.

Tele2 and Com Hem have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the Merger Plan. No assurance can be given, however, that the required consents, orders and approvals will be obtained or that the required conditions to the Completion of the Merger will be satisfied. Even if all such consents are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents may impose conditions on or require divestments relating to the divisions, operations or assets of Tele2 or Com Hem or may impose requirements, limitations or costs or place restrictions on the conduct of Tele2’s or Com Hem’s business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Tele2 or Com Hem. Such extended period of time also may increase the chance that other adverse effects with respect to Tele2 or Com Hem could occur, such as the loss of key personnel. As a result of these conditions, Tele2 and Com Hem cannot provide assurance that the Merger will be completed on the terms or timeline currently contemplated, or at all. For more information, see “The Merger Plan—Conditions Precedent to Completion of the Merger.”

The exchange ratio will not be adjusted for changes in the value of the Tele2 B shares and Com Hem shares before the Merger is completed. As a result, the value of the Tele2 B shares relative to the value of Com Hem’s business at the time that Com Hem’s shareholders receive the Tele2 B shares could be less or more than the value of those at the time the exchange ratio was established

In the Merger, Com Hem’s shareholders will be entitled to receive the Non-Cash Consideration and the Cash Consideration for each share of Com Hem they own. The ratio of Tele2 B Shares to be received in respect of each Com Hem share in respect of the Non-Cash Consideration will not be adjusted for changes in the value of the Tele2 B shares or the value of Com Hem’s shares. If the value of the Tele2 B shares relative to the value of Com Hem increases or decreases (or the value of Com Hem increases or decreases relative to the value of the Tele2 B shares) prior to the Completion of the Merger, the market value of Enlarged Tele2’s shares that Com Hem’s shareholders receive in the Merger may be higher or lower than the then-current relative values of the individual entities.

Enlarged Tele2’s multiple class structure entails that Com Hem shareholders will have a reduced voting interest in Enlarged Tele2, and there will also be a concentration of ownership in Enlarged Tele2

Tele2 has and Enlarged Tele2 will have a multiple share class structure with each class A share representing 10 votes at any shareholders’ meeting. Accordingly, Com Hem’s shareholders will after Completion of the Merger hold a significantly smaller percentage of Enlarged Tele2’s votes than they currently hold of Com Hem’s votes. Following Completion of the Merger, Com Hem’s shareholders will own approximately 27 percent of the Tele2 B shares representing approximately 21 percent of the total voting rights of Enlarged Tele2. Consequently, Com Hem’s shareholders will have less influence over the management and policies of Enlarged Tele2 than they currently have over the management and policies of Com Hem.

After Completion of the Merger, subject to certain exceptions to their voting commitment, the current largest shareholder of both Tele2 and Com Hem, Kinnevik, will continue to be the largest shareholder in Enlarged Tele2 with a holding representing approximately 27.3 percent of the shares and 42.0 percent of the votes in Enlarged Tele2. Accordingly, Kinnevik will have the possibility of exerting significant influence on several matters that require approval of Tele2 shareholders, including appointment and removal of board members, dividend payments and any proposals for merger, consolidations, as well as other company transactions. This concentration of ownership could limit other shareholders’ possibility to exert influence and may have the effect of delaying, preventing or deterring a change in control of Enlarged Tele2, could deprive Enlarged Tele2’s shareholders of an opportunity to receive a premium for their shares as part of a sale of Enlarged Tele2 and might ultimately affect the market price of Tele2 B shares.

Tele2 and Com Hem will be subject to business uncertainties and contractual restrictions while the Merger is pending

Uncertainty about the effect of the Merger on employees, suppliers, partners, regulators and customers may have an adverse effect on Tele2 and Com Hem. These uncertainties could cause suppliers, customers, business partners and others that deal with Tele2 or Com Hem to defer purchases, the consummation of other transactions or other decisions concerning the two businesses, or to seek to change existing business relationships with them. In addition, employee retention may be particularly challenging until the Merger is consummated, as employees may experience uncertainty about their future roles with Enlarged Tele2. If key employees depart because of issues relating to the uncertainty and difficulty of integration, Enlarged Tele2’s business could be harmed. In addition, the Merger Plan restricts Tele2 and Com Hem from entering into or amending any material contracts or arrangements, or incurring any material additional indebtedness other than in the ordinary course of operating their businesses until the Merger occurs, unless otherwise agreed. These restrictions may prevent Tele2 and Com Hem from pursuing attractive business opportunities that may arise prior to the Completion of the Merger. See “The Merger Plan” for a description of the restrictive covenants applicable to Tele2 and Com Hem.

Com Hem will undergo a change of control upon Completion, which will trigger change of control provisions in financing arrangements and operational contracts

Com Hem is party to financing agreements and operational contracts that contain change of control provisions that will be triggered upon Completion. The operational contracts include Com Hem’s supply agreements and the financing agreements include Com Hem’s bank facilities, commercial paper and bond loans in an aggregate amount of SEK 12,175 million as of June 30, 2018, plus interest and any potential prepayment penalties, which Enlarged Tele2 may be required to repay upon the change of control. In addition, non-fulfillment of customary financing terms entails a risk of not being able to make use of the bridge credit facility put in place by Tele2 for the purpose of providing temporary financing in conjunction with such payments on Completion and the change of control. With respect to operational contracts, Enlarged Tele2 cannot exclude the possibility that some of these counterparties may exercise their termination rights and opt to enter agreements with Enlarged Tele2’s competitors or try to use their termination right to negotiate more favorable agreement terms. The triggering of change of control provisions in Com Hem’s current agreements, and/or lack of possibility to use Tele2’s bridge credit facility, could have a material adverse effect on Enlarged Tele2’s business, results of operations and financial condition.

Failure to complete the Merger could result in certain non-recoverable costs, negatively affect Tele2’s and Com Hem’s ability to realize their strategic goals, and negatively impact the share price and the future business and financial results of Tele2 and Com Hem

Tele2 and Com Hem cannot assure you that the conditions to the Completion of the Merger will be satisfied. If the Merger is not completed for any reason, Tele2 and Com Hem will be subject to several risks, including the following:

•	Tele2 and Com Hem would not realize any of the expected benefits of having completed the Merger;

•
the current market price of Tele2 B and/or Com Hem shares may reflect a market assumption that the Merger will occur. Failure to complete the Merger could result in a negative perception by the stock market of Tele2 and Com Hem generally and a resulting decline in the market price of Tele2’s and Com Hem’s shares;

•
certain costs relating to the Merger (such as legal, accounting and financial advisory fees), estimated to be up to approximately SEK 396 million, are payable by Tele2 and Com Hem whether or not the Merger is completed;

•
there may be substantial disruption to the business of Tele2 and Com Hem and a distraction of their management and employees from day-to-day operations, because matters related to the Merger, including integration planning, may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial to Tele2 and Com Hem; and

•	Tele2 and Com Hem would continue to face the risks that they currently face as independent entities.

Enlarged Tele2 may not realize all of the anticipated benefits of the Merger

Tele2 and Com Hem believe that the Merger will provide benefits to Enlarged Tele2 as described elsewhere in this prospectus. However, there is a risk that some or all of the expected benefits of the Merger may fail to materialize, or may not occur within the time periods anticipated. Even if Enlarged Tele2 is able to successfully combine the operations of Tele2 and Com Hem, it may not be possible to realize the full benefits that Tele2 and Com Hem currently expect to result from the Merger, or to realize these benefits within the time frame that is currently expected. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of Tele2 and Com Hem. The diversion of management’s attention and any delays or difficulties encountered in connection with the Merger and the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the price of Tele2’s shares following the Merger. The coordination process may also result in additional and unforeseen expenses. Failure to realize all of the anticipated benefits of the Merger could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Competition authorities may oppose the transaction or impose conditions on the transaction that may delay and/or lessen the anticipated benefits of the transaction

Completion of the Merger is subject to certain conditions precedent, including competition clearance from the EC or, after a possible formal referral from the EC, the Swedish Competition authority. The relevant authority may not grant the approval or may not grant it on favorable terms or may otherwise challenge the Merger. The Merger is conditional upon approval from the EC on terms containing no remedies, conditions or undertakings which in the opinion of the Tele2 and Com Hem boards, acting in good faith, would have a material adverse effect on the business, competitive or financial position of Enlarged Tele2 following Completion of the Merger. A possible approval may be subject to conditions that will adversely affect Enlarged Tele2’s financial position or operations, including the divestment of certain assets and businesses or the making of restrictive undertakings. Any such divestments or undertakings, if required and implemented, could have an adverse effect upon Enlarged Tele2’s business and lessen the anticipated benefits of the Merger. Combination of the businesses following Completion of the Merger may be delayed until competition approval has been obtained.

Significant costs will be incurred in the course of the Merger

Tele2 and Com Hem each expect to incur significant transaction-related expenses related to the Merger, which are estimated to be approximately SEK 314 million and SEK 167 million, respectively. Transaction-related expenses include financial advisory, legal and accounting fees and expenses, filing fees, printing expenses and other related charges. Moreover, for the first fiscal years following the Merger, Enlarged Tele2 will incur significant expenses to integrate the operations of Tele2 and Com Hem. Tele2 may also incur additional unanticipated expenses in connection with the Merger. In addition, Enlarged Tele2 may incur unanticipated costs and experience unforeseen difficulties related to the integration of the operations, information systems and personnel of the two entities.

Some of the senior executives of Tele2 and Com Hem may have interests that are different from, or in addition to, the interests of other shareholders of Tele2 and Com Hem and that may have influenced their decision to support or approve the Merger

The interests of some of the senior executives of Com Hem may be different from those of other Com Hem’s shareholders. Some of Com Hem’s senior executives are expected to be appointed as senior executives of Enlarged Tele2. In addition, the successful Completion of the Merger may positively impact the bonuses of certain senior executives of Com Hem. Similarly, the interests of certain senior executives of Tele2 in the Merger may be different from those of Tele2’s shareholders. The total remuneration of Tele2’s senior executives consists in part of an annual variable bonus payment that is based on the performance of Tele2 and on the senior executives’ individual performance. The successful Completion of the Merger may have a positive impact on the bonus amount to be paid to certain senior executives of Tele2. For a description of such interests, see “The Merger—Fees Related to the Merger”.

The unaudited pro forma condensed combined financial information may not be an indication of Enlarged Tele2’s financial condition or results of operations following the Merger

The unaudited pro forma condensed combined financial information contained in this prospectus has been prepared using the consolidated historical financial statements of Tele2 and Com Hem, and is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of Enlarged Tele2 following the Merger. Certain adjustments and assumptions have been made regarding Enlarged Tele2 after giving effect to the Merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy. These assumptions may not prove to be accurate, and other factors may affect Enlarged Tele2’s results of operations or financial condition following the Merger. Moreover, the pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by Tele2 in connection with the Merger. For these and other reasons, the historical and pro forma condensed combined financial information included in this prospectus does not necessarily reflect Tele2’s results of operations and financial condition and the actual financial condition and results of operations of Enlarged Tele2 following the Merger may not be consistent with, or evident from, this pro forma financial information.

The projections, forecasts and financial guidance presented in this prospectus may not be an indication of the actual results of the Merger or Enlarged Tele2’s future results

None of the projections and forecasts included in this prospectus have been prepared with a view towards complying with generally accepted accounting principles and such projections and forecasts are subject to numerous uncertainties and assumptions, including in respect of industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Tele2’s and/or Com Hem’s business, including, but not limited to, revenues and expected synergies, all of which are difficult to predict and many of which are beyond Tele2’s and Com Hem's control. Such projections, forecasts and financial guidance will also not be updated. As such, these projections, forecasts and financial guidance may be inaccurate and should not be relied upon as an indicator of actual past or future results.

Tele2 and Com Hem may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Tele2’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed. Currently, neither Tele2 nor Com Hem is aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the Merger.

An impairment of goodwill or other intangible assets would adversely affect Enlarged Tele2’s business, financial condition and results of operations

Upon Completion of the Merger, a significant portion of the difference between the purchase price, Com Hem’s net assets at that date and the allocation of costs of the combination to the assets acquired and the liabilities assumed will be recorded as goodwill. In addition, other intangible assets will be recorded as a result of the purchase price allocation. Under IFRS, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more often if an event or circumstance indicates that an impairment loss may have been incurred. Other intangible assets with a finite life are amortized on a straight-line basis over their estimated useful lives and reviewed for impairment whenever there is an indication of impairment. In particular, if Enlarged Tele2’s business does not develop as expected, impairment charges may be incurred in the future which could be significant and which could have an adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Our ability to pay dividends in the future may be constrained and depends on several factors

Shareholders will be entitled to receive future dividends after the Completion of the Merger. However, Swedish law limits Enlarged Tele2’s ability to propose and declare dividends to certain funds legally available for that purpose. As the amount of future dividend payments Enlarged Tele2 may make, if any, will depend upon its future earnings, financial condition, cash flows, working capital requirements, the terms of Enlarged Tele2’s outstanding indebtedness and other factors, there can be no assurances that in any given year a dividend will be proposed or declared.

Com Hem shareholders may decide to sell their Com Hem shares and/or Tele2 B shares, which could cause a decline in their market prices

Some Com Hem shareholders may decide they do not want to own Tele2 B shares. This could result in the sale of Com Hem shares prior to the Completion of the Merger. These sales, or the prospects of such sales in the future, could adversely affect the market price for Com Hem shares, and the ability to sell Com Hem shares in the market, before the Merger is completed, as well as Tele2 B Shares before the Merger is completed. This could, in turn, adversely affect the value of the Non-Cash Consideration that Com Hem shareholders will receive upon Completion of the Merger.

If the Merger does not qualify as a Reorganization for U.S. federal income tax purposes, U.S. Holders will be required to recognize a greater amount of gain or loss for U.S. federal income tax purposes at the time of the exchange of their Com Hem shares for the Merger Consideration in the Merger

The U.S. federal income tax consequences of the Merger to U.S. Holders (as defined under the heading “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations”) will depend on whether the Merger qualifies as a Reorganization. Tele2 intends to take the position that the Merger should qualify as a Reorganization. If the Merger so qualifies, a U.S. Holder that exchanges its Com Hem shares for the Merger Consideration pursuant to the Merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of any Cash Consideration received by such U.S. Holder pursuant to the Merger (including any Swedish tax withheld but excluding cash received in lieu of fractional shares) and (ii) the amount of gain realized by such U.S. Holder in such exchange.  Additionally, cash received in lieu of a fractional Tele2 B share should be treated as a payment in exchange for the fractional Tele2 B share. There can be no assurance, that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS. If, contrary to Tele2’s position, the Merger fails to qualify as a Reorganization, subject to the discussions under the headings “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations—PFIC Considerations” and “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger—Effect of Swedish Withholding Taxes,” a U.S. Holder that exchanges its Com Hem shares for the Merger Consideration will recognize capital gain or loss equal to the difference between (i) the sum of (a) the fair market value of the Tele2 shares received, (b) the amount of Cash Consideration received pursuant to the Merger (including any Swedish tax withheld), and (c) any cash received in lieu of fractional Tele2 shares, and (ii) the U.S. Holder’s adjusted tax basis in the Com Hem shares exchanged. See “Material Tax Consequences of the Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger.”

Risks Related to the Business of Enlarged Tele2

Our business may be adversely affected by macroeconomic and geopolitical factors

As Enlarged Tele2 will operate in several different countries its operations and profitability may be affected by changes in the global economic environment. The global economic environment has been, and may continue to be, adversely affected by factors relating to general economic conditions, such as a deterioration in business and consumer confidence, employment trends, the availability of credit and rising interest rates; tensions in the global financial markets, low consumer spending, low business investment, low government spending and increasing credit austerity, inflation, increased levels of public debt; actual or perceived risk of sovereign illiquidity or insolvency; loss of confidence in certain currencies; and general factors such as political instability, terrorism or natural disasters; as well as fear of, or actual, contagion of any of the foregoing to previously unaffected markets, affecting the profitability of Enlarged Tele2’s business. In a period of low growth and high public debt, characterized by higher unemployment, lower household income or lower corporate production, the demand for Enlarged Tele2’s services could be adversely affected, for example by customers switching to cheaper data buckets, decreasing value added services, lower broadband speeds or customer cord-cutting.

Even though Enlarged Tele2 will operate in several different countries, Enlarged Tele2’s main market, which will account for a large percentage of Enlarged Tele2’s consolidated revenue, will be Sweden, entailing that Enlarged Tele2’s operations and profitability will depend most on the financial conditions and consumer spending patterns in Sweden, which may be affected by, inter alia, general economic conditions and uncertainties. Household consumption is a main driver of the Swedish economy and affects the business of Enlarged Tele2. Developments which may adversely impact Swedish household spending, such as raised interest-rates, in particular when households have large debts (as is the case for many Swedish households) could particularly impact the business of Enlarged Tele2. In the event of an interest-rate rise or actual or perceived adverse developments in the general economic conditions affecting households, households may reduce their consumption, especially if Swedish housing prices start to fall at the same time. Depending on future developments, the changed geopolitical situation in Eastern Europe following the Crimea crisis could potentially also affect some of Enlarged Tele2’s operations, particularly in the countries bordering Russia, such as Kazakhstan and the Baltic countries. The impact of these risks and conditions could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Our business is highly dependent on our continued success in spectrum auctions

The winning of spectrum auctions is vital in order for Enlarged Tele2 to conduct a substantial part of its business. A failure to obtain a spectrum license (which is a time-limited right to use a specific frequency band obtained through an auction system), as well as the award of such license to one of Enlarged Tele2’s competitors would increase the competition that Enlarged Tele2 faces in the provision of mobile services in the specific country where the spectrum auction took place. A failure to obtain a spectrum license may have significant consequences for Enlarged Tele2. The granting of licenses to, or the amending or revoking of licenses of, Enlarged Tele2 or other parties, could adversely affect Enlarged Tele2’s business and results of operations. It is also possible that existing operators are prevented from acquiring licenses in specific auctions due to spectrum caps.

Also, a spectrum auction may result in burdensome conditions for the winning bidder. Examples of burdensome conditions are comprehensive coverage obligations, short time limits and excessive technical conditions. The preparations for a spectrum auction may be time consuming and extended. The timing and terms of spectrum auctions in different countries may vary and impact the number of participants and winning bidders. If any of these risks were to materialize, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Changes in consumer behavior trends may have an adverse effect on demand for the services offered by Enlarged Tele2

Changes in viewing habits and other customer behavior trends may have a material adverse effect on the demand for broadband, digital TV and fixed-telephony services. Enlarged Tele2 will depend on demand for these services and must continuously develop its services to meet customer demand and to compete effectively despite a decrease in the demand for any of its services.

As 5G mobile networks are developed and adopted, the performance of a 5G mobile service offered by Enlarged Tele2 may become comparable to the performance of Enlarged Tele2’s existing fixed broadband services and also negatively impact the competitiveness of its digital TV& play services that are offered to customers connected to its fixed network. In the future, Enlarged Tele2 may experience some cannibalization of existing customer demand for its existing fixed broadband and digital TV& play services as it rolls out its 5G mobile services. Enlarged Tele2 may be affected by changes in the demand for these services in both the business-to-customer (“B2C”) sector as well as in the business-to-business (“B2B”) sector. If demand for broadband, digital TV& play and fixed-telephony services in the B2C sector and the B2B sector does not develop as expected, if Enlarged Tele2 is no longer able to sell combinations of these services in bundles at adequate prices, or if the roll out of 5G mobile services generally diverts demand from Enlarged Tele2’s other products and services, and Enlarged Tele2 is unable to compete effectively as a result, this could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

We operate in a highly regulated environment

Both Tele2 and Com Hem operate, and Enlarged Tele2 will operate, in a highly regulated industry. The regulations Enlarged Tele2 will be subject to impose significant limits on its flexibility to manage its business. Changes in legislation, regulation or government policy affect Enlarged Tele2’s business activities, as well as decisions by regulatory authorities and courts. The regulatory framework in which Enlarged Tele2 will operate may become more restrictive, increasing Enlarged Tele2’s costs and burden in existing or new markets, and may materially and adversely affect its ability to operate its business, for example by resulting in a decreased level of flexibility in setting tariff structures for interconnection and roaming service or regulations imposing coverage requirements on cable networks. Access regulation, which ensures competition by giving access to incumbents’ copper and fiber networks in case of significant market power, may be relaxed with the review of the European Telecoms Regulatory Framework, as a result of which the competitive pressure on Enlarged Tele2 could increase. Tele2 believes that the industry is expected to see continued downward revenue pressure because of the roaming regulation, “Roam Like At Home” (“RLAH”), meaning the removal of roaming surcharges within EU/the European Economic Area (“EEA”) that entered into force in June 2017. Moreover, the EU intends to limit the price that providers may charge on consumers for intra-EU calls and SMS, which can have a negative impact on Enlarged Tele2. Additionally, various governments and regulators have taken an increased interest in regulating data transfer, which has resulted in, for example, the implementation of the General Data Protection Regulation (EU 2016/679) (“GDPR”) which entered into force May 25, 2018 and in the drafting of a proposal for a regulation updating the legal framework on ePrivacy. The potential regulation of cable services to multi-dwelling units, or conversely the deregulation of current open access to single dwelling units, in Sweden could have an adverse impact on the existing business of Com Hem and the future business of Enlarged Tele2. The continued focus of regulators on Net Neutrality could prevent Enlarged Tele2 from entering into partnerships or developing new pricing models, such as the “zero-rating” of certain data services of its partners. This increased customer and regulatory interest in privacy and data retention could impact Enlarged Tele2’s business and operations. Further changes in consumer protection legislation could affect the market on which Enlarged Tele2 will operate and the terms on which Enlarged Tele2 can offer services bundled with hardware over fixed-term contract periods. If Enlarged Tele2 is unable to effectively respond to regulatory changes, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and result of operations.

Moreover, in January 2018, the Swedish Post and Telecom Authority (“PTS”) submitted a proposal to the Swedish Government which, if implemented, would give PTS powers to impose fines for infringements of the Swedish Electronic Communications Act (2003:38) (lag om elektronisk kommunikation) (the “Electronic Communications Act”) amounting to 10 percent of the entity’s annual revenue.

We may not be able to successfully implement or achieve the goals outlined in our strategic initiatives

Enlarged Tele2’s markets are in different phases of maturity when it comes to usage of mobile and fixed telephony, television and broadband and demand for services related to such usage, and have cultural, economic and competitive differences. Successful implementation of strategic initiatives, such as the bundling and cross selling, of Tele2’s offering focused on mobile services aimed primarily at individuals and businesses with Com Hem’s fixed broadband and digital TV services aimed primarily at households, by Enlarged Tele2 is dependent on Enlarged Tele2’s ability to foresee the development and meet customer needs as the capabilities of these service offerings converge, as well as transform the organization and its processes as it might be required. Enlarged Tele2 may not be able to implement effectively or without additional cost the strategic initiatives necessary to realize the benefits of its ongoing or proposed strategic initiatives. Should Enlarged Tele2 be unable to execute its business strategy it could have a material adverse effect on Enlarged Tele2’s business, financial condition and result of operations.

We may not achieve the expected benefits from the investments that we have made in networks and telecommunications licenses

In recent years, Tele2 and Com Hem have made substantial investments in telecommunications networks and licenses to expand and upgrade its coverage and improve its competitive position and Tele2 and Com Hem expect Enlarged Tele2 to invest substantial amounts over the coming years in the upgrading, maintaining and expansion of networks. Enlarged Tele2 may also in the future have to pay fees to acquire new licenses or to renew or maintain its existing licenses. The success of these investments will depend on a variety of factors some of which will be beyond Enlarged Tele2’s control, including the cost of acquiring, renewing or maintaining licenses, the cost of new technology, availability of new and attractive services, the costs associated with providing these services, the timing of their introduction, the market demand and prices for such services, and competition. Any failure to realize the benefits expected by Enlarged Tele2 from these investments, as well as potentially high ongoing costs associated with these investments, could have a material adverse effect on Enlarged Tele2’s results of operations and financial position.

The failure to reach target networks, budget overruns or lower than expected returns on these investments could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations. In addition, on-going upgrades to Enlarged Tele2’s existing network require significant capital expenditures and any deterioration of its network may result in higher maintenance and replacement costs in the long term. There is a risk that financing for necessary maintenance of Enlarged Tele2’s networks or for future strategic capital expenditure projects will not be available on terms that are acceptable to Enlarged Tele2, or at all. If Enlarged Tele2 cannot raise funds on acceptable terms, it may not be able to develop or upgrade its network, execute its business strategy, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements, Enlarged Tele2’s ability to retain customers may be hampered by not obtaining required licenses or frequencies, at a reasonable price. Hence, Enlarged Tele2 will use processes put in place by Tele2 to ensure compliance with license requirements, which increase chances for renewal and extension of existing licenses and for obtaining adjacent and new licenses. This could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations. Further, if Enlarged Tele2 fails to develop, or obtain timely access to, new technologies or equipment, or if Enlarged Tele2 fails to obtain the necessary licenses or spectrum to provide services using these new technologies, Enlarged Tele2 may lose customers and market share and become less profitable, which could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

We operate in a highly competitive environment

The markets in which telecommunication companies operate are highly competitive. Market participants include local, national and international competitors and both established competitors and new market entrants. Enlarged Tele2’s long-term growth and profitability are dependent on its ability to continue to develop and offer products and services that are competitive in terms of quality and price as well as to build its position in its markets. Enlarged Tele2 may be adversely affected by, among other things, increase in competitors’ activity; new entrants, lower prices; and customer offerings. Competition in the market could lead to adjustments in the business model, changes in Enlarged Tele2’s business strategy, increased customer outflow and a decrease in customer growth rates as well as to a decrease in the prices Enlarged Tele2 charges for its products and services. In addition, an increasing level of penetration for Enlarged Tele2’s services may make it more difficult for it to attract new customers, which may result in increased customer acquisition costs. If Enlarged Tele2 is unable to meet customer demands, or is unable to develop new offerings that help generate profitable business, it may lose market share and competitive position.

In Sweden, in contrast to many other markets, the infrastructure upon which Com Hem relies and Enlarged Tele2 will rely to provide their services is largely overbuilt by the infrastructure of competitors, allowing existing or potential customers to select their provider from among several different operators. Similarly, low switching costs in the mobile market, such as the legal requirement for a customer to be able retain their mobile number when switching providers, could result in significant customer churn in the event that Tele2 or Enlarged Tele2’s mobile service offerings become uncompetitive. Both Tele2’s and Com Hem’s operations are, and Enlarged Tele2’s operations will be, for the foreseeable future, exposed to severe competition which has caused, and could continue to cause, significant downward price pressure, declining margins and reductions in Enlarged Tele2’s sales. If Enlarged Tele2 is unable to attract new customers and retain existing customers while maintaining its pricing and margins, or to anticipate, respond to and keep up with new business models, technologies, price or product trends and compete effectively, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Any negative impact on the reputation of and value associated with Enlarged Tele2’s name, including as a result of customer service and satisfaction issues, could adversely affect our business

The “Tele2”, “Comviq”, “Com Hem” and “Boxer” names will be some of Enlarged Tele2’s most important business assets. Enlarged Tele2’s success will to a high extent be dependent on Enlarged Tele2’s ability to strengthen its brands and maintain its good reputation and value associated with its names among its customers and the general public. Enlarged Tele2’s reputation may be harmed if it encounters difficulties in the provision of new or existing services, whether due to technical faults, lack of necessary equipment, changes to its traditional service offerings or otherwise. A negative customer perception of Enlarged Tele2 arising from customer service difficulties could also harm its reputation. Negative impact on Enlarged Tele2’s brands and good reputation may be strengthened by comments on social media and in other situations, which may in time cause additional attention from Enlarged Tele2’s customers as well as Enlarged Tele2’s competitors. There is a risk that customers act on the information given from social media without investigating the reliability of such information. Damage to Enlarged Tele2’s brands and good reputation may in such cases be immediate and may result in Enlarged Tele2 not being able to take sufficient actions or make adequate rectifications.

Enlarged Tele2’s reputation will also be important in relation to Enlarged Tele2’s business partners, such as suppliers. Enlarged Tele2 will be dependent on good relations with its suppliers. Supplier dissatisfaction could lead to Enlarged Tele2 losing existing suppliers or being unable to establish relationships with new suppliers. To re-establish Enlarged Tele2’s brands and reputation may be costly and difficult to accomplish.

Additionally, prior right holders could assert certain claims regarding the use of “Tele2”, “Comviq”, “Com Hem” and “Boxer” as trademarks. Substantial erosion in the reputation of, or value associated with the names “Tele2”, “Comviq”, “Com Hem” and “Boxer” could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Our success is dependent on our ability to adapt and adopt new technology

Enlarged Tele2 will operate in markets characterized by rapidly changing technology. This may result in price erosion and increased price competition for Enlarged Tele2’s products and services. The new technology in the telecommunications market includes, for example, OTT Services, embedded SIMs and 5G rollout. Enlarged Tele2 may be adversely affected by development of new technologies, for example, developments in OTT services may exceed the technological capabilities of Enlarged Tele2’s broadband network and offer content that meets customer demands while being unavailable via Enlarged Tele2’s digital TV& play offering, each resulting in a decline for Enlarged Tele’s services. Development in new technologies may furthermore require a review of the life cycles of Enlarged Tele2’s assets and may result in additional depreciation or impairment costs, and there is a risk that Enlarged Tele2 will not be able to focus on the right projects for innovation or successfully obtain contracts vital for Enlarged Tele2 to offer its products and services in line with market demands. For example, the customer base for digital terrestrial television, a service that Com Hem currently provides, throughout Sweden has generally been declining. Enlarged Tele2 risks losing customers of its pay-TV services and there is a risk that the structural digital terrestrial television decline will accelerate, without replacement by a different service offered by Enlarged Tele2. Another example is that fiber may be further deployed with the result that current cable customers of Enlarged Tele2 may replace their subscriptions of cable services with fiber services, entailing a decrease in cable. Furthermore, customers may choose to obtain broadband services from a competitor with actual or perceived faster download and upload speeds, increasing pressure on prices and margins and leading Enlarged Tele2 to incur significant capital expenditures to match its competitors’ service offerings. If Enlarged Tele2 is unable to anticipate, respond to and keep up with new technology and compete effectively, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

We operate in a capital-intensive business with changing technologies and we may not have adequate capital to finance future upgrades, which could limit our growth and harm our competitive position

The mobile telephony, television, high-speed broadband and fixed-telephony businesses in which Enlarged Tele2 will operate are capital intensive. Significant capital expenditures are required to add customers to networks, including expenditures for equipment and labor costs. In addition, rapidly changing technology requires careful review of the life cycles of Enlarged Tele2’s assets and may result in additional depreciation or impairment costs, or accelerated growth in usage by customers may require investment in network capacity at a faster pace than currently anticipated. Enlarged Tele2 can provide no assurances that its future upgrades will generate a positive return or that it will have adequate capital available to finance such future upgrades. If Enlarged Tele2 is unable to, or elects not to, pay for costs associated with adding new customers, expanding or upgrading its network or making its other planned or unplanned capital expenditures, or if it experiences unexpected material depreciation or impairment costs, its growth could be limited and its competitive position could be harmed, which in turn could have a material adverse effect on its business, financial condition and results of operations.

Current or future challenging market conditions may affect Enlarged Tele2’s ability to obtain sufficient funding for its operations

Enlarged Tele2’s ability to finance its operations or refinance its existing loans depends on a number of factors, such as the availability of cash flows from operations and access to additional financing, and there is a risk that such funds will not be available at a commercially reasonable cost, or at all. There is also a risk that Enlarged Tele2 will not be able to incur additional debt and/or refinance its existing debt when it matures. In addition, adverse developments in the credit market, as well as other future adverse developments such as the deterioration of the overall financial markets or a worsening of general economic conditions, could have a material adverse effect on Enlarged Tele2’s ability to borrow additional funds as well as the cost and other terms of funding. The failure to obtain sufficient funding for operations or the increased costs or unfavorable terms of financing or refinancing could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations. Furthermore, Enlarged Tele2 may encounter difficulties in financing its capital investments, which may prevent the realization of its strategic plans and could result in Enlarged Tele2 having to forgo opportunities that may arise in the future. This, in turn, could have a material adverse effect on Enlarged Tele2’s business operations, financial condition and results of operations.

The financial targets included in this prospectus may differ materially from the actual results

The financial targets for Enlarged Tele2 set forth in this prospectus are expectations for the upcoming financial years, including a net debt/EBITDA range of between 2.5-3.0x, maintenance of investment grade credit metrics, an ordinary dividend of at least 80 percent of equity free cash flow and extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of EBITDA growth. These financial targets are based upon a number of assumptions (including the success of Enlarged Tele2’s business strategies), which are inherently subject to significant business, operational, economic and other risks, many of which are outside of Enlarged Tele2’s control. Accordingly, such assumptions may change or may not materialize at all. In addition, unanticipated events may adversely affect the actual results that Enlarged Tele2 achieves in future periods whether or not Enlarged Tele2’s assumptions relating to future periods otherwise prove to be correct.

Furthermore, Enlarged Tele2’s financial targets set out are only preliminary financial targets which Enlarged Tele2’s management team together with Enlarged Tele2’s Board of Directors may revise and possibly adapt.

As a result, Enlarged Tele2’s actual results may vary materially from the targets set out in this prospectus and investors should not place undue reliance on them.

The security and integrity of our networks and information technology is vital to our success, as is the personal data security of our customers

Enlarged Tele2’s operations depend on the secure and reliable performance of its network and information technology systems. It is dependent on an efficient IT infrastructure in its operations and Tele2 and Com Hem have had, and Enlarged Tele2 will have, a number of applications and different software programs that are used at many of its facilities. Also, Tele2 and Com Hem manage, and Enlarged Tele2 will manage, significant network and data volumes and therefore aims to ensure network integrity, data security and to protect customers’ personal data.

Enlarged Tele2 will only allow interception of customer communication or otherwise provide personal data to authorities to the extent required by law or decisions from competent authorities or with the customer’s permission. To ensure privacy, Enlarged Tele2 needs to protect assets such as personnel, customers, information, IT infrastructure, internal and public networks as well as office buildings and technical facilities. External or internal factors, including human errors, may negatively impact security and have a material adverse effect on customers’ perception on how Enlarged Tele2 handles these matters, which in turn may have a material adverse effect on Enlarged Tele2’s business and results of operations.

An increasing number of companies have recently experienced systems related events and security breaches, such as from worms and other destructive or disruptive software, “cyber-attacks,” process breakdowns, denial of service attacks and other malicious activity, which have generally increased in frequency, scope and potential harm. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, Enlarged Tele2 may be unable to anticipate these techniques or to implement in a timely manner effective and efficient countermeasures. If unauthorized parties attempt or manage to bring down Enlarged Tele2’s network or force access into its information technology systems, they may be able to misappropriate confidential information, cause significant and lengthy interruptions in Enlarged Tele2’s operations, damage its computers or process control systems or otherwise damage its reputation and business. In such circumstances, Enlarged Tele2 could be held liable or be subject to regulatory or other actions for breaching confidentiality and personal data protection rules. Any compromise of the security of Enlarged Tele2’s information technology systems may have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

In the event Enlarged Tele2’s IT infrastructure becomes unusable or its function is significantly impaired for any reason during an extended period of time, Enlarged Tele2’s operations may be adversely affected since the ability to provide services to customers are largely dependent on Enlarged Tele2’s IT infrastructure. Difficulties in maintaining, upgrading and integrating these systems may result in damage to Enlarged Tele2’s reputation in the eyes of its customers, increased costs, and reduced profitability also due to refunding customers for services that Enlarged Tele2 was unable to deliver during a lengthy period of service interruption. In addition, any problems with IT systems or any compromise of Enlarged Tele2’s IT security could result in leakage of sensitive information, unavailability of Enlarged Tele2’s network or loss of confidence in Enlarged Tele2’s security measures and be subject to litigation, civil or criminal penalties, or adverse publicity that could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

The GDPR that is applicable and has been effective since May 25, 2018 has been adopted at EU level and applies throughout the EU. The GDPR contains provisions that already existed in the Swedish Personal Data Act (1998:204), but there are also new or changed provisions compared to the data protection rules in force in Sweden prior to May 25, 2018. The GDPR also contains more stringent sanctions for failure to comply with the rules. Among other things, the supervisory authority is given the right to impose administrative fines of up to €20 million, or 4 percent of Enlarged Tele2’s annual global turnover, if certain rules are breached. Any failure by Enlarged Tele2 to comply with the GDPR would subject it to litigation, civil or criminal penalties, and adverse publicity that could have a material adverse effect on Enlarged Tele2’s reputation, financial condition and results of operations.

We face certain risks in connection with our joint ventures

Tele2 conducts, and Enlarged Tele2 will conduct, certain of its activities through joint operations in which Tele2 and Enlarged Tele2 respectively, does not have and will not have a controlling interest. Such companies include Svenska UMTS-nät AB (together with Telia Company AB (publ) (“Telia Company”)) and NET4MOBILITY Handelsbolag (“Net4Mobility HB”) (together with Telenor) in Sweden. Enlarged Tele2 may enter into further similar arrangements in the future; for example as a result of the announced combination between Tele2 Netherlands and T-Mobile Netherlands.

As a result of these activities being conducted through such joint operations, Enlarged Tele2 will have limited influence over the conduct of these businesses. In these joint operations, there is a risk that the partners may disagree on important matters, including the funding of the business. This risk may be greater where the parties are competitors. A disagreement or deadlock regarding the joint operations or a breach by one of the parties of the material provisions of the cooperation arrangements could have a material adverse effect on Enlarged Tele2’s business.

Enlarged Tele2’s governance and compliance processes may not prevent breaches of law or governance standards by joint operations. Enlarged Tele2 also faces the risk of violations at its joint operations and other companies in which it has an interest, particularly if it only has a minority stake and does not control accounting or other rules and protocols for the conduct of business. Enlarged Tele2’s failure to comply with applicable laws and other standards could subject it to fines, loss of operating licenses and reputational harm.

Under the documents which govern the ownership rights in relation to certain joint operations, the parties may have protected rights in relation to certain matters such as approval of business plans, budgets, dividends or other cash distributions, changes in the ownership structure and other shareholder-related matters. As a result, actions outside Enlarged Tele2’s control and adverse to its interests may affect Enlarged Tele2’s strategy and actions in relation to any of these joint operations.

If any of the risks in relation to joint operations were to materialize, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Contracts with the landlords of multi-dewlling units are important to Enlarged Tele2’s business

A majority of Com Hem’s current customers live in multi-dwelling units (“MDUs”) and contracts with landlords of these MDUs form the basis of these Com Hem customer relationships. Enlarged Tele2’s ability to renew existing contracts with landlords of MDUs, and to enter into contracts with new landlord partners, will be important to Enlarged Tele2’s business. Contracts with landlords are important to provide Enlarged Tele2 with network access to individual tenants and households within MDUs because in-house wiring is owned by landlords. Enlarged Tele2 could lose its direct subscriber relationships with end-users if landlords terminate or fail to renew the contracts that are in place and it is unable to migrate MDU customers to alternative services via open networks. Com Hem has historically lost between 1 – 2 percent of landlord contracts each year and approximately the same amount are gained in new landlord contracts per year, and Enlarged Tele2 could lose landlord contracts in the future. The pace of contract renegotiation and/or loss of contracts could also accelerate in the future.

Landlords have the right to terminate their contracts due to, for example, repeated and material technical interruptions, which, unless remedied within a reasonable period, could be deemed a material breach of contract. If landlords cancel or fail to renew existing contracts, and an alternative open network is not available to continue servicing tenants, all end-user agreements within those MDUs will be automatically terminated.

Enlarged Tele2’s inability to maintain or renew existing agreements with landlords or enter into new contracts on commercially favorable terms could lead to reduced sales, lower margins and a decrease in Enlarged Tele2’s customer base, any of which could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

The telecommunications industry experiences customer churn, which could reduce the number of Enlarged Tele2’s customers

Customer churn is a measure of the number of customers who stop subscribing for one or more of Tele2’s or Com Hem’s, or in the future Enlarged Tele2’s, services. Churn arises mainly as a result of competitive influences, relocation of customers and price increases. Further, customer churn may increase if Enlarged Tele2 is unable to deliver satisfactory services over its network. The introduction of new product offerings can initially place significant pressure on Com Hem’s, and on Enlarged Tele2’s, operational customer care team. Increased pressure on operational teams is generally associated with the decreased satisfaction of customers, which may result in an increase in churn. Churn may also increase as a result of customers’ reduced willingness to pay for the type of digital services offered by Enlarged Tele2. For example, any interruption of Enlarged Tele2’s services, which may not be under Enlarged Tele2’s control, or other customer service problems as well as, with regards to operations that before the Merger are conducted solely by Com Hem, landlords’ termination of contracts could contribute to increased customer churn. The expiry or failure to renew an existing contract with a landlord could have a disproportionate negative effect on overall churn as, if an alternative open network is not available to continue servicing tenants, all subscriber agreements within those MDUs are automatically terminated upon the expiry of a landlord contract. Com Hem’s ability to meet the needs of landlords of MDUs and enter contracts for the provision of services with them is key to Com Hem’s business, and in the future to Enlarged Tele2’s business. Further, customer churn may increase if Enlarged Tele2 is unable to deliver satisfactory services over its network or as a result of customers’ reduced willingness to pay for digital services offered by Enlarged Tele2, for example, any interruption of Enlarged Tele2’s services could contribute to increased customer churn. In particular, the loss of a large B2B customer may have disproportionate impact on customer churn.

An increase in customer churn may lead to increased costs and reduced revenue, and could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Enlarged Tele2 will operate in a global environment and may be affected by political uncertainties, local business risks as well as laws, rules and regulations in individual countries

Enlarged Tele2 will operate in a global environment and is consequently exposed to various risks such as implementation of new, or changes in existing, legislation, rules or regulations in individual countries. Trade restrictions introduced by the authorities in the countries where Tele2 operates, and Enlarged Tele2 will operate, or in countries where Enlarged Tele2 may operate in the future, as well as sanctions or other measures by associations and organizations such as the US Treasury’s Office of Foreign Asset Control, the EU or UN, may restrict Enlarged Tele2’s operations, delay or prevent planned investments or otherwise adversely affect Enlarged Tele2’s financial results. Enlarged Tele2’s business will also be subject to risks inherent in its business activities, such as:

•	recessionary trends, inflation or instability in local markets;

•	differences and unexpected changes in regulatory environment, including environmental, health and safety, detailed development plans and labor law;

•	the introduction or application of more stringent product norms and standards and associated costs;

•	exposure to different legal standards and enforcement mechanisms and the cost of compliance with those standards;

•	being subject to multiple taxation regimes, including regulations relating to transfer pricing and tax deductions on remittance and other payments by or to subsidiaries;

•	being subject to various, and potentially overlapping, regulations and rules, particularly those relating to anti-corruption and antibribery;

•	longer payment terms for debtors with respect to products and services delivered by Enlarged Tele2 and difficulties collecting accounts receivable;

•	changes in pricing restrictions;

•	foreign exchange control and restriction on repatriation factors of funds; and

•	political and social unrest and instability.

There is a risk that Enlarged Tele2 fails to develop and implement systems, policies and practices to completely manage these risks or comply with applicable regulations without incurring substantial cost. The materialization of any of these risks could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

We conduct business in Kazakhstan, which is a developing market

On November 4, 2015, Tele2 announced the agreement with Kazakhtelecom to merge their mobile operations in Kazakhstan, Tele2 Kazakhstan and Altel, in a jointly owned company. In Kazakhstan, the political, economic, regulatory and legal environment as well as the tax system is still developing and is less predictable than in countries with more mature institutional structures. This also applies to prevailing corporate governance codes, business practices and the reporting and disclosure standards. These circumstances will imply risks to Enlarged Tele2 and increase the need for thorough ethical considerations when Enlarged Tele2 does business in Kazakhstan.

Under the shareholder agreement between Tele2 and Kazakhtelecom, Tele2 can exercise a put option in March 2019. Such put option would trigger a share of the equity value to be paid to Tele2 and the reimbursement of a shareholder loan. Such repayment may be negatively impacted by a possible negative equity value, exchange rate depreciation and an inability of Kazakhtelecom to raise debt or equity to repay the loan to Tele2.

In Kazakhstan, the business activities of Tele2 are conducted, and of Enlarged Tele2 will be conducted, through a jointly owned company in which Tele2 holds, and Enlarged Tele2 will own, 51 percent of the voting rights and 49 percent of the economic interest. Tele2 holds, and Enlarged Tele2 will own, a controlling interest in and operational control over the jointly owned company as it has a right to appoint all of the Management Board, apart from the CFO, and is able to appoint half of the Board of Directors, including the Chairman who has a tie-breaking vote. There is a risk that the operating results of the jointly owned company could be adversely affected by any conflict between the parties, which could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

We may acquire new businesses or divest existing business, will need to integrate acquired businesses, and face inherent risks associated with such acquisitions, divestments and integration

In recent years, both Tele2 and Com Hem have made a number of targeted acquisitions and divestments and Enlarged Tele2 will in the future be reviewing its asset portfolio on a regular basis. The execution of transactions associated with acquisitions and divestments exposes Enlarged Tele2 to risks such as the diversion of management’s attention from existing business or the potential impairment of acquired intangible assets, including goodwill, as well as the incurrence of liabilities or other claims from acquired businesses. Further, there is a material risk in the telecommunications market that acquisitions and divestments as well as combinations, such as the announced combination between Tele2 Netherlands and T-Mobile Netherlands, may not receive competition clearance from the relevant authorities. In addition, Enlarged Tele2 may not successfully identify appropriate targets or consummate transactions on satisfactory terms. Furthermore, Enlarged Tele2 may be unable to arrange financing for acquired businesses (including acquisition financing) on favorable terms to it and, as a result, elect to fund acquisitions with cash that could otherwise be allocated for other uses in its existing operations, which could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Past and future divestments of a business may expose Enlarged Tele2 to risks, including risks pertaining to terms and conditions for the divestment of a business, such as warranties, indemnifications and undertakings in favor of the purchaser with respect to the business divested.

If any of these risks related to past or future acquisitions or divestments were to materialize, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Integration of acquisitions could pose numerous risks to Enlarged Tele2’s operations. Managing growth has required continued development of both Tele2’s and Com Hem’s financial and management information control systems, the integration of acquired assets with existing operations, attracting and retaining qualified management and personnel as well as continued training and supervision of such personnel, and the ability to manage the risks and liabilities associated with the acquired businesses. The efficient integration of these acquisitions and the realization of related cost and revenue synergies, as well as the positive development of the acquired operations, are expected to enhance Enlarged Tele2’s results of operations both in the long and short term, but there is a risk that this does not occur. Further, future acquisitions or divestments could result in potentially dilutive issuances of equity securities, debt incurrence, contingent liabilities or amortization expenses, write-offs of goodwill or integration expenses, any of which could have an adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Failure to continue to manage growth could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations. With unexpected difficulties in integrating or managing any acquired company or strategic alliance, there is a risk that Enlarged Tele2’s management’s attention will be diverted away from other on-going business concerns and also that the expected benefits will not be realized either in the expected timeframe or at all.

If any of these risks related to integration and managing growth were to materialize, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Our business depends on our customer service and network quality, either of which may be inconsistent

One of Enlarged Tele2’s strategies is to focus on delivering high quality network access and services to its customers. Disruptions in Enlarged Tele2’s network can rapidly have serious repercussions on its capability to serve its customers. Tele2 and Com Hem have experienced, and Enlarged Tele2 may in the future experience, shutdowns of its network or periods of network downtime as a result of equipment failures and planned maintenance. Operations may also be disrupted for a variety of other reasons including such as a lightning strike, flood, fire or other natural disaster, a power outage or equipment and system failures, including those caused by terrorism, sabotage and other criminal acts, or other events occurring in the markets where Enlarged Tele2 will carry out its businesses. Furthermore, accidents may lead to downtimes with respect to network construction or even closure of some network assets, including for the duration of any ongoing investigation. Disaster recovery, security and service continuity protection measures that Enlarged Tele2 may in the future undertake, and its or other parties’ monitoring of network performance, may be insufficient to prevent losses. Any catastrophe or other damage that affects the network could result in substantial uninsured losses. If uninsured network elements were disrupted as described above, Enlarged Tele2 may not have sufficient resources to make necessary repairs or replacements, and such repair or replacement work may cause it to incur significant costs and may not be completed in a timely manner. Enlarged Tele2’s network may be susceptible to increased network disturbances and technological problems, and such difficulties may increase over time. Such disruptions could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Lease agreements are necessary to operate a significant part of Enlarged Tele2’s network

Tele2 and Com Hem have lease agreements with several facility providers such as municipalities and individual suppliers, for example Skanova AB, a Swedish network wholesaler, relating to the lease of cable duct space, dark fiber and in some instances coaxial cables as well as facilities for headends and hubs. Enlarged Tele2’s ability to offer its services to its customers will depend on the performance of contract counterparties and their affiliates in carrying out their respective obligations under certain agreements and such contract counterparties’ rights of use.

The termination of any material portion, or all, of these agreements could materially affect the value of Enlarged Tele2’s network or business. Upon such termination, continuing Enlarged Tele2’s business, if possible, would require a significant expense to purchase or lease the relevant facility or facilities or a sizeable investment to replicate the lost facilities or services. In many cases Enlarged Tele2 would not be able to find suitable alternative service providers at a comparable cost or within a reasonable period of time. Any disruption or termination of Enlarged Tele2’s lease arrangements could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Contractual conditions and fees in Enlarged Tele2’s agreements may be subject to review by regulatory authorities and Enlarged Tele2 may have obligations imposed on it by regulatory authorities

The telecommunications sector is also a priority for various regulatory authorities. Contractual conditions and fees in agreements that are included in Tele2’s and Com Hem’s operations , and will be included in Enlarged Tele2’s operations, are subject to general EU and Swedish competition law. The Swedish Competition Authority (Konkurrensverket) (the “SCA”), as well as the EC and/or other national competition authorities, have the power to initiate ex-post regulation procedures and to instruct Enlarged Tele2 to cease applying contractual terms and fees that are found to be anti-competitive. Furthermore, the Patent and Market Court (Patent- och marknadsdomstolen), a division of the Stockholm District Court (Stockholms tingsrätt), also has the power to, upon a claim initiated by SCA, impose an administrative fine (konkurrensskadeavgift) on Enlarged Tele2. The EC also has the power to impose fines for breaches of EU competition law.

The fees charged by Com Hem, and that Enlarged Tele2 will charge, are, as they are fees for the termination of calls on individual public telephone networks provided at a fixed location (fixed call termination) and fees for call termination on mobile networks (mobile call termination), subject to regulation by PTS. As such, the fees must be fair and reasonable and not higher than the cost-oriented price that Telia Company would have charged for call termination in a public fixed communications network and, as regards mobile call termination, not higher than the maximum prices set by PTS.

To the extent that Enlarged Tele2’s fees are subject to regulatory adjustment by the SCA or PTS, Enlarged Tele2 may be restricted from imposing or enforcing certain pricing mechanisms, including volume-based discounts and exclusivity provisions. In the event that the contractual conditions and associated fees for some television channels were reduced to a level that cannot be justified as being non-discriminatory, Enlarged Tele2 may be exposed to claims from other television channel providers or the SCA for equal treatment or alleged abuse of its position on the market. If these contractual conditions and fee structures are successfully challenged, Enlarged Tele2 could, under certain circumstances, be found liable for fines or damages.

PTS may also impose on operators of public electronic communications networks with significant market power (“SMP”) the obligation to grant access to network components and facilities, and to offer the re-sale of their electronic communications services on a wholesale basis. Tele2 and Com Hem have been found to have SMP in certain markets and Enlarged Tele2 could in the future be found to have SMP in additional markets.

Furthermore, PTS may require an operator to provide access to wiring inside buildings where it is justified on the grounds that duplication of the infrastructure would be economically inefficient or physically impracticable. Additionally, a network operator shall upon written request of an undertaking providing or authorized to provide public communications networks, meet all reasonable requests for access to its physical infrastructure under fair and reasonable terms and conditions. Furthermore, every public communications network provider has the right to access any existing in-building physical infrastructure with a view to deploying a high-speed electronic communication network if duplication is technically impossible or economically inefficient.

Accordingly, Enlarged Tele2 may not be able to enforce current or future changes to its fees, and may be subject to fines if Enlarged Tele2’s fees are found to be inconsistent with the requirements of applicable laws and regulations, and PTS may decide to impose obligations on Enlarged Tele2 in the future or public communications network providers may request such access specified above, which could have a material adverse impact on Enlarged Tele2’s business, financial condition and results of operations.

Enlarged Tele2’s business requires access to television content

Enlarged Tele2’s business will rely on its ability to provide a wide selection of popular content and cutting-edge services to its customers. Com Hem does not, and Enlarged Tele2 will not, produce its own content and is therefore dependent upon broadcasters and content providers for programming.

Com Hem currently licenses, and Enlarged Tele2 will continue license, certain programs for its digital TV services. Rights with respect to a significant amount of premium and/or high definition (“HD”) content are sometimes already held by competing distributors and, to the extent such competitors stop wholesaling such content or wholesale such content to distributors other than Enlarged Tele2, its ability to obtain any highly rated content could be limited. Further, as Enlarged Tele2 continually will develop its digital TV& play services, which includes e.g. traditional television content, VoD libraries, OTT content and applications, its ability to source content for the TV service will be increasingly important and will depend on its ability to maintain relationships and cooperation with content providers and broadcasters for both standard and HD content. As Enlarged Tele2 continues to develop its digital TV& play services, it may incur additional licensing and/or other fees for content distributed over those platforms. In addition, content providers may elect to distribute their content exclusively through distribution platforms other than Com Hem’s digital TV network, including satellite or internet-based platforms, or through other distributors.

Enlarged Tele2 may be unable to obtain or retain attractive content in the future on favorable terms, or at all. Enlarged Tele2’s inability to obtain or retain attractively priced competitive programs on its networks could reduce demand for its existing and future television services, thereby limiting its ability to maintain or increase revenue from these services. The inability to obtain or retain programs could have an adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

The Boxer business is dependent on a single DTT distribution agreement

Com Hem has entered into a service provider agreement with Teracom Group AB (“Teracom”) in respect of the distribution of the television services provided by the Boxer TV-Access AB (“Boxer”) operating segment using the DTT network. The subscriber base for DTT throughout Sweden has generally been declining. In consequence, Com Hem, and Enlarged Tele2, risk losing customers of its pay-TV services and there is a risk that the structural DTT decline will accelerate and increase further than expected, which could have an adverse effect on its business, financial condition and results of operations. Pursuant to the service provider agreement, Com Hem pays, and Enlarged Tele2 will pay, Teracom fees for the distribution of its services in the DTT network. Any disruption or termination of the service provider agreement could have an adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Enlarged Tele2’s conditional access systems will be dependent on licensed technology and subject to illegal piracy risks

Com Hem operates, and Enlarged Tele2 will operate, conditional access systems to distribute encrypted digital programs, including its digital television packages. Com Hem has third-party suppliers who install its conditional access systems for its distribution, including hardware equipment, grants licenses for the respective intellectual property rights for the conditional access system and provides maintenance, support and security services. Billing and revenue generation for Com Hem’s services rely on the proper functioning of Com Hem’s conditional access systems.

The security of Com Hem’s, and in the future, Enlarged Tele2’s, conditional access systems may be compromised by illegal piracy. Further, other means and authentication methods such as smart cards and common face modules have been and may continue to be illegally duplicated, providing unlawful access to its broadcasted television signals. There is a risk that Enlarged Tele2 will not be able to successfully eliminate the piracy that it may face in the future. In addition, there can be no assurances that any new conditional access system security that Enlarged Tele2 may put in place will not be circumvented. Encryption failures could result in lower revenue, higher costs and increased television customer churn or otherwise have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Our success is dependent on our ability to recruit and retain skilled personnel

To remain competitive and implement its strategy, and to adapt to changing technologies, Enlarged Tele2 will need to recruit, retain and, where necessary, retrain highly skilled employees with the relevant expertise. In particular, competition is intense for qualified personnel within telecommunications.

The loss of key individuals or other employees who have specific knowledge of, or relationships with, customers in the markets in which Enlarged Tele2 will operate could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations. Enlarged Tele2’s success also depends, to a great extent, on its ability to attract, retain and motivate qualified employees throughout the organization. If Enlarged Tele2 is unable to attract, retain and motivate qualified employees at all levels, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Some of our employees are unionized or employed under collective bargaining agreements

Enlarged Tele2 will also be subject to the risk of labor disputes, strikes, adverse employee relations and other industrial actions in accordance with applicable regulations under national laws, which Enlarged Tele2 will be subject to, that could disrupt its business operations. In countries where Enlarged Tele2’s employees are represented by labor unions and if they have signed collective bargaining agreements with Enlarged Tele2, there is a risk that the collective bargaining agreements will not prevent strikes or work stoppages at any of Enlarged Tele2’s facilities, or that such agreements will not be renewed on substantially similar terms and conditions in the future.

For example, the collective bargaining agreements entered into by Com Hem provide for annual salary increases and include general terms and conditions on, among other things, vacation entitlements, notice periods, working hours and insurance benefits. Enlarged Tele2 may in the future experience lengthy consultations with trade unions, strikes, work stoppages or other industrial actions called by the trade unions in accordance with applicable law, which could result in delays in its ability to serve customers in a timely manner and have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

We are dependent on intellectual property rights and we must successfully protect and defend these rights

Enlarged Tele2 will market and sell its products under different trademarks, for example Tele2, Com Hem, Comviq and Boxer in Sweden. Enlarged Tele2 is dependent on these trademarks. Failure to protect these trademarks and other intellectual property or prevent their unauthorized use by third parties could have a material adverse effect on Enlarged Tele2’s business. Further, there is a risk that governmental authorities may not approve trademark applications filed by Enlarged Tele2 and if the applications are approved, third parties may seek to oppose or challenge these registrations. A failure to obtain trademark registrations could limit Enlarged Tele2’s ability to use Enlarged Tele2’s trademarks and impede its marketing efforts. There is a risk that Enlarged Tele2’s efforts to protect Enlarged Tele2’s intellectual property may not be sufficient to prevent attempts from unauthorized parties to copy or obtain and use Enlarged Tele2’s trademarks. Also, there is a risk that Enlarged Tele2’s measures for protecting its trade secrets and confidential information are insufficient to prevent others from obtaining such information. If any of these risks were to materialize, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

We are exposed to currency exchange risks

Currency risk refers to the risk of exchange rate fluctuations having an adverse effect on the consolidated income statement, balance sheet or cash flow. Enlarged Tele2 will report in SEK, and SEK will be Enlarged Tele2’s principal presentation currency. Foreign exchange exposure occurs in conjunction with products and services being bought or sold in currencies other than the respective subsidiary’s local currency (transaction exposure) and during conversion of the balance sheets and income statements of non-Swedish subsidiaries into SEK (translation exposure). Enlarged Tele2’s global operations give rise to cash flows in currencies other than SEK. Enlarged Tele2 is principally exposed to changes in EUR, KZT and HRK in relation to SEK. Accordingly, exchange rate fluctuations could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

We face a number of risks related to involvement in certain legal proceedings

Tele2 and Com Hem are involved, and Enlarged Tele2 will continue to be involved, in a number of litigation and arbitration proceedings under industry-specific and general laws and regulations, including with customers, competitors and regulatory authorities.

Actual decisions of courts and arbitration tribunals may not match Enlarged Tele2’s expectations and could result in large damages awards and/or other remedies against Enlarged Tele2 that affect Enlarged Tele2’s interests. Any future governmental, legal or other similar proceedings can be costly, divert management attention and may result in reputational damage for Enlarged Tele2. Any unsuccessful litigation or arbitration proceedings (whether based on a judgment or a settlement agreement) or adverse publicity may have a material adverse effect on Enlarged Tele2’s business, reputation, financial condition and results of operations.

Enlarged Tele2’s past or current tax positions may be challenged or changed

Tele2 operates, and Enlarged Tele2 will operate, through a number of subsidiaries in several countries. Enlarged Tele2’s tax position will rest on its interpretations of the current tax laws, treaties and regulations in the countries where Enlarged Tele2 operates and the requirements of the relevant tax authorities. Furthermore, Tele2 regularly obtains advice regarding these requirements from independent tax professionals. Tele2 and its subsidiaries are, and Enlarged Tele2 will probably be, from time to time subject to tax reviews. There is a risk that tax audits or reviews may result in reduction of tax losses carry forwards or imposition of additional tax, in particular due to Enlarged Tele2’s acquisitions and sales of shares, financing, intra-group reorganizations, application of transfer pricing and the structure of Enlarged Tele2. In 2017, the Administrative Court in Stockholm rejected Tele2 Sweden’s claims for a deduction of interest expenses on intra-group loans related to the years 2013 and 2014 according to interest limitation rules introduced in 2013. Tele2 has appealed the Administrative Court’s rulings. The Swedish Tax Agency has also challenged deduction for interest expenses for 2015. The decision has been appealed to the Administrative Court in Stockholm. December 31, 2017, Tele2 had furthermore a provision in relation to Russian tax disputes. Total provisions in relation to the tax disputes as of December 31, 2017 amounted to SEK 441 million.

In the event that Enlarged Tele2’s interpretation of tax laws, treaties and regulations or their applicability is incorrect, if one or more governmental authorities successfully make negative tax adjustments with regard to an entity of Enlarged Tele2, Enlarged Tele2’s past or current tax positions may be challenged. In the event tax authorities were to succeed with such claims, this could result in an increased tax cost, including tax surcharges and interest which could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Enlarged Tele2’s deferred tax assets may be reduced

As per December 31, 2017, Tele2 had recorded a deferred tax asset in the amount of SEK 1,911 million and Com Hem had as per the same date recorded a deferred tax asset in the amount of SEK 132 million. If tax rates are reduced or the taxable income in Enlarged Tele2 is lower than the projected income on which Tele2 and Com Hem have based the valuation of its deferred tax asset, the deferred tax asset may be reduced and this could have a material adverse effect on Enlarged Tele2’s financial condition and results of operations.

The Swedish Parliament has recently passed a bill according to which the corporate income tax rate will be lowered from 22 percent to 21.4 percent as of January 1, 2019 and from 21.4 percent to 20.6 percent as of January 1, 2021. The reduced tax rate is not expected to have any significant impact on Tele2’s recorded deferred tax asset due to the fact that only a minor portion of Tele2’s recorded deferred tax asset is attributable to companies resident in Sweden.

Changes in tax regimes that are expected and may increase Enlarged Tele2’s tax burden

 Laws, tax treaties and other regulations on taxation and other fiscal charges are subject to frequent changes. Any such changes could have a significant impact on Enlarged Tele2’s tax burden, possibly with a retroactive effect, as well as a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

The Swedish Parliament has recently passed a bill regarding new interest deduction limitation rules. The legislation introduces new interest deduction limitations for a taxpayer’s net financial costs based on a fiscal EBITDA basis (as determined in the legislation). The current interest deduction limitations are kept, in addition to the new rules, with a slightly limited scope. The interest expenses in Enlarged Tele2 are significant and depending on the Court’s interpretation of the new rules going forward, Enlarged Tele2’s tax burden could increase and this could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations. The new rules will enter into force January 1, 2019 and will be applied for the first time on financial years starting after December 31, 2018.

Differing opinions regarding the legal interpretation of tax laws often exist both among and within governmental ministries and organizations, including tax administrations, creating uncertainties and areas of conflict for taxpayers and investors. While Tele2 believes that it is currently in compliance with the tax laws affecting its operations, it is possible that relevant authorities may take differing positions with regard to tax law interpretation, which may result in a material adverse effect on Tele2’s operations, financial condition and value of investments.

Enlarged Tele2’s insurance coverage may be inadequate

Operating telecommunications assets involves many risks and hazards including breakdown, failure or substandard performance of network and other equipment, improper installation or operation of network equipment, labor disturbances, environmental hazards, organized crime, industrial accidents and terrorist activities. Tele2 believes that it maintains, and that Enlarged Tele2 will maintain, the types and amounts of insurance customary in the industry and countries in which Tele2 operates, and Enlarged Tele2 will operate. However, Enlarged Tele2’s insurance may not provide adequate coverage in certain circumstances and is subject to certain deductibles, exclusions, local insurance lack of capacity, no or inadequate local insurance-related estimated maximum loss reporting and limits on coverage. The occurrence of an accident that causes losses in excess of limits specified under the relevant policy or is subject to material deductibles, or losses arising from events not covered by insurance policies, could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Enlarged Tele2 will have a limited number of suppliers

Enlarged Tele2 will be reliant upon a limited number of suppliers to manufacture and supply equipment and services, such as handsets and other hardware, software and related services and products necessary to operate Enlarged Tele2 and to offer its services on a commercial basis. In certain cases, Tele2 and Com Hem have made substantial investments in the equipment or software of a particular supplier, making it difficult for Enlarged Tele2 to quickly change supply and maintenance relationships in the event that its initial supplier refuses to offer it favorable prices, is unable to satisfy its requirements or ceases to produce equipment or provide the support that it requires.

Enlarged Tele2 may be forced to purchase products and services from other suppliers for various reasons, including if a supply contract is not extended, if a supplier is not able to meet its delivery obligations (including due to export, import or other restrictions for certain purchases) or if a supplier faces financial or operational difficulties or disruptions. The limited number of suppliers of these services, and the terms of Enlarged Tele2’s arrangements with current and future suppliers, could create technical problems, damage Enlarged Tele2’s reputation and adversely affect Enlarged Tele2’s business, including by restricting its operational flexibility.

Telecommunications services may have actual or perceived health risks

Allegations of health risks related to the use of mobile telecommunication devices and base stations could harm Enlarged Tele2’s business. Enlarged Tele2 will be subject to health and safety laws and regulations in each of the markets in which it operates and these laws and regulations impose increasingly stringent health and safety protection standards. There have been allegations that the use of certain mobile telecommunication devices and equipment may cause serious health risks. The actual or perceived health risks of mobile handsets or base stations and related publicity or litigation could reduce the growth rate, customer base or average usage per customer of Enlarged Tele2’s mobile communications services, which may result in significant restrictions on the location and operation of base stations and/or could subject Enlarged Tele2 for claims for damages, any of which could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Enlarged Tele2 is exposed to interest rate risks. Shifts in such rates may adversely affect its debt service obligations

Enlarged Tele2 will be exposed to the risk of fluctuations in interest rates under certain of our existing debt instruments. Although it will manage its exposure to movements in interest rates in line with the terms of its financing arrangements, there can be no assurances that it will be able to fully manage its exposure or to continue to do so at a reasonable cost. As a result, an increase in market interest rates could increase its interest expense and its risks related to debt service obligations, which would exacerbate the risks associated with its capital structure and would have an adverse effect on its business, financial condition and results of operations.

Tele2 and Com Hem separately identified material weaknesses in their respective internal control over financial reporting, and each may identify additional material weaknesses in the future that may cause it or Enlarged Tele2 to fail to meet its reporting obligations or result in material misstatements of its or Enlarged Tele2’s financial statements. If Tele2, Com Hem or Enlarged Tele2 fail to remediate any material weaknesses or if they otherwise fail to establish and maintain effective control over financial reporting, their ability to accurately and timely report their financial results could be adversely affected

In connection with the audit of Tele2’s consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, Tele2 identified material weaknesses in its internal control over financial reporting. Under the PCAOB standards, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Tele2’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses Tele2 identified relate to (i) the lack of review and supporting documentation of manual journal entries and (ii) accounting for significant and complex transactions and judgements, particular in the areas of deferred tax, leases, business combinations and hedge accounting.

Tele2 is working to remediate the material weaknesses described as quickly and efficiently as possible. The remediation measures that Tele2 has taken and is taking are to implement a formalized process to review and approve journal entries at an appropriate level of authorization.

Furthermore, Tele2 will implement an appropriate process around identifying, documenting and reviewing complex transactions and whether or not the level of complexity of the issue should require involvement of external experts in order to conclude on the accounting treatment and to support the judgements made.

Whilst the Board of Directors of Tele2 are satisfied that the Tele2 group has been, and will continue to be, in compliance with the internal control and related financial reporting requirements under the Swedish Corporate Governance Code and the Listing Rules of NASDAQ Stockholm, the PCAOB requirements are more detailed and evidence based than those requirements and Tele2 cannot assure you that the measures that it has taken to remediate, and that will be taken to remediate, these material weaknesses will be sufficient to prevent future material weaknesses from occurring.

In connection with the preparation of Com Hem’s consolidated financial statements as of and for the periods ended March 31, 2018 and December 31, 2017, Com Hem identified a material weakness in internal controls over its financial reporting. The material weakness Com Hem identified relates to a significant and unusual transaction that involved substantial judgements in connection with modifications relating to its share based incentive plans. Com Hem is working to remediate the material weakness as quickly and efficiently as possible by implementing an appropriate process to identify, document and review complex transactions.

Neither Tele2 nor Com Hem are or were required to perform an evaluation of internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act of 2002 applicable in the United States or any similar law applicable in other jurisdictions. Had such an evaluation been performed, additional control deficiencies may have been identified, and those control deficiencies could have also represented one or more material weaknesses. As such, neither Tele2 nor Com Hem can assure you that they have identified all of their existing material weaknesses.

If either Tele2 or Com Hem is unable to successfully remediate material weaknesses or if they identify additional material weaknesses, and if Tele2 or Enlarged Tele2 are unable to produce accurate and timely financial statements, their financial statements could contain material misstatements that, when discovered in the future, could cause them to fail to meet their future reporting obligations.

Differences in currency exchange rates may negatively affect the value of shareholdings or dividends paid

Any future dividends will be paid in SEK. As a result shareholders outside Sweden may experience adverse effects on the value of their shareholdings and their dividend when converted into their local currencies if the SEK depreciates against the relevant currencies.

It may be difficult to effect service of process or enforce judgments against Tele2 or Enlarged Tele2 or its officers and directors

Tele2 is, and Enlarged Tele2 will be, a public limited liability company formed under the laws of the Kingdom of Sweden. In addition, certain of its directors and officers reside outside the United States, and all or a substantial portion of Tele2’s assets and the assets of its directors and officers are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon Tele2, Enlarged Tele2 or those persons, or to recover against Tele2, Enlarged Tele2 or those persons on the judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws.

Tele2 has been advised by Swedish counsel that under Swedish law, support in law is required for Swedish courts to enforce judgments of U.S. courts. Tele2 has been advised by Swedish counsel that there is no treaty in effect between the U.S. and Sweden providing for the enforcement of judgments of U.S. courts and that there therefore is doubt as to whether Swedish courts would enforce judgments of U.S. courts obtained in actions against Tele2, Com Hem or their respective directors and officers predicated upon the civil liability provisions of the U.S. federal securities laws. Furthermore there is doubt as to whether Swedish courts would judge in cases concerning actions against Tele2, Com Hem or their respective directors and officers predicated solely upon U.S. federal securities laws.

Enlarged Tele2 intends to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act and cease to be an SEC reporting company when it is able to do so under applicable regulations

Following the Merger, Enlarged Tele2 intends to terminate the obligation to file or furnish reports with respect to the Tele2 B shares under the Exchange Act if it is able to do so in accordance with the rules that permit the deregistration of eligible foreign private issuers with relatively low average daily trading volumes in the United States or relatively few United States resident shareholders. If Enlarged Tele2 is able to terminate such registration, it will no longer be subject to the reporting provisions of the Exchange Act and it will cease, among other things, to be subject to certain liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002 relating to internal controls on financial reporting. If Enlarged Tele2 terminates the registration of the Tele2 B shares under the Exchange Act, it will no longer be subject to certain of the rules and regulations thereunder, including periodic filing requirements.

THE TELE2 EXTRAORDINARY GENERAL MEETING

Date, Time and Place

The extraordinary general meeting of Tele2 will be held at [        ] on [        ], 2018, at [        ] [a][p].m. Central European Time ([        ][a][p].m. Eastern [Standard] [Daylight] Time).

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, Tele2 shareholders will be asked to consider and vote on the following resolutions in connection with the merger of Com Hem with and into Tele2:

•	approval of the Merger Plan between Tele2 and Com Hem, attached to this prospectus as Annex A; and

•	approval of the issuance of the Non-Cash Consideration in the Merger.

For details regarding the Merger Plan and the associated issuance of the Non-Cash Consideration to Com Hem’s shareholders, see “The Merger Plan.”

Approval and Recommendation of the Tele2 Board of Directors

The Tele2 Board of Directors has determined that the Merger Plan and the transactions contemplated thereby are fair to and in the best interests of Tele2 and its shareholders. Accordingly, the Tele2 Board of Directors has recommended the approval of the Merger Plan and the issuance of the Non-Cash Consideration in the Merger by Tele2’s shareholders.

Record Date—Outstanding Shares—Shares Entitled to Vote

Only holders of record of Tele2 ordinary shares at the close of business on the record date, [       ], are entitled to notice of and to vote at the Tele2 extraordinary general meeting.

Tele2 has three classes of ordinary shares, Class A, Class B and Class C. As of the close of business on the record date, there were 22,793,523 Class A shares, 482,207,489 Class B shares and 1,899,000 Class C shares issued of which 22,793,523 Class A shares and 480,411,069 Class B shares were outstanding and entitled to vote at the Tele2 extraordinary general meeting and the remaining 3,695,420 shares consist of shares in Treasury. Each Class A share carries ten (10) votes, each Class B share carries one (1) vote and each Class C share carries one (1) vote at general meetings of shareholders.

Tele2’s largest shareholder, Kinnevik, which holds 30.3 percent of the Tele2 shares (excluding treasury shares), representing 47.9 percent of the voting rights in Tele2, has undertaken to vote in favor of the Merger at the Tele2 extraordinary general meeting.

Quorum

Under Swedish law, there are no quorum requirements applicable to this extraordinary general meeting.

Votes Required

The resolution relating to the approval of the Merger Plan and the resolution relating to the issuance of the Non-Cash Consideration each require the affirmative vote of a two-thirds majority (of votes cast as well as shares represented, within each class of shares).

Voting by Tele2 Directors and Senior Executives

As of the date of this prospectus, directors and senior executives of Tele2 personally owned (directly or indirectly) and had the right to vote approximately [    ] percent of the issued and outstanding Tele2 ordinary shares entitled to be voted at the Tele2 extraordinary general meeting.

Voting; Proxies

Shareholders who wish to attend the extraordinary general meeting of shareholders shall be entered in the share register maintained by Euroclear Sweden on [       ], 2018, and give notice of their attendance no later than [       ], 2018. Notice to attend is to be made on Tele2’s website at www.tele2.com, by telephone to +46 (0) 771 246 400 or by mail to Computershare AB “EGM Tele2”, P.O. Box 610, SE–182 16 Danderyd, Sweden. Shareholders shall include in their notice to attend their name, personal identification number or company registration number, address, phone number and advisors, if applicable. Shareholders whose shares are registered in the names of nominees must temporarily re-register such shares in their own name in order to be entitled to attend the extraordinary general meeting of shareholders. In order for such re-registration to be completed on [       ], 2018 the shareholder must inform their nominees well before that day. Shareholders attending by a proxy or a representative should send documents of authorization to the mailing address above well before the extraordinary general meeting of shareholders. A template proxy form is available on Tele2’s website at www.tele2.com.  Shareholders cannot vote or, in other way, attend the extraordinary general meeting of shareholders by remote access.

Tele2 is not asking any shareholder for a proxy and Tele2 shareholders are requested not to send one.

Under Swedish law, shareholders are entitled to attend and vote at Tele2’s extraordinary general meeting, either in person or by exercising their rights at the meeting through a present proxy holder in possession of a written proxy form signed and dated by the shareholder. Under Swedish law, such proxy holder must be a third party; thus, Tele2 will not collect proxies and Tele2 shareholders wishing to vote via proxy should inform themselves with respect to alternative arrangements.

Appraisal Rights

Under Swedish law, the shareholders of Tele2 are not entitled to exercise dissenters’ rights or appraisal rights should the Merger Plan be approved, except for the general right to contest any decision taken at the extraordinary general meeting for being in contravention of the company’s articles of association or the Swedish Companies Act.

Adjournment

The shareholders of Tele2 can resolve to have the extraordinary general meeting continued to a later date. The resolution must be adopted by the extraordinary general meeting by a simple majority of the votes cast. If the continued extraordinary general meeting is to be held four weeks or later calculated from the first day after the extraordinary general meeting resolving on the adjournment, a separate notice to attend the continued extraordinary general meeting must be issued. The shareholders’ resolution to continue the extraordinary general meeting is not connected to any quorum requirements; it is solely an opportunity for the shareholders to decide to continue the extraordinary general meeting at a later date.

Additional Information

If you have any questions, you should contact Tele2 AB (publ), Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden, Attention: Investor Relations. In addition, if you have questions about the Merger, the Tele2 extraordinary general meeting or need additional copies of this prospectus or other documents, you may contact MacKenzie Partners, Inc., Tele2’s US information agent, by e-mail at proxy@mackenziepartners.com or by telephone at 1-888-410-7850 (toll-free) Monday-Friday, 9am ET to 9pm ET and Saturday 10am ET to 4pm ET (holiday hours may apply).

THE COM HEM EXTRAORDINARY GENERAL MEETING

Date, Time and Place

The extraordinary general meeting of Com Hem will be held at [        ] on [        ], 2018, at [         ] [a][p].m. Central European Time ([        ][a][p].m. Eastern [Standard] [Daylight] Time).

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, Com Hem shareholders will be asked to consider and vote on the approval of the Merger Plan between Tele2 and Com Hem, attached to this prospectus as Annex A.

For details regarding the Merger Plan, see “The Merger Plan.”

Approval and Recommendation of the Com Hem Board of Directors

The Board of Directors of Com Hem’s opinion of the Merger is based on an assessment of a number of factors that the Board of Directors of Com Hem has considered relevant in relation to the evaluation of the Merger. These factors include, but are not limited to, the strategic benefits of the Merger, the share premium for Com Hem’s shareholders and the voting commitment and regulatory undertaking of Kinnevik, as Tele2’s and Com Hem’s largest shareholder.

The Board of Directors of Com Hem believes that there are a number of strategic benefits to Com Hem from combining its operations with Tele2, including:

•	creating a leading integrated connectivity provider in the Swedish telecommunications market;
•	potential to unlock meaningful long-term value through synergies; and
•	building strength by creating Enlarged Tele2 with increased scale and product diversification.
The Board of Directors of Com Hem is of the opinion that the Merger Plan is beneficial to Com Hem and its shareholders. The Board of Directors of Com Hem also considers the Merger Consideration to be fair, from a financial point of view to the holders of Com Hem shares (other than Tele2 and its affiliates) and this view is supported by a fairness opinion from BofA Merrill Lynch, acting as financial advisor to the Board of Directors of Com Hem, dated as of January 9, 2018, to the effect that, as of such date and based upon and subject to the assumptions and limitations set forth therein, the Merger Consideration to be received in the Merger by holders of Com Hem shares (other than Tele2 and its affiliates) is fair, from a financial point of view, to such holders. Based on the above, the Board of Directors of Com Hem unanimously recommends the Com Hem shareholders to vote in favor of the Merger.

Record Date—Outstanding Shares—Shares Entitled to Vote

Only holders of record of Com Hem shares at the close of business on the record date, [       ], are entitled to notice of and to vote at the Com Hem extraordinary general meeting.

As of the close of business on the record date, there were [         ] Com Hem shares issued and outstanding and entitled to vote at the Com Hem extraordinary general meeting.

Com Hem’s largest shareholder, Kinnevik, which holds 19.2 percent of the Com Hem shares (excluding treasury shares), has undertaken to vote in favor of the Merger at the Com Hem extraordinary general meeting.

Quorum

Under Swedish law, there are no quorum requirements applicable to this extraordinary general meeting.

Votes Required

The resolution relating to the approval of the Merger Plan requires the affirmative vote of a two-thirds majority (of votes cast as well as shares represented).

Voting by Com Hem Directors and Senior Executives

As of the date of this prospectus, directors and senior executives of Com Hem personally owned (directly or indirectly) and had the right to vote approximately [      ] percent of the issued and outstanding Com Hem shares entitled to be voted at the Com Hem extraordinary general meeting.

Voting; Proxies

Notice of attendance can be made at www.comhemgroup.com/egm2018, or by telephone to +46 (0) 8 402 92 48 (weekdays 9.00 - 16.00 (CEST)), or by mail to the following address: Com Hem Holding AB (publ), c/o Euroclear Sweden AB, Box 191, SE-101 23, Stockholm, Sweden. Shareholders shall include in their notice to attend their name, address, telephone number, personal identification number or company registration number and shareholding and, if applicable, representation by proxy and the number of any assistants (no more than two). Shareholders with nominee registered shares must, in order to be entitled to participate in the extraordinary general meeting of shareholders temporarily have their shares registered in their own name with Euroclear Sweden. Such registration must be effective no later than as of [       ], 2018. This means that shareholders, in due time before that day, should notify their bank or broker. Shareholders represented by proxy must issue a power of attorney for their representative, such power of attorney (in original) should in due time prior to the extra general meeting of shareholders be submitted to the address set out above. If the power of attorney is issued by a legal entity, a certified copy of the legal entity’s certificate of registration must be enclosed, or if such document does not exist, a corresponding document of authority. A template power of attorney in Swedish is available at www.comhemgroup.com/egm2018 and will also be sent to shareholders upon request.

Com Hem is not asking any shareholder for a proxy and Com Hem shareholders are requested not to send one.

Under Swedish law, shareholders are entitled to attend and vote at Com Hem’s extraordinary general meeting, either in person or by exercising their rights at the meeting through a present proxy holder in possession of a written proxy form signed and dated by the shareholder. Under Swedish law, such proxy holder must be a third party; thus Com Hem will not collect proxies and Com Hem shareholders wishing to vote via proxy should inform themselves with respect to alternative arrangements.

Appraisal Rights

Under Swedish law, the shareholders of Com Hem are not entitled to exercise dissenters’ rights or appraisal rights should the Merger Plan be approved, except for the general right to contest any decision taken at the extraordinary general meeting for being in contravention of the company’s articles of association or the Swedish Companies Act.

Adjournment

The shareholders of Com Hem can resolve to have the extraordinary general meeting continued to a later date. The resolution must be adopted by the extraordinary general meeting by a simple majority of the votes cast. If the continued extraordinary general meeting is to be held four weeks or later calculated from the first day after the extraordinary general meeting resolving on the adjournment, a separate notice to attend the continued extraordinary general meeting must be issued. The shareholders’ resolution to continue the extraordinary general meeting is not connected to any quorum requirements; it is solely an opportunity for the shareholders to decide to continue the extraordinary general meeting at a later date.

Additional Information

If you have any questions, you should contact Com Hem Holding AB (publ), Fleminggatan 18, P.O. Box 8093, SE-104 20 Stockholm, Sweden, Attention: Investor Relations. In addition, if you have questions about the Merger, the Com Hem extraordinary general meeting or need additional copies of this prospectus or other documents, you may contact MacKenzie Partners, Inc., Com Hem’s US information agent, by e-mail at proxy@mackenziepartners.com or by telephone at 1-888-410-7850 (toll-free) Monday-Friday, 9am ET to 9pm ET and Saturday 10am ET to 4pm ET (holiday hours may apply).

THE MERGER

The following is a description of the material aspects of the Merger. We encourage you to carefully read this entire prospectus, including the Merger Plan and the Merger Agreement attached to this prospectus as Annex A and Annex B, respectively, for a more complete description of the Merger.

Terms of the Merger

On January 9, 2018, the Board of Directors of Tele2 and the Board of Directors of Com Hem have, at the same time as they agreed on a Merger Plan, entered into a Merger Agreement, pursuant to which Tele2 and Com Hem agreed to combine their business operations through the Merger. The Merger Plan sets out the terms and conditions for implementation of the Merger.

The Merger will be implemented as a statutory merger under the Swedish Companies Act with Tele2 as the absorbing company and Com Hem as the transferring company in accordance with Swedish law, whereby the assets and liabilities, rights and obligations relating to Com Hem will be transferred to Tele2 for consideration in the form of Cash Consideration and Non-Cash Consideration to be issued to the shareholders of Com Hem. Tele2 shareholders will not receive any new shares in the Merger. Upon Completion of the Merger, Tele2’s current shareholders will own 73.3 percent of the shares (representing 79.4 percent of the voting rights) of Enlarged Tele2 and Com Hem’s current shareholders will own 26.7 percent of the shares (representing 20.6 percent of the voting rights) of Enlarged Tele2. Following Completion of the Merger, the Non-Cash Consideration will be listed, and Enlarged Tele2 will continue to be listed on Nasdaq Stockholm.

Tele2’s and Com Hem’s largest shareholder, Kinnevik, has undertaken to vote in favor of the Merger at the respective extraordinary general meetings that will resolve on the Merger and not to sell any shares in Tele2 or Com Hem (or in Enlarged Tele2) up until six months after Completion of the Merger, subject to customary conditions. In connection with the Merger, Kinnevik has committed to Tele2 and Com Hem to participate in the EC merger control procedure and is prepared to effect pro-competitive measures if required to complete the transaction.

At Completion of the Merger, Anders Nilsson, the current Chief Executive Officer of Com Hem, will become the Chief Executive Officer of Enlarged Tele2 and will assume leadership of Enlarged Tele2 management team in order to deliver on integrating the two companies and to deliver on the strategic objectives.

Tele2’s and Com Hem’s extraordinary general meetings will be held on the date specified in the notices to shareholders to vote on the approval of the Merger. The Merger Plan provides that Completion of the Merger will take place on the date when the SCRO registers the Merger. The date for such registration is expected to occur during the second half of 2018 and is subject to fulfilment of the conditions for the Merger as set out in the Merger Plan.

Background of the Merger; Past Material Contacts Between Tele2 and Com Hem

Following a number of strategic transactions, including in Kazakhstan, Austria and the announced transaction in the Netherlands, Tele2 has become a clear leader and customer champion in the telecommunications market in the Baltic Sea region. To further its strategic efforts, Tele2 has begun to look to Sweden, an increasingly important market, with its position as a true Swedish customer champion in both the B2C and B2B segment. Com Hem has significantly strengthened its position in the Swedish market through improving customer satisfaction, making substantial investments in infrastructure, and its acquisition of Boxer in September 2016 cemented Com Hem’s role as a true Swedish national operator.

The respective leadership teams and Boards of Directors of each of Tele2 and Com Hem have regularly reviewed their strategic directions, in order to maintain their leading positions in the telecommunications market. In connection with these reviews, each of Tele2 and Com Hem has from time to time evaluated potential transactions that would further strengthen their respective strategic objectives.

From the beginning of 2017, Tele2 held preliminary discussions with its financial and legal advisors regarding possible strategic alternatives with a number of companies in the telecommunications industry, including the possibility of a combination with Com Hem. In connection with this strategic review, the leadership team and the Board of Directors of Tele2 interacted with its major shareholder, Kinnevik, to discuss the available strategic alternatives and consequences.

On June 22, 2017, the Board of Directors of Tele2 decided to further explore a possible business combination with Com Hem and thereafter contacted representatives from Kinnevik to discuss the potential transaction and Kinnevik’s potential interest in supporting such a combination.

On June 24, 2017, several representatives of Kinnevik confirmed by e-mail Kinnevik’s general support for a possible business combination of Tele2 and Com Hem to representatives of Tele2. The parties exchanged a questionnaire to function as a basis for further, more detailed discussions between Tele2 and Kinnevik.

On July 3, 2017, Tele2 scheduled a kick-off call with representatives from Tele2, its financial advisors, Citigroup Global Markets Limited (“Citi”) and Nordea, as well as its legal advisor, Advokatfirman Vinge KB (“Vinge”). After the discussions, the parties decided to initiate an analysis regarding the possible transaction, which would focus on, among other things, the value of Tele2 and Com Hem, timing of the transaction and possible deal structures.

On July 5, 2017, the Board of Directors of Tele2 held a meeting by teleconference to discuss the possible transaction. Ms. Cynthia Gordon and Mr. Georgi Ganev, two members of the Board of Directors of Tele2, were considered conflicted as a result of Ms. Gordon being a member of the Board of Directors and Mr. Ganev being appointed CEO of Kinnevik, and the fact that Kinnevik is the largest shareholder in both Tele2 and Com Hem. The Board of Directors therefore concluded that Ms. Gordon and Mr. Ganev would not participate in the Board of Directors’ future consideration of the possible transaction with Com Hem.

On July 6, 2017, representatives of Kinnevik and Tele2 exchanged e-mails in order to negotiate and sign a non-disclosure agreement (an “NDA”) in relation to the possible transaction. Kinnevik and Tele2 then signed the NDA and continued the discussions regarding the possible transaction between Tele2 and Com Hem.

On July 17, 2017, representatives from Tele2 and Kinnevik met in person in Stockholm and held conference calls to initiate a discussion about the questionnaire and it was agreed that Kinnevik’s support was a prerequisite for any transaction between Tele2 and Com Hem. In addition to representatives of Kinnevik and Tele2, a representative from LionTree Advisors, LLC, financial advisor to Kinnevik (“LionTree”) also participated in these meetings. The Board of Directors of Tele2 was debriefed of the discussions the day after the meeting with Kinnevik, July 18, 2017.

In an e-mail on July 20, 2017, a representative of Kinnevik confirmed Kinnevik’s support for a potential business combination of Tele2 and Com Hem, and highlighted certain key considerations regarding any possible transaction. On the same day, after several phone calls and e-mail communications, representatives from Kinnevik and Tele2 also agreed on rules of engagement to ensure proper regulatory compliance during the negotiations of any transaction.

In two telephone calls on August 4, 2017 and August 9, 2017, the Board of Directors of Tele2 discussed possible next steps regarding the approach to Com Hem.

On August 14, 2017, representatives of Tele2 met with representatives of Kinnevik to discuss key considerations relating to potential synergies, commercial aspects of the transaction and possible transaction structures.

On September 4, 2017, representatives from Tele2 met with representatives from Kinnevik to seek Kinnevik’s support regarding key considerations relating to possible synergies and the commercial aspects of the potential transaction. Representatives from the parties’ respective financial advisors (Citi and Nordea for Tele2 and LionTree for Kinnevik) participated in these discussions.

On September 5, 2017, the Board of Directors of Tele2 met to prepare for the chairman to chairman dialogue (meaning outreach from Mr. Mike Parton, chairman of the Board of Directors of Tele2 at the time, to Mr. Andrew Barron, chairman of the Board of Directors of Com Hem). At the meeting, the Board of Directors discussed, among other topics, the transaction rationale, possible transaction structures and alternatives and key metrics. About a week later, on September 12, 2017, Mr. Parton and Mr. Barron held an initial dialogue about a possible transaction by phone. Mr. Parton expressed interest in a possible combination by statutory merger and described the strategic rationale for why he felt it made sense for a business combination to occur between the companies.

On September 15, 2017, representatives of Tele2 met with representatives of Kinnevik for a regulatory workshop to discuss what undertakings Kinnevik would be willing to offer in order to obtain regulatory clearance for the potential transaction. Representatives from Vinge and Hannes Snellman Attorneys Ltd (“Hannes Snellman”) participated as legal advisors to Tele2 and Kinnevik, respectively.

On September 21, 2017, as a result of the chairman to chairman dialogue between Mr. Parton and Mr. Barron, representatives from Citi and Goldman Sachs International (“Goldman Sachs”), acting as financial advisors to Tele2 and Com Hem, respectively, met to discuss synergies resulting from the possible transaction. The discussion was held at a high level, with the representatives discussing different potential transaction structures.

On October 4, 2017, the Board of Directors of Tele2 held a conference call to discuss and decide upon the terms of an indicative offer to be sent to the Board of Directors of Com Hem. At this meeting, the Board of Directors decided upon terms for the indicative offer.

On October 10, 2017, an indicative non-binding offer letter was sent by Mr. Parton and Ms. Allison Kirkby (Chief Executive Officer of Tele2), to the Board of Directors of Com Hem. The letter followed up on Mr. Parton’s expression of interest conveyed to Mr. Barron regarding a combination of Tele2 and Com Hem by way of statutory merger. The letter stated that the offer was supported by the Board of Directors of Tele2 and Kinnevik, had a clear and compelling transaction rationale and was expected to generate significant synergies. The letter also set out the belief that it would be attractive for shareholders of both Tele2 and Com Hem and that the growth of the combined company could be accelerated. It also set out the wish to engage with Com Hem’s management to further explore possible synergies.

On October 11, 2017, the Board of Directors of Com Hem held a board meeting and the day after, October 12, 2017, Mr. Barron and Mr. Anders Nilsson (Chief Executive Officer of Com Hem), on behalf of the Board of Directors of Com Hem, responded to the indicative non-binding offer letter with a letter to the Board of Directors of Tele2. In its response, Mr. Barron and Mr. Nilsson declined Tele2’s indicative non-binding offer on behalf of Com Hem.

On October 27, 2017, Mr. Parton and Ms. Kirkby of Tele2, along with representatives of Kinnevik and LionTree, participated in a telephone call discussing consequences of Com Hem rejecting Tele2’s offer, including a discussion of regulatory issues, potential synergies and the commercial aspects of the transaction.

On October 30, 2017, Mr. Parton and Ms. Kirkby on behalf of the Board of Directors of Tele2 sent a second indicative offer letter to the Board of Directors of Com Hem. The letter articulated the extent of Kinnevik’s commitment and their continued support for the proposed business combination.

On November 1, 2017, the Board of Directors of Com Hem held a board meeting and on the same date Mr. Barron and Mr. Nilsson, on behalf of the Board of Directors of Com Hem, sent a response where the Board of Directors of Com Hem, without accepting the indicative offer, agreed to the Board of Directors of Tele2’s request for a meeting to discuss synergies from a potential combination and the regulatory analysis.

On November 2, 2017, representatives from Goldman Sachs confirmed to Citi that Com Hem was prepared to engage on potential synergies and regulatory aspects in relation to a possible transaction with Tele2.

On November 6, 2017, Tele2 and Com Hem signed a non-disclosure agreement. On the same day, representatives of Tele2 and Com Hem met for a high level workshop on potential synergies and regulatory aspects of a potential transaction, which also included representatives from Vinge, legal advisor to Tele2, and Citi, financial advisor to Tele2. In addition, the workshop also included representatives from Bokwall Rislund Advokatbyrå (“Bokwall Rislund”) and Linklaters Advokatbyrå Aktiebolag (“Linklaters”), legal advisors to Com Hem, and representatives from Goldman Sachs, financial advisor to Com Hem. The parties discussed potential synergies and regulatory aspects relating to a possible transaction. Representatives from Kinnevik and Hannes Snellman, Kinnevik’s legal advisor, participated in the discussions for the regulatory aspect of the workshop only.

On November 8, 2017, Tele2 and Com Hem signed a standstill agreement. On the same day, representatives from Com Hem met with representatives from Tele2 to engage in a workshop, focusing on potential synergies in commercial areas. Another workshop took place the day after, on November 9, 2017, between representatives from Com Hem and representatives from Tele2, which focused on potential synergies related to the companies’ networks.

On November 10, 2017, Tele2 sent Kinnevik a document containing different pricing structures with information from precedent comparable transactions. On November 12, 2017, the Board of Directors of Tele2 held a teleconference call addressing considerations based on the potential synergies that had been discussed at the two previous workshops.

On November 15, 2017, the Board of Directors of Com Hem held a board meeting and on the day after, November 16, 2017, representatives from Goldman Sachs delivered to Tele2 via Citi guidance on key potential transaction terms on behalf of Com Hem responding to the second indicative non-binding offer letter and following the high level workshop on potential synergies and regulatory aspects of a potential transaction. The Board of Directors of Tele2 held a teleconference call on November 20, 2017 to discuss possible next steps on the basis of Com Hem’s counter offer.

On November 20, 2017, Com Hem and Kinnevik signed a non-disclosure and standstill agreement, which was preceded by negotiations between representatives from Com Hem and Kinnevik and their legal advisers from Linklaters and Advokatfirman Cederquist KB, respectively.

In a meeting on November 22, 2017, Mr. Parton and Ms. Kirkby from Tele2 and representatives from Kinnevik discussed different pricing structures and other similar matters. Four days later, the Board of Directors of Tele2 held a teleconference call and resolved to improve the indicative offer subject to an agreement from Kinnevik on certain outstanding issues. On that same day, Tele2 sent Kinnevik an e-mail describing Tele2’s views of the possible synergies resulting from a business combination of Tele2 and Com Hem. The e-mail also included an outline of the key features of the guidance which Tele2 received from Com Hem on November 16, 2017.

On November 28, 2017, Mr. Parton contacted a representative of Kinnevik seeking support on certain outstanding issues, including a possible regulatory commitment from Kinnevik and governance issues that could arise as a result of the combination.

On December 1, 2017, the Board of Directors of Tele2 met with representatives from its financial and legal advisors, including Citi, Nordea, Ondra LLP (“Ondra”) and Vinge to discuss governance issues following the dialogue with Kinnevik.

On December 7, 2017, Mr. Parton once again reached out to a representative of Kinnevik seeking support on a possible revised offer to Com Hem, including on the previously discussed governance matters. On December 8, 2017, Mr. Parton and Ms. Kirkby on behalf of Tele2 sent a formal revised indicative non-binding offer letter to the Board of Directors of Com Hem.

On December 11, 2017, the Board of Directors of Com Hem held a board meeting and on the day after, December 12, 2017, Mr. Barron sent a formal letter on behalf of the Board of Directors of Com Hem to the Board of Directors of Tele2 responding to the revised indicative non-binding offer letter, which stated that Com Hem considered the revised indicative non-binding offer a good basis for engaging in further discussions with Tele2. The Board of Directors of Tele2 held a teleconference call the same day.

On December 13, 2017, participants from both Tele2 and Com Hem, including various financial and legal advisors for both parties, met in person in London (and Stockholm via teleconference). At this meeting, the parties engaged, among other things, in negotiations regarding the proposed transaction structure. After the negotiations concluded, on December 13, 2017, a representative from Tele2 sent a request for an irrevocable undertaking to a representative from Kinnevik in respect of the transaction.

From December 13, 2017, up and until January 9, 2018, representatives from Tele2 and Com Hem, together with their respective financial and legal advisors, took part in daily negotiations and update calls.

On December 14, 2017, representatives of Tele2, Com Hem, Kinnevik, Vinge, legal advisor to Tele2, Bokwall Rislund, legal advisor to Com Hem, and Hannes Snellman, legal advisor to Kinnevik met to discuss a request from the Board of Directors of Com Hem and the Board of Directors of Tele2 for an irrevocable regulatory undertaking from Kinnevik. The same day the Board of Directors of Tele2 held a teleconference call to discuss various governance issues.

On December 15, 2017, representatives of Com Hem and Bokwall Rislund, legal advisor to Com Hem, met with representatives of Kinnevik to discuss the irrevocable regulatory undertaking from Kinnevik.

On December 18, 2017, Tele2 received a draft of the Kinnevik voting commitment from representatives of Kinnevik and on December 19, 2017, Com Hem received a draft of the Kinnevik voting commitment from representatives of Kinnevik.

On December 18, 2017 and December 19, 2017, various teams from both Tele2 and Com Hem engaged in several due diligence exercises. The teams processed and considered material regarding, inter alia, the commercial, financial and tax, legal, information technology, human resources, international aspects and network areas relating to the possible business combination. On December 19, 2017 teams from Vinge and Linklaters, legal advisors to Tele2 and Com Hem, respectively, met to further discuss the Merger Plan and the timetable for the transaction.

On December 20, 2017, various teams from Tele2 and Com Hem performed follow-up due diligence sessions. Also on December 20, 2017, a representative of Kinnevik sent a draft of an irrevocable regulatory undertaking to representatives of Tele2 and a representative to Kinnevik, sent a draft of an irrevocable regulatory undertaking to representatives from Linklaters.

Between December 20, 2017 and January 9, 2018, Tele2 and Com Hem, as well as their respective financial and legal advisors, held multiple meetings, teleconference calls and drafting sessions in relation to the contemplated transaction. On December 14, 2017, representatives from Vinge circulated the first draft of the Merger Plan to representatives from Linklaters, legal advisor to Com Hem. On December 27, 2017, representatives from Linklaters circulated the first draft of the Merger Agreement to representatives from Vinge, legal advisor to Tele2.

On December 21, 2017, representatives of Com Hem, Bokwall Rislund and Linklaters, legal advisors to Com Hem, met with representatives of Kinnevik and Hannes Snellman, legal advisor to Kinnevik. The meeting concerned the draft irrevocable regulatory undertaking from Kinnevik.

On December 22, 2017, the Board of Directors of Tele2 held a teleconference call to discuss outstanding issues and the filing of a registration statement on Form F-4 relating to the issuance of the Non Cash Consideration to the U.S.-resident shareholders of Com Hem. A representative from each of Shearman & Sterling (London) LLP and Vinge, legal advisors to Tele2 as well as Deloitte, statutory auditors to Tele2, participated in the call.

On January 2, 2018, representatives from Linklaters, legal advisor to Com Hem, held a teleconference call with representatives of Tele2 and Vinge, legal advisor to Tele2, to discuss Tele2’s business in Kazakhstan. A summary of this teleconference was presented to the Board of Directors of Com Hem by representatives from Linklaters at a meeting held on January 5, 2018.

On January 8, 2018, the Board of Directors of Tele2 held a teleconference call regarding the draft fairness opinion of Rothschild, financial advisor to Tele2. The same day, the Board of Directors of Tele2 held a per capsulam meeting approving the financing of the transaction. On the same date, the Board of Directors of Com Hem held a meeting to further discuss the regulatory aspects of the potential combination.

The day after, on January 9, 2018, Rothschild rendered to the Tele2 Board of Directors a written opinion as of January 9, 2018, to the effect that, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild as set out in Rothschild’s written opinion attached to this prospectus as Annex D, and based upon the such other matters as Rothschild considered relevant, Rothschild was of the opinion as of such date that the Merger Consideration to be paid by Tele2 in the Merger was fair, from a financial point of view, to Tele2.  The Board of Directors of Tele2 subsequently approved this by a per capsulam meeting.

On the same day, January 9, 2018, BofA Merrill Lynch, reviewed, with Com Hem’s Board of Directors, its financial analysis of the Merger Consideration and delivered to Com Hem’s Board of Directors an oral opinion, which was confirmed by delivery of a written opinion dated January 9, 2018, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Merger Consideration to be received by holders of Com Hem shares (other than Tele2 and its affiliates), was fair, from a financial point of view, to such holders.

Also on the same day, January 9, 2018, the Board of Directors of Tele2 and Com Hem, respectively, held board meetings and resolved to approve the Merger Plan and enter into the Merger Agreement. Later on the same day, Tele2 and Com Hem signed the Merger Plan and the Merger Agreement.

On January 10, 2018, Kinnevik delivered to Tele2 and Com Hem the regulatory undertaking and the voting commitment, and the Merger was announced.

Reasons for the Merger

Over the last few years, Tele2 and Com Hem have each undertaken a period of active strategic development and continued long-term investment in their networks to increase capacity and coverage with the goal of increasing customer satisfaction as well as better positioning the respective companies for the future, while simultaneously generating substantial value creation for their respective shareholder bases.

Following a number of strategic actions including transactions in Kazakhstan, Sweden, Austria and the Netherlands, Tele2 is now a more focused, leading operator in the Baltic Sea region. In Sweden, Tele2 has over the last few years been focused on driving growth through customer satisfaction. To this effort, focus on removing unnecessary constraints to the connected lives of its customers, including launch of new customer-centric offerings, has resulted in mobile end-user service revenue growth in Sweden. In the B2B segment, the acquisition of TDC Sweden in October 2016 further accelerated and strengthened Tele2’s B2B strategy, in particular in the Swedish large enterprise segments. Owing to these strategic efforts, Sweden has become an increasingly important market for Tele2, with its position as a leading Swedish telecommunications provider in both the B2C and B2B segments.

Com Hem has significantly strengthened its position in the Swedish market through a consistent focus on improving customer satisfaction, substantial investments in infrastructure and services and a successful single dwelling unit (“SDU”) expansion program. This has been strongly boosted by the acquisition of Boxer in September 2016, with Com Hem becoming a true national operator.

The combination of Tele2 and Com Hem is a natural next step for both companies and will create a leading integrated connectivity provider in the Swedish telecommunications market by combining an award-winning mobile network with the fastest national fixed network and the widest range of content in the Swedish market. Therefore, Enlarged Tele2 will be well equipped to meet the evolving customer needs for seamless connectivity and digital services. Digitalization affects nearly every aspect of society and the Merger will further contribute to a better digital quality of life for Swedish individuals, households and businesses through a full range of complementary and ubiquitous high-quality connectivity and digital services.

Within both mobile and fixed broadband, Enlarged Tele2 will have a strong position in the Swedish market, complemented by a leading position within digital TV with the opportunity to offer attractive customer solutions and capitalize on the increasing fixed and mobile data consumption underpinned by accelerated video demand. This will not only lead to improved customer experience and loyalty but also position the company for enhanced growth through the opportunity to offer a full range of digital services and high-quality connectivity, no matter where or when the customer needs it.

Furthermore, the combination is expected to create significant value for all stakeholders with total annual OPEX, CAPEX and revenue synergies estimated at around SEK 900 million to be achieved within five years after Completion of the Merger, of which approximately half are OPEX and CAPEX synergies and the other half are revenue synergies. A majority of OPEX and CAPEX synergies are expected to be realized within three years after completion of the Merger. The transaction is expected to be operating cash flow and Free cash flow accretive for Enlarged Tele2 from the first year after Completion.

Enlarged Tele2 will have an attractive financial profile. The Merger will build strength through increased scale and product diversification, enabling a more diversified revenue base and resilient cash flow generation. Enlarged Tele2 is expected to have significant capacity to both support Enlarged Tele2’s strategic ambitions, drive growth and to allow for attractive shareholder remuneration and returns.

Recommendation of, and Factors Considered by, the Tele2 Board of Directors

After careful consideration, and in consultation with Tele2’s management and external financial and legal advisors, the Board of Directors of Tele2 is of the opinion that the Merger Plan, the Merger Agreement and the Merger are advisable, fair and in the best interests of Tele2 and its shareholders. On January 9, 2018, the Board of Directors of Tele2 voted to approve the Merger Plan and Merger Agreement between Tele2 and Com Hem. Accordingly, the Board of Directors of Tele2 recommends that its shareholders approve the Merger Plan and the issuance of the Non Cash Consideration to the shareholders of Com Hem at the Tele2 extraordinary general meeting.

In arriving at this opinion, the Tele2 Board of Directors considered a number of factors, including, without limitation, the following:

•
the significant benefits described above that the Tele2 Board of Directors believes will occur as a result of the Merger, including the combination of two highly complementary businesses, the ability to offer a superior customer offering, greater scale and diversification, significant potential synergies and an attractive financial profile of Enlarged Tele2. See “— Reasons for the Merger.”

•
the fairness opinion of Rothschild, Tele2’s financial advisor, rendered to the Board of Directors of Tele2 on January 9, 2018, that as of such date and based on and subject to certain assumptions, procedures, qualifications and limitations described therein, the Merger Consideration was fair, from a financial point of view, to Tele2. See “—Opinion of N M Rothschild & Sons Limited, Financial Advisor to Tele2.”

•
current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the telecommunications industry, both globally and in Sweden, as well as the fitness of Com Hem as a merger partner for Tele2.

•
the voting commitment and regulatory undertaking of Kinnevik, as Tele2’s and Com Hem’s largest shareholder, to support the Merger and to vote its shares in favor of the resolutions to be passed at the respective extraordinary general meetings of Tele2 and Com Hem. See “—Voting Commitment and Regulatory Undertaking of Kinnevik.”

•	the fact that current Tele2 shareholders would own approximately 73.3 percent of the shares (representing 79.4 percent of the voting rights) of Enlarged Tele2 upon Completion of the Merger.

•
the results of the due diligence conducted by Tele2 and its advisors on Com Hem during the negotiation of the Merger, as well as Tele2’s knowledge of Com Hem’s management team, business, results of operations, financial and market position and future earnings and prospects.

•
the potential risks and costs associated with successfully integrating elements of Tele2’s business, operations and workforce with those of Com Hem, including the risk of not realizing all of the anticipated benefits of the Merger or not realizing them in the expected timeframe.

•	the risk that the Merger might not be consummated or that Completion may be unduly delayed, including as a result of factors outside either party’s control, such as material regulatory approvals.

           This discussion of the information and factors considered by the Tele2 Board of Directors includes the material factors considered by the Tele2 Board of Directors, but it is not intended to be exhaustive and may not include all the factors considered by the Tele2 Board of Directors. In view of the wide variety of factors considered, and the complexity of these matters, the Tele2 Board of Directors did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt and approve the Merger Plan, Merger Agreement and the Merger. Rather, the Tele2 Board of Directors viewed its recommendation as being based on the totality of the information presented to and factors considered by it, including discussions with, and questioning of, Tele2’s management team and its financial and legal advisors.

Recommendation of, and Factors Considered by, the Com Hem Board of Directors

The Board of Directors of Com Hem’s opinion of the Merger is based on an assessment of a number of factors that the Board of Directors of Com Hem has considered relevant in relation to the evaluation of the Merger. These factors include, but are not limited to, the strategic benefits of the Merger, the share premium for Com Hem’s shareholders and the voting commitment and regulatory undertaking of Kinnevik, as Tele2’s and Com Hem’s largest shareholder.

The Board of Directors of Com Hem believes that there are a number of strategic benefits to Com Hem from combining its operations with Tele2, including:

•	creating a leading integrated connectivity provider in the Swedish telecommunications market;

•	potential to unlock meaningful long-term value through synergies; and

•	building strength by creating Enlarged Tele2 with increased scale and product diversification.

The Board of Directors of Com Hem is of the opinion that the Merger Plan is beneficial to Com Hem and its shareholders. The Board of Directors of Com Hem also considers the Merger Consideration to be fair, from a financial point of view to the holders of Com Hem shares (other than Tele2 and its affiliates) and this view is supported by a fairness opinion from BofA Merrill Lynch, acting as financial advisor to the Board of Directors of Com Hem, dated as of January 9, 2018, to the effect that, as of such date and based upon and subject to the assumptions and limitations set forth therein, the Merger Consideration to be received in the Merger by holders of Com Hem shares (other than Tele2 and its affiliates) is fair, from a financial point of view, to such holders. Based on the above, the Board of Directors of Com Hem unanimously recommends the Com Hem shareholders to vote in favor of the Merger.

Unaudited Prospective Financial Information

The information set out in the sections “—Opinion of N M Rothschild & Sons Limited, Financial Advisor to Tele2” and “—Opinion of BofA Merrill Lynch, Financial Advisor to Com Hem” may include certain financial forecasts relating to Tele2 and Com Hem  based on a consensus of certain publicly available financial forecasts. Such information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on such information.

None of Deloitte, Tele2’s independent auditors, KPMG, Com Hem’s independent auditors, nor any other independent accountants have compiled, examined, or performed any procedures with respect to such information nor have they expressed any opinion or any other form of assurance on such information, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Opinion of N M Rothschild & Sons Limited, Financial Advisor to Tele2

Tele2 retained Rothschild to act as its financial advisor solely to render to the Tele2 Board of Directors, in its capacity as such, an opinion with respect to the fairness, from a financial point of view, to Tele2 of the Merger Consideration to be paid by Tele2 in the Merger. Tele2 selected Rothschild based on its reputation and experience in the mergers and acquisitions industry and because Rothschild would not be involved in providing financing in connection with the Merger. As part of its investment banking business, Rothschild regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, private placements and other matters.

On January 8, 2018, at the request of the Tele2 Board of Directors, Rothschild rendered an oral opinion to the Tele2 Board of Directors, which was subsequently confirmed in a written opinion as of January 9, 2018, to the effect that, based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild as set out in Rothschild’s written opinion, and based upon the such other matters as Rothschild considered relevant, Rothschild was of the opinion as of such date that the Merger Consideration to be paid by Tele2 in the Merger was fair, from a financial point of view, to Tele2.

The full text of Rothschild’s written opinion dated January 9, 2018, which summarizes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this prospectus as Annex D. We encourage Tele2 shareholders to read this opinion carefully and in its entirety. This summary is qualified in its entirety by reference to the full text of such opinion. Rothschild’s opinion was and is for use only by the Tele2 Board of Directors, solely in its capacity as such, in connection with and for the purposes of its evaluation of the Merger, and may not be used or relied on for any other purpose or relied upon for any purpose by any other person. Rothschild’s opinion should not be construed as creating any fiduciary duty on Rothschild’s part to any party. Rothschild’s opinion was limited to the fairness, from a financial point of view, to Tele2 of the Merger consideration, and Rothschild did not participate in the negotiation of, or provide advice with respect to, the terms of the Merger, and expressed no opinion as to any underlying decision which Tele2 may make to engage in the Merger or any alternative transaction. Rothschild did not express any opinion, nor was Rothschild asked by the Tele2 Board of Directors to express any opinion, as to the relative merits of the Merger as compared to any alternative transaction. Rothschild was not asked to, nor did Rothschild, offer any opinion as to the terms, other than the consideration to be paid by Tele2 in the Merger and only to the extent expressly set forth in its opinion, of the Merger or any agreement related thereto, including, without limitation, any ongoing obligations of Tele2. The Tele2 Board of Directors did not ask Rothschild to address, and Rothschild’s opinion did not address, (i) the fairness to, or any other consideration of, any holders of Tele2 shares, or the holders of any other class of securities, or creditors or other constituencies of Tele2 or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tele2, or any class of such persons, whether relative to the Merger Consideration pursuant to the Merger or otherwise. Rothschild’s opinion did not constitute a recommendation to any shareholder of Tele2 as to whether or not to proceed with the Merger or how to vote in respect of the Merger. In addition, Rothschild did not express any opinion as to the price at which any of Tele2’s shares may trade once the Merger is completed or at any other time.

In arriving at its opinion, Rothschild, among other things:

•	reviewed the financial terms of the Merger as set forth in the draft Merger Agreement and Merger Plan;

•	reviewed a draft of the press announcement that was released on January 10, 2018;

•
reviewed certain audited financial statements, annual reports, interim statements and certain other publicly available communications from Tele2 and Com Hem to their respective shareholders, as Rothschild deemed relevant;

•
reviewed certain information relating to the business, earnings, cash flow, assets and prospects of Tele2 and Com Hem prepared and provided to Rothschild by Tele2’s management, including certain cost savings, operating and revenue synergies, and the timing and amount of such cost savings, operating and revenue synergies, projected by the management of Tele2 and its advisers to result from the Merger;

•	reviewed the reported price and trading activity for the class A and B shares of Tele2 and the ordinary shares of Com Hem, and of other companies Rothschild deemed relevant;

•	reviewed certain financial projections for Tele2 and Com Hem contained in certain securities analysts’ research reports, and held discussions with Tele2’s management regarding the same;

•	compared certain financial and other material information for Tele2 and Com Hem with similar information for certain other companies the securities of which are listed and traded publicly;

•
reviewed the financial terms, to the extent publicly available, of certain business combinations deemed relevant, including takeovers, mergers, transactions, acquisitions and disposals, and compared them to the proposed financial terms of the Merger;

•
held discussions with certain members of the senior management of Tele2 regarding the strategic rationale for, and the potential benefits of, the Merger, and certain of the above information as deemed appropriate; and

•	reviewed such other financial studies and analyses, performed such other investigations and took into account such other matters as Rothschild deemed appropriate.

In the course of its analysis and in rendering its opinion, Rothschild, with the consent of the Tele2 Board of Directors, relied without independent verification upon the accuracy and completeness of all of the financial and other information that was publicly available or made available to it, and assumed without performing any verification or similar procedures such accuracy and completeness for the purposes of providing its opinion, and Rothschild did not assume any responsibility or liability therefore. In particular, Rothschild assumed, without independent verification, that the financial information furnished by Tele2, including information relating to the strategic, financial and operational rationale for, and the potential benefits of (including estimates as to the savings and synergies estimated to be achieved through), the Merger, have been reasonably prepared on bases reflecting the best available estimates and judgments of the financial performance of Tele2 or Com Hem by the senior management of Tele2, and that the financial results and estimated savings and synergies reflected in such information will be achieved at the times and in the amounts so estimated. Rothschild assumed that all governmental, regulatory and other consents and approvals necessary for the Merger would be obtained without any adverse effect on Tele2 or Com Hem. Rothschild did not make an independent evaluation or appraisal of the assets or liabilities of Tele2 and its subsidiaries or of Com Hem and its subsidiaries and was not furnished with any such evaluation or appraisal, and Rothschild did not express any opinion as to the value of such assets or liabilities. In addition, Rothschild did not evaluate the solvency or fair value of Tele2 or Com Hem under any laws relating to bankruptcy, insolvency or similar matters, and assumed no obligation to conduct any physical inspection of the properties or the facilities of Tele2 or Com Hem. Rothschild did not conduct any taxation analysis of Tele2, Com Hem or the Merger, and did not include the effects of any reorganization or transaction costs that may arise as a result of the Merger in its analysis, other than integration costs associated with the implementation of cost savings and operating synergies as estimated by Tele2 and management.

Rothschild assumed that the transactions contemplated by the draft Merger Agreement and Merger Plan will be consummated as contemplated therein without any waiver or amendment of any terms or conditions, including, among other things, that the parties would comply with all material terms of the Merger Agreement and Merger Plan. In addition, Rothschild assumed that there had occurred no material change in the assets, financial condition, results of operations, business or prospects of Tele2 or Com Hem since the date of the most recent financial statements and other information, financial or otherwise, relating to the parties publicly available or made available to Rothschild, and that there was no information nor any facts that would make any of the information reviewed by Rothschild incomplete or misleading. Rothschild did not take into account any litigation, regulatory or other proceeding that is pending or may be brought against Tele2 or Com Hem or any of their respective affiliates.

Rothschild’s opinion was necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they existed and could be evaluated on, and the information publicly available and made available to Rothschild as of, the date of its opinion and the conditions and prospects, financial and otherwise, of Tele2 and Com Hem as they were reflected in such and as they were represented to Rothschild in discussions with the management of Tele2. Rothschild’s opinion was limited to the fairness, from a financial point of view, to Tele2 of the Merger consideration, and Rothschild did not participate in the negotiation of, or provide advice with respect to, the terms of the Merger, and expressed no opinion as to any underlying decision which Tele2 may make to engage in the Merger or any alternative transaction. Rothschild did not express any opinion, nor was Rothschild asked by the Tele2 Board of Directors to express any opinion, as to the relative merits of the Merger as compared to any alternative transaction. Rothschild was not asked to, nor did Rothschild, offer any opinion as to the terms, other than the consideration to be paid by Tele2 in the Merger and only to the extent expressly set forth in its opinion, of the Merger or any agreement related thereto, including, without limitation, any ongoing obligations of Tele2.

The Tele2 Board of Directors did not ask Rothschild to address, and Rothschild’s opinion did not address, (i) the fairness to, or any other consideration of, any holders of Tele2 shares, or the holders of any other class of securities, or creditors or other constituencies of Tele2 or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Tele2, or any class of such persons, whether relative to the Merger Consideration pursuant to the Merger or otherwise. Rothschild’s opinion did not constitute a recommendation to any shareholder of Tele2 as to whether or not to proceed with the Merger or how to vote in respect of the Merger. In addition, Rothschild did not express any opinion as to the price at which any of Tele2’s shares may trade once the Merger is completed or at any other time.

Described below is a brief summary of the material financial analyses performed by Rothschild. The summary of these analyses is not a comprehensive description of all analyses and factors considered by Rothschild. The preparation of a fairness opinion is a complex analytical process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. Rothschild believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

Rothschild employed several analytical methodologies and no one method of analysis should be regarded as determinative of the overall conclusion reached by Rothschild. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusion reached by Rothschild is based on all analyses and factors taken as a whole and also on application of Rothschild’s experience and judgment, which conclusion may involve significant elements of subjective judgment and qualitative analysis. In its analyses, Rothschild considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of Tele2, Com Hem and Rothschild. No company, transaction or business used in those analyses as a comparison is identical to Tele2 or Com Hem or the Merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in Rothschild’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Rothschild’s analyses and estimates are inherently subject to substantial uncertainty.

Rothschild’s opinion was given and speaks only as of its date. Subsequent developments, including the availability of new information, may affect the opinion and the assumptions used in preparing it, and Rothschild does not have any obligation to update, revise or reaffirm the opinion. Rothschild’s opinion was approved by the Fairness Opinion Committee of N M Rothschild & Sons Limited.

The Merger Consideration was determined through negotiation between Tele2 and Com Hem and the decision by Tele2 to enter into the Merger was solely that of the Tele2 Board of Directors. Rothschild’s opinion and analyses were only one of many factors considered by the Tele2 Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the views of the Tele2 Board of Directors or management with respect to the Merger Consideration, the Merger or any related transactions.

Summary of financial analyses of Rothschild

The financial analyses summarized below include information presented in tabular format. In order to fully understand Rothschild’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Rothschild’s financial analyses. The order of analyses described below does not represent the relative importance or weight given to the analysis by Rothschild.

For purposes of its analysis, based upon the closing price per share of Tele2 B shares on January 3, 2018 of SEK 102, the Non-Cash Consideration of 1.0374 Tele2 B shares and the Cash Consideration of SEK 37.02 payable pursuant to the Merger, Rothschild noted that the implied value of the Merger Consideration to be paid in the Merger for each share of Com Hem common stock as of that date was SEK 142.80, which amount we refer to as the implied consideration value. The value of the Tele2 B shares was determined assuming a SEK 1 per share discount to the value of Tele2’s A shares on such date.

Selected Public Companies Analysis

Rothschild analyzed the market values and trading multiples of Com Hem, Tele2 and the following publicly traded cable companies and western European telecommunications companies (including Nordic operators, mobile challengers and integrated operators), which were selected based upon the experience and judgment of Rothschild and were deemed by Rothschild to be generally relevant to Tele2 and Com Hem from a business and financial perspective. Specifically, the following companies were included in the peer set for Com Hem: Altice NV, Euskaltel, S.A., Liberty Global plc, NOS, SGPS S.A., Tele Columbus AG and Telenet Group Holding NV. The peer set for Tele2 included: BT Group plc, Deutsche Telekom AG, DNA Oyj, Elisa Oyj, Iliad SA, Koninklijke KPN N.V., Orange S.A., Orange Belgium S.A., Sunrise Communications AG, Swisscom AG, TDC A/S, Telecom Italia SpA, Telefonica S.A., Telefonica Deutschland Holding AG, Telenor ASA, Telia Company AB, Vodafone Group plc and Proximus NV.

None of the companies listed above is either identical or directly comparable to Tele2 or Com Hem. In evaluating each group, Rothschild made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Tele2 and Com Hem, such as the impact of competition on the business of Tele2, Com Hem or their respective industries generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Tele2, Com Hem or their respective industries or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

For purposes of this analysis, for each of the selected companies, Rothschild used information obtained from stock exchanges, securities regulators and other public filings for historical information and recent publicly available research analyst reports that contained information sufficient to permit the discounted cash flow analysis (such reports, the “research analyst reports”). For each of the selected companies, Rothschild reviewed:

•
Enterprise value (EV) based on closing share prices on January 3, 2018, plus debt, less cash and other adjustments, as a multiple of estimated EBITDA (as adjusted for exceptional items as reported by research analysts) for 2018, which is referred to below as “EV/EBITDA 2018E”;

•
EV as a multiple of operating free cash flow, calculated as estimated EBITDA (as adjusted for exceptional items as reported by research analysts) less capital expenditure for 2018, which is referred to below as “EV/OpFCF 2018E”;

•
Price over earnings multiples, calculated as the share price as of January 3, 2018, divided by earnings to shareholders per share (as adjusted for exceptional items as reported by research analysts) for 2018, which is referred to below as “P/E 2018E”;

•
Equity free cash flow yield, defined as estimated EBITDA (as adjusted for exceptional items as reported by research analysts), less capital expenditure, change in working capital, interest, taxes, pension deficit payments, and dividends to holders of minority interests, plus dividends from associates, for 2018, which is referred to below as “EFCF Yield 2018E”; and

•	Dividend yield, defined as declared dividends per share expressed as a percentage of share price as of January 3, 2018 for 2018, which is referred to below as “Dividend Yield 2018E.”

Rothschild noted that these metrics for each of Tele2 and Com Hem, in each case based on the mean of the 2018 estimates in the research analyst reports, were as follows:

Benchmark	Tele2	Com Hem
EV/EBITDA 2018E	8.6x	10.9x
EV/OpFCF 2018E	16.2x	17.0x
P/E 2018E	20.7x	37.7x
EFCF Yield 2018E	5.5 percent	6.7 percent
Dividend Yield 2018E	4.4 percent	4.5 percent

Rothschild noted that most of the relevant selected telecommunications companies in the Tele2 peer group trade in the following ranges of multiples, which were applied to Tele2 to produce share price reference ranges as follows:

Benchmark	Peer Group Trading Multiples	Tele2 Share Price Reference Range (SEK)
EV/EBITDA 2018E	7x – 9x	79 – 108
EV/OpFCF 2018E	13x – 17x	77 – 108
P/E 2018E	17x – 22x	84 – 109
EFCF Yield 2018E	5 percent – 7 percent	81 – 113
Dividend Yield 2018E	4 percent – 5 percent	89 –112

Rothschild compared the results of this analysis to the SEK 102 closing price per share of Tele2 B shares on January 3, 2018.

Rothschild noted that most of Com Hem’s selected cable peers trade in the following ranges of multiples, which were applied to Com Hem to produce share price reference ranges as follows:

Benchmark	Peer Group Trading Multiples	Com Hem Share Price Reference Range (SEK)
EV/EBITDA 2018E	8x – 9x	75 – 92
EV/OpFCF 2018E	15x – 17x	103 – 125
P/E 2018E1	18x – 21x	131 – 153
EFCF Yield 2018E	6 percent – 9 percent	94 – 141
Dividend Yield 2018E	4 percent – 5 percent	114 – 142

1. As adjusted for amortization related to previous acquisitions by Com Hem.

Rothschild compared the results of this analysis to the implied offer price of SEK 142.8 per Com Hem share.

Selected Precedent Transactions Analysis

Using publicly available information and research analyst estimates, Rothschild analyzed the transaction value multiples paid in selected transactions involving companies in the western European cable sector.

Rothschild analyzed the transaction value multiples paid in the following 14 transactions announced in the past six years, with EVs greater than €100 million, and for which transaction information was publicly disclosed:

Acquiror	Target	Announcement Date
T-Mobile Austria GmbH	UPC Austria GmbH	December 2017
Euskaltel, S.A.	Telecable S.A.	May 2017
Vodafone Group plc	Ziggo N.V.	February 2016
Euskaltel, S.A.	R Cable y Telecomunicaciones Galicia, S.A.	October 2015
Tele Columbus AG	PepCom GmbH	September 2015
Zegona Communications plc	Telecable de Asturias S.A.U	July 2015
Tele Columbus AG	PrimaCom Holding GmbH	July 2015
TDC A/S	Get A/S	September 2014
PrimaCom Holding GmbH	DTK Deutsche Telekable GmbH	March 2014
Vodafone Group plc	Grupo Corporativo Ono, S.A.	March 2014
Liberty Global plc	Ziggo N.V.	January 2014
Vodafone Group plc	Kabel Deutschland Holding AG	June 2013
Liberty Global plc	Virgin Media Inc.	February 2013
Liberty Global plc	Telenet Group Holding NV	September 2012

For each of these transactions, Rothschild calculated the resulting enterprise value in the transaction as a multiple of adjusted EBITDA and OpFCF for the financial year completed prior to the announcement of the transaction, each on a pre- and post-synergy basis. This analysis indicated that most of the relevant selected transactions were in a range of approximately 10-12x adjusted EBITDA and approximately 17-20x OpFCF on a pre-synergy basis, with post-synergy multiples in the range of approximately 8-10x adjusted EBITDA and approximately 12-15x OpFCF.

Based on these multiples and Rothschild’s analyses of the various selected transactions and on judgments made by it, which Rothschild then applied to corresponding financial data of Com Hem’s business, Rothschild determined that the implied share price of SEK 142.8 was within the implied per share reference ranges of SEK 108–SEK 151, based on the post-synergies adjusted EBITDA of precedent transactions, and of SEK 125–SEK 172, based on the post-synergies OpFCF of precedent transactions. On a pre-synergy basis, the implied share price of SEK 142.8 was above the implied per share reference range of SEK 103–SEK 136 based on the pre-synergies adjusted EBITDA of precedent transactions, and within the implied per share reference range of SEK 113–SEK 144 based on the pre-synergies OpFCF of precedent transactions. Rothschild’s assessment of the precedent transactions’ post-synergies metrics assumed full run rate synergies from day one in accordance with Tele2 estimates (in respect of the Merger) and publicly available information (in respect of the precedent transactions).

Discounted Cash Flow Analysis

Rothschild performed discounted cash flow analyses for Tele2 and Com Hem based on, at the direction of Tele2’s Board of Directors, certain financial projections for Tele2 and Com Hem contained in certain securities analysts’ research reports (adjusted using Tele2 estimates and information regarding, among other factors, synergies and cost savings), understanding that these projections substantially accord with Tele2’s management expectations and views regarding Tele2’s results. In doing so, Rothschild assumed a valuation date for both Tele2 B shares and Com Hem shares as of January 1, 2018.

Rothschild calculated the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Tele2 is forecast to generate over years 2018 through 2021. In calculating the terminal value of Tele2, Rothschild began with the mean of estimated financial results as stated in the selected research analyst reports and estimated the financials for the terminal period based on such estimated financial results. The present value of the cash flows and terminal values were calculated using an estimated weighted average cost of capital for Tele2 of 7.3 percent, with mid year discounting for years 2018 through 2021. Rothschild assumed a discount of SEK 1 per share to the value of Tele2 B shares relative to A shares, in line with current trading as of the date of its opinion, and adjusted for minority interests when calculating the implied share price. When determining terminal values, Rothschild also adopted certain perpetuity assumptions, including a sales perpetuity growth rate of 1.0 percent. The output of this analysis was an implied Tele2 B share price of SEK 108.3, reflecting a 6.2 percent implied premium to the share price as at January 3, 2018.

Rothschild also calculated the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Com Hem is forecast to generate over years 2018 through 2021 under each of the base case, the illustrative upside case and the illustrative downside case. In calculating the terminal value of Com Hem, Rothschild began with the mean of estimated financial results as stated in the selected research analyst reports and estimated the financials for the terminal period based on such estimated financial results. The present value of the cash flows and terminal values were calculated using an estimated weighted average cost of capital for Com Hem of 7.1 percent, with mid year discounting for years 2018 through 2021. Rothschild also adopted certain perpetuity assumptions, including sales perpetuity growth rates ranging from 1.75 percent to 2.25 percent. This analysis resulted in the following implied per share reference ranges for Com Hem on a pre-synergies and post-synergies basis:

Implied Per Share Price Reference Range (SEK)
	Com Hem base case	Com Hem illustrative upside	Com Hem illustrative downside
Pre-synergies	112 – 145	133 – 172	88 – 114
Post-synergies	145 – 194	172 – 221	114 – 163

In particular, Rothschild used the run-rate synergies, integration costs and indicative phasing assumptions stated in Tele2’s press announcement of the Merger and the number of Com Hem shares to calculate that the net present value of synergies would amount to SEK 49 per share of Com Hem. Accordingly, the implied offer price of SEK 142.8 per Com Hem share was within the base case and illustrative upside case discounted cash flow valuation ranges on a pre-synergy basis and within or below the base case, illustrative upside case and illustrative downside case valuation ranges taking synergies into account.

Other Factors

In rendering its opinion, Rothschild also reviewed and considered other factors, including:

•	the share price development of Tele2 and Com Hem, both against stock market indices and selected peers, as well as analysts’ target prices and recommendations over time for both Tele2 and Com Hem;

•
the future public market trading price targets of twenty-two analysts that have provided a price target and rating for Tele2 and fifteen analysts that have provided a price target and rating for Com Hem, noting, as reference points, that such price targets for Tele2 ranged from SEK 85.0 per share to SEK 123.0 per share, with a simple average of SEK 103.4 per share, and for Com Hem ranged from SEK 83.0 per share to SEK 162.0 per share, with a simple average of SEK 128.4 per share;

•
the share price development of Com Hem since Kinnevik’s purchase of an 18.5 percent stake in Com Hem in April 2017, which resulted in Kinnevik holding approximately 19 percent of shares (excluding treasury shares) and votes in Com Hem, in addition to holding approximately 30 percent of shares (excluding treasury shares) and 48 percent of votes in Tele2;

•
the value of synergies announced as expected to be generated from the Merger as compared to the value of synergies announced as expected to be generated from precedent transactions involving western European cable operators announced between December 2012 and December 2017; and

•	the median Swedish premia in selected listed transactions over the past 5 years.

Miscellaneous

Under the terms of its engagement, Tele2 agreed to pay Rothschild a fee of €500,000 in connection with the delivery of its opinion. Tele2 also has agreed to reimburse Rothschild for certain costs and expenses properly incurred by Rothschild in performing its services, including fees and expenses of its legal counsel, and to indemnify Rothschild and related persons against any liabilities arising out of its engagement. As noted in its opinion, as of the date of the opinion, Rothschild or its affiliates had in the past provided financial advisory services to Tele2 and Com Hem unrelated to the Merger, and received customary fees for such services. In addition, Rothschild and its affiliates have discussed and may in the future provide additional financial advisory and investment banking services unrelated to the Merger to Tele2, its shareholders and/or its or their affiliates in the ordinary course of Rothschild’s businesses from time to time and may receive fees for the rendering of such services.

Opinion of BofA Merrill Lynch, Financial Advisor to Com Hem

Com Hem has retained BofA Merrill Lynch to act as Com Hem’s financial advisor solely to render a fairness opinion in connection with the Merger. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Com Hem selected BofA Merrill Lynch to act as Com Hem’s financial advisor in connection with the Merger on the basis of BofA Merrill Lynch’s experience in transactions similar to the Merger, its reputation in the investment community and its familiarity with Com Hem and its business.

On January 9, 2018, at a meeting of Com Hem’s Board of Directors held to evaluate the Merger, BofA Merrill Lynch delivered to Com Hem’s Board of Directors an oral opinion, which was confirmed by delivery of a written opinion dated January 9, 2018, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Merger Consideration to be received by holders of Com Hem shares (other than Tele2 and its affiliates) was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to Com Hem’s Board of Directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex E to this document and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to Com Hem’s Board of Directors for the benefit and use of Com Hem’s Board of Directors (in its capacity as such) in connection with and for purposes of its evaluation of the Merger Consideration from a financial point of view. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Com Hem or in which Com Hem might engage or as to the underlying business decision of Com Hem to proceed with or effect the Merger. BofA Merrill Lynch’s opinion does not address any other aspect of the Merger and does not constitute a recommendation to any stockholder as to how to vote or act in connection with the proposed Merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

•	reviewed certain publicly available business and financial information relating to Com Hem and Tele2;

•
reviewed certain internal financial and operating information with respect to the business, operations and prospects of Com Hem furnished to or discussed with BofA Merrill Lynch by the management of Com Hem, including certain financial forecasts relating to Com Hem based on a consensus of certain publicly available financial forecasts as provided by the management of Com Hem, (“Com Hem Forecasts”);

•
reviewed certain internal financial and operating information with respect to the business, operations and prospects of Tele2 furnished to or discussed with BofA Merrill Lynch by the management of Com Hem, including certain financial forecasts relating to Tele2 based on a consensus of certain publicly available financial forecasts as provided by the management of Com Hem, which forecasts excluded the pending merger of Tele2’s and T-Mobile’s Dutch operations, (“Tele2 Forecasts”);

•
reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements anticipated by the managements of Com Hem and Tele2 to result from the Merger, referred to herein as Synergies;

•	discussed the past and current business, operations, financial condition and prospects of Com Hem and Tele2 with members of senior management of Com Hem;

•
reviewed the trading histories for Com Hem shares, Tele2 B Shares and Tele2 A Shares (including for periods ended on April 27, 2017, the date on which Kinnevik announced its acquisition of a stake in Com Hem, and periods ended on January 8, 2018) and a comparison of such trading histories with each other and with the trading histories of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial and stock market information of Com Hem and Tele2 with similar information of other companies BofA Merrill Lynch deemed relevant;

•	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions BofA Merrill Lynch deemed relevant;

•	reviewed the relative financial contributions of Com Hem and Tele2 to the future financial performance of the combined company on a pro forma basis;

•	reviewed a draft, dated January 9, 2018, of the Merger Agreement, which in this section is referred to as the draft Merger Agreement;

•	reviewed a draft, dated January 9, 2018, of the Merger Plan, which in this section is referred to as the draft Merger Plan; and

•	performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Com Hem that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Com Hem Forecasts, BofA Merrill Lynch was advised by Com Hem, and assumed, that they reflect the best currently available estimates and good faith judgments of the management of Com Hem as to the future financial performance of Com Hem. With respect to the Tele2 Forecasts, BofA Merrill Lynch was advised by Com Hem, and assumed, with Com Hem’s consent, that they reflect the best currently available estimates and good faith judgments of the management of Com Hem as to the future financial performance of Tele2. With respect to the Synergies, BofA Merrill Lynch was advised by Com Hem, and assumed, with Com Hem’s consent, that they have been reasonably prepared on bases reflecting the good faith judgments of the management of Com Hem and the best currently available estimates as projected by the managements of Com Hem and Tele2 as to the matters covered thereby (and, as BofA Merrill Lynch understands from Com Hem, were agreed by Com Hem and Tele2 to be disclosed to the market in their joint announcement of the Merger). BofA Merrill Lynch relied, at the direction of Com Hem, on the assessments of the managements of Com Hem and Tele2 as to the combined company’s ability to achieve the Synergies and have been advised by Com Hem, and have assumed, with the consent of Tele2, that the Synergies will be realised in the amounts and at the times projected. BofA Merrill Lynch did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Com Hem or Tele2, nor did it make any physical inspection of the properties or assets of Com Hem or Tele2. BofA Merrill Lynch did not evaluate the solvency or fair value of Com Hem or Tele2 under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Com Hem, that the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Com Hem, Tele2 or the contemplated benefits of the Merger. BofA Merrill Lynch also have assumed, at the direction of Com Hem, that the final executed Merger Plan and the final executed Merger Agreement will not differ in any material respect from the draft Merger Plan and the draft Merger Agreement reviewed by BofA Merrill Lynch.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Merger (other than the Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger. BofA Merrill Lynch was not requested to, and it did not, participate in the negotiation of the terms of the Merger, nor was it requested to, and it did not, provide any advice or services in connection with the Merger other than the delivery of its opinion. BofA Merrill Lynch expressed no view or opinion as to any such matters. BofA Merrill Lynch was not requested to, and it did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Com Hem or any alternative transaction. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the Merger Consideration to be received by the holders of Com Hem shares (other than Tele2 and its affiliates) and no opinion or view was expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration. Furthermore, no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Com Hem or in which Com Hem might engage or as to the underlying business decision of Com Hem to proceed with or effect the Merger. BofA Merrill Lynch did not express any opinion as to what the value of Non‑Cash Consideration actually would be when issued, the value of Tele2 A Shares at any time (including following announcement or consummation of the Merger), the value of Tele2 A Shares relative to the value of Tele2 B Shares at any time (including following announcement or consummation of the Merger), or the prices at which Com Hem shares, Tele2 A Shares or Tele2 B Shares would trade at any time (including following announcement or consummation of the Merger). In addition, BofA Merrill Lynch expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter. Except as described above, Com Hem imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by a fairness opinion review committee of BofA Merrill Lynch.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to Com Hem’s Board of Directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Com Hem Financial Analyses.

BofA Merrill Lynch performed a number of analyses and compared the results of such analyses to the Merger Consideration.

The Merger Consideration of SEK 144.13 per share of Com Hem shares was calculated based on SEK 37.02 cash consideration and an implied share consideration value of SEK 107.11 per share of Tele2 B Stock, obtained by multiplying the exchange ratio in the Merger Agreement of 1.0374 of a share of Com Hem shares for each share of Tele2 B Stock by the closing share price on January 8, 2018 of Tele2 B Stock of SEK 103.25.

Selected Publicly Traded Companies Analysis. BofA Merrill Lynch reviewed publicly available financial and stock market information for Com Hem and the following four publicly traded companies operating in the Western European cable industry:

• Telenet Group Holding NV

• Liberty Global Plc

• Euskaltel, S.A.

• Tele Columbus AG

BofA Merrill Lynch reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on January 8, 2018, plus debt (including minority interests), less cash (including associate investments) as per latest available disclosure as a multiple of calendar years 2018 and 2019 estimated earnings before interest, taxes, depreciations and amortization, commonly referred to as EBITDA, and as a multiple of calendar years 2018 and 2019 estimated operating free cash flows, calculated as EBITDA less capital expenditures, referred to as OpFCF. BofA Merrill Lynch then applied calendar years 2018 and 2019 enterprise value / EBITDA multiples of 8.2x to 9.0x and 7.9x to 8.7x, respectively, derived from the selected publicly traded companies to Com Hem’s calendar years 2018 and 2019 estimated EBITDA and applied calendar years 2018 and 2019 enterprise value / OpFCF multiples of 12.6x to 16.8x and 11.9x to 14.2x, respectively, derived from the selected publicly traded companies to Com Hem’s calendar year 2018 and 2019 estimated OpFCF. Liberty Global and Tele Columbus were excluded from the enterprise value / OpFCF multiples because they are in the middle of an intense part of their capital expenditures cycle with ongoing expansions of their cable networks impacting short term cash conversion. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates, and estimated financial data of Com Hem were based on the Com Hem Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Com Hem, as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Range for Com Hem		Consideration
2018E EBITDA	2018E OpFCF

SEK 79 – SEK 94	SEK 77 – SEK 122	SEK 144.13

2019E EBITDA	2019E OpFCF

SEK 80 – SEK 95	SEK 77 – SEK 104

No company used in this analysis is identical or directly comparable to Com Hem. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Com Hem was compared.

Selected Precedent Transactions Analysis. BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 12 selected transactions involving the sale of cable companies in Western Europe:

Acquiror	Target
T-Mobile Austria GmbH	UPC Austria GmbH
Euskaltel, S.A.	Telecable S.A.
Telenet Group Holding NV	Coditel Brabant BCBA and Coditel S.à.r.l.
Tele Columbus AG	PepCom GmbH
Euskaltel, S.A.	R Cable y Telecomunicaciones Galicia, S.A.
Tele Columbus AG	PrimaCom Holding GmbH
TDC A/S	Get AS
Vodafone Group Plc	Grupo Corporativo Ono, S.A.
Liberty Global Plc	Ziggo N.V.
Vodafone Group Plc	Kabel Deutschland Holding AG
Liberty Global Plc	Virgin Media Inc.
Liberty Global Plc	Telenet Group Holding NV

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s one year forward estimated EBITDA. BofA Merrill Lynch then applied the enterprise value / one year forward EBITDA multiples of 8.8x to 11.3x derived from the selected transactions to Com Hem’s calendar year 2018 estimated EBITDA. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Com Hem were based on the Com Hem Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Com Hem, as compared to the Consideration:

Implied Per Share Equity Value Reference Range for Com Hem	Merger Consideration

SEK 89 – SEK 133	SEK 144.13

No company, business or transaction used in this analysis is identical or directly comparable to Com Hem or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Com Hem and the Merger were compared.

Discounted Cash Flow Analysis.

BofA Merrill Lynch performed a discounted cash flow analysis of Com Hem to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Com Hem was forecasted to generate during Com Hem’s fiscal years 2018 through 2022 based on the Com Hem Forecasts. BofA Merrill Lynch calculated terminal values for Com Hem by applying perpetuity growth rates ranging from 0.75 percent to 1.75 percent to Com Hem’s fiscal year 2022 estimated unlevered, after-tax free-cash flow. The cash flows and terminal values were then discounted to present value as of January 1, 2018 using discount rates ranging from 6.25 percent to 6.75 percent, which were based on an estimate of Com Hem’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for Com Hem as compared to the Merger Consideration:

Implied Per Share Equity Value Reference Range for Com Hem	Merger Consideration

SEK 114 – SEK 164	SEK 144.13

Tele2 Financial Analyses.

Selected Publicly Traded Companies Sum-of-the-Parts Analysis.

Given the different natures of the projections for Tele2’s Netherlands and Kazakhstan divisions based on the Tele2 Forecasts, BofA Merrill Lynch performed a selected publicly traded companies analysis of Tele2 as the sum of its constituent divisions. BofA Merrill Lynch reviewed publicly available financial and stock market information for Tele2 and the following seven publicly traded companies in the European telecommunications industry with dominant mobile exposure:

• Vodafone Group Plc

• Telenor ASA

• Telia Company AB

• Telefonica Deutschland GmbH & Co.

• Elisa Oyj

• Sunrise Communications AG.

• DNA Oyj

BofA Merrill Lynch reviewed enterprise values of the selected publicly traded companies as a multiple of calendar years 2018 and 2019 estimated EBITDA and as a multiple of calendar years 2018 and 2019 estimated OpFCF. BofA Merrill Lynch then applied calendar years 2018 and 2019 enterprise value / EBITDA multiples of 6.9x to 10.1x and 6.7x to 9.8x, respectively, derived from the selected publicly traded companies, to the calendar years 2018 and 2019 estimated EBITDA for each of Tele2’s (i) Swedish division, (ii) Baltics division and (iii) other divisions (excluding the Netherlands and Kazakhstan divisions), and applied calendar years 2018 and 2019 enterprise value / OpFCF multiples of 13.7x to 16.3x and 12.9x to 15.0x, respectively, derived from the selected publicly traded companies, to the calendar year 2018 and 2019 estimated OpFCF for each of Tele2’s (i) Swedish division, (ii) Baltics division and (iii) other divisions. Due to significantly higher growth prospects of Tele2’s Netherlands division in the short- and medium-term compared to the selected publicly traded companies, with normalized growth figures only materializing in the long-term, as provided in the Tele2 Forecasts BofA Merrill Lynch applied the calendar years 2018 and 2019 enterprise value / EBITDA multiples of 6.9x to 10.1x and 6.7x to 9.8x, respectively, derived from the selected publicly traded companies, to the calendar year 2022 estimated EBITDA for Tele2’s Netherlands division and applied calendar years 2018 and 2019 enterprise value / OpFCF multiples of 13.7x to 16.3x and 12.9x to 15.0x, respectively, derived from the selected publicly traded companies, to the calendar year 2022 estimated OpFCF for Tele2’s Netherlands division. BofA Merrill Lynch then discounted the implied 2022 figures by three years for those using 2019E multiples and four years for those using 2018E multiples to derive the corresponding enterprise values for Tele2’s Netherlands division. BofA Merrill Lynch calculated the implied enterprise value of Tele2’s Kazakhstan division based on the publicly disclosed terms of the Asianet earnout of 18 percent equity stake valued at SEK 392 million, plus the external liabilities of Tele2’s Kazakhstan division and Tele2’s shareholder loan amount. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts’ estimates and estimated financial data of Tele2 were based on the Tele2 Forecasts. The range of Tele2’s implied total per share equity values was then calculated by combining each of the per share values for Tele2’s five divisions, less adjusted net debt. This analysis indicated the following approximate implied per share equity value reference ranges for Tele2 as compared to the closing price of Tele2 B Stock on January 8, 2018:

Implied Per Share Equity Value Sum-of-the Parts Reference Ranges for Tele2					Closing Trading Price of Tele2 B Stock on January 8, 2018
	2018E EBITDA	2019E EBITDA	2018E OpFCF	2019E OpFCF
Implied SEK Price Per Share	82 to 124	81 to 125	96 to 117	95 to 112	103.25

No company used in this analysis is identical or directly comparable to Tele2. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Tele2 was compared.

Discounted Cash Flow Sum-of-the-Parts Analysis.

Given the different natures of the projections for Tele2’s Netherlands and Kazakhstan divisions as provided in the Tele2 Forecasts, BofA Merrill Lynch performed a discounted cash flow analysis of Tele2 as the sum of its constituent divisions. BofA Merrill Lynch calculated the estimated present value of the standalone unlevered, after-tax free cash flows that Tele2’s divisions were forecasted to generate during Tele2’s fiscal years 2018 through 2022 based on the Tele2 Forecasts. BofA Merrill Lynch calculated terminal values for Tele2’s geographic regions by applying ranges of perpetuity growth rates of (a) 0.75 percent to 1.75 percent to the fiscal year 2022 estimated unlevered, after-tax free-cash flow for Tele2’s Swedish division, (b) 0.5 percent to 1.5 percent to the fiscal year 2022 estimated unlevered, after-tax free-cash flow for Tele2’s Baltics division, (c) 1.0 percent to 2.0 percent to the fiscal year 2022 estimated unlevered, after-tax free-cash flow for Tele2’s Netherlands division, and (d) -1.0 to 0 percent to the fiscal year 2022 estimated unlevered, after-tax free-cash flow for Tele2’s other divisions. The cash flows and terminal values for each division were discounted to present value as of January 1, 2018 using ranges of discount rates of (a) 6.75 percent to 7.25 percent for Tele2’s Swedish division, (b) 7.0 percent to 7.5 percent for Tele2’s Baltics division, (c) 6.75 percent to 7.25 percent for Tele2’s Netherlands division, and (d) 6.75 percent to 7.25 percent for Tele2’s other divisions, each of which was based on an estimate of such division’s weighted average cost of capital. For Tele2’s Kazakhstan division, BofA Merrill Lynch calculated the implied enterprise value based on the terms of the Asianet earnout of 18 percent equity stake valued at SEK 392 million, plus the external liabilities of Tele2’s Kazakhstan division and Tele2’s shareholder loan amount. Estimated financial data of Tele2 were based on the Tele2 Forecasts. The range of Tele2’s implied total per share equity values was then calculated by combining each of the per share values of Tele2’s five divisions, less adjusted net debt. This analysis indicated the following approximate implied per share equity value reference range for Tele2 as compared to the closing price of Tele2 B Stock on January 8, 2018:

Implied Per Share Equity Value Sum-of-the Parts Reference Range for Tele2		Closing Trading Price of Tele2 B Stock on January 8, 2018
Implied SEK Price Per Share	102 to 132	103.25

Pro Forma Financial Analysis

Has/Gets Analysis.

BofA Merrill Lynch performed a has/gets analysis to calculate the theoretical change in value for Com Hem shareholders resulting from the Merger based on the cash consideration and their pro forma ownership of Tele2 B Stock resulting from the Merger as compared to their ownership of Com Hem shares on a standalone basis.

BofA Merrill Lynch calculated the implied per share equity values for Com Hem on a standalone basis using (i) the closing price per share as of January 8, 2018, (ii) the six months VWAP as of January 8, 2018, (iii) the closing price per share as of April 26, 2017, the date prior to which Kinnevik announced its acquisition of a stake in Com Hem, and (iv) the mid-point of the discounted cash flow analyses for Com Hem described above under “—Discounted Cash Flow Analysis.”

BofA Merrill Lynch then calculated the implied pro forma equity value per Com Hem share resulting from the Merger. The valuation was performed by aggregating (a) the SEK 37.02 per share cash consideration and (b) the per share pro forma value of the equity consideration for Com Hem shareholders in the combined entity, which was calculated as follows:

(i)           the implied enterprise value of Com Hem on a standalone basis plus the implied enterprise value of Tele2 on a standalone basis (each as calculated under the various methodologies described above),

(ii)           less the net debt of Com Hem and Tele2, each on standalone basis, but pro forma for the cash consideration to be paid by Tele2 to Com Hem shareholders,

(iii)          plus the net present value of after-tax synergies as provided by Com Hem management that Com Hem and Tele2 managements forecasted would be generated (net of integration costs) applying a discount rate of 6.75 percent and a perpetuity growth rate of 0 percent, net of transaction-related expenses, and

(iv)          the resulting figure of (i), (ii) and (iii) was multiplied by the percentage ownership of Com Hem shareholders in the combined entity, then divided by the number of Com Hem shares outstanding (fully diluted) on a standalone basis.

This analysis indicated the following approximate implied per share equity value references for Com Hem on a pro forma basis as compared to the implied per share equity value references on a standalone basis:

	Implied Pro Forma Per Share Value (including Per Share Equity Value of the Combined Company, Cash Consideration and Per Share Synergies)	Per Share Equity Value for Com Hem on Standalone Basis	percent Premium to Implied Per Share Equity Value for Com Hem on Standalone Basis
Spot Price as of January 8, 2018	SEK 153.9	SEK 128.7	19.6 percent
6 month VWAP from January 8, 2018	SEK 149.0	SEK 121.5	22.6 percent
Spot Price as of April 26, 2017	SEK 136.4	SEK 101.8	34.0 percent
Mid-Point DCFs	SEK 164.8	SEK 135.4	21.7 percent

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	historical trading prices and trading volumes of Com Hem shares, Tele2 A Stock and Tele2 B Stock during the one-year period ended January 8, 2018;

•
the relationship between movements in Com Hem shares, after deducting the SEK 37.02 cash consideration, and Tele2 B Stock during the two-year period ended January 8, 2018, including the daily ratio of the closing price of Com Hem shares, after deducting the SEK 37.02 cash consideration, to the closing price of Tele2 ordinary shares during such period, and the average of this ratio calculated over various periods ended January 8, 2018;

•
premia paid in precedent Western European transactions announced or completed in the last five years with target enterprise values greater than $1 billion, involving a purchase of a 50 percent or greater stake in a target where at least 50 percent of the consideration was in stock; and

•
a range of publicly available research analysts reports that showed mean and median price targets post-third quarter 2017 of SEK 128 and SEK 130, respectively, for Com Hem and SEK 103 and SEK 102, respectively, for Tele2.

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to Com Hem’s Board of Directors in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Com Hem and Tele2. The estimates of the future performance of Com Hem and Tele2 in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Merger Consideration and were provided to Com Hem’s Board of Directors in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Com Hem or Tele2.

The type and amount of consideration payable in the Merger was determined through negotiations between Com Hem and Tele2, rather than by any financial advisor, and was approved by Com Hem’s Board of Directors. The decision to enter into the Merger Agreement was solely that of Com Hem’s Board of Directors. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by Com Hem’s Board of Directors in its evaluation of the proposed Merger and should not be viewed as determinative of the views of Com Hem’s Board of Directors or management with respect to the Merger or the Merger Consideration.

Com Hem has agreed to pay BofA Merrill Lynch a fee of $750,000 solely to render its fairness opinion, which was payable upon the delivery of the opinion. Com Hem also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Com Hem, Tele2 and certain of their respective affiliates.

BofA Merrill Lynch and its affiliates have provided, currently are providing, and in the future may provide, investment banking and other financial services to Com Hem and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as manager in connection with Com Hem’s share buyback program.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking and other financial services to Kinnevik and certain of its portfolio companies and have received or in the future may receive compensation for the rendering of these services, including acting as bookrunner in connection with a block sale of securities.

Voting Commitment and Regulatory Undertaking of Kinnevik

Voting Commitment

In connection with Tele2 and Com Hem entering into the Merger Agreement and the Merger Plan and announcing the transaction, Kinnevik (and its subsidiaries Emesco AB and Kinnevik Sweden Holding AB, as applicable) agreed to certain actions and undertakings in connection with its shareholding in each of Tele2 and Com Hem, including:

(a)	representing and warranting that, as of January 10, 2018, it owned 20,733,965 Tele2 Class A shares, 131,699,187 Tele2 Class B shares and 33,911,671 Com Hem shares (the “Kinnevik Shares”);

(b)
undertaking to vote the Kinnevik Shares in favor of the transaction and any other resolution required to effect the transaction, including but not limited to the issuance of Tele2 B shares to be used as consideration to the shareholders of Com Hem, at each of Tele2’s and Com Hem’s respective extraordinary general meetings;

(c)
undertaking that from January 10, 2018 up until the date of the extraordinary general meetings of Tele2 and Com Hem, it will own at least the same number of Kinnevik Shares in Tele2 and Com Hem and will not, without the prior written consent of Tele2 and Com Hem deprive itself of the voting rights attached to the Kinnevik Shares, subject to customary exceptions;

(d)
undertaking that from the date of the extraordinary general meetings of Tele2 and Com Hem up until the date that the Merger is completed (and Com Hem is absorbed by Tele2), it will own at least the same number of Kinnevik Shares in Tele2 and Com Hem and will not deprive itself of the voting rights attached to the Kinnevik Shares, subject to customary exceptions that Kinnevik shall not be prohibited from accepting, or undertaking to accept, a general offer made to all shareholders of Tele2 made in accordance with Swedish Takeover Rules on terms that treat all Tele2 shareholders equally, provided that acceptance of such offer does not adversely impact the value of the transaction or delay Completion, or disposing of the Kinnevik Shares or rights in Tele2 or Com Hem in connection with certain offerings, including rights issuances, from Tele2 or Com Hem to their respective shareholders;

(e)
undertaking that from six (6) months after the date that the Merger is completed (and Com Hem is absorbed by Tele2), it will own at least the same number of shares that it owned in Enlarged Tele2 prior to Completion of the Merger plus the Tele2 B shares it received upon Completion as a shareholder of Com Hem, and will not deprive itself of the voting rights attached to the Kinnevik Shares, subject to customary exceptions that Kinnevik shall not be prohibited from accepting, or undertaking to accept, a general offer made to all shareholders of Enlarged Tele2 made in accordance with Swedish Takeover Rules on terms that treat all Enlarged Tele2 shareholders equally; disposing of the Kinnevik Shares or rights in Enlarged Tele2 in connection with certain offerings, including rights issuances, from Enlarged Tele2 to its shareholders; or selling, assigning, transferring or lending (or agreeing to sell, assign, transfer or lend) all of its shares in Enlarged Tele2 included in the Kinnevik Shares plus the Tele2 B shares it received upon Completion as a shareholder of Com Hem to a strategic or financial investor, as long as such investor agrees to adhere to any remaining lock-up set out in the Voting Commitment);

(f)	Kinnevik may at any time transfer shares in Tele2 or Com Hem where such disposal is required by law, any competent authority or order from a court of competent jurisdiction; and

(g)
confirm that, notwithstanding the fact that the prospectus to be prepared with respect to the transaction has not yet been published, it has been adequately informed about the terms and conditions of the transaction and the relevant circumstances and prerequisites in relation to the transaction and the Merger Consideration.

Regulatory Undertaking

In connection with the Merger, Kinnevik has committed to Tele2 and Com Hem to participate in the EC merger control procedure and is prepared to effect pro-competitive measures if required to complete the transaction. In particular, Kinnevik, Tele2 and Com Hem have agreed to use their best efforts to cooperate in the EC merger control clearance notification procedure. Kinnevik also committed to Tele2 and Com Hem, subject to certain limitations and preconditions, to undertake any commercially reasonable actions in order to obtain EC merger control clearance, including but not limited to taking steps to restructure or reduce its control of Modern Times Group MTG AB (publ).

The foregoing summaries are qualified in their entirety by reference to the complete text of the Voting Commitment and Regulatory Undertaking, which are each hereby incorporated by reference in their entirety. For more information and the full text of each document, see Annex C attached to this prospectus.

Board of Directors and Management of Enlarged Tele2 after the Merger

At Completion of the Merger, Anders Nilsson, the current Chief Executive Officer of Com Hem, will become the Chief Executive Officer of Enlarged Tele2 and will assume leadership of Enlarged Tele2’s management team in order to deliver on integrating the two companies and to deliver on the strategic objectives. It is expected that upon Completion of the Merger, Mr. Barron, the current Chairman of the Board of Directors of Com Hem, along with at least one additional director of Com Hem, will join the Board of Directors of Enlarged Tele2, which will be chaired by current Tele2 chairman, Mr. Ganev.

Interests of Certain Persons in the Merger

Interests of Tele2’s directors and senior executives

When you consider the recommendation of the Tele2 Board of Directors in favor of the Merger Plan, you should keep in mind that Tele2’s directors and senior executives, who have supported the transaction, may have interests in the Merger that are in addition to and different from the interests of other Tele2 shareholders generally.

In connection with entering into the Merger Plan, the Tele2 Board of Directors resolved to deviate from the guidelines for remuneration to senior executives and introduced a retention plan for certain key Tele2 employees during the Merger and integration process. The retention plan has a maximum of 19 participants, excluding the Tele2 Chief Executive Officer and corresponds to 12 – 24 months’ base salary per participant. Payment under the plan will be made in two tranches: (1) at Completion of the Merger and (2) one year after Completion of the Merger. The current Tele2 Chief Executive Officer is entitled to a retention incentive equaling 18 months’ base salary payable upon Completion of the Merger.

The following table sets out the number of shares held in Tele2 and Com Hem by Tele2’s Board of Directors and senior executives and those of closely associated persons as at June 8, 2018.

	Position	Number of Tele2 B shares held	Number of Com Hem shares held
Board of Directors
Georgi Ganev	Chairman Board member	1,030	[—]
Carla Smits-Nusteling	Board member	1,687	[—]
Eamonn O’Hare	Board member	[—]	[—]
Sofia Arhall Bergendorff	Board member	2,500	[—]
Cynthia Gordon	Board member	2,000	[—]
Anders Björkman	Board member	2,000	[—]
Executive Management
Allison Kirkby	President and Group Chief Executive Officer	71,180	—
Lars Nordmark	Executive Vice President, Group Chief Financial Officer	40,750	—
Samuel Skott	Executive Vice President, Chief Executive Officer of Tele2 Sweden	21,000	—
Stefan Backman	Executive Vice President, Group General Counsel	11,043	—
Fredrik Stenberg	Executive Vice President, Director of Shared Operations	12,899	—
Richard Peers	Executive Vice President, Chief People and Change Officer	13,500	—
Guillaume van Gaver	Executive Vice President, International	16,062	—
Jon James	Executive Vice President, Chief Executive Officer of Tele2 Netherlands	—	12,904
Stina Andersson	Executive Vice President, Strategy and Business Development	9,000	—
Viktor Wallström	Executive Vice President, Group Communications	10,500	—

The above table does not include share rights held by executive management under Tele2’s Long Term Incentive (“LTI”) programs.  For more information, see “Remuneration of Tele2’s Directors and Executive Management—Remuneration of Tele2 Executive Management—Share Ownership.”

Interests of Com Hem’s directors and senior executives

When you consider the recommendation of the Com Hem Board of Directors in favor of the Merger Plan, you should keep in mind that Com Hem’s directors and senior executives, who have supported the transaction, may have interests in the Merger that are in addition to and different from the interests of other Com Hem shareholders generally.

In connection with entering into the Merger Plan, the Com Hem Board of Directors resolved to deviate from the guidelines for remuneration to senior executives resolved at the annual general meeting March 23, 2017 by introducing a retention plan for certain key Com Hem employees during the Merger and integration process. The retention plan has a maximum of 17 participants, excluding the Com Hem Chief Executive Officer and corresponds to 12 – 24 months’ base salary per participant. Payment under the plan will be made in two tranches: (1) at Completion of the Merger and (2) one year after Completion of the Merger. The current Com Hem Chief Executive Officer is entitled to a retention incentive equaling 18 months’ base salary payable upon Completion of the Merger.

The following table sets out the number of shares held in Com Hem and Tele2 by Com Hem’s Board of Directors and senior executives and those of closely associated persons as at June 30, 2018.

	Position	Number of Com Hem shares held	Number of Tele2 shares held
Board of Directors
Andrew Barron	Chairman Board member	197,314	—
Monica Caneman	Board member	–	—
Thomas Ekman	Board member	1,500	3,000
Eva Lindqvist	Board member	570	—
Anders Nilsson	Board member	212,877	—
Marianne Bohlin	Ordinary employee representative	200	—
Åsa Borgman	Deputy employee representative	–	—
Tomas Kadura	Ordinary employee representative	484	—
Signe Olofsson	Deputy employee representative	–	—
Christina Källenfors	Secretary of the Board	4,648	—
Group Management			—
Anders Nilsson	Chief Executive Officer	212,877	—
Elisabeth Hellberg	Director of Human Resources	7,359	—
Mikael Larsson	Chief Financial Officer	60,886	—
James Lowther	Director of Broadband, Customer and Analytics	2,333	—
Jonas Lönnquist	Director of TV & Play	2,481	—
Petra von Rohr	Director of Corporate Communications	11,237	—

Interests of advisors

Citi, Nordea and Ondra are financial advisers to Tele2, and Rothschild has rendered a fairness opinion to the Board of Directors of Tele2 regarding the fairness of the Merger Consideration to be paid by Tele2 in the Merger. Upon a successful Completion of the Merger, Citi, Nordea and Ondra will receive an advisory fee from Tele2, and have therefore, as such, an interest in the Merger. Citi, Nordea, Ondra and Rothschild and their respective affiliates have from time to time engaged in, and may in the future engage in, commercial banking, investment banking and financial advisory transactions and services in the ordinary course of its business with Tele2. Citi, Nordea, Ondra and Rothschild have received and will receive customary fees and commissions for these transactions and services and may come to have interests that may not be aligned or could potentially conflict with the interest of the shareholders of Tele2.

Ownership of Tele2 after Completion of the Merger

If the Merger is approved and all of the issued and outstanding Com Hem shares are exchanged into Tele2 B shares pursuant to the Merger (assuming an exchange ratio of 1.0374), the former Com Hem shareholders, other than Com Hem, and the holders of the existing Tele2 B shares, other than Tele2, will own the following percentages of Tele2 A and B shares and Tele2’s voting interests immediately after the Completion of the Merger:

	Owned by current holders of Tele2 shares	Owned by former Com Hem shareholders
Number of outstanding Tele2 A and B shares held after Completion of the Merger:	503,204,592	183,441,585
Percentage of Tele2 A and B shares:	73.3	26.7
Percentage of Tele2 voting interests:	79.4	20.6

Merger Consideration

Cash Consideration

The Cash Consideration of SEK 37.02 per Com Hem share represents a total cash consideration of approximately SEK 6.5 billion based on 176,828,210 outstanding shares of Com Hem (excluding treasury shares). The Cash Consideration will be paid to the cash account which is connected to the shareholder’s securities account. Shareholders in Com Hem who do not have a cash account connected to their securities account will receive the Cash Consideration via a postal check. If the shares in Com Hem are pledged on the date the Cash Consideration is to be paid, an accounting shall be made to the pledge holder. If the shares in Com Hem are registered with a nominee (such as a Euroclear participant who holds the Com Hem shares) on the date the Cash Consideration is to be paid, the Cash Consideration will be paid in accordance with the routines and procedures of such nominee.

In addition, Nordea will deliver cash to each Com Hem shareholder who would be entitled to receive a fraction of a Tele2 share (after aggregating all fractional Tele2 B shares issuable to such Com Hem shareholder in the Merger). For further detail, see “The Merger Plan—Fractional Shares” below.

Non-Cash Consideration

Tele2’s total share capital amounts to approximately SEK 633,625,015 and will, as result of the Merger, increase by not more than approximately SEK [      ], to not more than approximately SEK [      ], which corresponds to an increase of [      ] percent. The dilution effect of an issuance of not more than [      ] shares, each with a quota value of SEK 1.25 per share, represents a [      ] percent increase of the share capital after the issuance of the Tele2 B shares.

All Tele2 B shares are held in uncertificated form. Assuming that all of the conditions to the Merger have been satisfied or otherwise waived and the Merger is completed, at Completion all holders of Com Hem shares will receive the number of Tele2 B shares to which they are entitled. The shares in Com Hem will be deregistered by Euroclear Sweden from each holder’s VP-account and instead the new class B shares in Tele2 will be registered by Euroclear Sweden on the VP-account. If the shares in Com Hem are pledged on the date for account of the consideration of the Merger, an accounting shall be made to the pledge holder. If the shares in Com Hem are registered with a nominee, the Non-Cash Consideration will be paid in accordance with the routines and procedures of such nominee.

The Non-Cash Consideration shall carry rights to dividends for the first time on the record date that occurs following registration of the Merger by the SCRO. The shareholders of Com Hem will be entitled to receive dividends in Tele2 in accordance with the provisions of Tele2’s Articles of Association.

For additional information, see “The Merger Plan—Fractional Shares” and “The Merger Plan—Settlement of the Merger”.

Illustration of Merger Consideration

Only whole shares in Tele2 will be paid to Com Hem’s shareholders as consideration for the Merger. Tele2 will therefore retain Nordea to aggregate all fractional shares, which do not entitle the holder to a whole new Tele2 class B share as consideration. The total number of Tele2 B shares corresponding to such fractional shares will then be sold by Nordea on Nasdaq Stockholm. The sale shall be made as soon as possible after registration of the Merger by the SCRO. The proceeds from the sale will then be settled by Nordea and then paid to the former shareholders of Com Hem in proportion to the fractional shares held immediately prior to the sale. This payment shall take place no later than ten banking days after the sale of the fractional shares. If the shares in Com Hem are registered with a nominee on the date the Cash Consideration is to be paid, the Merger Consideration will be paid in accordance with the routines and procedures of such nominee.

Shareholders in Com Hem will receive 1.0374 new Tele2 B shares and SEK 37.02 in cash for every share held in Com Hem. For example, a shareholder in Com Hem who holds 1,000 shares will receive 1,037 Tele2 B shares and SEK 37,020 in cash. From Nordea’s sale of the 0.4 fraction of a Tele2 B share, the shareholder will receive SEK 48.10, providing a share price per Tele2 B share of SEK 120.25.

Accounting Treatment of the Merger

Under IFRS, the Merger will be accounted for using the acquisition method. Tele2 is the accounting and legal acquiror. In Tele2’s consolidated financial statements, the assets, liabilities and contingent liabilities of Com Hem will initially be recognized at fair value, with limited exceptions; the excess of the cost of the Merger over the net fair value of the assets, liabilities and contingent liabilities recognized will be recorded as goodwill.

Appraisal Rights

Under Swedish law, the shareholders of Tele2 and Com Hem are not entitled to exercise dissenters’ rights or appraisal rights should the Merger Plan be approved, except for the general right to contest any decision taken at a company’s extraordinary general meeting for being in contravention of the company’s articles of association or the Swedish Companies Act.

Fees and Expenses

Tele2 expects to incur significant transaction-related expenses related to the Merger, which are estimated to be approximately SEK 314  million. Transaction-related expenses include financial advisory, legal and accounting fees and expenses, filing fees, printing expenses and other related charges. Tele2 may also incur additional unanticipated expenses in connection with the Merger.

REGULATORY MATTERS

Under the Merger Plan, receipt of all permits and approvals of the competition authorities that are necessary for the Merger on terms containing no remedies, conditions or undertakings which in the opinion of the Boards of Directors of Tele2 and Com Hem, acting in good faith, would have a material adverse effect on the business, competitive or financial position of Enlarged Tele2 following Completion of the Merger, is a condition to the Completion of the Merger. See “Risk Factors—Risks Related to the Merger—Competition authorities may oppose the transaction or impose conditions on the transaction that may delay and/or lessen the anticipated benefits of the transaction,” and “The Merger Plan.”

Competition

Tele2 and Com Hem each conduct business in the Member States of the European Union. Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings, which is referred to as the EU Merger Regulation, requires that certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds be notified to and approved by the EC before such mergers and acquisitions are consummated. As the contemplated Merger exceeds the prescribed thresholds, it must be notified to and approved by EC.

In February 2018, Tele2 and Com Hem entered into customary pre-notification discussions with the EC. There is no statutory deadline for the duration of the pre-notification discussions. Once a formal notification has been filed, the Commission initiates its Phase I investigation during which it has between 25 and 35 working days to analyze whether the contemplated Merger raises serious doubts as to its compatibility with the common market. Following a preliminary Phase I investigation, the EC can either: (i) approve the contemplated Merger, (ii) approve the contemplated Merger subject to conditions (i.e., remedies), or (iii) initiate a Phase II investigation allowing it to conduct a more detailed investigation of the contemplated Merger. From the opening of a Phase II investigation, the EC has ninety (90) working days to make a final decision on the compatibility of the contemplated Merger with the EU Merger Regulation. This time frame may be extended.

Other Regulatory Consents

In connection with the issuance of the Non-Cash Consideration to the shareholders of Com Hem, Tele2 is preparing a European prospectus that is compliant with the applicable Swedish prospectus requirements implemented as a result of the European Union Prospectus Directive (2003/71/EC) (as amended) (the “EU Prospectus”). The EU Prospectus relates to the offering of the Non-Cash Consideration to the shareholders of Com Hem in Member States of the European Union, and must be approved by the SFSA prior to the extraordinary general meetings that will resolve on the Merger of each of Tele2 and Com Hem. Both Tele2 and Com Hem have agreed to cooperate in receiving approval of the EU Prospectus from the SFSA.

For more information, see “The Merger Agreement—Undertakings of the Parties.”

Third Party Consents

There are no third party consents required for Completion of the Merger other than those otherwise described herein.

MATERIAL TAX CONSEQUENCES OF THE MERGER

The description below of material tax consequences for shareholders is a summary of some of the tax rules relevant to holders of Com Hem shares that are effective as of the date of this prospectus. The description is of a general nature and does not cover all tax rules and regulations of relevance in connection with the Merger. Holders of Com Hem shares should contact their professional tax advisors to clarify their individual tax consequences in connection with the Merger.

Material Swedish Tax Considerations

The description below of material Swedish tax consequences for shareholders is a summary of some of the tax rules relevant to holders of Com Hem shares that are effective as of the date of this prospectus. The description is of a general nature and does not cover all tax rules and regulations of relevance in connection with the Merger. The description, for example, does not cover situations where shares are held by a partnership or held as stock assets. Neither does the description cover the rules on tax-exempt capital gains (and non-deductible capital losses) or dividends for shares held for business purposes (näringsbetingade andelar). Nor does the summary cover the special rules that may apply to securities in companies that previously have been closely held or securities that have been acquired by means of “qualified shares” in closely held companies (fåmansföretag). Moreover the description does not cover the rules that apply to holdings subject to notional yield taxation, such as holdings via investment savings account (investeringssparkonto) or endowment policy (kapitalförsäkring). Special tax consequences that are not described in this section may also apply for certain categories of taxpayers, including investment companies and mutual funds, as well as foundations and non-profit organizations.

Tax Consequences of the Merger for Com Hem Shareholders Tax Resident in Sweden

As the Non-cash Consideration will consist of shares in Tele2 it is of importance to determine the fair market value of the received shares in Tele2. Tele2 intends to request recommendations from the Swedish Tax Agency regarding the fair market value of the shares in Tele2 at the time of disposal once the Merger has been registered. Information regarding the value will be provided on Tele2’s website www.tele2.com or in another way that Tele2 finds appropriate.

Private Individuals

For private individuals resident in Sweden for tax purposes, the shares in Com Hem would be considered to have been disposed of in connection with the Merger. The disposal of shares would in principle trigger capital gains taxation. However, provided that the rules on share-for-share exchange (framskjuten beskattning vid andelsbyten) apply, the taxation would be deferred to the extent the consideration consists of shares in Tele2. If these rules are applied and the consideration in part consists of cash, for example at a sale of fractions of shares, taxation would be triggered for the consideration that consists of cash.

For the rules on share-for-share exchange to apply a private individual must dispose of shares to another company and the consideration must be equal to the fair market value and consist of shares in the acquiring company. The consideration may also in part consist of cash.

Further, the seller must be a resident of, or have their habitual abode in, a country within the EEA. Also, both the acquiring company (Tele2) and the transferred company (Com Hem) must be Swedish limited liability companies (or certain other legal entities). It should be noted that if a private individual ceases to be resident in the EEA for tax purposes and the rules on share-for-share exchange have been applied, the “deferred” capital gain assignable to the share exchange normally becomes taxable.

If the conditions of the share-for-share exchange rules are met, the taxation would be deferred for the private individual to the extent the consideration consists of shares in Tele2. The deferred taxation would be mandatory. If the conditions are met, the shareholder’s acquisition cost for the shares in Com Hem would be transferred to the shares in Tele2 received as consideration for the Merger. However, immediate taxation would be triggered for the consideration that consists of cash. The gross amount of the Cash Consideration would be taxed at 30 percent. The immediate taxation would not affect the shareholder’s acquisition cost transferred to the shares in Tele2.

If the shareholders own Tele2 shares prior to the Merger or acquire additional Tele2 shares after the Merger, the Tele2 shares would be deemed to have been disposed of in a certain order in case of a later disposal of some of the shares (see “—Tax Consequences of Owning Tele2 B Shares—Taxation of shares received as Merger Consideration”).

Limited Liability Companies

For limited liability companies (aktiebolag) resident in Sweden for tax purposes, the shares in Com Hem would be considered to have been disposed of in connection with the Merger. The disposal of shares would in principle trigger capital gains taxation. However, provided that the rules on share-for-share exchange (uppskovsgrundande andelsbyten) apply, the shareholder could decide to defer the taxation to the extent the consideration consists of shares in Tele2. If these rules are applied and the consideration in part consists of cash, taxation would be triggered for the consideration that consists of cash.

For the rules on share-for-share exchange to apply, a limited liability company must dispose of shares to another company and the consideration must be equal to the fair market value and consist of shares in the acquiring company. The consideration may also in part consist of cash.

Further, both the acquiring company (Tele2) and the transferred company (Com Hem) must be Swedish limited liability companies (or certain other legal entities). For shareholders that are limited liability companies, the disposal of the shares must also result in a capital gain, i.e. if the disposal results in a capital loss, the rules on share-for-share exchange are not applicable. If the consideration in part consists of cash, the capital gain must also exceed the Cash Consideration. The capital gain (or the capital loss) is computed as the difference between the consideration (both in Tele2 shares and in cash), less selling expenses, and the acquisition value.

The rules on share-for-share exchange are not mandatory for limited liability companies.  Limited liability companies who wish to receive a deferral must report the capital gain in their income tax return and request the deferral.

If the conditions are met, and the limited liability company decides to apply the rules on share-for-share exchange, immediate taxation would be triggered for the consideration that consists of cash. The gross amount of the Cash Consideration would be taxed at 22 percent. The part of the capital gain exceeding the Cash Consideration would be deferred and transferred to the shares in Tele2 received as consideration for the Merger. The deferred capital gain would be apportioned to each of the Tele2 shares received. If the received Tele2 shares are later disposed of, the deferred capital gain apportioned to the sold shares would normally be taxed. If the shareholders own Tele2 shares prior to the Merger or acquires additional Tele2 shares after the Merger, the Tele2 shares would be deemed to have been disposed of in a certain order in case of a later disposal of some of the shares (see “—Tax Consequences of Owning Tele2 B Shares—Taxation of shares received as Merger Consideration”).

If the conditions are not met, or if the limited liability company decides to not apply the rules on share-for-share exchange, capital gains taxation would be triggered under the general rules. Capital gains and capital losses would be taxed in the same way as described below. The deferred tax amount will also become taxable at the request of the shareholder.

Tax Consequences of the Merger for Com Hem Shareholders Tax Resident in Jurisdictions other than Sweden

Shareholders not fiscally resident in Sweden for tax purposes and who are not carrying on business operations from a permanent establishment in Sweden are generally not subject to Swedish taxation upon a disposal of shares. Hence, the Merger should generally not give rise to any Swedish capital gains taxation for such shareholders and the Merger Consideration that consists of shares should not be subject to Swedish withholding tax. However, Merger Consideration that consists of cash (including any cash received in lieu of fractional shares) would be treated as a dividend for Swedish withholding tax purposes, and would be subject to Swedish withholding tax at a rate of 30 percent. The Swedish withholding tax rate is generally reduced through tax treaties. Withholding tax deductions are normally carried out by Euroclear or, for nominee-registered shares, by the nominee.

As far as private individuals are concerned, capital gains on the disposal of shares and other securities taxed in the same manner as shares may be subject to Swedish taxation if the individual has been resident of Sweden or had their habitual abode in Sweden at any time during the calendar year of disposal or the ten calendar years preceding the year of the disposal. This provision is, however, in many cases limited by tax treaties for the avoidance of double taxation which Sweden had concluded with other countries.

In addition to the above, shareholders tax resident in jurisdictions other than Sweden may be subject to tax in their country of residence.

Swedish Tax Consequences of Owning Tele2 B Shares

Tax Position of Swedish Shareholders Tax Resident in Sweden

Private Individuals

For private individuals resident in Sweden for tax purposes, capital income such as interest income, dividends and capital gains is taxed in the capital income category. The tax rate in the capital income category is 30 percent.

The capital gain or the capital loss is computed as the difference between the consideration, less selling expenses, and the acquisition value. The acquisition value for all shares of the same series and type shall be added together and computed collectively in accordance with the so-called average method (genomsnittsmetoden). As an alternative, the so-called standard method (schablonmetoden) may be used at the disposal of listed shares. This method means that the acquisition value may be determined as 20 percent of the consideration less selling expenses.

As a main rule, 70 percent of a capital loss is deductible against any other taxable income from capital. Capital losses on listed shares, and other listed securities taxed as shares, other than listed shares in mutual funds and special funds containing only Swedish receivables (räntefond) are, however, fully deductible against taxable capital gains on such assets and on non-listed shares in Swedish limited liability companies and foreign legal entities. Capital losses on listed shares and other listed securities taxed as shares not absorbed by these set-off rules are deductible under the main rule at 70 percent in the capital income category.

Should a net loss arise in the capital income category, a reduction is granted of the municipal and national income tax on income from employment and business operations, as well as national and municipal property tax. This tax reduction is 30 percent of the net loss that does not exceed SEK 100,000 and 21 percent of any remaining net loss. A net loss cannot be carried forward to future tax years.

For private individuals resident in Sweden for tax purposes, a preliminary tax of 30 percent is withheld on dividends. The preliminary tax is normally withheld by Euroclear or, in respect of nominee-registered shares, by the nominee.

Limited Liability Companies

For limited liability companies resident in Sweden for tax purposes, all income, including taxable capital gains and dividends, is taxed as income from business operations at a rate of 22 percent. Capital gains and capital losses are calculated in the same way as described for private individuals above.

Deductible capital losses on shares and other securities taxed as shares may only be offset against taxable capital gains on shares and other securities taxed as shares. If a capital loss cannot be deducted by the company that has suffered the loss, it may be deducted from another legal entity’s taxable capital gains on shares and other securities taxed as shares, provided that the companies are entitled to tax consolidation (through so-called group contributions) and both companies request this for a tax year having the same filing date for each company (or, if one of the companies’ accounting liability ceases, would have had the same filing date). A net capital loss on shares and other securities taxed as shares that cannot be utilized during the year of the loss, may be carried forward (by the limited liability company that has suffered the loss) and offset against taxable capital gains on shares and other securities taxed as shares in future years, without any limitation in time. Special tax rules may apply to certain categories of companies or certain legal persons, e.g. investment companies.

Taxation of shares received as Merger Consideration

Capital gains taxation will normally arise when a private individual or a limited liability company disposes of shares in Tele2 received as Merger Consideration. If a shareholder that receives Tele2 B Shares through the Merger claims or applies deferred taxation, a special rule will apply if such shareholder already holds shares in Tele2 of the same series and type as the Tele2 shares received as Non-Cash Consideration or if the shareholder acquires such additional shares in Tele2 after the Merger. According to the special rule, subsequent disposals of shares in Tele2 will be deemed to occur in the following order: (i) shares in Tele2 acquired before to the Merger, (ii) shares in Tele2 received through the Merger, and (iii) shares in Tele2 acquired after the Merger.

Tax Position of Shareholders Tax Resident in Jurisdictions other than Sweden

For shareholders not resident in Sweden for tax purposes that receive dividends on shares in a Swedish limited liability company, Swedish withholding tax is normally withheld. The same withholding tax applies to certain other payments made by a Swedish limited liability company, for example payments as a result of redemption of shares and repurchase of shares through an offer directed to all shareholders or all holders of shares of a certain series and liquidation of the company. The tax rate is 30 percent. The tax rate is, however, generally reduced through tax treaties. In Sweden, withholding tax deductions are normally carried out by Euroclear or, in respect of nominee-registered shares, by the nominee. Sweden’s tax treaties generally admit to reduction of the withholding tax in accordance with the treaty’s tax rate directly at the time of distribution provided that Euroclear or the nominee have received the required information about the person entitled to the distribution. Investors who are entitled to a reduced tax rate according to a tax treaty can demand repayment from the Swedish Tax Agency if the tax at source has been withheld with a higher tax rate.

Shareholders not resident in Sweden for tax purposes are normally not liable for capital gains taxation in Sweden upon disposals of shares. Shareholders may however be subject to taxation in their state of residence.

According to a special rule, private individuals not resident in Sweden for tax purposes are, however, subject to Swedish capital gains taxation upon disposals of shares in Tele2, if they have been residents of Sweden or had their habitual abode in Sweden at any time during the calendar year of the disposal or the ten calendar years preceding the year of the disposal.This provision is, however, in many cases limited by tax treaties for the avoidance of double taxation that Sweden has concluded with other countries.

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences to U.S. Holders (as defined below) of the exchange of Com Hem shares for the Merger Consideration (as defined in the Merger Plan) pursuant to the Merger and, after the Merger, of owning Tele2 B shares. Subject to the limitations and conditions set forth herein, this discussion represents the opinion of Shearman & Sterling LLP, insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”) and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the income tax treaty between the United States and Sweden (the “Treaty”), in each case as in effect as of the date of this Registration Statement.  All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the U.S. Internal Revenue Service (the “IRS”) or U.S. courts will agree with the tax consequences described in this summary.

This summary only applies to U.S. Holders that hold the Com Hem shares and, following the Merger, will hold the Tele2 B shares as  a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to a U.S. Holder and does not address the Medicare tax on net investment income or any U.S. federal non-income (such as the estate or gift tax) state, local, non-U.S. or other tax laws. This summary also does not address tax considerations applicable to investors that own or will own (directly or indirectly) 10 percent or more of the shares (by vote or value) of Com Hem or Tele2, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers and certain traders in securities or currencies, former citizens or long-term residents of the United States, investors that hold Com Hem shares or, following the Merger, will hold the Tele2 B shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, partnerships or other pass-through entities or investors therein, persons who received their Com Hem shares upon the exercise of stock options or as compensation or investors whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Holder” means a beneficial owner of Com Hem shares (or, after completion of the Merger, a beneficial owner of Tele2 B shares) that is, for U.S. federal income tax purposes; (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in place to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity (or arrangement) treated as a partnership for U.S. federal income tax purposes that holds Com Hem shares (or, as a result of the Merger, holds Tele2 B shares) will depend on the status of the partner and the activities of the partnership. Entities or arrangements treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to their partners of the Merger and, after the Merger, of owning Tele2 B shares.

U.S. Holders should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences that may arise under the laws of any other relevant non-U.S. state, local, or other taxing jurisdiction.

U.S. Federal Income Tax Consequences of the Merger

Consequences of the Merger to U.S. Holders if the Merger Qualifies as a Reorganization

The U.S. federal income tax consequences of the Merger to U.S. Holders will depend on whether the Merger qualifies as a Reorganization.  Tele2 intends to take the position that the Merger should qualify as a Reorganization. U.S. Holders should be aware that Tele2 has not requested and does not intend to request an opinion of counsel (other than Exhibit 8.1 to this registration statement) or a ruling from the IRS with respect to the U.S. federal income tax treatment of the Merger. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the discussion below regarding 5 percent shareholders, and the discussion below under the heading “Effect of Swedish Withholding Taxes,” if the Merger qualifies as a Reorganization, a U.S. Holder that exchanges its Com Hem shares pursuant to the Merger will recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of any cash received by such U.S. Holder pursuant to the Merger (including any Swedish tax withheld but excluding cash received in lieu of fractional shares) and (ii) the amount of gain realized by such U.S. Holder in such exchange. The amount of a U.S. Holder’s realized gain will equal the excess of (i) the sum of (a) the fair market value of the Tele2 B shares received (including any fractional Tele2 B shares for which cash is received) and (b) the amount of Cash Consideration received pursuant to the Merger (other than cash received in lieu of fractional Tele2 B shares) over (ii) the U.S. Holder’s adjusted tax basis in the Com Hem shares exchanged. Cash received in lieu of a fractional Tele2 B share should be treated as a payment in exchange for the fractional Tele2 B share, resulting in a U.S. Holder’s recognition of gain or loss in an amount equal to the difference between the amount of cash received for the fractional Tele2 B share and the U.S. Holder’s adjusted tax basis attributable to the fractional Tele2 B share. The aggregate adjusted tax basis of a U.S. Holder in the Tele2 B shares received pursuant to the Merger (other than fractional shares) will equal such U.S. Holder’s aggregate adjusted tax basis in its Com Hem shares exchanged therefor, increased by the amount of gain recognized (excluding gain on fractional shares) and decreased by the amount of cash received (excluding cash received for fractional shares) by such U.S. Holder pursuant to the Merger. A U.S. Holder’s holding period of the Tele2 B shares received will include the holding period of the Com Hem shares exchanged for the Tele2 B shares. If a U.S. Holder exchanges more than one “block” of Com Hem shares (that is, groups of Com Hem shares that the U.S. Holder acquired at different times or different prices), gain realized on, and the holding period of, the Com Hem shares exchanged for Tele2 B shares in accordance with the preceding rules will be determined separately with respect to each block of such Com Hem shares. The manner in which a U.S. Holder calculates gain on each block of Com Hem shares is complex, and therefore, U.S. Holders are urged to consult their tax advisors.

Any recognized gain will be a capital gain and will be a long-term capital gain if the U.S. Holder’s holding period for the Com Hem shares exceeds one year at the time of the Merger. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes.

Additionally, if the Merger qualifies as a Reorganization, special rules may apply to a U.S. Holder of Com Hem shares that will own (directly, indirectly or constructively) 5 percent or more (by vote or value) of Tele2 immediately following the Merger (a “5 percent U.S. Holder”). To avoid recognizing all of the gain realized in the exchange, a 5 percent U.S. Holder may need to enter into a gain recognition agreement in accordance with applicable U.S. Treasury regulations.  In addition, a 5 percent U.S. Holder may be required to file certain annual information statements with its U.S. federal income tax returns for each of the first five full taxable years following the taxable year of the Merger. Such 5 percent U.S. Holders should consult their own tax advisors regarding the requirements that may apply to them.

Consequences if the Merger Does Not Qualify as a Reorganization

If contrary to Tele2’s position described above, the Merger fails to qualify as a Reorganization, subject to the PFIC rules discussed below and the discussion below under the heading “Effect of Swedish Withholding Taxes,” a U.S. Holder that exchanges its Com Hem shares for the Merger Consideration will recognize gain or loss equal to the difference between (i) the sum of (a) the fair market value of the Tele2 shares received, (b) the amount of Cash Consideration received pursuant to the Merger (including any Swedish tax withheld), and (c) any cash received in lieu of fractional Tele2 shares, and (ii) the U.S. Holder’s adjusted tax basis in the Com Hem shares exchanged. A U.S. Holder’s aggregate tax basis in the Tele2 shares received will be the fair market value of those shares on the date the U.S. Holder receives them. The U.S. Holder’s holding period for the Tele2 shares received pursuant to the Merger will begin on the day after the date the U.S. Holder receives such Tele2 shares.

Such gain or loss will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period for the Com Hem shares exceeds one year at the time of the Merger. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. Any gain recognized by a U.S. Holder will be treated as income from sources within the United States for U.S. foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations under the Code.

U.S. Holders are urged to consult their own tax advisors with respect to the appropriate U.S. federal income tax treatment of the Merger to them.

Effect of Swedish Withholding Taxes

As discussed above under the heading “Material Swedish Tax Considerations—Tax Consequences of the Merger for Com Hem Shareholders Resident in Jurisdictions other than Sweden”, the portion of the Merger Consideration that consists of cash (including, for this purpose, any cash received in lieu of fractional shares) will be treated as a dividend for Swedish withholding tax purposes and consequently be subject to Swedish withholding taxes.  Any Swedish withholding taxes paid by a U.S. Holder in connection with the exchange of the Com Hem shares pursuant to the Merger may generate foreign tax credits which may be used to offset a U.S. Holder’s U.S. federal income tax liability. However, because gain or loss from the disposition of the Com Hem shares pursuant to the Merger generally should be treated as income from sources within the United States, a U.S. Holder may not be able to utilize such foreign tax credits unless it generates sufficient income from non-U.S. sources. U.S. Holders should contact their tax advisors regarding the application of the U.S. foreign tax credit rules.

Ownership and Disposition of Tele2 B Shares

Dividends

Subject to the PFIC rules discussed below, the gross amount of any distribution made by Tele2 to a U.S. Holder with respect to the Tele2 B shares (including the amount of any taxes withheld therefrom) generally will be included in such holder’s gross income as non‑U.S. source ordinary dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of Tele2’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because Tele2 does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that any distributions generally will be reported to U.S. Holders as ordinary dividend income.

With respect to certain non‑corporate U.S. Holders, including individual U.S. Holders, dividends paid be Tele2 generally will be taxed at reduced rates applicable to “qualified dividend income,” provided that (1) Tele2 is eligible for the benefits of the Treaty, which Tele2 expects to be, (2) Tele2 is not a PFIC (as discussed below) for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain holding period and other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the reduced rate applicable to qualified dividend income for any dividends Tele2 pays with respect to the Tele2 B shares.

The amount of any distribution paid in SEK will be included in income in an amount equal to the U.S. dollar value of such SEK on the date the distribution is actually or constructively received by a U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. The U.S. Holder will have a basis in such SEK received equal to such U.S. dollar value. Gain or loss, if any, realized on the sale or other disposition of such SEK generally will be U.S. source ordinary income or loss. If all SEK are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the distribution.

Any dividends Tele2 pays to U.S. Holders generally will constitute non‑U.S. source “passive category” income for foreign tax credit limitation purposes. If any Swedish taxes are withheld with respect to dividends paid to a U.S. Holder with respect to the Tele2 B shares, subject to certain conditions and limitations (including a minimum holding period requirement), such taxes may be treated as non‑U.S. taxes eligible for credit against such holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct non‑U.S. taxes, including any Swedish taxes withheld from dividends on the Tele2 B shares, in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. An election to deduct non‑U.S. taxes instead of claiming foreign tax credits applies to all non‑U.S. taxes paid or accrued in the taxable year. If a refund of the tax withheld is available under the laws of Sweden or under the Treaty, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not be eligible for the deduction against U.S. federal taxable income). If the dividends constitute qualified dividend income as discussed above, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate applicable to the qualified dividend income, divided by the highest rate of tax normally applicable to dividends.

The rules relating to the determination of the foreign tax credit and the deduction of non-U.S. taxes are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit or deduction may be available in their particular circumstances.

Taxable Dispositions of Tele2 B Shares

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a Tele2 B share in an amount equal to the difference between the amount realized for a Tele2 B share and the holder’s tax basis in the Tele2 B share (as determined above under the heading “—U.S. Federal Income Tax Consequences of the Merger”). The gain or loss generally will be capital gain or loss, and generally will be a long‑term capital gain or loss if the U.S. Holder has held the Tele2 B share for more than one year at the time of disposition. For certain non‑corporate taxpayers (including individuals), long‑term capital gains are subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

If the consideration a U.S. Holder receives for the Tele2 B shares is paid in a currency other than the U.S. dollar, the amount realized generally will be the U.S. dollar value of the amount received determined by reference to the spot rate of exchange on the date of the sale or other taxable disposition. However, if the Tele2 B shares are traded on an “established securities market” (within the meaning of the applicable Treasury regulations) and the U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such holder will determine the U.S. dollar value of the amount realized in the foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the trade date and the settlement date. Any gain or loss that a U.S. Holder recognizes on a disposition of a Tele2 B share generally will be treated as U.S.-source income or loss for foreign tax credit limitation purposes. U.S. Holders should consult their tax advisors regarding the proper treatment of any gain or loss in their particular circumstances, including the effects of any applicable income tax treaties and amounts paid in a currency other than the U.S. dollar.

PFIC Considerations

A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for this purpose its pro rata share of the gross income and assets of any corporation in which it is considered to own at least 25 percent of the shares, by value).

Com Hem has informed Tele2 that it does not believe that it was a PFIC for its 2017 taxable year and does not expect to be a PFIC in its current year. If (a) Com Hem has been a PFIC  for any  taxable year during the holding period of a U.S. Holder (and a U.S. Holder of Com Hem shares has not made certain elections with respect to its Com Hem shares), and (b) Tele2 is not a PFIC in the taxable year of the Merger (as expected), such U.S. Holder would likely recognize gain (but not loss if the Merger qualifies as a Reorganization) upon the exchange of Com Hem shares for Tele2 shares pursuant to the Merger. The gain (or loss) would be computed as described above under “— Consequences if the Merger Does Not Qualify as a Reorganization.” Any such gain recognized by such U.S. Holder on the exchange of Com Hem shares for Tele2 shares would be allocated ratably over the U.S. Holder’s holding period for the Com Hem shares. Such amounts allocated for the current taxable year and any taxable year prior to the first taxable year in which Com Hem was a PFIC would be treated as ordinary income, and not as capital gain, in the U.S. Holder’s taxable year, and such amounts allocated to each other taxable year beginning with the year that Com Hem became a PFIC would be taxed at the highest tax rate in effect for each year to which the gain was allocated, together with a special interest charge on the tax attributable to each such year.

Tele2 believes that it was not a PFIC for its 2017 taxable year and, based on the nature of its business, and the current and anticipated composition of its income and assets (including the Com Hem assets acquired in the Merger), Tele2 anticipates that it will not be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future.  However, this is a factual determination made annually after the close of each taxable year, based on Tele2’s composition of income and assets.  Accordingly, Tele2 cannot provide any assurance that it will not be a PFIC for the current or any future taxable year. Accordingly, Tele2 cannot provide any assurance that it will not be a PFIC for the current or any future taxable year.   If Tele2 were characterized as a PFIC for any taxable year, U.S. Holders of Tele2 B shares would suffer adverse tax consequences.  These consequences may include having gains realized on the disposition of Offered Shares treated as ordinary income rather than capital gains, and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the Tele2 B shares.  U.S. Holders would also be subject to annual information reporting requirements.  In addition, if Tele2 were a PFIC in a taxable year in which Tele2 paid a dividend or the prior taxable year, such dividends would not be eligible to be taxed at the reduced rates applicable to qualified dividend income (as discussed above).

U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the exchange of Com Hem shares for Merger Consideration pursuant to the Merger and, after the Merger, their ownership of the Tele2 B shares.

Foreign Financial Asset Reporting

Certain U.S. Holders may be required to comply with certain reporting requirements, including filing IRS Form 8938, with respect to the holding of certain foreign financial assets, including stock of foreign issuers (such as Tele2 B shares), either directly or through certain financial institutions. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders should consult their own tax advisors regarding the application of these rules to their ownership of the Tele2 B shares.

Information Reporting and Backup Withholding

In general, information reporting may apply to dividends on the Tele2 B shares and the proceeds of the sale or other disposition of the Tele2 B shares made within the United States or through certain U.S.-related financial intermediaries unless a U.S. Holder is an exempt recipient, such as a corporation. Backup withholding may apply to those payments if a U.S. Holder fails to provide a taxpayer identification number and comply with certain certification procedures or otherwise fails to establish an exemption from backup withholding. If backup withholding applies, the relevant intermediary must withhold U.S. federal income tax on those payments at a rate of 24 percent. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner. U.S. Holders should consult their tax advisors regarding as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

THE MERGER PLAN

This section of the prospectus summarizes the material provisions of the Merger Plan entered into by the Boards of Directors of Tele2 and Com Hem on January 9, 2018. The following summary of the Merger Plan is qualified in all respects by reference to the complete text of the Merger Plan, which is incorporated by reference herein in its entirety and is attached to this prospectus as Annex A.

Rationale for the Merger

The Merger Plan presents the reasons why the respective Boards of Directors of Tele2 and Com Hem each see a compelling strategic fit between Tele2 and Com Hem for the Merger.

For the rationale for the Merger as set out in the Merger Plan, see “Enlarged Tele2—Rationale for the Merger; Business Overview and Strategy—Rationale for the Merger.”

Determination of the Merger Consideration;

The Merger Consideration has been determined with the intention of achieving a fair distribution of the value in Enlarged Tele2 between the shareholders in both Tele2 and Com Hem. In determining a fair Merger Consideration for both Tele2’s and Com Hem’s shareholders, the respective Boards of Directors of Tele2 and Com Hem have taken a number of factors into consideration. The Boards have primarily considered the respective companies’ current market capitalization, the observable relative market capitalization over time between the companies and the distribution of synergies between the shareholders.

The Boards have also considered a number of additional valuation methodologies such as relative valuation both vis-á-vis comparable companies and between the companies using EV divided by EBITDA, EV divided by OCF multiples and yield metrics and DCF valuation. The Boards have jointly stated that, by taking the above factors into account and applying the above valuation methods, the Merger Consideration has been determined so that each Com Hem share will be exchanged for 1.0374 B shares in Tele2 and SEK 37.02 in cash.

Merger Consideration

Each share in Com Hem entitles the holder to receive 1.0374 new Tele2 B shares and SEK 37.02 in cash.

Fractional Shares

Only whole Tele2 B shares will be paid to Com Hem shareholders as Non-Cash Consideration for the Merger. All fractional shares due to the shareholders of Com Hem resulting from the calculation of the Non-Cash Consideration will be aggregated. The total number of Tele2 B shares calculated as the sum of all fractional shares will be sold by Nordea on Nasdaq Stockholm. The sale shall be made as soon as possible after registration of the Merger by the SCRO. The proceeds from the sale of fractional shares will be settled by Nordea and paid to the former shareholders of Com Hem in proportion to the fractional shares held immediately prior to the sale. This payment shall take place no later than ten banking days after the sale of the fractional shares. If the shares in Com Hem are registered with a nominee (such as a Euroclear participant who holds the Com Hem shares) on the date the Cash Consideration is to be paid, the proceeds will be paid in accordance with the routines and procedures of such nominee.

Share Issue

The issue of Tele2 B shares to settle the Non-Cash Consideration shall be resolved upon by the shareholders of Tele2 at the extraordinary general meeting that will resolve upon the Merger Plan. Shares in Com Hem held by or on behalf of Com Hem will be cancelled in accordance with the Swedish Companies Act.

Settlement of the Merger

Those entitled to receive Merger Consideration will be the shareholders registered in the share register of Com Hem on the date that the SCRO registers the Merger. The Merger Consideration will be accounted for by Euroclear Sweden registering the number of shares in Tele2 in the securities account of each duly entitled party following registration by the SCRO. The Merger Consideration will be distributed automatically, and no actions will be required from the shareholders of Com Hem in relation thereto.

Pre-Merger Undertakings

In the Merger Plan, Tele2 and Com Hem agreed to take all necessary actions in order to complete the Merger on the terms set forth therein. Tele2 and Com Hem also agreed, from the period beginning on the date of the Merger Plan through Completion, to carry on their respective business in the ordinary course and to refrain from taking certain actions without the prior written consent of the other party, such as not to:

(a)
declare or pay any dividend or other distribution to shareholders, except that (i) Tele2 may pay cash dividends of SEK 4 per share to Tele2’s shareholders, (ii) Com Hem may pay cash dividends of SEK 6 per share to Com Hem’s shareholders, (iii) Com Hem may buy back shares in Com Hem for a total amount of up to SEK 186,000,000 up until March 20, 2018 in accordance with a resolution of the Board of Directors of Com Hem, and (iv) Com Hem may buy back the executive warrants in Com Hem in accordance with a resolution of the annual general meeting of Com Hem;

(b)
issue or create shares or other securities, except for (i) directed issues of Tele2 C shares carried out in the ordinary course of business consistent with past practices in order to secure Tele2’s undertakings to deliver shares to the participants in its long term incentive plans and (ii) any debt securities issued by Com Hem in connection with the refinancing of its existing debt;

(c)	acquire, sell or agree to acquire or sell, material shareholdings, businesses or assets;

(d)
enter into or amend any material contracts or arrangements, or incur any material additional indebtedness other than in the ordinary course of operating its business, except that Com Hem may refinance its existing debt; or

(e)	amend the articles of association or any other constitutional documents.

Conditions Precedent to Completion of the Merger

Completion of the Merger is conditional upon:

(i)	Tele2 Shareholder Approval

that at a general meeting in Tele2, the shareholders of Tele2 approve the Merger Plan and resolve upon the Non-Cash Consideration shares for the Merger;

(ii)	Com Hem Shareholder Approval

that at a general meeting of Com Hem, the shareholders of Com Hem approve the Merger Plan;

(iii)	Registration Statement Declared Effective by the SEC

that Tele2’s Registration Statement on Form F-4 (of which this prospectus forms a part) in the United States becomes effective under the U.S. Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the Securities and Exchange Commission;

(iv)	Admission to Nasdaq Stockholm

that Nasdaq Stockholm has admitted the Non-Cash Consideration to trading on Nasdaq Stockholm;

(v)	Regulatory Approvals; No Burdensome Conditions

that all permits and approvals of the competition authorities that are necessary for the Merger have been obtained on terms containing no remedies, conditions or undertakings which in the opinion of the Boards of Tele2 and Com Hem, acting in good faith, would have a material adverse effect on the business, competitive or financial position of Enlarged Tele2 following Completion;

(vi)	Governmental Action

that the Merger is not in whole or in part made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or anything similar;

(vii)	Pre-Merger Undertakings of the Parties

that the pre-merger undertakings made by Tele2 and Com Hem as set out in section 5 “Pre-merger undertakings” in the Merger Plan are not breached before the day of the registration of the Merger by the SCRO in any such way which would result in a material adverse effect on the Merger or Enlarged Tele2; and

(viii)	Material Adverse Effect

that no change, matter or event or series of changes, matters or events has occurred that has had or could reasonably be expected to have a material adverse effect on the financial position or operation, including sales, results, liquidity, equity ratio, equity or assets of Com Hem or Tele2 or Enlarged Tele2, and as a result of which the other party cannot reasonably be expected to complete the Merger.

If the conditions have not been satisfied and Completion has not taken place on or before March 31, 2019, the Merger will not be implemented and the Merger Plan shall cease to have any further effect, however that the Merger will only be discontinued and the Merger Plan shall only cease to have any further effect, to the extent permitted by applicable law, if the non-satisfaction is of material importance to the Merger or Enlarged Tele2. The respective Boards of Directors of Tele2 and Com Hem have reserved the right to jointly waive, in whole or in part, one, several or all of the conditions to Completion of the Merger.

The respective Boards of Directors of Tele2 and Com Hem shall, subject to applicable law, be entitled to jointly decide to postpone the last date for fulfillment of the conditions from March 31, 2019 to a later date.

Merger Completion Date; Dissolution of Com Hem; Listing

Subject to fulfilment of the conditions for the Merger above, the Merger will take effect as of Completion. Taking into consideration the time required for the regulatory approval process, the date for such registration is expected to occur in the second half of 2018. Tele2 and Com Hem will announce the date on which the SCRO is expected to register the Merger in due course.

The last day of trading in Com Hem shares on Nasdaq Stockholm is expected to be the day that falls two (2) business days prior to the SCRO’s registration of the Merger. Com Hem will be dissolved and its assets and liabilities transferred to Tele2 when the SCRO registers the Merger.

Tele2 shall apply for the listing of the new Tele2 B shares to be issued as Non-Cash Consideration on Nasdaq Stockholm and the first day of trading of such shares is estimated to take place two (2) business days following the date of Completion.

Financing

Tele2 has obtained committed financing for the Merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility. The bridge facility has a tenor of up to twenty-four (24) months and is to be used to finance the Merger and will be replaced and/or refinanced by the issuance of capital markets debt or loans with longer tenors.

Due Diligence

When preparing for the Merger, Tele2 and Com Hem conducted limited, customary due diligence reviews of certain business, financial, commercial and legal information relating to each of Tele2 and Com Hem, respectively. During such due diligence, each of Tele2 and Com Hem confirmed that the results for the year ended December 31, 2017 were expected to meet market expectations. During the due diligence reviews, no other information was exchanged that had not previously been disclosed and which would constitute inside information in Tele2 or Com Hem.

Voting Commitment

Tele2 and Com Hem’s major shareholder, Kinnevik, who holds 30.3 percent of the shares (excluding treasury shares) and 47.9 percent of the voting power in Tele2 and 19.2 percent of the shares (excluding treasury shares) and voting power in Com Hem, entered into a voting commitment with Tele2 and Com Hem, dated January 10, 2018, pursuant to which Kinnevik have agreed to vote in favor of the Merger at the respective Tele2 and Com Hem extraordinary general meetings. For further detail, see “The Merger—Voting Commitment and Regulatory Undertaking of Kinnevik.”

Com Hem Executive Warrants and Long Term Incentive Plans

As part of an incentive program for executive management in Com Hem, key employees and members of the Board of Directors, Com Hem issued 2,474,546 warrants according to a decision at the extraordinary general meeting held on June 3, 2014 (the “Executive Warrants”). The Merger Plan summarizes the status of the Executive Warrants as of the date of the Merger Plan. Com Hem has offered to repurchase the executive warrants, which has been accepted by the holders, and the repurchase was settled during the second quarter 2018.

The Remuneration Committee of the Board of Directors of Com Hem has, in accordance with the relevant plan rules and conditional upon the SCRO having registered its authorization to implement the Merger Plan, resolved to accelerate Com Hem’s long term incentive plans LTIP 2016 and LTIP 2017 and to compensate the participants with cash consideration in accordance with the plan rules.

Fees Relating to the Merger

Except as set forth below, no special fees or benefits, each within the meaning of the Swedish Companies Act, shall be granted in connection with the Merger to any members of the Boards of Directors, the managing directors (each a “Chief Executive Officer”) or the auditors of either Tele2 or Com Hem.

The Chief Executive Officer of Tele2 is entitled to a retention bonus equaling 18 months’ base salary payable upon Completion. The auditors of Tele2 and Com Hem shall be paid as per invoice for, inter alia, their work with the audit of financial statements required for US federal securities filing purposes, their statement concerning the Merger Plan, their review of the EU Prospectus and any other work performed by the auditors with respect to the Merger.

Termination

There is no explicit provision in the Merger Plan providing for its termination. However, under Swedish law, the Merger Plan may be terminated in the following circumstances: (i) if the shareholders of Tele2 or Com Hem do not approve the Merger Plan at their respective extraordinary general meeting of shareholders; (ii) if Tele2 and Com Hem decide to terminate the Merger Agreement and the Merger Plan prior to their respective extraordinary general meetings of shareholders; (iii) if for any reason the Merger Plan is declared void by a competent court of law; or (iv) if, through no fault of Tele2 or Com Hem, effectiveness / Completion of the Merger becomes impossible.

Amendments, Extensions and Waivers

The Chairman of the Board of Directors of Tele2 and the Chairman of the Board of Directors of Com Hem shall be entitled to jointly make any minor amendments to the Merger Plan that may prove necessary in connection with the registration of the Merger Plan or the Merger by the SCRO, or Euroclear Sweden in connection with the account of the Merger Consideration.

THE MERGER AGREEMENT

The following summary describes the material provisions of the Merger Agreement entered into by Tele2 and Com Hem on January 9, 2018, a copy of which is attached to this prospectus as Annex B, and is incorporated by reference into this prospectus. This summary is qualified in its entirety by reference to the complete text of the Merger Agreement and may not contain all the information about the Merger Agreement that is important to you.

Relationship between Merger Agreement and Merger Plan

On January 9, 2018, the respective Boards of Directors of Tele2 and Com Hem entered into the Merger Agreement, concurrently with the Merger Plan, to set out the terms and conditions upon which the Merger would be undertaken by each respective party. The terms and conditions of the Merger are set out in the Merger Plan, and the Merger Agreement sets out certain additional terms between Tele2 and Com Hem to support the implementation of the Merger Plan and Completion of the Merger.

Undertakings of the Parties

For purposes of implementing the Merger in accordance with the terms and conditions set out in the Merger Plan, each of Tele2 and Com Hem agreed to undertake certain actions, subject to any obligations that each may have under applicable law, following the announcement date of the Merger, including:

•
Tele2 agreed to use reasonable best efforts to, as promptly as reasonably practicable obtain (i), approval from the SFSA to publish the EU Prospectus and (ii) a declaration by the SEC that the US registration statement is effective, in each case in respect of the Share Consideration, as promptly as reasonably practicable after filing such document, and Tele2 also agreed to make any U.S. state securities law filings required in connection with the Merger;

•
Com Hem agreed to assist Tele2 with preparing the EU Prospectus with regard to information relating to Com Hem that is required by applicable law or regulation to be included in the EU Prospectus or registration statement, respectively, which includes to supply (and use reasonable best efforts to cause its auditors and advisors to supply) Tele2 with information reasonably requested by Tele2 or its advisors for purposes of preparing the EU Prospectus and registration statement, respectively;

•
Both Tele2 and Com Hem agreed to call for an extraordinary general meeting of their respective shareholders as soon as reasonably practicable following the approval of each of the SFSA and SEC of the EU Prospectus and the registration statement, respectively, such that both extraordinary general meetings are held on the same date, which shall not be earlier than May 4, 2018;

•
Tele2 agreed that no filing of, or amendment or supplement to, to the EU Prospectus or registration statement, respectively, including sending any comments or responses to the SFSA or the SEC, will be made without providing Com Hem a reasonable opportunity to review and comment, and Tele2 agreed to consider any comments from Com Hem in good faith, and not to file any documents with the SFSA or SEC without the prior written consent of Com Hem (such consent shall not be unreasonably withheld, conditioned or delayed); and

•
Both Tele2 and Com Hem made mutual warrants to the other that the information supplied by each of them respectively set forth in the EU Prospectus and registration statement, respectively, will not at (i) the time the registration statement is declared effective, (ii) the time the EU Prospectus is approved by the SFSA, (iii) the time of the respective extraordinary general meeting of shareholders approving the Merger Plan and (iv) Completion of the Merger, contain any untrue statement of a material fact or fail to state a material fact required to be stated therein, in light of the circumstances under which they were made, not misleading.

Merger Control

For purposes of satisfying the condition of the Merger Plan regarding permits and approvals from the relevant competition authorities, each of Tele2 and Com Hem agreed to undertake certain actions, subject to any obligations that each may have under applicable law, following the announcement date of the Merger, including:

•
To proceed as soon as practically possible with the preparation, pre-notification, consultation and submission of Merger Control notifications to the relevant competition authority, and use best efforts to procure that such actions are made without undue delay in order to obtain approval as soon as possible, with a goal of formal submission to the relevant competition authority no later than four (4) months following the announcement date of the Merger;

•
To jointly prepare all relevant submissions and any material communication with the relevant competition authority, including to promptly cooperate and provide all necessary information and assistance as reasonably required by the relevant competition authority, and each of Tele2 and Com Hem’s respective advisors shall be given the opportunity to attend all meetings and material telephone calls with the relevant competition authority and to make oral submissions at such meetings or calls;

•
To notify the other party of receipt of all non-trivial communication from the relevant competition authority with respect to the Merger, and each shall provide copies to the other party of any such communication without delay;

•
To supply any information and data that is reasonably required for satisfying the condition of the Merger Plan regarding permits and approvals from the relevant competition authority without undue delay, and to use best efforts to procure that any such information and data is correct, complete and not misleading;

•
To the extent any information and data that is reasonably required for satisfying the condition of the Merger Plan regarding permits and approvals from the relevant competition authority is competitively sensitive and exchange between Tele2 and Com Hem is prohibited by applicable competition law, any such sensitive information and data shall be exchanged by their legal advisers on a counsel-to-counsel basis only; and

•	To undertake to promote or take any action necessary to receive Merger Control clearance from the relevant competition authority to satisfy the relevant condition of the Merger Plan.

None of the above undertakings shall obligate either Tele2 or Com Hem to offer or accept any conditions, undertakings or remedies necessary to satisfy the condition of the Merger Plan requiring approval from the relevant competition authority to the extent that it would have a material adverse effect on the business, competitive or financial position of Enlarged Tele2 following the Merger.

Financing

Tele2 warranted to Com Hem that it had at the announcement date of the Merger and will continue to have until and on Completion of the Merger, access to fully sufficient cash funds to pay the Cash Consideration and the outstanding debt to Com Hem in accordance with the terms of the Merger Plan. Tele2 also agreed to timely draw down the necessary cash funds and settle and pay for any and all Com Hem shares in the Merger in accordance with the terms set out in the Merger Plan. Tele2 and Com Hem agreed to cooperate in good faith up to and until Completion of the Merger in all material matters concerning the financing of the respective party, and each party agreed to consult with the other party, insofar as reasonably practicable and appropriate, before entering into, materially amending or terminating any material financing agreement.

Undertakings by the Key Shareholder

Tele2 and Com Hem each acknowledged that Kinnevik executed and duly delivered both the Voting Commitment and the Regulatory Undertaking, in each case to each of Tele2 and Com Hem, on or before the announcement date of the Merger, in the form accepted by both Tele2 and Com Hem.

Fulfilment of Conditions

Each of Tele2 and Com Hem agreed to undertake, without undue delay and subject to any obligations that each may have arising out of statutory laws or stock exchange rules, to notify the other party of the occurrence of any event or circumstance that may lead to one of the conditions of the Merger set out in the Merger Plan not being fulfilled. Each of Tele2 and Com Hem agreed that, immediately prior to Completion of the Merger, it would confirm to the other party that all conditions of the Merger set out in the Merger Plan will be fulfilled at Completion of the Merger or that any such fulfillment is imminent, to the best knowledge of the respective Board of Directors and management of each of Tele2 and Com Hem.

Governing Law and Jurisdiction

The Merger Agreement is governed by and will be construed in accordance with the laws of the Kingdom of Sweden. Any dispute, controversy or claim arising out of or in connection with the Merger Agreement, or the breach, termination or invalidity thereof, shall be settled in arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce. The seat of arbitration shall be Stockholm, Sweden and the language to be used in any arbitral proceedings shall be English. The arbitration proceedings and any arbitration award shall be strictly confidential.

Amendment and Waiver

There is no provision in the Merger Agreement providing for amendments or waivers of the Merger Agreement. Therefore, under Swedish law, in order to amend the Merger Agreement or waive any provisions, the parties would need to jointly agree and sign and deliver to each other a written instrument amending or waiving certain provisions of the Merger Agreement.

Termination

There is no explicit provision in the Merger Agreement providing for its termination. However, under Swedish law, the Merger Agreement may be terminated in the following circumstances: (i) if the shareholders of Tele2 or Com Hem do not approve the Merger Plan at their respective extraordinary general meeting of shareholders; (ii) if Tele2 and Com Hem jointly decide to terminate the Merger Agreement and the Merger Plan prior to their respective extraordinary general meetings of shareholders; (iii) if for any reason the Merger Agreement and the Merger Plan are declared void by a competent court of law; or (iv) if, through no fault of Tele2 or Com Hem, effectiveness / Completion of the Merger becomes impossible.

ENLARGED TELE2

The following discussion provides an overview of the Merger and Enlarged Tele2 and is based on, among other things, the assumption that the Merger and the combination of the business operations of Tele2 and Com Hem will be completed in the manner and the timeframe contemplated in this prospectus. However, there can be no certainty that the Merger will be completed, or that the business operations of Tele2 and Com Hem will be combined as set forth herein, any of which could cause any of the statements below regarding Enlarged Tele2 not to materialize. See “Risk Factors—Risks Related to the Merger”.

Certain information in the discussion and analysis set forth below and elsewhere in this prospectus includes forward-looking statements that involve risks and uncertainties. See “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in the forward-looking statements contained in this prospectus. Please carefully read the section “Cautionary Statement Regarding Forward-Looking Statements.”

Rationale for the Merger; Business Overview and Strategy

Rationale for the Merger

On January 10, 2018, Tele2 and Com Hem announced the intended merger of the two companies, creating a leading integrated connectivity provider on the Swedish telecommunications market. The Board of Directors of Tele2 and Com Hem each see a compelling strategic fit between Tele2 and Com Hem and the Merger is expected to be significantly value accretive for all stakeholders through:

Combination of two highly complementary businesses: Creating a leading integrated connectivity provider in the Swedish market by merging an award-winning mobile network with the fastest national fixed network and the widest range of content in the Swedish market, with a combined customer base including 3.8 million mobile customers, 0.8 million broadband customers and 1.1 million digital TV customers in Sweden, when the number of Tele2 customers in Sweden and customer subscriptions in Com Hem's Com Hem and Boxer segments are aggregated, without accounting for possible overlap, based on Tele2 and Com Hem’s respective reports for the six months ended June 30, 2018. Within both mobile and fixed broadband, Enlarged Tele2 will have a strong position in the Swedish market, complemented by a leading position within digital TV, according PTS’ market share data as of December 31, 2017. Enlarged Tele2 estimates it will have a 4G network population coverage in Sweden of 99.9 percent and its broadband network will cover almost 60 percent of Sweden’s households, based on estimates supported by data from the Swedish National Statistics Agency (Statistiska Centralbyrån).

Enabling a superior customer offering meeting the demands of tomorrow: Enlarged Tele2 will be positioned for enhanced growth capitalizing on increased fixed and mobile data consumption underpinned by accelerated video demand, by offering a full range of complementary, high-quality connectivity and digital services. This will provide a seamless experience for the entire household and give customers the power to connect whatever they want, wherever they want and whenever they want. Enlarged Tele2 will have an even more complete and simplified customer proposition which will support the Group to further improve customer satisfaction and loyalty and enhance its digital consumer brands in Sweden.

Greater scale and diversification: The Merger will bring enhanced scale and product diversification and a broader base for cash flow generation in Sweden as it builds from the fundaments of both a mobile business and a fixed broadband and digital TV& play business. As a result, the Merger is expected to increase the long-term cash flow resilience of Enlarged Tele2 in comparison to Tele2 and Com Hem separately.

Unlocking significant synergies: Tele2 and Com Hem see potential to unlock meaningful long-term value through OPEX, CAPEX and revenue synergies. In total, annual synergies are expected to be around SEK 900 million, to be achieved within five years, a majority of the OPEX and CAPEX synergies are expected to be realized within the coming three years; approximately half of them relate to OPEX and CAPEX synergies and the other half relates to revenue synergies in terms of impact on adjusted EBITDA.

Attractive financial profile: The Merger will combine two highly cash generative businesses with clear synergy potential, and as a result Enlarged Tele2 is expected to have significant capacity to support its strategic ambitions, drive growth and allow for attractive shareholder remuneration and returns. Enlarged Tele2 will seek to operate within a net debt/EBITDA range of between 2.5–3.0x and maintain investment grade credit metrics and is expected to distribute in excess of 100 percent of equity free cash flow to shareholders, through a combination of dividends and share repurchases.

Synergies

The Merger is expected to create substantial value for the shareholders of Enlarged Tele2 through synergies resulting from the coordination of the operations of the two companies and through the significant expansion of Enlarged Tele2’s addressable customer segments in Sweden compared to Tele2’s and Com Hem’s standalone. In total, annual synergies are estimated to be around SEK 900 million to be achieved within five years after Completion of the Merger.

OPEX and CAPEX synergies

Total OPEX and CAPEX synergies resulting from the Merger are estimated to be approximately half of total annual synergies, with the bulk generated from OPEX synergies. The majority of Enlarged Tele2’s expected OPEX synergies are anticipated to arise from network, IT and infrastructure efficiencies, optimization of customer care, sales and marketing as well as management and administrative function cost reductions. Expected CAPEX synergies include optimization of investments in IT and network. It is projected that the full effect of the OPEX and CAPEX synergies will be achieved five years after Completion of the Merger. A majority of OPEX and CAPEX synergies are expected to be realized within three years following Completion of the Merger.

Revenue synergies

Total revenue synergies, in terms of impact on adjusted EBITDA, resulting from the Merger are estimated to be approximately half of total annual synergies. The majority of the expected revenue synergies are anticipated to arise as a result of accelerated growth for Enlarged Tele2 driven by, inter alia, the opportunity to offer a full range of complementary connectivity and digital services to the Swedish market and by cross-selling to each company’s customer base. It is projected that the full effect of the revenue synergies will be achieved five years after Completion of the Merger.

Integration costs

The integration of operations will commence immediately after the Merger is completed, and it is expected that Enlarged Tele2 will start to achieve synergies from the first year following Completion of the Merger. Integration costs to realize the synergies have been estimated at around SEK 600 million in total, of which the vast majority are expected to be incurred during the first three years post Completion of the Merger.

Business Overview

Enlarged Tele2 will be a European telecommunications operator, with a clear focus on the Baltic Sea region. Enlarged Tele2 will offer mobile services, broadband, digital TV & play, fixed telephony, data network services, global Internet of Things (“IoT”) solutions and network operator services to more than 19 million customers, when the number of Tele2 customers (including customers in the Netherlands, which is reported as discontinued operations) customer subscriptions in Com Hem’s Com Hem and Boxer Segments and Com Hem’s unique B2B customers are aggregated, without accounting for possible overlap, based on Tele2 and Com Hem’s respective reports for the six months ended June 30, 2018.

Enlarged Tele2 will operate with the geographically split operating segments of Sweden, Lithuania, Latvia, Estonia, Kazakhstan, Croatia, and Germany, as well as the operating segment Other which will mainly include IoT, the parent company Tele2 AB (publ) and central functions, and other minor operations. In addition, Enlarged Tele2 will, following the expected successful completion during 2018 of the merger between Tele2 Netherlands and T-Mobile Netherlands announced on December 15, 2017, hold a 25 percent equity stake in the combined Dutch entity. Following the Merger, Sweden will be Enlarged Tele2’s largest operating segment in terms of revenue, net profit and adjusted EBITDA.

Competitive Position

Given that Com Hem operates exclusively in Sweden, the below description of Enlarged Tele2’s competitive position reflects the competitive position for the combined Swedish business. The competitive position of Enlarged Tele2’s operations outside of Sweden will not be materially affected by the contemplated Merger. Information about the current competitive positions for the operations outside of Sweden is provided in the section “Business of Tele2—Geographic Segments”.

Tele2 and Com Hem expect that Enlarged Tele2 will be a leading integrated connectivity provider on the Swedish telecommunications market. Within both mobile and fixed broadband, Enlarged Tele2 is expected to have a strong position (a combined 28 percent share and a combined 22 percent share respectively), complemented by a leading position within digital TV (combined 38 percent share), according PTS’ market share data as of December 31, 2017, based on an aggregation of Tele2’s and Com Hem’s market shares, without accounting for possible overlap. As of the date of this prospectus, Tele2 and Com Hem assess that Enlarged Tele2 will be one of three integrated companies on the Swedish telecommunications market, together with Telia Company and Telenor. In addition, there are a number of larger and smaller competitors within the individual segments of the Swedish telecommunications market, in particular within fixed broadband.

Strategy

The below description of Enlarged Tele2’s strategy reflects the strategy for Enlarged Tele2 overall and the combined Swedish business. The strategy for Enlarged Tele2’s operations outside of Sweden will not be materially affected by the contemplated Merger. Information about the current strategy for the operations outside of Sweden is provided in the section “Business of Tele2—Geographic Segments”.

Purpose and mission

Enlarged Tele2’s purpose will be to fearlessly liberate people to live a more connected life. Tele2 and Com Hem believe the connected life is a better life, and aim to make connectivity increasingly accessible to its customers, no matter where or when it is needed.

Ambition

Happiest customers – Enlarged Tele2 shall be the natural choice for all of the customers’ connectivity needs, always offering value for money.

Most engaged employees – Enlarged Tele2 shall be considered a great place to work at and as a result will attract and retain the best people who can deliver on the Group’s ambitions.

Profitable growth – Enlarged Tele2 shall have the best TSR within its peer group.

Increased focus on Sweden

The Merger will increase the focus on the Swedish market, as well as strengthen and diversify the Swedish operations, for Enlarged Tele2 vis-à-vis the two companies separately. This is in line with both Tele2’s purpose to fearlessly liberate people to live a more connected life as well as Com Hem’s overarching strategy of unleashing the power of Swedish homes and small businesses for the best possible digital quality of life.

Full range connectivity offering

By combining Tele2’s offering of mobile services and connectivity for primarily individuals and businesses with Com Hem’s fixed connectivity and TV service offering aimed primarily at households, Enlarged Tele2 will be in a position to address the full connectivity and digital entertainment needs for individuals, households and businesses.

The full range of complementary and high-quality connectivity and digital entertainment services will provide a superior seamless experience for the full household, and giving everyone in the household the power to connect whatever they want, wherever they want and whenever they want.

Most loved brands and highest customer satisfaction

Tele2 and Com Hem have both separately always believed in a customer centric approach, and Enlarged Tele2 will continue to strive to provide the best experience for its customers. Enlarged Tele2 will aim to have the most loved brands and highest customer satisfaction.

Digital operator

Enlarged Tele2 will always strive to provide the best possible experience regardless of the channel of communication. In the digital age, the online channel is increasingly important and as a result, Enlarged Tele2 will continue to promote a digital culture internally to enable a best in class online experience. Enlarged Tele2 will also continue to leverage on new technological innovations to modernize the products and services to match the changing requirements from its customers, whilst also steering towards digitalization of operations with lower production costs.

Cost efficient operations

Enlarged Tele2 will strive to be the most cost-efficient operator in the industry in order to be in a position to always provide great value to its customers. Simplification, disciplined investment, consolidation and transformation are key themes that are enabling increased efficiency. The increased scale achieved through the Merger will provide ample opportunities to further increase the effectiveness of operations as well as enable selective and optimized investments of strategic importance.

Winning people and culture

Enlarged Tele2’s culture and strong values will make the foundation for attracting and retaining driven and engaged talent. With an emphasis on leadership and embracing flexible and efficient ways of working, Enlarged Tele2 will have one of the strongest cultures and team of people in the industry.

Leverage Target and Shareholder Remuneration Framework after the Merger

On January 10, 2018, together with the announcement of the Merger, Tele2 outlined a preliminary financial target framework for Enlarged Tele2. On April 23, 2018, the Board of Directors of Tele2, in agreement with the Board of Directors of Com Hem, decided to update the preliminary financial target framework for Enlarged Tele2, by introducing new and more specific policies for financial leverage and shareholder remuneration.

The new financial leverage target and shareholder remuneration framework are as follows:

•	Enlarged Tele2 will seek to operate within a net debt/EBITDA range of between 2.5-3.0x and maintain investment grade credit metrics.

•	Enlarged Tele2’s policy will aim to maintain target leverage by distributing capital to shareholders through:

o	An ordinary dividend of at least 80 percent of equity free cash flow; and

o	Extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of EBITDA growth.

Based on this policy, Enlarged Tele2 is expected to distribute in excess of 100 percent of equity free cash flow to shareholders, through a combination of dividends and share repurchases. Tele2 and Com Hem believe that the prospects for cash returns to shareholders of the combined group, under this policy, are stronger than what could be expected for holders of Tele2 or Com Hem on a stand-alone basis.

Market Overview of Enlarged Tele2

The Macroeconomic Environment

According to the EC’s European Economic Forecast report, economic growth, measured as GDP growth, in the Euro area has been moderate over the last few years. Overall Euro area GDP growth is projected to continue to grow by 2.2 percent in 2017. However, Enlarged Tele2’s main market, Sweden, has displayed relatively higher GDP growth in recent years and is expected to grow by 3.2 percent in 2017. The growth of Swedish GDP has largely been supported by strong domestic demand, which, according to the EC is driven by an improving balance of goods and services. The level of unemployment has a direct effect on both private consumption and economic output, and therefore, as unemployment levels decrease, economic activity tends to rise, stimulating domestic demand and consumers’ willingness to spend. For the Euro area, the unemployment rate was 10.0 percent in 2016, down by 0.9 percentage points from 2015, and is expected to continue to decrease and reach 9.1 percent in 2017.

Development of GDP and unemployment 2015–2017

	GDP Growth(1)			Unemployment Rate(2)			GDP per Capita(3)
	2014-2015	2015-2016	2016-2017	2015	2016	2017	EUR 2017
Sweden	4.5 percent	3.3 percent	3.2 percent	7.4	6.9	6.6	48,172
Netherlands	2.3 percent	2.2 percent	3.2 percent	6.9	6.0	4.8	42,862
Croatia	2.3 percent	3.0 percent	3.2 percent	16.1	13.4	11.1	11,682
Lithuania	1.8 percent	2.4 percent	4.1 percent	9.1	7.9	7.3	14,713
Latvia	2.4 percent	2.3 percent	4.1 percent	9.9	9.6	8.4	13,682
Estonia	1.7 percent	2.3 percent	4.4 percent	6.2	6.8	6.9	17,398
Germany	1.7 percent	1.9 percent	2.2 percent	4.6	4.1	3.7	39,180
Euro	2.1 percent	1.8 percent	2.2 percent	10.9	10.0	9.1	32,661
Kazakhstan(4)	1.2 percent	1.1 percent	3.3 percent	5.0	5.0	5.0	7,251

(1) European Commission, AMECO database, GDP at 2010 reference levels, November 9, 2017.
(2) European Commission, AMECO database, percentage of labor force, November 9, 2017.
(3) European Commission, AMECO database, GDP at current prices per head of population, November 9, 2017.
(4) International Monetary Fund, World Economic Outlook database, April 2016. GDP growth at 2007 reference levels, unemployment as percentage of labor force and GDP per capita in current prices.
EUR/KZT exchange rate as of April 9, 2018, of 391.896 used. Source: FactSet.

The European Telecommunications Market
Telecommunication retail revenue (including Pay TV) in Western and Central and Eastern Europe, 2012–2022E

Note: Constant currency based on the annual average exchange rate for the last whole year of historical data applied to both historical and forecast data.
Source: Analysys Mason, Central and Eastern Europe/Western Europe telecoms market: trends and forecasts 2017–2022, March 2018.

The overall European telecommunications market (including Pay TV), measured in terms of retail revenue during the period 2012 to 2015 declined with a compound annual growth rate (“CAGR”) of 1.3 percent from €299 billion, to €287 billion, however has rebounded in 2016 to €291 billion, up 1 percent against the prior year figure. Analysys Mason forecasts that the overall European telecommunications market will be relatively flat with a CAGR of 0.4 percent during the period 2016-2022. However, the outlook is vastly different within different segments of the market, with the segments mobile handset data, Mobile M2M, and fixed broadband and IPTV expected to display strong growth rates during the forecast period, whilst the segments mobile voice, mobile messaging and fixed voice are expected to continue to decrease. As an effect of varying levels of maturity between Western, Central and Eastern Europe, the development in recent years, and the forecasted development in the coming years differs slightly between the regions, but many of the major industry trends are universal across all telecommunications markets.

Development in Western Europe
Telecommunication retail revenue (including Pay TV) in Western Europe, 2012–2022E

Note: Constant currency based on the annual average exchange rate for the last whole year of historical data applied to both historical and forecast data. Western Europe includes: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the UK.
Source: Analysys Mason, Western Europe telecoms market: trends and forecasts 2017–2022, March 2018.

During the period 2012 to 2016, the telecommunications (excluding pay TV) market in Western Europe declined from €222 billion to €207 billion primarily as a consequence of mobile voice and mobile messaging revenue falling with a CAGR of 11.3 percent from a combined €87 billion in 2012 to €54 billion in 2016. Mobile voice and mobile messaging which, for most European telecommunication operators, have been the traditional revenue sources have, in Tele2’s opinion, reached maturity in a number of markets in Western Europe, putting pressure on operators to adapt and invest in new revenue areas to deliver future growth.

At the same time, the growing number of smartphones and similar devices has increased the use of data intensive applications such as video streaming on mobile networks, resulting in a surge in data consumption as evident by a CAGR of 19.1 percent in mobile handset data revenue in Western Europe during the period 2012 to 2016 when the mobile handset data segment grew from €21 billion to €43 billion.

The trend seen in recent years is expected to continue based on Analysys Mason’s forecasts. The telecommunications market (including pay TV) in Western Europe as a whole is expected to display a CAGR of 0.0 percent, during the period 2016-2022, with vastly different outlooks for the different segments. Mobile voice and mobile messaging are expected to continue to decrease by a CAGR of 5.5 percent and 15.7 percent respectively whilst there will be ample opportunities for growth within the mobile handset data and Mobile M2M segments, which are expected to grow by a CAGR of 5.6 percent and 17.7 percent respectively.

Development in Central and Eastern Europe

Telecommunication retail revenue (including Pay TV) in Central and Eastern Europe, 2012–2022E

Note: Constant currency based on the annual average exchange rate for the last whole year of historical data applied to both historical and forecast data. Central and Eastern Europe includes: Albania, Belarus, Bosnia, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonia, Moldova, Montenegro, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Turkey and Ukraine.
Source: Analysys Mason, Central and Eastern Europe telecoms market: trends and forecasts 2017–2022, March 2018.

During the period 2012 to 2016, the telecommunications market (including Pay TV) in Central and Eastern Europe increased from €49 billion to €53 billion primarily on the back of increased revenue generation from the mobile handset data and Mobile M2M segments, which increased with a CAGR of 30.2 percent and 34.4 percent respectively. Similar to the development in Western Europe, but not as dramatic, mobile voice and mobile messaging were among the segments that experienced the greatest decline, decreasing with a CAGR of 5.0 percent during the period, as OTT players offering substitute services for traditional voice and messaging services entered the market.

During the forecast period 2016 to 2022, the Central and Eastern European telecommunications market (including Pay TV) is expected to increase to €57 billion, representing a CAGR of 1.1 percent. The number of smartphones as a percentage of total handsets is expected to increase from approximately 49 percent in 2016 to approximately 82 percent in 2022, compared with Western European levels, where the number of smartphones as a percentage of total handsets in 2016 was approximately 76 percent and is expected to reach 95 percent in 2022. Consequently, mobile handset data will be an important growth segment for telecommunications operators in the forecast period up to 2022, growing with a CAGR of 6.5 percent from 2016 across Europe. Another important growth segment is the Mobile M2M segment which is forecasted to grow by a CAGR of 17.6 percent during the period 2016 to 2022. Traditional mobile voice and messaging revenue is forecasted to continue to decline at a combined CAGR of 6.3 percent during the period 2016 to 2022, primarily as a result of continued price competition.

The Telecommunications Market in Sweden

Telecommunications retail revenue (including Pay TV) in Sweden, 2012–2022E

Source: Analysys Mason, Western Europe telecoms market: trends and forecasts 2017–2022, March 2018.

The overall telecommunications market (including Pay TV) in Sweden has been flat over the past few years, growing at a CAGR of 0.3 percent between 2012 and 2016. The pay TV segment is expected to be flat between 2016 and 2022 with a CAGR of negative 0.1 percent. The fixed broadband and IPTV segment is expected to grow at a CAGR of 3.0 percent between 2016 and 2022. Markets such as fixed voice and mobile voice and messaging are expected to decline, however the aforementioned growth areas contributed to the overall stability of the market. Ovum forecasts however that the mobile market (including data, voice and messaging) in Sweden is to grow at a CAGR of 1.4 percent between the years 2016 and 2022.

The Wireless Market

At the end of 2017, there were 14.4 million active customers for mobile services in Sweden which represented a 2 percent decrease on 2016. Postpaid customers increased by 1 percent to 11.0 million. In addition there were also 3.4 million prepaid customers at the end of 2017.

Number of mobile customers, 000’s

Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

4G services continued to see an increase, with 7.5 million customers as at 2016, a rise of 22 percent year on year. Of all data contracts, 4G offerings at the end of 2016 represented about 62 percent of subscriptions. Mobile call traffic increased in 2016 by 2 percent to 40.0 billion outgoing minutes representing 79 percent of all call minutes (both fixed and mobile), a rise from 75 percent in the prior year. The number of calls made rose to 10.2 billion, an increase of 2 percent representing an average of 67 calls per month which was in line with 2015.

Volume of data per month by type (2016-2017), GB
Type of Subscription (Gbyte)	Data Volume (Gbyte/Month)	Increase (percent)
Mobile subscription (private and corporate) both voice and data	4.1	44
Private Mobile subscription with both voice and data	4.8	47
Mobile broadband data	13.6	17

Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

Data traffic in mobile networks in Sweden increased again in 2017 to 831 thousand TB (4G data made up 681 thousand TB or 82 percent of this) from 639 thousand TB in 2016, representing an increase of 30 percent.

Volume of data transfer, TB
Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

Income from wireless services (both voice and data) increased in 2017 to SEK 30.8 billion, an increase of 2 percent over the previous year. This income is split into fixed fees (i.e. contract charges) and variable charges (anything not included in the customer’s bundle). The income from fixed charges rose 4 percent to SEK 25.6 billion and the income from variable charges declined 7 percent to SEK 5.2 billion. The percentage of total revenue is dominated by fixed charges and this proportion has risen to almost 83 percent in 2017. This is due to the fact that wireless operators are transferring to a data based business model without variable voice fees and with lower roaming prices.

Mobile income evolution, split by fixed and variable charges, SEK million
Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

Share of mobile market based on customers, percent
Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018. Tele2 is pro forma for TDC.

The Fixed Broadband Market

Subscriptions for fixed broadband in Sweden were 3.9 million in 2017, a rise of 5 percent since 2016. The majority of these subscriptions came from fiber or fiber LAN which represented 62 percent (2.4 million), which grew 18 percent year on year. Cable broadband customers remained flat at 680 thousand whilst xDSL continued to decrease, with a 19 percent drop year on year.

Subscription development for retail broadband

Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

Income from fixed broadband in 2017 amounted to SEK 12.4 billion which is an 8 percent increase from 2016, which was SEK 11.0 billion. Of this income, fiber accounted for 53 percent, xDSL was 29 percent and income from broadband subscriptions via cable TV networks was 16 percent.

Income split from the end customer, SEK million
Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

Share of fixed broadband market based on customer, percent
Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

The Fixed Line Telephony Market

Subscriptions for fixed line telephony services were 2.6 million in 2017, down from 3.1 million in 2016, a fall of 16 percent. Traditional connections via ISDN and PSTN have been falling since 2010, IP telephony subscriptions decreased 12 percent to 1.5 million in 2017.

The number of outgoing call minutes fell 20 percent in 2017 to 6.6 billion minutes. Income from fixed line telephone services fell to SEK 5.5 billion in 2017 from SEK 6.5 billion in 2016, a reduction of 15 percent.

Subscription development for retail fixed line telephony
Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

Share of fixed line telephony market based on customers, percent
Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

The TV Services Market

In 2017, there were 5.3 million pay TV subscriptions in Sweden, up 2 percent from the previous year. However, this includes some double-counting as some subscribers have both a collective analogue subscription and an individual household digital subscription. Analogue subscriptions can only be obtained via cable, with 2.4 million customers (a decrease of 2 percent) whilst digital pay TV subscriptions amounted to 2.9 million customers, approximately the same as last year.

TV via IPTV (TV distributed via either fiber of xDSL) increased by 11 percent to 1.2 million in 2017, with IPTV via fiber making up the majority of customers at 1.0 million (an increase of 18 percent year on year). Over the last few years, digital cable TV and analogue cable TV has remained flat in terms of number of subscriptions. Subscriptions for TV via satellite continued to decrease in 2017 reaching just under 552 thousand, a 5 percent reduction year on year. 2017 also saw a reduction in subscriptions in terrestrial TV, reaching 416 thousand subscriptions, down 12 percent on 2016.

TV customer split by distribution platform, percent
Source: PTS, “The Swedish Telecommunications Market 2016”, July 3, 2017.

Total revenue from TV services was SEK 9.8 billion in 2017, which is approximately the same as 2016. This is split by standard TV service (base package excluding add-ons that require a separate agreement i.e. Digital TV) and supplementary packages. Standard TV accounted for SEK 8.6 billion and supplementary packages for SEK 1.2 billion. Income from satellite TV decreased by 2 percent year on year to SEK 2.7 billion. Digital cable income rose 3 percent from 2016 to SEK 2.0 billion. Standard TV package via fiber increased 20 percent year on year to SEK 1.4 billion. Income from terrestrial TV fell by 11 percent to SEK 1.3 billion, income from analogue cable TV fell by 5 percent to SEK 0.9 billion while Standard TV income via xDSL fell 15 percent to SEK 360 million.

Share of digital TV market based on subscriptions, percent
Source: PTS, “The Swedish Telecommunications Market 2017”, May 25, 2018.

The Kazakhstan Telecommunications Market

The number of active SIM cards in the Kazakhstan wireless market declined at a CAGR of 1.2 percent between 2012 and 2016 according to Ovum. Customers in Kazahkstan are measured by the number of active SIM cards, as the majority of customers are prepaid. The total number of active SIM cards exceeds the total population of Kazahkstan. Ovum also reports that active SIM cards fell year on year in 2016 by 8.9 percent to 25.5 million active SIM cards. According to MarketLine voice service revenue in Kazakhstan has been growing but internet service revenue has been falling due to increased price competition. Rising inflation in the country is expected to encourage providers to raise tariffs in the future.

Key Telecommunication Industry Trends and Drivers in Europe

Tele2 has identified the following key market trends that are expected to continue to influence the telecommunications industry and Enlarged Tele2’s business.

Growing importance of data

In recent years the surge in data consumption has primarily been driven by faster fixed and mobile networks with greater geographic reach and capacity as well as changing consumer behavior. The growing number of smartphones and the increased smartphone penetration has resulted in consumers using more data intensive applications and expecting to have mobile access whenever and wherever.

According to GSMA, global data traffic volumes are forecasted to grow at a CAGR of 47 percent between 2016 and 2020, a more than seven-fold increase. However, regional variations in data usage do exist. According to Ericsson, mobile data traffic in Western Europe is expected to grow 8 times between 2016 and 2022 compared with 5 times for North America and 11 times for CEMA.

Tele2 believes that the growing importance of data presents both challenges and opportunities for telecommunication operators in the coming years and that the key success factor will be telecommunication operators’ ability to monetize the strong growth in data traffic. As illustrated in the chart below, mobile handset data as a percentage of total mobile revenue for telecommunication operators are expected to increase by 16.9 percent points from 38.6 percent in 2016 to 55.4 percent by 2022. Furthermore, the expected increased smartphone penetration in Central and Eastern Europe is also expected to support the growth in mobile data usage.

Data share of mobile revenue, 2012 – 2022E, percent
Note: Retail mobile revenue from handset data as a share of total retail mobile revenue.
Source: Analysys Mason, Central and Eastern Europe/Western Europe telecoms market: trends and forecasts 2017–2022, March 2018.

Smartphone share of handsets, 2012 – 2022E, percent
Note: Smartphone share of handsets measured as the total number of smartphone handsets divided by the total number of handsets.
Source: Analysys Mason, Central and Eastern Europe/Western Europe telecoms market: trends and forecasts 2017–2022, March 2018.

Consolidation

Pressure for consolidation remains high in the European telecommunications industry, in particular as a result of high investment needs for network build-out in the transition to 5G and increased fixed-mobile convergence, and as certain smaller market participants have failed to reach critical mass. In addition, digitalization of the entire economy, exponential growth in data usage as well as an ever growing demand for higher download and upload speeds, further feeds the need for network investments.

Merger notifications in the electronic communications sector have been subject to close scrutiny over the last few years at both the Swedish and European Union level.

The EC closely investigates mobile mergers where the number of operators in a country is reduced from four to three, and is prepared to intervene when the executive body sees no direct benefits for end customers and foresees higher retail prices for customers. This led to the failed merger between Telia Company and Telenor in Denmark in the second half of 2015 and the disapproval of a merger between Hutchison 3G and O2 in the UK in the second quarter of 2016. However, the EC assesses notified concentrations on a case-by-case approach, and did approve the merger between Hutchison and Veon in Italy, be it under the condition of significant remedies. It also approved the deal between Hutchison and O2 in Ireland (second quarter 2014), Hutchison and Orange in Austria (first quarter 2013) and Telefonica Deutschland and E-Plus in Germany (second half 2014) with only light remedies imposed. Moreover, the EC has assessed fixed-mobile mergers on a number of occasions. For example, in August 2016, the merger of Vodafone’s and Liberty Global’s operations in the Netherlands was cleared by the EC with the remedy that Vodafone divest its competing retail consumer fixed line business. The EC also approved British Telecom’s takeover of Everything Everywhere in the first half of 2016 as well as Vodafone’s takeover of Kabel Deutschland in Germany in the second half of 2013.

Continued network development and technology innovation

As demand for data increases rapidly in the coming years, telecommunication operators will have to continue to be at the forefront in terms of network performance to be able to provide customers with an excellent, efficient, and customer friendly data experience. Tele2 expects focus to be on network development around mobile and fixed access solutions that enables even faster, more flexible and secure transfer of data.

According to GSMA, telecommunication operators globally have invested more than USD 1.2 trillion in CAPEX to increase network capacity and deploy mobile broadband since 2010. However, CAPEX levels according to GSMA peaked in 2015 and declined by 6 percent in 2016, primarily as a consequence of many telecommunication operators in these countries being early in the roll-out of 4G networks and having now finished their network improvements. Going forward, GSMA expects CAPEX levels for telecommunication operators to continue to decline (though at a slower rate) before returning to growth in 2020 as a result of the rollout of 5G in advanced markets.

Fixed Mobile Convergence

Fixed mobile convergence is a growing trend across Western Europe, with operators combining wireless and fixed businesses in countries such as the UK, Germany, Spain and the Netherlands to offer consumers bundled telecommunication products. This has been driven by the consumers desire to receive services from a single operator with an “all-in-one” price. Services can be offered via “double play” (two products bundled together e.g. mobile and broadband), “triple play” (three products bundled together e.g. mobile, broadband and TV) and finally “quad play” (all four telecommunications products in one bundle e.g. mobile, broadband, TV and fixed telephony).

GSMA notes several benefits of fixed-mobile convergence including improved customer retention for those receiving bundled products, enhanced user experience as well as future proofing against disruptive technology. With integrated operators having the network infrastructure as well a broad product offering, it positions them for digitalization and 5G and the expected move to a wider communications ecosystem and IoT.

Digitalization

Digitalization, the use of digital technologies to change a business model, is a theme that is happening across all industries, including telecommunications. This transformation can both create new growth opportunities and be used as a tool to drive efficiency and productivity. For telecommunication operators, digitalization has several effects, for example on which channels they interact with customers through and what kind of products & services the customers demand.

Internet of Things

The IoT market is experiencing a strong growth that is forecasted to continue over a foreseeable future with global IoT revenue according to McKinsey, expected to more than double during the period from 2015 to 2020, going from USD 900 billion in 2015 to potentially $3.8 trillion in 2020. Ericsson predicts that the number of connected devices will rise from 16 billion in 2016 to 29 billion in 2022. The IoT market is still in an early phase, with technical standards being developed by a need for low power and low cost sensors. The IoT value chain is composed of hardware, connectivity, value added services, system integration and vertical application suppliers.

Viewing preferences and OTT services

Across the industry, and in Sweden in particular, there has been a general shift of viewing habits for consumers. The amount of content being consumed in the linear form has been flat or is declining, whilst OTT services such as “on demand” have been increasing.

According to Frost & Sullivan research, the European OTT market was valued at €4.3 billion in 2016, a 40 percent increase on the previous year. Increasing smartphone penetration and smart TVs have caused a shift in viewing patterns for customers with Frost & Sullivan estimating that 65 percent of all internet users are active video viewers through some sort of connected device. Frost & Sullivan report that a favorable regulatory environment has also led to a burgeoning of OTT services aiding the shift in viewing patterns and providing greater alternatives for consumers with less interest in traditional TV. They conclude that Europe is a well-developed market in OTT and is attractive for future consolidation and convergence.

Key trends going forward, according to Credence Research, include an increased focus on HD content, rising internet penetration worldwide, cloud based delivery of OTT content and partnerships / M&A with others in the OTT ecosystem. Credence Research expects the OTT market to grow at a CAGR of 14.4 percent between 2016 and 2023.

Telecommunications Regulation in Sweden and the European Union

Providers of telecommunications services, such as Tele2 and Com Hem, and, following the Merger, Enlarged Tele2, are subject to various regulatory requirements and obligations including electronic communications and media laws, competition law as well as technical and other regulations.

In general, electronic communications laws apply to the establishment and operation of technical infrastructure used for communication, whereas media laws apply to the content of such communication. In addition, competition law is also generally applicable.

Regulatory framework

Publicly available electronic communications services and electronic communication networks are subject to the EU Framework (as defined below) as well as the Electronic Communications Act and related regulations.

The EU Framework consists of the Framework Directive (2002/21/EC), the Authorisation Directive (2002/20/EC), the Access Directive (2002/19/EC), the Universal Service Directive (2002/22/EC) and the Directive on Privacy and Electronic Communications (2002/58/EC). In addition, the Competition Directive (2002/77/EC) is generally also considered to be a part of the EU Framework (collectively, the “EU Framework”).

In November 2009, the European Parliament, following a proposal by the EC, passed legislation (Directive 2009/140/EC and 2009/136/EC), amending certain directives within the EU Framework in order to, among other things, enhance competition and to strengthen consumer rights in Europe’s telecommunications markets and to facilitate access to high-speed broadband connections (the “Amendment Directives”). The Amendment Directives entered into force on December 19, 2009.

Moreover, the EU legislature has passed regulations regarding roaming and net neutrality. In particular, Regulation (EU) 2015/2120 whose aim is to abolish roaming charges (RLAH) and lay down measures concerning open internet access. Further, the Radio Equipment Directive (2014/53/EU), implemented into through the Swedish Radio Equipment Act which entered into force on June 13, 2016, introduced rules on making available on the market and putting into service in the Union of radio equipment.

In this context, it should also be mentioned that the GDPR, which has applied since May 25, 2018, and which introduced key changes to the processing of personal data and the free movement of such data. Further, the EC currently aims at updating the legal framework on ePrivacy and is in the process of drafting a proposal for a Regulation on Privacy and Electronic Communications. More, the EC currently aims, within the Digital Single Market initiative, at updating the entire EU Framework and introduce a European Electronic Communications Code (the “EECC”). The EECC is currently being negotiated between the EU institutions with the aim of reaching a political agreement before the 2018 summer recess.  Moreover, the EU intends to limit the price that providers may charge on consumers for intra-EU calls and SMS, which can have a negative impact on Enlarged Tele2.

In Sweden, the EU framework is mainly implemented through the Electronic Communications Act. The Electronic Communications Act contains provisions regarding, among other things, (i) the establishment and powers of a regulatory authority; (ii) notification and license requirements; (iii) access to and interconnection of electronic communications networks; (iv) procedures for assessing significant market power; (v) consumer rights; and (vi) processing of personal data. In addition, the regulatory authority, PTS, has issued regulations which contain further and more detailed provisions in respect of and in addition to certain sections of the Electronic Communications Act.

For the purpose of implementing the Amendment Directives into Swedish law, certain amendments to the Electronic Communications Act took effect on July 1, 2011 (the “Amendments to the Electronic Communications Act”). In addition to changes to EU legislation, the Electronic Communications Act is amended on an on-going basis due to changes in Swedish political priorities.

The regulatory authority

PTS is an independent governmental authority responsible for the regulation and supervision of the Swedish electronic communications market. PTS has various powers with respect to the enforcement of the Electronic Communications Act and regulations through e.g. orders and conditional fines.

The Electronic Communications Act authorizes PTS to, among other things, order operators to grant third-party access to markets where there is lack of competition. In such cases, PTS will carry out a market analysis, identify operators with SMP, and analyze suitable remedies that may be imposed to enhance competition.

Decisions by PTS may be challenged before the Administrative Court in Stockholm (Förvaltningsrätten i Stockholm), as the court of first instance, and appealed to the Administrative Court of Appeal in Stockholm (Kammarrätten i Stockholm), which is the final court of appeal.

In January 2018, PTS submitted a legislative proposal to the Swedish government, where it proposed it should be empowered to, in case of breach of telecommunication regulations, among other things, impose fines up to 10 percent of a company’s annual turnover. At the time of writing, it is unclear if and when the proposed amendments will enter into force.

Notifications and licenses

The provision of electronic communications networks and electronic communications services do not require any licenses from PTS. However, operators that provide publicly available communication networks and publicly available electronic communications services must notify PTS prior to the commencement of business activities. Operators subject to a notification requirement must pay certain fees to PTS, the calculation of which is based on the operator’s annual turnover.

The use of radio frequencies and telephone numbers from the national numbering plan on the other hand, requires a license from PTS. In cases of shortage of frequencies, licenses are awarded by PTS in a public tender process, auctions or “beauty contests”. PTS may also grant permission to trade licenses. In the most recent decision from PTS, licenses have been awarded on a technology neutral basis, i.e., it has not been a prerequisite that the license be used for a specific technology.

Access to radio frequencies, i.e. spectrum, is vital in order for Enlarged Tele2 to conduct  a substantial part of its business. A failure to obtain a spectrum license, as well as the award of such license to one of Enlarged Tele2’s competitors would increase the competition Enlarged Tele2 faces in the provision of mobile services, and may have significant consequences for Enlarged Tele2. Granting of licenses to, or amending or revoking of licenses of, Enlarged Tele2 or other parties, could adversely affect Enlarged Tele2’s business and results of operations.

A spectrum auction may also result in burdensome conditions for the winning bidder. Examples of conditions which could have adverse effects are comprehensive coverage obligations, short time limits and excessive technical conditions. Preparations for spectrum auctions may be time consuming and extended. The timing and terms of spectrum auctions in different countries may vary and impact the number of participants and winning bidders. If any of these risks were to materialize, it could have a material adverse effect on Enlarged Tele2’s business, financial condition and results of operations.

Numbers and number portability

Under the Electronic Communications Act, an operator must ensure that subscribers can retain his or her telephone number when changing to another service provider (“porting”). Following amendments to the Electronic Communications Act, this requirement has become more stringent such that the porting of numbers and subsequent activation of numbers must be carried out within the shortest possible time and that, under all circumstances, a new number must be activated within one working day from the date a subscriber signs an agreement to port a number to a new operator. In the case of delay or the prevention of porting, a subscriber will be entitled to compensation from the operator.

PTS is also responsible for the Swedish national numbering plan. PTS assigns telephone numbers to telecommunications network operators and telecommunications service providers. When assigning telephone numbers (for example, local telephone numbers for subscribers or a technical number in order to implement number portability), operators / providers must comply with certain conditions (for example, with regard to the transfer of telephone numbers), as set out in PTS numbering regulation.

Access to and interconnection of electronic communications networks

Access to electronic communications networks can generally be defined as the making available of facilities and/or services to another undertaking, under defined conditions, on either an exclusive or non-exclusive basis, for the purpose of providing electronic communications services. Interconnection, in turn, can generally be defined as the physical and logical linking of public communications networks used by the same or a different undertaking in order to allow the users of one undertaking to communicate with users of the same or another undertaking, or to access services provided by another undertaking. The Electronic Communications Act contains a number of provisions regarding access to and interconnection of electronic communications networks. Key provisions are briefly summarized below.

Under the Electronic Communications Act, operators of public communications networks have an obligation to negotiate interconnection with other parties who intend to provide publicly available electronic communications services. Moreover, an operator with control over subscriber access may be obliged to, at market rates, offer interconnection or to take another necessary measure required for allowing end users to reach each other.

Moreover, PTS can, based on an application from another undertaking, order an operator to, at market rates, share its proprietary wiring inside buildings (up to the first concentration or distribution point where this is located outside the building), where this is justified on the grounds that the duplication of the infrastructure would be economically inefficient or physically impracticable. Further, the Electronic Communications Act empowers PTS to, based on an application from another undertaking, oblige an operator to, at market rates, provide access to the co-location of equipment or other forms of property or equipment sharing for the purpose of protecting the environment, public health, public security or meeting town and country planning.

On April 15, 2014, the European Parliament approved a directive aimed at reducing the costs of deploying high-speed broadband network. In Sweden, the directive has been implemented through the Act on Measures for Deployment of Broadband Networks (Lag om åtgärder för utbyggnad av bredbandsnät) which entered into force on July 1, 2016. The directive provides, that Member States shall ensure that, upon written request of an undertaking providing, or authorized to provide, public communications networks, any network operator has the obligation to meet all reasonable requests for access to its physical infrastructure under fair and reasonable terms and conditions, including price, with a view towards deploying elements of high-speed electronic communications networks.

As a network owner, Enlarged Tele2 may be made subject to requests and obligations such as the ones outlined above.

In addition, and as described immediately below, operators who are considered to have SMP may be made subject to further obligations.

Obligations for operators with significant market power

As mentioned above, PTS is the responsible for the supervision of the Swedish electronic communications market, which includes the identification of operators with SMP. A key element in PTS’ assessment is the determination of certain market definitions, which set out the boundaries of each relevant market that may be subject ex ante regulation, and market analyses procedures related thereto. PTS’ market analyses and decisions on significant market power as well as on obligations for operators with significant market power shall be revaluated every three years.

PTS’s market analyses must be carried out based on the EC’s recommendation regarding the product and service markets in the electronic communications sector that should be subject to access regulation due to lack of competition (the “Recommendation”). On February 14, 2018, the EC published drafts of revised SMP Guidelines and its accompanying Explanatory Note. On April 27, 2018, the EC presented a new proposal to revise SMP Guidelines for national regulators, taking into account a public consultation running from March to June 2017, an external study, and an opinion of the Body of European Regulators for Electronic Communications (“BEREC”). Although amendments to the Guidelines do not entail any automatic amendment to the Recommendation, any future amendment to the Recommendation will affect PTS’ future market analyses.

In addition to the markets set out in the Recommendation, PTS may also determine that other markets should be subject to access regulation. In order to impose access regulations on such other markets, PTS must conclude that high and non-transitory barriers to entry exist, that there is no tendency towards enhanced competition and that general competition laws are not sufficient to remedy the lack of competition on the relevant market. Moreover, according to the proposed SMP Guidelines, PTS must, inter alia, consider the fact that product substitutability between different services may arise through OTT and converged technologies when defining the relevant product market. Bundled products have also been included in the non-exhaustive criteria to assess the market power of an undertaking. In 2016, PTS concluded that the market defined as “broadcasting transmission services to deliver broadcast content to subscribers on the wholesale level” (Former Market 18 under the Recommendation, but removed from the Recommendation in 2007), should continue to be subject to access regulation on the Swedish market nationwide. However, PTS decided to deregulate the market for wholesale central access (Market 3b under the Recommendation) in 2015.

The Access Directive and Electronic Communications Act include an exhaustive list of obligations that PTS may impose on operators of public electronic communication networks with significant market power. Imposed obligations shall be based on the nature of the problem identified, proportionate and justified. PTS may impose obligations for a provider with SMP status to (i) publish a reference offer; (ii) apply non-discriminatory terms and conditions; (iii) separate accounts in relation to specified activities related to interconnection and/or access; (iv) meet reasonable requests for access to, and use of, specific network elements and associated facilities, e.g., provision of specified services on a wholesale basis for resale by third parties; and (v) apply a cost recovery mechanism or cost oriented pricing for specific types of interconnection and / or access. In exceptional cases, PTS may also impose on vertically integrated operators an obligation (i) to grant access and (ii) an obligation to organisationally separate the business units to which the obligation relates (functional separation) in such a manner that the businesses are run as independent business units and, in particular, ensure the aim of non-discrimination and transparency. PTS may also prohibit an operator with SMP to charge excessive access prices for its services.

A vertically integrated operator may also be ordered to functionally separate its network operations from its retail operations, although this is considered a “measure of last resort” and has never been imposed by PTS thus far.

The table below illustrates the markets currently regulated by PTS as well as the corresponding markets in the Recommendation.

Currently regulated by PTS (Sweden)	Recommendation
Call termination on individual public telephone networks provided at a fixed location (Market 1)	Wholesale call termination on individual public telephone networks provided at a fixed location (Market 1)
Call termination on mobile networks (Market 2)	Wholesale voice call termination on individual mobile networks (Market 2)
Wholesale local access provided at a fixed location (Market 3a)	Wholesale local access provided at a fixed location (Market 3a)
N/A (Wholesale central access was deregulated by PTS in 2015)	Wholesale central access provided at a fixed location for mass-market products (Market 3b)
N/A (High-quality access was deregulated by PTS in 2017)	Wholesale high-quality access provided at a fixed location (Market 4)
Wholesale broadcasting transmission of national analogue terrestrial radio to end-users in Sweden and in the terrestrial network	N/A (Former Market 18 under the Recommendation, but removed by the Commission in 2007)

Tele2 is currently considered to have SMP on Market 1 and Market 2. Com Hem is considered to have SMP on Market 1. Thus, Enlarged Tele2 will be considered to have SMP on Market 1 and Market 2.

Regulated markets in Sweden

Market 1: Call termination at fixed location

In line with its previous decision in 2009, PTS, in 2017, concluded that within Market 1, all network operators connecting calls to their subscribers should be considered to have SMP, on the basis that each individual network is considered a separate market where the owner/service provider enjoys a monopoly in terminating calls. PTS has imposed a number of obligations on the operators within Market 1 in an effort to prevent behaviour that could restrict competition.

Enlarged Tele2 will continue to be considered to have SMP in Market 1, and will be subject to access regulation within that market. Enlarged Tele2 will thus be obliged to:

•	comply with reasonable requests from other operators, requesting call termination to their subscribers;

•	deal with requests from other operators in a non-discriminatory manner allowing the requesting operators to use the network in an efficient way; and,

•
apply a fair and reasonable price for call termination. PTS has stated that the price will be deemed fair and reasonable where it is not higher than the cost-oriented price that Telia Company may charge for call termination/origination. The cost for the call termination is calculated by the use of a long run incremental cost, or LRIC, model produced and updated each year by PTS. The prices may not exceed the prices set out in Annex 2 to PTS’ decision.

Market 2: Call termination on mobile networks

In 2016, PTS concluded that Tele2 has SMP in Market 2. Enlarged Tele2 will continue to be considered to have SMP in Market 2, and will be subject to access regulation within that market. Enlarged Tele2 will thus be obliged to, among other things:

•	comply with reasonable interconnection requests from other operators, including direct interconnection of communications networks at technically and economically reasonable costs;

•	offer mobile call termination on Enlarged Tele2’s network at cost oriented prices based on PTS’ LRIC model;

•	apply non-discriminatory conditions, i.e. apply equivalent conditions in equivalent circumstances and not favour its own subsidiaries or partners; and,

•	publish a reference offer.

Market 3a: Wholesale local access provided at a fixed location

In 2015, PTS concluded that within Market 3a (wholesale local network infrastructure access)) Telia Company had SMP and therefore required Telia Company, including its subsidiaries (Skanova AB among others), on a nationwide basis, to grant third parties access to its copper and fiber based access network. The intention of PTS is to enable competitors to set up their own products and access bitstream services, i.e. high speed access in an already existing/Telia Company’s local access network, with the aim of strengthening the competitors that depend on the infrastructure of Telia Company and thereby enhance competition.

PTS further concluded that the market for hybrid-fiber coaxial technology, i.e., cable television, should not be considered as part of Market 3a, since neither full nor shared access to cable TV networks meets the distinctive features of wholesale local access to network infrastructure. Consequently, cable television is not included in the access regulations in force on Market 3a.

In its 2015 decision concerning Telia Company for Market 3a, PTS determined the relevant retail and wholesale markets to correspond to the existing regulation from 2010, that the market shall be national and finally that Telia Company will remain an operator with SMP. However, based on EC recommendation on “consistent non-discrimination obligations and costing methodologies to promote competition and enhance the broadband investment environment” dated September 11, 2013, PTS decided to implement Equivalence of Input (EOI) obligations regarding fiber access and, after ensuring compliance of those obligations by Telia Company, remove price regulation on fiber access on December 1, 2016. An EOI obligation requires an operator with SMP to make available exactly the same access to products externally and internally over the same ordering and information system and on the same terms. An EOI obligation requires an operator with SMP to make significant adaptions to its ordering and information system. It is likely more costly for the SMP operator to apply EOI than a less restrictive non-discriminating obligation. On December 1, 2016, a new obligation of “economic replicability” came into force, in addition to the already existing EOI-obligation, implying that Telia Company, when providing access to its fiber network to other operators, shall apply prices that enable operators to compete with Telia Company at the retail level. In June 2017, PTS concluded that Telia Company’s prices were economically replicable and therefore decided that it was not necessary to impose any further obligations on Telia Company.

Access to Telia Company’s networks in equal terms with Telia Company is an important prerequisite for other operators in order to compete with Telia Company with broadband services offerings to consumers. With recent years’ development regarding fiber expansion to residential districts, demand for such services has increased considerably. It is therefore crucial that Telia Company offers network access to other operators on equal terms with its own retail arm, such as to Enlarged Tele2, in order to ensure effective competition on the market for broadband services. A possible deregulation of the market and/or a discriminatory application of Telia Company’s obligations may constitute a risk to Enlarged Tele2’s operations.

Market for broadcasting transmission services to deliver broadcast content to subscribers on the wholesale level

In 2016, PTS concluded that the terrestrial broadcaster Teracom has SMP. PTS has required Teracom to grant access for the broadcasting of such radio and television as may be received by subscribers free of charge and to apply cost-oriented prices (based on fully distributed cost) for the service upon any reasonable request from a holder of a broadcasting license.

Possible future regulation

PTS is currently considering new SMP decisions for Markets 3a and 3b, which it intends to issue in 2018. In 2017, PTS published proposed market definitions for wholesale local network infrastructure access and conducted a public consultation regarding the proposed definition.

On the retail level, PTS proposed a market delineation based on fiber based access and cable networks on the one hand, and copper based access networks on the other. On the wholesale level, PTS proposed a delineation of Market 3a based (i) physical and virtual fiber access to SDUs; (ii) physical and virtual fiber access to MDUs; and (iii) physical and virtual fiber copper access. Market 3b, in turn, was proposed to be delineated based on (i) virtual fiber / cable access; and (ii) virtual copper access.

The exact scope of PTS’ new SMP decision for Markets 3a and 3b is still unclear. However, according to PTS, the analyses performed to date indicate that the SDU/MDU distinction seems to be less relevant on the wholesale level on than the retail level.

The outcome of PTS’ assessment, be it regulation or deregulation, with regard to Markets 3a and 3b may affect Enlarged Tele2’s possibilities to access necessary networks as well Enlarged Tele2’s possible obligations to grant access. For instance, in the case of deregulation, Telia Company may not provide physical access or raise prices of continued provision of physical access which may have a negative impact on Enlarged Tele2’s abilities to offer services on fiber based networks.

Consumer rights

Pursuant to the Electronic Communications Act, Enlarged Tele2 must comply with various provisions for the special protection of end-users (subscribers) regarding, among other things, the content of agreements, which must include inter alia: (i) the identification of the service provider; (ii) a description of services; and, (iii) the quality of services. In addition, general consumer protection laws must be complied with when providing services to consumers.

For the purpose of strengthening consumers’ rights, the Amendments to the Electronic Communications Act provide, inter alia, that operators providing electronic communications services to consumers must offer end-users the possibility to subscribe to a contract with a maximum term of 12 months and contracts concluded between consumers and operators providing electronic communications services must not have an initial commitment period exceeding 24 months.

Furthermore, the Electronic Communications Act was amended on May 1, 2014, providing, inter alia, a limitation of the notice period to 1 month for contracts concluded between consumers and providers of electronic communications services. Previous standard practice for most operators was 3 months’ notice period. The amendment also entails an obligation for operators providing publicly available electronic communications service that have entered into an agreement with a consumer about subscriptions with a fixed period, coupled with the provision of terminal equipment, to remove operator locks free of charge and without delay upon the request of the consumer at the end of the introductory period.

Operators must also comply with the requirements stipulated in the Distance Contracts Act (SFS 2005:89 the “DCA”) when canvassing by telephone. According to recently approved amendments to the DCA, which will enter into force on September 1, 2018, a contract concluded through telemarketing is only valid once the consumer, after the call, has signed a written agreement, thereby accepting the operator’s tender for services, which may be effected by email, mail or text message.

Processing of personal data and privacy issues

Each provider of electronic communications services must maintain “communication privacy”. This means that the content and detailed circumstances of communication, in particular the fact whether or not a person is or was engaged in a communication activity, must not be disclosed to third parties. In addition, each operator must protect the personal data and traffic data of subscribers and users in connection with the collection and processing of such data.

Each provider of electronic communications services must make appropriate technical arrangements or take other measures in order to protect the privacy of personal and traffic data and data processing systems against unauthorized access. A provider of electronic communications services must notify any unlawful transfer or leakage of processed traffic data to individuals affected by such transfer or leakage.

On April 27, 2016, the European Parliament adopted the GDPR. The GDPR has introduced key changes to processing of personal data, including: increased territorial scope (extra-territorial applicability of the GDPR); strengthening of national data protection authorities and the introduction of two levels of penalties (first, up to €10 million or up to 2 percent of the company’s global annual turnover of the previous financial year, whichever is higher; second, up to €20 million or up to 4 percent of the company’s global annual turnover of the previous financial year, whichever is higher); and, strengthened conditions for consent.

As already mentioned, the EC currently also aims at updating the legal framework on ePrivacy and is in the process of drafting a proposal for a Regulation on Privacy and Electronic Communications. Key points for the regulation on high level of privacy rules for all electronic communications include: privacy rules applicable to new players providing electronic communications services (e.g. WhatsApp, Facebook Messenger and Skype); guaranteed privacy for communications content and metadata (e.g. time of a call and location); and, more effective enforcement.

The Electronic Communications Act requires network operators and service providers to conduct their operations in such a manner that court decisions regarding the interception and monitoring of electronic communications may be executed without being disclosed and that the content of and information about the intercepted communication is made available to the certain authorities, e.g the police and prosecution authorities, in an easy manner. Operators are entitled to request reasonable compensation for such assistance.

As regards data retention, the Swedish government published its Official Report SOU 2017:75 (Sw: Datalagring – brottsbekämpning och integritet) in October 2017. The report proposes a reformed retention obligation, a prohibition of retention outside Sweden and an advanced review of decisions pursuant to the Act (2012:278) on Acquiring Information about Electronic Communication in the Law Enforcement Agencies’ Intelligence Activities. The proposals are based on the interpretation of EU law by the Court of Justice of the European Union (CJEU) in its Tele2 judgment (C-203/15), according to which generalized and indiscriminate surveillance is not permissible under EU law.

The proposals stipulate that access to retained traffic and location data should be given only for prevention of serious crime. ‘Serious crime’ refers to the categories of crime for which secret surveillance of electronic communications is currently permitted and also for retrieval of data on electronic communications in the law enforcement agencies’ intelligence activities. The proposals in the report should enter into force on December 1, 2018.

In November 2017, the Swedish government published its Official Report 2017:89 (Sw: Hemlig dataavläsning – ett viktigt verktyg i kampen mot allvarlig brottslighet), in which the government proposes that law enforcement authorities should be empowered to secretly view and take part of information conveyed through electronic communications services.

The on-going reforms may cause additional compliance costs due to new equipment, personnel and/or routines which may be required in Enlarged Tele2’s operations. More, the new penalty provisions included in the GDPR raise the overall risks associated with non-compliance of privacy rules.

Net neutrality

The concept of network neutrality is based on the principle that all Internet traffic should be treated equally regardless of sender, recipient, platform or content. Network neutrality also includes transparency aspects regarding, inter alia, operators’ traffic management and agreements with end customers. Provision on net neutrality are found in Regulation (EU) 2015/2120 laying down measures concerning open internet access, which entered into force on April 30, 2016.

National Regulatory Authorities (NRAs) have the powers and the obligation to assess traffic management, commercial practices and agreements and to effectively enforce the Regulation. NRAs also have to ensure that the quality of the internet access service reflects advances in technology. They are empowered to set minimum quality of service requirements on Internet access providers and other appropriate measures to ensure that all end-users enjoy an open Internet access service of good quality. On August 30, 2016, BEREC, in close cooperation with the EC and after having consulted stakeholders, issued guidelines for the implementation of the obligations of NRAs in order to contribute to the consistent application of the Regulation. Although the guidelines are not legally binding, they help NRAs to assess inter alia agreements and commercial practices and “specialized services” against a common benchmark, and to reach consistent decisions and enforcement actions.

According to Article 5 of the Regulation, NRAs have to closely monitor and ensure compliance with the provisions on open internet. NRAs are requested to publish annual reports and share these with the Commission and BEREC. The first set of reports covers the first 12 months of applicability of the open internet rules, i.e. from end of April 2016 to end of April 2017.

The Swedish market for internet access services is characterized by good accessibility for end users both in terms of fixed and mobile broadband. Furthermore, the end users’ availability of the latest technologies and most future proof access forms, fiber and 4G technology (LTE) is relatively good. Market players are investing in order to meet increasing demand for higher bandwidth and transmission speed.

Net neutrality is particularly relevant in relation to so-called “zero-rating services”. Zero-rating is a contractual model, in which data usage of certain applications or services (selected by the operator) are not counted against the monthly contracted data volume included in the subscription for the internet access service. Even though zero-rating is not formally prohibited by Regulation 2015/2120, a zero-rated offer may be unlawful if it implies that certain internet traffic is treated unequally. Business models with zero-rating offers are currently not provided for fixed internet access services. PTS has not found any reason to review any specific offer on the fixed broadband market. However, on the Swedish mobile market, PTS has investigated zero-rating offers from Telia Company and Tre. While the investigation of Tre’s offer was written-off, the investigation against Telia Company resulted in an order to amend the offered zero-rated services. Telia Company has appealed PTS’ decision to the Administrative Court in Stockholm.

There are still uncertainties surrounding net neutrality regulations, as they have only been in force for two years. The outcome of Telia Company’s appeal is still unknown but may, together with PTS’ future application of the net neutrality provisions in other cases, affect and / or limit, future offers of Enlarged Tele2.

Roaming

Since the entry into force of Regulation (EU) 2015/2120 and RLAH on June 15, 2017, customers now pay domestic prices, irrespective of where they are travelling in the EU for phone-calls, SMS and mobile internet. If a customer has unlimited calls and SMS, they will get unlimited calls and SMS when roaming in the EU. However if a person has unlimited mobile data or very cheap mobile data at home, the operator may apply a safeguard (fair use) limit on data use while roaming. If so, the operator will have to inform the customer in advance about such a limit and alert them when they reach this limit.

The EU rules ensure that such a roaming data limit should cover the normal usage patterns of most travelers. If a person reaches the limit, they can continue to use data roaming for a very small fee: currently up to 6€/GB + VAT. As long as customers travel periodically and spend more time in the home country than abroad over any 4-month period, they can fully benefit from Roam Like at Home. If a customer gets charged extra, the customer should first contest those charges with the operator, who should have a complaints procedure in place. If the operator persists, the customer should refer to the national telecoms regulator, who will settle the case.

The industry is expected to see continued downward revenue pressure because of the removal of roaming surcharges. For more information, see “Operating and Financial Review and Prospectus of Tele2 – Key Factors Affecting Results of Operations”.

Media regulation

The aim of Swedish media policy is to support freedom of expression, diversity and the independence of and accessibility to mass media, as well as to combat harmful elements in mass media.

The Audiovisual Media Services Directive (2010/13/EU) was transposed into Swedish law by the Swedish Radio and Television Act, which entered into force on August 1, 2010 (the “Radio and Television Act”). The Radio and Television Act covers all audiovisual media services and includes provisions regarding advertisement technologies, provisions for license obligations and on license transfers for broadcasting radio and television programs.

The Swedish Press and Broadcasting Authority (Myndigheten för press, radio och TV) (the “SBA”) is the governmental authority for the broadcasting market. The SBA grants licenses for broadcasting services, designates local cable broadcasting companies, issues regulations on television standards and exercises a supervisory role in this area. The SBA also monitors developments in the media field.

Broadcasting of television and radio via cable, IP-networks or satellite is not subject to any license requirements. Broadcasting via cable (except for mere retransmission) and, under certain circumstances, satellite broadcasting must be registered with the SBA. The provision of VoD services requires registration with the SBA.

Broadcasting of radio and television via the digital terrestrial network (DTT) requires a license from the SBA. The SBA charges the applicant for a permit to broadcast TV, searchable text TV and digital commercial radio and a notification fee equal to the SBA’s costs for processing the matter as well as fees governing consents to the transfer of such licenses.

The Swedish TV market is characterized by a rapid fiber build-out resulting in a significant overbuild between infrastructures while guaranteeing consumer choice regarding TV services as well as shifting the balance away from legacy technologies such as DTT and DTH. Moreover, the fiber build-out has spurred and contributed to the rapid development of so-called Over-the-top-services (“OTT services”), i.e. media distribution practices that allow a streaming content provider to sell audio, video, and other media services directly to the consumer over the internet via streaming media as a standalone product, sidestepping telecommunications, cable or broadcast television service providers that traditionally act as a controller or distributor of such content. The fact that OTT services allow consumers and broadcasters alike to bypass traditional TV distributors brings an additional competitive constraint to bear on the latter.

An owner or operator of a fixed electronic communications network, such as Enlarged Tele2, which is used for public broadcasting of television in Sweden, must broadcast public service channels, i.e., SVT1 and SVT2, SVT24, Kunskapskanalen and Barnkanalen free of charge for the end customer. In general, television channels acquire the relevant licenses and pay all copyright fees for the broadcast content that are necessary for a network operator to distribute the channels via different platforms, including cable and IP television.

ENLARGED TELE2 UNAUDITED PRO FORMA FINANCIAL INFORMATION

On January 9, 2018, the Board of Directors of Tele2 and the Board of Directors of Com Hem entered into a Merger Agreement and agreed on a Merger Plan, pursuant to which Tele2 and Com Hem have agreed to combine their business operations through a statutory merger in accordance with the Swedish Companies Act. The Merger will be implemented by Tele2 absorbing Com Hem. The Merger is further described on page 40.

The unaudited pro forma financial information is comprised of (i) the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2017, after giving effect to the Merger as if it had occurred on January 1, 2017, (ii) the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2018, after giving effect to the Merger as if it had occurred on January 1, 2017, and (iii) the unaudited pro forma condensed consolidated balance sheet as of June 30, 2018 as if the Merger had occurred on June 30, 2018 (together, the “Unaudited Pro Forma Financial Information”).

The Unaudited Pro Forma Financial Information has been prepared using the acquisition method of accounting in accordance with IFRS, under which the assets and liabilities of Com Hem are recorded by Tele2 at their respective fair values as at the date the Merger was completed. The pro forma adjustments are provisional and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Com Hem Acquisition. Pro forma adjustments reflected in the pro forma financial information are based on items that are factually supportable, directly attributable to the Merger and are expected to have a continuing impact on the consolidated entity.

The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2017 has been prepared based on (i) the historical audited consolidated financial statements of Tele2 as at and for the year ended December 31, 2017 and (ii) the historical audited consolidated financial statements of Com Hem as at and for year ended December 31, 2017 included in this prospectus.

The unaudited pro forma condensed consolidated financial information as at and for the six months ended June 30, 2018 have been prepared based on (i) the historical unaudited condensed consolidated financial statements of Tele2 as at and for the six months ended June 30, 2018 and (ii) the historical unaudited condensed consolidated financial statements of Com Hem as at and for the six months ended June 30, 2018 included in this prospectus. The historical audited consolidated income statement for Tele2 for the year ended December 31, 2017 and the historical audited consolidated income statement for Com Hem for the year ended December 31, 2017 were prepared in accordance with IFRS on a basis consistent with the accounting policies and presentation adopted by Tele2.

The historical unaudited condensed consolidated financial statements for Tele2 as at and for the six months ended June 30, 2018 and the historical unaudited condensed consolidated financial statements for Com Hem as at and for the six months ended June 30, 2018 were prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting.

The Unaudited Pro Forma Financial Information has been prepared using the acquisition method of accounting in accordance with IFRS, the accounting for the acquisition is dependent upon certain valuations that are preliminary and subject to change. Tele2 will finalize amounts as it obtains the information necessary to complete the measurement processes. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing the Unaudited Pro Forma Financial Information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and Tele2’s future results of operations and financial position.

The Unaudited Pro Forma Financial Information have been prepared by Tele2 management in accordance with SEC Regulation S-X Article 11 for illustrative purposes only. The Unaudited Pro forma Financial Information does not purport to represent what the actual results of operations of Tele2 would have been had the Merger occurred on the respective dates assumed, nor is it indicative of the future results of the consolidated company. The unaudited pro forma consolidated income statement for the year ended December 31, 2017 and the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2018 do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Merger. The pro forma adjustments reflected in the accompanying Unaudited Pro Forma Financial Information reflect estimates and assumptions made by Tele2 management that they believe to be reasonable.

The Unaudited Pro Forma Financial Information should be read in conjunction with the information contained in “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” “Selected Historical Consolidated Financial Data of Tele2,” “Selected Historical Consolidated Financial and Other Data of Com Hem,” “Business of Tele2,” “Business of Com Hem”and the historical consolidated financial statements of Tele2 and Com Hem included elsewhere in this prospectus.

Enlarged Tele2 Unaudited Pro Forma Condensed Consolidated Income Statement for the Six Months Ended June 30, 2018

	Historical financial information
SEK million (except share and per share amounts)	Tele2	Com Hem (Note 2)	Pro forma adjustments—Merger (Note 3)	Note		Pro forma consolidated income statement
CONTINUING OPERATIONS
Revenues	12,751	3,599	-			16,350
Cost of services provided and equipment sold	(7,492)	(1,990)	(388)	3 (A	)	(9,870)
Gross profit	5,259	1,609	(388)			6,480
Selling expenses	(2,016)	(951)	-			(2,967)
Administrative expenses	(1,086)	(217)	(24)	3 (i	)	(1,327)
Result from shares in joint ventures and associated companies	14	-	-			14
Other operating income	106	-	-			106
Other operating expenses	(233)	(5)	160	3 (ii)		(78)
Operating profit	2,044	436	(252)			2,228
Interest income	12	-	-			12
Interest expenses	(180)	(223)	(49)	3 (iii)		(452)
Other financial items	(165)	-	14	3 (ii)		(151)
Profit after financial items	1,711	213	(287)			1,637
Income tax	(416)	(21)	63	3 (iv)		(374)
NET PROFIT FROM CONTINUING OPERATIONS	1,295	192	(224)			1,263

ATTRIBUTABLE TO
Equity holders of the parent company	1,257	192	(224)			1,225
Non-controlling interests	38	-	-			38
NET PROFIT	1,295	192	(224)			1,263

Earnings per share
Number of shares, weighted average	502,895,254	-	183,441,585	3 (v	)	686,336,839
Number of shares after dilution, weighted average	506,057,689	-	183,441,585	3 (v	)	689,499,274

Earnings per share (SEK)	2.50	-	(0.72)	3 (v	)	1.78
Earnings per share, after dilution (SEK)	2.49	-	(0.71)	3 (v	)	1.78

Enlarged Tele2 Unaudited Pro Forma Condensed Consolidated Combined Income Statement for the year ended December 31, 2017

	Historical financial information
SEK million (except share and per share amounts)	Tele2	Com Hem (Note 4)	Pro forma adjustments—Merger (Note 5)	Note		Pro forma consolidated income statement
CONTINUING OPERATIONS
Revenues	24,786	7,136	-			31,922
Cost of services provided and equipment sold	(14,610)	(4,039)	(775)	5(A	)	(19,424)
Gross profit	10,176	3,097	(775)			12,498
Selling expenses	(4,223)	(1,867)	-			(6,090)
Administrative expenses	(2,432)	(330)	(48)	5(i	)	(2,810)
Other operating income	134	34	-			168
Other operating expenses	(69)	(22)	20	5(ii)		(71)
Operating profit	3,586	912	(803)			3,695
Interest income	24	3	-			27
Interest expenses	(342)	(308)	(70)	5(iii)		(720)
Other financial items	(338)	(104)	-			(442)
Profit after financial items	2,930	503	(873)			2,560
Income tax	(519)	(132)	197	5(iv)		(454)
NET PROFIT FROM CONTINUING OPERATIONS	2,411	371	(676)			2,106

ATTRIBUTABLE TO
Equity holders of the parent company	2,383	371	(676)			2,078
Non-controlling interests	28	-	-			28
NET PROFIT	2,411	371	(676)			2,106

Earnings per share
Number of shares, weighted average	502,614,759	-	183,441,585	5(v	)	668,056,344
Number of shares after dilution, weighted average	505,637,139	-	183,441,585	5(v	)	689,078,724

Earnings per share (SEK)	4.79	-	(1.76)	5(v	)	3.03
Earnings per share, after dilution (SEK)	4.78	-	(1.76)	5(v	)	3.02

Enlarged Tele2 Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2018

	Historical financial information
SEK million	Tele2	Com Hem (Note 6)	Pro forma adjustments—Merger (Note 7)	Note		Pro forma consolidated balance sheet
ASSETS

NON-CURRENT ASSETS
Goodwill	5,683	11,321	16,597	7(iii	)	33,601
Other intangible assets	4,075	4,324	11,380	7(i	)	19,779
Intangible assets	9,758	15,645	27,977			53,380
Tangible assets	8,698	1,448	-			10,146
Financial assets	939	-	-			939
Capitalized contract costs	327	-	-			327
Deferred tax assets	1,864	-	-			1,864
NON-CURRENT ASSETS	21,586	17,093	27,977			66,656

CURRENT ASSETS
Inventories	797	-	-			797
Current receivables	6,766	537	-			7,303
Current investments	70	-	-			70
Cash and cash equivalents	248	410	-			658
CURRENT ASSETS	7,881	947	-			8,828

ASSETS CLASSIFIED AS HELD FOR SALE	10,530	-	-			10,530

ASSETS	39,997	18,040	27,977			86,014

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company	16,782	3,132	18,747			38,661
Non-controlling interests	(80)	-	-			(80)
EQUITY	16,702	3,132	18,747			38,581

NON-CURRENT LIABILITIES
Interest-bearing liabilities	11,044	10,430	6,546	7(iv	)	28,020
Non-interest-bearing liabilities	988	670	2,504	7(ii	)	4,162
NON-CURRENT LIABILITIES	12,032	11,100	9,050			32,182

CURRENT LIABILITIES
Interest-bearing liabilities	2,607	1,100	-			3,707
Non-interest-bearing liabilities	6,536	2,708	180	7(v	)	9,424
CURRENT LIABILITIES	9,143	3,808	180			13,131

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,120	-	-			2,120

EQUITY AND LIABILITIES	39,997	18,040	27,977			86,014

Notes to Enlarged Tele2 Unaudited Pro Forma Condensed Combined Financial Statements

1.	Basis of presentation

This Unaudited Pro Forma Financial Information is based on the Tele2 and the Com Hem historical financial information as adjusted to give effect to the Merger. The unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2018 and the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2017 give effect to the Merger as if it had occurred on January 1, 2017. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2018 gives effect to the Merger as if it had occurred on June 30, 2018.

2.	Com Hem historical unaudited condensed consolidated income statement for the six months ended June 30, 2018

No material differences between Tele2 and Com Hem’s accounting policies have been identified, thus no reclassifications have been done to Com Hem’s historical unaudited condensed consolidated income statement for the six months ended June 30, 2018. Further review of Com Hem’s detailed accounting policies may identify differences between the accounting policies of the two companies that, when conformed, could have an impact on the financial statements of the combined company. At this time, Tele2 is not aware of any differences that would have a material impact on the financial statements of the combined company.

3.	Preliminary purchase price allocation

a.	Impact on the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2018

The unaudited pro forma for the six months ended June 30, 2018 financial information has been prepared on the basis that the Merger will be treated as a business combination in accordance with IFRS, under which the assets and liabilities of Com Hem are recorded by Tele2 at their respective fair values determined on a provisional basis as at the date the Merger is completed. The excess purchase consideration over the fair value of the identifiable assets and liabilities, including other intangibles, of the Com Hem has been attributed to goodwill. The fair value adjustments, when finalized, may be material.

The preliminary Merger Consideration comprises the following as of July 26, 2018:

Number of Tele2 Class B Shares to be issued	183,441,585
Tele2 Class B price per share, SEK	120.25

Fair value of Tele2 Class B shares, SEK million	22,059
Cash to be paid to Com Hem stockholders, SEK million	6,546
Total consideration, SEK million	28,605

The estimated consideration of SEK 28,605 million is based on the closing price of Tele2 B shares of SEK 120.25 on July 26, 2018. The value of purchase price consideration and resulting goodwill will change based on fluctuations in the price of Tele2 B shares and the number of Com Hem shares outstanding on the closing date. Tele2 believes that a 10% change in the price of Tele2 B shares is reasonably possible based on Tele2’s average historical share price volatility. The impact of this change is as follows:

	Pro forma	Share price +10%	Share price -10%
Tele2 B share price, SEK	120.25	132.28	108.23
Fair value of Tele2 B shares, SEK million	22,059	24,265	19,853
Goodwill, SEK million	27,918	30,124	25,712

b.	Impact of purchase price allocation on the unaudited pro forma consolidated condensed income statement for the six months ended June 30, 2018

The historical amortization expense has been adjusted for the fair value adjustments related to the acquired intangible assets as if the assets had been acquired on January 1, 2017.

The following table details the impact of these adjustments on the unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2018:

Asset type	Historical cost (SEK million)	Fair value (SEK million)	Adjustment (SEK million)	Estimated useful life (years)	Line item impacted in unaudited pro forma consolidated condensed income statement	Amount of adjustment (SEK million)	Note
Customer relations	4,061	12,805	8,744	8-10	Cost of services provided	(286)	(A)
Brands	792	2,331	1,539	5-15	Cost of services provided	(102)	(A)
						(388)

(A)
The cost of services provided relates to customer relations and brands as part of the Merger. The pro forma adjustments are based on current estimates and may not reflect actual amortization once the purchase price allocation is finalized.

(i)	New compensation arrangements

An adjustment of SEK (24) million has been reflected in the unaudited pro forma A condensed consolidated income statement to reflect the recurring impact of new compensation arrangements entered into in conjunction with the Merger agreement  for certain key employees.

(ii)	Merger related costs

We incurred a total of SEK 160 million in transaction costs and SEK 14 million in financing costs during the six months ended June 30, 2018 in relation to the Merger. Adjustments in total of SEK 174 million have been reflected in the unaudited pro forma condensed consolidated income statement to reverse these charges as these are non-recurring charges that are direct and incremental as an effect of the Merger.

(iii)	Financing costs Com Hem

An adjustment of SEK (49) million for the six months ended June 30, 2018 and SEK (70) million for full year 2017 has been reflected in the unaudited pro forma condensed consolidated income statement for the estimated interest expense on the estimated borrowings incurred for the settlement of the Cash Consideration to Com Hem shareholders in the amount of SEK 6,546 million. The adjustment assumes that Tele2’s existing credit facility has been utilized to finance the settlement of the Cash Consideration to Com Hem shareholders and that the Com Hem existing financing has not been refinanced. In accordance with the existing credit facility agreement an interest and commitment fee expense adjustment is calculated based on a combination of central bank interest rate levels and Tele2’s leverage, defined as net debt to EBITDA, which has not assumed repayment of any of Tele2’s or Com Hem’s existing debt. Accordingly, actual historical central bank rates for the six months ended June 30, 2018 and the increased pro forma condensed consolidated leverage have been used as assumptions for the interest rate calculations used in the adjustments. Adjustments to interest expense would be SEK 0.8 million higher for the six months ended June 30, 2018 if interest rates during the six months ended June 30, 2018 had been 1/8% higher. A decrease in interest rates of 1/8% does not have full impact on interest expense due to interest rate floor provisions in existing loan agreements.

(iv)	Income tax

Adjustments to income tax of SEK 63 million reflects the estimated income tax impact of the pro forma adjustments (based on the statutory tax rate for Sweden of 22 percent where these adjustments are reasonably expected to occur), primarily related to amortization of intangible assets, adjustment of recurring costs and interest expenses on borrowings and the elimination of transaction costs.

(v)	Weighted average number of shares

The unaudited pro forma combined basic and diluted earnings per share calculations for the periods presented have been adjusted to reflect the issuance of 183,441,585 Tele2 B shares as Non-Cash Consideration.

4.	Com Hem historical consolidated income statement for the year ended December 31, 2017

No material differences between Tele2 and Com Hem’s accounting policies have been identified, thus no reclassifications have been done to Com Hem’s historical consolidated income statement for the year ended December 31, 2017. Further review of Com Hem’s detailed accounting policies may identify differences between the accounting policies of the two companies that, when conformed, could have an impact on the financial statements of the combined company. At this time, Tele2 is not aware of any differences that would have a material impact on the financial statements of the combined company.

5.	Preliminary purchase price allocation – impact on the unaudited pro forma consolidated income statement for the year ended December 31, 2017

The preliminary allocation of the purchase price to Com Hem’s assets and liabilities as of the acquisition date is summarized in Note 3.

a.	Impact of purchase price allocation on the unaudited pro forma consolidated income statement for the year ended December 31, 2017

The historical amortization expense has been adjusted for the fair value adjustments related to the acquired intangible assets as if the assets had been acquired on January 1, 2017.

The following table details the impact of these adjustments on the unaudited pro forma condensed consolidated condensed income statement for the year ended December 31, 2017:

Asset type	Historical cost (SEK million)	Fair value (SEK million)	Adjustment (SEK million)	Estimated useful life (years)	Line item impacted in unaudited pro forma consolidated income statement	Amount of adjustment (SEK million)	Note
Customer relations	4,061	12,805	8,744	8-10	Cost of services provided	(572)	(A)
Brands	792	2,331	1,539	5-15	Cost of services provided	(203)	(A)
						(775)

(A)
The cost of services provided relates to customer relations and brands as part of the Merger. The pro forma adjustments are based on current estimates and may not reflect actual amortization once the purchase price allocation is finalized.

(i)	New compensation arrangements

An adjustment of SEK (48) million has been reflected in the unaudited pro forma condensed consolidated income statement to reflect the recurring impact of new compensation arrangements entered into in conjunction with the Merger Agreement for certain key employees.

(ii)	Merger related costs

We incurred a total of SEK 20 million in transaction costs during the year ended December 31, 2017 in relation to the Merger. An adjustment of SEK (20) million has been reflected in the unaudited pro forma consolidated income statement to reverse these charges as these are nonrecurring charges that are direct and incremental to the Merger.

(iii)	Financing costs Com Hem

An adjustment of SEK (70) million has been reflected in the unaudited pro forma condensed consolidated income statement for the estimated interest expense on the estimated borrowings incurred for Cash Consideration of SEK 6,546 million. Refer to note 3(iii) for details regarding financing cost assumptions. Adjustments to interest expense would be SEK 1.5 million higher for the year ended December 31, 2017 if interest rates had been 1/8% higher. An increase in interest of 1/8% does not have full impact on interest expense due to interest rate floor provisions in existing loan agreements.

(iv)	Income tax

Adjustments of SEK 197 million to income tax reflects the estimated income tax impact of the pro forma adjustments (based on the statutory tax rate for Sweden of 22 percent where these adjustments are reasonably expected to occur), primarily related to amortization of intangible assets, adjustment of recurring costs and interest expenses on borrowings and the elimination of transaction costs.

(v)	Weighted average number of shares

The unaudited pro forma combined basic and diluted earnings per share calculations for the periods presented have been adjusted to reflect the issuance of 183,441,585 Tele2 B shares as Non-Cash Consideration.

6.	Com Hem historical unaudited condensed consolidated balance sheet as of June 30, 2018

No material differences between Tele2 and Com Hem’s accounting policies have been identified, thus no reclassifications have been done to Com Hem’s historical unaudited condensed consolidated balance sheet as of June 30, 2018. Further review of Com Hem’s detailed accounting policies may identify differences between the accounting policies of the two companies that, when conformed, could have an impact on the financial statements of the combined company. At this time, Tele2 is not aware of any differences that would have a material impact on the financial statements of the combined company.

7.	Preliminary purchase price allocation – impact on the unaudited pro forma condensed consolidated balance sheet

The transaction has been accounted for using the acquisition method of accounting with Tele2 as the accounting acquirer. The preliminary allocation of the purchase price to Com Hem’s assets and liabilities as of June 30, 2018, is summarized below.

SEK million	Fair value	Pro forma adjustment	Note
Other intangible assets	15,704	11,380	(i)
Tangible assets	1,448	-
Current receivables	537	-
Cash and cash equivalents	410	-
Non-current interest-bearing liabilities	(10,430)	-
Non-current non-interest bearing liabilities	(3,174)	(2,504)	(ii)
Current interest-bearing liabilities	(1,100)	-
Current non-interest-bearing liabilities	(2,708)	-
Net assets acquired	687	8,876
Goodwill	27,918	16,597	(iii)
Total consideration	28,605	25,473	(3)

(i)	Other intangible assets

Adjustment to Other intangible assets reflects the adjustment of identifiable intangible assets acquired by Tele2 to their estimated fair values. As part of the preliminary valuation analysis, Tele2 identified intangible assets, including customer relations and trade names. The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of expected future cash flows.

Since all information required to perform a detailed valuation analysis of Com Hem’s intangible assets could not be obtained as of the date of this filing, for purposes of these unaudited pro forma condensed combined financial statements, Tele2 used the Multi-period excess earnings method for the valuation of Customer relations and the Relief from royalty method for the valuation of the trade names Com Hem and Boxer.

Adjustments are based on Tele2’s preliminary estimates and assumptions that are subject to change. The following adjustments impact the unaudited condensed consolidated pro forma balance sheet as of June 30, 2018:

Other intangible assets consists of (SEK million):

	Fair value	Carrying value	Pro forma adjustment
Customer relations	12,805	2,964	9,841
The Trade names (Com Hem/Boxer)	2,331	792	1,539
Other intangible assets	568	568	-
Total	15,704	4,324	11,380

(ii)	Non-current non-interest bearing liabilities

Adjustment to Deferred tax liability of SEK 2,504 million is calculated on the adjustment of Other intangible assets (i) of SEK 11,380 million using the statutory tax rate for Sweden of 22 percent.

(iii)	Goodwill

The value of goodwill reflects synergies expected to be generated from the merger of the two organizations with regards to operational costs, capital expenditures and revenue synergies.

(iv)	Non-current Interest-bearing liabilities

Adjustments to Non-current Interest-bearing liabilities consist of the expected borrowings incurred for the Cash Consideration of SEK 6,546 million. Please see note 3 above for a description of assumption of the purchase price consideration.

(v)	Current Non-interest-bearing liabilities

Adjustments to Current Non-interest-bearing liabilities have been made for estimated payables for non-recurring transaction costs related to the Merger of SEK 166 million, consisting of financial and legal advisory fees and financing costs.

Adjustments to Current Non-interest-bearing liabilities have been made for payables for estimated non-recurring costs for the Integration incentive plan of SEK 66 million.

Adjustments of SEK (52) million has been made to reflect income tax on the estimated transaction costs and recurring costs above based on statutory tax rate for Sweden of 22 percent where these adjustments are reasonably expected to occur.

COMPARATIVE PER SHARE DATA

The following table includes per share information for Tele2 and Com Hem on a historical basis, on an unaudited pro forma combined basis for Tele2 and equivalent information per Com Hem share, assuming 100 percent of the Com Hem shares are exchanged into Tele2 B shares and cash at an exchange ratio of 1.0374 Tele2 B shares and SEK 37.02 in cash for each Com Hem share.

The information set out below should be read in conjunction with the unaudited interim consolidated financial statements and related notes of Tele2 as at and for the six months ended June 30, 2018, the audited consolidated financial statements and related notes of as at and Tele2 for the years ended December 31, 2017, 2016 and 2015, the unaudited interim condensed consolidated financial statements and related notes of Com Hem as at and for the six months ended June 30, 2018, the audited consolidated financial statements and related notes of Com Hem as at and for the year ended December 31, 2017 as well as financial information contained in the section “Enlarged Tele2 Unaudited Pro Forma Condensed Combined Financial Information.” See “Where You Can Find More Information.”

The following unaudited pro forma per share information has been prepared in accordance with the rules and regulations of the SEC, and is presented for informational purposes only. You should not rely on the unaudited pro forma combined amounts as being necessarily indicative of the results of operations that would have been reported by Tele2 had the Merger been in effect during 2017 or that may be reported in the future. The unaudited pro forma combined per share information, although helpful in illustrating the financial characteristics of Tele2 under one set of assumptions, does not reflect the benefits of any cost savings, opportunities to earn additional revenue or other factors that may result as a consequence of the Merger, or the impact of the remaining transaction-related costs for Tele2 and Com Hem. These costs for the six months ended June 30, 2018 have been accounted for in the unaudited pro forma condensed combined balance sheet as at June 30, 2018, but not in the unaudited pro forma condensed combined income statement for the six months ended June 30, 2018 or for the year ended December 31, 2017. Accordingly, the unaudited pro forma information does not attempt to predict or suggest future results. See “Enlarged Tele2 Unaudited Pro Forma Condensed Combined Financial Information” for a more complete discussion.

Information presented in the tables below reflects the following:

•	The historical number of outstanding shares of Tele2 and Com Hem, respectively, has been extracted from the consolidated financial statements of Tele2 and Com Hem.

•
The historical book value per share is computed by dividing, in the case of Tele2, total equity attributable to Tele2 shareholders by the number of Tele2 shares outstanding, and, in the case of Com Hem, the total equity attributable to Com Hem shareholders by the number of Com Hem shares outstanding, both as at June 30, 2018 and December 31, 2017 as applicable.

•	Pro forma combined basic and diluted earnings per share are based on the combined results of Tele2 and Com Hem.

•
Pro forma combined amounts are presented as if the Merger had been effective as at January 1, 2017 for the income statement and as at June 30, 2018 for the balance sheet presented based on the acquisition method.

•
Pro forma combined per Com Hem equivalent share data set forth below shows the effect of the Merger from the perspective of a Com Hem shareholder that is entitled to receive the Merger Consideration. The information was calculated by multiplying the unaudited pro forma combined per share data for Tele2’s shares by the Merger Consideration exchange ratio of 1.0374 of a Tele2 B share per Com Hem share, which does not include the SEK 37.02 per Com Hem share Cash Consideration portion of the Merger Consideration.

	Tele2 Historical Data	Com Hem Historical Data	Unaudited Pro Forma Combined – Historical	Unaudited Pro Forma Com Hem Equivalent – Historical
As at and for the six months ended June 30, 2018	(SEK)
Basic earnings per share from continuing operations	2.50	1.08	1.78	1.85
Diluted earnings per share from continuing operations	2.49	1.08	1.78	1.85
Cash dividend declared per share	—	6.00	—	—
Book value per share	33.35	17.71	56.30	58.41

As at and for the year ended December 31, 2017
Basic earnings per share from continuing operations	4.79	2.04	3.03	3.14
Diluted earnings per share from continuing operations	4.78	2.04	3.02	3.13
Cash dividend declared per share	4.00	4.00	4.00	4.15
Book value per share	34.31	24.32	—	—

RECENT MARKET PRICES

The table below sets out the closing price per share of Tele2 B shares on Nasdaq Stockholm and of Com Hem shares on Nasdaq Stockholm on (a) January 9, 2018, the last full trading day prior to the public announcement of the Merger, and (b) July 26, 2018, the last practicable trading day prior to the date of this prospectus.

The table below also presents the implied equivalent value per share for Com Hem shares, calculated by multiplying the closing market price per Tele2 B share by the exchange ratio of 1.0374 (rounded to the fourth decimal place) Tele2 B shares per Com Hem share, and then adding to that amount the cash portion of the consideration of SEK 37.02 for each Com Hem share.

Amounts in euro and U.S. dollar have been translated from SEK at the exchange rate of $0.1222 per SEK 1.00 and €0.1019 per SEK 1.00 on January 9, 2018 and $0.1137 per SEK 1.00 and €0.0975 per SEK 1.00 on July 26, 2018, respectively.

	Tele2 B shares			Com Hem shares			Implied equivalent value per share
	(SEK)	($)	(€)	(SEK)	($)	(€)	(SEK)	($)	(€)
Date:
January 9, 2018	105.05	12.84	10.70	130.60	15.96	13.31	146.00	17.85	14.88
July 26, 2018	120.25	13.67	11.72	159.60	18.15	15.56	161.77	18.39	15.77

The market prices of Tele2 B shares and Com Hem shares are likely to fluctuate prior to the date of registration of the Merger and cannot be predicted. Tele2 urges you to obtain current market quotations for Tele2 B shares and Com Hem shares before making a decision with respect to the Merger.

EXCHANGE RATES

The consolidated financial statements of Tele2 are presented in Swedish Krona (SEK). The exchange rate for SEK against the euro and against the U.S. dollar on July 26, 2018 was SEK 10.2550 per €1.00 and SEK 8.7922 per $1.00, respectively. We have set forth in the tables below, for the periods and dates indicated, the high, low, average and period end exchange rates as published by Bloomberg, for cable transfers of euro and U.S. dollar expressed as SEK per €1.00 and $1.00, respectively.

	SEK per €1.00
	High	Low	Average(1)	Period End
Year
2013	9.0884	8.2821	8.6678	8.8605
2014	9.5608	8.7589	9.1164	9.4390
2015	9.6419	9.1025	9.3367	9.1880
2016	9.9634	9.1499	9.4744	9.5828
2017	10.0255	9.4146	9.6518	9.8329

Month
January 2018	9.8515	9.7684	9.8161	9.7837
February 2018	10.0987	9.8082	9.9391	10.0987
March 2018	10.2806	10.0634	10.1629	10.2806
April 2018	10.5906	10.2605	10.3805	10.5906
May 2018	10.6554	10.1950	10.3497	10.2950
June 2018	10.4536	10.1225	10.2817	10.4536
July 2018 (through July 26, 2018)	10.4416	10.2387	10.3116	10.2550

(1)	The average of the exchange rates on the last business day of each month for the relevant annual period and on each business day for any other period.

	SEK per $1.00
	High	Low	Average(1)	Period End
Year
2013	6.8088	6.2865	6.5181	6.4259
2014	7.8535	6.3358	6.9208	7.8000
2015	8.8301	7.8992	8.4663	8.4554
2016	9.3890	7.9719	8.5944	9.0866
2017	9.1494	7.9113	8.4874	8.1794

Month
January 2018	8.2428	7.8543	8.0449	7.8805
February 2018	8.2716	7.8601	8.0501	8.2716
March 2018	8.3569	8.1544	8.2386	8.3408
April 2018	8.7522	8.3142	8.4556	8.7522
May 2018	8.9507	8.5982	8.7561	8.8209
June 2018	9.0121	8.6091	8.8052	8.9524
July 2018 (through July 26, 2018)	9.0014	8.7172	8.8274	8.7922

(1)	The average of the exchange rates on the last business day of each month for the relevant annual period and on each business day for any other period.

BUSINESS OF TELE2

At the time of the publication of this prospectus, the Merger between Tele2 and Com Hem is not completed and the process of integrating Com Hem into Tele2’s Swedish operations has not begun. The information in this section solely contains information about Tele2’s continuing operations prior to the Merger, unless otherwise stated. On December 15, 2017, Tele2 announced that Tele2 and Deutsche Telekom had agreed to combine Tele2 Netherlands and T-Mobile Netherlands. Upon completion of the transaction, which is subject to regulatory approval, Tele2 will own a 25 percent share in the combined company and receive a cash payment of €190 million. The transaction is expected to close in the second half of 2018 and Tele2 Netherlands is reported as discontinued operations in the income statement for all periods presented and as an asset held for sale in the balance sheet as of December 31, 2017 and as of and for the period ended June 30, 2018. The financial information for 2016 and 2015 has been restated in order to reflect the sale of Tele2 Austria, which was divested in October 2017. Consequently, divested operations and Tele2 Netherlands are presented as discontinued operations for all periods presented, unless otherwise stated.

In this section, when referring to Tele2’s competitive position, customers are defined as number of active connections where active connections are defined as a connection that has been active during the last three months; when referring to Tele2’s share on each market the share is calculated based on operator share of total number of active mobile connections excluding M2M/IoT.

Overview

Tele2 is a European telecommunications operator and the second largest operator in Sweden in terms of mobile service revenue. Tele2 offers mobile services, fixed broadband and telephony, data network services, and global IoT solutions to 17 million customers (including approximately 1.6 million customers in Tele2 Netherlands, which is classified as discontinued operations) in eight countries. Tele2’s principal business and focus is developing mobile services on its own infrastructure, which is complemented by fixed broadband and B2B services in select countries. In 2017, mobile revenue accounted for 84 percent of revenue, and Tele2’s businesses in Sweden and the Baltics accounted for 79 percent of revenue.

In 2017, Tele2 generated revenue of SEK 24.8 billion, net profit of SEK 2,411 million, corresponding to a net profit margin of 9.7 percent and reported an Adjusted EBITDA of SEK 6.4 billion, corresponding to an Adjusted EBITDA margin of 26.0 percent.

History of Tele2

•	1986: Tele2 Sverige AB commences operations

•	1993: Tele2 launches fixed telephony in Sweden, laying the foundation of today’s Tele2

•	1996: Tele2 is listed on the O-list of Nasdaq Stockholm

•	1996 – 2000: Tele2 starts its international expansion with the launch of operations in the Netherlands, Estonia, Lithuania and Latvia

•	2001: Tele2 establishes a joint 3G network company with Telia Company in Sweden

•	2003: Tele2 launches operations in Russia with its first Russian GSM networks

•	2010: Tele2 expands its operations into Kazakhstan with the acquisition of the mobile operator NEO

•	2013: Tele2 divests its Russian Business to VTB Group

•	2015: Tele2 divests its Norwegian business to Telia Company

Tele2 launches an industry leading “4G-only” network in the Netherlands

•	2016: Tele2 completes the acquisition of TDC Sweden

Tele2 is able to offer 4G mobile services throughout its footprint

Tele2 finalizes its joint venture with Kazakhtelecom’s mobile brand Altel in Kazakhstan

•	2017: Tele2 and Deutsche Telekom announce their intention to combine operations in the Netherlands

Tele2 completes divestment of its Austrian business to Three Austria

•	2018: Tele2 and Com Hem announce their intention to combine operations

Our Business

Tele2’s business consists of developing mobile services on own infrastructure, which is complemented by fixed broadband and B2B services in select countries. Since Tele2 was founded in Sweden, it has been a competitor to the former government monopolies and other established telecommunications providers. Tele2 believes that the connected life is a better life, and going forward Tele2 plans to continue breaking down barriers to enable increased connectivity by challenging pricing and complexity, and by taking a leading position in encouraging and empowering connectivity for its customers. Tele2’s customer offering consists of mobile services, fixed broadband and telephony, data network services, and global IoT solutions. Tele2’s geographical markets are in different phases of maturity when it comes to mobile usage and demand for mobile services. They also have cultural, economic and competitive differences. Despite this they share the universal trend towards increased connectivity and mobility, which is evident in all of Tele2’s markets.

In order to tailor Tele2’s customer offering to each local market, Tele2 operates with a geographically split business model through the countries Sweden, Lithuania, Latvia, Estonia, Kazakhstan, Croatia, and Germany. For a discussion of results in each geographic segment see “Operating and Financial Review and Prospects Of Tele2—Segment Analysis.”

Products & Services

Mobile voice, messaging and data

Tele2 offers mobile telephony and mobile data services in all its markets. These services include:

•	mobile voice;

•	mobile data services, (i.e. access to the internet using a mobile handset);

•	messaging services such as SMS and MMS;

•	value-added services such as handset insurance.

The development of this service area is mainly impacted by increased smartphone penetration, increased data consumption as a result of improved quality and capabilities of handsets, increased use of data intensive applications such as video streaming as well as the improved user experience of 4G that enables much higher speeds than previous technologies.

To cater to high-demand customers, Tele2 offers unlimited products in all of its mobile markets in Europe. In many cases, Tele2 sells mobile services bundled with handsets.

Mobile broadband

Tele2 offers mobile broadband in most of its markets. Mobile broadband provides high speed connectivity for laptops, tablets, and mobile broadband routers, and is an easy and cost-efficient way to connect to the internet. In order to tailor its offering to customer needs and maintain a sustainable pricing model, Tele2 offers tiered pricing based on volume, and in select markets mobile broadband with unlimited data volume.

Fixed broadband and telephony

Tele2 offers fixed broadband and voice services to households in Sweden and Germany. These services are complementary to the mobile services strategy of Tele2. The main broadband service delivered to households is internet connectivity based on DSL technology. The interest in fixed voice services is decreasing, although it is still a source of profit for Tele2. With the necessary infrastructure already in place, limited investments are required.

B2B services

Tele2 targets business customers in most of its markets. The typical services offered are:

•	mobile telephony and data;

•	fixed broadband;

•	fixed telephony;

•	specific B2B telecommunication services (such as secure and encrypted connections and company-specific mobile network access points etc.);

•	cloud services (such as voice switching, data center services, business productivity solutions, etc.); and

•	communication as a service, whereby Tele2 hosts and manages equipment used by the customer rather than selling the equipment to the customer.

In Sweden, Tele2 offers full-scale mobile and fixed business services, to small and large companies as well as public institutions.

In October 2016, Tele2 completed the acquisition of TDC Sweden, which further strengthened the offering to Swedish business customers, in particular within the large enterprise segment, and allowed Tele2 to expand its customer offering within, for example, network as a service, unified communication and hardware.

In other markets, Tele2 offers fixed or mobile business services depending on its infrastructure and customer needs.

Internet of Things

Tele2 delivers IoT services through a dedicated business unit, Tele2 IoT, which focuses on European sales but with service provisioning capability in a global footprint to more than 160 countries.

Through Tele2’s IoT solution, business critical information can be delivered in real time, allowing customers to automate events and alarms, manage fleets of vehicles and equipment installed at remote locations, and be protected from technological malfunction or fraud, allowing that they stay on top of their business. In addition, Tele2’s offering within IoT contains a number of value-added services that support the customer’s extraction and enhancement of data from devices, such as:

•	customer specific APN/VPN connections (secure data connectivity solutions);

•	management of multiple connectivity types and services (connected device management);

•	professional services to support customers with customization or integration to the Tele2 platform;

•	education and training to get started with the IoT solution.

In August 2016, Tele2 acquired Kombridge AB and further strengthened its position within security services in the IoT space.

Geographic Segments

Sweden

Sweden is Tele2’s largest market in terms of revenue and accounted for 63 percent of revenue in 2017. It is also where Tele2’s head office is situated.

Tele2 Sweden offers Tele2’s full product range with an emphasis on mobile products and services. Tele2 Sweden operates a joint 3G network as well as a joint 2G/4G network through two separate joint operations, Svenska UMTS-nät AB (together with Telia Company) and Net4Mobility HB (together with Telenor). In December 2016, Tele2 and Telenor signed an agreement to build a common nationwide network with 5G technology within the scope of the Net4Mobility HB joint operation.

Cooperation agreement with Telia Company

Tele2 (indirectly by its subsidiary Svenska UMTS-nät Holding AB) owns 50 percent of the limited liability company Svenska UMTS nät AB (“Svenska UMTS”), whereas the remaining 50 percent of the company is owned by Telia Company (indirectly by its subsidiary Telia Sverige AB). Svenska UMTS was established in February 2001. The purpose of the cooperation agreement is to build and operate a network for 3G mobile communications. In May 2018, Tele2 Sweden and Telia Company agreed to accelerate the transition from 3G to 4G by gradually phasing out the 3G network in Svenska UMTS-nät AB. The 3G network’s over 6,000 base stations will gradually be phased out or reused in other network expansion, which is expected to result in significant cost and energy efficiency for Tele2 Sweden. Tele2 Sweden’s transition of traffic is scheduled to begin by the end of 2018 and the shift will be finalized by the end of 2025.

Cooperation with Telenor

Tele2 (indirectly by its subsidiary Interloop GSM AB) holds a 50 percent interest in Net4Mobility HB established in March 2009, whereas the remaining 50 percent of the partnership is owned by Telenor (indirectly by its subsidiary Telenor Gauntlet Holding AB). The purpose of the cooperation is to build and operate a network for 2G and 4G mobile communications. Furthermore, Tele2 and Telenor agreed in December 2016 to extend the cooperation to also include 5G.

Overview

During the first six months in 2018, Tele2 Sweden’s revenue was SEK 7,842 (2017: 7,749) million and Adjusted EBITDA amounted to SEK 2,108 (2017: 2,185) million, equivalent to an Adjusted EBITDA margin of 26.9 (2017: 28.2) percent.

Recent priorities include continued data monetization and maximization of Tele2 Sweden’s dual brand strategy by positioning Tele2 Sweden as the natural brand of choice for a connected life and Comviq as the modern mobile price fighter. To offset the effect of RLAH, a key focus area for Tele2 Sweden has been to drive growth through further data monetization. As a result of the implementation of RLAH, all Swedish mobile operators made changes to their price lists during 2017, with a trend towards generous roaming data buckets as well as increasing overall data bucket sizes. To address this, the Tele2 brand launched the “Power 2” campaign with a set of commercial propositions including RLAH and a new “Unlimited” offer, which have helped drive higher brand preference and customer satisfaction metrics, gradually improving customer intake. Comviq has continued to strengthen its position amongst sub-brands through successful initiatives like doubling customers data allowance without any extra charge, thus contributing to the significant increase of postpaid customers. Comviq’s success was recognized as it was awarded the strongest Swedish telecom brand 2017 by Evimetrix based on customer satisfaction and brand awareness, proving the strength of Tele2’s dual brand position in its largest market. Going forward, improved customer satisfaction will remain a key priority.

Another important priority has been continued strengthening of the B2B segment with particular focus on the large enterprise segment. In terms of strengthening of the large enterprise segment, the acquisition of TDC Sweden in October 2016 marked an important milestone. The integration of TDC Sweden has progressed ahead of plan. During the second quarter of 2017, the migration of TDC Sweden’s mobile virtual network operator (“MVNO”) traffic to Tele2’s network was completed, and already by the first quarter of 2018 the original four-year synergy target level of SEK 300 million on an annualized run-rate basis, communicated in conjunction with announcement of the transaction, was reached. The integration of TDC Sweden continues and Tele2 believes that there is potential for further synergies. The integration of TDC Sweden is currently forecasted to cost less than the initial SEK 750 million estimate.

Competitive position

Tele2 considers Telia Company, Telenor, and 3 Scandinavia to be its main competitors in Sweden. Tele2 is the second largest mobile telecommunications company in Sweden measured in terms of customers with a share of approximately 28 percent, according PTS’ market share data as of December 31, 2017.

Lithuania

Lithuania is the third largest market for Tele2 in terms of revenue and accounted for 8 percent of its revenue in 2017.

Tele2 Lithuania offers mobile voice, messaging and mobile data, mobile broadband and B2B services.

During the first six months in 2018, Tele2 Lithuania’s revenue was SEK 1,136 (2017: 918) million and Adjusted EBITDA amounted to SEK 382 (2017: 318) million, equivalent to an Adjusted EBITDA margin of 33.6 (2017: 34.6) percent.

Tele2 reported the highest mobile revenue among all three operators in Lithuania in 2017, supported by the strong 4G network coverage in the country. According to the national regulatory authority, Tele2’s 4G network covered 99 percent of the Lithuanian territory by the end of 2017. Recent strategic priorities include (i) data monetization with gradual renewals of the company’s commercial propositions in the different segments of the customer base on the back of the strong 4G network coverage and LTE Advanced upgrades completed, (ii) the forming of a joint venture together with the other two mobile operators for the development of mobile payments solutions, and (iii) continued focus on quality, for example insourcing of customer care to increase quality and response speed.

In 2017, Tele2 was named the country’s most transparent company by Transparency International Lithuania, based on a review of organizational, financial and anti-corruption transparency among all of the country’s large companies. In 2018, Tele2 Lithuania was recognized as the Best Employer in the Baltics based on AON Hewitt research, and was recognized as a technology leader by business daily Verslo Žinios for a second year in a row.

Competitive position

Tele2 considers Telia Company and Bite to be its main competitors in Lithuania. Tele2 is the largest mobile telecommunications company in Lithuania measured in terms of customers with a share of 43 percent as of December 31, 2017, according to Analysys Mason.

Latvia
The Latvian market is the fifth largest market for Tele2 in terms of revenue and accounted for 5 percent of its revenue in 2017.

Tele2 Latvia offers mobile voice, messaging and mobile data, mobile broadband and B2B services.

During the first six months in 2018, Tele2 Latvia’s revenue was SEK 621 (2017: 536) million and Adjusted EBITDA amounted to SEK 223 (2017: 183) million, equivalent to an Adjusted EBITDA margin of 35.9 (2017: 34.1) percent.

Tele2 Latvia commercially introduced LTE technology in 2014, and has subsequently continued to roll out LTE Advanced technology in response to a growing mobile data demand. At the end of 2017, Tele2 Latvia’s 4G network reached 99 percent population coverage and 97 percent geographical coverage, making Tele2 the market leader in terms of coverage as well as in mobile data performance, according to regulatory measurements during 2017. In Latvia, Tele2 has also secured valuable 5G frequency spectrum for future business development.

Recent priorities include (i) execution of a focused data monetization strategy, and (ii) continued focus on Tele2’s strong postpaid commercial presence in the market, including a transition of customers from prepaid to postpaid. In addition, Tele2 has continued its 4G network performance development to further improve its already market leading network position.

Competitive position

Tele2 considers Telia Company/LMT and Bite to be its main competitors in Latvia. Tele2 is the second largest mobile telecommunications company in Latvia measured in terms of customers with a share of 38 percent as of December 31, 2017, according to Analysys Mason.

Estonia

The Estonian market is the second smallest market for Tele2 in terms of revenue and accounted for 3 percent of its revenue in 2017.

Tele2 Estonia offers mobile voice, messaging and mobile data, mobile broadband and B2B services with a limited number of fixed product customers.

During the first six months in 2018, Tele2 Estonia’s revenue was SEK 385 (2017: 360) million and Adjusted EBITDA amounted to SEK 75 (2017: 88) million, equivalent to an Adjusted EBITDA margin of 19.5 (2017: 24.4) percent.

Recent strategic priorities include network modernization and roll-outs, with focus on commercialization and monetization of data. In 2016, the 4G population coverage reached 99 percent, thus creating a strong foundation for continued data monetization. Other recent focus areas include (i) expansion of Tele2 Estonia’s B2B offering, (ii) continued focus on the mobile broadband segment, and (iii) adding 4G base stations on new frequencies to further increase capacity and coverage. In addition, Tele2 Estonia has executed an online strategy including the launch of a new improved web shop and several online-only offerings. To that effort, Tele2’s digital brand Snäpp – an online-only business – was awarded best website for digital sales at Digitegu 2017. During 2017, Tele2 has also focused on the implementation of the industry-wide RLAH regulation within EU. In the second quarter of 2017, Tele2 launched new commercial propositions for all postpaid customers, adding RLAH to all main price plans, and was the first operator in the market to launch an unlimited data price plan and digital-only price plans for handset customers.

Competitive position

Tele2 considers Telia Company and Elisa to be its main competitors in Estonia. Tele2 is the third largest mobile telecommunications company in Estonia measured in terms of customers with a share of 25 percent as of December 31, 2017, according to Analysys Mason.

Kazakhstan

After establishing a jointly owned company in Kazakhstan between Tele2 Kazakhstan and Altel (Kazakhtelecom’s mobile operations in Kazakhstan) in February 2016, Tele2 has been focused on integrating the two businesses and creating a sustainable and strong number three operator. Tele2 and Kazakhtelecom hold 51 percent and 49 percent of the voting rights, respectively, and 49 percent and 51 percent of the economic interests, respectively, in the jointly owned company, with management control being maintained by Tele2. The jointly owned company has implemented Tele2’s corporate governance standards and procedures and the code of conduct. Kazakhtelecom has undertaken to comply with Tele2’s code of conduct and Tele2 has reserved the right to exit the jointly owned company in the event of material breaches of the code of conduct by Kazakhtelecom.

Kazakhstan is the second largest market for Tele2 in terms of revenue and accounted for 11 percent of Tele2’s revenue in 2017. Under the jointly owned company, the Tele2 Kazakhstan and Altel brands are operating as separate brands targeting different customer groups with Tele2 Kazakhstan focusing more on value seeking customers and Altel more on the premium segment. The customer offering comprises mobile voice, messaging and mobile data, mobile broadband and B2B services. Following the combination, the jointly owned company has launched 4G services for Tele2 customers in all regions across the country and allowed Altel customers to use Tele2’s wider network coverage.

During the first six months in 2018, Tele2 Kazakhstan’s revenue was SEK 1,471 (2017: 1,359) million and Adjusted EBITDA amounted to SEK 466 (2017: 279) million, equivalent to an Adjusted EBITDA margin of 31.7 (2017: 20.5) percent.

Recent strategic priorities include (i) realization of synergies from, among others, headcount reduction, billing platform consolidation and the completion of the network integration with 1,740 radio network sites merged, (ii) focus on training and other actions to ensure that the jointly owned company comply with Tele2’s CR standards, (iii) launch of a new Altel marketing platform, and (iv) further expansion of the 4G network coupled with focus on commercial offering development.

The completed technical integration of Tele2 Kazakhstan and Altel networks allows the jointly owned company to fully leverage on the synergies of the combined network. As a result of the network integration and focus on network expansion, the jointly owned company offers market leading 4G coverage with LTE and LTE Advanced population coverage at 73 percent and 44 percent respectively by the end of 2017.

Kazakhstan JV Agreeement

On November 4, 2015, Tele2 announced the agreement with Kazakhtelecom to combine their mobile operations in Kazakhstan, Tele2 Kazakhstan and Altel (the fourth largest national mobile business, fully owned by Kazakhtelecom), in a jointly owned company. The transaction was completed on February 29, 2016.

As part of the transaction Tele2 acquired Asianet’s 49 percent stake in Tele2 Kazakhstan. The purchase price amounted to an initial payment of SEK 125 million and a deferred consideration equivalent to an 18 percent economic interest in the jointly owned company during a three year period. After three years, Asianet has a put option on its 18 percent earn out interest and Tele2 has a symmetrical call option. The exercise price of the put and call options will be the fair market value of the 18 percent interest in the jointly owned company, where Asianet will receive, as deferred payment, the first KZT 8.4 billion (SEK 210 million) of any equity value attributable to 49 percent stake. Therefore, the purchase agreement with Asianet means that Tele2’s effective economic interest in the jointly owned company during the first three years will be 31 percent. After three years Tele2 will under a put option be able to sell its 49 percent stake at fair value to Kazakhtelecom, which holds a symmetrical call option. The exercise price of the put and call options will be the fair market value of the 49 percent ownership stake.

The current earn-out liability to the previous non-controlling shareholder Asianet on its pre-existing 49 percent stake in Tele2 Kazakhstan was on June 30, 2018 valued at fair value determined to be SEK 558 million. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A positive deviation from the current assumptions would increase the earn-out liability.

Competitive position

Tele2 considers Kcell and Beeline to be its main competitors in Kazakhstan. Tele2’s jointly owned company is the third largest mobile telecommunications company in Kazakhstan measured in terms of customers with an estimated share of 30 percent as of December 31, 2017, according to Ovum.

Croatia

Croatia is the fourth largest market for Tele2 in terms of revenue and accounted for 7 percent of its revenue during 2017.

Tele2 Croatia offers mobile voice, messaging and mobile data, mobile broadband and B2B services.

During the first six months in 2018, Tele2 Croatia’s revenue was SEK 833 (2017: 769) million and Adjusted EBITDA amounted to SEK 121 (2017: 63) million, equivalent to an Adjusted EBITDA margin of 13.7 (2017: 8.2) percent.

As a result of the nationwide 4G launch in 2016, and an upgrade of the 3G network completed in the fourth quarter of 2015, Tele2 Croatia’s 3G and 4G networks covered 99 percent and 93 percent of the population respectively, as of the end of 2017. Apart from securing a high quality network, recent priorities include (i) the introduction of unlimited data offerings for both smartphones and mobile broadband as the first operator in Croatia, and (ii) expansion into mobile payments by being the first operator in the market to offer direct carrier billing for the Google Play store. Moreover, within the prepaid segment, recent priorities include continued development of more flexible propositions and introduction of more transparency for the customer e.g. by focusing on data cost control and removing call setup fees.

Competitive position

Tele2 considers Hrvatski Telekom and Vipnet to be its main competitors in Croatia. Tele2 is the third largest mobile telecommunications company in Croatia measured in terms of customers with a share of 18 percent, as of December 31, 2017 according to Analysys Mason.

Germany

The German market is the smallest market for Tele2 in terms of revenue and accounted for 2 percent of its revenue in 2017.

Tele2 Germany offers fixed broadband and telephony and mobile MVNO services. In 2015, Tele2 implemented a new strategy focused on profitability and cash contribution.

During the first six months in 2018, Tele2 Germany’s revenue was SEK 277 (2017: 314) million and Adjusted EBITDA amounted to SEK 126 (2017: 123) million, equivalent to an Adjusted EBITDA margin of 45.5 (2017: 39.2) percent.

Following the strategic shift in 2015, Tele2 Germany has continued its focus on profitability and cash contribution for all product segments with the main focus on the existing customer base and the operational initiatives centered on maximization of customer lifetime value. Several initiatives have been implemented and the local organization has been reduced in size.

Divestment of Tele2 Austria

On July 28, 2017, Tele2 entered into an agreement to sell its Austrian business to Hutchison Drei Austria GmbH. The transaction was completed on October 31, 2017. In addition to the EUR 85 million purchase price, Tele2 is entitled to an earn-out of up to EUR 10 million to be paid over 12-24 months depending on the success of the integration process. The agreement contains customary guarantees that are limited in time, such as guarantees on ownership and right of disposal, business guarantees and tax guarantees.  The agreement also contains special indemnity undertakings regarding damage or costs resulting from tax, a number of disputes, employment related matters and certain commercial agreements and one divested operation. As of the date of this prospectus, no claims have been made against Tele2 with regards to warranties of the indemnity undertakings.

The Netherlands

On December 15, 2017, Tele2 announced an agreement with Deutsche Telekom to combine their operations in Netherlands, Tele2 Netherlands and T-Mobile Netherlands (the third largest national mobile business, fully owned by Deutsche Telekom). Deutsche Telekom will retain its Dutch tower assets in a separate entity, which will be transferred prior to completion of the announced merger. Upon completion of the transaction, which is subject to regulatory approval, Tele2 will own a 25 percent share in the combined company post-closing and receive a cash payment of €190 million upon closing. The establishment of the combined company is subject to regulatory approval by the relevant competition authorities. The transaction is therefore expected to close in the second half of 2018. During the process of seeking the necessary regulatory approvals, Tele2 will continue with its stand-alone strategy in the Netherlands.

Tele2 Netherlands is reported as discontinued operations in the period until closing. In the fourth quarter of 2017, Tele2 conducted an annual goodwill impairment test. Notwithstanding the incremental value expected to be created in the transaction, the test resulted in a goodwill impairment loss of SEK 1,194 million related to the Dutch operation. The amount is reported under discontinued operations in the interim report for the period October 1, 2017 – December 31, 2017, and has no effect on cash flow.

Tele2 Netherlands standalone

During the first six months in 2018, Tele2 Netherlands’ revenue was SEK 3,124 (2017: 2,818) million, corresponding to 20 percent of Tele2’s revenue from total operations. Tele2 Netherlands’ Adjusted EBITDA for the first six months in 2018 amounted to SEK (54) (2017: 65) million, equivalent to an Adjusted EBITDA margin of (1.7) (2017: 2.3) percent.

Tele2 Netherlands is a telecommunications provider that operates in the Netherlands as a 4G-only mobile network operator, providing voice, data and messaging services, and also fixed broadband services. Tele2 Netherlands provides services to consumers, business and, to a limited extent, other telecommunications providers. Tele2 Netherlands offers mobile telecommunications services via its own 4G mobile network which it launched in 2015. 2G/3G services are offered via a national roaming set-up whereby Tele2 Netherlands makes use of the network of another MNO, T-Mobile Netherlands. Since 2000, Tele2 Netherlands has offered fixed broadband services based on its own limited fiber network, as well as wholesale access services purchased from KPN to both residential and business customers. In addition, Tele2 Netherlands offers traditional fixed telephony services such as wholesale line rental (WLR) and carrier preselection (CPS).

Prior to November 2015, Tele2 Netherlands operated as a pure MVNO providing services without proprietary network infrastructure. In November 2015 Tele2 Netherlands launched a 4G only network as a mobile network operator (“MNO”). However, it is still reliant on T-Mobile Netherlands both for access to 2G and 3G technologies (which it procures under the aforementioned national roaming set-up) and, for its 4G network, access to T-Mobile Netherlands’ infrastructure (sites) via a passive network sharing agreement. The LTE Advanced 4G network was the first network built on 4G only infrastructure in the Netherlands.

On the regulatory side, key recent developments include (i) the introduction of consumer credit legislation requiring mobile operators to treat the sale of a mobile handset based on an installment plan as a consumer credit (effective as of May 1, 2017), and (ii) the introduction of RLAH in June 2017.

The transaction with T-Mobile Netherlands

The announced transaction with T-Mobile Netherlands will generate significant cost savings and efficiencies and establish a stronger and more sustainable third converged player in the Dutch market, which will be able to compete more effectively with, in particular, KPN Telecom B.V. (“KPN”) and VodafoneZiggo who are the number 1 and number 2 mobile operators. It will do so on account of enhanced scale, combined spectrum resources and significant synergy potential. After the closing of the transaction, Tele2 will own 25 percent of the combined company and Deutsche Telekom’s ownership will amount to 75 percent. As of December 31, 2017, the combined entity will have around 5 million mobile pre- and post-paid customers, combined revenues of around €2 billion and synergies estimated at an NPV of more than €1 billion. As a part of the agreement, a cash payment of €190 million will be made to Tele2 upon closing. Tele2 will, pursuant to the agreement, receive a break fee amounting to €25 million in case the transaction should not be approved by the relevant authorities.The transaction crystallizes value created in the Dutch market to date and will de-risk the Dutch asset for the Tele2 Group, going forward. The agreement contains customary guarantees that are limited in time, such as guarantees on ownership and right of disposal, business guarantees and tax guarantees. The agreement also contains a special indemnity undertaking regarding damages or costs resulting from certain disputes. There is no limitation on the maximum liability in respect of tax claims and indemnity claims.

Competitive position

In the overall mobile market, Tele2 Netherlands and T-Mobile Netherlands are currently the number 4 and 3 players, respectively by revenue, according to Telecompaper. KPN and VodafoneZiggo will post-merger remain the two largest competitors in the mobile market (numbers 1 and 2 respectively), with the merged entity the third (and smallest) of the three Dutch MNOs.

Intellectual Property

Tele2 strives to work actively on protecting its intellectual property rights in the jurisdictions where Tele2 operates. This is achieved, inter alia, through the registration of intellectual property rights, constant monitoring and by Tele2 taking legal action when it is found to be necessary.

Tele2 has registered several trademarks, including the trademarks Tele2 and Comviq. Tele2 is the registered owner of several domain names, such as tele2.com, and tele2.se. No trademark, trademark application, domain names or any other intellectual property held by Tele2 are subject to any pledge or other encumbrances. In connection with Tele2’s historical business divestments, the purchasers have typically been granted a license to use the intellectual property rights fundamental to operate the acquired business but these licenses are always limited in time. Currently, one party holds such rights in relation to the divestment of the Company’s former business in Russia and one party holds such rights in relation to the divestment in Austria. The same will apply in the Netherlands following closing of the agreed combination of Tele2 Netherlands and T-Mobile Netherlands

Competition

In all its markets, Tele2 competes against other national and multi-national telecommunications operators in the various services which it offers.

Sweden Mobile

Tele2’s main competitors in the Swedish mobile market are Telia Company, Telenor and Hi3G, as shown in the below chart based on customer market share:
Source: PTS, “The Swedish Telecommunications Market 2017,” May 25, 2018.  Following the acquisition of TDC by Tele2 in 2016. Tele2 is pro forma for TDC in 2016.

Sweden Fixed Broadband

Tele2’s main competitors in the Swedish fixed broadband market are Telia Company, Telenor, Bahnhof and Bredband2, as shown in the below chart based on customer market share:

Source: PTS, “The Swedish Telecommunications Market 2017,” May 25, 2018.

Strategy

Purpose
Tele2’s purpose is to fearlessly liberate people to live a more connected life. Tele2 believes the connected life is a better life, and aims to make connectivity increasingly accessible to its customers, no matter where or when it is needed.

Values
Tele2’s values are Challenge, Action, Cost Conscious, Open, Flexible and Quality. These values together constitute The Tele2 Way of relating to each other internally and to the world around Tele2. The Tele2 Way guides the Tele2’s day-to-day work and decision making. It is deeply ingrained in Tele2’s DNA. It is what ultimately fuels Tele2’s mission and enables the fulfilling of the corporate purpose.

Where we play
Tele2’s geographical footprint includes both emerging and mature markets with Sweden, the Baltics and Kazakhstan being the largest geographical operations (together accounting for 90 percent of Tele2’s net sales in the year ended December 31, 2017). Sweden and the Baltics are categorized as established markets with strong cash generation and a strategic focus on data monetization; they make up what Tele2 calls its Baltic Sea Challengers. Kazakhstan and Croatia are categorized as Investment Markets. In Kazakhstan Tele2 is after completing the integration of Tele2 Kazakhstan and Altel, focused on creating a sustainable and strong challenger to the market leader. In Germany, Tele2’s main priority is cash generation.

In addition, Tele2 has a significant business in the Netherlands, reported as discontinued operations following an agreement announced on December 15, 2017, to combine Tele2 Netherlands with T-Mobile Netherlands, owned by Deutsche Telekom. Tele2 will become a minority owner of 25 percent in the merged entity following a successful closing of the transaction. The transaction to combine Tele2 Netherlands and T-Mobile Netherlands is expected to close in the second half of 2018. Tele2 will own a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing. Tele2 Netherlands is reported as discontinued operations in the period until closing. During the process of seeking necessary regulatory approval, Tele2 will continue with its stand-alone strategy in the Netherlands. For further information, see “—Business—Netherlands”.

The markets where Tele2 plays are diverse in terms of culture, economics and competitive pressure but they share the universal trend towards increased connectivity and mobility. Tele2’s position and strategic priorities vary across its footprint and while there are important local differences, Tele2’s “How we win choices” support the overall objectives of Tele2 and go beyond the local context, and thus applies to all countries where Tele2 operates.

How we win choices
▪
Positively fearless brands – Tele2 aims to have the most loved brands in each of its markets by making customers positively aware and delightfully surprised with how Tele2 constantly reshapes their connected lives. Tele2 is obsessed by understanding its customers’ needs, and reinventing the products and propositions that will challenge the industry. Tele2’s challenger spirit will be seen in the way Tele2 acts, communicates, and offers value to its customers.

▪
Connecting things our customers love – Tele2 aims to be the partner of choice for consumers and businesses who want to live a truly connected life. Tele2 will continue to strengthen its mobile position and prepare for 5G and future network exploitation. Tele2 expects an explosion of connected devices in the coming years, and will aim to make it easier for its customers, both consumers and businesses, to connect the things they love the most.

▪
Digital first customer experience – The customer experience offered by the telecommunications industry is in the early stages of digital maturity. Tele2 puts the customer at the center and always strives to provide the best possible experience regardless of the channel. In the digital age, Tele2 will create a digital culture internally, with excellence in analytics capabilities to create and provide a much improved and more seamless digital experience for its customers.

▪
Winning cost structure – Tele2 always has and continues to aim to be the most cost efficient operator in the industry. Simplification, disciplined investment, consolidation and transformation are key themes that are enabling Tele2 to continue providing great value to its customers. Looking forward, Tele2 will leverage the efficiency opportunities arising from digital, cloud and technology transformation to have the most efficient operations.

▪
Winning people and culture – Tele2’s culture and strong values, “The Tele2 Way”, make the foundation for attracting and retaining driven and engaged talent. With an emphasis on leadership and efficient ways of working, Tele2 will continue to have one of the strongest cultures and team of people in the telecommunications industry.

Tele2’s ambition
▪	Happiest customers – Tele2 shall be the operator of choice for service and value for money. As a result, customers will reward Tele2 with their loyalty.
▪	Most engaged employees – Tele2 shall be considered a great place to work and as a result will attract and retain the best people who can deliver on Tele2’s ambitions.
▪	Profitable growth – Tele2 shall have the best total shareholder return within its peer group.

By having the happiest customers, the most engaged employees and a unique set of winning strategies, Tele2 shall deliver profitable growth and the best total shareholder return within its peer group. These fundamental priorities and objectives will continue to guide Tele2’s activities going forward.

Employees

On December 31, 2017, the total number of employees in Tele2 was 5,670 (2016: 5,701) excluding discontinued operations, of which 42 (2016: 41) percent women and 58 (2016: 59) percent men. A breakdown of the average number of employees for the full year 2017, 2016 and 2015 by country and by gender is presented below.

Number of employees by gender and age
Percent	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2017		Dec 31, 2016		Dec 31, 2015
	Total	Total	Total	Women	Men	Women	Men	Women	Men
Managers
<30 years	3	2	2	11	7	6	8	6	11
30-50 years	10	10	11	29	43	28	48	29	47
> 50 years	1	1	1	3	7	4	6	3	4
Total managers	14	13	14	43	57	38	62	38	62

Other employees
< 30 years	32	33	38	18	20	19	19	22	22
30-50 years	45	46	44	21	30	21	32	21	29
> 50 years	9	8	4	3	8	2	7	2	4
Total other employees	86	87	86	42	58	42	58	45	55
Total	100	100	100
				Dec 31, 2017		Dec 31, 2016		Dec 31, 2015
				Women	Men	Women	Men	Women	Men
For all group companies (percent)
Board members				39	61	47	53	40	60
Senior executives				45	55	40	60	37	63
Total				42	58	43	57	39	61

Average number of employees by country
	Full year
	2017			2016			2015
	Total	of whom women (percent)	of whom men (percent)	Total	of whom women (percent)	of whom men (percent)	total	of whom women (percent)	of whom men (percent)

Sweden	2,624	31	69	2,147	32	68	1,933	32	68
Lithuania	460	69	31	406	70	30	360	73	27
Latvia	919	40	60	797	42	58	665	41	59
Estonia	331	63	37	281	69	31	264	61	39
Kazakhstan	1,267	48	52	949	52	48	836	53	47
Croatia	179	44	56	153	49	51	140	44	56
Germany	42	33	67	56	25	75	116	28	72
Austria	7	14	86	-	-	-	-	-	-
Luxembourg	3	33	67	3	33	67	3	33	67
Continuing Operations	5,832	41	59	4,792	44	56	4,317	43	57
Discontinued operations	1,092	22	78	1,235	26	74	1,286	24	76
Total average number of employees	6,924	38	62	6,027	40	60	5,603	39	61

Personnel Costs
	2017			2016			2015
	Board of Directors and CEO	of which bonus	Other employees	Board of Directors and CEO	Of which bonus	Other employees	Board of Directors and CEO	Of which bonus	Other employees

Sweden	40	9	1,655	31	6	1,395	30	10	1,197
Lithuania	5	1	113	4	-	81	4	-	67
Latvia	4	1	195	3	1	162	2	1	143
Estonia	2	1	66	2	2	58	2	1	52
Kazakhstan	4	2	147	10	1	150	4	1	121
Croatia	3	2	50	3	1	46	5	3	48
Germany	2	-	39	2	-	68	4	1	129
Austria	-	-	1	-	-	-	-	-	-
Luxembourg	3	-	3	3	1	3	3	1	3
Continuing Operations	63	16	2,269	58	12	1,963	54	18	1,760
Discontinued operations	15	6	702	15	2	837	11	2	780
Total salaries and remuneration	78	22	2,971	73	14	2,800	65	20	2,540

	2017			2016			2015
	Salaries and remunerations	Social security expenses	Of which pension expenses	Salaries and remunerations	Social security expenses	Of which pension expenses	Salaries and remunerations	Social security expenses	Of which pension expenses

Board and President	63	20	4	58	14	3	54	18	6
Other employees	2,269	962	273	1,963	774	202	1,760	684	156
Continuing Operations	2,332	982	277	2,021	788	205	1,814	702	162
Discontinued operations	717	159	24	852	148	23	791	141	21
Total	3,049	1,141	301	2,873	936	228	6,605	843	183

Focus areas

Tele2’s main focus areas within people management are stated below.

Leadership and Tele2 Way

Tele2 is a value driven organization where its leaders serve as role models and ambassadors for its culture. The Tele2 leadership profile sets out Tele2’s expectation of leaders and shapes how Tele2 recruits and develops leaders. Tele2’s leadership profile supplements the Tele2 Way’s “Walk-the-Talk”, Tele2’s embedded training for its managers on Tele2’s history, strategy and values.

Performance and Talent Development

Tele2 has a common performance development approach for the group, focusing on encouraging a continuous performance dialogue between manager and employee as well as between peers. The approach seeks to ensure that all employees have clear and updated goals, frequent check-ins with their manager and receive relevant feedback to help them to develop. The Tele2 Way is an important backbone to its performance development approach.

Tele2 strongly supports and encourages internal development moves and promotions. Tele2 continues to focus on increasing employee diversity. For gender diversity, Tele2’s ambition is that the percentage of female managers and leaders reflects the percentage of total female employees within the Tele2 as a whole.

Tele2’s talent management approach is targeted to strengthen leadership succession to managerial and key roles, develop its people and minimize business risk.

Learning and Development

Tele2 believes that talented employees develop quickest through exposure to stretching work assignments together with great coaching support. Most learning comes from experiences, such as job rotations, participation in cross-functional projects and challenging work tasks. This is supplemented by mentoring, coaching relationships and targeted training.

Reward and Recognition

Tele2 offers competitive compensation and benefit packages in order to attract, retain and motivate employees. Tele2’s compensation packages are determined with reference to the local market and Tele2 participates in salary benchmark surveys annually to ensure that its offerings remain competitive in terms of base salary, short-term incentives, long-term incentives and benefits. Tele2 believes in pay for performance; high-performing individuals should be rewarded well.

Engagement

Engaged employees perform well, walk the extra mile and are personally motivated to make Tele2 an even better place to work.

Every year, Tele2 conducts an employee survey called ‘My Voice’. The survey measures:

•	Managers´ leadership capabilities by means of the Leadership Index (“LSI”);
•	Employee engagement;
•	Tele2’s internal attractiveness as an employer by means of the Net Promoter Score (“NPS”);
•	Tele2 Way Index (“TWI”), assessing how well Tele2 lives its corporate values.

A total of 92 (2016: 91) percent of all employees participated in the 2017 survey. My Voice showed that a total of 85 (2016: 84) percent of Tele2’s employees are fully engaged and satisfied which is in line with high-performing benchmarked companies. All managers and organizational units each year identify engagement-related goals.

Employer Branding

Tele2 has a global Employer Value Proposition (“EVP”) which is summarized through the concept ‘Fearlessly Liberating Potential’. Tele2 recognizes the importance of the EVP concept being true, credible, relevant, distinctive and aspirational. Hence, to further clarify the concept and set the ambition level, three supporting pillars have been defined: Fearless Challenger, Liberating Workplace and Sparking Potential.

•	Fearless Challenger conveys the Tele2 challenger spirit which is brought to life through Tele2’s creative and innovative products and services, as well as through its focus on learning.
•	Liberating Workplace conveys the flexible, digital and inspiring Tele2 workplace which enables productivity and work/life balance.
•	Sparking Potential conveys Tele2’s entrepreneurial culture and incredible leaders who give Tele2’s employees the freedom to explore their full potential and to get things done.

The EVP concept is brought to life through Tele2’s cross country social media channels WeAreTele2 (#WeAreTele2) where each country within Tele2 contributes to the content.

Corporate Responsibility

Tele2 has long seen corporate responsibility as playing a key role in business decisions and believes it paves the way for delivering the best value to shareholders. Tele2 works hard at being a ‘Responsible Challenger’, which is a status Tele2 must constantly earn through its actions. Tele2 therefore takes a proactive approach to corporate responsibility and always aims to be on top of corporate responsibility topics that matter most to Tele2’s stakeholders. Tele2 uses well-governed corporate responsibility processes to spot and reduce potential risks and strengthen the business. Since 2015, Tele2 has incorporated corporate responsibility into the foundation of the Group strategy to further enhance the importance of corporate responsibility in business decision making and in being a responsible challenger.

The ‘Responsible Challenger’ strategy defines five main focus areas: ethics & compliance, privacy & integrity, diversity and inclusion, child protection, and environment. Corporate responsibility within Tele2 is governed by the Tele2 Board of Directors, and the Audit Committee in particular.

Corporate responsibility focus areas

Ethics and compliance

Ethics and compliance are areas that are present in every part of Tele2, and are integrated in all relevant major decisions. These areas are mainly framed by legal compliance, the Tele2 code of conduct (signed by all employees annually), the Tele2 Business Partner code of conduct (signed by all parties doing business with Tele2), as well as Tele2’s whistle blowing system that is available to everyone within Tele2.

Privacy and integrity

Tele2 is committed to safeguarding and respecting customers’ rights to privacy, integrity and freedom of expression, all of which are governed by principles of international human rights and are upheld in Tele2’s Code of Conduct. In 2017, Tele2 has been working diligently to prepare for implementation of the requirements from the GDPR. Tele2 is revising its policies, systems and governance on privacy and data protection, to ensure it is compliant with the regulation. Tele2 developed a new privacy policy in 2017 that determines the framework for how Tele2 works with privacy. Attached to this policy are standards that all operations need to follow when they are working with personal data. This results in an overall process that is solid and mitigates the risks of working with personal data, while at the same time it allows Tele2 to keep offering relevant services to its customers.

Like all telecommunications companies, Tele2 is subject to the national laws in each of its markets that oblige operators to comply with requests from government authorities and law enforcement agencies to disclose customer information. These requirements are based on specific legal grounds, for example, when asked to provide information that is deemed essential to investigations concerning national security or public safety. Tele2 complies with and operates in accordance with the laws in all its markets, but Tele2 does not disclose information or take any action that goes beyond what is required by law. Tele2 maintains clear internal processes for assessing requests and, where possible, Tele2 engages in a dialogue with authorities, challenges any requests that do not meet the requirements stipulated by national laws, and stresses the importance of human rights considerations.

Diversity and inclusion

Tele2 aims to have a diverse and inclusive culture, in which difference is recognized and valued, so everyone can be at their best. Tele2 sees diversity and inclusion as a way to maximize business potential and Tele2 constantly seek new ways to engage with and drive diversity and inclusion initiatives. By promoting diversity and inclusion internally and fostering a work environment that respects multiple perspectives, Tele2 can continue to improve its way of working and offer products and services that reflect its diverse customer base.

Child protection

Tele2 is serious about protecting children and takes a clear stand to stop the distribution of child sexual abuse images online. Through a close collaboration with INTERPOL, whenever authorities classify content online as child sexual abuse images, Tele2 takes action and blocks the site immediately. Tele2 also does this within its own organization, meaning that Tele2 has processes in place for detecting and blocking if any employee tries to access such content. Externally, Tele2 partners with Reach for Change for improving children’s lives through social innovation.

Environment

Tele2 contributes to a better environment, not only by scrutinizing its own environmental footprint, but also by enabling other companies and individuals to be more efficient through offering of smart IoT solutions.

The main impact of Tele2’s environmental footprint is caused by the use of electricity in its networks. The strong increase in demand for data connectivity automatically drives an increase in energy usage. Tele2 is looking at ways to efficiently mitigate this, by being able to deliver more data capacity for the same amount of energy usage. Tele2 does so by network sharing, optimization of network energy consumption and a high network load.

Tele2 works to enable smarter solutions and empower customers to reduce their environmental footprint through the connectivity Tele2 provide. In the global arena, Tele2 recognizes that the information and communication technology industry as a whole and the solutions enabled by IoT play an important role in bridging the gap for society to achieve EU’s Environmental targets and the UN Sustainable Development Goals. Tele2 also contributes to reaching EU and UN climate goals by applying new smart energy-efficient solutions to its business. Tele2 continues to look for ways to reduce its own impact through monitoring emissions and energy consumption and encouraging initiatives in its local markets.

Real Property

The following table sets forth certain information with respect of the material facilities that Tele2 currently operates and which it believes are of importance to its operations.

Location	Approximate Area (m2)	Ownership	Use of facility
Skeppsbron 18, Stockholm, Sweden	18,292	Leased	Tele2 Group Head Office
Torshamnsgatan 17, Kista, Sweden	23,329	Leased	Tele2 Sweden Head Office
Plåtvägen 14, Karlskoga, Sweden	4,297	Leased	Office
Navigationsgatan 1A, Malmö, Sweden	2,270	Leased	Office
Upes 23, Vilnius, Lithuania	1,380	Leased	Tele2 Lithuania Head office
Sporto 7A, Vilnius, Lithuania	330	Leased	Main technical site
Juozapaviciaus 13, Vilnius, Lithuania	52	Leased	Back-up technical site
Delu 5, Riga, Latvia	2,091	Leased	Tele2 Latvia Head office
Blekinsalas 9, Riga, Latvia	957	Leased	Office
Zakusalas krastmala 1, Riga, Latvia	42	Leased	TV tower
Jöe 2A, Tallinn, Estonia	2,196	Leased	Tele2 Estonia Head Office
Kadaka str 42, Tallinn, Estonia	518	Leased	Office and equipment room
Kloostrimetsa 58A, Tallinn, Estonia	61	Leased	TV tower and equipment room
Wisselwerking, Diemen, The Netherlands	15,436	Leased	Tele2 Netherlands Head office
Gyroscoopweg, Amsterdam, The Netherlands	7,100	Leased	Pop-location
Vlaardingweg, Rotterdam, The Netherlands	3,078	Leased	Pop-location
101, Tole Bi str., Almaty city, Kazakhstan	6,667	Leased	Tele2 Kazakhstan Head office
272, Gagarin str., Almaty city, Kazakhstan	5,200	Freehold	core network site
31, Abay str., Astana city, Kazakhstan	273	Leased	core network site
4, Tynybayev str., Shymkent city, Kazakhstan	170	Leased	core network site
41a, Yeset Batyr str., Aktobe city, Kazakhstan	385	Leased	core network site
Ulica grada Vukovara 269D, Zagreb, Croatia	2,034	Leased	Tele2 Croatia Head office
Savica I. 133, Zagreb, Croatia	20	Leased	core network site

Legal Proceedings

Other than as set out below Tele2 is not, and has not been, party to any legal or arbitration proceedings during the last 12 months which may have, or have had, significant effects on Tele2’s financial condition or profitability.

Dispute in Sweden

Tele2 initiated legal proceedings against Telia Company due to margin squeeze on wholesale DSL-services. In May 2016, Telia Company was found by the District Court to have abused its dominant position and was ordered to pay damages to Tele2, whereas the Svea Court of Appeal later on, in December 2017, dismissed Tele2’s claim in its entirety. The judgment of the Svea Court of Appeal was appealed to the Supreme Court by Tele2 who simultaneously requested a preliminary ruling from the European Court of Justice. On May 11, 2018, the Supreme Court decided not to grant Tele2 leave to appeal and not to require a preliminary ruling by the European Court of Justice. As a result thereof the judgement from the Svea Court of Appeal has become legally binding and Tele2 will need to cover Telia’s legal costs.

Dispute in the Netherlands

KPN has initiated legal proceedings against Tele2 regarding the rental fees of copper lines, which Tele2 Netherlands uses as part of its fixed network operations, for the time period 2009 - July 2014, with a total claim from KPN amounting to €23.2 million (approx. SEK 223 million) plus interest. The amount is subject to pending appeals and court cases which are expected to go on for several years. In relation to this dispute, Tele2 reported a provision of €7.8 million (SEK 75 million) in 2017, including interest of €1.1 million (SEK 11 million).

Dispute in Croatia

Tele2 Croatia has as part of its ordinary course of business entered into factoring agreements with Croatian banks, whereby Tele2 assigns to the banks some of its accounts receivables relating to third party distribution of prepaid vouchers. One of the third-party distributors, Tisak, is part of the Croatian Agrokor Group that currently is facing liquidity and solvency problems. Since the banks have not been able to collect payment for assigned and due accounts receivables from Tisak, they have instead requested payment from Tele2. During the three months ended December 31, 2017, a provision for doubtful receivables was recorded affecting the net profit negatively by SEK 89 million and Adjusted EBITDA in Croatia negatively by SEK 89 million related to this factoring dispute and receivables on Tisak. The collection process is still ongoing with a number of different activities in process.

Inspection by the EC

On April 25-28, 2017, the EC performed an inspection at the premises of the four Swedish MNOs, including Tele2, for possible anti-competitive cooperation between operators in the mobile market and/or possible abuse of collective dominant position.

Pursuant to Council Regulation (EC) No 1/2003 on the implementation of the rules on competition law laid down in Articles 81(101) and 82 (102) of the Treaty, the EC may impose fines up to 10 percent of the total turnover for each undertaking and association of undertakings participating in an infringement. The Commission may also impose behavioral or structural remedies which are proportionate to the infringement committed and necessary to bring the infringement effectively to an end.

Tele2 has clear internal rules and procedures for compliance with laws and regulations, and has cooperated fully with the Commission authorities during the course of the inspection. To date, the EC has not opened a formal investigation.

BUSINESS OF COM HEM

Com Hem is one of Sweden’s largest fixed communication operators selling services to approximately 1.5 million customers in both apartment buildings (multiple dwelling units, MDUs) and houses (single dwelling units, SDUs) through Com Hem’s vertically integrated FiberCoax network, third party fiberLAN networks, and the digital terrestrial network.

Com Hem is a leading supplier of high-speed broadband, TV and fixed-line telephony to Swedish homes and businesses to all major cities in Sweden through the Com Hem, Boxer and Phonera brands. As of December 31, 2017, Com Hem had an addressable footprint of 2.8 million households including its vertical FiberCoax network (1.7 million addressable households), fiberLAN in MDUs (0.3 million addressable households) and SDU households addressed through open fiber networks as well as unbundled fiber networks (0.8 million addressable households).

For the six months ended June 30, 2018, Com Hem generated revenues of SEK 3,599 million (2017: SEK 3,551 million). For the year ended December 31, 2017, Com Hem generated revenues of SEK 7,136 million (2016: SEK 5,665 million; 2015: SEK 5,000 million).

Com Hem’s business activities are located exclusively in Sweden and are divided into two operating segments, Com Hem and Boxer. The Com Hem operating segment’s revenues are divided by revenue source into the following categories: consumer, B2B and network operator. The table below sets forth the general activities of each of the operating segments.

Segment	Description
Com Hem Segment
Consumer category: comprises digital TV & play, broadband and fixed-line telephony services to consumer subscribers. As at June 30, 2018, the Com Hem Segment delivered 1.7 million RGUs to approximately 992,000 subscribers.
B2B category: comprises broadband, fixed-line telephony and mobile telephony services mainly to small and home offices. As at June 30, 2018, Com Hem had approximately 46,000 business subscribers of which approximately 25,000 subscribed to receive services through Com Hem’s vertical FiberCoax network.
Network operator category: comprises basic TV services to approximately 1.7 million households in MDUs pursuant to more than 20,000 contracts with landlords as well as network operator services under the iTUX brand and fiber connection services in connection with SDU subscribers.

Boxer Segment
Boxer: comprises digital TV & play, broadband and fixed-line telephony services to consumer subscribers primarily in SDUs. As at June 30, 2018, the Boxer Segment delivered approximately 464,000 RGU’s to approximately 429,000 subscribers.

History of Com Hem

Com Hem Holding AB (publ) is a Swedish public limited liability company (publikt aktiebolag) incorporated on June 28, 2011, and registered by the SCRO on July 5, 2011. Com Hem’s current commercial name, Com Hem Holding AB (publ), was registered on May 14, 2014. Com Hem Holding AB (publ)’s corporate identity number is 556858-6613. The business is conducted in accordance with the Swedish Companies Act. Com Hem’s registered office is c/o Com Hem AB, Box 8093, 104 20 Stockholm, Sweden.

Com Hem Holding AB (publ) is the parent company of one direct, and three indirect, subsidiaries, each of which is incorporated in Sweden. The operations of Com Hem are conducted through its three operating subsidiaries, Com Hem AB, iTUX Communication AB and Boxer TV-Access AB. Com Hem Sweden AB is a holding company focused on the joint management and development of the business, which is conducted in the three operating subsidiaries. An ongoing internal reorganization process is underway to merge Boxer TV-Access AB into Com Hem AB.

Com Hem AB was founded in 1983 by Televerket, the former Swedish state telephone monopoly and predecessor of Telia Company, to meet rising consumer demand for TV services in Sweden. In 1999 high-speed broadband services were launched in the Swedish market. In 2006, Com Hem acquired UPC Sweden and integrated the two companies under the Com Hem brand. In 2013, Com Hem started to deliver 500 Mbit/s broadband services through the FiberCoax network and added the digital TV service TiVo to its service offering. In 2013, high-speed broadband and fixed-line telephony services to B2B customers were launched. In 2014 new management was appointed with Anders Nilsson as CEO, and in June the Com Hem shares were listed in Stockholm on the NASDAQ large cap list. In 2015, an app-based digital TV service Com Hem Play was commercially launched. In 2016, Com Hem entered the SDU fiber market supported by its acquisition of Boxer TV-Access AB, a pay TV operator in the digital terrestrial network in Sweden. The following year Boxer launched a broadband-led marketing campaign and started connecting to SDU fiber networks.

Com Hem’s 2018 and Medium Term Financial Guidance

For 2018, and in the mid-term, Com Hem’s management aims to deliver mid-single digit underlying EBITDA growth for the entire group annually. The growth is expected to be skewed towards the Com Hem Segment in 2018 as Com Hem’s management pursues its strategy to fully integrate the business of the Boxer Segment, which represents the business acquired in 2016. Com Hem’s management expects capital expenditures for Com Hem to be in the range of SEK 1.0-1.1 billion, while aiming to maintain the leverage within the interval 3.5- 4.0x underlying EBITDA for the last twelve months.

In preparing the mid-term and annual financial guidance described above, Com Hem’s management has in general assumed that there will be no material changes in existing political, legal, fiscal, market or economic conditions or in applicable legislation, regulations or rules (including, but not limited to, accounting policies and accounting treatments), which, individually or in the aggregate, would be material to Com Hem’s results of operations; and that it will not become party to any litigation or administrative proceeding that might have a material impact on it of which it is currently unaware.

The assumptions on which Com Hem’s management have based the mid-term and annual financial guidance include the following:

•	Com Hem will by continue launching new services and products to customers be able to continue attracting new customers and thereby grow its customer base;

•	Com Hem will successfully continue to execute on its strategy to improve customer experience and thereby maintain and further improve its pricing power in the market;

•	no material changes to supplier agreements including content, transmission and lease contracts that Com Hem currently has in place today;

•
Com Hem will be able to continue to roll out DOCSIS 3.1 and other improvements in its network to be able to sell faster broadband speeds and increase capacity in the network in line with current projections; and

•	full completion of the integration of the Boxer Segment to achieve the expected competitive and operational benefits.

The assumptions that may also be affected by external factors beyond Com Hem’s control include the following:

•
the overall market for digital services such as the ones offered by Com Hem will grow in accordance with the industry projections, as described in “Enlarged Tele2—Market Overview of Enlarged Tele2—Key telecommunication industry trends and drivers in Europe” , which will support Com Hem’s continued organic growth;

•	the competitive landscape will remain similar to the current market situation;

•
the economic environment, e.g., unemployment rates, will not develop in a negative way to the extent that it has a material impact on Com Hem’s long-term future to cross-sell and up-sell its services to current and new subscribers and its ability to collect from its subscribers;

•	foreign exchange rates will not change in such a significant way that would have a material adverse effect on Com Hem’s business, results of operations or financial condition; and

•	Com Hem will remain in compliance with applicable regulations.

Certain statements, including in particular the financial guidance described immediately above, constitute forward looking statements. These forward-looking statements are not guarantees of future financial performance and Com Hem’s actual results could differ materially from those expressed or implied by these forward-looking statements as a result of many factors, including but not limited to those described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors”. Investors are urged not to place undue reliance on any of the statements set forth above.

Customers

The majority of Com Hem’s existing consumer subscribers live in MDUs, which is a market in which it has been operating since its inception. SDU subscribers represent a significantly smaller portion of Com Hem’s subscriber base as it entered the SDU market in 2016. B2B subscribers comprise mainly small and home offices with less than 10 employees and are exclusively located within MDUs. Subscription prices and related fees are based on the types of service selected, whether the services are sold as a “bundle” or on an individual basis, and the equipment necessary to receive the services. Typically, monthly subscription fees for the digital services provided by Com Hem are billed in advance to subscribers on a monthly basis.

The CPE required in certain cases for the receipt of the digital services is generally provided by Com Hem to subscribers and can be self-installed by the subscriber. In most cases, Com Hem leases the CPE to the subscriber, but certain CPEs can in some cases be purchased either from Com Hem or third-party retailers.

In order for Com Hem to sell services to an MDU, it typically needs a contract with the landlord of the MDU. Com Hem typically enters into contracts with landlords of MDUs to provide all tenants with basic TV service, consisting of up to 17 basic TV channels including must-carry channels, with the cost of the service paid by the landlord to Com Hem. Once a service relationship is established with the landlord through the delivery of basic TV service to its tenants, individual subscribers (i.e., typically tenants within the MDUs) have the ability to subscribe to the digital services of either Com Hem or a third-party provider. Com Hem then typically enters into standard form contracts directly with subscribers in the MDU. In some cases, Com Hem enters into a so-called collective agreement with a landlord of an MDU or with the tenant association of an MDU, which is an arrangement in which the subscription terms apply to all of the consumer subscribers in the MDU and that sets out the services available to all of the consumer subscribers in the MDU. In collective agreements, the average revenue per customer is generally lower than in a standard contract as Com Hem offers a group discount. However, the total revenue for the entire MDU is generally higher for a building with a collective agreement as all tenants are covered by the collective agreement and the baseline services they receive will be paid for by the landlord or housing association.

Products and Services

Com Hem offers subscription-based services and related products in Sweden that comprise broadband, digital TV & Play and telephony services. The majority of services and related products are offered and provided to consumer subscribers within the addressable footprint of 2.95 million households, as of June 30, 2018. The addressable footprint consists of 2.0 million MDU households and 950,000 SDU households. Of the 2.0 million addressable MDU households, 1.7 million addressable households are connected to the vertical FiberCoax network and 300,000 addressable households are connected to open fiberLAN networks. The B2B has a subset of its customers outside of Com Hem’s addressable footprint (“OffNet”). The Boxer Segment also has a subset of its customers outside of Com Hem’s addressable footprint as it sells digital TV & play services through the DTT, which is able to reach 99.8 percent of the Swedish population.

Broadband Services

Com Hem offers broadband services on a stand-alone basis and bundled with other digital services. The broadband services are offered to consumers and businesses that are connected to Com Hem’s network (either vertical or third-party networks) as well as a subset of the B2B subscribers who are OffNet. As of June 30, 2018, Com Hem had approximately 801,000 consumer broadband RGUs, of which 765,000 were Com Hem Segment’s consumer subscribers and 36,000 were Boxer Segment consumer subscribers. In addition, Com Hem has broadband subscribers in the Com Hem Segment’s B2B category.

As part of Com Hem’s standard broadband services, it currently provides broadband packages with marketed download speeds ranging from 10 Mbit/s, 50 Mbit/s, 100 Mbit/s, 250 Mbit/s and 500 Mbit/s through FiberCoax, and up to 1 Gbit/s through fiberLAN networks and marketed upload speeds ranging from 10 Mbit/s to 50 Mbit/s and 100 Mbit/s, respectively. The Com Hem Segment consumer broadband services also include cloud storage for an additional fee, which allows subscribers to store or backup files across various devices. Out of the 1.7 million addressable households connected to Com Hem’s FiberCoax network as of June 30, 2018 almost all are upgraded to the DOCSIS 3.0 standard and capable of delivering broadband services. As of December 31, 2017, 500 Mbit/s service was technically available to 100 percent of all homes connected to Com Hem’s DOCSIS 3.0 capable FiberCoax network.

During 2018, Com Hem plans to upgrade the FiberCoax network to the next generation of cable network under the international DOCSIS 3.1 standard, which in theory can provide up to 10 Gbit/s in download speeds and approximately 1 Gbit/s in upload speeds. Com Hem plans to launch broadband packages with marketed download speeds of 1.2 Gbit/s and upload speeds of 100 Mbit/s, which would be available to 85 percent of the addressable households currently connected to the DOCSIS 3.0 FiberCoax network during 2018 and would reach 100 percent during 2019. The majority of the investments necessary to complete the upgrade were achieved in 2016 and 2017. Com Hem is also considering an option to roll out symmetrical up to 1.2 Gbit/s speeds if it is able to identify sufficient subscriber demand.

Starting in 2019, Com Hem has planned to commence the upgrade of the FiberCoax network to the next generation of cable network, called Full Duplex DOCSIS. This upgrade is expected to significantly increase network capacity and vastly improve load sharing capabilities which is anticipated to provide Com Hem a strong basis to handle next generation demand for network capacity in a cost-efficient manner. The upgrade is expected to continue for several years and will be carried out selectively in areas based on customer demand for capacity.

TV & Play Services

Com Hem provides digital TV & play services directly to consumer tenants in MDUs and to consumers in SDUs and both digital and analogue TV services to consumers through contracts with landlords of MDUs. Com Hem offers TV services on a stand-alone basis and bundled with other digital services. The television services are offered on a monthly subscription basis to consumers that are connected to Com Hem’s network. The Boxer Segment also sells digital TV & play services through the DTT network that technically reaches substantially all of the Swedish population. As of June 30, 2018, Com Hem had approximately 1,074,000 digital TV & play RGUs, of which 654,000 were Com Hem Segment’s consumer subscribers and 420,000 Boxer Segment consumer subscribers.

Com Hem offers consumer subscribers the ability to subscribe to a range of digital TV & play packages that comprise basic and extended TV tiers, premium TV packages and VOD (Video On-Demand) services. As at June 30, 2018, Com Hem offered the widest range of content in the Swedish market with approximately 185 linear TV channels and thousands of movies and TV series through its approximately 140 play channels included in the regular subscription-based TV packages. Com Hem also offered pay-per-view services, mainly for sporting events, and additional movies and series available through TVOD (Transactional Video On-Demand), which a subscriber can purchase on top of the content included in the subscription. In addition, Com Hem integrates premium content through third-party providers such as Netflix. Com Hem regularly reviews its pricing policy in order to offer a competitive pricing scheme, taking into consideration available channels and content as well as services offered by competitors.

Com Hem offers several kinds of hardware and software-based TV delivery systems including set top boxes, TiVo, Com Hem Play and Boxer Play.

In 2013, Com Hem entered an exclusive relationship with TiVo with respect to the distribution of TiVo services in Sweden. TiVo features include simultaneous recording of TV content, a user friendly and streamlined interface, remote booking of PVR recording from any device, transactional pay-per-view and subscription on-demand services and multiscreen services including linear TV, “Start Over” and “Catch-Up TV” functionalities and fully integrated OTT services such as Netflix.

In 2015, Com Hem launched the application called Com Hem Play (“Com Hem Play”), exclusively for TiVo subscribers. The application mirrors the content and functionality of the subscribers’ subscription and allows subscribers to access their TV service remotely by streaming content over their broadband connection through any device connected to any broadband network. In 2016, Com Hem Play was extended from a feature exclusive to TiVo subscribers to all digital TV subscribers, giving access to on-demand services to non-TiVo subscribers for the first time. The Boxer Segment also offers its subscribers an application-based TV product called Boxer Play (“Boxer Play”) which is more limited in functionality than Com Hem Play.

In 2018, Com Hem launched its next generation set top box called “TV Hub” (“TV Hub”). TV Hub is designed to be compatible with FiberCoax, LAN and DTT networks and will be made available through the Com Hem and Boxer brands.

The TV Hub is based on the Android ecosystem, which offers certain anticipated benefits such as cost-efficient development, quick and flexible updates, enhanced security and also enables subscribers to download third-party applications. The subscribed content will be accessible through the Com Hem TV Hub, including both linear and on-demand content as well as premium content from third party OTT providers.

Com Hem believes it has developed strong and long-term relationships with broadcasters and content aggregators in connection with digital TV & Play services, VOD services, and integrated OTT services, which has enabled Com Hem to provide the widest range of content in the Swedish market.

Telephony Services

Com Hem telephony services primarily comprise fixed-line telephony services using VoIP technology to consumer and B2B subscribers. Fixed-line telephony subscribers are charged a fixed monthly subscription fee and additional fees for traffic consumption. As of June 30, 2018, Com Hem had approximately 261,000 consumer fixed-line telephony RGUs, of which 252,000 were Com Hem Segment consumer customers and 9,000 Boxer consumer customers. In addition, Com Hem has fixed-line telephony customers in the Com Hem Segment’s B2B category.

The mobile telephony services, which are available to B2B subscribers only, are marketed under the brands Phonera and Com Hem Företag. Com Hem acts as a mobile service provider with traffic control on Telenor’s and Telia Company’s mobile networks.

Operating Segments

Com Hem’s business activities are divided into two operating segments, Com Hem and Boxer. The following table summarizes Com Hem’s subscriber statistics for the periods indicated.

	As of and for the six months ended June 30,		As of and for the year ended December 31,
	2018	2017	2017	2016	2015
	(in thousands, except percentages and as otherwise indicated)
Com Hem Operating Segment
Total addressable footprint(1)	2,786	2,382	2,628	2,265	1,968
Unique consumer subscribers(2)	992	961	983	945	911
Consumer churn as percent of unique consumer subscribers (percent)(2)(3)	12.8	12.4	13.1	13.2	13.2
Total consumer RGUs(4)	1,672	1,642	1,671	1,627	1,616
Digital TV & play consumer RGUs(4)	654	645	655	644	635
Of which High end set top boxes(6)	273	255	264	246	224
Broadband Services RGUs(4)	765	724	750	702	658
Fixed-line Telephony RGUs(4)	252	272	266	282	322
Consumer ARPU, SEK(5)	378	376	372	369	361
Boxer Operating Segment
RGUs(4)	464	493	480	511	N/A
Unique Subscribers(2)	429	471	451	495	N/A
ARPU, SEK(5)	309	298	299	290	N/A
Consumer churn as percent of unique consumer subscribers (percent)(2)(3)	16.6	15.0	17.0	16.6	N/A

Notes:
(1)
Total addressable footprint represents the number of households connected to Com Hem FiberCoax and FiberLAN networks, third party open networks, and connected and/or passed by fiber in networks unbundled by Com Hem.

(2)
Unique consumer subscribers represent the number of individual end-users who have subscribed for one or more of Com Hem’s digital services (digital-TV & play, broadband and fixed-line telephony). Com Hem refers to the end-users receiving services directly through its own, third-party or unbundled networks as unique subscribers, even if the billing relationship for that end-user is with the end-user’s landlord or housing association.

(3)	Churn represents the voluntary or involuntary discontinuance of the use of services by a subscriber.
(4)
RGUs (revenue generating units) refer to each subscriber receiving digital-TV & play, broadband and telephony services from Com Hem including under the Boxer and Phonera brands. A subscriber who has all three services is counted as three RGUs but one unique subscriber.

(5)
ARPU (average monthly revenue per user) is calculated by dividing the monthly revenue for the respective period by the average number of unique consumer subscribers for that period. The average number of unique consumer subscribers is calculated as the number of unique consumer subscribers on the first day in the respective period plus the number of unique consumer subscribers on the last day of the respective period, divided by two.

(6)	High end set top boxes refers to customers with either a TiVo or a TV Hub set top box

Com Hem Segment

The Com Hem Segment consumer brand, Com Hem, is Com Hem’s premium brand with price points toward the higher end of the spectrum reflecting the wide array of customizable content and packages. Focus for the brand is to increase customer satisfaction by providing market-leading offerings and customer service.

Com Hem Segment’s Consumer Category

The Com Hem Segment’s consumer business provides subscription-based services to consumer subscribers in the MDU and SDU markets. Com Hem sells broadband, digital TV & play and fixed-line telephony to households within its footprint. As of June 30, 2018, Com Hem delivered 1.7 million RGUs to 992,000 customers which translates to an average of 1.7 RGUs per customer.

The Com Hem Segment’s consumer business sells services on a total footprint of 2.8 million addressable households of which 2.0 million are in the MDU market and 0.8 million are in the SDU market, as of June 30, 2018. The MDU footprint consists of 1.7 million vertical FiberCoax (cable) addressable households and 0.3 million open fiberLAN addressable households, as of June 30, 2018. The SDU footprint consists of unbundled (ULL) Skanova AB fiber and third party open fiberLAN networks.

In 2016 and 2017, the Com Hem Segment increased its number of addressable households significantly by expanding its network into the SDU market. Nevertheless, the vast majority of the Com Hem Segments existing customers are located in MDUs, which is the market in which it has been present since inception.

The blended churn rate in the Com Hem Segment’s consumer business has declined considerably over the last few years as a result of Com Hem efforts to increase customer satisfaction by providing market leading offerings and customer service.

The Com Hem Segment’s consumer business generated SEK 2,214 million of revenue in the first six months ended June 30, 2018 which represented 62 percent of total revenue of Com Hem, and 79 percent of total Com Hem Segment revenue.

Com Hem Segment’s Consumer Category – Broadband

The Com Hem consumer segment offers the entire suite of broadband services, content and functionality to subscribers that are connected to Com Hem’s network (vertical or third-party networks). The average purchased speed was 154 Mbit/s across the subscriber base as of June 30, 2018. The average speeds across the subscriber base has increased since 2015 as subscriber demand for faster broadband has increased due to accelerating consumer demand for capacity in the network.

As of June 30, 2018, the Com Hem Segment had approximately 765,000 broadband RGUs, which translates to a penetration of approximately 27 percent of the Com Hem Segment’s addressable footprint and 77 percent of the Com Hem Segment’s consumer business’ unique subscribers. The Com Hem Segment’s consumer business’ broadband services generated SEK 1,123 million of revenue for the six months ended June 30, 2018 which represented 31 percent of total revenue for Com Hem and 40 percent of total Com Hem Segment revenue for the six months ended June 30, 2018.

Com Hem Segment’s Consumer Category – Digital TV & Play

The Com Hem Segment’s consumer business offers the entire suite of digital TV & play services, content and functionality to subscribers that are connected to Com Hem’s network (vertical or third-party networks). As of June 30, 2018, the Com Hem Segment’s consumer business had approximately 654,000 digital TV & play RGUs, which translates to a penetration of approximately 23 percent of the Com Hem Segment’s addressable footprint and 66 percent of the Com Hem Segment’s consumer business’ unique customers. In the six months ended June 30, 2018, digital TV & play services generated an ARPU of SEK 242. The Com Hem Segment’s digital TV & play services generated SEK 950 million of revenue for the six months ended June 30, 2018, which represented 26 percent of total revenue for Com Hem and 34 percent of total Com Hem Segment revenue for the six months ended June 30, 2018.

Com Hem Segment’s Consumer Category – Fixed-line Telephony

The Com Hem Segment consumer business offers fixed-line telephony services to consumer subscribers. As of June 30, 2018, the Com Hem Segment’s consumer business had approximately 252,000 consumer fixed-line telephony RGUs which translates to a penetration of approximately 9 percent of the Com Hem Segment’s addressable footprint and 25 percent of the Com Hem Segment’s consumer business’ unique subscribers. Fixed-line telephony penetration has declined over the last years as a general decline in market demand for fixed-line telephony services has resulted in high churn in fixed-line telephony RGUs. The Com Hem Segment’s consumer business’ fixed-line telephony services generated SEK 88 million of revenue for the six months ended June 30, 2018 which represented 2.5 percent of total revenue for Com Hem and 3 percent of total Com Hem Segment revenue for the six months ended June 30, 2018.

Com Hem Segment’s B2B Category

The Com Hem Segment’s B2B business provides broadband, fixed-line telephony and mobile telephony services mainly to small and home offices. The B2B business also includes a set of business services including web hosting, e-mail and security, and multi-line telephone services.

The B2B category is divided into two categories: OnNet and OffNet. OnNet subscribers are connected to Com Hem’s own network, and are typically small businesses at the bottom floor of a residential MDU where it sells services to the tenants. OnNet services are marketed by Com Hem under the brands Com Hem Företag and Phonera. OnNet is the main driver of revenue and profitability in the B2B category as Com Hem can create competitive offers by capitalizing on the strength of its network and connecting additional subscribers requires only marginal additional investments. OffNet subscribers are connected to a third-party network and the B2B business provides services that it purchased from other network operators, including third-party xDSL networks, marketed by Com Hem under the brand Phonera. Subscribers of Phonera services are effectively outside of Com Hem’s network where it acts as a virtual operator reselling broadband and telephony services of third party fixed-line operators.

As of June 30, 2018, the Com Hem Segment’s B2B category had approximately 25,000 OnNet business subscribers and approximately 22,000 OffNet business subscribers.

The Com Hem Segment’s B2B business generated SEK 135 million of revenue for the six months ended June 30, 2018 which represented 4 percent of total revenue of Com Hem and 5 percent of total Com Hem Segment revenue for the six months ended June 30, 2018.

Com Hem Segment’s Network Operator Category

The Com Hem Segment’s network operator business includes the operations of Com Hem’s communications operator, iTUX. The network operator business also includes revenues from fees charges to SDU households for connecting the property to a network as well as revenue from contracts with landlords. The Com Hem Segment’s network operator business generated SEK 428 million of revenue for the six months ended June 30, 2018 which represented 12 percent of total revenue of Com Hem and 15 percent of total Com Hem Segment revenue for the six months ended June 30, 2018.

Com Hem Segment’s Network Operator Category – Landlords

The Com Hem Segment’s network operator business provides basic TV services primarily to subscribers who reside in MDUs based on contracts with the landlord. Landlords include municipally-owned public housing companies, private landlords of multi-tenant buildings and tenant-owned cooperative housing (Bostadsrättsföreningar). As of June 30, 2018, the Com Hem Segment’s network operator business included over 20,000 different arrangements with landlords and to a limited extent SDU households to provide basic TV services, consisting of up to 17 basic TV channels including must-carry channels, to those homes connected to Com Hem’s FiberCoax cable network which includes 1.7 million addressable households.

Once Com Hem has established a distribution and service relationship with a landlord through the delivery of basic TV service to tenants, individual subscribers (or tenants within the MDUs) have the opportunity to subscribe to any of Com Hem’s digital services, which are then provided by the Com Hem Segment’s consumer business. Such subscribers pay for basic TV access as part of their rent or as a separate charge paid directly to their respective landlord.

Com Hem typically enters into 36-month agreements which provide for a 12-month termination period, and the agreements automatically renew for an additional 36 months if not terminated within the termination period. While some of these agreements have terms of up to ten years, the average term duration is generally three to four years. Subscription fees under these agreements are typically paid quarterly in advance.

Com Hem Segment’s Network Operator Category – iTUX

iTUX, which commenced operations in 2009, is a communications operator for approximately 160,000 open fiberLAN households as of June 30, 2018. iTUX operates open fiberLAN networks for MDUs and SDUs on behalf of a third-party network owner. iTUX is responsible for installing the active network equipment as well as running and maintaining the day-to-day operation of the network infrastructure necessary to connect any service provider, such as Com Hem or its competitors, to open fiberLANs. iTUX, like its competitors, enters arrangements with a number of service providers, including Com Hem, who then have the opportunity to market their services to homes connected to the respective fiberLAN. The network operator business has provided Com Hem with additional opportunities to grow its footprint and gain access to potential subscribers outside Com Hem’s FiberCoax footprint through open fiberLANs.

iTUX charges access fees to service providers in return for such service providers gaining access to potential subscribers through the third-party network, and transmission fees to service providers that have active subscribers on the network. The access fee is a one-time fee while the transmission fee is a monthly fee per active subscriber (which varies depending on services and speeds). The access fee and transmission fees vary between different networks. iTUX in turn pays a monthly fee to the network owner.

Com Hem Segment’s Network Operator Category – SDU Connection Services

The Com Hem Segment’s network operator business also includes network connection services that it offers to SDUs. It charges connection fees that are paid by homeowners in the SDU market in return for being connected to an unbundled fiber network such as the fiber network provided by Skanova AB. Once the SDU is connected to a network, the Com Hem Segment’s consumer business, or even a third-party service provider, is then in a position to offer a range of digital services to the household in the SDU.

Boxer Segment

The Boxer Segment and the Boxer brand is a core part of Com Hem’s dual brand strategy with respect to its digital services, together with the Com Hem brand. The Boxer brand represents Com Hem’s value brand that focuses on simple propositions at competitive prices, and is a key element in Com Hem’s strategy to seek to gain additional market share. The Boxer Segment provides subscription-based services to consumer subscribers mainly in the SDU market. The Boxer Segment offers broadband, digital TV & play and fixed-line telephony within its fiber footprint and digital TV & play in the DTT network. As of June 30, 2018, the Boxer Segment had a fiber footprint of 1.25 million addressable households, of which 950,000 are SDUs and 300,000 are MDUs. The 300,000 MDU-households are all connected to open fiberLAN networks where the Com Hem consumer brand is also present. The 950,000 SDU households are either connected to open fiberLAN networks or unbundled Skanova AB networks, and in 150,000 of these households the Com Hem Segment is not present due to the nature of the network connecting those households. As of June 30, 2018, Boxer delivered 464,000 RGUs to 429,000 customers which translates to an average of 1.08 RGUs per customer.

Com Hem acquired Boxer TV-Access AB in September 2016, and considerably expanded Com Hem’s presence in the SDU market. The acquisition of Boxer TV-Access AB represented a highly attractive opportunity for Com Hem to accelerate its reach in the SDU market given the near 500,000 DTT subscribers in the SDU market that Boxer TV-Access AB had at that time. Directly prior to the acquisition, the business that forms the Boxer Segment almost exclusively sold TV services through the DTT network. At that time, the DTT subscriber base had been in structural decline for several years due to the rollout of fiber in the SDU market, which resulted in many DTT customers choosing to buy fiber-IPTV as they got connected to fiber broadband networks.

The Boxer Segment generally sells broadband, TV and fixed-line telephony services directly to consumers through either “bundled” offers or on a service-by-service basis. The Boxer brand is based on simplicity, with less customizable bundles, without a mandatory contractual binding periods, fewer add-on services and lower price points than the Com Hem brand.

The Boxer Segment generated SEK 813 million of revenue for the six months ended June 30, 2018, which represented 23 percent of total revenue for Com Hem.

Boxer Segment – Broadband

The Boxer Segment generally sells broadband services, primarily to SDUs where Boxer has the majority of its legacy DTT subscriber base. In early 2017, the Boxer Segment launched the largest marketing campaign in the history of its brand focused on establishing the Boxer brand as a broadband-led operator for SDUs, while connecting to fiber networks. As of June 30, 2018, the Boxer Segment had approximately 36,000 broadband RGUs and 9,000 fixed-line telephony RGUs. The Boxer Segment currently provides broadband packages with marketed download speed tiers of 10 Mbit/s, 50 Mbit/s and 100 Mbit/s.

Boxer Segment – Digital TV & Play

Boxer provides digital TV & play services to consumer subscribers, primarily in the SDU market. The majority of the digital TV & play services are transmitted to subscribers via the DTT network operated by Teracom, a third-party service company owned by the Swedish government. In connection with the acquisition, a long-term commitment was agreed to secure the delivery of the DTT services, with a predetermined transmission fee for the period until March 2020, after which the transmission fee will be renegotiated within a pre-agreed span for the fee, which is set out to be less than it is currently. The Boxer Segment’s expansion into fiber networks has enabled it to also provide fiber-IPTV services. As of June 30, 2018, the Boxer Segment had approximately 420,000 digital TV & play RGUs.

The digital TV & play services offered by the Boxer Segment provide for a range of digital TV & play packages that comprise basic and advanced TV tiers, and the opportunity to select favorite channels with flex-packages and view programs on multiple screens. As of June 30, 2018, the Boxer Segment offered approximately 70 linear TV channels and thousands of movies and TV series through its approximately 30 VOD channels included in the regular subscription-based TV packages. Boxer also offers pay-per-view services, mainly sporting events, and additional movies and series available through TVOD (Transactional Video On-Demand) which customers can purchase on top of the content included in the subscription.

Boxer delivers its digital TV & play services through the traditional set top box as well as the companion application “Boxer Play,” which enables subscribers to access their TV service remotely by streaming content over their broadband connection through any device. Com Hem expects to launch “TV Hub” as the main commercial offering for Boxer TV customers during 2018.

Suppliers

Com Hem has four main categories of supplier arrangements, including arrangements with content providers, arrangements with network equipment and software suppliers, arrangements with CPE suppliers, and arrangements with network providers.

Content providers

Com Hem believes it has developed strong and long-term relationships with broadcasters and content aggregators in connection with digital TV & play services, VOD services, and integrated OTT services, which has enabled Com Hem to provide the widest range of content in the Swedish market. The content agreements with broadcasters are generally not based on a consumer price index (or other price adjustments) but include subscriber volume-based payment reduction ratchets, pursuant to which content costs per subscriber generally decrease as the number of subscribers increase. Furthermore, the content costs related to premium channel packages are based on a revenue sharing model, which historically has provided a degree of insulation to Com Hem from the risk of inflation with respect to its content costs.

Network equipment and software suppliers

Com Hem obtains network equipment and software from several suppliers such as Huawei, Harmonic and Cisco. The network equipment and software is critical to the fundamental operation of Com Hem’s network and ensure the quality of the digital services it offers. The network equipment and software is used throughout Com Hem’s technology value chain, e.g. from central service platforms to transport and local platforms, access networks and network operations and quality.

As part of Com Hem’s roll out of DOCSIS 3.1, Com Hem is replacing its cable modem termination systems (“CMTS”) with a converged cable access platform (“CCAP”), which will require the installation of CCAP-compliant equipment and software. CCAP is designed to enable higher speeds and greater bandwidth capacity.

In addition, Com Hem’s process of transitioning its access to capacity on the national backbone to the new provider Skanova AB, will require the replacement of certain network equipment.

CPE

Com Hem sources CPE from a variety of manufacturers and resellers and regularly conducts field trials to test if the CPE performs as anticipated. The set-top boxes that are enabled to receive Com Hem’s next-generation TV application, TV Hub, are provided by Technicolor. Part of Com Hem’s roll out of DOCSIS 3.1, requires specially enabled modems which Com Hem sources from Sagemcom.

Network providers

The significant majority of Com Hem’s network is leased through long-term agreements, including the leased facilities for equipment for the national playout centers and headends.

Com Hem has entered into several agreements regarding network leases that are critical to its ability to operate. It leases transmission capacity on the national backbone pursuant to a framework agreement with the Swedish Transport Administration, Trafikverket. The agreement with the Swedish Transport Administration is in the process of being phased out. Com Hem is in the process of transitioning its access to capacity on the national backbone to a new provider. Com Hem has entered an arrangement with Skanova AB regarding national backbone access, which runs until 2026. The transition is expected to be completed during the beginning of 2019.

Com Hem is also party to several arrangements, such as with Skanova AB and Stokab (the City of Stockholm), regarding the lease of fiber including access networks, duct space and co-location of equipment in regional and metropolitan areas.

Product, Commercial, Marketing, Sales and Customer Care

Com Hem’s Product, Commercial, Marketing, Sales and Customer Care teams are centralized and shared across both of the Com Hem and Boxer operating segments. The mission of the teams is to attract, develop and retain profitable subscribers. This is done by developing, refining and managing competitive offerings.

The product team is responsible for product development of all of Com Hem’s digital services. The team is also responsible for matters related to content, such as sourcing content from broadcasters and TV channels and maintaining such relationships.

The Commercial team is a cross-product propositions team, which is responsible for developing attractive and profitable bundled and single-play propositions for new subscribers with the aim of driving profitability.

The Marketing team is responsible for strategic brand positioning in addition to developing and monitoring advertisement campaigns, which includes initiating and creating advertising campaigns. The Marketing team also includes the web development team, which is responsible for identifying suitable opportunities for web-based sales initiatives and maintaining the homepages as an attractive hub for current subscribers and potential subscribers alike. Com Hem’s marketing strategy emphasizes the sale of bundled services to existing and potential subscribers through TV and online advertising in combination with direct marketing, and participation in social media sites. The Marketing team activities are intended to grow customer relationships, increase services per relationship, retain existing customers and cross-sell additional products to current subscribers. The effectiveness of the marketing efforts is monitored in addition to customer perception, competition, pricing, and service preferences, among other factors, in order to increase Com Hem’s responsiveness to existing subscribers and to improve sales and customer retention.

The Sales team is responsible for monitoring and executing sales to consumer and business subscribers and the commercial relationships with landlords related to the MDUs. The sales team handles inbound call center enquiries. The sales team is important for the upselling of additional services to existing subscribers. In addition, Com Hem also uses additional marketing channels to supplement its internal customer service team such as (i) outsourced call centers for outbound telesales that receive commissions per sale, (ii) retail partners that receive commissions to promote and effect a sale, (iii) Com Hem’s homepage and (iv) direct sales.

The Customer Care team operates three call centers in Sundsvall, Härnösand and Örnsköldsvik, Sweden and in addition monitors the relationship with outsourced service providers. Com Hem monitors the performance of its customer care team to enhance its product and service offerings, reliability of services and delivery of quality customer service. Customer satisfaction is measured through surveys which generate a net promoter score (NPS). The NPS is quantified across each product, service and interaction and is used to identify areas of improvement to further increase customer satisfaction. NPS is the primary factor in Com Hem’s “more-for-more” strategy which entails increasing subscriber satisfaction in order to reduce churn, increase the number of RGUs and perform price increases.

Technical Operations and Network Maintenance

The technical operations and network maintenance teams are responsible for developing and maintaining the network and include the field technicians that make site visits. They have end-to-end responsibility for the technical strategy, overall architecture, support systems, maintaining services in the network and for launching new services. Expanding the footprint is an important part of the team’s responsibility in addition to designing, planning and building the networks. In addition, the team monitors the network and services, including handling of service requirements related to customers, network operators or networks. This may also require field technicians to visit customers or proactively maintain the network.

Information Technology

The information technology team plays an important role in supporting the commercial relationship with customers, landlords and others, such as communication operators and regulators, and manages the internal IT functions of Com Hem. It also consists of several technical experts that develop systems that support Com Hem’s back office operations. The business support systems are mostly developed in-house. Com Hem’s information technology team also monitors and maintains the network seeking to prevent systems-related events and security breaches from occurring, such as from worms and other destructive or disruptive software, “cyber-attacks,” process breakdowns, denial of service attacks and other malicious activity, which have generally increased in frequency, scope and potential harm.

Com Hem also purchases various software and IT systems and equipment from third-party providers, including with respect to customer care and billing.

Network and Infrastructure

Com Hem’s network can be divided into four different segments; (i) Playout, (ii) Backbone to Local Headend (iii) Access Network and (iv) In-House Network, and two different vertical layers; (i) The passive network and (ii) The active network.

(Figure - the passive layer of the network)

A playout center is a central site ensuring TV distribution to most of Sweden. The playout centers are built to provide redundancy and high uptime. Headends are more de-centralized as they are located closer to the area in which a subscriber is located. The equipment installed in the headend is only used for the specific area the respective headend supports. All active equipment to enable end-user services are owned by Com Hem, while other parts of the network are leased from third-parties.

The network allows Com Hem’s TV, broadband and fixed-line telephony services to be bundled within one physical cable. The network is designed to provide a common architecture independent of the access network, including Coax, vertical FTTx/LANs, open FTTx/LANs or unbundle FTTx/DSL.

Vertical layer of the Com Hem fixed-network

The passive part of the vertical layer consists of a leased national backbone connecting the playout to the headends. From a headend, Com Hem connects to the in-house networks owned by landlords via either a leased access network or via rented capacity in an access network. The passive part of Com Hem´s network is therefore almost entirely owned by third-parties. The second part of the vertical layer, the active part, consists of the active equipment in the network and enables the usage of the network. The active equipment is owned by Com Hem.

Different elements of Com Hem’s fixed-network Playout Centers

All central equipment is located in data centers in the Stockholm, Sweden area that hosts equipment and systems for digital TV & play and other crucial support systems. The playout centers are also key to Com Hem’s broadband offering and host hardware for major business and operational support systems. All equipment situated in the playout centers that enables the provision of digital services are owned by Com Hem, but the facilities in which they are housed are rented. All of Com Hem’s services are distributed from playout centers over the national backbone, via routers, to local head-ends.

Backbone: The national backbone Com Hem uses is leased from the Swedish Transport Administration, Trafikverket and Skanova AB. Com Hem uses the backbone to transport all digital signals to subscribers throughout Sweden. Trafikverket or Skanova AB operates the physical fiber net and Com Hem owns and operates all routers. The backbone connects Stockholm, Gothenburg and Malmö, with two sites in each city. From these core network sites all backbone sites are connected. From the core-network, Com Hem also connects to peering points, i.e. where it connects to other operators and accesses the rest of the world. The national backbone connects to 46 major headends. In addition to the national backbone, the distribution of Com Hem’s services within the densely-populated areas of Stockholm and Gothenburg, Sweden are supported by local dark fiber rings to address increased capacity needs.

Headends: A typical headend consists of a backbone router, an on-demand streamer, a broadband router (CMTS), local receivers of DVB-S and DVB-T signals as well as combining equipment and laser transmitters that send signals in the leased coax access network and in the landlord owned coax in-house network. TV signals carried from the backbone are mixed with locally-received signals and narrowcast signals, including on-demand, fixed broadband and fixed-line telephony signals, and are then combined and inserted into laser transmitters connected to fiber nodes on the coax part of network. The headend facilities and rackspace are leased from Skanova AB and from private landlords. Headend utilities, like power and cooling, are either included in Skanova AB’s facilities or provided by Com Hem.

(Figure – Map of the backbone and headends)

Access network

The access network can be divided into the two different access network types (i) Coax, and (ii) fiber. Com Hem rents both types of passive access network that are used to connect to the in-house networks. Regarding access networks used to connect open networks to the national backbone, Com Hem leases capacity instead of leasing the passive network itself. Also with respect to the unbundled fiber and unbundled xDSL products sold under the Com Hem, Boxer and Phonera brands, respectively, Com Hem leases access network capacity instead of leasing the passive network itself.

In-house Network

The in-house network is the final part of the network, owned by the landlords of MDUs or the subscribers. Com Hem needs an agreement with the landlords, communication operator or the home-owner to access the in-house network and be able to sell services to individual subscribers. The significant majority of households connected to Com Hem’s network is located in areas connected to the national backbone.

Intellectual Property

Com Hem has registered various domain names, including “comhem.se.” and “boxer.se”. Com Hem has also registered various Swedish and EU trademarks, including registrations for the trademarks “Com Hem,” “Phonera,” “iTUX” and “Boxer”.

Real Property

The following table sets forth certain information with respect of the material facilities that Com Hem currently operates and which it believes are of importance to their operations. Com Hem leases all of the real property it uses to conduct its operations, and all of it is located in Sweden.

Location (Sweden)	Approximate Area (m2)	Use of facility
Stockholm, Fleminggatan	7,365	Head office; Network operations center
Stockholm, Nacka Strand Cylindervägen	970	Office, Playout Center; Distribution central for TV and Broadband
Stockholm, Magnus Ladulåsgatan	900	Playout Center
Stockholm, Kaknästornet Mörka Kroken	150	Distribution central for TV
Stockholm, Tranebergsvägen	300	Telephony and core systems service site
Stockholm, Finlandsgatan	150	Distribution central for TV and Broadband
Ornsköldsvik, Lasarettsgatan	1,850	Office; Customer service site
Härnösand, Storgatan	4,126	Office, Technology
Sundsvall, Bankgatan	1,234	Office; Customer Service, sales and field service site
Malmö, Axel Danielssons Väg	828	Office, Distribution central for TV and Broadband
Göteborg, Vädursgatan	200	Distribution central for TV and Broadband
Göteborg, Ättehögsgatan	429	Office

Employees and Pension Obligations

As of June 30, 2018, Com Hem had approximately 1,006 employees, including part-time employees. The table below sets forth the number as of the dates indicated. In addition, Com Hem engages a significant number of independent consultants.

	As of June 30,		As of December 31,
	2018	2017	2017	2016	2015
Permanent Employees	994	1,095	1,083	1,158	1,169
Of whom full-time	900	992	981	1,112	1,148
Of whom part-time	94	103	102	46	21
Temporary employees	12	13	13	21	9
Total number of employees	1,006	1,108	1,096	1,179	1,178

Com Hem has a number of both defined-contribution and defined-benefit pension plans, with an increasing number of employees being gradually covered by defined-contribution plans while the defined-benefit pension plans are being phased out. Com Hem AB and Boxer TV-Access AB participate in collective agreements and offer pension benefits to all employees under the Swedish national pension system, also known as ITP, while iTUX Communication AB is not bound by a collective agreement, and therefore offer pension benefits based on individual contribution-based pension agreements.

For additional information on employees and pension obligations, see “Note 20” to Com Hem’s audited consolidated financial statements as of and for the year ended December 31, 2017.

Environmental Matters

Com Hem is subject to a variety of laws and regulations relating to land use and environmental protection. It could incur costs, such as fines and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations.

Insurance

Com Hem has insurance coverage under various insurance policies for, among other things, property damage to its network operations center, playout center, office locations, hubs and headends, technical and office equipment and stock, as well as coverage for business interruption. Its insurance policies typically provide for insurance caps and deductions. The business interruption coverage is limited to situations where the interruption is caused by an insured property damage. It does not have insurance coverage for all risks because in its view, these risks cannot be insured or can only be insured at unreasonable terms. For example, the broadband cable network in the ducts is not insured and an interruption caused by damage to such network would therefore not be covered by the business interruption insurance. There is also no insurance coverage against the risk of failure by subscribers to pay. Com Hem also has insurance policies covering transport, general and product liability as well as for certain criminal acts. For all members of the board of directors as well as certain other employees, Com Hem has taken out directors and officers liability insurance. Com Hem believes the existing insurance coverage, including the amounts of coverage and the conditions, provides reasonable protection, taking into account the costs for the insurance coverage and the potential risks to business operations. However, it can provide no assurances that losses will not be incurred or that claims will not be filed against it which go beyond the type and scope of the existing insurance coverage.

Competition

The TV, broadband and fixed-line telephony industries are competitive, and Com Hem faces competition from established and new competitors in Sweden. Com Hem’s main competitors are Telia Company and Telenor. The nature and level of the competition that it faces varies by region in Sweden and for each of its products and services, but, in each case, it competes on the basis of product and service specifications, technology and ease of use, quality of service, price and customer care. For additional information on the development of the digital TV & play, broadband and fixed-line telephony industries in Sweden, see “Enlarged Tele2—Market Overview of Enlarged Tele2—Key telecommunication industry trends and drivers in Europe”.

Legal Proceedings

Com Hem is involved in a number of legal proceedings that have arisen in the ordinary course of their business. Com Hem does not expect the legal proceedings in which they are involved or with which they have been threatened to have a material adverse effect on their business or consolidated financial position. The outcome of legal proceedings, however, can be extremely difficult to predict with certainty, and Com Hem can offer no assurances in this regard.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF TELE2

The following discussion and analysis summarizes the significant factors affecting the results of operations, financial condition and liquidity position of Tele2 for the years ended December 31, 2017, 2016 and 2015 and the six months ended June 30, 2018 and 2017 and should be read in conjunction with the financial statements and related notes of Tele2 that are included elsewhere in this prospectus. The following discussion and analysis contain forward-looking statements that reflect Tele2’s plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 14 of this prospectus. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors” beginning on page 18 of this prospectus.

Overview

Tele2 is a European telecommunications operator and the second largest operator in Sweden in terms of mobile service revenue. Tele2 offers mobile services, fixed broadband and telephony, data network services, and global IoT solutions to 17 million customers in eight countries (including approximately 1.6 million customers in Tele2 Netherlands, which is classified as discontinued operations). Tele2’s mission is to fearlessly liberate people to live a more connected life. Tele2’s principal business and focus is developing mobile services on its own infrastructure, which is complemented by fixed broadband and B2B services in select countries. In 2017, mobile revenue accounted for 84 percent of revenue, and Tele2’s businesses in Sweden and the Baltics accounted for 79 percent of revenue.

Since the risks in Tele2’s operations are mainly linked to the various markets in which it operates, Tele2 follows up and analyses its business on country level. Hence each country represents Tele2’s operating segments apart from the segment Other. The segment Other mainly includes IoT, the parent company Tele2 AB (publ) and central functions, and other minor operations. Tele2 Sweden is split into core operations and central group functions. Core operations is reported in the segment Sweden and central functions are included in the segment Other. The segment reporting is in line with the internal reporting to the chief operating decision maker, which is Tele2’s “Leadership Team.”

In 2017, Tele2 generated revenue of SEK 24.8 billion, net profit of SEK 2,411 million, corresponding to a net profit margin of 9.7 percent and reported an Adjusted EBITDA of SEK 6.4 billion, corresponding to an Adjusted EBITDA margin of 26.0 percent.

Recent Developments

Tele2 announced on June 12, 2018 that the EC has decided to initiate a Phase II investigation into the merger of Tele2 Netherlands and T-Mobile Netherlands. Tele2 is having constructive discussions with the EC and will continue to work closely to obtain clearance. The EC now has ninety working days to reach a final decision on the compatibility of the transaction with EU merger rules; which implies that a decision in the final three months of 2018 is likely. Tele2 Netherlands and T-Mobile Netherlands announced their joint ambition to merge their operations on December 15, 2017.

Non-IFRS Financial Measures

Tele2 uses certain measures derived from consolidated financial data but not presented in its financial statements prepared in accordance with IFRS, such as Adjusted EBITDA, Adjusted EBITDA margin, Items affecting comparability, Free cash flow, CAPEX, and Net Debt. These measures are considered “non-IFRS financial measures” under the SEC rules.

For a reconciliation of each Non-IFRS measure to IFRS measures, definition of each non-IFRS measure and discussion of considerations surrounding the use of non-IFRS measures, see “Presentation of Financial Information—Non-IFRS Financial Measures—Tele2—Adjusted EBITDA”.

Financial Guidance

Tele2 provided the below financial guidance for the full year 2018 for continuing operations in constant currencies at the time of publication of its fourth quarter report for 2017, and reiterated such financial guidance at the time of publication of its first quarter report for 2018.  At the time of publication of its second quarter report for 2018, Tele2 raised the guidance for Adjusted EBITDA from between SEK 6.5 and 6.8 billion to between SEK 6.8 and 7.1 billion.

•	Mobile end-user service revenue percentage growth of mid-single digits.

•	Adjusted EBITDA of between 6.8 and 7.1 billion SEK (previously between 6.5 and 6.8 billion SEK)

•	Capital expenditure of between 2.1 and 2.4 billion SEK (excluding spectrum)*

*	unchanged versus financial guidance at the time of publication of the fourth quarter report for 2017.

Assumptions

The principal assumptions upon which Tele2’s financial guidance is based are:

Within Tele2’s influence or control:

•	In Sweden: Stable revenue trends and adjusted EBITDA generation;

•	In the Baltics: Solid revenue and adjusted EBITDA progress;

•	In Kazakhstan: Improved profitability, driven by double-digit end-user service revenue growth;

•	Continued negative impact from RLAH and decline within legacy fixed services;

•	Continued efficiency improvements through consolidation and transformation activities;

•	Capital expenditure to increase slightly, following low investing activity in Sweden 2017. Potential spectrum license investments are not included in the guidance; and

•	In the Netherlands: Reported as discontinued operations following the announced merger with T-Mobile, hence not included in the guidance.

Not within Tele2’s influence or control:

•	The markets in which Tele2 operates will remain competitive;

•	There will be no material change in general trading conditions or economic conditions in the countries in which Tele2 operates which would materially affect Tele2’s business; and

•
There will be no material changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements compared to those applicable at the end of 2017 that would have a material impact on Tele2’s operations or its accounting policies.

Key Factors Affecting Results of Operations

Tele2 believes that the following key factors and market trends have affected its results of operations for the periods under review, and expects that such factors and trends may continue to impact its results of operations in the future.

Growth of the Mobile Customer Base

Tele2 generates a majority of its revenue from mobile telephony, which is complemented by fixed broadband and fixed telephony. For the year ended December 31, 2017, mobile revenue accounted for 84 percent of Tele2’s revenue, with Sweden and the Baltics accounting for 79 percent of mobile revenue. In addition, Kazakhstan represents an important mobile market for Tele2, with approximately 6.9 million customers as of December 31, 2017. Tele2 believes that the ability to provide bundled services (such as mobile, fixed broadband, fixed telephony and TV) will become more important in the future and could provide Tele2 with a competitive advantage.

As a result, Tele2’s results of operations are dependent on the mobile telephony market, and in particular, the mobile telephony market in Sweden and the Baltics, and on Tele2’s maintenance and growth of its mobile customer base in those markets. The mobile telephony market comprises various types of subscriptions for residential and business customers as well as prepaid cards. Mobile also includes mobile broadband, fixed telephony via mobile network (FVM), IoT and carrier business, where we sell capacity to other operators.

Tele2 grew its mobile customer base by approximately 3 percent in 2017 to 14.9 million mobile customers. Customer growth was driven mainly by Tele2’s business in Kazakhstan, which grew its mobile customer base by 0.5 million customers to 6.9 million customers. The customer growth that Tele2 has been experiencing in Kazakhstan is a result predominantly of market share gains and the inclusion of Altel into Tele2’s reported numbers in the year ended December 31, 2016. Tele2’s other mobile markets are more mature and expected to offer less opportunity for mobile customer base growth in the medium-term.

Shift from Prepaid to Postpaid

Tele2’s mobile customer base includes both postpaid and prepaid customers, and the general market trend has been a shift from prepaid to postpaid contracts. In Sweden, Tele2’s biggest market by revenue, most of Tele2’s mobile customers are postpaid, but Tele2 also has a significant exposure to prepaid customers, who have less than half of the average monthly spending compared to postpaid customers. The number of prepaid customers has been declining in Sweden, which follows the general market trend in Europe, and explains the entire decline of 2 percent in the overall mobile customer base in Sweden in 2017. Tele2’s postpaid mobile customer base grew in Sweden in 2017, both in the consumer and B2B segments.

In the Baltics, approximately 40 percent of the mobile customer base is prepaid with the remainder postpaid. These Baltic markets are mature in terms of the overall growth of the number of subscribers, but there is an ongoing shift from prepaid to postpaid customers which is expected to continue in the medium-term.

Kazakhstan is Tele2’s biggest market by customers with a mobile customer base of 6.9 million as of December 31, 2017, and its mobile customer base consists almost entirely of prepaid customers, which presents an opportunity for growth in the postpaid segment.

Average Spending Per User (ASPU)

ASPU (expressed as the mobile-end-user service revenue per customer per month), is driven by Tele2’s ability to offer services at prices that encourage customers to use more of Tele2’s service against additional monthly spending, and the growth of postpaid customers as discussed above.

In Sweden, Tele2 has seen stable to slightly rising ASPU in the period 2015-2017, driven by rising ASPU in the consumer segment but a declining ASPU in the business segment. Consumer ASPU has been driven mainly by migration towards higher priced data buckets, as consumers have been using more mobile data. In the final quarter of 2017, Tele2’s postpaid consumer customers in Sweden consumed an average of 6.6 GB per month, approximately 60 percent more than one year earlier. The ASPU decline in the business segment has been driven mainly by price pressure.

In the Baltics, Tele2 has seen an increasing ASPU in 2017 as rising data consumption has enabled the introduction of more generous service offerings, which were combined with a successful pricing strategy. Mobile data consumption by Tele2’s postpaid consumer customers grew strongly in the Baltics in 2017. Tele2 expects the growth rate in ASPU in the Baltic markets to moderate in the second half of the year, as the introduction of these new commercial offerings annualize during 2018.

Tele2’s ASPU in Kazakhstan has also been growing during 2017 driven by high demand for mobile data and an easing of price pressure, following a period of extreme price competition in 2015-2016. Tele2 expects growth in ASPU to continue in 2018, however at a less pronounced rate than in 2017 as the market is highly competitive.

Managing Cost Growth

Strong cost control has been critical to Tele2’s ability to drive profits, including efficient networks, which have delivered significantly higher amounts of mobile data traffic without a significant increase in cost. Other cost areas, such as marketing, staff costs, retailer commissions and handset subsidies, have not grown at the pace of comparable revenue growth (or grown at all).

At the end of 2014, Tele2 launched the Challenger Program, a group-wide initiative for improving productivity by specifically targeting both revenue and cost opportunities. The program ended on December 31, 2017 and surpassed the SEK 1 billion EBITDA target on a run-rate basis, relative to the 2014 baseline. The integration of TDC Sweden has also produced cost synergies, which were targeted to reach SEK 300 million within four years, but due to the earlier than expected migration of TDC’s MVNO customers onto Tele2’s network, cost synergies reached a run-rate level of approximately SEK 275 million as of the fourth quarter of 2017.

The decreases of customer service costs (around 3 percent of sales in 2015, 3 percent in 2016 and 3 percent in 2017) and administration costs (5 percent in 2015, 5 percent in 2016 and 4 percent in 2017) in relation to sales were mainly related to efficiencies achieved from the Challenger Program, driven by initiatives such as nearshoring of back office tasks to Tele2’s Shared Service Center in Riga, Latvia and outsourcing of customer service tasks to India, as well as focused efforts on reducing number and duration of calls to Tele2’s customer service team.

 Capital Expenditures

Network Investment

Tele2 has undertaken an extensive capital expenditure program to modernize its businesses and address recent trends in the telecommunications industry, in particular in Kazakhstan and the Netherlands, as described below. Tele2’s main investment areas are within its existing networks, information technology (IT), customer equipment and spectrum. Tele2 plans to maintain investment in continuing operations in order to maintain high quality services for its customers, while still maintaining strict return criteria for every investment.

Tele2’s network investments went through the heaviest part of the investment cycle in Kazakhstan and the Netherlands during 2015 and 2016, after which cash flow improved significantly, due to improved operating profits driven by the increasing scale of the revenue base, and lower investment levels. For the year ended December 31, 2017, capital expenditures in Kazakhstan and the Netherlands declined by approximately 24 percent compared to the same period in 2016, and the share of capital expenditures expressed as a percentage of Tele2-wide capital expenditures declined slightly to 50 percent. Tele2 expects its capital expenditures in these markets to decline slightly in 2018.

Network and IT

Network and IT costs as a percentage of sales were 23 percent in 2015, 22 percent in 2016 and 21 percent in 2017. Despite the increase in mobile data consumption by Tele2’s customers in 2017, there was no corresponding increase in Tele2’s mobile network cost in Sweden and the Baltics. In Kazakhstan, Tele2 experienced an increase in transmission costs due to the increase in internet traffic of its customer base. This has been largely compensated for by efficiencies elsewhere in the Kazakhstan cost base, and Tele2 has also taken measures to manage the internet traffic, which was driven largely by video services, in ways that it believes will mitigate the increase in transmission costs going forward without negatively affecting the user experience.

Network Sharing in Sweden

Tele2 considers the sharing of network resources with other operators a strategic priority because it represents an efficient way to manage costs and capital expenditures, and enables high quality services to Tele2’s customers at competitive prices. Tele2 believes that Tele2’s current network sharing agreements save a significant amount of both operating costs and capital expenditures. For instance in Sweden, Tele2’s ratio of capital expenditures to sales was 7 percent in 2015, 7 percent in 2016 and 5 percent in 2017. Tele2 believes that the reasons for this relatively low level, generally seen as being below the industry average, are mainly due to Tele2’s mobile network sharing agreements and Tele2’s mobile-only profile.

In Sweden, Tele2 shares its 2G and 4G networks with Telenor through a joint venture named Net4Mobility HB, of which Tele2 and Telenor each own 50 percent. Tele2 also shares its Swedish 3G network in a joint venture with Telia Company called SUNAB. In the Netherlands, reported as a discontinued operation, Tele2 also shares many passive network components, mainly with T-Mobile. Tele2 is seeking, and intends to continue to seek, opportunities to engage in further network sharing agreements in other markets where it operates.

Frequency Spectrum Investments

Frequency spectrum is a strategic resource, which Tele2 acquires mainly through auctions arranged by governments in the countries where it operates. Tele2 considers its current spectrum portfolio in its continuing operations to be strong and competitive with extended durations for the rights to the spectrum Tele2 currently uses. Tele2 intends to participate in future spectrum auctions with an objective to maintain a competitive spectrum portfolio in each market where it operates on its own mobile infrastructure, but always subject to there being a proper business case for any spectrum investment.

The most significant spectrum auctions planned for the near future include mainly an auction of the 700 MHz (5G) band in Sweden, currently scheduled to start in December 2018. Tele2 intends to participate through its Net4Mobility HB joint venture. Over the past ten years, 2008-2017, Tele2 has invested an amount corresponding to approximately 1 percent of its revenue in spectrum.

Macroeconomic and Geopolitical Environment and Demand for Tele2’s Services

The global economic environment has been, and may continue to be, adversely affected by factors relating to general economic conditions, such as a deterioration in business and consumer confidence, employment trends, the availability of credit and rising interest rates; tensions in the global financial markets, low consumer spending, low business investment, low government spending and increasing credit austerity, inflation, increased levels of public debt; actual or perceived risk of sovereign illiquidity or insolvency; loss of confidence in certain currencies; and general factors such as political instability, terrorism or natural disasters; as well as fear of, or actual, contagion of any of the foregoing to previously unaffected markets.

 In a period of low growth and high public debt, characterized by higher unemployment, lower household income or lower corporate production, the demand for Tele2’s services could be adversely affected, for example by customers switching to cheaper data buckets, decreasing value added services, lower broadband speeds or customer cord-cutting. Even though Tele2 operates in several different countries, its main markets are Sweden, the Baltic countries and Kazakhstan, meaning that Tele2 depends to an extent on the financial conditions in Sweden, the Baltic countries and Kazakhstan, which may be affected by general economic conditions and uncertainties. Household consumption is a main driver of the Swedish economy and affects the business of Tele2. Developments which may adversely impact Swedish household spending such as raised interest-rates, in particular when households have large debts (as is the case for many Swedish households) could particularly impact the business of Tele2. In the event of an interest-rate rise or actual or perceived adverse developments in the general economic conditions affecting households, households may reduce their consumption, especially if Swedish house prices start to fall at the same time. Depending on future developments, the changed geopolitical situation in Eastern Europe following the Crimea crisis could potentially also affect Tele2’s operations, particularly in the countries bordering Russia, such as Kazakhstan and the Baltic countries.

Tele2 operates in Kazakhstan through a joint venture with Kazakhtelecom. In Kazakhstan, the political, economic, regulatory and legal environment as well as the tax system is still developing and is less predictable than in countries with more mature institutional structures. This also applies to prevailing corporate governance codes, business practices and the reporting and disclosure standards.

Roam Like at Home

As a result of the new European roaming RLAH, which came into effect on June 15, 2017 and enables customers to use voice and data services in other EU countries outside their home market without incurring additional charges, Tele2 has seen lower revenue from roaming fees when its customers travel throughout Europe. This had the effect of decreasing Tele2’s mobile end-user service revenues in the second half of 2017 by approximately 2 percent, as compared to the same period in 2016.

At the same time, due to the increasing volume of roaming traffic used in Europe by Tele2’s customers, the fees Tele2 has to pay to other European mobile network operators have increased. In combination with the loss of revenue discussed above, RLAH is estimated to have had a net negative impact on Tele2’s EBITDA of somewhat less than SEK 200 million in 2017.

Currency Risk and Interest Rate Risk

Currency risk is the risk of changes in exchange rates having a negative impact on Tele2’s results of operations and its equity. Currency exposure is associated with payment flows in foreign currency (transaction exposure) and the translation of foreign subsidiaries’ balance sheets and income statements to SEK (translation exposure).

Tele2 does not generally hedge transaction exposure. When considered appropriate, the translation exposure related to some investments in foreign operations is hedged by issuing debt or entering into derivative transactions in the currencies involved. In the hedge reserve in equity the total amount related to net investment hedges amounts to SEK –555 (–516) million. Outstanding currency swaps designated for net investment hedging amounted to €215 (215) million. The reported fair value on the currency swaps amounted to SEK 17 (51) million. Tele2 had on December 31, 2016, an outstanding bond of NOK 178 million which was hedged for currency exposure via currency swaps, which reported fair value amounted to SEK -4 million. The NOK bond as well as the currency swaps became due in 2017.

For the year ended December 31, 2017, 64 (63) percent of revenue were related to SEK and 18 (20) percent to euros. For other currencies please see the financial statements of Tele2 for the year ended December 31, 2017, which begin on page F-2.

Tele2 keeps a close watch on interest market trends and decisions to change the interest duration strategy are assessed regularly. Loans exposed to changes in interest rates over the next 12-months (i.e. short fixed interest rates) amounted to SEK 4,318 (5,393) million, carrying value, corresponding to 38 (49) percent. Calculated at variable interest-bearing liabilities at December 31, 2017 and assuming that loans carrying short fixed interest rates were traded per January 1, 2017 to 1 percent higher interest rate, this would result in an additional interest expense for 2017 of SEK 43 (54) million, and affect profit/loss after tax by SEK 34 (42) million.

Results of Operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus. The following table sets forth Tele2’s consolidated results of operations for the periods shown:

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Revenue	12,751	12,117	24,786	20,891	19,338
Cost of services provided and equipment sold	(7,492)	(7,191)	(14,610)	(12,535)	(11,056)
Gross Profit	5,259	4,926	10,176	8,356	8,282
Selling expenses	(2,016)	(2,046)	(4,223)	(3,766)	(3,796)
Administrative expenses	(1,086)	(1,178)	(2,432)	(2,192)	(1,945)
Results from shares in joint ventures and associated companies	14	1	-	-	(7)
Other operating income	106	51	134	151	399
Other operating expenses	(233)	(23)	(69)	(120)	(253)
Operating profit/loss	2,044	1,731	3,586	2,429	2,680
Net interest income/(expense)	(168)	(159)	(318)	(336)	(352)
Other financial items	(165)	(125)	(338)	297	(59)
Profit/loss after financial items	1,711	1,447	2,930	2,390	2,269
Income tax	(416)	(385)	(519)	(1,020)	(757)
Net profit/loss from operations	1,295	1,062	2,411	1,370	1,512

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Revenue

Tele2’s revenue increased by SEK 634 million (5.2 percent) to SEK 12,751 million for the six months ended June 30, 2018 compared to SEK 12,117 million for the six months ended June 30, 2017. The increase in revenue was primarily due to strong mobile end-user service revenue growth in the Baltics, Kazakhstan and Croatia as well as increased equipment sales across all regions.

Cost of services provided and equipment sold

Tele2’s cost of services provided and equipment sold increased by SEK 301 million (4.2 percent) to SEK 7,492 million for the six months ended June 30, 2018 compared to SEK 7,191 million for the six months ended June 30, 2017. The increase in cost of services provided and equipment sold was primarily due to higher costs related to increased equipment sales.

Selling expenses

Tele2’s selling expenses were largely flat, with a decrease of SEK 30 million (1.5 percent) to SEK 2,016 million for the six months ended June 30, 2018 compared to SEK 2,046 million for the six months ended June 30, 2017, as higher sales and marketing costs were offset by lower bad debt expense.

Administrative expenses

Tele2’s administrative expenses decreased by SEK 92 million (7.8 percent) to SEK 1,086 million for the six months ended June 30, 2018 compared to SEK 1,178 million for the six months ended June 30, 2017.  The decrease in administrative expenses was primarily due to integration costs and costs for the Challenger program which occurred in the six months ended June 30, 2017, and which were not repeated in the six months ended June 30, 2018.

Results from shares in joint ventures and associated companies

Results from shares in joint ventures and associated companies of Tele2 were SEK 14 million related to a sale of real estate, for the six months ended June 30, 2018 compared to SEK 1 million for the six months ended June 30, 2017.

Other operating income

Tele2’s other operating income increased by SEK 55 million (>100 percent) to SEK 106 million for the six months ended June 30, 2018 compared to SEK 51 million for the six months ended June 30, 2017. The increase in other operating income was primarily due to higher exchange rate gains from operations.

Other operating expenses

Tele2’s other operating expenses increased by SEK 210 million (>100 percent) to SEK 233 million for the six months ended June 30, 2018 compared to SEK 23 million for the six months ended June 30, 2017. The increase in other operating expenses was primarily due to acquisition costs related to the Merger.

Net interest expense

Tele2’s net interest expense increased by SEK 9 million (5.7 percent) to SEK 168 million for the six months ended June 30, 2018 compared to SEK 159 million for the six months ended June 30, 2017 as debt levels and interest rates were largely unchanged.

Other financial items

Tele2’s other financial items increased by SEK 40 million (32.0 percent) to SEK 165 million for the six months ended June 30, 2018 compared to SEK 125 million for the six months ended June 30, 2017. The increase in other financial items was primarily due to exchange rate differences.

Income tax

Tele2’s income tax expense increased by SEK 31 million (8.1 percent) to SEK 416 million for the six months ended June 30, 2018 compared to SEK 385 million for the six months ended June 30, 2017. The increase in income tax expense was primarily due to higher tax expense in Kazakhstan and the Baltics following an increase in pre-tax profits in those markets.

Net profit

Tele2’s net profit increased by SEK 223 million (21.9 percent) to SEK 1,295 million for the six months ended June 30, 2018 compared to a profit of SEK 1,062 million for the six months ended June 30, 2017. The increase/in net profit was primarily due to strong revenue growth.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue

Tele2’s revenue increased by SEK 3,895 million (18.6 percent) to SEK 24,786 million for the year ended December 31, 2017 compared to SEK 20,891 million for the year ended December 31, 2016. The increase in revenue was primarily due to the inclusion of the TDC acquisition in Sweden, higher mobile end-user service revenue from customer growth in Kazakhstan, as well as data monetization across the footprint. Revenue was also positively impacted by increased equipment sales in all mobile operations except Kazakhstan.

Cost of services provided and equipment sold

Tele2’s cost of services provided and equipment sold increased by SEK 2,075 million (16.6 percent) to SEK 14,610 million for the year ended December 31, 2017 compared to SEK 12,535 million for the year ended December 31, 2016. The increase in cost of services provided and equipment sold was primarily due to the consolidation of the TDC acquisition in Sweden and higher equipment costs in the Baltics and Croatia associated with the increase in equipment sales.

Selling expenses

Tele2’s selling expenses increased by SEK 457 million (12.1 percent) to SEK 4,223 million for the year ended December 31, 2017 compared to SEK 3,766 million for the year ended December 31, 2016. The increase in selling expenses was primarily due to the consolidation of the TDC acquisition in Sweden and higher sales and marketing costs in the Baltics and Croatia associated with the growth of the revenue base in the Baltics and Croatia.

Administrative expenses

Tele2’s administrative expenses increased by SEK 240 million (10.9 percent) to SEK 2,432 million for the year ended December 31, 2017 compared to SEK 2,192 million for the year ended December 31, 2016. The increase in administrative expenses was primarily due to the consolidation of the TDC acquisition in Sweden, partially offset by lower costs in other regions.

Other operating income

Tele2’s other operating income decreased by SEK 17 million (11.3 percent) to SEK 134 million for the year ended December 31, 2017 compared to SEK 151 million for the year ended December 31, 2016. The decrease in other operating income was primarily due to lower exchange rate gains from operations and lower sales of non-current assets compared to the year ended December 31, 2016.

Other operating expenses

Tele2’s other operating expenses decreased by SEK 51 million (42.5 percent) to SEK 69 million for the year ended December 31, 2017 compared to SEK 120 million for the year ended December 31, 2016. The decrease in other operating expenses was primarily due to lower acquisition costs associated with M&A activity, compared to the year ended December 31, 2016 when the TDC acquisition was completed.

Net interest expense

Tele2’s net interest expense decreased by SEK 18 million (5.4 percent) to SEK 318 million for the year ended December 31, 2017 compared to SEK 336 million for the year ended December 31, 2016. The decrease in net interest expense was primarily due to higher interest income from bank balances and other receivables along with lower interest expense to financial institutions.

Other financial items

Tele2’s other financial items decreased by SEK 635 million (>100 percent) to a loss of SEK 338 million for the year ended December 31, 2017 compared to a gain of SEK 297 million for the year ended December 31, 2016. The decrease in other financial items was primarily due to a SEK 332 (313) million negative charge, for the years ended December 31, 2017 and 2016 respectively, in the estimated fair value of the earn-out obligation in Kazakhstan to the previous non-controlling shareholder and put option.

Income tax

Tele2’s income tax expense decreased by SEK 501 million (49.1 percent) to SEK 519 million for the year ended December 31, 2017 compared to SEK 1,020 million for the year ended December 31, 2016. The decrease in income tax expense was primarily due to the positive impact of SEK 204 million from reassessment of previously not capitalized deferred tax assets in Kazakhstan in the year ended December 31, 2017, and of SEK 82 (40) million related to a valuation of deferred tax assets in Germany for the years ended December 31, 2017 and 2016 respectively.

Net profit

Tele2’s net profit increased by SEK 1,041 million (76.0 percent) to SEK 2,411 million for the year ended December 31, 2017 compared to SEK 1,370 million for the year ended December 31, 2016. The increase in net profit was primarily due to strong revenue growth and lower income tax expense.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue

Tele2’s revenue increased by SEK 1,553 million (8.0 percent) to SEK 20,891 million for the year ended December 31, 2016 compared to SEK 19,338 million for the year ended December 31, 2015. The increase in revenue was primarily due to mobile end-user service revenue growth, higher equipment sales and the consolidation of Altel in Kazakhstan.

Cost of services provided and equipment sold

Tele2’s cost of services provided and equipment sold increased by SEK 1,479 million (13.4 percent) to SEK 12,535 million for the year ended December 31, 2016 compared to SEK 11,056 million for the year ended December 31, 2015. The increase in cost of services provided and equipment sold was primarily due to higher equipment and network costs as well as an impairment charge in Kazakhstan.

Selling expenses

Tele2’s selling expenses were broadly flat, decreasing by SEK 30 million (0.8 percent) to SEK 3,766 million for the year ended December 31, 2016 compared to SEK 3,796 million for the year ended December 31, 2015.

Administrative expenses

Tele2’s administrative expenses increased by SEK 247 million (12.7 percent) to SEK 2,192 million for the year ended December 31, 2016 compared to SEK 1,945 million for the year ended December 31, 2015. The increase in administrative expenses was primarily related to higher costs in Sweden.

Results from shares in joint ventures and associated companies

Results from shares in joint ventures and associated companies of Tele2 were nil for the year ended December 31, 2016 compared to a loss of SEK 7 million for the year ended December 31, 2015 which was associated with a sale of shares.

Other operating income

Tele2’s other operating income decreased by SEK 248 million (62.2 percent) to SEK 151 million for the year ended December 31, 2016 compared to SEK 399 million for the year ended December 31, 2015. The decrease in other operating income was primarily due to the inclusion in the year ended December 31, 2015 of the sale of sites to Net4Mobility HB, partially offset by higher income from service level agreements for disposed operations in the year ended December 31, 2016.

Other operating expenses

Tele2’s other operating expenses decreased by SEK 133 million (52.6 percent) to SEK 120 million for the year ended December 31, 2016 compared to SEK 253 million for the year ended December 31, 2015. The decrease in other operating expenses was primarily due to lower expenses related to service level agreements for disposed operations.

Net interest expense

Tele2’s net interest expense decreased by SEK 16 million (4.5 percent) to SEK 336 million for the year ended December 31, 2016 compared to SEK 352 million for the year ended December 31, 2015. The decrease in net interest expense was primarily due to higher interest income from bank balances and lower expenses related to disputes and other interest-bearing liabilities.

Other financial items

Tele2’s other financial items increased by SEK 356 million (>100 percent) to an income of SEK 297 million for the year ended December 31, 2016 compared to an expense of SEK 59 million for the year ended December 31, 2015. The increase in other financial items was primarily due to an SEK positive 313 (negative 51) million change in the fair value of the earn-out and put option in Kazakhstan during the years ended December 31, 2016 and 2015, respectively.

Income tax

Tele2’s income tax expense increased by SEK 263 million (34.7 percent) to SEK 1,020 million for the year ended December 31, 2016 compared to SEK 757 million for the year ended December 31, 2015. The increase in income tax expense was primarily due to the negative impact in the amount of SEK 160 million in 2016 due to a revaluation of deferred tax assets in Luxembourg as a consequence of reduced tax rates from January 1, 2017.

Net profit

Tele2’s net income decreased by SEK 142 million (9.4 percent) to SEK 1,370 million for the year ended December 31, 2016 compared to SEK 1,612 million for the year ended December 31, 2015. The decrease in net income was primarily due to the factors discussed above.

Segment Analysis

	Revenue		Adjusted EBITDA		Number of Customers at Period End
Six months ended or as at June 30,	2018	2017	2018	2017	2018	2017
	(SEK million)				(thousands)
Sweden	7,842	7,749	2,108	2,185	3,982	4,064
Lithuania	1,136	918	382	318	1,834	1,775
Latvia	621	536	223	183	942	954
Estonia	385	360	75	88	459	474
Kazakhstan	1,471	1,359	466	279	7,029	6,753
Croatia	883	769	121	63	885	822
Germany	277	314	126	123	338	400
Other	167	134	(46)	(82)	-	-
Internal Sales	(31)	(22)	-	-	-	-
Continuing Operations Total	12,751	12,117	3,455	3,157	15,469	15,242
Netherlands (reported as discontinued operations)	3,124	2,818	54	65	1,618	1,489
Of which internal sales	(19)	(11)	-	-	-	-

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

Sweden

Sweden’s revenue was largely flat with an increase of SEK 93 million (1.2 percent) to SEK 7,842 million for the six months ended June 30, 2018 compared to SEK 7,749 million for the six months ended June 30, 2017. The increase in revenue was primarily due to Comviq postpaid, partly offset by lower fixed revenue and the negative impact of RLAH.

Sweden’s Adjusted EBITDA decreased by SEK 77 million (3.5 percent) to SEK 2,108 million for the six months ended June 30, 2018 compared to SEK 2,185 million for the six months ended June 30, 2017. The decrease in Adjusted EBITDA was primarily due to the impact of RLAH (estimated at SEK 88 million) and lower profits from fixed operations, which more than offset an increase in the contribution from mobile operations.

Sweden’s number of customers decreased by 82 thousand (2.0 percent) to 3,982 thousand for the six months ended June 30, 2018 compared to 4,064 thousand for the six months ended June 30, 2017. The decrease in customers was primarily due to the expected continued decline in prepaid, mobile broadband and fixed telephony, which more than offset mobile postpaid growth.

Lithuania

Lithuania’s revenue increased by SEK 218 million (23.7 percent) to SEK 1,136 million for the six months ended June 30, 2018 compared to SEK 918 million for the six months ended June 30, 2017. The increase in revenue was primarily due to increased postpaid residential and B2B customer base and as well as higher ASPU, and higher equipment sales.

Lithuania’s Adjusted EBITDA increased by SEK 64 million (20.1 percent) to SEK 382 million for the six months ended June 30, 2018 compared to SEK 318 million for the six months ended June 30, 2017. The increase in Adjusted EBITDA was primarily due to revenue growth.

Lithuania’s number of customers increased by 59 thousand (3.3 percent) to 1,834 thousand for the six months ended June 30, 2018 compared to 1,775 thousand for the six months ended June, 2017. The increase in customers was primarily due to more postpaid and mobile broadband customers, related to the new mobile broadband marketing concept.

Latvia

Latvia’s revenue increased by SEK 85 million (15.9 percent) to SEK 621 million for the six months ended June 30, 2018 compared to SEK 536 million for the six months ended June 30, 2017. The increase in revenue was primarily due to ASPU growth, which was mainly related to sales of larger handset bundles and mobile broadband offers.

Latvia’s Adjusted EBITDA increased by SEK 40 million (21.9 percent) to SEK 223 million for the six months ended June 30, 2018 compared to SEK 183 million for the six months ended June 30, 2017. The increase in Adjusted EBITDA was primarily due to revenue growth supported by cost management.

Latvia’s number of customers decreased by 12 thousand (1.3 percent) to 942 thousand for the six months ended June 30, 2018 compared to 954 thousand for the six months ended June 30, 2017. A decrease due to prepaid churn, was partly offset by postpaid subscriber base growth in both voice and mobile broadband and B2B customers.

Estonia

Estonia’s revenue increased by SEK 25 million (6.9 percent) to SEK 385 million for the six months ended June 30, 2018 compared to SEK 360 million for the six months ended June 30, 2017. The increase in revenue was primarily due to increased equipment sales, offset by lower mobile end-user service revenue.

Estonia’s Adjusted EBITDA decreased by SEK 13 million (14.8 percent) to SEK 75 million for the six months ended June 30, 2018 compared to SEK 88 million for the six months ended June 30, 2017. The decrease in Adjusted EBITDA was primarily due to the competitive environment and lower pricing, coupled with lower margin equipment sales forming a larger portion of revenue and higher sales and marketing costs.

Estonia’s number of customers decreased by 15 thousand (3.2 percent) to 459 thousand for the six months ended June 30, 2018 compared to 474 thousand for the six months ended June 30, 2017. The decrease in customers was primarily due to Starman-branded MBB customers moving away from Tele2’s network following the acquisition of Starman by Elisa and continued customer churn.

Kazakhstan

Kazakhstan’s revenue increased by SEK 112 million (8.2 percent) to SEK 1,471 million for the six months ended June 30, 2018 compared to SEK 1,359 million for the six months ended June 30, 2017. The increase in revenue was primarily due to a stable pricing environment, continued customer growth and increased demand for mobile data services.

Kazakhstan’s Adjusted EBITDA increased by SEK 187 million (67.0 percent) to SEK 466 million for the six months ended June 30, 2018 compared to SEK 279 million for the six months ended June 30, 2017. The Adjusted EBITDA Margin exceeded the mid-term target of 30 percent, a year ahead of plan, driven by higher service revenue and improved operational efficiency.

Kazakhstan’s number of customers increased by 276 thousand (4.1 percent) to 7,029 thousand for the six months ended June 30, 2018 compared to 6,753 thousand for the six months ended June 30, 2017. The increase in customers was primarily due to continued network expansion and increased penetration across all segments.

Croatia

Croatia’s revenue increased by SEK 114million (14.8 percent) to SEK 883 million for the six months ended June 30, 2018 compared to SEK 769 million for the sixx months ended June 30, 2017. The increase in revenue was primarily due to higher APSU from postpaid migration, coupled with unlimited data offerings along with a positive SEK 18 million adjustment relating to non-recurring prepaid revenue.

Croatia’s Adjusted EBITDA increased by SEK 58 million (92.1 percent) to SEK 121 million for the six months ended June 30, 2018 compared to SEK 63 million for the six months ended June 30, 2017. The increase in Adjusted EBITDA was primarily due to a SEK 18 million adjustment relating to non-recurring prepaid revenue and a reduction in spectrum fees resulting in a saving of approximately SEK 30 million.

Croatia’s number of customers increased by 63 thousand (7.7 percent) to 885 thousand for the six months ended June 30, 2018 compared to 822 thousand for the six months ended June 30, 2017. The increase in customers was primarily due to by prepaid to postpaid migration, increased mobile broadband and lower prepaid churn.

Germany

Germany’s revenue decreased by SEK 37 million (11.8 percent) to SEK 277 million for the six months ended June 30, 2018 compared to SEK 314 million for the six months ended June 30, 2017. The decrease in revenue was primarily due to the strategic shift away from the German market initiated in 2015, although slower than anticipated which is due to focused, customer-value driven retention campaigns.

Germany’s Adjusted EBITDA increased by SEK 3 million (2.4 percent) to SEK 126 million for the six months ended June 30, 2018 compared to SEK 123 million for the six months ended June 30, 2017. Adjusted EBITDA and the Adjusted EBITDA Margin increased as the revenue decline was compensated by lower termination rates and reductions of costs for customer service and bad debt.

Germany’s number of customers decreased by 62 thousand (15.5 percent) to 338 thousand for the six months ended June 30, 2018 compared to 400 thousand for the six months ended June 30, 2017. The decrease in customers was primarily due to the strategic shift away from the German market initiated in 2015, although slower than anticipated which is due to focused, customer-value driven retention campaigns.

Other

Other mainly includes IoT, the parent company Tele2 AB (publ) and central functions, and other minor operations.

Other’s revenue increased by SEK 33 million (24.6 percent) to SEK 167 million for the six months ended June 30, 2018 compared to SEK 134 million for the six months ended June 30, 2017. The increase in revenue was primarily due to higher revenue from the IoT business.

Other’s Adjusted EBITDA increased by SEK 36 million (43.9 percent) to a loss of SEK 46 million for the six months ended June 30, 2018 compared to a loss of SEK 82 million for the six months ended June 30, 2017. The increase in Adjusted EBITDA was primarily due to lower costs from Group functions.

Netherlands (reported as discontinued operations)

Netherlands’ revenue increased by SEK 306 million (10.9 percent) to SEK 3,124 million for the six months ended June 30, 2018 compared to SEK 2,818 million for the six months ended June 30, 2017. The increase in revenue was primarily due to higher mobile end-user service revenue.

Netherlands’ Adjusted EBITDA decreased by SEK 11 million (16.9 percent) to SEK 54 million for the six months ended June 30, 2018 compared to SEK 65 million for the six months ended June 30, 2017. The decrease in Adjusted EBITDA was primarily due to expenses for employee retention bonuses related to the merger with T-Mobile Netherlands of and a positive non-recurring item in the comparative period.

Netherlands’ number of customers increased by 129 thousand (8.7 percent) to 1,618 thousand for the six months ended June 30, 2018 compared to 1,489 thousand for the six months ended June 30, 2017. The increase in customers was primarily due to continued strong intake of mobile customers.

	Revenue			Adjusted EBITDA			Number of Customers
Year ended or as at December 31	2017	2016	2015	2017	2016	2015	2017	2016	2015
	(SEK million)						(thousands)
Sweden	15,656	12,908	12,078	4,352	3,751	3,684	4,016	4,131	4,007
Lithuania	1,957	1,709	1,539	651	589	540	1,792	1,773	1,742
Latvia	1,178	1,022	948	417	320	296	952	945	958
Estonia	743	695	678	185	172	163	464	479	487
Kazakhstan	2,721	2,126	1,731	643	195	31	6,914	6,440	4,400
Croatia	1,694	1,534	1,418	93	107	125	841	801	785
Germany	612	708	831	265	276	186	368	442	559
Other	282	233	153	(166)	(99)	(4)	-	-	-
Internal sales	(57)	(44)	(38)	-	-	-	-	-	-
Total	24,786	20,891	19,338	6,440	5,311	5,021	15,347	15,011	12,938
Netherlands (reported as discontinued operations)	5,649	5,176	5,173	308	(202)	429	1,575	1,438	1,243
Of which internal sales	(23)	(11)	(2)	-	-	-	-	-	-

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Sweden

Sweden’s revenue increased by SEK 2,748 million (21.3 percent) to SEK 15,656 million for the year ended December 31, 2017 compared to SEK 12,908 million for the year ended December 31, 2016. The increase in revenue was primarily due to the consolidation of the TDC acquisition and higher mobile end-user service revenue from strong demand for mobile data.

Sweden’s Adjusted EBITDA increased by SEK 601 million (16.0 percent) to SEK 4,352 million for the year ended December 31, 2017 compared to SEK 3,751 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to the consolidation of the TDC acquisition, benefits from the Challenger Program and synergies from the integration of TDC, partially offset by the negative impact of RLAH.

Sweden’s number of customers decreased by 115 thousand (2.8 percent) to 4,016 thousand for the year ended December 31, 2017 compared to 4,131 thousand for the year ended December 31, 2016. The decrease in customers was primarily due to related to churn within prepaid and fixed services.

Lithuania

Lithuania’s revenue increased by SEK 248 million (14.5 percent) to SEK 1,957 million for the year ended December 31, 2017 compared to SEK 1,709 million for the year ended December 31, 2016. The increase in revenue was primarily due to new price plans for postpaid customers, but also due to a significant share of new smartphone sales.

Lithuania’s Adjusted EBITDA increased by SEK 62 million (10.5 percent) to SEK 651 million for the year ended December 31, 2017 compared to SEK 589 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to new price plans for postpaid customers, as the increase in new smartphone sales is a low margin business, partially offset by the negative impact of RLAH.

Lithuania’s number of customers increased by 19 thousand (1.1 percent) to 1,792 thousand for the year ended December 31, 2017 compared to 1,773 thousand for the year ended December 31, 2016, as growth in postpaid and mobile broadband customers was largely offset by prepaid churn.

Latvia
Latvia’s revenue increased by SEK 156 million (15.3 percent) to SEK 1,178 million for the year ended December 31, 2017 compared to SEK 1,022 million for the year ended December 31, 2016. The increase in revenue was primarily due to the introduction of RLAH price plans and the shift from prepaid to postpaid customers with higher ASPU.

Latvia’s Adjusted EBITDA increased by SEK 97 million (30.3 percent) to SEK 417 million for the year ended December 31, 2017 compared to SEK 320 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to revenue growth coupled with disciplined cost management.

Latvia’s number of customers increased by 7 thousand (0.7 percent) to 952 thousand for the year ended December 31, 2017 compared to 945 thousand for the year ended December 31, 2016, as growth in postpaid, B2B and mobile broadband customers was largely offset by prepaid churn

Estonia
Estonia’s revenue increased by SEK 48 million (6.9 percent) to SEK 743 million for the year ended December 31, 2017 compared to SEK 695 million for the year ended December 31, 2016. The increase in revenue was primarily due to continued high demand for mobile data services.

Estonia’s Adjusted EBITDA increased by SEK 13 million (7.6 percent) to SEK 185 million for the year ended December 31, 2017 compared to SEK 172 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to continued high demand for mobile data services, partially offset by competitive pricing environment and the impact of RLAH.

Estonia’s number of customers decreased by 15 thousand (3.1 percent) to 464 thousand for the year ended December 31, 2017 compared to 479 thousand for the year ended December 31, 2016. The decrease in customers was primarily due to the highly competitive environment.

Kazakhstan

Kazakhstan’s revenue increased by SEK 595 million (28.0 percent) to SEK 2,721 million for the year ended December 31, 2017 compared to SEK 2,126 million for the year ended December 31, 2016. The increase in revenue was primarily due to strong customer growth coupled with higher ASPU levels through price increases over the past two years, both for new and existing customers, as well as the introduction of speed-differentiated unlimited offerings in the mobile broadband segment.

Kazakhstan’s Adjusted EBITDA increased by SEK 448 million (>100 percent) to SEK 643 million for the year ended December 31, 2017 compared to SEK 195 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to revenue growth, improved operational efficiency and the finalization of integration synergies with Altel.

Kazakhstan’s number of customers increased by 474 thousand (7.4 percent) to 6,914 thousand for the year ended December 31, 2017 compared to 6,440 thousand for the year ended December 31, 2016. The increase in customers was primarily due to attractive offerings and expanded 4G population coverage.

Croatia

Croatia’s revenue increased by SEK 160 million (10.4 percent) to SEK 1,694 million for the year ended December 31, 2017 compared to SEK 1,534 million for the year ended December 31, 2016. The increase in revenue was primarily due to strong growth of mobile end-user service revenue from good uptake of new propositions as well as an increased customer base. In contrast to other markets, RLAH had a positive net effect in Croatia due to high volumes of tourists.

Croatia’s Adjusted EBITDA decreased by SEK 14 million (13.1 percent) to SEK 93 million for the year ended December 31, 2017 compared to SEK 107 million for the year ended December 31, 2016. The decrease in Adjusted EBITDA was primarily due to the recognition of a provision of SEK 89 million related to doubtful receivables, which more than offset otherwise positive EBITDA developments.

Croatia’s number of customers increased by 40 thousand (5.0 percent) to 841 thousand for the year ended December 31, 2017 compared to 801 thousand for the year ended December 31, 2016. The increase in customers was primarily due to by the postpaid segment through good uptake of the new unlimited offerings, both for smartphones and mobile broadband.

Germany

Germany’s revenue decreased by SEK 96 million (13.6 percent) to SEK 612 million for the year ended December 31, 2017 compared to SEK 708 million for the year ended December 31, 2016. The decrease in revenue was primarily due to the strategic shift away from the German market initiated in 2015.

Germany’s Adjusted EBITDA decreased by SEK 11 million (4.0 percent) to SEK 265 million for the year ended December 31, 2017 compared to SEK 276 million for the year ended December 31, 2016. The decrease in Adjusted EBITDA was primarily due to the decrease in revenue, though EBITDA margin increased due to continued rigorous cost controls.

Germany’s number of customers decreased by 74 thousand (16.7 percent) to 368 thousand for the year ended December 31, 2017 compared to 442 thousand for the year ended December 31, 2016. The decrease in customers was primarily due to the strategic shift away from the German market initiated in 2015.

Other

Other mainly includes IoT, the parent company Tele2 AB (publ) and central functions, and other minor operations.

Other’s revenue increased by SEK 49 million (21.0 percent) to SEK 282 million for the year ended December 31, 2017 compared to SEK 233 million for the year ended December 31, 2016. The increase in revenue was primarily due to higher sales in the IoT business.

Other’s Adjusted EBITDA decreased by SEK 67 million (67.7 percent) to a loss of SEK 166 million for the year ended December 31, 2017 compared to a loss of SEK 99 million for the year ended December 31, 2016. The decrease in Adjusted EBITDA was primarily due to the IoT business being loss making.

Netherlands (reported as discontinued operations)

Netherlands’ revenue increased by SEK 473 million (9.1 percent) to SEK 5,649 million for the year ended December 31, 2017 compared to SEK 5,176 million for the year ended December 31, 2016. The increase in revenue was primarily due to increased mobile customer base and higher mobile ASPU levels, partially offset by pressure within the fixed broadband and telephony markets.

Netherlands’ Adjusted EBITDA increased by SEK 510 million (>100 percent) to SEK 308 million for the year ended December 31, 2017 compared to a loss of SEK 202 million for the year ended December 31, 2016. The increase in Adjusted EBITDA was primarily due to increased revenue and improved network economics. A regulatory change which limited consumer credit that is linked to sales of handsets moved the market towards more SIM only sales which in turn reduced customer acquisition costs.

Netherlands’ number of customers increased by 137 thousand (9.5 percent) to 1,575 thousand for the year ended December 31, 2017 compared to 1,438 thousand for the year ended December 31, 2016. The increase in customers was primarily due to competitive pricing and an expansion of the retail footprint.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Sweden

Sweden’s revenue increased by SEK 830 million (6.9 percent) to SEK 12,908 million for the year ended December 31, 2016 compared to SEK 12,078 million for the year ended December 31, 2015. The increase in revenue was primarily due to strong demand for mobile data and the consolidation of the TDC acquisition as of November 1, 2016.

Sweden’s Adjusted EBITDA increased by SEK 67 million (1.8 percent) to SEK 3,751 million for the year ended December 31, 2016 compared to SEK 3,684 million for the year ended December 31, 2015. The increase in Adjusted EBITDA was primarily due to the consolidation of the TDC acquisition as of November 1, 2016.

Sweden’s number of customers increased by 124 thousand (3.1 percent) to 4,131 thousand for the year ended December 31, 2016 compared to 4,007 thousand for the year ended December 31, 2015. The increase in customers was primarily due to the consolidation of the TDC acquisition.

Lithuania
Lithuania’s revenue increased by SEK 170 million (11.0 percent) to SEK 1,709 million for the year ended December 31, 2016 compared to SEK 1,539 million for the year ended December 31, 2015. The increase in revenue was primarily due to strong mobile end-user service revenue growth, support by increased demand for mobile data consumption, and higher equipment sales.

Lithuania’s Adjusted EBITDA increased by SEK 49 million (9.1 percent) to SEK 589 million for the year ended December 31, 2016 compared to SEK 540 million for the year ended December 31, 2015. The increase in Adjusted EBITDA lagged the increase in revenue primarily due to investments into mobile broadband services and new roaming regulations.

Lithuania’s number of customers increased by 31 thousand (1.8 percent) to 1,773 thousand for the year ended December 31, 2016 compared to 1,742 thousand for the year ended December 31, 2015. The increase in customers was primarily due related to more postpaid customers, as the prepaid to postpaid migration continued, as well as growth in mobile broadband.

Latvia

Latvia’s revenue increased by SEK 74 million (7.8 percent) to SEK 1,022 million for the year ended December 31, 2016 compared to SEK 948 million for the year ended December 31, 2015. The increase in revenue was primarily due to new customer offers and a transition of customers from prepaid to postpaid services, with higher ASPU.

Latvia’s Adjusted EBITDA increased by SEK 24 million (8.1 percent) to SEK 320 million for the year ended December 31, 2016 compared to SEK 296 million for the year ended December 31, 2015. The increase in Adjusted EBITDA was primarily due to the increase in revenue.

Latvia’s number of customers decreased by 13 thousand (1.4 percent) to 945 thousand for the year ended December 31, 2016 compared to 958 thousand for the year ended December 31, 2015. The decrease in customers was primarily due to the transition of customers from prepaid to postpaid services.

Estonia

Estonia’s revenue increased by SEK 17 million (2.5 percent) to SEK 695 million for the year ended December 31, 2016 compared to SEK 678 million for the year ended December 31, 2015. The increase in revenue was primarily due to higher mobile end-user service revenue, supported by continued high demand for mobile data.

Estonia’s Adjusted EBITDA increased by SEK 9 million (5.5 percent) to SEK 172 million for the year ended December 31, 2016 compared to SEK 163 million for the year ended December 31, 2015. The increase in Adjusted EBITDA was primarily due to revenue growth, supported by disciplined cost management.

Estonia’s number of customers decreased by 8 thousand (1.6 percent) to 479 thousand for the year ended December 31, 2016 compared to 487 thousand for the year ended December 31, 2015. The decrease in customers was primarily due to the competitive environment and aggressive price pressure.

Kazakhstan

Kazakhstan’s revenue increased by SEK 395 million (22.8 percent) to SEK 2,126 million for the year ended December 31, 2016 compared to SEK 1,731 million for the year ended December 31, 2015. The increase in revenue was primarily due an increasing customer base, higher average selling price through the newly introduced plans and the consolidation of Altel as of March 1, 2016.

Kazakhstan’s Adjusted EBITDA increased by SEK 164 million (>100 percent) to SEK 195 million for the year ended December 31, 2016 compared to SEK 31 million for the year ended December 31, 2015. The increase in Adjusted EBITDA was primarily due to improved operating leverage, synergies from the integration of Altel and successful efforts to reduce outbound mobile termination rates paid to other operators.

Kazakhstan’s number of customers increased by 2,040 thousand (46.4 percent) to 6,440 thousand for the year ended December 31, 2016 compared to 4,400 thousand for the year ended December 31, 2015. The increase in customers was primarily due to the creation of the jointly owned company with Kazakhtelecom and the launch of 4G services for Tele2 customers in all regions across the country.

Croatia

Croatia’s revenue increased by SEK 116 million (8.2 percent) to SEK 1,534 million for the year ended December 31, 2016 compared to SEK 1,418 million for the year ended December 31, 2015. The increase in revenue was primarily due to higher mobile end-user service revenue, supported by the launch of the 4G network and new postpaid plan portfolio along with higher equipment sales.

Croatia’s Adjusted EBITDA decreased by SEK 18 million (14.4 percent) to SEK 107 million for the year ended December 31, 2016 compared to SEK 125 million for the year ended December 31, 2015. The decrease in Adjusted EBITDA was primarily due to higher spectrum fees.

Croatia’s number of customers increased by 16 thousand (2.0 percent) to 801 thousand for the year ended December 31, 2016 compared to 785 thousand for the year ended December 31, 2015. The increase in customers was primarily due to postpaid customer growth as a result of the company’s new positioning and tariff portfolio.

Germany

Germany’s revenue decreased by SEK 123 million (14.8 percent) to SEK 708 million for the year ended December 31, 2016 compared to SEK 831 million for the year ended December 31, 2015. The decrease in revenue was primarily due to the strategic shift away from the German market initiated in 2015.

Germany’s Adjusted EBITDA increased by SEK 90 million (48.4 percent) to SEK 276 million for the year ended December 31, 2016 compared to SEK 186 million for the year ended December 31, 2015. The increase in Adjusted EBITDA was primarily due to increased focus on profitability and cash contribution from all services.

Germany’s number of customers decreased by 117 thousand (20.9 percent) to 442 thousand for the year ended December 31, 2016 compared to 559 thousand for the year ended December 31, 2015. The decrease in customers was lower than expected, primarily due to successful implementation of retention measures.

Other

Other mainly includes IoT, the parent company Tele2 AB (publ) and central functions, and other minor operations.

Other’s revenue increased by SEK 80 million (52.3 percent) to SEK 233 million for the year ended December 31, 2016 compared to SEK 153 million for the year ended December 31, 2015. The increase in revenue was primarily due to higher sales in the newly introduced IoT business.

Other’s Adjusted EBITDA decreased by SEK 95 million (>100 percent) to negative SEK 99 million for the year ended December 31, 2016 compared to negative SEK 4 million for the year ended December 31, 2015. The decrease in Adjusted EBITDA was primarily due to to higher sales in the loss making IoT business.

Netherlands

The Netherlands’s revenue increased by SEK 3 million (0.1 percent) to SEK 5,176 million for the year ended December 31, 2016 compared to SEK 5,173 million for the year ended December 31, 2015. The increase in revenue was driven by the mobile segment, mainly attributable to the first full year as a full mobile network operator, following the commercial launch of the 4G network at the end of 2015.

The Netherlands’s Adjusted EBITDA decreased by SEK 631 million (>100 percent) to negative SEK 202 million for the year ended December 31, 2016 compared to positive SEK 429 million for the year ended December 31, 2015. The decrease in Adjusted EBITDA was primarily due to the network and commercial investments related to the 4G rollout, as well as continued pressure in the fixed broadband and telephony markets.

The Netherlands’s number of customers increased by 195 thousand (15.7 percent) to 1,438 thousand for the year ended December 31, 2016 compared to 1,243 thousand for the year ended December 31, 2015. The increase in customers was primarily due to more mobile customers, driven by attractive offerings.

Financial Resources and Liquidity

Tele2 considers cash from operating activities as the principal source of cash generation for its businesses. Tele2 also has liquidity available via the public capital markets. As of June 30, 2018 Tele2 believes that it has sufficient cash generation capacity available to fund ongoing operations and capital expenditure.

Financial Resources

Liquidity reserves consist of available cash, undrawn committed credit facilities and committed overdraft facilities. On December 31, 2017, Tele2 had available liquidity of SEK 10,737 million (SEK 10,042 million on December 31, 2016). Tele2’s financial arrangements are mainly comprised of (i) a EUR 760 million multicurrency revolving credit facility with a syndicate of 11 banks including a swingline facility which was refinanced in 2016. In the beginning of 2017, the facility was extended by one year to 2022. On December 31, 2017 the present facility was unutilized and extended a second time in the beginning of 2018 by a year to 2023. The facility has a tenor of five years with two one-year extension options, (ii) a SEK 11,000 million bridge term facility made available by a group of three banks, (iii) a EUR 3 billion medium term note program under which notes are issued by the Company and guaranteed by Tele2 Sverige Aktiebolag forms the basis for Tele2’s medium and long term debt issuance in both international and Swedish domestic bond markets. On December 31, 2017 issued bonds under the Program amounted to SEK 8,550 million (SEK 8,404 million on December 31, 2016) (iv) a SEK 5,000 million commercial paper program under which commercial papers are issued by the Company, (v) a EUR 130 million loan with the Nordic Investment Bank (NIB) and (vi) a EUR 125 million loan with the European Investment Bank (EIB). In addition, several account overdraft facilities have been entered into by the Company’s subsidiary Tele2 Treasury AB with a range of international credit institutions as lenders and which in certain instances are guaranteed by the Company.  The Company’s subsidiary Tele2 Sverige Aktiebolag has also entered into a SEK 1,700 million framework agreement for the sale of customer receivables with a relationship bank, under which the bank participates in certain handset receivables held by the Company.

The several sources of debt financing used by the Tele2 group are subject to a range of customary covenants relating to, inter alia, financial reporting, change of control, restrictions regarding acquisitions, sale of assets and other forms of asset disposals, the granting of security and incurrence of additional financial indebtedness, insurances, mergers, restrictions regarding change of business and financial covenants requiring that certain key financial ratios are maintained. It should be noted that a majority of the financing documents include cross-default provisions that entail that debt will fall immediately due if events of default occur under other financing arrangements to which the Company or other relevant members of the Tele2 group are party. In most cases there are threshold amounts that must be exceeded in order for the cross-default provisions to be triggered. A majority of the financing documents also contain change of control provisions requiring prepayment of outstanding debt, and, in certain cases, payment of break costs as a result thereof, in the event that someone other than the family of Mr. Jan Stenbeck (as defined in the relevant financing documents) ceases to directly or indirectly own and control a certain percentage of the ownership interests in the Company or its subsidiaries (as applicable).

Capital Requirements and Future Financing

 Some of Com Hem’s existing financing arrangements contain customary change of control clauses (see “Operating and Financial Review of Com Hem—Borrowings”) with the effect that Com Hem’s lenders have the right to request prepayment of outstanding debt, and, in certain cases, payment of break costs as a result thereof, upon consummation of the Merger.  Tele2 expects to be able to refinance such financing arrangements using its existing facilities.

Cash Flows

The following table sets forth Tele2’s consolidated cash flows for the periods presented:

	Six months ended June 30,		Year ended December 31,
	2018	2017	2017	2016	2015
	(SEK million)
Cash from (used for) operating activities	2,094	2,698	5,732	5,016	3,531
Cash from (used for) investing activities	(1,584)	(1,688)	(2,532)	(6,662)	848
Cash from (used for) financing activities	(1,096)	(953)	(2,675)	1,746	(4,352)
Net change in cash and equivalents	(586)	57	525	100	27
Cash and equivalents at beginning of period	802	257	257	107	151
Exchange-rate differences in cash and cash equivalents	32	4	20	50	(71)
Cash and equivalents at end of period	248	318	802	257	107

Cash Flow from Operating Activities

The most significant source of operating cash for Tele2 is cash flows from its operations in Sweden and the Baltic countries. The most significant use of operating cash is to fund its mobile network.

From the six months ended June 30, 2017 to the six months ended June 30, 2018, Tele2’s cash from operating activities decreased by SEK 604 million to SEK 2,094 million, primarily due to higher taxes paid and financial items.

From the year ended December 31, 2016 to the year ended December 31, 2017, Tele2’s cash from operating activities increased by SEK 716 million to SEK 5,732 million, primarily due to improved operating profits, partially offset by a negative change in working capital.

From the year ended December 31, 2015 to the year ended December 31, 2016, Tele2’s cash from operating activities increased SEK 1,485 million to SEK 5,016 million, primarily due to a positive change in working capital, which more than offset lower operating profits.

Cash Flow used in Investing Activities

The most significant source of cash for investments for Tele2 is from operating activities. The most significant uses of cash for investments are in mobile networks, IT systems and customer related equipment, as well as for acquisitions.

From the six months ended June 30, 2017 to the six months ended June 30, 2018, Tele2’s cash used for investments decreased by SEK 104 to SEK 1,584 million, primarily due to temporary timing differences for CAPEX payments.

From the year ended December 31, 2016 to the year ended December 31, 2017, Tele2’s cash used for investments decreased SEK 4,130 million to SEK 2,532 million, primarily due to lower acquisitions of tangible asset and shares of group companies attributable to the non-recurrence of the TDC acquisition.

From the year ended December 31, 2015 to the year ended December 31, 2016, Tele2’s cash used for investments increased SEK 7,510 million to SEK 6,662 million, primarily due to the acquisition of TDC in 2016, and the non-recurrence of the disposal of Tele2’s Norwegian operations in 2015.

Cash Flow used in Financing Activities

The most significant source of financing cash for Tele2 is its existing credit facilities, bonds, notes and commercial paper programs. The most significant use of financing cash is the refinancing of existing debt.

From the six months ended June 30, 2017 to the six months ended June 30, 2018, Tele2’s cash used for financing activities increased by SEK 143 million to SEK 1,096 million, primarily because lower proceeds from loans were not fully offset by a reduction in loan repayments and dividend payments.

From the year ended December 31, 2016 to the year ended December 31, 2017, Tele2’s cash used for financing activities increased SEK 4,421 million to SEK 2,675 million, primarily due to the non-recurrence of the cash inflow attributable to the 2016 rights issue.

From the year ended December 31, 2015 to the year ended December 31, 2016, Tele2’s cash from financing activities decreased SEK 6,098 million to SEK 1,746 million, primarily due to lower dividend payments to shareholders as the extraordinary dividend paid in 2015 was not repeated.

Capital Expenditures

In the year ended December 31, 2017 capital expenditure totaled SEK 2,961 million (consisting of SEK 624 million of intangible assets, primarily IT development and software licenses and SEK 2,337 million of tangible assets, primarily mobile network expansion in Sweden and Kazakhstan). In the year ended December 31, 2016 capital expenditure totaled SEK 3,833 million (consisting of SEK 658 million of intangible assets, primarily IT development, software licenses and frequency spectrum  and SEK 3,175 million of tangible assets, primarily mobile network expansion in Sweden and Kazakhstan, along with central systems). In the year ended December 31, 2015 capital expenditure totaled SEK 4,242 million (consisting of SEK 598 million of intangible assets, primarily IT development and software licenses and SEK 3,644 million of tangible assets, primarily mobile network expansion in the Netherlands, Sweden and Kazakhstan).

For 2018, Tele2 has communicated a CAPEX guidance of SEK 2.1-2.4 billion, for continuing operations and excluding spectrum investments. The main investment categories are network, IT and frequency spectrum. For investments in network, the major investment areas are capacity investments, harmonization of network infrastructure, rollout (e.g. new sites), core network modernization and cloud transformation. For investments in IT, Tele2 has decided to carry out several material investments to digitalize the business and to meet future B2B needs. A large part of IT investments are in the form of capitalization of system development. In addition, spectrum investments will be carried out when needed to maintain a competitive portfolio of frequencies in all mobile markets. Spectrum availability and prices are typically subject to terms and conditions decided from time to time by local governments. All investments will be financed with available funds, internally generated cash flow as well as credit facilities. Tele2 currently has available committed credit facilities in excess of planned investments.

Contractual Obligations

The following table sets forth the financial payments that Tele2 will be obligated to make as of December 31, 2017.

(SEK millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Financial liabilities(a)	15,625	4,357	2,544	6,108	2,616
Commitments, other (excluding discontinued operations)(b)	6,795	2,149	4,510	56	80
Operating leases	3,464	1,136	952	498	878
Total contractual obligations	25,884	7,642	8,006	6,662	3,574
a.	Including future interest payments. Within 1 year includes derivatives of SEK 156 million.
b.	Other commitments mainly relate to commitments for ordered and contracted goods and services that can not be cancelled without economic effects.

Off Balance Sheet Arrangements

As of December 31, 2017, Tele2 has no off balance sheet arrangements that have, or is likely to have, a material effect on Tele2’s financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Tele2’s business involves operations in various countries, and Tele2’s capital structure includes borrowings with floating rates of interest. These activities expose Tele2 to changes in interest rates and foreign currency exchange rates, which can adversely affect revenues earned and costs of operating Tele2’s businesses. Tele2 uses derivatives to mitigate or eliminate these exposures.

Interest Rate Risk

Tele2 keeps a close watch on interest market trends and decisions to change the interest duration strategy are assessed regularly. As of December 31, 2017 loans exposed to changes in interest rates over the next 12-months (i.e. short fixed interest rates) amounted to SEK 4,318 (5,393) million, corresponding to 38 (49) percent of total debt. Assuming that interest rates on loans carrying short fixed interest rates were increased by 1 percent on January 1, 2017, this would result in an additional interest expense of SEK 43 (54) million, and affect profit/loss after tax by SEK 34 (42) million.

Exchange Rate Risk

Currency exposure is associated with payment flows in foreign currency (transaction exposure) and the translation of foreign subsidiaries’ balance sheets and income statements to SEK (translation exposure). The Group does not generally hedge transaction exposure. When considered appropriate, the translation exposure related to some investments in foreign operations is hedged by issuing debt or entering into derivative transactions in the currencies involved.

Tele2’s revenue is distributed among the following currencies:

Year ended December 31,	2017		2016
	(SEK million / percent)
Swedish krona (SEK)	15,935	64%	13,137	63%
Euro (EUR)	4,443	18%	4,094	20%
Kazakhstani tenge (KZT)	2,721	11%	2,126	10%
Croatian kuna (HRK)	1,687	7%	1,534	7%
Total	24,786	100%	20,891	100%

During the year ended December 31, 2017, Tele2’s results were foremost affected by fluctuations in Kazakhstani tenge and euro. A five percent currency movement of all currencies against the Swedish krona would affect Tele2’s revenue on an annual basis by SEK 443(388) million for the years ended December 31 2017 and 2016, respectively.

Changes in and Disagreements with Accountants and Financial Disclosure

None

Critical Accounting Estimates

As part of preparing the consolidated financial statements Tele2 management is required to make certain estimates and judgements. The estimates and judgements are based on historical experience and a number of other assumptions aimed at providing a decision regarding the value of the assets or liabilities which cannot be determined in any other way. The actual outcome may vary from these estimates and judgements. The most crucial assessments and estimates used in preparing Tele2’s financial reports are as follows:

Joint Arrangements

Tele2 is in Sweden part of two joint arrangements concerning mobile networks that are classified as joint operations, Svenska UMTS-nät AB (together with Telia Company) and Net4Mobility HB (together with Telenor). Tele2 has chosen to classify these two joint arrangements as joint operations as Tele2 is considered through agreements between the parties to have the rights to the assets and obligations for the liabilities as well as corresponding revenues and expenses related to each arrangement. As basis for the classification additional decisive factors are that the parties in each arrangement have the rights to substantially all of the economic benefits from the assets in each operation and the jointly owned companies are dependent on their owners for settling their liabilities on a continuous basis.

Revenue Recognition

Revenue recognition in Tele2 requires management to make judgements and estimates in a number of cases, mainly to determine fair values and the period in which the revenue should be recognized. Many agreements bundle products and services into one customer offering which for accounting purposes requires allocating revenue to each part based on its relative fair value using accounting estimates. Determining whether revenues should be recognized immediately or deferred requires management to make judgments as to when the services and equipment have been provided, the fair value of each part, as well as estimates regarding the remaining contract period.

Valuation of Acquired Intangible Assets

When acquiring businesses, intangible assets are measured at fair value. If there is an active market for the acquired assets, the fair value is measured based on the prices on this market. Since there are often no active markets for these assets, valuation models have been developed to estimate the fair value. Examples of valuation models are discounted cash flow models and estimates of Tele2’s historical cost of acquiring equivalent assets.

Impairment Testing of Goodwill

When estimating the recoverable amount of cash generating units for goodwill impairment purposes Tele2 makes assumptions regarding future events and key parameters, such as weighted average cost of capital, forecast period and the growth rate of each of Tele2’s markets. These kinds of assessments include some uncertainty. Should the actual outcome for a specific period differ from the expected outcome, the expected future cash flows may need to be reconsidered, which could lead to a write-down.

Valuation of non-Current Assets with a Finite Useful Life

If the recoverable amount falls below the book value, an impairment loss is recognized. At each balance sheet date, a number of factors are analyzed in order to assess whether there is any indication of impairment. If such indication exists, an impairment test is prepared based on management’s estimate of future cash flows including the applied discount rate.

Useful Lives of non-Current Assets

When determining the useful life of groups of assets, historical experience and assumptions about future technical developments are taken into account. Depreciation rates are based on the acquisition value of the non-current assets and the estimated utilization period, less the estimates residual value at the end of the utilization period. If technology develops faster than expected or competition, regulatory or market conditions develop differently than expected, Tele2’s evaluation of utilization periods and residual values will be influenced.

Valuation of Deferred Income Tax Receivables

Recognition of deferred income tax takes into consideration temporary differences and unutilized loss carry-forwards. Deferred tax assets are reported for deducible temporary differences and loss carry-forwards only to the extent that it is considered probable that they can be utilized to offset future taxable profits. Management updates its assessments at regular intervals. The valuation of deferred tax assets is based on expectations of future results and market conditions, which are naturally subjective. The actual outcome may differ from the assessments, partly as a result of future changes in business circumstances, which were not known at the time of the assessments, changes in tax laws or interpretations or the results of the taxation authorities’ or courts’ final examination of submitted tax returns.

Provisions for disputes and damages

Tele2 is party to a number of disputes. For each separate dispute an assessment of the most likely outcome is made and reported in the financial statements accordingly.

Valuation of Accounts Receivable

Accounts receivable are valued on a current basis and reported at amortized cost. Reserves for doubtful accounts are based on various assumptions as well as historical experience of collection patterns.

Non-Current Assets

Intangible assets

Tele2’s holds a number of licenses entitling Tele2 to conduct telephony operations. The expenses related to the acquisitions of these licenses are recognized as an asset and amortized on a straight-line basis through the duration of the license agreements. Tele2’s intangible assets also comprise of goodwill, as further described below. As of June 30, 2018, Tele2’s intangible assets, excluding assets classified as held for sale, amounted to SEK 9,758 million, whereof SEK 5,683 million related to goodwill.

Goodwill is measured as the difference between on the one hand the total purchase price for the shares in the subsidiary alternatively the acquired assets and liabilities, the value of the non-controlling interest in the acquired subsidiary and the fair value of the previously owned share, and on the other hand Tele2’s reported value of acquired assets and assumed liabilities less any write-downs.

Goodwill is allocated to the cash generating units that are expected to obtain benefits as a result of the acquisition and is, along with the intangible assets with indefinite lives and intangible assets that are not yet ready to use, subject to annual impairment testing even if there is no indication of a decline in value. Impairment testing of goodwill is at the lowest level at which goodwill is monitored for internal management purposes and for which there are separately identifiable cash flows (cash generating units). The recoverable value of the respective cash generating unit is based on the higher of estimated value in use and fair value less costs to sell. In the case of reorganization or divestment involving a change in the composition of cash generating units to which goodwill has been allocated, the goodwill is allocated to the relevant units. The allocation is based on the relative value of the part of the cash generating unit to which the reorganization or divestment relates, and the part that remains after the reorganization or the divestment.

Customer agreements are valued at fair value in conjunction with business combinations. Tele2 applies a model where the average historical customer acquisition cost or, alternatively, the present value of expected future cash flows, is applied to value customer agreements.

Tele2 capitalizes direct development expenses for software which are specific to its operations if the recognition criteria are fulfilled. These expenses are amortized over the utilization period, which begins when the asset is ready for use. Expenses relating to the planning phase of the projects as well as expenses of maintenance and training are expensed as incurred. Other expenses relating to development work are expensed as they arise, since they do not meet the criteria for being reported as an asset. Tele2 does not conduct own research activities.

Tangible assets

Tangible assets consist of buildings, modems, machinery and technical plants as well as equipment and installations Buildings relate to assets intended for use in operations. The acquisition value includes the direct costs attributable to the building. Machinery and technical plant include equipment and machinery intended for use in operations, such as network installations. The acquisition value includes the direct costs attributable to the construction and installation of networks. Additional costs for extension and value-increasing improvements are reported as an asset, while additional costs for repairs and maintenance are expensed during the period in which they arise. Equipment and installations comprise assets used in administration, sales and operations. Costs for modems that are rented to or used for free by customers are capitalized. As of June 30, 2018, Tele2’s tangible assets amounted to SEK 8,698 million, mainly comprising of machinery and technical plant and construction in progress.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS OF COM HEM

This operating and financial review should be read in conjunction with the respective consolidated financial statements and other financial information included elsewhere in this document. This discussion contains forward-looking statements. Actual results may differ from such forward-looking statements. See “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

Com Hem is one of Sweden’s largest fixed communication operators selling services to approximately 1.5 million customers in both apartment buildings (multiple dwelling units, MDUs) and houses (single dwelling units, SDUs) through Com Hem’s vertically integrated FiberCoax network, third party fiberLAN networks, and the digital terrestrial network. Com Hem is a leading supplier of high-speed broadband, TV and fixed-line telephony to Swedish homes and businesses to all major cities in Sweden through the Com Hem, Boxer and Phonera brands. As of December 31, 2017, Com Hem had an addressable footprint of 2.8 million households including its vertical FiberCoax network (1.7 million addressable households), fiberLAN in MDUs (0.3 million addressable households) and SDU households addressed through open fiber networks as well as unbundled fiber networks (0.8 million addressable households).

For the six months ended June 30, 2018, Com Hem generated revenues of SEK 3,599 million (2017: SEK 3,551 million). For the year ended December 31, 2017, Com Hem generated revenues of SEK 7,136 million (2016: SEK 5,665 million; 2015: SEK 5,000 million).

Com Hem’s business activities are located exclusively in Sweden and are divided into two operating segments, Com Hem and Boxer. The Com Hem operating segment’s revenues are divided by revenue source into the following categories: consumer, B2B and network operator. The table below sets forth the general activities of each of the operating segments.

Segment	Description
Com Hem Segment
Consumer category: comprises digital TV & play, broadband and fixed-line telephony services to consumer subscribers. As at June 30, 2018, the Com Hem Segment delivered 1.7 million RGUs to approximately 992,000 subscribers.
B2B category: comprises broadband, fixed-line telephony and mobile telephony services mainly to small and home offices. As at June 30, 2018, Com Hem had approximately 46,000 business subscribers of which approximately 25,000 subscribed to receive services through Com Hem’s vertical FiberCoax network.
Network operator category: comprises basic TV services to approximately 1.7 million households in MDUs pursuant to more than 20,000 contracts with landlords as well as network operator services under the iTUX brand and fiber connection services in connection with SDU subscribers.

Boxer Segment
Boxer: comprises digital TV & play, broadband and fixed-line telephony services to consumer subscribers primarily in SDUs. As at June 30, 2018, the Boxer Segment delivered approximately 464,000 RGU’s to approximately 429,000 subscribers.

Key Factors Affecting Com Hem’s Results of Operations and Financial Condition

Com Hem’s operations, results of operations and financial condition have been, and may continue to be, affected by certain key factors.

Products and services

A majority of Com Hem’s revenue are attributable to monthly subscription fees charged to subscribers for its broadband, digital television and telephony services. Generally, these subscriber subscriptions may be discontinued by the subscriber on one or three months’ notice. The remaining revenue for Com Hem is derived primarily from the network operator business, pay-per-view programming, installation, processing fees or reconnection fees charged to subscribers to commence or reinstate service.

The introduction of new products and services has positively impacted Com Hem’s revenues and results of operations in the periods presented by, among other things, (i) opening new, and strengthening existing, revenue streams (notably through subscriber subscribing for or upgrading to premium services such as TiVo, a greater number of addressable households and increased broadband penetration among Com Hem’s existing subscriber base); and (ii) improving Com Hem’s ARPU. In certain cases, however, the introduction of new products and services has increased Com Hem’s operating expenses and capital expenditures, such as in connection with the historically increasing demand for TiVo services, which increased Com Hem’s capital expenditures due to the high cost of the TiVo set-top box.

The management of Com Hem anticipates the trend away from pure linear TV consumption to a bandwidth intensive combination of OTT and linear TV consumption to continue, while demand for fixed-line telephony services continues to decline.

Pricing

Com Hem generally sells broadband, television and telephony services directly to consumers through either “bundled” offers or on a service-by-service basis. For broadband services, the price is determined based on marketed broadband speed being offered to the customer (residential or business) with no limit on data usage. Consumer subscribers are offered the ability to subscribe to a range of digital television packages that comprise basic and extended television tiers, premium television packages and VOD (Video On-Demand) services. Commercial offers generally include a discount to the list price during the binding period which most commonly is 12-24 months for individual customer contracts.

Subscription prices and related charges are based on the types of service selected, whether the services are sold as a “bundle” or on an individual basis, and the equipment necessary to use the services.

Com Hem regularly reviews its pricing policy for broadband as well as digital television and fixed-line telephony in order to offer a competitive pricing scheme, taking into consideration broadband speed and quality of service, available TV channels and content as well as services offered by competitors.

In MDUs who are connected to Com Hem’s FiberCoax network, the Com Hem Segment provides basic television service to all tenants based on contracts with the landlord, where the cost of the service is paid by the landlord and included in the rent or fee charged by the landlord to the tenant. Revenue generated by landlord contracts has been declining due to high competition for landlord contracts resulting in price pressure.

In some cases, Com Hem enters into a so-called collective agreement with a landlord of an MDU or with the tenant association of an MDU and that sets out the baseline services available to all of the tenants in the MDU, which an individual subscriber can in turn elect to upgrade for an additional fee. In collective agreements, the average revenue per customer is generally lower than in a standard contract as Com Hem offers a group discount. However, the total revenue for the entire MDU is generally higher for a building with a collective agreement as all tenants are covered by the collective agreement and the baseline services they receive will be paid for by the landlord or housing association.

Consumer churn

Com Hem closely monitors churn and actively manages the churn behavior of its subscribers across its businesses.

Com Hem defines churn as the voluntary or involuntary discontinuance of services by a subscriber in any given period of time. Consumer subscriber churn typically arises as a result of the relocation of subscribers, such as a subscriber moving outside Com Hem’s footprint, or when Com Hem loses its contract with the landlord or housing association, as well as due to competition and subscribers fully disconnecting from digital television, broadband and/or telephony services due to death or other reasons. Historically, consumer subscriber churn has primarily been driven by subscribers (i) relocating to areas not served by Com Hem’s network infrastructure and (ii) moving their subscriptions to Com Hem’s competitors. Historically, Com Hem has generally had a low level of consumer churn caused by loss of landlord contracts.

The Com Hem Segment had stable consumer churn levels of 12.8 percent and 12.4 percent for the six months ended June 30, 2018 and 2017, respectively, and 13.1 percent, 13.2 percent and 13.2 percent for the periods ended December 31, 2017, 2016 and 2015, respectively. Historically, consumer churn levels have fluctuated intra year such as in response to price increases.

The Boxer Segment had consumer churn levels of 16.6 percent for the six months ended June 30, 2018 and 17.0 percent for the year ended December 31, 2017, which was the first full year under ownership of Com Hem. For further information, see “Business of Com Hem—Operating Segments—Boxer Segment”. The Boxer Segment’s consumer churn levels are attributable to increased competition from the rollout of the fiber networks of competitors in the SDU market, which has enabled such subscribers to obtain fiber-based broadband services in addition to television services. In addition, the migration of the 700 MHz band in the DTT network has resulted in increased consumer churn during 2016, 2017 and the six months ended June 30, 2018. The ambition is to reduce the Boxer Segment’s consumer churn levels by increasing the penetration of its broadband services and introducing the “TV Hub” to the Boxer Segment’s subscriber base.

Cost Structure

The majority of Com Hem’s costs are related to television content and its network (including fiber and ducting costs), as well as transmission fees, which represent fundamental aspects of its operations. Additional costs are related to administrative costs such as billing, marketing and customer care. A portion of Com Hem’s costs vary depending on the number of subscribers, such as with respect to content and transmission fees on third party infrastructure.

The management of Com Hem anticipates that going forward the proportion of services that it provides to subscribers through third-party owned network infrastructures will increase, which is likely to negatively impact the margins it is able to obtain with respect to such subscribers.

In addition, certain of the costs associated with the growth of Com Hem’s business, including subscriber acquisition costs (i.e., the cost of acquiring a new subscriber or selling additional service subscriptions to existing subscribers), are variable and include campaign and sales costs.

In connection with its TV services, Com Hem pays content fees to broadcasters in order to distribute programs on its network. Com Hem generally pays such fees on a per-subscriber basis. For on-demand content that is purchased by subscribers outside of the content provided in the regular subscription fee, Com Hem generally pays fees based on the subscribers’ usage of on-demand content and for premium channel packages the fees are based on a revenue sharing model.

In addition, over the period under review, Com Hem has been in a position to engage in the routine refinancing of certain of its indebtedness at lower interest rates. For example, in November 2016, Com Hem issued new SEK 2,250,000,000 3.50 percent fixed rate notes that, together with existing unutilized credit facilities, refinanced its SEK 2,500,000,000 5.250 percent senior fixed rate notes. Together with other refinancing activities made over the period under review the average rate of paid and accrued interest expenses over the average outstanding commercial papers, notes and bank loans has come down from approximately 4.4 percent for the year ended December 31, 2015, to approximately 2.9 percent for the year ended December 31, 2016, to approximately 2.5 percent for the year ended December 31, 2017, and approximately 2.4 percent as of June 30, 2018.

Network investments

Com Hem believes that it must take a proactive approach to managing and upgrading its network to remain competitive. The ability to upgrade and maintain the network enables Com Hem to provide high-definition and on-demand digital video services and broadband services at ever higher speeds. Com Hem believes that this facilitates the acquisition of new subscribers, enables upselling and reduces consumer churn rates.

Com Hem leases transmission capacity on the national backbone pursuant to a framework agreement with the Swedish Transport Administration, Trafikverket. The agreement with the Swedish Transport Administration is in the process of being phased out. Com Hem is in the process of transitioning its access to capacity on the national backbone to a new provider. Com Hem has entered into an agreement with Skanova AB regarding national backbone access, which runs until 2026. The transition is expected to be completed during the beginning of 2019.

Capital expenditures in fixed tangible and intangible assets have fluctuated on a quarterly basis during the periods under review. This fluctuation is due largely to the timing of Com Hem’s investment in technology, including network upgrades, cost of CPEs and sales costs, which can vary significantly on a quarter-to-quarter basis.

During 2018, Com Hem plans to upgrade the FiberCoax network to the next generation of cable network under the international DOCSIS 3.1 standard, which in theory can provide up to 10 Gbit/s in download speeds and approximately 1 Gbit/s in upload speeds. Com Hem is also considering an option to roll out symmetrical up to 1.2 Gbit/s speeds if it is able to identify sufficient customer demand.

Taxation

Com Hem recognized income tax expenses in the amount of SEK 132 million, SEK 94 million and SEK 27 million for the years ended December 31, 2017, 2016, and 2015, respectively. Income tax expenses are based on Com Hem’s taxable results after financial items. Historically, tax losses carried from one tax period to the next have significantly reduced Com Hem’s paid current tax. The major part of the tax losses carried forward have been offset to taxable profits in the years 2015-2017 and at year end 2017 the remaining tax losses amounted to SEK 0.2 billion as compared to SEK 3.2 billion in the beginning of 2015. In the six months ended June 30, 2018, all tax losses carried forward have been used and Com Hem will accordingly be required to pay current tax. The corporate tax rate in Sweden was 22 percent for the years, 2015, 2016 and 2017.

Acquisition of Boxer TV-Access AB

In order to expand its business activities in the SDU market, Com Hem acquired Boxer TV-Access AB in 2016 for the amount of SEK 1,633 million, less cash acquired as part of the business in the amount of SEK 258 million.

On June 8, 2016, Com Hem through its wholly owned subsidiary Com Hem Communications AB signed an agreement to acquire all shares in Boxer TV-Access AB. Acquisition related expenses were SEK 11 million and were recognized as other operating expenses in the consolidated income statement of Com Hem for the year ended December 31, 2016. The acquisition was completed on September 30, 2016 when controlling influence of operations was obtained and the entity was consolidated into Com Hem from that date.

Depreciation and Amortization Expenses

Com Hem’s depreciation and amortization expenses, which are categorized under cost of services sold, selling expenses or administrative expenses depending on whether the depreciation and amortization relates to production, the sales function or the administrative function, respectively, have generally increased due to Boxer TV-Access AB being consolidated into Com Hem as of September 30, 2016, product and IT development related capital expenditures as well as volume driven revenue growth in the Com Hem segment resulting in higher capital expenditures for CPEs.

Seasonality

Com Hem’s working capital is subject to fluctuation as it invoices landlord customers on a quarterly basis in advance and typically receives payment at the end of each quarter. Accordingly, Com Hem has a disproportionate amount of prepaid revenue and VAT liability in March, June, September and December, which results in higher cash flows from operating activities and a higher level of negative working capital at the end of each quarter. Additionally, Com Hem typically has higher quarter-on-quarter landlord revenue increases in the first quarter of the year than in subsequent quarters as a result of annual index price increases in Com Hem’s landlord contracts that typically are implemented in the first quarter. Furthermore, during the third quarter, Com Hem has lower operating costs due to a reduction in holiday accrual costs linked to the annual summer holiday and lower general usage of fixed-telephony services.

Presentation of Financial Information

The following is a discussion of Com Hem’s key income statement line items.

Total Revenue

Revenue is recognized when it is likely that future economic benefits will flow to Com Hem, and these benefits can be reliably measured. Revenue only includes the gross inflows of economic benefits received or receivable by Com Hem on its own account.

Com Hem’s total revenue consists primarily of services to consumers (broadband, digital television and fixed-line telephony), businesses (broadband and telephony) and network operators (basic television services, revenue from communication operator services and fiber connections), as well as to a limited extent from the sale of hardware. Billing of consumers and business subscribers mainly takes place monthly in advance. Revenue from landlords relating to periodic charges for basic television services are invoiced largely quarterly in advance and recognized as they are utilized.

Start-up fees and other one-time fees are recognized at the time of sale when the fee relates to costs incurred when a subscriber signs an agreement. If one-time fees exceed the costs incurred when a subscriber signs an agreement, the excess amount is distributed over the duration of the subscription.

Revenue is recognized at the fair value of the consideration received or receivable, net of any discounts given.

Cost of services sold

Cost of services sold refer to broadcaster costs, transmission costs, costs for fiber and ducting, call charges for telephony, internet capacity, maintenance and service and other cost of services sold. Personnel costs related to field service and other parts of Com Hem are also included. Cost of services sold includes depreciation and amortization of non-current assets.

Selling Expenses

Selling expenses relate to costs for sales, products and marketing. This cost structure includes costs for subscriber service, advertising, telemarketing, sales commissions, bad debt losses and other sales-related costs. Personnel costs pertaining to sales, products and marketing are included in selling expenses. Selling expenses include depreciation and amortization of non-current assets.

Administrative Expenses

Administrative expenses refer to costs for such support functions as purchasing, accounting and other joint support functions as well as costs for leased office space. Administrative expenses include depreciation and amortization of non-current assets.

Other Operating Income

Other operating income includes exchange rate gains and recovered, previously written-off bad debt losses and insurance compensation.

Other Operating Expenses

Other operating costs include exchange rate losses, disposal of intangible assets and property, plant and equipment, and transaction expenses in conjunction with business combinations.

Net Financial Income and Expenses

Financial income and expenses comprise interest income on bank balances and receivables, dividend income, exchange rate differences, interest expenses on borrowings, unrealized and realized gains and losses on derivative instruments used in financing activities and remeasurement of cash settled share based incentive programs.

Interest income on receivables, and interest expenses on liabilities are calculated using the effective interest method. The effective interest rate is the rate at which the present value of all estimated future receipts and payments during the anticipated fixed-interest period is equal to the carrying amount of the receivable or liability. Interest expenses include allocated amounts of issue expenses and similar direct transaction expenses to raise borrowings.

Income Taxes

Income taxes are comprised of current tax and deferred tax. Income taxes are recognized in the income statement except when the underlying transaction is recognized in other comprehensive income, at which point the associated tax effect is also recognized under other comprehensive income or in equity.

Results of Operations

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017

The table below sets forth our results of operations and the period on period percentage of change for the periods under review.

	As of the six months ended June 30,
	2018	2017
	(SEK in millions)
Revenue	3,599	3,551
Cost of services sold	(1,990)	(2,004)
Gross profit	1,609	1,547
Selling expenses	(951)	(942)
Administrative expenses	(217)	(158)
Other operating income and expenses	(5)	7
Operating Profit	436	454
Financial income and expense	(223)	(230)
Income after financial items	213	224
Income taxes	(21)	(65)
Net income for the period	192	158

Revenue

The following table sets forth the breakdown of Com Hem’s revenue for the periods indicated.

	As of the six months ended June 30,
	2018		2017
	(SEK in millions)	(in percent of revenue)	(SEK in millions)	(in percent of revenue)
Com Hem Segment	2,785	77.4	2,685	75.6
Consumer Category	2,214	61.5	2,118	59.6
B2B Category	135	3.8	145	4.1
Network Operator Category	428	11.9	409	11.5
Other	9	0.3	14	0.4
Boxer Segment	813	22.6	866	24.4
Total Revenue	3,599	100	3,551	100

Total revenue increased by SEK 48 million, or 1.3 percent, from SEK 3,551 million in the six months ended June 30, 2017 to SEK 3,599 million in the six months ended June 30, 2018. The increase in revenue was primarily due to the continued growth in consumer services, driven by volume and price, as well as growth in the network operator services relating to higher revenue from network expansion.

In the Com Hem Segment, consumer revenues increased by SEK 96 million, or 4.5 percent, from SEK 2,118 million in the six months ended June 30, 2017 to SEK 2,214 million in the six months ended June 30, 2018. The increase in revenue was primarily due to increased revenue from primarily broadband and to some extent digital TV, partly offset by decreased revenue from fixed telephony.

In the Com Hem Segment, B2B revenues decreased by SEK 10 million, or 7.1 percent, from SEK 145 million in the six months ended June 30, 2017 to SEK 135 million in the six months ended June 30, 2018. The decrease in revenue was primarily due to declining revenue from the lower margin legacy OffNet business.

In the Com Hem Segment, network operator revenues increased by SEK 19 million, or 4.7 percent, from SEK 409 million in the six months ended June 30, 2017 to SEK 428 million in the six months ended June 30, 2018. The increase in revenue was primarily due to  higher revenue from network expansion and growth in communication operator revenue from iTUX. The increase was partly offset by a continued decline in landlord revenue within MDUs due to price pressure.

In the Boxer Segment, revenue decreased by SEK 52 million, or 6.1 percent, from SEK 866 million in the six months ended June 30, 2017 to SEK 813 million in the six months ended June 30, 2018. The decrease in revenue was primarily due to continued high churn for DTT customers.

Other revenue decreased by SEK 4 million, or 31.2 percent, from SEK 14 million in the six months ended June 30, 2017 to SEK 9 million in the six months ended June 30, 2018. The decrease in other revenue was primarily due to a decline in hardware sales.

Cost of services sold

Cost of services sold decreased by SEK 14 million, or 0.7 percent, from SEK (2,004) million in the six months ended June 30, 2017 to SEK (1,990) million in the six months ended June 30, 2018. The decrease in cost of services sold was mainly due to lower variable costs and depreciation related to CPE.

Selling Expenses

Selling expenses increased by SEK 9 million, or 0.9 percent, from SEK (942) million in the six months ended June 30, 2017 to SEK (951) million in the six months ended June 30, 2018. The increase in selling expenses was mainly due to higher amortization of capitalized sales commissions.

Administrative Expenses

Administrative expenses increased by SEK 59 million, or 37.2 percent, from SEK 158 million in the six months ended June 30, 2017 to SEK 217 million in the six months ended June 30, 2018. The increase in administrative expenses was mainly a result of a lower level of items affecting comparability in the six months ended June 30, 2017 explained by a positive effect from revaluation of pension debt following closure of the plan in the six months ended June 30, 2017, and advisory fees in connection with the merger with Tele2 in the six months ended June 30, 2018.

Other Operating Income and Expenses

Other operating income and expenses decreased by SEK 12 million, or 173.3 percent, from SEK 7 million in the six months ended June 30, 2017 to SEK (5) million in the six months ended June 30, 2018.

Financial Income and Expenses

Financial income and expenses decreased by SEK 7 million, or 3.0 percent, from SEK (230) million in the six months ended June 30, 2017 to SEK (223) million in the six months ended June 30, 2018. The decrease in financial income and expenses was primarily due to revaluation of incentive programs.

Income Taxes

Income taxes decreased by SEK 44 million, or 68.0 percent, from SEK (65) million in the six months ended June 30, 2017 to SEK (21) million in the six months ended June 30, 2018. The decrease is explained by a one-time adjustment of deferred taxes of SEK 39 million explained by a reduced tax rate in Sweden effective January 1, 2019 (down from 22.0 percent to 21.4 percent) and January 1, 2021 (further reduction from 21.4 percent to 20.6 percent) as enacted by the Swedish Government in June 2018. The effective tax rate was 29.2 percent for the six months ended June 30, 2017 and 9.8 percent for the six months ended June 30, 2018.

Net income for the Period

Net income for the period increased by SEK 33 million, or 21.1 percent, from SEK 158 million in the six months ended June 30, 2017 to SEK 192 million in the six months ended June 30, 2018. The increase in net income for the period was primarily due to a revaluation of incentive programs included in financial expenses and one-time adjustment of deferred taxes partly offset by an increase in Items affecting comparability.

Years Ended December 31, 2017, 2016 and 2015

The table below sets forth Com Hem’s results of operations for the periods under review.

	For the year ended December 31,
	2017	2016	2015
	(SEK in millions)
Total Revenue	7,136	5,665	5,000
Cost of services sold	(4,039)	(2,964)	(2,464)
Gross profit	3,097	2,701	2,536
Selling expenses	(1,867)	(1,557)	(1,516)
Administrative expenses	(330)	(305)	(295)
Other operating income	34	42	19
Other operating expenses	(22)	(30)	(19)
Operating profit	912	851	724
Net financial income and expenses	(409)	(440)	(605)
Income after financial items	503	411	119
Income taxes	(132)	(94)	(27)
Net income for the year	371	317	92

Total Revenue

The following table sets forth the breakdown of Com Hem’s revenue for the periods indicated.

	2017		2016		2015
	(SEK in millions)	(in percent of revenue)	(SEK in millions)	(in percent of revenue)	(SEK in millions)	(in percent of revenue)
Com Hem Segment	5,431	76.1	5,218	92.1	5,000	100.0
Consumer Category	4,287	60.1	4,093	72.3	3,863	77.3
B2B Category	280	3.9	317	5.6	311	6.2
Network Operator Category	842	11.8	777	13.7	786	15.7
Other	22	0.3	31	0.6	40	0.8
Boxer Segment	1,705	23.9	446	7.9	N/A	N/A
Total Revenue	7,136	100.0	5,665	100.0	5,000	100.0

Total revenue increased by SEK 1,471 million, or 26.0 percent, from SEK 5,665 million for the year ended December 31, 2016 to SEK 7,136 million for the year ended December 31, 2017. The increase in revenue was primarily due to Boxer TV-Access AB being consolidated into Com Hem as of the fourth quarter of 2016 and continued strong growth in the Com Hem Segment’s consumer revenues, driven by volume and price, as well as growth in the network operator revenues, relating to higher revenue from network expansion.

Total revenue increased by SEK 665 million, or 13.3 percent, from SEK 5,000 million for the year ended December 31, 2015 to SEK 5,665 million for the year ended December 31, 2016. The increase in revenue was primarily due to Boxer TV-Access AB being consolidated into Com Hem from the fourth quarter of 2016 and continued growth in consumer revenues driven by volume as well as price growth.

In the Com Hem Segment, consumer revenues increased by SEK 194 million, or 4.7 percent, from SEK 4,093 million for the year ended December 31, 2016 to SEK 4,287 million for the year ended December 31, 2017. The increase in revenue was primarily due to increased revenue from broadband and digital TV & play, partly offset by decreased revenue from fixed-line telephony.

The consumer ARPU of the Com Hem Segment increased from SEK 369 for the year ended December 31, 2016 to SEK 372 for the year ended December 31, 2017 due to an increase in broadband and television ARPU and the total number of broadband and television RGUs, attributable primarily to consumer demand for higher broadband speeds, and TiVo services, as well as price increases, offset by declining ARPU and RGUs in fixed-line telephony, reflecting the general trend away from fixed-line telephony.

In the Com Hem Segment, consumer revenues increased by SEK 230 million, or 5.9 percent, from SEK 3,863 million for the year ended December 31, 2015 to SEK 4,093 million for the year ended December 31, 2016. The increase in revenue was primarily due to increased revenue from broadband and digital TV & play, partly offset by decreased revenue from fixed-line telephony.

The consumer ARPU of the Com Hem Segment increased from SEK 361 for the year ended December 31, 2015 to SEK 369 for the year ended December 31, 2016 due to an increase in broadband and television ARPU and the total number of broadband and television RGUs, attributable primarily to consumer demand for higher broadband speeds, and TiVo services, as well as price increases, offset by declining ARPU and RGUs in fixed-line telephony, reflecting the general trend away from fixed-line telephony.

In the Com Hem Segment, B2B revenues decreased by SEK 37 million, or 11.7 percent, from SEK 317 million for the year ended December 31, 2016 to SEK 280 million for the year ended December 31, 2017. The decrease in revenue was primarily due to decreasing revenue from the relatively low margin OffNet operations attributable to a strong decline in the number of unique OffNet subscribers as a result of high competition and Com Hem shifting operational focus toward the relatively high margin OnNet operations.

In the Com Hem Segment, B2B revenues increased by SEK 6 million, or 1.9 percent, from SEK 311 million for the year ended December 31, 2015 to SEK 317 million for the year ended December 31, 2016. The increase in revenue was primarily due to the increase in the relatively high margin OnNet revenue offset by decreased revenue from the lower margin OffNet legacy business, which was mainly due to lower variable telephony revenue.

In the Com Hem Segment, network operator revenues increased by SEK 65 million, or 8.4 percent, from SEK 777 million for the year ended December 31, 2016 to SEK 842 million for the year ended December 31, 2017. The increase in revenue was primarily due to higher revenue from network expansion including connection fees and growth in communication operator revenue from iTUX as a result of an increase in the number of networks operated by the business and new households being added to existing networks.

In the Com Hem Segment, network operator revenues decreased by SEK 8 million, or 1.1 percent, from SEK 786 million for the year ended December 31, 2015 to SEK 777 million for the year ended December 31, 2016. The decrease in revenue was primarily due to a decline in landlord revenue caused by price pressure in the market, partly offset by higher revenue from network expansion including communication operator revenue from iTUX.

In the Boxer Segment, revenue increased by SEK 1,258 million, or 281.9 percent, from SEK 446 million for the year ended December 31, 2016 to SEK 1,705 million for the year ended December 31, 2017. The increase in revenue was due to the year ended December 31, 2016 only representing the revenues of one quarter. For further information regarding the acquisition of Boxer TV Access AB, see “Operating and Financial Review and Prospects of Com Hem—Key Factors affecting Com Hem’s Results of Operations and Financial Conditions—Acquisition of Boxer TV-Access AB”. During the year ended December 31, 2017, the Boxer Segment’s revenues declined due to a decrease in digital TV subscribers, which was only partly offset by an increase in broadband subscribers.

The consumer ARPU of the Boxer Segment increased from SEK 290 for the year ended December 31, 2016, which represented only the one quarter of the financial year, to SEK 299 for the year ended December 31, 2017. The increase was primarily due to higher RGUs per subscriber and increased churn of low-ARPU DTT subscribers. The higher blended ARPU of the Boxer Segment compared to the Com Hem Segment’s consumer category despite the Boxer Segment having less RGUs per subscriber is primarily due to the majority of Boxer Segment’s subscribers being located in the SDU market, which generally has a higher ARPU level than the MDU market, which is the market in which the majority of the Com Hem Segment’s consumer subscribers are located.

Cost of Services Sold

Cost of services sold increased by SEK 1,075 million, or 36.3 percent, from SEK 2,964 million for the year ended December 31, 2016 to SEK 4,039 million for the year ended December 31, 2017. The increase in cost of services sold was primarily due to Boxer being consolidated into Com Hem as of the beginning of the fourth quarter 2016 and due to volume driven growth in the Com Hem Segment, as well as organic growth within the Com Hem Segment resulting in increased variable costs such as transmission fees and content.

Cost of services sold increased by SEK 500 million, or 20.3 percent, from SEK 2,464 million for the year ended December 31, 2015 to SEK 2,964 million for the year ended December 31, 2016. The increase in cost of services sold was primarily due to the consolidation of Boxer TV-Access AB as of the beginning of the fourth quarter of the year ended December 31, 2016 and due to volume driven growth in the Com Hem Segment resulting in increased variable costs such as transmission fees and content.

Selling Expenses

Selling expenses increased by SEK 310 million, or 19.9 percent, from SEK 1,557 million for the year ended December 31, 2016 to SEK 1,867 million for the year ended December 31, 2017. The increase in selling expenses was primarily due to the consolidation of Boxer TV-Access AB as of the beginning of the fourth quarter of the year ended December 31, 2016 and due to increased sales volumes in the Com Hem Segment.

Selling expenses increased by SEK 41 million, or 2.7 percent, from SEK 1,516 million for the year ended December 31, 2015 to SEK 1,557 million for the year ended December 31, 2016. The increase in selling expenses was primarily due to the consolidation of Boxer TV-Access AB as of the beginning of the fourth quarter of the year ended December 31, 2016, as well as due to improved efficiency within customer care and fewer incoming calls as a consequence of improved stability in the network and services.

Administrative Expenses

Administrative expenses increased by SEK 25 million, or 8.2 percent, from SEK 305 million for the year ended December 31, 2016 to SEK 330 million for the year ended December 31, 2017. The increase in administrative expenses was due to the consolidation of Boxer TV-Access AB as of the beginning of the fourth quarter of the year ended December 31, 2016, partly offset by the reduction in headcount and other expenses related to the B2B OffNet operations.

Administrative expenses increased by SEK 10 million, or 3.3 percent, from SEK 295 million for the year ended December 31, 2015 to SEK 305 million for the year ended December 31, 2016. The increase in administrative expenses was due to the consolidation of Boxer TV-Access AB as of the beginning of the fourth quarter of the year ended December 31, 2016.

Other Operating Income

Other operating income decreased by SEK 8 million, or 19.8 percent, from SEK 42 million for the year ended December 31, 2016 to SEK 34 million for the year ended December 31, 2017. The decrease in other operating income was due to an insurance indemnity of SEK 19 million received in 2016, partly offset by an increase in exchange rate gains on payables for the year ended December 31, 2017.

Other operating income increased by SEK 23 million, or 126.5 percent, from SEK 19 million for the year ended December 31, 2015 to SEK 42 million for the year ended December 31, 2016. The increase in other operating income was primarily due to an insurance indemnity of SEK 19 million received in the year ended December 31, 2016.

Other Operating Expenses

Other operating expenses decreased by SEK 7 million, or 25.0 percent, from SEK 30 million for the year ended December 31, 2016 to SEK 22 million for the year ended December 31, 2017. The decrease in other operating expenses was primarily due to transaction costs associated with the acquisition of Boxer TV-Access AB in 2016.

Other operating expenses increased by SEK 10 million, or 52.1 percent, from SEK 19 million for the year ended December 31, 2015 to SEK 30 million for the year ended December 31, 2016. The increase in other operating expenses was due to transaction costs associated with the acquisition of Boxer TV-Access AB.

Operating Profit

Operating profit increased by SEK 61 million, or 7.1 percent, from SEK 851 million for the year ended December 31, 2016 to SEK 912 million for the year ended December 31, 2017. The increase in operating profit was primarily due to growth in total revenue.

Operating profit increased by SEK 127 million, or 17.6 percent, from SEK 724 million for the year ended December 31, 2015 to SEK 851 million for the year ended December 31, 2016. The increase in operating profit was primarily due to growth in total revenue.

Net Financial Income and Expense

Net financial income and expense decreased by SEK 31 million, or 6.9 percent, from SEK 440 million for the year ended December 31, 2016 to SEK 409 million for the year ended December 31, 2017. The decrease in net financial income and expenses was primarily due to redemption premiums paid in 2016 for calling the SEK 2,500,000,000 5.25 percent senior fixed rate notes, reduced blended interest rate on Com Hem’s debt portfolio, as well as lower market interest rates partially offset by an increase of financial expense due to remeasurement of cash settled incentive programs.

Net financial income and expense decreased by SEK 166 million, or 27.3 percent, from SEK 605 million for the year ended December 31, 2015 to SEK 440 million for the year ended December 31, 2016. The decrease in net financial income and expenses was primarily due to reduced blended interest rate on Com Hem’s debt portfolio following refinancing activities, such as calling the €186,587,700 10.75 percent senior fixed rate notes in November 2015, as well as lower market interest rates.

Income Taxes

Income taxes increased by SEK 38 million, or 39.9 percent, from SEK 94 million for the year ended December 31, 2016 to SEK 132 million for the year ended December 31, 2017. The increase in income taxes was primarily due to improved results after financial items. The effective tax rate was 22.9 percent for the year ended December 31, 2016 and 22.2 percent for the year ended December 31, 2017.

Income taxes increased by SEK 68 million, or 251.6 percent, from SEK 27 million for the year ended December 31, 2015 to SEK 94 million for the year ended December 31, 2016. The increase in income taxes was primarily due to improved results after financial items. The effective tax rate was 22.6 percent for the year ended December 31, 2015.

Net income for the Period

Net income for the period increased by SEK 53 million, or 16.9 percent, from SEK 317 million for the year ended December 31, 2016 to SEK 371 million for the year ended December 31, 2017. The increase in net result for the period was primarily due to improved operating profit.

Net income for the period increased by SEK 225 million, or 245.0 percent, from SEK 92 million for the year ended December 31, 2015 to SEK 317 million for the year ended December 31, 2016. The increase in net result for the period was primarily due to improved net financial income and expenses.

Liquidity and Capital Resources

Com Hem maintains cash and cash equivalents to fund the day-to-day requirements of the business. Com Hem holds cash primarily in SEK. As at June 30, 2018, Com Hem’s principal sources of liquidity consisted of cash generated from operations and borrowings. As at June 30, 2018, Com Hem had total interest-bearing liabilities of SEK 11,215 million and cash and cash equivalents of SEK 410 million.

Com Hem’s ability to generate cash from operations depends on its future operating performance, which is, in turn, dependent, to some extent, on general economic, financial, competitive, market, regulatory and other factors, many of which are beyond Com Hem’s control, as well as other factors discussed in “Risk Factors”. Com Hem’s working capital is typically structurally negative as subscribers are invoiced in advance. Accordingly, Com Hem expects its historically negative net working capital to be negative going forward as well.

Cash Flows

The most significant source of operating cash for Com Hem is revenue from its operations, which are located exclusively in Sweden. Operating cash was primarily used to pay for the content that Com Hem licensed and distributed as part of its TV services and the various elements of the network that it leased from network providers. The most significant use of cash used in investing activities was for the purchase of network equipment and software, as well as CPEs. The most significant use of cash used in financing activities was to pay dividend to shareholders, repurchases of shares in Com Hem and amortization of borrowings.

During the second quarter 2018, Com Hem offered to repurchase all then outstanding Executive Warrants, which was accepted by the holders, and the repurchase was settled. The Executive Warrants had been offered to Com Hem’s senior executives, key employees and members of the Board of Directors in 2014 at market terms as part of an incentive program that expired in May 2018.

Six Months Ended June 30, 2018 and 2017

The following table sets forth Com Hem’s cash flows for the periods presented.

	As of the six months ended June 30,
	2018	2017
	(in SEK million, except percentages and as otherwise indicated)
Operating activities
Income after financial items	213	224
Adjustment for items not included in cash flow	942	1,013
Income taxes paid	(57)	(31)
Change in working capital	(11)	(170)
Cash flow from operating activities	1,086	1,035

Investing activities
Acquisition of intangible assets	(263)	(258)
Acquisition of property, plant and equipment	(291)	(322)
Divestment of property, plant and equipment	0	3
Cash flow from investing activities	(553)	(578)

Financing activities
Repurchase of shares	(209)	(410)
Repurchase of warrants	(166)	(94)
Dividend	(530)	(366)
Borrowings	300	1,700
Amortization of borrowings	(103)	(1,458)
Payment of borrowing costs	(5)	(3)
Cash flow from financing activities	(713)	(631)
Net change in cash and cash equivalents	(180)	(174)
Cash and cash equivalents at beginning of period	590	470
Cash and cash equivalents at period-end	410	295

Cash Flow from Operating Activities

Cash flow from operating activities increased by SEK 51 million, or 4.9 percent, from SEK 1,035 million in the six months ended June 30, 2017 to SEK 1,086 million in the six months ended June 30, 2018. The increase in cash flow from operating activities was primarily due to a more favorable change in working capital in 2018 partly offset by the timing of interest payments and paid income taxes.

Cash Flow used in Investing Activities

Cash flow from investing activities decreased by SEK 25 million, or 4.3 percent, from SEK (578) million in the six months ended June 30, 2017 to SEK (553) million in the six months ended June 30, 2018. The decrease in cash flow from investing activities was primarily due to temporarily lower network related capital expenditures and lower investments in CPEs.

Cash Flow used in Financing Activities

Cash flow from financing activities increased by SEK 82 million, or 12.9 percent, from SEK (631) million in the six months ended June 30, 2017 to SEK (713) million in the six months ended June 30, 2018. The increase in cash flow from financing activities was primarily due to an increased cash dividend and repurchase of warrants, partly offset by lower share repurchases and additional net borrowings.

Years Ended December 2017, 2016 and 2015

The following table sets forth Com Hem’s cash flows for the periods presented.

	For the year ended December 31,
	2017	2016	2015
	(in SEK million, except percentages and as otherwise indicated)

Operating activities
Income after financial items	503	411	119
Adjustment for items not included in cash flow	2,101	1,757	1,551
Income taxes paid	(31)	-	-
Change in working capital	(15)	48	100
Cash flow from operating activities	2,557	2,216	1,770

Investing activities
Acquisition of subsidiaries	-	(1,375)	-
Acquisition of non-current intangible assets	(502)	(396)	(381)
Acquisition of property, plant and equipment	(636)	(497)	(594)
Sales of property, plant and equipment	5	2	-
Cash flow from investing activities	(1,134)	(2,266)	(976)

Financing activities
Share issue expenses	-	-	(22)
Repurchase of shares	(764)	(894)	(701)
Repurchase of warrants	(94)	-	(2)
Redemption of shares	-	-	(65)
Dividend	(725)	(289)	(207)
Borrowings	3,050	6,600	2,000
Amortization of borrowings	(2,767)	(5,578)	(1,749)
Payment of borrowing costs, including discounts	(4)	(63)	(21)
Cash flow from financing activities	(1,303)	(224)	(768)
Net change in cash and cash equivalents	120	(274)	27
Cash and cash equivalents at beginning of year	470	743	716
Cash and cash equivalents at period-end	590	470	743

Cash Flow from Operating Activities

Cash flow from operating activities increased by SEK 341 million, or 15.4 percent, from SEK 2,216 million for the year ended December 31, 2016 to SEK 2,557 million for the year ended December 31, 2017. The increase in cash flow from operating activities was primarily due to the addition of the Boxer Segment and an increase in profit in the Com Hem Segment.

Cash flow from operating activities increased by SEK 446 million, or 25.2 percent, from SEK 1,770 million for the year ended December 31, 2015 to SEK 2,216 million for the year ended December 31, 2016. The increase in cash flow from operating activities was primarily due to the addition of the Boxer Segment and an increase in profit in the Com Hem Segment.

Cash Flow used in Investing Activities

Cash flow from investing activities decreased by SEK 1,132 million, or 50.0 percent, from SEK (2,266) million for the year ended December 31, 2016 to SEK (1,134) million for the year ended December 31, 2017. The decrease in cash flow was primarily due to the acquisition of Boxer TV-Access AB during 2016, which had a net effect on Com Hem’s cash flow of SEK (1,375) million, partly offset against increased network related investments which increased by SEK 125 million in 2017 compared to 2016.

Cash flow from investing activities increased by SEK 1,290 million, or 132.2 percent, from SEK (976) million for the year ended December 31, 2015 to SEK (2,266) million for the year ended December 31, 2016. The increase in cash flow from investing activities was primarily due to the acquisition of Boxer TV-Access AB during 2016, partly offset against SEK 98 million lower investments in CPEs and capitalized sales commissions.

Cash Flow used in Financing Activities

Cash flow from financing activities increased by SEK (1,079) million, or 480.7 percent, from SEK (224) million for the year ended December 31, 2016 to SEK (1,303) million for the year ended December 31, 2017. The increase in cash flow from financing activities was primarily due to an increased cash dividend and lower net borrowings.

Cash flow from financing activities decreased by SEK 543 million, or 70.8 percent, from SEK (768) million for the year ended December 31, 2015 to SEK (224) million for the year ended December 31, 2016. The decrease in cash flow from financing activities was primarily due to higher net borrowings.

Capital Expenditures

Com Hem classifies its capital expenditures in the following categories:

•	Network related: Investments in network capacity, improvements and enhancing quality in the network, investments in broadband EuroDOCSIS and the installation of fiber-optic LANs;
•
CPE and capitalized sales commissions: Investments in STBs and modems as well as capitalization of sales commissions and retail subsidies, which are mainly linked to RGU growth and RGU retention (i.e., success-based);

•	Product and IT Development: Investments in business systems and support systems, investments in the television and fixed-line telephony platforms; and
•	Other capex: Investment in other corporate and other operational development projects, investment in measuring equipment and certain other investments.

Capital expenditures in fixed tangible and intangible assets have fluctuated on a quarterly basis during the periods under review. This fluctuation is due largely to the timing of Com Hem’s investment in technology, including network upgrades, cost of CPEs and sales costs, which can vary significantly on a quarter-to-quarter basis. A significant portion of Com Hem’s capital expenditures is made in connection with acquiring new customers or upgrading existing customers; however, Com Hem generally purchases its CPEs prior to acquiring customers in order to enable prompt delivery to customers. Com Hem finances its capital expenditures through operating cash flow and borrowings.

During 2018, Com Hem plans to upgrade the FiberCoax network to the next generation of cable network under the international DOCSIS 3.1 standard. The majority of the investments necessary to complete the upgrade was achieved in 2016 and 2017. As part of Com Hem’s roll out of DOCSIS 3.1, Com Hem is replacing its CMTS with a CCAP, which will require the installation of CCAP-compliant equipment and software. Com Hem is also considering an option to roll out symmetrical up to 1.2 Gbit/s speeds if it is able to identify sufficient subscriber demand.

In addition, Com Hem’s process of transitioning its access to capacity on the national backbone to the new provider Skanova AB, will require the replacement of certain network equipment.

Starting in 2019, Com Hem has planned to commence the upgrade of the FiberCoax network to the next generation of cable network, called Full Duplex DOCSIS. This upgrade is expected to significantly increase network capacity and vastly improve load sharing capabilities which is anticipated to provide Com Hem a strong basis to handle next generation demand for network capacity in a cost-efficient manner. The upgrade is expected to continue for several years and will be carried out selectively in areas based on customer demand for capacity.

The table below sets forth Com Hem’s capital expenditure for the periods indicated.

	As of the six months ended June 30,		As of the year ended December 31,
	2018	2017	2017	2016	2015
	(in SEK million, except percentages and as otherwise indicated)

Capital expenditure
Network related	(160)	(184)	(398)	(273)	(332)
CPEs and capitalized sales commissions	(240)	(251)	(454)	(388)	(486)
IT investments	(107)	(113)	(211)	(208)	(128)
Integration of Boxer	(32)	(18)	(58)	-	-
Other capex	(14)	(14)	(18)	(24)	(45)
Total capital expenditure	(553)	(581)	(1,138)	(893)	(991)

See “Business of Com Hem—Com Hem’s 2018 and Medium Term Financial Guidance” for information on Com Hem’s capital expenditure target for the financial year ending December 31, 2018.

Borrowings

As of June 30, 2018, the nominal amount of Com Hem’s total bank facilities, commercial paper and outstanding bond loans, amounted to SEK 12,175 million. Com Hem has, through its wholly owned subsidiary Com Hem Sweden AB (publ), issued commercial paper of SEK 1,100 million, which is short term funding fully backed up by undrawn amounts under the revolving credit facility. The average blended interest rate on the credit facilities was 2.4 percent for the six months ended June 30, 2018. All of Com Hem’s borrowings are in SEK in millions.

The following table sets forth Com Hem’s borrowings as of June 30, 2018, except as otherwise indicated.

	Maturity Date	Interest base/coupon	Total credit	Utilized amount	Unutilized amount
Bank facilities and commercial paper
Facility A	December 31, 2020(1)	Floating	3,500	3,500	-
Revolving credit facility	December 31, 2020(1)	Floating	2,000	-	2,000
Commercial papers	short-term	Fixed	N/A	1,100	(1,100)
Incremental facilities	December 31, 2020(1)	Floating	2,675	2,675	-
Bond loans
SEK 1,750 million 2016/2021 Notes	June 23, 2021	Fixed | 3.625 percent	1,750	1,750	-
SEK 2,250 million 2016/2022 Notes	February 25, 2022	Fixed | 3.50 percent	2,250	2,250	-
Total			12,175	11,275	900
(1)	In April 2018, the maturity date was extended to December 31, 2020.

The bank facilities with credit institutions are conditional on Com Hem continually satisfying a predetermined financial covenant, which is consolidated net debt in relation to consolidated underlying EBITDA for the last twelve-month period. In addition, there are provisions and limitations on the bank facilities with credit institutions and the bond loans regarding further debt gearing, guarantee commitments and pledging, material changes to operating activities, as well as acquisitions and divestments. The bank facilities, commercial paper and outstanding bonds contain change of control clauses.

Net Debt

As of June 30, 2018, Com Hem’s net debt amounted to SEK 10,865 million. Com Hem’s net debt divided by underlying EBITDA for the last twelve months was a multiple of 3.6x (3.6x at December 31, 2017), which is in line with the leverage target of 3.5-4.0x for the period. The following table sets forth Com Hem’s calculation of net debt for the periods indicated.

	As of six months ended June 30,		As of the year ended December 31,
	2018	2017	2017	2016	2015
	(in SEK million)

Net debt(1)
Non-current interest-bearing liabilities	10,115	10,940	10,104	10,180	9,151
Add back of capitalized borrowing costs	60	85	71	98	95
Non-current interest-bearing liabilities, nominal value	10,175	11,025	10,175	10,278	9,246
Current interest-bearing liabilities	1,100	12	903	517	528
Cash and cash equivalents	(410)	(295)	(590)	(470)	(743)
Net debt	10,865	10,742	10,488	10,326	9,030

(1) Net debt represents interest-bearing liabilities, excluding borrowing costs, less cash and cash equivalents.

Contractual Obligations

The following table sets forth the financial payments that Com Hem will be obligated to make as of June 30, 2018.

	As of June 30, 2018
	Nominal Amount	Within 0-1 year	Within 1-2 years	Within 2-3 years	Within 3-4 years	Within 4-5 years	Beyond 5 years
	(SEK in millions)
Liabilities to credit institutions and commercial papers	7,275	1,100	-	6,175	-	-	-
Bond loans	4,000	-	-	1,750	2,250	-	-
Total interest-bearing liabilities	11,275	1,100	-	7,925	2,250	-	-
Interest payments		276	299	238	79	-	-
Net total	11,275	1,376	299	8,163	2,329	-	-

In April 2018, Com Hem had the maturity dates of its bank facilities extended from June 26, 2019 to December 31, 2020. Current liabilities (short-term interest-bearing liabilities, trade payables, other current liabilities and accrued expenses) are mostly due within 1 year of the reporting date.

Other Financial Obligations: Pension Obligations

For a description of certain pension plans and obligations, see “Business of Com Hem—Employees and Pension Obligations.”

Research and Development

Com Hem does not conduct any research and development and does not own any patents. Investments in new technology that enable the network to transfer data at higher speeds or increase bandwidth capacity as well as applications used by subscribers such as the newly developed “TV hub” application are sourced from external suppliers.

Off-Balance Sheet Arrangements

Com Hem is not party to any off balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on Com Hem’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may result from the potential change in exchange rates, interest levels, refinancing and credit risks. For additional information, see Note 25 to Com Hem’s audited consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this document.

Liquidity Exposure

Com Hem’s liquidity exposure relates to Com Hem’s ability to meet its obligations to pay its employees and creditors and to service its debts. Com Hem’s finance policy stipulates the availability of cash and cash equivalents to ensure funding of Com Hem’s operating activities. Com Hem prepares monthly liquidity forecasts, subject to regular review, which are part of Com Hem’s budgeting process. Com Hem utilizes advance billing, with the vast majority of consumer account receivables being paid in the same months as invoiced, which has a positive effect on Com Hem’s liquidity. Consumers are usually billed monthly in advance and property owners usually quarterly in advance.

Com Hem cash reserve comprises cash and cash equivalents and unused credit facilities. Management believes that Com Hem has sufficient cash resources to allow it to continue to operate adequately in case of unforeseen fluctuations in cash.

Interest Rate Exposure

Com Hem’s interest rate exposure is mainly affected by Com Hem’s overall financing. Interest fixing periods are a significant factor influencing interest risk. Longer interest fixing periods primarily affect price risk, while shorter interest fixing periods affect cash flow risk.

Com Hem’s finance policy stipulates that a portion of Com Hem’s long-term funding should carry fixed interest terms. Com Hem may use derivative instruments such as swap contracts to manage interest risks. Any such contracts are measured at fair value in the balance sheet, with value changes recognized in the income statement.

The table below provides information about Com Hem’s long-term fixed and floating rate debt (excluding capital leases) as of June 30, 2018 based on the outstanding principal amounts as of that date.

	Nominal Value	Net Exposure	Proportion (percent)
Liabilities	(SEK in millions)
2018	7,275	7,275	64
2019	-	-	-
2020	-	-	-
2021	1,750	1,750	16
2022	2,250	2,250	20
Total	11,275	11,275	100.0

Com Hem’s interest expenses would increase by some SEK 73 million annualized given a 1 percent increase in interest rates and the same hedging conditions that existed as of June 30, 2018.

Currency Exposure

Currency exposure is the risk that Com Hem’s income statement and balance sheet are negatively affected by fluctuations in exchange rates.

Credit Exposure

Com Hem’s exposure to credit risk is limited because Com Hem uses advance billing for consumer, B2B and landlord services. Com Hem performs credit worthiness checks when entering into contracts with new subscribers and makes an internal credit assessment when Com Hem upsells to an existing subscriber to assess the potential credit risk. Com Hem also applies a fast debt recovery process, where Com Hem terminates a subscriber’s service if payment is not made.

Due to the size of Com Hem’s subscriber base, there is no specific concentration of risks on a small number of large subscribers. General provisions for potential bad debt are made regularly, and credit losses are small in relation to Com Hem’s operations. Com Hem’s total credit losses were 0.4 percent and 0.4 percent of total revenue as at June 30, 2018 and June 30, 2017, respectively and 0.4 percent and 0.3 percent of total revenue as at December 31, 2017 and December 31, 2016, respectively.

Changes in and Disagreements with Accountants and Financial Disclosure

None

Critical Accounting Estimates

Certain of Com Hem’s accounting policies require it to make difficult, subjective and/or complex judgments. See “Note 1” to Com Hem’s audited consolidated financial statements as of and for the year ended December 31, 2017 included elsewhere in this document.

Com Hem considers the following policies to be the most critical in understanding the estimates, assumptions and judgments that are involved in preparing Com Hem’s consolidated financial statements, and the uncertainties that could affect its results of operations, financial condition and cash flows:

Property, plant and equipment

Valuation and impairment of property, plant and equipment

If the recoverable amount falls below the carrying value, an impairment loss is recognized. At each balance sheet date, a number of factors are analyzed in order to assess whether there is any indication of impairment. If such indication exists, an impairment test is prepared based on management’s estimate of future cash flows including the applied discount rate.

Useful lives of property, plant and equipment

When determining the useful life of Com Hem’s property, plant and equipment, historical experience and assumptions about future technical developments are taken into account. Depreciation rates are based on the acquisition value of the non-current assets and the estimated utilization period, less the estimates residual value at the end of the utilization period. If technology develops faster than expected or competition, regulatory or market conditions develop differently than expected, Com Hem’s evaluation of utilization periods and residual values will be influenced.

Intangible assets

Valuation of Acquired Intangible Assets

When acquiring businesses, intangible assets are measured at fair value. If there is an active market for the acquired assets, the fair value is measured based on the prices on this market. Since there are often no active markets for these assets, valuation models have been developed to estimate the fair value. Examples of valuation models are discounted cash flow models and estimates of Com Hem’s historical cost of acquiring equivalent assets.

Valuation and impairment of Goodwill

When estimating the recoverable amount of cash generating units for goodwill impairment purposes Com Hem makes assumptions regarding future events and key parameters, such as weighted average cost of capital, forecast period and the growth rate of each of Com Hem’s markets. These kinds of assessments include some uncertainty. Should the actual outcome for a specific period differ from the expected outcome, the expected future cash flows may need to be reconsidered, which could lead to a write-down.

Useful lives of Intangible Assets

When determining the useful life of groups of assets, historical experience and assumptions about future technical developments are taken into account. Amortization rates are based on the acquisition value of the intangible assets and the estimated utilization period, less the estimates residual value at the end of the utilization period. If technology develops faster than expected or competition, regulatory or market conditions develop differently than expected, Com Hem’s evaluation of utilization periods and residual values will be influenced.

Deferred tax assets

Valuation of Deferred Income Tax Receivables

Recognition of deferred income tax takes into consideration temporary differences and unutilized loss carry-forwards. Deferred tax assets are reported for deducible temporary differences and loss carry-forwards only to the extent that it is considered probable that they can be utilized to offset future taxable profits. Management updates its assessments at regular intervals. The valuation of deferred tax assets is based on expectations of future results and market conditions, which are naturally subjective. The actual outcome may differ from the assessments, partly as a result of future changes in business circumstances, which were not known at the time of the assessments, changes in tax laws or interpretations or the results of the taxation authorities’ or courts’ final examination of submitted tax returns.

SHARE OWNERSHIP

Share Ownership of Tele2

To the knowledge of Tele2’s management: (i) Tele2 is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (ii) there are no arrangements the operation of which may at a subsequent date result in a change in control of Tele2. Kinnevik owns, directly or indirectly, or exercises control or direction over 30.3 percent of shares representing 47.9 percent of the voting power of outstanding Tele2 shares. Kinnevik has the ability to substantially influence certain actions requiring shareholder approval, including approving a business combination or consolidation, liquidation or sale of assets, electing members of the Board of Directors and adopting amendments to the articles of association.

As at June 30, 2018, the issued share capital of Tele2 consisted of 506,900,012 shares, of which 3,695,420 shares were held in treasury. All Tele2 shares are held in uncertificated form.

Based upon Tele2’s review of publicly available information, Kinnevik is the only shareholder known to Tele2’s management that beneficially owns more than 5 percent of Tele2’s B shares. To the knowledge of management, Kinnevik does not hold voting rights which are different from those held by Tele2’s other shareholders and there are no shareholdings that carry special rights relating to control of Tele2.

Share Ownership of Com Hem

To the knowledge of Com Hem’s management: (i) Com Hem is not directly or indirectly owned or controlled (a) by another corporation or (b) by any foreign government; and (ii) there are no arrangements the operation of which may at a subsequent date result in a change in control of Com Hem.

As at June 30, 2018, the registered share capital of Com Hem was SEK 206,601,513.01 and was divided into 177,470,814 Com Hem shares, of which 642,604 were held in treasury. Com Hem repurchased shares in the amount of SEK 776 million, SEK 888 million and SEK 770 million in the years ended December 31, 2015, 2016 and 2017, respectively. During the period from January 1, 2018 to March 14, 2018, Com Hem repurchased shares in the amount of SEK 199 million. No additional shares have been repurchased during 2018. The share buyback was authorized by general meetings of shareholders held in each respective year.

Based upon Com Hem’s review of publicly available information as at June 30, 2018, the following entities are known to Com Hem’s management to be beneficial owners of more than 5 percent of Com Hem shares (excluding treasury shares) as indicated:

Name of Beneficial Owner	Beneficial Owner of Com Hem Shares(1)
	Number of Com Hem Shares	Percentage of Com Hem Shares
Kinnevik	33,911,671	19.2 percent
MFS Investment Management	21,810,378	12.3 percent
Capital Group	14,281,000	8.1 percent
Norges Bank	11,642,956	6.6 percent

(1)
Pursuant to the regulations promulgated by the SEC, Com Hem shares are deemed to be “beneficially owned” by a person if such person directly or indirectly has or shares the power to vote or dispose of Com Hem shares, whether or not such person has any pecuniary interest in such Com Hem shares, or the right to acquire the power to vote or dispose of Com Hem shares within 60 days of December 31, 2017, including any right to acquire through the exercise of any option, warrant or right. All amounts listed represent sole voting and dispositive power unless otherwise indicated.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by Com Hem’s other shareholders and there are no shareholdings that carry special rights relating to control of Com Hem.

MANAGEMENT

Directors and Management of Tele2

Directors of Tele2

Tele2’s Board of Directors consists of six ordinary members, including the Chairman of the Board, with no deputy Board members, all of whom are elected for the period up until the end of the annual general meeting of shareholders in 2018. The following table shows the members of the Board of Directors immediately prior to this offering, when they were first elected and whether they are considered to be independent of Tele2 and management as well as in relation to Tele2’s major shareholders.

Name	Position	Elected	Independent
Georgi Ganev	Chairman	2018	No(1)
Carla Smits-Nusteling	Member	2013	Yes
Eamonn O’Hare	Member	2015	Yes
Sofia Arhall Bergendorff	Member	2016	Yes
Cynthia Gordon	Member	2016	No(1)
Anders Björkman	Member	2017	Yes
______________________
(1)          Not independent in relation to Tele2’s major shareholders.

Set out below are brief biographical descriptions of members of Tele2’s Board of Directors, including their current principal occupation or employment and material occupations, positions, offices or employment during the past five years. The current business address for all of our senior executives and directors is Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden.

Georgi Ganev, 42, has been a member of the Board of Directors since 2016 and is currently the Chief Executive Officer of Kinnevik AB (publ), Tele2’s largest shareholder. Mr. Ganev is currently also Chairman of the Board of Kinnevik New Ventures AB, Emesco Aktiebolag, Invik & Co AB, Millcellvik AB, Kinnevik Online AB, Kinnevik Consumer Finance Holding AB, Kinnevik Online Holding AB, Kinnevik Media Holding AB, Kinnevik Internet 2 AB, Kinnevik Internet 1 AB, Kinnevik Consumer Finance 1 AB, Kinnevik East AB, Kinnevik Sweden Holding AB,  Kinnevik Lagerbolag AB and Metro International IP Holding Sweden AB. Previously, Mr. Ganev was the Chief Executive Officer of the Dustin Group AB (publ) and Bredbandsbolaget, the Chief Executive Officer and the Chairman of the Board of Dustin Sverige AB, Dustin Print Solution AB, JML-System AB, Saldab IT AB, IT-Hantverkarna Sverige AB, IT-Hantverkarna Norrköping AB, IT-Hantverkarna Linköping AB, IT-Hantverkarna Stockholm Syd AB, IT-Hantverkarna Uppsala AB, IT-Hantverkarna Sundsvall AB, IT-Hantverkarna Stockholm AB, IT-Hantverkarna Göteborg AB, IT-Hantverkarna Västerbotten AB, IT-Hantverkarna Nyköping AB, IT-Hantverkarna Karlstad AB, IT-Hantverkarna Örestad AB, IT-Hantverkarna Örebro AB, IT - Hantverkarna Västervik AB, Tidlog AB, Communication and Security i Mälardalen AB and Seciveres FD AB, and a member of the Board of Directors of Dustin Aktiebolag and IDENET AB. Mr. Ganev was previously also the Chief Marketing Officer of Telenor Sweden. Mr. Ganev holds a M.Sc. in Engineering from Uppsala University. Mr. Ganev is considered an independent director in relation to Tele2 and its management but not independent in relation to Tele2’s major shareholders by virtue of his employment at Kinnevik.

Carla Smits-Nusteling, 51, has been a member of the Board of Directors since 2013 and is currently a member of the Board of Directors of Nokia Oyj, a non-executive director at ASML, a member of the Management Board of the Foundation Unilever NV Trust Office and also a lay judge of the Enterprise Court of the Amsterdam Court of Appeal. Ms. Smits-Nusteling was previously the Chief Financial Officer of Koninklijke KPN N.V. She holds a M.Sc. in Business Economics from Erasmus University, Rotterdam and an Executive Master of Finance & Control from Vrije Universiteit Amsterdam. Ms. Smits-Nusteling is considered an independent director to Tele2, management and Tele2’s major shareholders.

Eamonn O’Hare, 54, has been a member of the Board of Directors since 2015 and is currently the Founder, Chairman and Chief Executive Officer of Zegona Communications as well as a non-executive director of Dialog Semiconductor. Mr. O’Hare previously served as the Chief Financial Officer and a member of the Board of Directors of Virgin Media Inc. He holds a B.Sc. in Aeronautical Engineering from Queen’s University, Belfast and an MBA from London Business School. Mr. O’Hare is considered an independent director to Tele2, management and Tele2’s major shareholders.

Sofia Arhall Bergendorff, 48, has been a member of the Board of Directors since 2016 and is currently the Director of Global Operations and Partnerships at Google in New York. Ms. Bergendorff previously was the Head of Americas Stategy and Operations Partnerships at Google in New York. She holds a BA in Journalism from the University of Oregon, USA and an MBA from INSEAD, France. Ms. Bergendorff is considered an independent director to Tele2, management and Tele2’s major shareholders.

Cynthia Gordon, 55, has been a member of the Board of Directors since 2016 and is currently the Chairman of the Board of Global Fashion Group and a member of the Board of Directors of Bima Milvik, Bayport, Josen Partners, Namshi and Partan Limited. Previously, Ms. Gordon was the Executive Vice President and Chief Executive Officer of the Africa Division at Millicom International Cellular, a member of the Board of Directors of Kinnevik AB (publ), Ooredoo Tunisie, Bima Mobile, Zalova, Dafitiv, La Moda and ICONIC and, Director and Owner of Horace Partners. Additionally, she served as CCO Group of Ooredoo, as the Vice President of Partnerships & Emerging Markets of Orange and as the commissioner at Indosat. She holds a BA in Business Studies from Brighton University. Ms. Gordon is considered an independent director in relation to Tele2 and management but not independent in relation to Tele2’s major shareholders by virtue of her position with Kinnevik.

Anders Björkman, 59, has been a member of the Board of Directors since 2017 and is currently the Chairman of the Board of Maintrac AB, Maintrac Holding AB, Parktrade Europe AB and LevUpp AB, a member of the Board of Directors of Allgon AB and Maven Wireless AB, and the Non-Executive member of the Board of Digital Trading Technologies Limited T/A Consumer Data Protection. Mr. Björkman previously served as the Chief Executive Officer of BT OnePhone Ltd, OnePhone Holding AB and Argnor Wireless Ventures B.V., the Chief Executive Officer and a member of the Board of Directors of Argnor Wireless Ventures Advisors AB and OnePhone Services AB, and a member of the Board of Directors of OnePhone UK SP AB. He holds a M.Sc. in electrical engineering from Chalmers University of Technology. Mr. Björkman is considered an independent director to Tele2 management and Tele2’s major shareholders.

During the past five years, directors of Tele2 have not been (i) convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Tele2 from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

None of the current Tele2 directors was selected to be a director of Tele2 pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with Tele2. There are no family relationships between any of the current Tele2 directors or senior management. There are no actual or potential conflicts of interests between any duties of Tele2’s directors and their private interests and other duties.

Tasks of the Board of Directors

The Board of Directors manages our affairs on behalf of our shareholders. The Board of Directors acts in accordance with the Swedish Companies Act, Tele2’s Articles of Association, internal regulations and directions given by the general meeting. In addition, the Board of Directors shall ensure that Tele2 complies with the Swedish Corporate Governance Code, Nasdaq Stockholm’s Rule Book for Issuers as well as other applicable laws and regulations. The principal tasks of the Board of Directors include the following:

•	establishing Tele2’s overall operational goals and strategy;
•	appointing, evaluating and, if necessary, dismissing the chief executive officer;
•	evaluating Tele2’s management and deciding if any significant changes in Tele2’s organization and business need to be made;
•	analyzing Tele2’s financial situation;
•	ensuring that there is an effective system for follow-up and control of Tele2’s operations;
•	ensuring that Tele2’s internal control of the financial development is satisfactory and that information concerning the financial development is correctly communicated in our financial reports;
•
ensuring that there is a satisfactory process for monitoring our compliance with laws and other regulations relevant to our operations, including applicable accounting standards and other requirements for listed companies;

•	defining necessary guidelines to govern Tele2’s ethical conduct; and
•	ensuring that our external communications are transparent and that they are accurate, reliable and relevant.

Committees of the Board of Directors and Corporate Governance

The committees of Tele2’s Board of Directors consist of an Audit Committee and a Remuneration Committee. A separate Nomination Committee consists of members appointed by the largest shareholders of Tele2 in terms of voting interests, who prepare and present proposals to the Chairman of the Board of Directors of Tele2 (currently Mr. Ganev). Each of these committees has the responsibilities described below. Tele2’s Board of Directors may also establish other committees from time to time to assist in the discharge of its responsibilities.

Audit Committee

The members of the Audit Committee are Mr. Ganev, Ms. Gordon, and Ms. Smits-Nusteling, who serves as chair of the Audit Committee. The Audit Committee has the primary task of assisting the Board of Directors in its supervision and review of the internal and external audit processes, and reviewing and ensuring the quality of Tele2’s external financial reporting. Furthermore, the Audit Committee supervises the internal control functions of Tele2. When performing its work, the Audit Committee is guided by a written charter and instructions that the Board of Directors has determined. The Board of Directors of Tele2 has delegated the following decision making powers to the Audit Committee: (a) the right to establish procedures for accounting, internal control and auditing and (b) the right to determine the procedure for receiving and managing complaints received by Tele2 with regard to accounting, internal control or audit issues. The results of the Audit Committee’s work in the form of observations, recommendations and proposed decisions and measures are reported regularly to the Board of Directors.

Remuneration Committee

The members of the Remuneration Rommittee are Mr. Ganev and Mr. Björkman. Each of the members, except for Mr. Ganev, qualifies as an independent director. Mr. Ganev serves as chair of the Remuneration Committee. The remuneration committee reviews, among other things, the performance of Tele2’s executive management and sets the scale and structure of their remuneration and the basis of their employment agreements with due regard to the interests of the shareholders, and presents recommendations to the Board of Directors regarding remuneration and terms of employment for executive management. These recommendations and guidelines regarding remuneration for executive management are also submitted to the President and Chief Executive Officer of Tele2. The recommendations, including recommendations for long-term incentive programs, are submitted by the Board of Directors of Tele2 to the shareholders at the annual general meeting for adoption. Following their adoption at the annual general meeting, the President and Chief Executive Officer applies these remuneration guidelines.

The Nomination Committee (not a committee of the board of directors)

The Nomination Committee is formed in consultation with the largest shareholders of Tele2 as of the last business day the month the annual general meeting was held. The Nomination Committee shall consist of at least three members appointed by the largest shareholders of Tele2 who have wished to appoint a member. The largest shareholder shall convene the Nomination Committee, and the members of the Nomination Committee will appoint the chairman at their first meeting. The Chairman of the Board of Directors of Tele2 shall be invited to the Nomination Committee’s meetings as deemed appropriate by the nomination committee.

The Nomination Committee is appointed for a term of office commencing at the time of its formation and ending when a new Nomination Committee is formed. If a member resigns during the Nomination Committee term, the Nomination Committee may choose to appoint a new member. The shareholder that appointed the resigning member shall in such case be asked to appoint a new member, provided that the shareholder still is one of the largest shareholders in Tele2. If that shareholder declines participation on the Nomination Committee, the Nomination Committee may choose to ask the next largest qualified shareholder to participate. In the event of changes to the ownership structure of Tele2, the Nomination Committee may choose to amend its composition in order to ensure that the Nomination Committee appropriately reflects the ownership of Tele2. However, unless there are special circumstances, the composition of the Nomination Committee may remain unchanged following changes in the ownership structure of Tele2 that are either minor or occur less than three months’ prior to the annual general meeting.

The Nomination Committee shall have the right to upon request receive personnel resources such as secretarial services from Tele2, and to charge Tele2 with costs for recruitment consultants and related travel if deemed necessary.

The Nomination Committee currently consists of three members. The first member, currently Ms. Cristina Stenbeck, represents the largest shareholder, Kinnevik. The second member, currently Mr. John Hernander, represents the second largest shareholder Nordea Funds. The third member is Martin Wallin, represents Lannebo Funds. These three shareholder representatives have been appointed by shareholders that jointly represent approximately 52 percent of the total votes of Tele2. The primary task of the Nomination Committee is to present candidates for the Board of Directors of Tele2 and the Chairman of the Board of Directors of Tele2, currently Mr. Ganev, and to decide their compensation. The Nomination Committee also presents proposals to the annual general meeting of possible remuneration for committee work and remuneration of external auditor. Proposals of the Nomination Committee are made public no later than when notice of the annual general meeting is sent. The Nomination Committee’s mandate extends to when the next nomination has been made public. The nomination committee meets at least once a year.

Senior Management of Tele2

None of the current members of Tele2’s senior management was selected to be a member of senior management pursuant to any arrangement or understanding with any major customer, supplier or other person having a business connection with Tele2.

Allison Kirkby, 50, is currently the President and Group Chief Executive Officer of Tele2.  She was appointed the Group CFO of Tele2 in 2014, and was promoted to President and Group Chief Executive in 2015.  She is currently a member of the Board of Directors of Reach for Change Foundation, SecureValue EEIG and Khan Tengri Holding B.V., and holds various directorships in companies within the Tele2 group. Additionally, Ms. Kirkby is serving as a Non-Executive Director and Chairman of the Audit Committee of Greggs PLC. Previously, she was the Chief Financial Officer of Shine Group Ltd and several subsidiaries of the company, the Chairman of the audit committee and trustee of In Kind Direct, the Supervisory Director of Mobile Telecom Service LLP and held various directorships in companies within the Tele2 group. Ms. Kirkby is a Fellow of the Chartered Institute of Management Accountants (FCMA) and a Chartered Global Management Accountant (CGMA).

Lars Nordmark, 51, is currently the Executive Vice President, Group Chief Financial Officer of Tele2, which he joined in 2016. Mr. Nordmark is also currently the Supervisory Director of Mobile Telecom Service LLP and holds various directorships in companies within the Tele2 group. Previously, he was the Deputy Chief Executive Officer and a member of the Board of Directors of Securitas Direct Aktiebolag, Verisure Midholding AB and Verisure Holding AB, and a member of the Board of Directors of Verisure Innovation AB and held various directorships in companies within the Tele2 group. Mr. Nordmark holds an MBA and BBA from University of Iowa, USA.

Samuel Skott, 40, is currently the Executive Vice President, Chief Executive Officer of Tele2 Sweden. He joined Tele2 in 2005. Mr. Skott also currently is a Deputy Member of the Board of Directors of SNPAC AB, a Supervisory Director of Mobile Telecom Service LLP and holds various directorships in companies within the Tele2 group. Mr. Skott was previously a member of the Board of Directors of a director of 4T Sverige AB and held various directorships in companies within the Tele2 group. He holds a M.Sc. in Industrial Engineering & Economics from Institute of Technology Linköping University.

Stefan Backman, 43, is currently the Executive Vice President, Group General Counsel of Tele2, which he joined in 2007. Mr. Backman also currently is a Deputy Member of the Board of Directors of SNPAC AB, a Supervisory Director of Mobile Telecom Service LLP and holds various directorships in companies within the Tele2 group. Mr. Backman was previously the Chairman of the Board of MTG Radio Megahertz AB, Everyday Webguide AB, Interloop Telecom Sverige AB, Datametrix AB, a member of the Board of Directors of Tele2Butikerna AB, Datametrix Integration AB, Svenska UTMS-nät AB, Svenska UMTS-licens AB, Svenska UMTS-licens II AB and N4M Service AB, and a deputy member of the Board of Directors of Telenor Broadband AB. Additionally, he previously held various directorships in companies within the Tele2 group. Mr. Backman holds a Masters in Law from Uppsala University.

Fredrik Stenberg, 43, is currently the Executive Vice President, Director of Shared Operations of Tele2, which he joined in 2004. Mr. Stenberg is also currently a member of the Board of Driectors of Full Foiling AB, Die Grosse Freiheit Holding AB, Tubman AB, Tubman Holding AB and Elinor Stenberg Holding AB as well as Supervisory Director of Tele2 Latvia Shared Service Center. He holds a Masters of Science in Vehicle Engineering from KTH - Royal Institute of Technology and a Bachelor in Economics from Stockholm School of Economics.

Richard Peers, 45, is currently the Executive Vice President, Chief People and Change Officer of Tele2, which he joined in 2016. Mr. Peers previously served as a Director of General Electric and Vodafone Group Plc. He holds a degree in Economics, Maths Law BLE (Hons) from Aberdeen University, is a Fellow of the Institute of Chartered Accountants in England and Wales and the Chartered Institute of Personnel and Development.

Guillaume Van Gaver, 47, is currently the Executive Vice President, International of Tele2, which he joined in 2016. He is also currently the Chairman of the Board of CWS France, KTBV and MTS, a member of the Board of Directors of 3D Sound Labs, and holds various directorships in companies within the Tele2 group. Mr. Van Gaver also previously served as the Chief Executive Officer of the European Division of Dixons Carphone. Mr. Van Gaver holds a Bachelor’s degree from Institut Superieur de Commerce de Paris and graduated from the International Executive Program from INSEAD.

Jonathan (Jon) James, 48, is currently the Executive Vice President, Chief Executive Officer of Tele2 Netherlands. He joined Tele2 in 2017. He is also a member of the Board of Directors of Euskaltel. Mr. James previously served as the Chief Operating Officer of Com Hem Holding AB (publ) and the Director of TV & BB of Virgin Media. Mr. James holds a BA (Hons) in Economics/History from Cambridge University.

Stina Andersson, 35, is currently the Executive Vice President, Strategy and Business Development of Tele2, which she joined in 2016. She is also a member of the Board of Directors of Fram Skandinavien AB (publ) and Axfood Aktiebolag. Ms. Andersson previously served as a member of the Board of Directors of Tidnings Aktiebolaget Metro, Metro Nordic Sweden Aktiebolag, Relevant Traffic Europe AB, Rolnyvik Sp. zoo, Plonvik Sp. zoo, E-motion Advertising Ltd., Dealday Ltd and Merx Technica Ltd., and was a management team member of Kinnevik AB (publ). Ms. Andersson holds a M. Sc. in Finance from Stockholm School of Economics and CEMS Master in International Management from HEC Paris and Stockholm School of Economics.

Viktor Wallström, 32, is currently the Executive Vice President, Group Communications of Tele2, which he joined in 2013. Mr. Wallström is also currently serving as member of the Board of Directors of WONSA AB and deputy member of the Board of Directors of Lydia Consulting AB. He holds a Master’s Degree in Political Science and Peace & Conflict Research from Uppsala University.

Directors and Management of Enlarged Tele2

At Completion of the Merger, Mr. Nilsson, the current Chief Executive Officer of Com Hem, will become the Chief Executive Officer of Enlarged Tele2 and will assume leadership of Enlarged Tele2 management team to integrate the two companies and to deliver on the strategic objectives. It is expected that upon Completion of the Merger, Mr. Barron, the current Chairman of the Board of Directors of Com Hem, along with at least one additional director of Com Hem, will join the Board of Directors of Enlarged Tele2, which will be chaired by the current Chairman of the Board of Directors of Tele2, Mr. Ganev.

REMUNERATION OF TELE2’S DIRECTORS AND EXECUTIVE MANAGEMENT

Remuneration of the Board of Directors of Tele2 and Committee Members

The following table presents the remuneration of the Board of Directors of Tele2 for the periods between (i) the annual general meeting of Tele2 in May 2016 and the the annual general meeting of Tele2 in May 2017 and (ii) the annual general meeting of Tele2 in May 2017 and the the annual general meeting of Tele2 in May 2018:

	Fees to the board		Fees to the board committees		Total fees
SEK	2017	2016	2017	2016	2017	2016
Mike Parton	1,575,000	1,430,000	155,00	145,000	1,730,000	1,575,000
Sofia Arhall Bergendorff	575,000	550,000	—	—	575,000	550,000
Anders Björkman	575,000	—	45,000	—	620,000	—
Georgi Ganev	575,000	550,000	90,000	145,000	665,000	695,000
Cynthia Gordon	575,000	550,000	110,000	—	584,000	550,000
Lorenzo Grabau	—	550,000	—	79,000	—	629,000
Irinia Hemmers	575,000	550,000	110,000	105,000	685,000	655,000
Eamonn O’Hare	575,000	550,000	—	—	575,000	550,000
Carla Smits-Nusteling	575,000	550,000	220,000	210,000	795,000	760,000
Total fee to board members	5,600,000	5,280,000	730,000	684,000	6,330,000	5,964,000

At the annual general meeting of Tele2 in May 2018, Mr. Parton and Ms. Hemmers did not seek re-election as members of the Board of Directors of Tele2, and Mr. Ganev was elected the new Chairman of the Board of Directors of Tele2.  The shareholders of Tele2 approved the proposed remuneration to the Board of Directors of Tele2 for 2018 in the total amount of SEK 5,070,000 (2017: 6,330,000). The decrease from 2017 is due to the reduction of members of the Board of Directors of Tele2 from eight to six. For the audit committee, the remuneration levels are unchanged from 2017.

The shareholders approved the proposed remuneration for ordinary work of the Board of Directors of Tele2 for the period from the annual general meeting of Tele2 in May 2018 until the end of the next annual general meeting of Tele2 in May 2019 in the total amount of SEK 4,450,000 (2017: 5,600,000), which shall be allocated in accordance with the following:

•	SEK 1,575,000 to the Chairman of the Board of Directors of Tele2, and

•	SEK 575,000 to each of the other five members of the Board of Directors of Tele2.

The shareholders approved the proposed remuneration for work by the committees of the Board of Directors of Tele2 for the period from the annual general meeting of Tele2 in May 2018 until the end of the next annual general meeting of Tele2 in May 2019 in the total amount of SEK 620,000 (2017: 730,000), which shall be allocated in accordance with the following:

•	SEK 220,000 to the Chairman of the Audit Committee and SEK 110,000 to each of the other two members, and

•	SEK 90,000 to the Chairman of the Remuneration Committee and SEK 45,000 to each of the other three members.

The members of the Board of Directors are not entitled to any benefits following termination of their assignments as directors of the Board.

Remuneration of Tele2 Executive Management

The following table presents the remuneration of Ms. Kirkby, the Chief Executive Officer and President of Tele2, as well as other senior executives (which is comprised of 9 individuals for the year ended December 31, 2017 and 8 individuals for the year ended December 31, 2016) as at the years ended December 31, 2017 and December 31, 2016:

	CEO and President, Allison Kirkby		Other senior executives
SEK (million)	2017	2016	2017		2016
Basic salary	7.8	7.7	26.0		25.1
Variable remuneration	6.4	6.2	17.9		15.8
Share-based payment costs	2.5	0.4	5.8		-3.0	(1)
Other benefits	3.0	2.3	5.0		5.2
Other remuneration	—	—	6.0	(2)	12.0	(2)
Pension expenses	—	—	6.3		7.9
Total Remuneration	19.7	16.6	67.0		63.0
___________________
(1)	Including reversal of previous years costs for terminated share-based programs of SEK -4.5 due to terminated employment.
(2)	Remunerations during notice period.

During the year ended December 31, 2017 the senior executives received 422,000 (2016: 442,500) share rights in the new incentive program for the year (LTI 2017), 22,135 (2016: 16,199) share rights in previous years incentive programs as compensation for dividend and 0 (2016: 27,433) share rights as compensation for dilution due to new share issue.  No premium was paid for the share rights.  The following table provides a breakdown of the rights granted to the Chief Executive Officer and President of Tele2, as well as other senior executives, under the previous LTI programs of Tele2 in 2017, 2016, 2015 and 2014:

	LTI 2017		LTI 2016		LTI 2015		LTI 2014
Number of share rights	CEO	Other senior executives	CEO	Other senior executives	CEO	Other senior executives	CEO	Other senior executives
Outstanding as of January 1, 2017	—	—	103,200	254,904	34,877	61,463	29,450	39,288
Reclassification of opening balances due to changes in leadership team	—	—	—	8,256	—	6,648	—	—
Allocated	100,000	322,000	6,122	11,947	2,073	1,993	—	—
Allocated, compensation for dividend	—	—	—	—	—	—	—	—
Forfeited	—	—	—	-61,920	—	-34,877	—	—
Adjustments for outcome of the performance conditions	—	—	—	—	—	—	-12,270	-14,732
Exercised	—	—	—	—	—	—	-17,180	-24,556
Total outstanding rights as of December 31, 2017	100,000	322,000	109,322	213,187	36,950	35,227	—	—

Share Ownership of Executive Management

The following table sets out the number of shares held in Tele2 and Com Hem by the executive management of Tele2 as at June 8, 2018:

Executive Management	Number of Tele2 B Shares					Number of Com Hem Shares
	Number of Tele2 B Shares	Number of Share Rights (LTI 2015)[1]	Number of Share Rights (LTI 2016)[2]	Number of Share Rights (LTI 2017)[3]	Number of Share Rights (LTI 2018)[4]
Allison Kirkby	71,180	31,500	100,000	100,000	100,000	—
Lars Nordmark	40,750	—	60,000	60,000	60,000	—
Samuel Skott	21,000	8,000	48,000	60,000	60,000	—
Stefan Backman	11,043	8,000	8,000	31,500	31,500	—
Fredrik Stenberg	12,899	8,000	8,000	31,500	31,500	—
Richard Peers	13,500	—	31,500	31,500	31,500	—
Guillaume van Gaver	16,062	—	31,500	60,000	—	—
Jon James	—	—	—	—	—	12,904
Stina Andersson	9,000	—	—	31,500	31,500	—
Viktor Wallström	10,500	6,000	8,000	16,000	31,500	—

1          Represents allocated share rights at grant date, before compensation for dividend and share issue, under Tele2’s 2015 Long Term Incentive Program.
2          Represents allocated share rights at grant date, before compensation for dividend and share issue, under Tele2’s 2016 Long Term Incentive Program.
3          Represents allocated share rights at grant date, before compensation for dividend and share issue, under Tele2’s 2017 Long Term Incentive Program.
4          Represents allocated share rights at grant date, before compensation for dividend and share issue, under Tele2’s 2018 Long Term Incentive Program.

Guidelines for Remuneration of Tele2 Executive Management

The following guidelines for determining remuneration for Tele2’s senior executives for 2018 were approved by the shareholders of Tele2 at its annual general meeting of Tele2 in May 2018.

The objectives of Tele2’s remuneration guidelines are to offer competitive remuneration packages to attract, motivate, and retain key employees within the context of an international peer group. The aim is to create incentives for the management to execute strategic plans and deliver excellent operating results and to align management’s incentives with the interests of the shareholders. Senior executives covered by the proposed guidelines include the Chief Executive Officer and members of Tele2’s leadership team (“senior executives”).

Remuneration to the senior executives should comprise annual base salary and variable short-term incentive (“STI”) and long-term incentive (“LTI”) programs.

The STI shall be based on the performance in relation to established objectives. The performance conditions shall be related to the company’s overall result and the senior executives’ individual performance. The STI can amount to a maximum of 100 percent of the annual base salary.

The structure of the LTI shall ensure a long-term commitment for Tele2’s development and value creation, and may be both share and share price related as well as cash based.

Over time, it is the intention of the Board of Directors of Tele2 to increase the proportion of variable performance-based compensation as a component of the senior executives’ total compensation.

Other benefits may include e.g. company car and for expatriated senior executives e.g. housing benefits for a limited period of time. The senior executives may also be offered health care insurances.

The senior executives are offered defined contribution pension plans. Defined contributions for pensions to the Chief Executive Officer can amount to a maximum of 25 percent of the annual remuneration (base salary and STI). For the other senior executives defined contributions for pensions can amount to a maximum of 20 percent of the senior executive’s annual remuneration (base salary and STI).

The maximum period of notice of termination of employment shall be 12 months in the event of termination by the Chief Executive Officer and six months in the event of termination by any of the other senior executives. In the event of termination by the company, the maximum notice period during which compensation is payable is 18 months for the Chief Executive Officer and 12 months for any of the other senior executives.

Under special circumstances, the Board of Directors of Tele2 may deviate from the above guidelines. In such a case, the Board of Directors of Tele2 is obligated to give account of the reason for the deviation during the following annual general meeting. The members of the Board of Directors of Tele2, elected at general meetings, may in certain cases receive a fee for services performed within their respective areas of expertise, outside of their duties. Compensation for these services shall be paid at market terms and be approved by the Board of Directors of Tele2.

Share-Based Payments and Share Rights

Summary of the Long Term Incentive Program for 2018

The shareholders of Tele2 approved a retention and performance based incentive program (“LTI 2018”), which was proposed by the Tele2 Board of Directors and is based on a similar structure as 2017, but without the corporate performance condition average normalised ROCE being measured and with two new allocation categories.

LTI 2018 includes approximately 225 senior executives and other key employees within the Tele2 Group. The participants in LTI 2018 are required to hold Tele2 shares. These shares can either be shares already held or shares purchased on the market in connection with the notification to participate in LTI 2018. The personal investment will thereafter be matched by the company through free of charge granting of retention and performance rights on the terms stipulated below.

In the event delivery of shares under LTI 2018 cannot be achieved at reasonable costs, with reasonable administrative efforts or due to market conditions, participants may instead be offered a cash-based settlement.

Rationale

The purpose of LTI 2018 is to create conditions for retaining competent employees in the Tele2 Group. LTI 2018 has been designed based on the view that it is desirable that senior executives and other key employees within the group are shareholders in the company. Participation in LTI 2018 requires a personal investment in Tele2 shares, be it shares already held or shares purchased on the market in connection with the notification to participate in LTI 2018.

By offering an allotment of performance rights which are based on profits and other retention and performance based conditions, the participants are rewarded for increased shareholder value. Further, LTI 2018 rewards employees’ loyalty and long-term value growth in the company. Against this background, the Board of Directors of Tele2 believes the adoption of LTI 2018 will have a positive effect on the Tele2 Group’s future development and thus be beneficial for both the Company and its shareholders.

Personal investment

Employees must own Tele2 shares in order to participate in LTI 2018. These shares can either be shares already held, provided that the shares are not used as investment shares under the share based incentive programs for the years 2016 or 2017, or shares purchased on the market in connection with notification to participate in LTI 2018. The maximum number of shares that the employee can hold under LTI 2018 will correspond to approximately 12 - 19 percent of the employee’s annual base salary as further described below. For each Tele2 share held under LTI 2018, the participants will be granted retention and performance rights by the Company.

General terms and conditions

Subject to fulfilment of certain retention and performance based conditions during the period April 1, 2018 – March 31, 2021 (the “Measurement Period”) and the participant maintaining the invested shares at the release of the interim report for January – March 2021 and, with certain exceptions, maintains employment within the Tele2 Group, each right entitles the participant to receive one Tele2 share. The retention and performance rights do not entitle the holder to receive dividends, but in order to align the participants’ and the shareholders’ interests, the company will compensate the participants for any dividends paid on the underlying share during the Measurement Period by increasing the number of shares that each retention and performance right entitles to at the end of the vesting period. It should be noted that the participants in LTI 2018 will not be compensated for the dividend proposed at the annual general meeting of Tele2 in May 2018.

Retention and performance conditions

The rights are divided into Series A (retention rights) and Series B (performance rights). The number of Tele2 B shares the respective participant will receive after vesting depends on which category the participant belongs to and on the fulfilment of the following defined retention and performance based conditions:

•	Series A: The total shareholder return on the Tele2 shares during the Measurement Period exceeding 0 percent as entry level.

•
Series B: The total shareholder return on the Tele2 shares during the Measurement Period being equal to the median TSR for a peer group comprising Elisa, Iliad, TalkTalk Telecom Group, Telenor, Telia Company, TDC, Cellnex Telecom, Freenet (Xet), Proximus and KPN as entry level, and exceeding the median TSR for the peer group with 20 percentage points as the stretch target.

The determined levels of the conditions include an “entry” level and a “stretch” target with a linear interpolation applied between these levels as regards the number of rights that vest. The entry level constitutes the minimum level which must be reached in order to enable vesting of the rights in the relevant series. If the entry level is reached, the number of rights that vests and give right to Tele2 B shares is proposed to be 100 percent for Series A and 50 percent for Series B. If the entry level is not reached for a certain series, all retention or performance rights (as applicable) in that series lapse. If the stretch target for Series B is met, all retention and performance rights vest. The Board of Directors of Tele2 intends to disclose the outcome of the retention and performance based conditions in the annual report for the financial year 2021.

Retention and performance rights

The retention and performance rights shall be governed by the following terms and conditions:

•	They are granted free of charge after the annual general meeting of Tele2 in May 2018.

•	They vest three years after grant (vesting period).

•
Each right entitles the participant to receive one Tele2 share after the three-year vesting period, if the participant, with certain exceptions, maintains employment within the Tele2 Group and the invested shares at the release of the interim report for the period January – March 2021.

•
In order to align the participants’ and the shareholders’ interests, the Company will compensate the participants for any dividends paid by increasing the number of Tele2 B shares that each retention and performance right entitles to at the end of the vesting period. It can be noted that the participants in LTI 2018 will not be compensated for the dividend proposed at the annual general meeting of Tele2 in May 2018.

•	They may not be transferred or pledged.

Preparation and administration

The Board of Directors of Tele2, or a committee established by the Board of Directors of Tele2 for these purposes, shall be responsible for preparing the detailed terms and conditions of LTI 2018, in accordance with the mentioned terms and guidelines. To this end, the Board of Directors of Tele2 shall be entitled to make adjustments to meet foreign regulations or market conditions. The Board of Directors of Tele2 may also make other adjustments if significant changes in the Tele2 Group or its operating environment would result in a situation where the decided terms and conditions of LTI 2018 no longer serve their purpose. The Board of Directors of Tele2’s possibility to make such adjustments does not include the grant of continued participation for senior executives in the company’s long-term incentive programs after the termination of their respective employments.

The following table shows the participants in the previous LTI programs of Tele2, as at December 31, 2017 and 2016:

	Number of participants at grant date	Measure period	December 31, 2017	December 31, 2016
LTI 2017	206	April 1, 2017 – March 31, 2020	1,373,574	—
LTI 2016	193	April 1, 2016 – March 31, 2019	1,065,265	1,195,370
LTI 2015	197	April 1, 2015 – March 31, 2018	736,609	837,616
LTI 2014	198	April 1, 2014 – March 31, 2017	—	668,560
Total number of outstanding share rights			3,175,448	2,701,546
Of which will be settled in cash			—	10,169

Allocation

LTI 2018 is estimated to comprise up to 373,000 Tele2 shares held by the participants entitling to allotment of up to 1,709,500 rights, whereof 373,000 retention rights and 1,336,500 performance rights. The participants are divided into different categories and in accordance with the above. LTI 2018 will comprise the following number of shares and maximum number of rights for the different categories:

•
the Chief Executive Officer: may acquire up to 10,000 shares within LTI 2018, entitling to an allotment of 1 Series A right and 9 Series B rights per invested share, with the possibility to receive a maximum of 100,000 Tele2 shares at vesting;

•
senior executives and certain key employees (approximately 8 individuals) are divided into two subcategories where category (i) (approximately 3 individuals) may acquire up to 7,500 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 7 Series B rights per invested share, with the possibility to receive a maximum of 60,000 Tele2 shares at vesting. Category (ii) (approximately 5 individuals) may acquire up to 4,500 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 6 Series B rights per invested share, with the possibility to receive a maximum of 31,500 Tele2 shares at vesting;

•
category 1 (approximately 7 individuals in total): may acquire up to 4,000 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility receive a maximum of 16,000 Tele2 shares at vesting;

•
category 2 (approximately 8 individuals in total): may acquire up to 3,000 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 12,000 Tele2 shares at vesting;

•
category 3 (approximately 35 individuals in total): may acquire up to 2,000 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 8,000 Tele2 shares at vesting;

•
category 4 (approximately 60 individuals in total): may acquire up to 1,500 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 6,000 Tele2 shares at vesting; and

•
category 5 (approximately 105 individuals in total): may acquire up to 1,000 shares each within LTI 2018, entitling the holder to allotment of 1 Series A right and 3 Series B rights per invested share, with the possibility to receive a maximum of 4,000 Tele2 shares at vesting.

The following table provides a breakdown of the rights granted under the previous LTI programs of Tele2 in 2017, 2016, 2015 and 2014:

	LTI 2017		LTI 2016		LTI 2015		LTI 2014
Number of rights	2017	Cumulative	2017	Cumulative	2017	Cumulative	2017	Cumulative
Allocated at grant date	1,432,558	1,432,558	—	1,324,968	—	1,241,935	—	1,180,268
Outstanding as of January 1, 2017	—	—	1,195,370	—	837,616	—	668,560	—
Allocated, compensation for dividend	—	—	66,205	66,205	47,153	120,112	—	168,234
Allocated, compensation for new issue	—	—	—	37,211	—	26,210	—	21,228
Forfeited	-28,984	-28,984	-163,505	-330,314	-127,349	-630,837	-9,598	-665,371
Performance conditions not reached, Austria	-24,179	-24,179	-19,847	-19,847	-9,601	-9,601	—	—
Performance conditions not reached, Norway	-5,821	-5,821	-12,958	-12,958	—	—	—	-43,665
Performance conditions not reached, other	—	—	—	—	—	—	-248,275	-248,275
Exercised, cash settled, Austria	—	—	—	—	-11,210	-11,210	—	—
Exercised, cash settled, Norway	—	—	—	—	—	—	—	-1,732
Exercised, cash settled, other	—	—	—	—	—	—	-5,199	-5,199
Exercised, equity settled, other	—	—	—	—	—	—	-405,488	-405,488
Total outstanding rights as of December 31, 2017	1,373,574	1,373,574	1,065,265	1,065,265	736,609	736,609	—	—

Scope and costs

LTI 2018 will be accounted for in accordance with IFRS 2 which stipulates that the rights should be recorded as a personnel expense in the income statement during the vesting period. Based on the assumptions of a share price of SEK 93.80 (closing share price per Tele2 B share on March 21, 2018 of SEK 97.80 less the deduction for the proposed dividend of SEK 4.00 per share), a maximum participation, an annual employee turnover of 7 percent among the participants, an average fulfilment of performance conditions of approximately 50 percent including a full vesting of retention rights, the total cost for LTI 2018 and the additional allocation, excluding social security costs, is estimated to approximately SEK 77 million. The cost will be allocated over the years 2018 – 2021. At a 100 percent fulfilment of the performance conditions the total cost is still approximately SEK 77 million, given that the performance conditions are market-related according to IFRS 2.

Social security costs will be recorded as a personnel expense in the income statement by current reservations. The total social security costs are estimated to approximately SEK 35 million with the assumptions above (approximately SEK 58 million at a 100 percent fulfilment of the performance conditions), an average social security charge rate of 24.9 percent and an annual share price increase for Tele2’s Class B shares of 10 percent during the vesting period.

The participant’s maximum profit per right in LTI 2018 is limited to SEK 388, which equals to four times the average closing share price of the Tele2 B share during February 2018 with deduction for the proposed dividend. If the value of the Tele2 B shares exceeds SEK 388 at vesting, the number of Tele2 B shares that each right entitles the participant to receive at vesting will be reduced accordingly. The maximum dilution is up to 0.50 percent of outstanding shares, 0.35 percent of votes and 0.20 percent in terms of costs for LTI 2018 and the additional allocation, as defined in IFRS 2, divided by Tele2’s market capitalization, excluding the dividend proposed to the annual general meeting of Tele2 in May 2018. Together with rights granted under the share based incentive programs for the years 2015, 2016 and 2017, the maximum dilution is up to 1.14 percent of outstanding shares and 0.81 percent of votes.

If the maximum profit of SEK 388 per right is reached, all invested shares are retained under LTI 2018 and the additional allocation, and a fulfilment of the performance conditions of 100 percent, the maximum cost, as defined in IFRS 2, is approximately SEK 95 million and the maximum social security cost is approximately SEK 206 million.

RELATED PARTY TRANSACTIONS

Tele2 carries out certain related party including with Tele2’s joint operations. Business relations and pricing between Tele2 and all related parties are based on commercial terms and conditions. During 2017, Tele2 engaged in transactions with the following related companies/persons.

Svenska UMTS-nät AB, Sweden

Tele2 is one of two turnkey contractors which plan, expand and operate the joint operation Svenska UMTS-nät AB’s 3G network. Tele2 and Telia Company each own 50 percent and both companies have contributed capital to the 3G company. In addition, the build-out has owner financing.

Net4Mobility HB, Sweden

Net4Mobility HB is an infrastructure joint operation between Tele2 Sweden and Telenor Sweden, where each party owns 50 percent. The company’s mission is to build and operate the combined 2G and 4G network. The network enables Tele2 and Telenor to offer their customers mobile services for data communications and voice. The build-out has owner financing.

Kinnevik Group

Tele2 rents premises from Kinnevik and buys advertising from Metro. In addition, Tele2 has bought internal audit services from Audit Value, previously owned by Kinnevik.

Kazakhtelecom Group

As part of the business combination in the beginning of 2016, of Tele2’s and Kazakhtelecom’s operations in Kazakhstan, Kazakhtelecom have 49 percent of the voting rights in the combined company. Tele2 and Kazakhtelecom sell and purchases telecommunication services from each other.

Apart from transactions with joint operations no significant related party transactions were carried out after June 30, 2018. Business relations and pricing between Tele2 and all related parties are based on commercial terms and conditions.

DESCRIPTION OF TELE2 SHARES AND ARTICLES OF ASSOCIATION

The following is a summary of both the material terms of the Tele2 shares as set out in Tele2’s Articles of Association and the material provisions of Swedish law and Tele2’s Articles of Association.

General; Share Capital

The Tele2 B shares to be issued in connection with the Merger will, when issued, be fully paid and non-assessable shares of Tele2.

Pursuant to Tele2’s Articles of Association, Tele2’s share capital may not be less than SEK 250,000,000 and not more than SEK 1,000,000,000, and the number of shares may not be less than 400,000,000 and not more than 1,600,000,000.

Tele2 has since its establishment in 1993 resolved on several changes to the Company’s share capital, primarily through issues of new shares and warrants, exchange of convertibles as well as a number of reductions of the share capital.

The table below shows the changes in Tele2’s share capital since January 1, 2013 through Completion of the Merger and registration of the Non-Cash Consideration with the SCRO as part of the Merger.

Date	Transaction	Class A Shares	Class B Shares	Class C Shares	Total Number of Shares	Change in Share Capital	Share Capital (SEK)
February 2013	Conversion of shares	20,987,966	424,646,373	3,149,000	448,783,339	-	560,979,173.75
June 2013	Decrease of share capital	20,987,966	424,646,373	3,149,000	448,783,339	280,489,586.88	280,489,586.88
June 2013	Increase of share capital through bonus issue	20,987,966	424,646,373	3,149,000	448,783,339	280,489,586.88	560,979,173.75
August 2013	Conversion of shares	20,261,316	425,373,023	3,149,000	448,783,339	-	560,979,173.75
February 2014	Conversion of shares	20,260,910	425,373,429	3,149,000	448,783,339	-	560,979,173.75
April 2014	Conversion of shares	20,260,910	425,523,429	2,999,000	448,783,339	-	560,979,173.75
March 2015	Conversion of shares	20,260,910	427,223,429	1,299,000	448,783,339	-	560,979,173.75
December 2015	Increase of share capital by new share issue	20,260,910	427,223,429	3,599,000	451,083,339	2,875,000.00	563,854,173.75
December 2015	Conversion of shares	20,260,910	428,923,429	1,899,000	451,083,339	-	563,854,173.75
November 2016	Increase of share capital by new share issue	22,783,243	481,602,465	1,899,000	506,284,708	69,001,711.25	632,855,885.00
December 2016	Increase of share capital by new share issue	22,793,523	482,207,489	1,899,000	506,900,012	769,130.00	633,625,015.00
[ ] 2018	Issuance of Non-Cash Consideration	22,793,523	[ ]	1,899,000	[ ]	[ ]	[ ]

As of the date of this prospectus, Tele2 has issued a total of 506,900,012 shares. The shares are denominated in SEK and the quota value of each share is SEK 1.25.

All shares in Tele2 have been issued pursuant to Swedish law. All issued shares have been fully paid and are freely transferrable. The offered shares are not subject to a mandatory offering, redemption rights or sell-out obligation. No public takeover offer has been made for the offered shares during the current or preceding financial year.

As part of the Merger, Tele2 will issue not more than [       ] new Tele2 B shares as consideration for the Merger to the shareholders of Com Hem. The Merger will result in an increase in the number of shares in Tele2 from a total of 506,900,012 shares to a total of [       ] shares, corresponding to an increase of [       ] percent. Further, the Merger will result in an increase of Tele2’s share capital from SEK 633,625,015 to [       ].

As at December 31, 2017, there were outstanding 502,755,553 fully paid Tele2 B shares.

As at December 31, 2017 4,144,549 Tele2 B shares were effectively held by Tele2.

Shareholders’ Meetings

Tele2 must hold its annual general meeting of shareholders in Stockholm before the end of June of each year. Notice of this meeting must be given no earlier than six (6) weeks before and no later than four (4) weeks before the annual general meeting of shareholders.

Under Swedish law, extraordinary general meetings are held when the board of directors considers such a meeting appropriate or when either the auditor(s) or shareholders representing at least one-tenth of all issued shares so request in writing and for a specified purpose. Tele2 must give notice of an extraordinary general meeting of shareholders within two (2) weeks of its receipt of a request for the meeting. This notice must be given no earlier than six (6) weeks before and no later than three (3) weeks before the meeting, unless a resolution amending the articles of association is proposed, in which case notice of the meeting must be given no earlier than six (6) weeks before the meeting and no later than four (4) weeks before the meeting.

Tele2’s articles of association provide that notice of general meetings of shareholders must be given through public announcement in the Official Swedish Gazette (Post- och Inrikes Tidningar) as well as on the Company’s website and in the daily newspaper Svenska Dagbladet. Under the Swedish Companies Act, Tele2 must, in certain cases, mail notice of a general meeting to all shareholders who request it.

Under Swedish law, there are with the exception for some general meetings no quorum requirements to hold a general meeting of shareholders.

As a general rule, resolutions are passed by a majority of the votes cast and present at the general meeting, except in certain circumstances, when, among other things, the number of shares represented at the meeting and voting for or against the resolution will also be taken into account.

Voting Rights

As of the date of this prospectus, Tele2 has issued three different classes of shares, class A shares, class B shares and class C shares. Each share of class A in Tele2 carries ten (10) votes, each share of class B in Tele2 carries one (1) vote and each share of class C in Tele2 carries one (1) vote at general meetings of shareholders. A shareholder may exercise his/her rights at a general meeting of shareholders personally or by a representative in possession of a written and dated proxy. A proxy is not valid for more than one year from the date of issue. However as Tele2 is a CSD company, the proxy may be valid for a longer period, however not longer than five (5) years from the date of issue. There are no restrictions in Tele2’s articles of association regarding the number of votes that a shareholder may cast and, therefore, each shareholder may vote all of the shares owned or otherwise represented by that shareholder at a general meeting of shareholders. To attend and vote at a general meeting, a shareholder must be registered in his or her own name five (5) business days before the shareholders’ meeting (the “record date”) in the register of shareholders, which is kept by Euroclear Sweden, and give Tele2 notice of his or her intention to attend the meeting by a date no later than the time set out in the notice of the meeting. Shareholders having their shares registered in the name of a nominee must register the shares in their own name by the record date in order to be able to attend the general meeting. The notice of the meeting will also specify the record date.

Transfer of Shares

As a general rule under Swedish company law, shares are freely transferable and, with respect to Tele2’s articles of association, there are no restrictions on the transferability of Tele2 shares. Since Tele2 is registered with Euroclear Sweden, no share certificates are issued, and all of its shares are registered in the Euroclear Sweden accounts of the respective holder. Changes to registrations in Euroclear Sweden accounts are made by authorized account operating institutions, such as banks, upon instruction from the holder. Registration of shares on a Euroclear Sweden account serves as evidence of the account holder’s legal title to the shares. Joint holders are usually not recorded on the Euroclear Sweden accounts. Shareholdings may also be registered in the name of an institution designated by the account holder as, and duly authorized by Euroclear Sweden to act as, a nominee in the Euroclear Sweden system.

Changes in Share Capital

Changes to Tele2’s share capital require, as a general rule, a resolution passed at a general meeting of the shareholders. The Board of Directors of Tele2 may, within certain limits, be granted authority (limited in time until the next annual general meeting of the shareholders) to resolve upon an issuance of new shares, as well as take such a resolution subject to subsequent approval by the shareholders. A resolution to deviate from pre-emptive shareholder rights in connection with a new issuance of shares, to change the share capital in such a way as requires an amendment to the articles of association or to redeem share capital or restricted reserves is valid only if shareholders representing two-thirds of the votes cast and the shares represented at the general meeting vote in favor of the resolution.

Amendments to the Articles of Association, including Variation of Rights

Amendments to the articles of association must be made through resolutions passed at a general meeting. Most such resolutions can be passed by an affirmative vote of two-thirds of the votes cast and the shares represented at the general meeting of shareholders.

A resolution to amend the articles of association that, in relation to the issued share capital, reduces the shareholders’ rights to Tele2’s profits or other assets or restricts the transferability of Tele2 shares in accordance with specific provisions in the Swedish Companies Act or alters the legal relationship between shares, normally requires the unanimous consent of all shareholders present at the general meeting and representing at least nine-tenths of all issued shares.

A resolution to amend Tele2’s articles of association in any of the following ways is valid only if shareholders representing two-thirds of the votes cast and nine-tenths of the Tele2 shares represented at Tele2’s general meeting are in favor:

•	a resolution limiting the number of shares in relation to which one shareholder can vote;

•	a resolution requiring a larger amount of the profit for the financial year than is otherwise required to be allocated to the statutory reserve or otherwise retained in Tele2; or

•
a resolution providing for the distribution of profits or remaining assets in connection with the winding up of Tele2 which departs from what is regulated in specific provisions of the Swedish Companies Act.

Amendments to Tele2’s articles of association regarding the matters described above are nevertheless valid if passed by a two-thirds majority of the votes cast and two-thirds of the shares represented at the general meeting and if (i) the amendments are to the detriment of only some shareholders and all of these shareholders represented at the general meeting so consent (provided they represent at least nine-tenths of all such shares so affected) or (ii) the amendments are to the detriment of all shares of one class and owners of at least 50 percent of all such shares, as well as at least nine-tenths of such shares that are represented at the general meeting, so consent.

Minority Rights, including Mandatory Offers

Under the Swedish Companies Act, minority shareholders have certain rights to protect them from detrimental actions by the majority shareholders. The exercise of most rights presupposes the control or collaboration of shareholders representing at least 10 percent of the shares. Minority shareholders have, inter alia, the rights described below.

An auditor may be appointed by the SCRO upon request by the owners of one-tenth of all shares, or one-third of the shares represented at the relevant general meeting. Where a shareholder holds more than 90 percent of the shares of a company, the owners of the remaining shares have a right to have their shares acquired by the parent company. This applies also when a parent company individually or together with one or more subsidiaries owns more than 90 percent of the shares of a company.

Shareholders holding at least 10 percent of the shares of Tele2 have the right to request that an extraordinary general meeting of shareholders is convened. In addition, each shareholder may request an item to be placed on the agenda for a general meeting, provided that the request is made in time for it to be included in the notice of the meeting.

Any acquirer who acquires shares so that it either alone or together with a closely related party holds 30 percent or more of the total number of votes in a Swedish company (the target company), which is listed on a stock exchange in Sweden, must make a public offer for the acquisition of all the remaining shares issued by the target company (a mandatory offer).

As a general rule, neither the Board of Directors of Tele2 nor other representatives of Tele2 nor a voting majority at a general meeting of Tele2 shareholders may enter into transactions or undertake other measures which are likely to give an undue advantage to a shareholder or a third-party to the detriment of Tele2 or any other shareholder.

Election and Removal of Directors

The members of the Board of Directors of Tele2 are elected by a majority vote at a general meeting of the shareholders, normally at Tele2’s annual general meeting, and remain in office until the end of the following annual general meeting. Re-election of a board member is possible for an unlimited number of consecutive terms. There is no legal right of minority shareholders to elect or appoint a board representative.

The term of office of a member of the board of directors can be prematurely terminated at any time upon the relevant director’s request or by a resolution of the general meeting of shareholders that is passed by a simple majority vote.

Shareholder Rights

Preferential Rights to New Share Issuances

If Tele2 issues new shares of class A, class B, and class C by a new issue of shares, other than by an issue in kind, each holder of class A, B and C shares has preferential rights to subscribe for new shares of the same class in proportion to the number of old shares held by such holder (primary preferential rights). Shares not subscribed for with primary preferential rights shall be offered for subscription to all shareholders in Tele2 (subsidiary preferential rights). If the number of shares so offered is less than the number subscribed for with subsidiary preferential rights, the shares shall be distributed among the customers in proportion to the number of shares already held, or, to the extent that this is not possible, by lot.

If Tele2 resolves to issue new class A, class B or class C shares, other than by an issue in kind, all shareholders, irrespective of which class of shares held, are entitled to preferential rights to subscribe for new shares in proportion to the number of shares already held. The stipulations regarding preferential rights shall apply mutatis mutandis for new issues of warrants and convertible debt, and shall not infringe on the possibility to resolve on an issue in which the preferential rights of shareholders are waived.

If the share capital is increased by a bonus issue, where new shares are issued, new shares of class A and class B shall be issued in relation to the number of shares of the same classes already held. In such cases, old shares of a specific class shall entitle to new shares of the same class. Class C shares do not carry rights to participate in bonus issues. Following a requisite amendment in the articles of association, the aforementioned stipulation shall not infringe on the possibility to issue shares of a new class by a bonus issue.

Rights to Dividends and Balances in Case of Liquidation

All shares of class A and B give equal rights to dividends and Tele2’s assets and possible surpluses in the event of liquidation. Shares of class C do not entitle to dividends. In the event of a liquidation, class C shares carry an equivalent right to Tele2’s assets as the other classes of shares, however not to an amount exceeding up to the quota value of the share, annualized as per day of distribution with an interest rate of STIBOR 30 days with an additional 1.00 percentages calculated from the day of payment of the Subscription price. STIBOR 30 days is set on the first business day of each calendar month.

The Non-Cash Consideration issued to the shareholders of Com Hem shall carry rights to dividends for the first time on the record date that occurs following Completion. The shareholders of Com Hem will be entitled to receive dividends in Tele2 in accordance with the provisions of Tele2’s articles of association described below.

Resolutions regarding dividend are passed by general meetings of shareholders. All shareholders registered as shareholders in the share register maintained by Euroclear Sweden on the record date adopted by the general meeting of shareholders shall be entitled to receive dividends. Dividends are normally distributed to shareholders as a cash payment per share through Euroclear Sweden, but may also be paid out in a manner other than cash (in-kind dividend). If shareholders cannot be reached through Euroclear Sweden, such shareholder still retains its claim on Tele2 to the dividend amount, subject to a statutory limitation of ten years. Upon the expiry of the period of limitations, the dividend amount shall pass to Tele2.

There are no restrictions on the right to dividends for shareholders domiciled outside Sweden. Shareholders not resident in Sweden for tax purposes must normally pay Swedish withholding tax, see “Material Tax Consequences of the Merger.”

Rights of Redemption and Repurchase of Shares

Under Swedish law, Tele2 may not subscribe for, or receive as security, its own shares. Tele2 may, however, redeem its own shares through a statutory redemption procedure through a reduction of share capital through the withdrawal of shares pursuant to the Swedish Companies Act, which will normally require (among other things) court approval when such redemption would result in the repayment of paid-up capital to shareholders.

Swedish listed companies may under certain circumstances buy and sell their own shares. A resolution authorizing a company to repurchase its own shares must be passed by the general meeting of the company’s shareholders, or, following authorization by the general meeting, by the board of directors. The resolution by the shareholders must be passed by a two-thirds majority of the votes cast and the shares represented at the general meeting. Share repurchases by a Swedish listed company may only take place on the stock market or pursuant to an offer to all shareholders (or all shareholders of a specified class of shares). Tele2 may not repurchase its own shares by way of direct negotiations with any of its shareholders. In the event a company wishes to buy its own shares on a stock exchange or other marketplace outside the European Economic Area, it must be granted permission by the SFSA.

 Tele2 may not hold more than one-tenth of all of its issued shares. In this context, shares held by any of Tele2’s subsidiaries are deemed to be held by Tele2. The board of directors must issue a motivated opinion on whether the proposed share buy-back appears to be justified taking into consideration the demands with respect to size of shareholders’ equity which are imposed by the nature, scope and risks associated with the operations; and the company’s need to strengthen its balance sheet, liquidity and financial position in general. Tele2 may not record its own shares as assets on the balance sheet.

Tele2 may hold repurchased shares for an unlimited period of time. Tele2 may not vote for the shares, and the shares do not give a right to dividends or preferential rights to new shares in connection with an issue of new shares. However, if Tele2 holds its own shares, Tele2 may receive new shares by way of a bonus issue.

As a publicly listed company, if Tele2 holds its own shares, Tele2 may either reduce the share capital and cancel the shares or sell the shares to someone else. If Tele2 buys or sells its own shares, Tele2 must notify the stock exchange or other marketplace where the shares are listed.

Shareholders’ Votes on Certain Reorganizations

Under the Swedish Companies Act, when a Swedish parent company, alone or together with one or more subsidiaries, owns more than 90 percent of the shares in a subsidiary, that parent company is entitled to purchase the remaining outstanding shares from the other shareholders of the subsidiary (through a compulsory, or minority, “squeeze-out” proceeding), and those shareholders may require the parent company to purchase their shares. Absent an agreement regarding the price for these shares, an arbitration tribunal will determine a fair price. In the case of a compulsory acquisition initiated promptly or within a reasonable period of time following a public offer to a substantial number of shareholders pursuant to which the offeror (or its affiliates) acquired a majority of the shares held by the offeror, the price will normally be the same as the price paid in such offer.

A statutory merger of a Swedish (transferring) company with another Swedish (absorbing) company pursuant to Chapter 23of the Swedish Companies Act requires the approval of the transferring company’s shareholders by a majority of at least two-thirds of the votes cast as well as at least two-thirds of the shares represented at a shareholders’ meeting.

In the case of public limited liability companies, shareholder approval is required for transactions such as a disposal of shares in a subsidiary of the public limited liability company if such shares are acquired by directors or employees (or certain related parties to such persons) of the public limited liability company or companies within the same group. This type of disposal requires the approval of the shareholders through a majority of at least nine-tenths of the votes cast as well as at least nine-tenths of the shares represented at a meeting of the shareholders of the public limited liability company. In addition, companies listed on Nasdaq Stockholm must refer material transactions, such as a disposal of a business, to a shareholders’ meeting if the business is acquired by (inter alia) the persons referred to above. This type of disposal requires the approval of the shareholders through a majority of more than 50 percent of the votes cast.

Liability of Directors

At Tele2’s annual general meetings, the shareholders must consider whether to exempt the members of the Board of Directors of Tele2 and its Chairman from liability in respect of Tele2 business for the previous financial year. A simple majority of the votes at the annual general meeting may exempt the members of the Board of Directors of Tele2 and the Chairman from liability. If shareholders representing at least ten percent of the Tele2 shares vote against granting a director exemption from liability, shareholders representing at least ten percent of the shares are entitled to bring a claim against that director before the relevant Swedish court. Were there to be such a claim, such a claim would be lodged on behalf of, and in the name of, Tele2.

In addition, shareholders may also claim damages directly and on their own behalf against any of the Tele2 directors, irrespective of whether an exemption from liability has been granted, if those directors in the performance of their duties, intentionally or negligently causes damage to the company. Tele2 is not responsible for the cost of such litigation, but the shareholders initiating the legal action are entitled to reimbursement from Tele2 of the legal expenses incurred to the extent that these costs may be covered by damages paid to Tele2 as a result of the legal action.

Indemnification of Directors and Officers

Neither Swedish law nor Tele2’s articles of association or other constitutive documents contain any provision concerning indemnification by Tele2 of members of Tele2’s Board of Directors or its officers and the enforceability of any such indemnification is unclear. However, it is not unusual for a listed company to take out insurance policies in favor of its directors and officers covering liability that they might otherwise have. Tele2’s directors and officers are insured in connection with certain liabilities incurred in their respective capacities as directors or officers of Tele2. This insurance that Tele2 purchases and maintains forms a part of a blended insurance program which provides a combined aggregate limit of liability of $100 million, with a deductible to Tele2 of $100,000 per loss under the directors’ and officers’ liability insurance. The annual premium for this directors’ and officers’ liability insurance is $152,409.

Distribution of Assets on Liquidation

On the winding-up of a Swedish company, the liquidator must distribute the net assets equally among the shareholders in proportion to their respective holdings in accordance with the articles of association. If there is no surplus after payment of the company’s debts, the liquidator shall file for bankruptcy.

Articles of Association

Articles of Association for Tele2 AB (publ), registration number 556410-8917, adopted by the annual general meeting of shareholders on May 24, 2016.

§ 1
The registered name of the company is Tele2 AB. The company is a public company (publ).

§ 2
The registered office of the Board of Directors is in the Municipality of Stockholm.

§ 3
The primary objective of the company’s operations shall be to generate profits for its shareholders. Moreover, the company shall provide services and technical expertise, broadcast and transmit radio and television programs and carry out related operations. Furthermore, the company shall send and transmit telephony carried by radio waves and cable and carry out related operations. The company shall also be able to own and manage real property as well as shares and other chattels and carry out related operations. The company shall be entitled to give guarantees or other securities for undertakings entered into by another company in the same group.

§ 4
The company’s share capital shall be not less than SEK 250,000,000 and not more than SEK 1,000,000,000. The number of shares shall be not less than 400,000,000 and not more than 1,600,000,000.

§ 5
The shares shall be of three classes, Class A, Class B and Class C. Shares of Class A may be issued up to a maximum of 1,600,000,000, shares of Class B may be issued up to a maximum of 1,600,000,000 and Class C shares may be issued up to a maximum of 1,600,000,000. Class A shares entitle to ten votes each and Class B and Class C shares entitle to one vote each.

Class C share do not entitle to dividends. Upon the company’s liquidation, Class C shares carry an equivalent right to the company’s assets as the other classes of shares, however not to an amount exceeding up to the quota value of the share, annualised as per day of distribution with an interest rate of STIBOR 30 days with an additional 1.00 percentages calculated from the day of payment of the subscription price. STIBOR 30 days is set on the first business day of each calendar month.

If the company resolves to issue new Class A, Class B, and Class C shares by a new issue of shares, other than by an issue in kind, each holder of Class A, B and C shares has preferential rights to subscribe for new shares of the same class in proportion to the number of old shares held by such holder (primary preferential rights). Shares not subscribed for with primary preferential rights shall be offered for subscription to all shareholders in the company (subsidiary preferential rights). If the number of shares so offered is less than the number subscribed for with subsidiary preferential rights, the shares shall be distributed among the subscribers in proportion to the number of shares already held, or, to the extent that this is not possible, by lot.

If the company resolves on an issue of new shares, other than by an issue in kind, solely of Class A, Class B or Class C shares, all shareholders, irrespective of which class of shares held, are entitled to preferential rights to subscribe for new shares in proportion to the number of shares already held.

The stipulations regarding preferential rights shall apply mutatis mutandis for new issues of warrants and convertible debt, and shall not infringe on the possibility to resolve on an issue in which the preferential rights of shareholders are waived.

If the share capital is increased by a bonus issue, where new shares are issued, new shares of Class A and Class B shall be issued in relation to the number of shares of the same classes already held. In such cases, old shares of a specific class shall entitle to new shares of the same class. Class C shares do not carry rights to participate in bonus issues. Following a requisite amendment in the Articles of Association, the aforementioned stipulation shall not infringe on the possibility to issue shares of a new class by a bonus issue.

Reduction of the share capital, however not below the minimum share capital, may on request of holders of Class C shares or as resolved by the company’s Board of Directors or the annual general meeting, be made by redemption of Class C shares. A request from a shareholder shall be made in writing to the company’s Board of Directors and the Board of Directors shall promptly act on the matter. When a resolution on reduction has been passed, an amount corresponding to the reduction amount shall be transferred to the company’s reserves, if the required funds are available.

The redemption payment per Class C share shall correspond to the quota value of the share annualised per day with an interest rate of STIBOR 30 days with additional 1.00 percentages calculated from the day of payment of the subscription price. STIBOR 30 days shall be initially set on the day of payment of the subscription price.

Following notice of the redemption resolution, holders having requested redemption shall promptly receive payment for the share, or, if authorisation from the Swedish Companies Registration Office or a court is required, following notice that the final decision has been registered.

Upon decision by the Board of Directors, Class C shares shall be reclassified into Class B shares, provided that the shares are held by the company. Immediately thereafter, the Board of Directors shall report the reclassification to the Swedish Companies Register for registration. The reclassification is effected when it has been registered and the reclassification been noted in the CSD Register.

It shall be possible to reclassify Class A shares to Class B shares. Holders of Class A shares shall, during the calendar months January and July each year (the “Reclassification Periods”), be entitled to request that all or part of the shareholder’s Class A shares shall be reclassified to Class B shares. The request shall be made in writing and must have been received by the Board of Directors no later than on the last day of the specific Reclassification Period. The request shall state (i) the number of Class A shares that the shareholder wants to reclassify or (ii) the maximum percentage of the total number of votes in the company, that the shareholder wants to hold, after reclassification has been completed of all Class A shares requested to be reclassified during the specific Reclassification period. When making a request according to alternative (ii) above, the shareholder shall also state the total number of Class A and Class B shares that the shareholder holds at the time of the request.

By the end of each Reclassification period, the Board of Directors shall consider the question of reclassification. Immediately thereafter, the Board of Directors shall report the reclassification to the Swedish Companies Register for registration. The reclassification is effected when it has been registered and the reclassification been noted in the CSD Register.

§ 6
The number of members of the Board of Directors shall amount to at least five and no more than nine members, with no more than the same number of deputies.

§ 7
The company shall as auditor have no less than one and no more than three registered accounting firms. The Auditors term of office shall last until the end of the first Annual General Meeting which is held after the year the Auditor was appointed.

§ 8
The company’s financial year shall be the calendar year.

§ 9
Notice of a general meeting of shareholders shall be published in the Official Swedish Gazette (Post- och Inrikes Tidningar) as well as on the company’s website. At the time of the notice, an announcement with information that the notice has been issued shall be published in Svenska Dagbladet.

§ 10
To be entitled to participate in a general meeting, shareholders must be recorded in a print-out or another presentation of the complete share register relating to the circumstances as of five business days before the meeting, and give notice to the company no later than on the day stipulated in the notice of the meeting. This day may not be a Sunday, another public holiday, a Saturday, Midsummer’s Eve, Christmas Eve or New Year’s Eve, and may not fall before the fifth business day prior to the meeting.

§ 11
The shareholder or nominee who on the record date is registered in the share register and in a central securities depository register pursuant to Chapter 4 of the Central Securities Depositaries and Financial Instruments Accounts Act (1998:1479) or any person who is registered in a central securities depository account pursuant to Chapter 4, Section 18 first paragraph 6-8 of the mentioned Act, shall be deemed to be authorised to exercise the rights set out in Chapter 4, Section 39 of the Companies Act (2005:551).

COMPARISON OF RIGHTS OF SHAREHOLDERS OF ENLARGED TELE2 AND COM HEM SHAREHOLDERS

The rights of Tele2 shareholders are governed by Swedish law, including Tele2’s articles of association and Nasdaq Stockholm listing rules. The rights of Com Hem shareholders are governed by Swedish law, including Com Hem’s articles of association and Nasdaq Stockholm listing rules. The following is a comparison and summary of the material differences between the rights of Tele2 shareholders and those of Com Hem shareholders arising from differences between Tele2’s articles of association and Com Hem’s articles of association.

This is a summary only and therefore does not contain all the information that may be important to you. For more complete information, you should read the full text of Com Hem’s articles of association and Tele2’s articles of association as well as all relevant statutes and regulations referred to herein. Tele2’s and Com Hem’s articles of association are included as exhibits to the registration statement on Form F-4 with respect to the Merger of which this prospectus is a part and which has been filed with the SEC. See “Where You Can Find More Information.” Com Hem shareholders should consult their legal or other professional advisors with regard to the implications of the exchange of Com Hem shares for Tele2 B shares as contemplated under the Merger which may be of importance to them.

Tele2 shares	Com Hem shares

SHARE CAPITAL

The authorized share capital of Tele2 is 506,900,012 shares, each with a quota value of SEK 1.25. Thus, the share capital amounts to SEK 633,625,015.	The authorized share capital of Com Hem is 177,470,814 shares, each with a quota value of SEK 1.164. Thus, the share capital amounts to SEK 206,601,513.01.

RIGHT OF PURCHASE AND REDEMPTION

Tele2’s general meeting of shareholders may resolve to reduce the company’s share capital to cover losses where unrestricted shareholders’ equity equal to the loss is not available, for allocation to unrestricted shareholders’ equity or for repayment to the shareholders.

Pursuant to Tele2’s articles of association, the share capital may also be reduced following a request from holders of Class C shares or a resolution by Tele2’s Board of Directors or general meeting of shareholders by redemption of Class C shares, however not below the minimum share capital.

Com Hem’s general meeting of shareholders may resolve to reduce the company’s share capital to cover losses where unrestricted shareholders’ equity equal to the loss is not available, for allocation to unrestricted shareholders’ equity or for repayment to the shareholders.

VOTING

Under Swedish law, shareholders are entitled to attend and vote at a general meeting of shareholders, either in person or by exercising his or her rights at the meeting through a proxy in possession of a written proxy form signed and dated by the shareholder. Additionally, pursuant to Tele2’s and Com Hem’s articles of associations, the shareholders must give notice to Tele2 and Com Hem respectively on the day stipulated in the notice of the meeting and this day must not fall before the fifth business day prior to the meeting.

Voting rights provides for the right to vote on, inter alia, the amendment of the articles of association and other corporate transactions, including the approval of a merger or demerger and authorization of an increase or reduction in share capital.

Voting Rights.

Each B and C share in Tele2 is entitled to one (1) vote at general meetings of shareholders. Each Tele2 A share is entitled to ten (10) votes each at general meetings of shareholders. Com Hem shareholders will receive Tele2 B shares in the Merger.
Voting Rights. Each Com Hem share is entitled to one (1) vote at general meetings of shareholders.

Tele2 shares	Com Hem shares

RIGHTS TO DIVIDENDS

Tele2 A and B shares are entitled to equal dividends, as declared. Tele2 C shares are not entitled to dividends. Com Hem shareholders will receive Tele2 B shares in the Merger.	All Com Hem shares are entitled to equal dividends, as declared.

PRE-EMPTIVE RIGHTS

Pursuant to Tele2’s articles of association, each holder of Tele2 A, B and C shares has in the event that Tele2 resolves to issue new Tele2 A, B and C shares, as a starting point, preferential rights to subscribe for new shares of the same class in proportion to the number of old shares of that class held by such holder.
Under Swedish law, Com Hem’s ordinary shareholders have in conjunction with issuances of shares, as a starting point, preferential rights to the new shares pro rata to the number of shares they own.

In the event that Tele2 resolves on an new issuance of solely Tele2 A, B or C shares, all shareholders, irrespective of which class of shares they hold, are as a starting point entitled to preferential rights to subscribe for new shares in proportion to the number of shares already held.

DISSOLUTION, LIQUIDATION AND WINDING UP

In the event of a dissolution, liquidation or winding up of Tele2, the shareholders have the right to share ratably in all remaining assets after the liabilities have been paid.	In the event of a dissolution, liquidation or winding up of Com Hem, the shareholders have the right to share ratably in all remaining assets after the liabilities have been paid.

Upon Tele2’s liquidation, C shares carry an equivalent right to the company’s assets as the other classes of shares, however not to an amount exceeding up to the quota value of the share, annualized as per day of distribution at an interest rate of 30 day STIBOR plus 100 basis points, calculated from the day of payment of the subscription price.

BOARD OF DIRECTORS

SIZE AND CLASSIFICATION OF BOARD OF DIRECTORS

Tele2’s Board of Directors consists of six members. At the annual general meeting of shareholders 2018, Tele2 shareholders elected all six members.
Com Hem’s Board of Directors consists of seven members. At the annual general meeting of shareholders 2018, Com Hem shareholders elected five of the members. Two members with two deputies have been elected by labor unions.

GLOSSARY

Amendment Directive	Directive 2009/140/EC and 2009/136/EC.
Amendments to the Electronic Communications Act	Certain amendments to the Electronic Communications Act which took effect on July 1, 2011.
APN	Access Point Name.
ASPU	Average Spending Per User, expressed as the mobile-end-user service revenue per customer per month.
B2B	Business-to-business.
B2C	Business-to-consumer.
BEREC	The Body of Regulators for Electronic Communications.
Boards	The Board of Directors of Tele2 and the Board of Directors of Com Hem jointly.
BofA Merrill Lynch	Merrill Lynch International.
CAGR	Compound annual growth rate.
Cash Consideration	SEK [ ] million to be paid to the shareholders of Com Hem upon completion of the Merger.
CCAP	Converged cable access platform.
CEMA	Central and Eastern Europe and Middle East and Africa.
Chief Executive Officer	The managing directors of either of Tele2 and Com Hem, as the context requires.
Citi	Citigroup Global Markets Limited.
CMTS	Cable modem termination systems.
Code	U.S. Internal Revenue Code of 1986, as amended.
Com Hem	Com Hem Holding AB (publ), registration number 556858-6613, or the group in which Com Hem Holding AB (publ) is the parent company, or the group as the context requires.
Completion	The date that the Merger is registered by the SCRO.
CPE	Customer premises equipment.
customer churn	Measure of the number of customers who stop subscribing for one or more of Tele2’s or Com Hem’s, or in the future Enlarged Tele2’s, services.
DCF	Discounted cash flow.
DSL	Digital subscriber line.
DTT	Digital terrestrial television.
Earnings per Share	Profit/loss for the period attributable to the parent company shareholders in relation to the weighted average number of shares outstanding during the fiscal year.
EBIT	Earnings before interest and taxes.
EC	The European Commission.
EEA	European Economic Area.
EECC	European Electronic Communications Code.
Electronic Communications Act	Swedish Electronic Communications Act.
Enlarged Tele2	The combined company which is the result of the Merger.
EOI	Equivalence of Input.
EU	The European Union.
EU Framework
The Framework Directive (2002/21/EC), the Authorisation Directive (2002/20/EC), the Access Directive (2002/19/EC), the Universal Service Directive (2002/22/EC) and the Directive on Privacy and Electronic Communications (2002/58/EC). In addition, the Competition Directive (2002/77/EC) is generally also considered to be a part of the EU Framework.

EU Prospectus	European Union Prospectus Directive (2003/71/EC) (as amended).
EUR	Euro.
Euroclear Sweden	Euroclear Sweden AB.
EuroDOCSIS	European Data Over Cable Service Interface Specification (DOCSIS).
EV	Enterprise value.
EVP	Employer Value Proposition.
Exchange Act	U.S. Securities Exchange Act of 1934, as amended.
Fiber Coax	Com Hem’s vertical network which consists of both fiber and cable infrastructure and comprises approximately 1.7 million households.
GB	Gigabyte.
GDP	Gross domestic product.
GDPR	The General Data Protection Regulation (EU 2016/679).
GSMA	Global System for Mobile Communications, which represents the interests of mobile operators worldwide.
HD	High Definition television content; the delivery of television content over Internet Protocol networks.
HRK	Croatian kuna.
IoT	Internet of Things.
IP	Internet protocol.
IPTV	Internet protocol television.
IRS	The U.S. Internal Revenue Service.
ISDN
Integrated Services Digital Network is a set of communication standards for simultaneous digital transmission of voice, video, data, and other network services over the traditional circuits of the public switched telephone network.

Kinnevik	Kinnevik AB (publ).
Kinnevik Shares	20,733,965 Tele2 Class A shares, 131,699,187 Tele2 Class B shares and 33,911,671 Com Hem shares represented to be owned by Kinnevik as of January 10, 2018.
KPN	KPN Telecom B.V.
KZT	Kazakhstani Tenge.
LAN	Local area network.
LRIC	Long-run incremental cost.
LSI	Leadership Index.
LTE	Long Term Evolution is the project name of a new high performance air interface for cellular mobile communication systems.
Market 1	The market for wholesale call termination on individual public telephone networks provided at a fixed location.
Market 2	The market for wholesale voice call termination on individual mobile networks.
Market 3a	The market for wholesale local access provided at a fixed location.
Market 3b	The market for wholesale central access provided at a fixed location for mass-market products.
Market 4	The market for wholesale high-quality access provided at a fixed location.
MarketLine	A provider of industry specific research reports and information.
MDUs	Multi-dwelling units.
Merger	The proposed merger of Tele2 and Com Hem.
Merger Agreement	An agreement, which essentially stipulates that Tele2 and Com Hem have agreed to combine their business operations through a merger.
Merger Consideration	The Cash Consideration and Non-Cash Consideration jointly.
Merger Plan	Merger plan, which provides for the merger of Tele2 and Com Hem, subject to shareholder approval.
MNO	Mobile network operator.

Mobile M2M	Mobile machine-to-machine.
MVNO	Mobile virtual network operator.
Nasdaq Stockholm	The regulated market operated by Nasdaq Stockholm AB.
Net4mobility HB	NET4MOBILITY Handelsbolag.
Non-Cash Consideration	[ ] Tele2 B shares to be issued to the shareholders of Com Hem upon completion of the Merger.
Nordea	Nordea Bank AB (publ).(1)
NPS	Net Promoter Score.
OCF	Operating cash flow.
OffNet	The subset of Com Hem’s customers outside of Com Hem’s addressable footprint.
Ondra	Ondra LLP.
OTT	Over-the-top.
PFIC	Passive foreign investment company for U.S. taxation purposes.
PSTN	Public Switched Telephone Network.
PTS	The Swedish Post and Telecom Authority.
Radio and Television Act	Swedish Radio and Television Act, which entered into force on August 1, 2010.
Recommendation	The EC’s recommendation regarding the product and service markets in the electronic communications sector that should be subject to access regulation due to lack of competition.
Reclassification Period	The calendar months of January and July of each year.
Reorganization	Tax-free reorganization under Section 368 of the U.S. Internal Revenue Code of 1986, as amended.
RLAH	Roam Like At Home.
Rothschild	N M Rothschild & Sons Limited.
SBA	Swedish Broadcasting Authority.
SCA	Swedish Competition Authority.
SCRO	The Swedish Companies Registration Office (Bolagsverket).
SDU	Single dwelling unit.
SEC	Securities and Exchange Commission.
Securities Act	The U.S. Securities Act of 1933, as amended.
SEK	Swedish krona.
SEK million	Million Swedish kronor.
SFSA	Swedish Financial Supervisory Authority (Finansinspektionen).
Skanova AB	Skanova Aktiebolag.
SMP	Significant Market Power.
STBs	Set-top boxes.
STIBOR	Stockholm Interbank Offered Rates.
Stokab	Aktiebolaget STOKAB.
Svenska UMTS	Svenska UMTS-nät AB.
Swedish Companies Act	Swedish Companies Act (2005:551) (Aktiebolagslagen (2005:551).
Swedish Personal Data Act (1998:204)	Swedish Personal Data Act (1998:204) (Personuppgiftslagen (1998:204).
TB	Terabyte.
Tele2 Unaudited Interim Consolidated Financial Statements
Unaudited interim condensed consolidated financial statements of Tele2 as at and for the three and six months ended June 30, 2018 and 2017, including the related notes thereto, which have been prepared in accordance with IAS 34.

Tele2	Tele2 AB (publ), registration number 556410-8917, or the group in which Tele2 AB (publ) is the parent company, depending on the context.
Tele2 Audited Consolidated Financial Statements
Audited consolidated financial statements of Tele2 as at and for the fiscal years ended December 31, 2017, 2016 and 2015 including the related notes thereto, which have been prepared in accordance with IFRS.

Telenor	Telenor Sverige AB.
Telia Company	Telia Company AB (publ).
Teracom	Teracom Group AB.
The Merger	The merger of Tele2 AB (publ) and Com Hem Holding AB (publ) which will be undertaken by way of absorption, with Tele2 as the absorbing company and Com Hem as the transferring company.
Trafikverket	Swedish Transport Administration (Trafikverket).
Treaty	The income tax treaty between the United States and Sweden.
TSR	Total shareholder return.
TWI	Tele2 Way Index.
U.S. Holder
a beneficial owner of Com Hem shares (or, after Completion of the Merger, a beneficial owner of Tele2 B shares) that is, for U.S. federal income tax purposes; (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (y) the trust has a valid election in place to be treated as a domestic trust for U.S. federal income tax purposes.

UN	The United Nations.
USD	US Dollar.
VoD	Video on demand.
VoIP	Voice over IP.
VPN	Virtual private network.
xDSL	Digital subscriber line.
_____________________
(1) Nordea is not registered as a broker or dealer in the United States of America and will not be engaging in communications relating to any transaction described herein with any person located within the United States of America (whether on a reverse-inquiry basis or otherwise).

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS OF A SWEDISH COMPANY

Under current Swedish exchange control regulations, transfers of capital to and from Sweden are not subject to prior government approval except for the physical transfer of payments in currency, which is restricted to licensed banks. This means that non-Swedish resident shareholders may receive dividend payments without a Swedish exchange control consent as long as the payment is made through a licensed bank.

Under Swedish law, there is no limitation on the right of non-residents or non-Swedish shareholders to own or, where applicable, to exercise their voting rights attached to the securities of a Swedish company.

ENFORCEMENT OF FOREIGN JUDGMENTS AND SERVICE OF PROCESS

Tele2 is a public limited liability company formed under the laws of the Kingdom of Sweden. Substantially all of Tele2’s directors and senior executives reside outside the United States. A substantial portion of Tele2’s assets and the assets of non-resident persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Tele2 or those persons or to enforce against Tele2 or them, either inside or outside the United States, judgments obtained in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action predicated upon civil liability provisions of the federal securities laws of the United States. Tele2 has been advised by its Swedish legal advisers, Advokatfirman Vinge KB (as to Swedish law), that, both in original actions and in actions for the enforcement of judgments of U.S. courts, there is doubt as to whether civil liabilities predicated solely upon the U.S. federal securities laws are enforceable in Sweden.

LEGAL MATTERS

The validity of the Tele2 B shares to be issued in connection with the Merger will be passed upon for Tele2 by Advokatfirman Vinge KB. Certain U.S. tax matters in respect of the Merger will be passed upon for Tele2 by Shearman & Sterling LLP, and certain Swedish tax matters in respect of the Merger will be passed upon for Tele2 by Svalner Skatt & Transaktion KB.

EXPERTS

The consolidated financial statements of Tele2 AB (publ) as of December 31, 2017, 2016 and 2015, and for each of the years then ended, included in this prospectus, have been audited by Deloitte AB, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the consolidated financial statements and includes  explanatory paragraphs referring to certain restatements of the previously issued consolidated financial statements for misstatements identified and for the impact of the adoption of IFRS 15 Revenue from Contracts with Customers). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Com Hem Holding AB (publ) as of December 31, 2017 and 2016, and for each of the years in the two-year period ended December 31, 2017, have been included herein in reliance upon the report of KPMG AB, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2017 and 2016 consolidated financial statements contains two “Other Matter” paragraphs that state that i) the accompanying 2017 consolidated financial statements have been restated to correct for misstatements relating to the application of accounting for share-based incentive programs under IFRS, and ii) states that the accompanying consolidated balance sheet of Com Hem Holding AB and its subsidiaries as of December 31, 2015, and the related statements of income and comprehensive income, changes in equity, and cash flows for the year then ended were not audited, reviewed, or compliled by KPMG AB and, accordingly, KPMG AB do not express an opinion or any other form of assurance on them.

ANNEX A: THE MERGER PLAN

MERGER PLAN

This is a translation of the Swedish language version of the merger plan.  In the event of any discrepancy between the English version of the merger plan and the Swedish language version of the merger plan, the Swedish language version shall prevail.

The Board of Directors of Tele2 AB (publ), a public limited liability company with corporate registration number 556410-8917, (“Tele2”), with its registered office in Stockholm, and the Board of Directors of Com Hem Holding AB (publ), a public limited liability company with corporate registration number 556858-6613, (“Com Hem”), with its registered office in Stockholm, have agreed on a merger between Tele2 and Com Hem pursuant to Chapter 23, Section 1 of the Swedish Companies Act (2005:551) (the “Companies Act”; Sw. aktiebolagslagen (2005:551)) (the “Merger”).  The Merger shall be undertaken by way of absorption, with Tele2 as the absorbing company and Com Hem as the transferring company.  The combined company which is the result of the Merger will be referred to as “Enlarged Tele2”.  Com Hem shall automatically dissolve as a result of the Merger.

In conjunction with this, the Board of Directors of Tele2 and the Board of Directors of Com Hem (together the “Boards”) have prepared the following Merger plan (the “Merger Plan”).

1. Rationale for the Merger

The Boards have investigated the consequences of a Merger between the two companies and the Boards each see a compelling strategic fit between Tele2 and Com Hem.  The Merger is expected to be significantly value accretive for all stakeholders through:

Combination of two highly complementary businesses: Creating a leading integrated connectivity provider in the Swedish telecommunications market by merging an award-winning mobile network with the fastest national fixed network and the widest range of content in the market, with a combined customer base including 3.9 million mobile customers, 0.8 million broadband customers and 1.1 million digital TV customers in Sweden.1

Enabling a superior customer offering meeting the demands of tomorrow: Enlarged Tele2 will be positioned for enhanced growth capitalising on increased fixed and mobile data consumption underpinned by accelerated video demand, by offering a full range of complementary and ubiquitous high-quality connectivity and digital services.

Greater scale and diversification: The Merger will build strength through increased scale and product diversification.

Unlocking significant synergies: Tele2 and Com Hem see potential to unlock meaningful long-term value through opex, capex and revenue synergies.

1 Number of combined customers calculated as the sum of Tele2 customers and Com Hem consumer and Boxer segment RGUs as per the respective companies’ Q3 2017 reports.

Attractive financial profile: Enlarged Tele2 will have a more diversified revenue and cash flow base through its broader and complementary product offering and is expected to have significant capacity for attractive shareholder remuneration and returns.

2. Determination of the Merger Consideration and circumstances of significance in the evaluation of the appropriateness of the Merger

The Merger Consideration (as defined below) has been determined with the intention of achieving a fair distribution of the value in Enlarged Tele2 between the shareholders in both Tele2 and Com Hem.  In determining a fair Merger Consideration for both Tele2’s and Com Hem’s shareholders, the Boards have taken a number of factors into consideration.  The Boards have primarily considered the respective companies’ current market capitalization, the observable relative market capitalization over time between the companies and the distribution of synergies between the shareholders.2 The Boards have also considered a number of additional valuation methodologies such as relative valuation both vis-á-vis comparable companies and between the companies using EV/EBITDA, EV/OCF3 multiples and yield metrics and discounted cash flow valuation.

The Boards have jointly stated that, by taking the above factors into account and applying the above valuation methods, the Merger Consideration has been determined so that one (1) Com Hem share will be exchanged for 1.0374 B shares in Tele2 and SEK 37.02 in cash (see further under section 3 “Merger Consideration, etc.” below).

The Boards are of the opinion that the Merger is beneficial to the companies and the shareholders.  The Board of Directors of Tele2 considers the Merger Consideration to be fair from a financial point of view to Tele2 and has obtained a fairness opinion dated January 9, 2018 from N M Rothschild & Sons Limited reflecting their opinion as of that date that, on the basis of the considerations stated therein, the Merger Consideration to be paid by Tele2 is fair, from a financial point of view, to Tele2.  The Board of Directors of Com Hem considers the Merger Consideration to be fair, from a financial point of view, to the holders of Com Hem common stock (other than Tele2 and its affiliates) and this view is supported by a fairness opinion from Bank of America Merrill Lynch, dated as of January 9, 2018, to the effect that, as of such date and based upon and subject to the assumptions and limitations set forth therein, the Merger Consideration to be received in the Merger by holders of shares of Com Hem common stock (other than Tele2 and its affiliates) is fair, from a financial point of view, to such holders.

2  Tele2 has A shares and B shares listed on Nasdaq Stockholm. Each A share carries ten (10) votes and each B share carries one (1) vote at general meetings of shareholders. Market capitalization for Tele2 has been determined as the number of outstanding A shares multiplied with the price for the A shares listed on Nasdaq Stockholm together with the number of outstanding B shares multiplied with the price for the B shares listed on Nasdaq Stockholm. On January 9, 2018, Tele2 had 22,793,523 outstanding A shares and 479,962,030 outstanding B shares (excluding shares held in treasury), with prices on Nasdaq Stockholm of SEK 105.50 and SEK 105.05, respectively. Com Hem’s shares are listed on Nasdaq Stockholm. Market capitalization for Com Hem has been determined as the number of outstanding shares multiplied with the price for the shares listed on Nasdaq Stockholm. On January 9, 2018, Com Hem had 178,135,344 outstanding shares (excluding shares held in treasury) with a price on Nasdaq Stockholm of SEK 130.60.
3 OCF is defined as adjusted EBITDA-Capex.

3. Merger Consideration, etc.

Tele2 shall provide consideration for the Merger to the shareholders of Com Hem as described below.

Merger Consideration

One (1) share in Com Hem entitles the holder to receive 1.0374 new B shares in Tele2 (the “Non-Cash Consideration”) and SEK 37.02 in cash (the “Cash Consideration” and jointly with the Non-Cash Consideration, the “Merger Consideration”).

Fractions

Only whole shares in Tele2 will be paid to Com Hem’s shareholders as Non-Cash Consideration for the Merger.  Tele2 and Com Hem will, therefore, retain Nordea Bank AB (publ) (“Nordea”) to aggregate all fractions of Tele2 B shares (“Fractions”) which do not entitle the holder to a whole new Tele2 B share as Non-Cash Consideration and the total number of Tele2 B shares corresponding to such Fractions will then be sold by Nordea on Nasdaq Stockholm.  The sale shall be made as soon as possible after the registration of the Merger with the Swedish Companies Registration Office (Sw. Bolagsverket).  The proceeds from the sale of Fractions will be settled by Nordea and then paid to those entitled to it in proportion to the value of Fractions held immediately prior to the sale.  This payment shall take place no later than ten (10) banking days after the sale of Fractions.

Share issue

The issue of B shares to settle the Non-Cash Consideration shall be resolved upon by the shareholders of Tele2 at the general meeting which will resolve upon the Merger Plan.

The B shares in Tele2 issued to the shareholders of Com Hem as Non-Cash Consideration shall carry rights to dividends for the first time on the record date that occurs following Completion (as defined below).  The shareholders of Com Hem will be entitled to receive dividends in Tele2 in accordance with the provisions of Tele2’s articles of association.

Shares in Com Hem held by or on behalf of Com Hem will be cancelled in accordance with the provisions in the Companies Act.

4. Settlement of the Merger Consideration

Those entitled to receive Merger Consideration will be the shareholders registered in the share register of Com Hem on the date that the Swedish Companies Registration Office registers the Merger (see section 7 “Completion of the Merger” below).

Unless otherwise stated below, the Merger Consideration will be accounted for by Euroclear Sweden registering the number of shares in Tele2 in the securities account of each duly entitled party following registration of the Merger with the Swedish Companies Registration Office.  Meanwhile, the shareholding in Com Hem of such parties will be deregistered from the same account.  Thus, the Merger Consideration will be distributed automatically and no actions will be required from the shareholders of Com Hem in relation thereto.  The new B shares in Tele2 distributed as Non-Cash Consideration shall carry full shareholder rights as from the date of their registration with the Swedish Companies Registration Office.

The proceeds from the sale of Fractions, as described above, will be settled by Nordea.  This shall take place no later than ten (10) banking days after the sale of Fractions.

If the shares in Com Hem are pledged on the date of account of the Merger Consideration, as a result account shall be made to the pledge holder.  If the shares in Com Hem are registered with a nominee, as a result account shall be made to the nominee.

The Merger is expected to be registered in the second half of 2018 (see section 7 “Completion of the Merger” below).

5. Pre-merger undertakings

The parties undertake to take all necessary actions in order to complete the Merger on the terms set out herein.

Tele2 and Com Hem shall, during the period from the date of this Merger Plan and until Completion, carry on the business of their respective companies in the ordinary course of business and shall not, without the prior written consent of the other party, take any of the following actions:

(a)
declare or pay any dividend or other distribution to shareholders, except that (i) Tele2 may pay cash dividends of SEK 4 per share to Tele2’s shareholders, (ii) Com Hem may pay cash dividends of SEK 6 per share to Com Hem’s shareholders, (iii) Com Hem may buy back shares in Com Hem for a total amount of up to SEK 186,000,000 up until March 20, 2018 in accordance with the resolution of the Board of Directors of Com Hem on October 17, 2017, and (iv) Com Hem may buy back the Executive Warrants (as defined below under section 11 “Holders of securities with special rights in Com Hem”) in Com Hem in accordance with the resolution of the annual general meeting of Com Hem on March 23, 2017;

(b)
issue or create shares or other securities, except for (i) Tele2’s directed issues of class C shares carried out in the ordinary course of business consistent with past practices in order to secure Tele2’s undertakings to deliver shares to the participants in its long term incentive plans and (ii) except for any debt securities issued by Com Hem in connection with the refinancing of its existing debt;

(c)	acquire, sell or agree to acquire or sell, material shareholdings, businesses or assets;

(d)
enter into or amend any material contracts or arrangements, or incur any material additional indebtedness other than in the ordinary course of operating its business, except that Com Hem may refinance its existing debt; or

(e)	amend the articles of association or any other constitutional documents.

6. Conditions for the Merger

Completion is conditional upon:

1.	that at a general meeting in Tele2, the shareholders of Tele2 approve the Merger Plan and resolve upon the Non-Cash Consideration shares for the Merger;

2.	that at a general meeting in Com Hem, the shareholders of Com Hem approve the Merger Plan;

3.
that Tele2’s Registration Statement on Form F-4 in the United States becomes effective under the U.S. Securities Act of 1933, as amended, and not being the subject of any stop order or proceeding seeking a stop order by the Securities and Exchange Commission;

4.	that Nasdaq Stockholm has admitted the Non-Cash Consideration shares to trading on Nasdaq Stockholm;

5.
that all permits and approvals of the competition authorities that are necessary for the Merger have been obtained on terms containing no remedies, conditions or undertakings which in the opinion of the Boards, acting in good faith, would have a material adverse effect on the business, competitive or financial position of Enlarged Tele2 following Completion;

6.	that the Merger is not in whole or in part made impossible or materially impeded as a result of legislation, court rulings, decisions by public authorities or anything similar;

7.
that the pre-merger undertakings made by Tele2 and Com Hem as set out in section 5 “Pre-merger undertakings” in this Merger Plan are not breached before the day of the registration of the Merger with the Swedish Companies Registration Office in any such way which would result in a material adverse effect on the Merger or Enlarged Tele2; and

8.
that no change, matter or event or series of changes, matters or events has occurred that has had or could reasonably be expected to have a material adverse effect on the financial position or operation, including sales, results, liquidity, equity ratio, equity or assets of Com Hem or Tele2 or Enlarged Tele2, and as a result of which the other party cannot reasonably be expected to complete the Merger.

If the conditions set out in this section have not been satisfied and Completion has not taken place on or before March 31, 2019, the Merger will not be implemented and this Merger Plan shall cease to have any further effect, however that the Merger will only be discontinued and the Merger Plan shall only cease to have any further effect, to the extent permitted by applicable law, if the non-satisfaction is of material importance to the Merger or Enlarged Tele2.  The Boards reserve the right to jointly waive, in whole or in part, one, several or all of the conditions above.

The Boards shall, subject to applicable law, be entitled to jointly decide to postpone the last date for fulfilment of the conditions from March 31, 2019 to a later date.

7. Completion of the Merger

Planned registration of the Merger

Subject to fulfilment of the conditions for the Merger as set out in section 6 above, the Merger will take effect as of the date when the Swedish Companies Registration Office registers the Merger (the “Completion”).  Taking into consideration the time required for the regulatory approval process, the date for such registration is expected to occur in the second half of 2018.  Tele2 and Com Hem will announce the date on which the Swedish Companies Registration Office is expected to register the Merger at a later stage.

Com Hem’s dissolution

Com Hem will be dissolved and all its assets and liabilities will be transferred to Tele2 at Completion.

The last day for trading in the Com Hem shares is expected to be the trading day that falls two (2) trading days prior to the date of Completion.

Listing of the issued Non-Cash Consideration shares

Tele2 shall apply for the listing of the new shares to be issued by Tele2 as Non-Cash Consideration on Nasdaq Stockholm and the first day of trading of such shares is estimated to take place two (2) trading days following the date of Completion.

8. Financing

Tele2 has obtained committed financing for the Merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility.  The bridge facility has a tenor of up to twenty-four (24) months and is to be used to finance the Merger and will be replaced and/or refinanced by the issuance of capital markets debt or loans with longer tenors.

9. Due diligence

When preparing for the Merger, the companies have conducted limited, customary due diligence reviews of certain business, financial, commercial and legal information relating to Tele2 and Com Hem, respectively.  During such due diligence, each of Tele2 and Com Hem have confirmed that the results for FY 2017 are expected to meet market expectations.  During the due diligence reviews, no other information that had not previously been disclosed and which would constitute inside information in Tele2 or Com Hem was shared.

10. Voting commitment

Tele2’s and Com Hem’s major shareholder, Kinnevik AB (publ), holding 30.1 percent of the shares and 47.6 percent of the votes in Tele24 and 18.7 percent of the shares and votes in Com Hem5, has undertaken to vote in favor of the Merger at the respective general meetings.

4  Kinnevik AB (publ) holding based on shares issued
5  Kinnevik AB (publ) holding based on shares issued

11. Holders of securities with special rights in Com Hem

As part of an incentive program for executive management in Com Hem, key employees and Board members, Com Hem has issued in total 2,474,546 warrants according to a decision at the extraordinary general meeting held on June 3, 2014 (the “Executive Warrants”).  As of the date of the Merger Plan, Com Hem has 2,289,306 outstanding Executive Warrants.  The Executive Warrants have been offered to executive management, key employees and Board members at market terms.

Each of the Executive Warrants entitle the holder to subscribe for one (1) new share at a subscription price of SEK 78.94 during the period from April 1, 2018 through June 30, 2018.

Pursuant to a resolution by the annual general meeting of Com Hem on March 23, 2017, the warrant holders may elect at any time between April 17, 2018 and June 11, 2018 to accept an offer by Com Hem to buy back the Executive Warrants.

Pursuant to the terms and conditions of the Executive Warrants, the exercise period of the Executive Warrants will accelerate in case of a merger and subscription for shares through exercise of the warrants must be effected not later than the fifth weekday prior to the general meeting that resolves on the Merger.  Following the accelerated exercise period, the Executive Warrants will lapse.  This means that there will be no outstanding Executive Warrants at Completion.

The Remuneration Committee of the Board of Directors of Com Hem has, in accordance with the relevant plan rules and conditional upon the Swedish Companies Registration Office having registered its authorisation to implement the Merger Plan, resolved to accelerate the long term incentive plans LTIP 2016 and LTIP 2017 and to compensate the participants with a cash consideration in accordance with the plan rules.

Apart from the above, there are no other outstanding warrants, convertibles or other securities providing the holder with special rights in Com Hem.

Except from the above, there are no other incentive programs for the Board members, executive management or other employees that will be affected by the Merger.

12. Fees, etc. relating to the Merger

Except as set forth below, no special fees or benefits, each within the meaning of the Swedish Companies Act, shall be granted in connection with the Merger to any members of the Boards of Directors, the managing directors (each a “CEO”) or the auditors of either Tele2 or Com Hem.

The CEO of Tele2 is entitled to a retention bonus equaling 18 months’ base salary payable upon
Completion.

The auditors of Tele2 and Com Hem shall be paid as per invoice for, inter alia, their work with the audit of financial statements required for US federal securities filing purposes, their statement concerning the Merger Plan, their review of the merger document and any other work performed by the auditors with respect to the Merger.

13. Other

The Chairman of the Board of Directors of Tele2 and the Chairman of the Board of Directors of Com Hem shall be entitled to jointly make any minor amendments to the Merger Plan that may prove necessary in connection with the registration of the Merger Plan or the Merger with the Swedish Companies Registration Office, or Euroclear Sweden in connection with the account of the Merger Consideration.

Attached to the Merger Plan are the following documents:

1. Tele2’s financial statements for the fiscal years 2014, 2015 and 2016.

2. Com Hem’s financial statements for the fiscal years 2014, 2015 and 2016.

3. Tele2’s financial statements for the nine month period ended September 30, 2017.

4. Com Hem’s financial statements for the nine month period ended September 30, 2017.

5. Auditors’ statement in accordance with Chapter 23, Section 11 of the Companies Act.

Stockholm, January 9, 2018 Tele2 AB (publ) The Board of Directors
Mike Parton Chairman	Sofia Arhall Bergendorff	Anders Björkman
Irina Hemmers	Eamonn O’Hare	Carla Smits-Nusteling

Stockholm, January 9, 2018 Com Hem Holding AB (publ) The Board of Directors
Andrew Barron Chairman	Anders Nilsson	Eva Lindqvist
Monica Caneman	Tomas Kadura	Mia Bohlin

ANNEX B: THE MERGER AGREEMENT

Dated 9 January 2018

MERGER AGREEMENT

between Tele 2 AB (publ) and Com Hem Holding AB (publ)

Linklaters

Linklaters
AdvokatbyrAB
Regeringsgatan 67
Box 7833
103 98 Stockholm

Telephone (+46) 8 665 66 00
Facsimile (+46) 8 667 68 83

Table of Contents

Contents	Page

1	Background and purpose	4

2	Definitions	4

3	Actions for the purpose of undertaking the Merger	6

4	Merger control	8

5	Financing	9

6	Undertakings by the Key Shareholder	9

7	Fulfilment of conditions	10

8	Governing law and jurisdiction	10

Schedule 1 – Merger Plan		13

This merger agreement is made on 9 January 2018 between:

(1)	Tele2 AB (publ), a public limited liability company with corporate registration number 556410-8917, with its registered office in Stockholm (“Tele2”), and

(2)	Com Hem Holding AB (publ), a public limited liability company with corporate registration number 556858-6613, with its registered office in Stockholm (“CH”).

These entities shall in this Agreement jointly be referred to as the “Parties”, and either of them as a “Party”.

1	Background and purpose

1.1
This Agreement sets out the terms and conditions on which the board of directors of Tele2, representing Tele2, and the board of directors of CH, representing CH, have agreed, concurrently by entering into this Agreement, to sign a Merger Plan (as defined below) for the purpose of carrying out a statutory merger between Tele2 and CH.  The merger shall be undertaken by way of an absorption, with Tele2 as the surviving entity (the “Merger” as further defined below).

1.2
The terms and conditions of the Merger are set out in the Merger Plan.  The purpose of this Agreement is to set out certain additional terms agreed between the Parties to support the implementation and Completion (as defined below) of the Merger.

2	Definitions

Unless expressly stated to the contrary or where the context otherwise requires, the following terms have the following meanings for the purposes of this Agreement:

“Agreement” means this merger agreement with all schedules attached hereto.

“Announcement Date” means 10 January 2018.

“Cash Consideration” means the part of the Merger Consideration to be paid in cash.

“CH BoD” means the board of directors of CH as of the date of this Agreement.

“CH Official Management” means the official management of CH as of the date of this Agreement.

“CH Shares” means all the outstanding shares in CH.

“CH Shareholders” means CH’s shareholders as of any point in time relevant for the Merger and this Agreement.

“Competition Authority” means the European Commission or - after a possible formal referral from the European Commission - the Swedish Competition Authority (Sw:  Konkurrensverket).

“Completion” means the date when Tele2’s absorption of CH in accordance with the Merger Plan is effectuated by the Swedish Companies Registration Office registers the Merger.

“Conditions” means the conditions for the Merger set out in the Merger Plan.

“Key Shareholder” means Kinnevik AB, a public limited liability company with corporate registration number 556047-9742, with its registered office in Stockholm.

“Merger” means the statutory merger of the Parties in accordance with chapter 23 of the Swedish Companies Act (Sw. aktiebolagslag (2005:551)), with Tele2 as the surviving entity, subject to the terms and conditions set out in the Merger Plan.

“Merger Consideration” has the meaning given to it in the Merger Plan.

“Merger Plan” means the merger plan signed by the Tele2 BoD and the CH BoD concurrently with the entering into of this Agreement, attached as Schedule 1 to this Agreement.

“Offer Documents” means (i) an international standard prospectus in accordance with the applicable laws and regulations prepared by Tele2 (with a standard responsibility statement of its directors) including any information about CH, and to be approved by the SFSA, which is needed for listing and trading of the new ordinary B shares to be issued by Tele2 to the CH Shareholders as the Share Consideration pursuant to the terms of the Merger Plan (the “Prospectus”); and (ii) a U.S. registration statement meeting the requirements of Form F-4 (the “US Registration Statement”) to be declared effective by the US Securities and Exchange Commission (the “SEC”).

“Share Consideration” means the part of the Merger Consideration to be paid in shares.

“SFSA” means the Swedish Financial Supervisory Authority (Sw. Finansinspektionen).

“Tele2 BoD” means the board of directors of Tele2 as of the date of this Agreement.

“Tele2 Official Management” means the official management of Tele2 as of the date of this Agreement.

“Tele2 Shareholders” means Tele2’s shareholders from time to time.

3	Actions for the purpose of undertaking the Merger

3.1
For the purpose of implementing the Merger in accordance with the terms and conditions set out in the Merger Plan, each of Tele2 and CH, respectively, undertakes, subject to any obligations arising out of statutory laws, including US federal securities laws and the rules and regulations promulgated thereunder, to take the following actions following the Announcement Date:

(i)	Tele2 undertakes to use reasonable best efforts (including making all required filings with the SEC and taking all other actions required) to as promptly as reasonably practicable:

a.
obtain the approval from the SFSA for Tele2 to publish the Prospectus and a declaration by the SEC that the U.S. Registration Statement is effective, in each case as promptly as reasonably practicable after filing; and

b.	make any filings required under the “blue sky laws” of any state of the United States in connection with the transactions contemplated hereby.

(ii)
CH undertakes to assist Tele2 with preparing the Offer Documents with regard to information relating to CH that is required by applicable law or regulation to be included in the Offer Documents (the “CH Information”), but Tele2 shall be the main party responsible for the drafting of the Offer Documents.  This includes that CH shall supply (and use its reasonable best efforts to procure that its auditors and advisors supply) Tele2 with CH Information reasonably requested by Tele2 or its advisors, for the purpose of preparing the Offer Documents.

(iii)
The Parties undertake to announce the calling for an extraordinary general meeting for the purpose of the CH Shareholders and the Tele2 Shareholders respectively, approving the Merger as promptly as reasonably practicable following the fulfilment of Clause 3 (i) above, however that the calling for the extraordinary meetings should always be synchronised so that the meetings are held on the same date and time and in no event earlier than on 4 May 2018.

3.2
No filing of, or amendment or supplement to, the Offer Documents (or responses to any material written comments of the SFSA or the SEC with respect thereto) will be made by Tele2, in each case without providing CH a reasonable opportunity to review and comment thereon (including the proposed final version of such document or response) and Tele2 will consider in good faith any comments reasonably proposed by CH within the timeframe available and shall not file or mail any such document or respond to any material written comments of the SFSA or the SEC prior to receiving the approval of CH, which approval shall not be unreasonably withheld, conditioned or delayed.  Any description or reference to CH in the Offer Documents will be in a form reasonably acceptable to CH and its counsels.

3.3
CH warrants to Tele2 that the CH Information supplied by CH for inclusion in the Offer Documents will not, at (i) the time the US Registration Statement is declared effective, (ii) the time the Prospectus is approved by the SFSA (ii) the time of the general meeting of CH approving the Merger Plan and (iv) at Completion, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.4
Tele2 warrants to CH that the information about Tele2 set out in the Offer Documents will not, at (i) the time the US Registration Statement is declared effective, (ii) the time the Prospectus is approved by the SFSA (ii) the time of the general meeting of Chrono approving the Merger Plan and (iv) at Completion, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4	Merger control

4.1
To satisfy the conditions as set out in section 6.5 of the Merger Plan, the Parties shall as soon as practically possible following the Announcement Date, proceed with the preparation, prenotification, consultation and formal submission of the merger control notifications to the Competition Authority.  The Parties shall use best efforts to procure that the preparation, pre- notification, consultation and formal submission of the merger control notifications are made without undue delay in order to obtain merger control approval as soon as possible.  The Parties’ mutual aim is to submit the formal submission of the merger control notification to the Competition Authority no later than 4 months following the Announcement Date.

4.2
The Parties shall prepare the relevant submissions and any material communication with the Competition Authority jointly.  Any not insignificant requests and enquiries from the Competition Authority shall be dealt with jointly.  The Parties shall promptly co-operate with and provide all necessary information and assistance reasonably required by the Competition Authority.  Each Party and/or its advisers shall be given the opportunity to attend all meetings and material telephone calls with the Competition Authority and to make oral submissions at such meetings and calls.

4.3
Each Party shall notify the other Party of the receipt of any and all non-trivial communication from the Competition Authority with respect to the Merger, and shall without delay provide the other Party with copies of such communication.

4.4
The Parties undertake without undue delay, to supply (or procure the supply of) any information and data that is reasonably required for satisfying the conditions in section 6.5 of the Merger Plan.  The Parties will use best efforts to procure that any such information and data is correct, complete and not misleading.

4.5
If any information and data that is reasonably required for satisfying the conditions in section 6.5 of the Merger Plan is considered competitively sensitive and exchange between the Parties as a result is prohibited by applicable competition laws, such information shall be exchanged between the Parties’ respective external legal counsels on a counsel to counsel basis.

4.6
The Parties undertake to promote or take any action necessary to receive merger control clearance from the Competition Authority in order to satisfying the conditions in section 6.5 of the Merger Plan.  Nothing in this Clause 4 shall oblige either Party to offer or accept any conditions, undertakings or remedies necessary to satisfy section 6.5 of the Merger Plan if such conditions, undertakings or remedies have a material adverse impact on the business, competitive or financial position of Tele2 following Completion of the Merger.

5	Financing

5.1
Tele2 has at the Announcement Date, and will until and on Completion, have access to fully sufficient cash funds to pay the Cash Consideration in the Merger and the outstanding debt to CH in accordance with the terms set out in the Merger Plan.

5.2	Tele2 shall ensure that Tele2 can duly and timely draw down the necessary cash funds to settle and pay for any and all CH Shares in the Merger in accordance with the terms set out in the Merger Plan.

5.3
The Parties undertake to co-operate in good faith up and until Completion in all material matters concerning the financing of the respective Party and each Party shall, insofar as is reasonably practical and appropriate, consult with the other party before entering into, materially amending or terminating, any material financing agreement.

6	Undertakings by the Key Shareholder

The Parties acknowledge that the following undertakings shall be executed and duly delivered to the Parties on or before the Announcement Date:

(i)	the voting commitment by the Key Shareholder, as accepted by Tele2 and CH; and

(ii)	the regulatory undertaking by the Key Shareholder, as accepted by Tele2 and CH.

7	Fulfilment of conditions

7.1
Each Party undertakes to, subject to any obligations arising out of statutory laws or stock exchange rules, without undue delay notify the other Party of the occurrence of any event or circumstance that may entail that one or more of the Conditions not being fulfilled.

7.2
Each Party shall immediately prior to Completion confirm to the other Party that all the Conditions will be fulfilled at Completion or that any such fulfilment is, to the best knowledge of the Tele2 BoD as well as the Tele2 Official Management and the CH BoD as well as the CH Official Management, respectively, imminent (such declarations to be given on behalf of the Parties).

8	Governing law and jurisdiction

8.1	This Agreement shall be governed by and construed in accordance with substantial Swedish law

8.2
Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.

8.3
The seat of arbitration shall be Stockholm, Sweden.  The language used in the arbitral proceedings shall be English.  The arbitration proceedings and the arbitration award shall be governed by confidentiality.

Separate signature page to follow

Com Hem Holding AB (publ)

/s/ Andrew Barron		/s/ Anders Nilsson
By:	Andrew Barron	By:	Anders Nilsson
	Chairman		CEO

Tele2 AB (publ)

/s/ Allison Kirkby		/s/ Lars Nordmark
By: Allison Kirkby		By: Lars Nordmark

Schedule 1 – Merger Plan

ANNEX C: VOTING COMMITMENT AND REGULATORY UNDERTAKING OF KINNEVIK

[Execution Copy]

To:	Tele2 AB (publ) (“Tele2”); and Com Hem Holding AB (publ) (“Com Hem”)

Stockholm, 10 January 2018

Project Play; voting commitment etc.

1.	BACKGROUND

We (Kinnevik), a Swedish investment company focused on digital consumer businesses, have been informed on a confidential basis that our portfolio company Tele2 intends to acquire our portfolio company Com Hem by way of a statutory merger of Com Hem into Tele2 (the “transaction”), and that the consideration to Com Hem’s shareholders will comprise of both cash and new issued class B Tele2 shares (the “consideration shares”).  We, Tele2 and Com Hem (may also be referred to herein, collectively as the “parties” and individually as a “party”) intends to publicly announce the transaction no later than 31 January 2018.

The transaction will be resolved upon by the general meeting of shareholders of Tele2 and Com Hem, respectively.  The board of Tele2 and Com Hem will, respectively, convene a general meeting of shareholders to resolve to approve the transaction (the “GMs”) and any other matters that may be required to implement the transaction, including but not limited to that the shareholders of Tele2 will resolve on the issuance of the consideration shares (or as the case may be an authorisation to the Tele2 board to resolve on the issuance of consideration shares in connection with completion of the transaction).  The GMs are expected to be extraordinary general meetings convened to resolve on the transaction during the late spring 2018).  Conditional upon GM approval, the transaction will be completed following merger control clearance from the EU Commission, and approval to effectuate the statutory merger from the Swedish Companies Registration Office (Sw. Bolagsverket).

2.	VOTING COMMITMENT ETC.

Against this background, we (including, as applicable, our subsidiaries Emesco AB and Kinnevik Sweden Holding AB) confirm and agree as follows:

(a)
We hereby warrant and represent that, on the date hereof, we own 20,733,965 class A shares and 131,699,187 class B shares issued by Tele2 and 33,911,671 shares issued by Com Hem.  This shareholding, together with any additional shares in Tele2 or Com Hem acquired by us up until the record dates for the GMs, is hereinafter referred to as the “shareholding”.

(b)
We  undertake  to  vote  at  the  GMs  –  by  exercising  the  voting  rights  attaching  to  the shareholding – in favour of the transaction, and any other resolution required to effect the transaction, including but not limited to  that the shareholders of Tele2 will resolve on the issuance of the consideration shares (or as the case may be an authorisation to the Tele2 board to resolve on the issuance of consideration shares in connection with completion of the transaction).

(c)
We undertake that, as from the date of this letter agreement up until the date of the GMs (the “first lock-up period”), we will own at least the same number of shares in Tele2 and Com Hem as is included in the shareholding and we will not, without the prior written consent from Tele2 and Com Hem, (i) sell, assign, transfer (not including transfers of the shareholding between Kinnevik and entities which are subsidiary companies (Sw. dotterbolag) of Kinnevik according to the Swedish Companies Act at the date of this letter agreement and at the date of such transfer) or lend (ii) grant any proxy rights over or (iii) otherwise deprive ourselves of the voting rights attached to the shareholding, save that the above restrictions shall not prohibit us from transferring shares in Tele2 or Com Hem where a disposal is required by law or by any competent authority or by order of a court of competent jurisdiction.

(d)
We undertake that, following the first lock-up period and until the statutory merger where Com Hem is absorbed by Tele2 is effectuated (the “second lock-up period”), we will own at least the same number of shares in Tele2 and Com Hem as is included in the shareholding and we will not (i) sell, assign, transfer (not including transfers of the shareholding between Kinnevik and entities which are subsidiary companies (Sw. dotterbolag) of Kinnevik according to the Swedish Companies Act at the date of this letter agreement and at the date of such transfer) or lend (ii) grant any proxy rights over or (iii) otherwise deprive ourselves of the voting rights attached to such shareholding, save that the above restrictions shall not prohibit us from (A) accepting a general offer made to all holders of shares in Tele2 made in accordance with the Swedish Takeover Rules on terms which treat all such holders alike, provided that the acceptance of such offer does not adversely impact the value of the transaction or delay the completion thereof, and the parties acknowledge that Tele2’s committed financing for the cash component of the transaction consideration is conditional upon that Kinnevik remains largest shareholder in Tele2 until settlement; or (B) executing and delivering an irrevocable commitment or undertaking to accept a general offer as referred to in (A) above; or (C) selling or otherwise disposing of shares in Tele2 or Com Hem, respectively, pursuant to any offer by Tele2 or Com Hem, respectively, to re-purchase its own shares which is made on identical terms to all holders of shares in Tele2 or Com Hem, respectively; or (D) sell any subscription rights or similar rights for the purpose of paying the price for subscribing or purchasing shares in a rights issue or other pre-emptive share offering by Tele2 or Com Hem, respectively; or (E) transferring shares in Tele2 or Com Hem where a disposal is required by law or by any competent authority or by order of a court of competent jurisdiction.

(e)
We undertake that, following the second lock-up period and for a period of six (6) months thereafter (the “third lock-up period”), we will own at least the same number of shares in Tele2 as is included in the shareholding plus the shares in Tele2 received as consideration in the transaction and we will not (i) sell, assign, transfer (not including transfers of the shareholding between Kinnevik group companies) or lend (ii) grant any proxy rights over or (iii) otherwise deprive ourselves of the voting rights attached to such shareholding, save that the above restrictions shall not prohibit us from (A) accepting a general offer made to all holders of shares in Tele2 made in accordance with the Swedish Takeover Rules on terms which treat all such holders alike; or (B) executing and delivering an irrevocable commitment or undertaking to accept a general offer as referred to in (A) above; or (C) selling or otherwise disposing of shares in Tele2 pursuant to any offer by Tele2 to re-purchase its own shares which is made on identical terms to all holders of shares in Tele2; or (D) sell any subscription rights or similar rights for the purpose of paying the price for subscribing or purchasing shares in a rights issue or other pre-emptive share offering by Tele2; or (E) sell, assign, transfer or lend or agree to sell, assign, transfer or lend all our shares in Tele2 included in the shareholding plus the shares in Tele2 received as consideration in the transaction to a strategic or financial investor as long as such investor agree to adhere to the terms of any remaining lock-up set out in this letter agreement; (F) transferring shares in Tele2 where a disposal is required by law or by any competent authority or by order of a court of competent jurisdiction.

(f)
We undertake that, in case Tele2 will offer Com Hem’s shareholders alternative options for consideration in the transaction (the merger consideration), we will always elect to receive the consideration option with the largest share component.

(g)
We confirm, notwithstanding that the prospectus to be prepared for the transaction has not yet been published, that we have been adequately informed about the terms and conditions for the transaction and about the relevant circumstances and prerequisites in relation to the transaction and the merger consideration.

3.	DISCLOSURE

We acknowledge and agree that Tele2 and Com Hem may publicly disclose the contents of this letter agreement in press releases, prospectuses, information brochures and similar announcements or advertisements for purpose of the transaction.  However, Tele2 and Com Hem, respectively, shall consult with us prior to any disclosure of the contents of this letter agreement.  To the extent the contents of this letter agreement has not been disclosed publicly by Tele2 and Com Hem, we undertake to keep the contents of this letter agreement confidential unless required by law or any other mandatory regulation or by an order of court, arbitration ruling, stock exchange, governmental or regulatory agency or self-regulatory body.

4.          TERMS AND COSTS

(a)
Except for our undertaking in section 2 (e) which will terminate on the earlier date when it can be objectively established that any of the conditions for completion of the transaction set out in the merger plan prepared by Tele2 and Com Hem will not be satisfied or that Tele2 and Com Hem decides to discontinue the transaction and the end of the third lock-up period, our undertakings in this letter agreement section 2 shall in any case terminate on 31 March 2019 (the “long stop date”), or such later date that the parties may agree to extend the long stop date to, or such earlier date when it can be objectively established that any of the conditions for completion of the transaction set out in the merger plan prepared by Tele2 and Com Hem will not be satisfied or that Tele2 and Com Hem decides to discontinue the transaction.

(b)	No party shall have any claim against the other party to the letter agreement for costs, damages, compensation or otherwise following such termination.

5.          DISPUTES AND GOVERNING LAW

Swedish law shall govern this letter agreement.  Any dispute, controversy or claim arising out of or in connection with this letter agreement, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.  The arbitral tribunal shall be composed of three arbitrators.  The place of arbitration shall be Stockholm.  The language used in the arbitral proceedings shall be English.

Separate signature page to follow

Yours sincerely,

Kinnevik AB (publ)

	/s/ Joakim Andersson	/s/ Mattias Andersson
	By: Joakim Andersson	By: Mattias Andersson

Accepted as of the date hereof,

Com Hem Holding AB (publ)

	/s/ Andrew Barron	/s/ Anders Nilsson
By:	Andrew Barron	By:	Anders Nilsson
	Chairman		CEO

Accepted as of the date hereof,

Tele2 AB (publ)

	/s/ Allison Kirkby	/s/ Lars Nordmark
	By: Allison Kirkby	By: Lars Nordmark

[Execution Copy]

To:	Tele2 AB (publ) (“Tele2”); and Com Hem Holding AB (publ) (“Com Hem”)

Stockholm, 10 January 2018

Project Play; undertakings in relation merger control clearance

1.          BACKGROUND

We (Kinnevik), a Swedish investment company focused on digital consumer businesses, have, on a confidential basis, been informed of a possible transaction where our portfolio company Tele2 acquires our portfolio company Com Hem by way of a statutory merger of Com Hem into Tele2 (the “transaction”).  As a part of the evaluation of the transaction we, Tele2 and Com Hem (may also be referred to herein collectively as the “parties” and individually as a “party”) have, respectively, made an in-depth analysis and, collectively, participated in regulatory workshops regarding merger control clearance of the transaction.  The parties have agreed to cooperate in good faith and work with an aim to publicly disclose the transaction no later than 31 January 2018, and the parties will thereafter cooperate in good faith together to initiate the merger control clearance pre-notification procedure at the European Commission.

By way of further background, we are the largest shareholder in Com Hem holding, indirectly, approx. 18.7 per cent of all shares and votes, and in Tele2 holding, directly and indirectly, approx. 30.1 per cent of all shares and 47.6 of all votes.  From a merger control perspective, we are considered to have de facto control of Tele2, but not Com Hem (but we will obtain de facto control over Com Hem if the transaction is effectuated).  Com Hem operates on the Swedish market for distribution of TV, telephony and high-speed internet network access to homes and businesses, and Tele2 operates primarily in Sweden, the Baltics, the Netherlands and Kazakhstan and offers mobile telephony and handset related data services in all its markets as well as fixed telephony and broadband networks.

In addition, we also hold, directly and indirectly, approx. 20.0 per cent of all shares and 47.6 per cent of all votes in Modern Times Group MTG AB (publ) (“MTG”).  From a merger control perspective, we are considered to have de facto control of MTG.  MTG operates primarily on the Nordic market for TV, radio and next generation entertainment experiences such as esports, digital video networks and online gaming.

The parties have concluded that Com Hem, including its’ subsidiary Bono, and MTG are distributing TV in Sweden; Bono and MTG both target, in particular, single dwelling units (so called SDU).  In addition, MTG provides content to TV distributors in Sweden.

Our envisaged control over Com Hem’s TV distribution platforms combined with our control over MTG’s TV distribution platform together represents a large share of Swedish TV subscribers in general and TV subscribers in SDUs in particular.  Thus, the European Commission’s decision to approve the transaction may be made conditional upon remedies relating to TV distribution in Sweden.

2.          UNDERTAKINGS ETC

Against this background, we (including, as applicable, our subsidiaries Emesco AB and Kinnevik Sweden Holding AB) confirm and agree, and ask Tele2 and Com Hem to confirm and agree, as follows:

(a)
The parties undertake to conduct or cause to be conducted (as applicable) all necessary work for the purpose to participate (as one of the parties) with best efforts in the merger control clearance notification procedure, including but not limited to participate in all relevant meetings, receive or get access to all relevant information and otherwise be fully involved in all material aspects of the merger control clearance notification procedure (the “notification undertaking”).  The parties understand and confirm that the notification will be prepared under the precondition that the control commitment in clause 2(c) below will be submitted during pre-notification discussions with the European Commission.

(b)
We irrevocably undertake for the benefit of Com Hem and Tele2, as follows (the “control undertaking”); to promote or take any commercially reasonable action, which in the end will result in that the European Commission no longer has any competition concern in relation to TV business in Sweden that stops it from approving the transaction, including but not limited to, to:

(i)	promote that a transaction, or series of transactions, is effectuated which in the end will result in that we no longer exercise de facto control over MTG’s TV business or MTG; or

(ii)
deprive ourselves of voting rights in MTG by way of re-classification of Class A shares to Class B shares to an extent that we can demonstrate and the European Commission can accept that we no longer exercise de facto control over MTG.

(c)
We will have the full and sole discretion to decide on the detailed structure of our commitment to the European Commission, and also which of the alternative options in 2(b) we finally submit and commit to the European Commission (the “control commitment”).

(d)
We will submit the control commitment to the European Commission no later than six (6) weeks after the request for case team allocation has been sent to the European Commission unless otherwise agreed between the parties.  For the avoidance of doubt, we shall not be precluded from amending the control commitment later during the pre- notification period.

3.	CONDITIONS

Without prejudice to the obligation to submit the control commitment in accordance with clause 2(c), the effectuation of our control undertaking (but not, for the avoidance of doubt, the notification undertaking) is conditional upon:

(i)
that it can be objectively established that the Swedish Companies Registration Office (Sw. Bolagsverket) will approve that the statutory merger is effectuated should only merger control clearance be granted;

(ii)
that Com Hem and Tele2 takes all actions / remedies / pro-competitive measures, whether behavioral or structural, in relation to any markets other than TV distribution, that the European Commission may require in order to grant merger control clearance to the transaction;

(iii)	that it can be objectively established that the European Commission will grant the required merger clearance for the transaction;

(iv)
that the control undertakings included in the final version of the control commitment (negotiated with, and submitted to, the European Commission) may be effectuated after completion of the transaction; and

(v)
that all other conditions for completion, if any, of the transaction have been fulfilled, or it can be objectively established that they will be fulfilled, or, as the case may be, waived by the parties.

4.	NON-DISCLOSURE AND COMMUNICATION OF THIS UNDERTAKING IN CONNECTION WITH THE DISCLOSURE OF THE TRANSACTION

(a)	The existence and contents of this undertaking shall be considered as Confidential Information and is thus subject to the Non-Disclosure Agreements between the parties, respectively.

(b)
Nevertheless, the parties may disclose the contents of this undertaking in their press releases, prospectuses, information brochures and similar announcements or advertisements regarding the transaction by stating that “Kinnevik has committed to participate in the EC merger control procedure and is prepared to effect pro-competitive measures if required to complete the transaction.”, but any other public disclosure or communication of this undertaking by Tele2 or Com Hem, whether verbal or in writing, shall be approved in advance by us, in writing.

5.	TERM OF THIS UNDERTAKING

Our undertakings in this undertaking shall terminate if the transaction has not yet been publicly announced by Com Hem and/or Tele2 on 28 February 2018, or if the merger control clearance procedure has not been completed on 31 March 2019 (the “long stop date”), or such later date that the parties may agree to extend the long stop date to, or such earlier date when it can be objectively established that any of the conditions for completion of the transaction set out in the merger plan prepared by Tele2 and Com Hem will not be satisfied or that Tele2 and Com Hem decides to discontinue the transaction, or that any of the conditions set out in section 3 above will not be satisfied.

6.	FEES AND EXPENSES

Each party shall bear its own fees, costs and expenses, incurred in connection with merger control clearance notification procedure.

7.	DISPUTES AND GOVERNING LAW

Swedish law shall govern this undertaking.  Any dispute, controversy or claim arising out of or in connection with this undertaking, or the breach, termination or invalidity thereof, shall be finally settled by arbitration in accordance with the Arbitration Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.  The arbitral tribunal shall be composed of three arbitrators.  The place of arbitration shall be Stockholm.  The language used in the arbitral proceedings shall be English.

Separate signature page to follow

Yours sincerely,

Kinnevik AB (publ)

	/s/ Joakim Andersson	/s/ Mattias Andersson
	By: Joakim Andersson	By: Mattias Andersson

Accepted as of the date hereof,

Com Hem Holding AB (publ)

	/s/ Andrew Barron	/s/ Anders Nilsson
By:	Andrew Barron	By:	Anders Nilsson
	Chairman		CEO

Accepted as of the date hereof,

Tele2 AB (publ)

	/s/ Allison Kirkby	/s/ Lars Nordmark
	By: Allison Kirkby	By: Lars Nordmark

ANNEX D: FAIRNESS OPINION OF N M ROTHSCHILD & SONS LIMITED, FINANCIAL ADVISOR TO TELE2

Members of the Board of Directors Tele2 AB Torshamnsgatan 17 164 94 Kista Sweden

9 January 2018

Ladies and Gentlemen

Combination of Tele2 AB (“Tele2” or the “Company”) and Com Hem Holding AB (the “Target”) by way of statutory merger under Swedish law

You, the Members of the Board of Directors of the Company (the “Board of the Company”), have requested the opinion of N M Rothschild & Sons Limited (“Rothschild”) as to whether the proposed Merger Consideration (as defined below) to be paid to the holders of ordinary shares in the Target on the terms and subject to the conditions of the contemplated merger as set out in the draft Merger Agreement and Plan (as defined below) is fair from a financial point of view to the Company (the “Opinion”).
Rothschild understands that it is the intention of the Company and the Target to enter into a merger agreement and agree on a joint merger plan (collectively, the “Merger Agreement and Plan”), pursuant to which the Company and the Target agree to combine their business operations through a statutory merger in accordance with the Swedish Companies Act.
If the merger is consummated on the terms set forth in the draft Merger Agreement and Plan, we understand that under the Swedish Companies Act, the Company will absorb the Target (the “Transaction”) and the Company will pay to the Target’s shareholders as merger consideration SEK 37.02 in cash plus 1.0374 new B shares in the Company for each share in the Target (the “Merger Consideration”). The terms and conditions of the Transaction are set forth more fully in the Merger Agreement and Plan.
Rothschild and its affiliates provide a full range of financial, advisory and securities services and, in the course of its and their normal asset management, merchant banking and other business and trading activities, Rothschild and its affiliates may from time to time effect transactions and hold securities, including derivative securities, of the Company or the Target for its or their own account and for the account of their affiliates and customers, and may at any time hold a long or short position in such securities.
Rothschild Global Advisory New Court, St Swithin’s Lane London EC4N 8AL, United Kingdom	Tel +44 (0)20 7280 5000 Fax +44 (0)20 7280 5671 www.rothschild.com	N M Rothschild & Sons Limited Registered number 925279 England Registered office as shown

Authorised and regulated by the Financial Conduct Authority

We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, which is payable upon delivery of this opinion. In addition, the Company has agreed to reimburse certain of our expenses and indemnify us against certain liabilities that may arise out of our engagement. We or our affiliates have performed in the past certain investment banking and financial advisory services for the Company and the Target unrelated to the Transaction and have received customary fees for such services. We and our affiliates have discussed with and may in the future provide additional financial advisory and investment banking services unrelated to the Transaction to the Company, its shareholders and/or its or their affiliates in the ordinary course of our businesses from time to time and may receive fees for the rendering of such services.
In arriving at the Opinion set out below, we have, among other things:
■	Reviewed the financial terms of the Transaction as set forth in the draft Merger Agreement and Plan;
■	Reviewed the draft press announcement that we understand is intended to be released on 10 January 2018;
■
Reviewed certain audited financial statements, annual reports, interim statements and certain other publicly available communications from the Company and the Target to their respective shareholders, as we deemed relevant;

■
Reviewed certain information relating to the business, earnings, cash flow, assets and prospects of the Company and the Target prepared and provided to us by the Company’s management, including certain cost savings, operating and revenue synergies and the timing and amount of such cost savings, operating and revenue synergies projected by the management of the Company and its advisers to result from the Transaction;

■	Reviewed the reported price and trading activity for the series A and B shares of the Company and the ordinary shares of the Target, and of other companies we deemed relevant;
■	Reviewed certain financial projections for the Company and the Target contained in certain securities analysts’ research reports and held discussions with the Company’s management regarding the same;
■	Compared certain financial, and other material information for the Company and the Target with similar information for certain other companies the securities of which are listed and traded publicly;
■
Reviewed the financial terms, to the extent publicly available, of certain business combinations we deemed relevant, including takeovers, mergers, transactions, acquisitions and disposals, and compared them to the proposed financial terms of the Transaction;

■
Held discussions with certain members of the senior management of the Company regarding the strategic rationale for, and the potential benefits of, the Transaction, and certain of the above information as we deemed appropriate; and

■	Reviewed such other financial studies and analyses, performed such other investigations and took into account such other matters as we deemed appropriate.

As agreed with you:
■
We have relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that was publicly available or made available to us and have assumed without performing any verification or similar procedures such accuracy and completeness for the purposes of providing this opinion, and we have not assumed any responsibility or liability therefor;

■
We have assumed, without independent verification, that the financial information furnished by the Company, including information relating to the strategic, financial and operational rationale for, and the potential benefits of (including estimates as to the savings and synergies estimated to be achieved through), the Transaction, have been reasonably prepared on bases reflecting the best available estimates and judgments of the financial performance of the Company or the Target by the senior management of the Company, and that the financial results and estimated savings and synergies reflected in such information will be achieved at the times and in the amounts so estimated;

■	We have assumed that all governmental, regulatory and other consents and approvals necessary for the Transaction will be obtained without any adverse effect on the Company or the Target;
■
We have not made an independent evaluation or appraisal of the assets and liabilities of the Company and its subsidiaries and of the Target and its subsidiaries and we have not been furnished with any such evaluation or appraisal, and we do not express any opinion as to the value of such assets or liabilities;

■
We have not evaluated the solvency or fair value of the Company or Target under any laws relating to bankruptcy, insolvency or similar matters, and we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Company or the Target;

■
We have not conducted any taxation analysis of the Company, the Target or the Transaction, and we have not included the effects of any reorganisation or transaction costs that may arise as a result of the Transaction in our analysis, other than integration costs associated with the implementation of cost savings and operating synergies;

■
We have assumed that the transactions contemplated by the draft Merger Agreement and Plan will be consummated as contemplated therein without any waiver or amendment of any terms or conditions, including, among other things, that the parties will comply with all material terms of the Merger Agreement and Plan;

■
We have assumed that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of the Company or the Target since the date of the most recent financial statements and other information, financial or otherwise, relating to the parties publicly available or made available to us, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading; and

■	We have not taken into account any litigation, regulatory or other proceeding that is pending or may be brought against the Company or the Target or any of their respective affiliates.

Our opinion is necessarily based on securities markets, economic, monetary, financial and other general business and financial conditions as they exist and can be evaluated on, and the information publicly available and made available to us as of, the date hereof and the conditions and prospects, financial and otherwise, of the Company and the Target as they were reflected in such and as they were represented to us in discussions with the management of the Company. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Merger Consideration, and accordingly, we did not participate in the negotiation of, or provide advice with respect to, the terms of the Transaction, and we express no opinion as to any underlying decision which the Company may make to engage in the Transaction or any alternative transaction. We do not express any opinion, nor have we been asked by the Board of the Company to express any opinion, as to the relative merits of the Transaction as compared to any alternative transaction. We have not been asked to, nor do we, offer any opinion as to the terms, other than the Merger Consideration to be paid by the Company in the Transaction and only to the extent expressly set forth herein, of the Transaction or any agreement related thereto, including, without limitation, any ongoing obligations of the Company.
In addition, the Board of the Company has not asked us to address, and this opinion does not address, (i) the fairness to, or any other consideration of, any holders of Company shares, or the holders of any other class of securities, or creditors or other constituencies of the Company or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration pursuant to the Transaction or otherwise.
Specifically, this Opinion does not constitute a recommendation to any shareholder of the Company as to whether or not to proceed with the Transaction or how to vote in respect of the Transaction. In addition, we are not expressing any opinion in this letter as to the price at which any of the Company’s shares may trade once the Transaction is completed or at any other time. This opinion is given and speaks only as of the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion has been approved by the Fairness Opinion Committee of N M Rothschild & Sons Limited.
Based upon, and subject to, the foregoing, and based upon such other matters as we consider relevant, we are of the opinion on the date hereof that the proposed Merger Consideration to be paid by the Company pursuant to the Merger Agreement and Plan is fair, from a financial point of view, to the Company.
This letter is for use only by, the Board of the Company, solely in its capacity as such, in connection with and for the purposes of its evaluation of the Transaction, and may not be used or relied on for any other purpose or relied upon for any purpose by any other person. This opinion should not be construed as creating any fiduciary duty on our part to any party.

Yours very truly
for and on behalf of
N M Rothschild & Sons Limited

ANNEX E: FAIRNESS OPINION OF MERRILL LYNCH INTERNATIONAL, FINANCIAL ADVISOR TO COM HEM

[BANK OF AMERICA MERRILL LYNCH LETTERHEAD]

January 9, 2018
The Board of Directors
Com Hem Holding AB (publ)
Fleminggatan 18, 2 tr, PO Box 8093
SE-104 20 Stockholm, SWEDEN

Members of the Board of Directors:

We understand that Com Hem Holding AB (publ) (“Com Hem”) proposes to enter into a merger plan (the “Merger Plan”) and a merger agreement (the “Agreement”) between Com Hem and Tele2 AB (publ) (“Tele2”), pursuant to which, among other things, Com Hem will merge with Tele2 pursuant to Chapter 23, Section 1 of the Swedish Companies Act (2005:551) by way of absorption with Tele2 as the absorbing company and Com Hem as the transferring company (the “Merger”), and each outstanding share of Com Hem (“Com Hem Shares”) will be converted into the right to receive (i) SEK 37.02 in cash (the “Cash Consideration”) and (ii) 1.0374 shares (such number of shares, the “Share Consideration” and, together with the Cash Consideration, the “Consideration”) of the Class B shares in Tele2 (“Tele2 B Shares”). The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Com Hem Shares (other than Tele2 and its affiliates) of the Consideration to be received by such holders in the Merger.

In connection with this opinion, we have, among other things:

(1)	reviewed certain publicly available business and financial information relating to Com Hem and Tele2;

(2)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of Com Hem furnished to or discussed with us by the management of Com Hem, including certain financial forecasts relating to Com Hem based on a consensus of certain publicly available financial forecasts as provided by the management of Com Hem (such forecasts, “Com Hem Forecasts”);

(3)
reviewed certain internal financial and operating information with respect to the business, operations and prospects of Tele2 furnished to or discussed with us by the management of Com Hem, including certain financial forecasts relating to Tele2 based on a consensus of certain publicly available financial forecasts as provided by the management of Com Hem, which forecasts excluded the pending merger of Tele2’s and T-Mobile’s Dutch operations (such forecasts, “Tele2 Forecasts”);

(4)
reviewed certain estimates as to the amount and timing of cost savings and revenue enhancements (collectively, the “Synergies”) anticipated by the managements of Com Hem and Tele2 to result from the Merger;

(5)	discussed the past and current business, operations, financial condition and prospects of Com Hem and Tele2 with members of senior management of Com Hem;

The Board of Directors
Com Hem Holding AB (publ)

(6)
reviewed the trading histories for Com Hem Shares, Tele2 B Shares and the Class A shares in Tele2 (“Tele2 A Shares”) (including for periods ended on April 27, 2017, the date on which Kinnevik AB (“Kinnevik”) announced its acquisition of a stake in Com Hem, and periods ended on January 8, 2018) and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

(7)	compared certain financial and stock market information of Com Hem and Tele2 with similar information of other companies we deemed relevant;

(8)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(9)	reviewed the relative financial contributions of Com Hem and Tele2 to the future financial performance of the combined company on a pro forma basis;

(10)	reviewed a draft, dated January 9, 2018, of the Agreement (the “Draft Agreement”);

(11)	reviewed a draft, dated January 9, 2018, of the Merger Plan (the “Draft Merger Plan”); and

(12)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Com Hem that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect.  With respect to the Com Hem Forecasts, we have been advised by Com Hem, and have assumed, that they reflect the best currently available estimates and good faith judgments of the management of Com Hem as to the future financial performance of Com Hem.  With respect to the Tele2 Forecasts, we have been advised by Com Hem, and have assumed, with the consent of Com Hem, that they reflect the best currently available estimates and good faith judgments of the management of Com Hem as to the future financial performance of Tele2.  With respect to the Synergies, we have been advised by Com Hem, and have assumed, with the consent of Com Hem, that they have been reasonably prepared on bases reflecting the good faith judgments of the management of Com Hem and the best currently available estimates as projected by the managements of Com Hem and Tele2 as to the matters covered thereby (and, as we understand from Com Hem, are agreed by Com Hem and Tele2 to be disclosed to the market in their joint announcement of the Merger). We have relied, at the direction of Com Hem, on the assessments of the managements of Com Hem and Tele2 as to the combined company’s ability to achieve the Synergies and have been advised by Com Hem, and have assumed, with the consent of Com Hem, that the Synergies will be realised in the amounts and at the times projected. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Com Hem or Tele2, nor have we made any physical inspection of the properties or assets of Com Hem or Tele2.  We have not evaluated the solvency or fair value of Com Hem or Tele2 under any laws relating to bankruptcy, insolvency or similar matters.  We have assumed, at the direction of Com Hem, that the Merger will be completed in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Com Hem, Tele2 or the contemplated benefits of the Merger. We also have assumed, at the direction of Com Hem, that the final executed Merger Plan and the final executed Agreement will not differ in any material respect from the Draft Merger Plan and the Draft Agreement reviewed by us.

The Board of Directors
Com Hem Holding AB (publ)

We express no view or opinion as to any terms or other aspects of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger. We were not requested to, and we did not, participate in the negotiation of the terms of the Merger, nor were we requested to, and we did not, provide any advice or services in connection with the Merger other than the delivery of this opinion.  We express no view or opinion as to any such matters.  As you are aware, we were not requested to, and we did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of Com Hem or any alternative transaction.  Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Com Hem Shares (other than Tele2 and its affiliates) and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party.  In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration.  Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Com Hem or in which Com Hem might engage or as to the underlying business decision of Com Hem to proceed with or effect the Merger.  We are not expressing any opinion as to what the value of Tele2 B Shares actually will be when issued, the value of Tele2 A Shares at any time (including following announcement or consummation of the Merger), the value of Tele2 A Shares relative to the value of Tele2 B Shares at any time (including following announcement or consummation of the Merger), or the prices at which Com Hem Shares, Tele2 A Shares or Tele2 B Shares will trade at any time (including following announcement or consummation of the Merger).  In addition, we express no opinion or recommendation as to how any shareholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to the Board of Directors of Com Hem solely to render this opinion and will receive a fee for our services, which will be payable upon the delivery of this opinion. In addition, Com Hem has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals.  In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Com Hem, Tele2 and certain of their respective affiliates.

The Board of Directors
Com Hem Holding AB (publ)

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking and other financial services to Com Hem and have received or in the future may receive compensation for the rendering of these services, including having acted or acting as manager in connection with Com Hem’s share buyback program.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking and other financial services to Kinnevik and certain of its portfolio companies and have received or in the future may receive compensation for the rendering of these services, including acting as bookrunner in connection with a block sale of securities.

It is understood that this letter is for the benefit and use of the Board of Directors of Com Hem (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof.  It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion.  The issuance of this opinion was approved by our EMEA Fairness Opinion Review Committee.

The Board of Directors
Com Hem Holding AB (publ)

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of Com Hem Shares (other than Tele2 and its affiliates) is fair, from a financial point of view, to such holders.

Yours faithfully,

MERRILL LYNCH INTERNATIONAL

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited Interim Condensed Consolidated Financial Statements of Tele2 AB (publ) as of and for the three and six months ended June 30, 2018 and 2017	F-2
Condensed Consolidated Income Statement	F-3
Condensed Consolidated Statement of Comprehensive Income	F-4
Condensed Consolidated Balance Sheet	F-5
Condensed Consolidated Cash Flow Statement	F-6
Condensed Consolidated Statements of Changes in Equity	F-7
Notes to the Interim Condensed Consolidated Financial Statements	F-8

Audited Consolidated Financial Statements of Tele2 AB (publ) as of and for the years ended December 31, 2017, 2016 and 2015	F-24
Independent Auditors’ Report on Historical Financial Information	F-25
Consolidated Income Statement	F-26
Consolidated Statement of Comprehensive Income	F-27
Consolidated Balance Sheet	F-28
Consolidated Statement of Cash Flows	F-30
Consolidated Statements of Changes in Equity	F-31
Notes to the Consolidated Financial Statements	F-32

Unaudited Interim Condensed Consolidated Financial Statements of Com Hem Holding AB (publ) as of and for the three and six months ended June 30, 2018 and 2017	F-113
Condensed Consolidated Income Statement	F-114
Condensed Consolidated Balance Sheet	F-115
Condensed Consolidated Statements of Changes in Equity	F-116
Condensed Consolidated Statement of Cash Flows	F-117
Notes to the Interim Condensed Consolidated Financial Statements	F-118

Audited Consolidated Financial Statements of Com Hem Holding AB (publ) as of and for the years ended December 31, 2017 and 2016 and unaudited Consolidated Financial Statements as of and for the year ended December 31, 2015
F-130
Independent Auditors’ Report on Historical Financial Information	F-131
Consolidated Income Statement	F-132
Consolidated Balance Sheet	F-133
Consolidated Statements of Changes in Equity	F-134
Consolidated Statement of Cash Flows	F-135
Notes to the Consolidated Financial Statements	F-136

TELE2 AB

Unaudited Interim Condensed Consolidated Financial Statements
as of and for the three and six months ended June 30, 2018 and 2017

Unaudited condensed consolidated income statement

		2018	2017	2018	2017
SEK million	Note	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
			(Restated)		(Restated)
CONTINUING OPERATIONS
Revenue	2	12,751	12,117	6,491	6,152
Cost of services provided and equipment sold	3	(7,492)	(7,191)	(3,803)	(3,606)
Gross profit		5,259	4,926	2,688	2,546

Selling expenses	3	(2,016)	(2,046)	(1,016)	(1,057)
Administrative expenses	3	(1,086)	(1,178)	(548)	(607)
Result from shares in joint ventures and associated companies		14	1	-	1
Other operating income		106	51	48	21
Other operating expenses	3	(233)	(23)	(132)	(9)
Operating profit		2,044	1,731	1,040	895

Interest income		12	10	2	5
Interest expenses	5	(180)	(169)	(94)	(84)
Other financial items	4	(165)	(125)	(82)	(94)
Profit after financial items		1,711	1,447	866	722

Income tax	4	(416)	(385)	(196)	(192)
NET PROFIT FROM CONTINUING OPERATIONS		1,295	1,062	670	530

DISCONTINUED OPERATIONS
Net loss from discontinued operations	11	(503)	(454)	(227)	(290)
NET PROFIT		792	608	443	240

ATTRIBUTABLE TO
Equity holders of the parent company		754	669	411	259
Non-controlling interests		38	(61)	32	(19)
NET PROFIT		792	608	443	240

Earnings per share (SEK)	8	1.50	1.34	0.82	0.53
Earnings per share, after dilution (SEK)	8	1.49	1.33	0.81	0.53

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		1,257	1,123	638	549
Non-controlling interests		38	(61)	32	(19)
NET PROFIT		1,295	1,062	670	530

Earnings per share (SEK)	8	2.50	2.24	1.27	1.10
Earnings per share, after dilution (SEK)	8	2.49	2.23	1.26	1.10

Unaudited condensed consolidated comprehensive income

	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
		(Restated)		(Restated)
NET PROFIT	792	608	443	240

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT
Pensions, actuarial gains/losses	(8)	-	(8)	-
Pensions, actuarial gains/losses, tax effect	2	-	2	-
Components not to be reclassified to net profit	(6)	-	(6)	-

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT
Exchange rate differences
Translation differences in foreign operations	1,084	136	241	59
Tax effect on above	(137)	4	(24)	34
Translation differences	947	140	217	93
Hedge of net investments in foreign operations	(197)	(37)	(44)	(44)
Tax effect on above	43	8	9	10
Hedge of net investments	(154)	(29)	(35)	(34)
Exchange rate differences	793	111	182	59

Cash flow hedges
Profit/loss arising on changes in fair value of hedging instruments	(17)	13	(17)	6
Reclassified cumulative loss to income statement	53	36	35	18
Tax effect on cash flow hedges	(10)	(11)	(6)	(6)
Cash flow hedges	26	38	12	18

Components that may be reclassified to net profit	819	149	194	77

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	813	149	188	77

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	1,605	757	631	317

ATTRIBUTABLE TO
Equity holders of the parent company	1,571	806	594	306
Non-controlling interests	34	(49)	37	11
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	1,605	757	631	317

Unaudited condensed consolidated balance sheet

SEK million	Note	Jun 30, 2018	Dec 31, 2017
			(Restated)
ASSETS
NON-CURRENT ASSETS
Goodwill		5,683	5,517
Other intangible assets		4,075	4,044
Intangible assets		9,758	9,561
Tangible assets		8,698	8,692
Financial assets	5	939	794
Capitalized contract costs		327	380
Deferred tax assets	4	1,864	1,911
NON-CURRENT ASSETS		21,586	21,338

CURRENT ASSETS
Inventories		797	689
Current receivables		6,766	6,726
Current investments		70	3
Cash and cash equivalents	6	248	802
CURRENT ASSETS		7,881	8,220

ASSETS CLASSIFIED AS HELD FOR SALE	11	10,530	10,166

ASSETS		39,997	39,724

EQUITY AND LIABILITIES
EQUITY
Attributable to equity holders of the parent company		16,782	17,246
Non-controlling interests		(80)	(114)
EQUITY	8	16,702	17,132

NON-CURRENT LIABILITIES
Interest-bearing liabilities	5	11,044	11,565
Non-interest-bearing liabilities		988	998
NON-CURRENT LIABILITIES		12,032	12,563

CURRENT LIABILITIES
Interest-bearing liabilities	5	2,607	820
Non-interest-bearing liabilities		6,536	7,074
CURRENT LIABILITIES		9,143	7,894

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	11	2,120	2,135

EQUITY AND LIABILITIES		39,997	39,724

Unaudited condensed consolidated cash flow statement
(Total operations)

		2018	2017
SEK million	Note	Jan 1-Jun 30	Jan 1-Jun 30
			(Restated)
OPERATING ACTIVITIES
Net profit		792	608
Adjustments for non-cash items in net profit		1,884	2,153
Changes in working capital		(582)	(63)
Cash flow from operating activities		2,094	2,698

INVESTING ACTIVITIES
Additions to intangible and tangible assets		(1,515)	(1,700)
Acquisition and sale of shares and participations	9	(3)	(8)
Other financial assets, lending		(66)	-
Other financial assets, received payments		-	20
Cash flow from investing activities		(1,584)	(1,688)

FINANCING ACTIVITIES
Proceeds from loans	5	1,459	4,520
Repayments of loans	5	(542)	(2,844)
Dividends paid	8	(2,013)	(2,629)
Cash flow from financing activities		(1,096)	(953)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(586)	57

Cash and cash equivalents at beginning of period		802	257
Exchange rate differences in cash and cash equivalents		32	4
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6	248	318

Unaudited condensed consolidated statements of changes in equity

		Jun 30, 2018
		Attributable to equity holders of the parent company						Non-controlling interests
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total		Total equity

Equity at January 1		634	7,841	(715)	2,506	6,747	17,013	(99)	16,914
Restatement	10	-	-	64	147	(264)	(53)	(15)	(68)
Change in accounting principles, IFRS 15	10	-	-	-	17	269	286	-	286
Equity at January 1 (post restatement and adoption of IFRS 15)		634	7,841	(651)	2,670	6,752	17,246	(114)	17,132
Change in accounting principles, IFRS 9		-	-	-	-	(42)	(42)	-	(42)
Equity at January 1 (post restatement and adoption of IFRS 15 and IFRS 9)		634	7,841	(651)	2,670	6,710	17,204	(114)	17,090

Net profit/loss		-	-	-	-	754	754	38	792
Other comprehensive income for the period, net of tax		-	-	(128)	951	(6)	817	(4)	813
Total comprehensive income for the period		-	-	(128)	951	748	1,571	34	1,605

OTHER CHANGES IN EQUITY
Share-based payments	8	-	-	-	-	12	12	-	12
Share-based payments, tax effect	8	-	-	-	-	8	8	-	8
Dividends	8	-	-	-	-	(2,013)	(2,013)	-	(2,013)
EQUITY AT END OF THE PERIOD		634	7,841	(779)	3,621	5,465	16,782	(80)	16,702

		Jun 30, 2017
		Attributable to equity holders of the parent company						Non-controlling interests
SEK million	Note	Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total		Total equity
		(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)

Equity at January 1		634	7,836	(680)	1,743	8,941	18,474	(278)	18,196
Restatement	10	-	-	38	10	(60)	(12)	(22)	(34)
Change in accounting principles, IFRS 15	10	-	-	-	13	298	311	-	311
Equity at January 1 (post restatement and adoption of IFRS 15)		634	7,836	(642)	1,766	9,179	18,773	(300)	18,473

Net profit/loss		-	-	-	-	669	669	(61)	608
Other comprehensive income for the period, net of tax		-	-	9	128	-	137	12	149
Total comprehensive income for the period		-	-	9	128	669	806	(49)	757

OTHER CHANGES IN EQUITY
Share-based payments	8	-	-	-	-	10	10	-	10
Share-based payments, tax effect	8	-	-	-	-	3	3	-	3
Proceed from issuance of shares	8	-	7	-	-	-	7	-	7
Taxes on new share issue costs	8	-	(2)	-	-	-	(2)	-	(2)
Dividends	8	-	-	-	-	(2,629)	(2,629)	-	(2,629)
EQUITY AT END OF THE PERIOD		634	7,841	(633)	1,894	7,232	16,968	(349)	16,619

Notes

NOTE 1	ACCOUNTING PRINCIPLES AND DEFINITIONS
The interim report for the Group has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. Certain information and disclosures required by the International Financial Reporting Standards (IFRS) for a complete set of financial statements have been omitted, and therefore, these unaudited consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the years 2015, 2016, and 2017 included in this document.

On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with full retrospective application. Description of the changes, as a result of applying IFRS 15, and the effects on the full year 2017 are included in Note 35 of the 2017 Consolidated Financial Statements. The effects on the six month period and three month period ended June 30, 2017 are stated in Note 10.

On January 1, 2018 Tele2 changed the accounting principles for financial instruments, by applying IFRS 9. The accounting policies related to Financial Assets and Liabilities remain consistent with those described in Note 1 of the 2017 Consolidated Financial Statements except for accounts receivables and other receivables, which have been updated as follows in accordance with the adoption of IFRS 9:

•
Tele2’s accounts receivables and other receivables are categorized as “Assets at amortized cost” initially reported at fair value and subsequently at amortized cost. An allowance for expected credit losses is calculated no matter if a loss event has occurred or not. Tele2 applies the simplified approach to recognize expected credit losses for trade receivables and contract assets that result from transactions within the scope of IFRS 15 (Revenues from contracts with customers) and for finance lease receivables. The simplified approach is always based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions. Any impairment loss is reported as an operating expense.

Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. Description of changes as a result of applying IFRS 9 and the effects on the opening balance January 1, 2018 are consistent with those found in Note 35 of the 2017 Consolidated Financial Statements included in this document.

The other amendments to IFRSs applicable from January 1, 2018 had no significant effects to Tele2’s financial reports for Q2 2018.

In all other respects, Tele2 has presented this interim report in accordance with the accounting policies and principles applied in the 2017 Consolidated Financial Statements included in this document. The description of these principles and definitions is found in Note 1 and Note 35 of the 2017 Consolidated Financial Statements included in this document.

Figures presented in this interim report refer to April 1 – June 30 (Q2), 2018 and continuing operations unless otherwise stated. Figures shown in parentheses refer to the comparable periods in 2017.

NOTE 2          REVENUE
Revenue

SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30 (Restated)	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30 (Restated)
Sweden
Mobile	6,113	5,914	3,065	2,944
Fixed broadband	549	641	264	314
Fixed telephony	157	196	77	97
Other operations	1,023	998	514	509
	7,842	7,749	3,920	3,864
Lithuania
Mobile	1,136	918	604	479
	1,136	918	604	479
Latvia
Mobile	621	536	325	279
	621	536	325	279
Estonia
Mobile	353	337	179	182
Fixed broadband	8	-	5	-
Fixed telephony	1	2	-	1
Other operations	23	21	12	11
	385	360	196	194
Kazakhstan
Mobile	1,471	1,359	784	711
	1,471	1,359	784	711
Croatia
Mobile	883	769	450	410
	883	769	450	410
Germany
Mobile	158	172	80	85
Fixed broadband	44	53	22	26
Fixed telephony	75	89	36	43
	277	314	138	154
Other
Mobile	94	72	51	40
Other operations	73	62	41	32
	167	134	92	72
TOTAL
Mobile	10,829	10,077	5,538	5,130
Fixed broadband	601	694	291	340
Fixed telephony	233	287	113	141
Other operations	1,119	1,081	567	552
	12,782	12,139	6,509	6,163
Internal sales, elimination	(31)	(22)	(18)	(11)
TOTAL	12,751	12,117	6,491	6,152

Mobile revenue split

SEK million	2018 Jan 1-Jun 30	2017 Jan 1-Jun 30 (Restated)	2018 Apr 1-Jun 30	2017 Apr 1-Jun 30 (Restated)
Sweden, mobile
End-user service revenue	3,836	3,883	1,925	1,936
Operator revenue	407	419	217	216
Equipment revenue	1,573	1,309	775	642
Other revenue	295	302	147	149
Internal sales	2	1	1	1
	6,113	5,914	3,065	2,944
Lithuania, mobile
End-user service revenue	637	541	335	282
Operator revenue	118	107	63	55
Equipment revenue	368	261	198	138
Internal sales	13	9	8	4
	1,136	918	604	479
Latvia, mobile
End-user service revenue	373	317	194	167
Operator revenue	98	102	51	53
Equipment revenue	141	110	75	56
Internal sales	9	7	5	3
	621	536	325	279
Estonia, mobile
End-user service revenue	214	220	110	112
Operator revenue	43	38	24	20
Equipment revenue	93	77	43	49
Internal sales	3	2	2	1
	353	337	179	182
Kazakhstan, mobile
End-user service revenue	1,147	1,039	613	545
Operator revenue	313	308	167	160
Equipment revenue	11	12	4	6
	1,471	1,359	784	711
Croatia, mobile
End-user service revenue	532	430	272	224
Operator revenue	104	106	60	60
Equipment revenue	243	230	116	124
Internal sales	4	3	2	2
	883	769	450	410
Germany, mobile
End-user service revenue	158	172	80	85
	158	172	80	85
Other, mobile
End-user service revenue	94	72	51	40
	94	72	51	40

TOTAL, MOBILE
End-user service revenue	6,991	6,674	3,580	3,391
Operator revenue	1,083	1,080	582	564
Equipment revenue	2,429	1,999	1,211	1,015
Other revenue	295	302	147	149
Internal sales	31	22	18	11
TOTAL, MOBILE	10,829	10,077	5,538	5,130

Internal sales
Internal sales within the Tele2 Group are stated below:

	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
Sweden, mobile	2	1	1	1
Lithuania, mobile	13	9	8	4
Latvia, mobile	9	7	5	3
Estonia, mobile	3	2	2	1
Croatia, mobile	4	3	2	2
Total internal sales	31	22	18	11

NOTE 3          SEGMENT REPORTING
Adjusted EBITDA
	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30 (Restated)	Apr 1-Jun 30	Apr 1-Jun 30 (Restated)
Sweden	2,108	2,185	1,042	1,043
Lithuania	382	318	205	171
Latvia	223	183	120	95
Estonia	75	88	40	44
Kazakhstan	466	279	264	158
Croatia	121	63	69	39
Germany	126	123	66	61
Other	(46)	(82)	(17)	(30)
Total adjusted EBITDA	3,455	3,157	1,789	1,581

Reconciling items to reported operating profit/loss
	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30 (Restated)	Apr 1-Jun 30	Apr 1-Jun 30 (Restated)
Adjusted EBITDA	3,455	3,157	1,789	1,581

Acquisition costs	(160)	(1)	(111)	(1)
Integration costs	(39)	(111)	(19)	(30)
Challenger program	-	(59)	-	(35)
Total items affecting comparability	(199)	(171)	(130)	(66)
Depreciation/amortization and impairment	(1,226)	(1,256)	(619)	(621)
Result from shares in joint ventures and associated companies	14	1	-	1
Operating profit/loss	2,044	1,731	1,040	895

Acquisition costs

	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
Com Hem, Sweden	(160)	-	(111)	-
TDC, Sweden	-	(1)	-	(1)
Total acquisition costs	(160)	(1)	(111)	(1)
of which:
-other operating expenses	(160)	(1)	(111)	(1)

Integration costs

	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
TDC , Sweden	(34)	(96)	(14)	(22)
Com Hem, Sweden	(5)	-	(5)	-
Altel, Kazakhstan	-	(15)	-	(8)
Total integration costs	(39)	(111)	(19)	(30)
of which:
-cost of services provided	(9)	(39)	(8)	(9)
-selling expenses	(14)	(23)	(14)	-
-administrative expenses	(16)	(49)	3	(21)
of which:
-redundancy costs	(5)	(57)	(5)	-
-other employee and consultancy costs	(22)	(29)	(13)	(19)
-exit of contracts and other costs	(12)	(25)	(1)	(11)

Challenger program: restructuring costs

	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
Costs of services provided	-	(4)	-	(2)
Selling expenses	-	(1)	-	-
Administrative expenses	-	(54)	-	(33)
Total Challenger program costs	-	(59)	-	(35)
of which:
-redundancy costs	-	(31)	-	(25)
-other employee and consultancy costs	-	(27)	-	(10)
-exit of contracts and other costs	-	(1)	-	-

The Challenger program ended on December 31, 2017. For additional information, please refer to the in Note 5 of the 2017 Consolidated Financial Statements included in this document.

NOTE 4          OTHER FINANCIAL ITEMS AND TAXES
Other financial items
Other financial items in the income statement consist of the following items.

	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
Change in fair value, earn out Kazakhstan	(126)	(121)	(54)	(83)
Exchange rate differences	(18)	4	(24)	(6)
EUR net investment hedge, interest component	(1)	(1)	(1)	-
Other financial expenses	(20)	(7)	(3)	(5)
Total other financial items	(165)	(125)	(82)	(94)

The previous put option obligation in Kazakhstan was in 2016 replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan. To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on June 30, 2018 valued at SEK 558 (December 31, 2017: 432) million and reported as a financial liability with fair value changes reported as financial items in the income statement. The change in fair value on June 30, 2018 is related to a continuation of the positive trend in the Kazakhstan operation. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.

Taxes
On June 13, 2018 new tax rules and tax rates were enacted in Sweden. The new rules includes a general limitation on interest deduction and a decrease of the corporate income tax rate from 22 to 20.6 percent. The decrease of the tax rate will take place in two steps and the new tax rules will be effective from January 1, 2019. For the years 2019 and 2020 the tax rate is 21.4 percent and for 2021 and onwards the tax rate is 20.6 percent. Tele2 has estimated a positive one time effect due to the changed tax rules of SEK 20 million which was recognized in Q2 2018.

NOTE 5          FINANCIAL ASSETS AND LIABILITIES
Financing

	Interest-bearing liabilities
	Jun 30, 2018		Dec 31, 2017 (Restated)
SEK million	Current	Non-current	Current	Non-current
Bonds SEK, Sweden	1,500	7,037	-	8,534
Commercial papers, Sweden	-	-	500	-
Financial institutions	277	2,844	39	1,473
	1,777	9,881	539	10,007
Provisions	115	1,011	97	983
Other liabilities	715	152	184	575
	2,607	11,044	820	11,565
Total interest-bearing liabilities		13,651		12,385

On January 10, 2018 Tele2 announced the merger plan with Com Hem, Sweden. Tele2 has obtained committed financing for the merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility. Please refer to Note 9.

As of the date of this report, Tele2 had a credit facility with a syndicate of banks. The facility has a tenor of five years with two one-year extension options. In Q1 2017, the facility was extended with one year to 2022 and in Q1 2018 with additionally one year to 2023. The facility amounts to EUR 760 million and was unutilized on June 30, 2018. In 2016, Tele2 entered into a six-year loan agreement with European Investment Bank (EIB) amounting to EUR 125 million. On April 6, 2018, the EIB facility was utilized by EUR 125 million.

At the time of the acquisition of Tele2 Kazakhstan the company had an existing interest free liability to the former owner Kazakhtelecom. On June 30, 2018 the reported debt amounted to SEK 31 (December 31, 2017: 26) million and the nominal value to SEK 307 (December 31, 2017: 289) million.

Transfer of right of payment of receivables
In Q1 2016 and onwards, Tele2 Sweden started to transfer the right for payment of certain operating receivables to financial institutions. The receiving payment obtained from financial institutions, in relation to the transfer of right of payment of receivables for sold handsets and other equipment, has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow. The right of payment transferred to third parties without recourse or remaining credit exposure for Tele2 corresponded to SEK 386 (274) million in Q2 2018 and SEK 688 (691) million for 6 months period ended on June 30, 2018.

Classification and fair values
Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers as well as cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds and accounts payables. Classification of financial assets and liabilities including their fair value is presented below. During 2018, no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions except for the adoption from January 1, 2018, of an expected credit loss model for financial assets triggered by IFRS 9.

		Jun 30, 2018
SEK million	Assets and liabilities at fair value through profit/loss		Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
	Derivative instruments designated for hedge accounting	Other instruments (level 3)
Other financial assets	-	1	804	-	805	805
Accounts receivables	-	-	2,157	-	2,157	2,157
Other current receivables	-	-	2,771	-	2,771	2,771
Current investments	-	-	70	-	70	70
Cash and cash equivalents	-	-	248	-	248	248
Assets classified as held for sale	-	-	2,267	-	2,267	2,267
Total financial assets	-	1	8,317	-	8,318	8,318

Liabilities to financial institutions and similar liabilities	-	-	-	11,658	11,658	11,729
Other interest-bearing liabilities	147	571	-	149	867	900
Accounts payable	-	-	-	1,454	1,454	1,454
Other current liabilities	-	-	-	1,327	1,327	1,327
Liabilities directly associated with assets classified as held for sale	-	-	-	768	768	768
Total financial liabilities	147	571	-	15,356	16,074	16,178

		Dec 31, 2017 (Restated)
SEK million	Assets and liabilities at fair value through profit/loss		Assets at amortized cost	Financial liabilities at amortized cost	Total reported value	Fair value
	Derivative instruments designated for hedge accounting	Other instruments (level 3)
Other financial assets	-	1	658	-	659	659
Accounts receivables	-	-	2,224	-	2,224	2,224
Other current receivables	17	-	2,902	-	2,919	2,919
Current investments	-	-	3	-	3	3
Cash and cash equivalents	-	-	802	-	802	802
Assets classified as held for sale	-	-	2,243	-	2,243	2,243
Total financial assets	17	1	8,832	-	8,850	8,850

Liabilities to financial institutions and similar liabilities	-	-	-	10,546	10,546	10,629
Other interest-bearing liabilities	156	456	-	147	759	790
Accounts payable	-	-	-	1,937	1,937	1,937
Other current liabilities	-	-	-	1,405	1,405	1,405
Liabilities directly associated with assets classified as held for sale	-	-	-	967	967	967
Total financial liabilities	156	456	-	15,002	15,614	15,728

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 is presented below.

	Jun 30, 2018		Dec 31, 2017
SEK million	Assets	Liabilities	Assets	Liabilities
As of January 1	1	456	1	124
Changes in fair value, earn-out Kazakhstan	-	126	-	332
Other contingent considerations:
-paid	-	(12)	-	(8)
-other changes	-	1	-	8
As of the end of the period	1	571	1	456

In Q4 2017, a liability was reported for the long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business (internet-of-things). The estimated fair value amounted on June 30, 2018 to SEK 3 (December 31, 2017: 3) million. The program is built on transferrable synthetic options. The fair value of the liability is determined with support from an independent valuation institute.

In 2016, a liability was reported for contingent deferred consideration to the former owners of Kombridge, Sweden. In Q1 2018, SEK 12 million of the consideration was settled. The estimated fair value of the deferred consideration amounted on June 30, 2018 to SEK 10 (December 31, 2017: 21) million. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.

Asianet, the former non-controlling shareholder of Tele2 Kazakhstan, has right to 18 percent of the economic interest in the jointly owned company with Kazakhtelecom in Kazakhstan. The estimated fair value of the deferred consideration amounted on June 30, 2018 to SEK 558 (December 31, 2017: 432) million respectively. The fair value was calculated based on expected future cash flows of the jointly owned company, please refer to Note 4.

NOTE 6          RELATED PARTIES
Tele2’s share of cash and cash equivalents in joint operations (Svenska UMTS-nät AB and Net4Mobility HB), for which Tele2 has limited disposal rights was included in the Group’s cash and cash equivalents and amounted at each closing date to the sums stated below.

	2018	2017
SEK million	Jun 30	Dec 31
Cash and cash equivalents in joint operations	16	67

Kazakhtelecom has 49 percent of the voting rights in the jointly owned company in Kazakhstan. Tele2 and Kazakhtelecom sell and purchase telecommunication services to and from each other. Business relations and pricing between the parties are based on commercial terms and conditions. Apart from transactions with joint operations and previously described transactions, no other significant related party transactions were carried out during 2018. Other related parties are presented in Note 37 of the 2017 Consolidated Financial Statements.

NOTE 7          CONTINGENT LIABILITIES
SEK million	Jun 30, 2018	Dec 31, 2017
Asset dismantling obligation	160	149
Total contingent liabilities*	160	149

* including discontinued operations

Tele2 has obligations to dismantle assets and restore premises within fixed telephony and fixed broadband in the Netherlands. Tele2 assesses such dismantling as unlikely and consequently only reported this obligation as contingent liabilities.

NOTE 8          EQUITY, NUMBER OF SHARES AND INCENTIVE PROGRAMS
Number of shares
	Jun 30, 2018	Dec 31, 2017
Total number of shares	506,900,012	506,900,012
Number of treasury shares	(3,695,420)	(4,144,459)
Number of outstanding shares	503,204,592	502,755,553
Number of outstanding shares, weighted average	502,895,254	502,614,759
Number of shares after dilution	507,039,653	505,931,001
Number of shares after dilution, weighted average	506,057,689	505,637,139

As a result of share rights in the LTI 2015 being exercised during Q2 2018, Tele2 delivered 449,039 B-shares in treasury shares to the participants in the program.

Changes in shares during previous year are stated in Note 25 in the 2017 Consolidated Financial Statements included in this document.

Outstanding share right programs
	Jun 30, 2018	Dec 31, 2017
LTI 2018	1,401,884	-
LTI 2017	1,369,719	1,373,574
LTI 2016	1,063,458	1,065,265
LTI 2015	-	736,609
Total outstanding share rights	3,835,061	3,175,448

All outstanding long-term incentive programs (LTI 2016, LTI 2017 and LTI 2018) are based on the same structure and additional information regarding the objective, conditions and requirements related to the LTI programs is stated in Note 33 of the 2017 Consolidated Financial Statements. During the first six months 2018, the total cost before tax for the long-term incentive programs (LTI) amounted to SEK 27 (17) million.

LTI 2018
At the Annual General Meeting held on May 21, 2018, the shareholders approved a retention and performance-based incentive program (LTI 2018) for senior executives and other key employees in the Tele2 Group. The program has the same structure as last year’s incentive program (LTI 2017). The measurement period for retention and performance-based conditions for LTI 2018 is from April 1, 2018 until March 31, 2021.

Total costs before tax for outstanding rights in the incentive program are expensed over the three-year vesting period. These costs, together with the additional expected allotment in connection with the Com Hem merger, are expected to amount to SEK 112 million, of which social security costs amount to SEK 35 million.

To ensure the delivery of Class B shares under the program, the Annual General Meeting decided to authorize the Board of Directors to resolve on a directed share issue of a maximum of 1,750,000 Class C shares and subsequently to repurchase the Class C shares. The Board of Directors has not yet used its mandate.

LTI 2015
The exercise of the share rights in LTI 2015 was conditional upon the fulfilment of certain retention and performance-based conditions, measured from April 1, 2015 until March 31, 2018. The outcome of these performance conditions was in accordance with below and the outstanding share rights of 449,039 have been exchanged for shares in Tele2 and 7,344 share rights have been exchanged for cash during Q2 2018. The weighted average share price for share rights for the LTI 2015 at date of exercise amounted to SEK 113.41.

	Retention and performance- based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
Series A	Total Shareholder Return Tele2 (TSR)		≥ 0%	36.7%	100%
Series B	Average normalized Return on Capital Employed (ROCE)	9%	12%	4.7%	0%
Series C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	34.2%	100%

Dividend
In Q2 2018, Tele2 paid to its shareholders a dividend for 2017 of SEK 4.00 (5.23) per share. The dividend paid in 2018 corresponded to a total of SEK 2,013 (2,629) million.

NOTE 9          BUSINESS ACQUISITIONS AND DIVESTMENTS
Acquisitions
Com Hem, Sweden
On January 10, 2018 Tele2 announced the merger plan with Com Hem in Sweden through a statutory merger in accordance with the Swedish Companies Act, creating a leading integrated connectivity provider. The merger will, if approved by the shareholders, be implemented by Tele2 absorbing Com Hem. Com Hem’s shareholders will receive as merger consideration SEK 37.02 in cash plus 1.0374 B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger. Hence, Com Hem’s shareholders will receive approximately 26.9 percent economic ownership in Tele2 and a total cash consideration of SEK 6.6 billion. The completion of the merger is subject to, inter alia, approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings, which are currently expected to be held in second half of 2018 as well as approval from the relevant competition authorities. The merger is expected to be completed during Q4 2018.

Additional information about acquisitions made in 2017 is provided in Note 15 in the 2017 Consolidated Financial Statements.

Divestments
Please refer to Note 11 discontinued operations.

NOTE 10          RESTATEMENT AND CHANGES IN ACCOUNTING PRINCIPLES
Restatements
The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as endorsed by the EU as of and for the years ended December 31, 2015, 2016, and 2017 have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow. The nature and impact of each restatement is described below.

▪
Restatement of valuation allowance – deferred tax assets
IAS 12 states that deferred tax assets should be recognized where it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. IAS 12 states that deferred tax assets should be recognized when utilization is probable, “probable” is commonly interpreted under IFRS as “more likely than not”. When making this assessment items such as certain taxable temporary differences, where appropriate, taxable profit in future periods, and tax planning opportunities are considered.

To properly reflect the probability criteria, Tele2 has restated its consolidated financial statements where previously unrecognized deferred tax assets relating to operations in Luxemburg, which was generating a taxable profit, have been recognized in the opening balance sheet in 2015. The adjustment for Luxembourg amounts to SEK 179 million as of December 31, 2017 and results in an increase in deferred tax assets and retained earnings.

▪
Restatement of lease incentive
In 2016, as a result of the renegotiation of a lease contract,  Tele2 in the Netherlands recorded SEK 72 million as a reduction in lease expense representing the remaining unamortized lease incentive amount. In accordance with IAS 17 the lease incentive should have continued to be amortized over the remaining life of the renegotiated lease. As a result the unamortized lease incentive has been reversed and administrative expense has been restated accordingly. This restatement impacts discontinued operations and liabilities held for sale.

▪
Other restatements
In accordance with presentation requirements under IAS 1, the Company has made certain other adjustments and reclassifications in the income statement and balance sheet for the six month period and three month period ended June 30, 2017, and the balance sheet as of December 31, 2017. These restatements do not have a material impact on the balance sheet and income statements for any of the periods presented.

The total impact of restatements on the six month period and the three month period ended June 30, 2017 are presented in the tables below.

Impact of IFRS 15
On January 1, 2018 Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with full retrospective application. Description of the changes, as a result of applying IFRS 15, and the effects on the full year 2017 are included in Note 35 of the 2017 Consolidated Financial Statements, and the effects on the six month period and three month period ended June 30, 2017 are presented in the tables below.

Income statement
	Jan 1-Jun 30, 2017				Apr 1-Jun 30, 2017
SEK million	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15

CONTINUING OPERATIONS
Revenue	12,117	19	(132)	12,230	6,152	(1)	(61)	6,214
Cost of services provided and equipment sold	(7,191)	12	133	(7,336)	(3,606)	(3)	62	(3,665)
Gross profit	4,926	31	1	4,894	2,546	(4)	1	2,549
Selling expenses	(2,046)	8	(2)	(2,052)	(1,057)	(1)	5	(1,061)
Administrative expenses	(1,178)	16	-	(1,194)	(607)	6	-	(613)
Result from shares in joint ventures and associated companies	1	-	-	1	1	-	-	1
Other operating income	51	-	-	51	21	-	-	21
Other operating expenses	(23)	-	-	(23)	(9)	-	-	(9)
Operating profit/loss	1,731	55	(1)	1,677	895	1	6	888
Interest income	10	-	-	10	5	-	-	5
Interest expenses	(169)	(14)	-	(155)	(84)	(7)	-	(77)
Other financial items	(125)	-	-	(125)	(94)	-	-	(94)
Profit/loss after financial items	1,447	41	(1)	1,407	722	(6)	6	722
Income tax	(385)	(9)	2	(378)	(192)	1	-	(193)
NET PROFIT/LOSS FROM CONTINUING OPERATIONS	1,062	32	1	1,029	530	(5)	6	529

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	(454)	(83)	(3)	(368)	(290)	(38)	(1)	(251)
NET PROFIT/LOSS	608	(51)	(2)	661	240	(43)	5	278

ATTRIBUTABLE TO
Equity holders of the parent company	669	(51)	(2)	722	259	(43)	5	297
Non-controlling interests	(61)	-	-	(61)	(19)	-	-	(19)
NET PROFIT/LOSS	608	(51)	(2)	661	240	(43)	5	278

Earnings per share (SEK)	1.34	(0.10)	-	1.44	0.53	(0.09)	0.02	0.60
Earnings per share, after dilution (SEK)	1.33	(0.10)	-	1.43	0.53	(0.08)	0.02	0.59

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	1,123	32	1	1,090	549	(5)	6	548
Non-controlling interests	(61)	-	-	(61)	(19)	-	-	(19)
NET PROFIT/LOSS	1,062	32	1	1,029	530	(5)	6	529

Earnings per share (SEK)	2.24	0.06	-	2.18	1.10	(0.02)	0.01	1.11
Earnings per share, after dilution (SEK)	2.23	0.06	-	2.17	1.10	(0.01)	0.01	1.10

Balance sheet
	Dec 31, 2017
SEK million	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15

ASSETS
NON-CURRENT ASSETS
Goodwill	5,517	-	-	5,517
Other intangible assets	4,044	(62)	-	4,106
Intangible assets	9,561	(62)	-	9,623
Tangible assets	8,692	115	-	8,577
Financial assets	794	-	20	774
Capitalized contract costs	380	-	380	-
Deferred tax assets	1,911	189	-	1,722
NON-CURRENT ASSETS	21,338	242	400	20,696

CURRENT ASSETS
Inventories	689	2	-	687
Current receivables	6,726	(202)	27	6,901
Current investments	3	-	-	3
Cash and cash equivalents	802	-	-	802
CURRENT ASSETS	8,220	(200)	27	8,393

ASSETS CLASSIFIED AS HELD FOR SALE	10,166	11	104	10,051

ASSETS	39,724	53	531	39,140

EQUITY AND LIABILITIES
EQUITY
Attributable to equity holders of the parent company	17,246	(53)	286	17,013
Non-controlling interests	(114)	(15)	-	(99)
EQUITY	17,132	(68)	286	16,914

NON-CURRENT LIABILITIES
Interest-bearing liabilities	11,565	52	-	11,513
Deferred tax liability	998	(251)	49	1,200
NON-CURRENT LIABILITIES	12,563	(199)	49	12,713

CURRENT LIABILITIES
Interest-bearing liabilities	820	24	-	796
Non-interest-bearing liabilities	7,074	169	71	6,834
CURRENT LIABILITIES	7,894	193	71	7,630

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,135	127	125	1,883

EQUITY AND LIABILITIES	39,724	53	531	39,140

NOTE 11          DISCONTINUED OPERATIONS
Tele2 Netherlands
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. Tele2 will hold a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing. The combined company will be a stronger customer champion in the market and enable technology investments to the benefits of the Dutch population.

The establishment of the combined company is subject to regulatory approval by the relevant competition authorities. The transaction is therefore expected to close in Q4 2018. As a part of the agreement, there is a break fee amounting to EUR 25 million that Tele2 will receive, in case the transaction should not be approved by the relevant authorities.

The Dutch operations are reported as discontinued operation as stated below. For 2017, discontinued operation also includes Austria which was sold on October 31, 2017 and Russia which was sold in 2013.

Income statement

	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30
		(Restated)		(Restated)

Revenue	3,105	3,375	1,568	1,714
Cost of services provided and equipment sold	(2,211)	(2,432)	(1,088)	(1,288)
Gross profit/loss	894	943	480	426
Selling expenses	(873)	(967)	(427)	(519)
Administrative expenses	(491)	(388)	(252)	(180)
Other operating income	2	2	1	2
Other operating expenses	(11)	(2)	(9)	(1)
Operating loss	(479)	(412)	(207)	(272)
Interest expenses	(2)	(13)	(1)	(13)
Loss after financial items	(481)	(425)	(208)	(285)
Income tax from the operation	-	(11)	-	(5)
NET LOSS FROM THE OPERATION	(481)	(436)	(208)	(290)

Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	(22)	(18)	(19)	-
-of which Netherlands	(23)	-	(20)	-
-of which Austria, sold 2017	1	-	1	-
-of which Russia, sold 2013	-	(18)	-	-
NET LOSS	(503)	(454)	(227)	(290)

Earnings per share (SEK)	(1.00)	(0.90)	(0.45)	(0.57)
Earnings per share, after dilution (SEK)	(1.00)	(0.90)	(0.45)	(0.57)

Total operating profit/loss
Operating profit from the operation	(479)	(412)	(207)	(272)
Profit/loss on disposal of operation including sales costs and cumulative exchange rate gain	(22)	(18)	(19)	-
Total operating loss	(501)	(430)	(226)	(272)

Balance sheet
Assets held for sale refer to the Dutch operation.

	2018	2017
SEK million	Jun 30	Dec 31
		(Restated)

ASSETS
NON-CURRENT ASSETS
Goodwill	1,030	973
Other intangible assets	1,288	1,271
Intangible assets	2,318	2,244
Tangible assets	5,243	5,027
Financial assets	628	550
Capitalized contract costs	195	191
NON-CURRENT ASSETS	8,384	8,012

CURRENT ASSETS
Inventories	109	130
Current receivables	2,037	2,024
CURRENT ASSETS	2,146	2,154

ASSETS CLASSIFIED AS HELD FOR SALE	10,530	10,166

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing liabilities	274	251
NON-CURRENT LIABILITIES	274	251

CURRENT LIABILITIES
Non-interest-bearing liabilities	1,846	1,884
CURRENT LIABILITIES	1,846	1,884

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,120	2,135

Cash flow statement

	2018	2017	2018	2017
SEK million	Jan 1-Jun 30	Jan 1-Jun 30	Apr 1-Jun 30	Apr 1-Jun 30

Cash flow from operating activities	112	163	27	114
Cash flow from investing activities	(580)	(521)	(190)	(262)
Cash flow from financing activities	-	(7)	-	(4)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(468)	(365)	(163)	(152)

TELE2 AB

Audited Consolidated Financial Statements
as of and for the years ended December 31, 2017, 2016 and 2015

Independent Auditors’ Report on Historical Financial Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Tele2 AB (publ)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tele2 AB (publ) and subsidiaries (the “Company”) as of 31 December 2017, 2016 and 2015, the related consolidated statements of income, comprehensive income, changes in consolidated equity, and cash flows, for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2017, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Restatement of previously issued financial statements

As discussed in Note 35 to the financial statements, the accompanying 2017, 2016 and 2015 financial statements have been restated to correct for misstatements relating to the application of accounting for income taxes, leases, and others under IFRS.

Change in accounting principle

As discussed in Note 35 to the financial statements, the accompanying financial statements have been retrospectively adjusted for the application of IFRS 15 Revenue from Contracts with Customers.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte AB

Stockholm, Sweden

7 July 2018

We have served as the Company’s auditor since 2004.

Consolidated Income Statement

		For the year ended December 31,
		2017	2016	2015
SEK million	Note	(Restated)	(Restated)	(Restated)
CONTINUING OPERATIONS
Revenue	5, 4	24,786	20,891	19,338
Cost of services provided and equipment sold	6	(14,610)	(12,535)	(11,056)
Gross profit		10,176	8,356	8,282

Selling expenses	6	(4,223)	(3,766)	(3,796)
Administrative expenses	6	(2,432)	(2,192)	(1,945)
Result from shares in joint ventures and associated companies	16	-	-	(7)
Other operating income	7	134	151	399
Other operating expenses	8	(69)	(120)	(253)
Operating profit	5, 6	3,586	2,429	2,680

Interest income	9	24	18	8
Interest expenses	10	(342)	(354)	(360)
Other financial items	11	(338)	297	(59)
Profit after financial items		2,930	2,390	2,269

Income tax	12	(519)	(1,020)	(757)
NET PROFIT FROM CONTINUING OPERATIONS		2,411	1,370	1,512

DISCONTINUED OPERATIONS
Net profit/loss from discontinued operations	36	(2,191)	(3,951)	1,313
NET PROFIT/LOSS	5	220	(2,581)	2,825

ATTRIBUTABLE TO
Equity holders of the parent company		192	(2,269)	2,825
Non-controlling interests		28	(312)	-
NET PROFIT/LOSS		220	(2,581)	2,825

Earnings per share, SEK	25	0.38	(5.02)	(6.17)
Earnings per share, after dilution, SEK	25	0.37	(5.02)	(6.13)

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company		2,383	1,682	1,512
Non-controlling interests		28	(312)	-
NET PROFIT FROM CONTINUING OPERATIONS		2,411	1,370	1,512

Earnings per share, SEK	25	4.79	3.72	3.31
Earnings per share, after dilution, SEK	25	4.78	3.72	3.29

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Comprehensive Income

		For the year ended December 31,
		2017	2016	2015
SEK million	Note	(Restated)	(Restated)	(Restated)
NET PROFIT/LOSS		220	(2,581)	2,825

OTHER COMPREHENSIVE INCOME
COMPONENTS NOT TO BE RECLASSIFIED TO NET PROFIT/LOSS
Pensions, actuarial gains/losses	33	(29)	(16)	38
Pensions, actuarial gains/losses, tax effect	12	6	3	(9)
Total components not to be reclassified to net profit/loss		(23)	(13)	29

COMPONENTS THAT MAY BE RECLASSIFIED TO NET PROFIT/LOSS
Exchange rate differences
Translation differences in foreign operations		240	1,110	(1,426)
Tax effect on above	12	292	(117)	305
Reversed cumulative translation differences from divested companies	15	(16)	-	(18)
Tax effect on above	15	546	-	37
Translation differences		1,062	993	(1,102)
Hedge of net investments in foreign operations		(98)	(149)	(49)
Tax effect on above	12	21	33	11
Reversed cumulative hedge from divested companies	15	-	-	(138)
Tax effect on above	15	-	-	31
Hedge of net investments		(77)	(116)	(145)
Total exchange rate differences		985	877	(1,247)

Cash flow hedges
Gain/loss arising on changes in fair value of hedging instruments	2	16	(52)	(27)
Reclassified cumulative loss to income statement	2	72	68	83
Tax effect on cash flow hedges	12	(20)	(4)	(9)
Total cash flow hedges		68	12	47

Total components that may be reclassified to net profit/loss		1,053	889	(1,200)

TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		1,030	876	(1,171)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,250	(1,705)	1,654

ATTRIBUTABLE TO
Equity holders of the parent company		1,064	(1,382)	1,654
Non-controlling interests		186	(323)	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		1,250	(1,705)	1,654

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

		As of Dec 31, 2017	As of Dec 31, 2016	As of Dec 31, 2015
SEK million	Note	(Restated)	(Restated)	(Restated)

ASSETS

NON-CURRENT ASSETS
Intangible assets
Goodwill	13	5,517	7,598	8,661
Other intangible assets	13	4,044	5,772	4,397
Total intangible assets		9,561	13,370	13,058

Tangible assets
Machinery and technical plant	14	6,458	11,192	8,746
Other tangible assets	14	2,234	3,137	2,869
Total tangible assets		8,692	14,329	11,615

Financial assets
Shares in joint ventures and associated companies	16	16	9	7
Other financial assets	17	778	1,551	1,417
Total financial assets		794	1,560	1,424

Capitalized contract costs	18	380	617	622
Deferred tax assets	12	1,911	1,766	2,147
TOTAL NON-CURRENT ASSETS		21,338	31,642	28,866

CURRENT ASSETS
Inventories	19	689	668	697

Current receivables
Accounts receivable	20	2,224	2,784	2,269
Other current receivables	21	2,941	3,746	3,447
Prepaid expenses and accrued income	22	1,561	2,024	1,520
Total current receivables		6,726	8,554	7,236

Current investments	23	3	21	32

Cash and cash equivalents	24, 32	802	257	107
TOTAL CURRENT ASSETS		8,220	9,500	8,072

ASSETS CLASSIFIED AS HELD FOR SALE	15, 36	10,166	-	-

TOTAL ASSETS	5	39,724	41,142	36,938

The accompanying notes are an integral part of these consolidated financial statements.

		As of Dec 31, 2017	As of Dec 31, 2016	As of Dec 31, 2015
SEK million	Note	(Restated)	(Restated)	(Restated)

EQUITY AND LIABILITIES

EQUITY
Attributable to equity holders of the parent company
Share capital	25	634	634	564
Other paid-in capital		7,841	7,836	4,985
Reserves		2,019	1,124	224
Retained earnings		6,752	9,179	12,665
Total attributable to equity holders of the parent company		17,246	18,773	18,438
Non-controlling interest	25	(114)	(300)	-
TOTAL EQUITY		17,132	18,473	18,438

NON-CURRENT LIABILITIES
Interest-bearing
Liabilities to financial institutions and similar liabilities	26	10,007	7,503	4,158
Provisions	27	983	1,176	868
Other interest-bearing liabilities	26	575	275	587
Total interest-bearing liabilities		11,565	8,954	5,613

Non-interest-bearing
Deferred tax liability	12	998	913	592
Total non-interest-bearing liabilities		998	913	592

TOTAL NON-CURRENT LIABILITIES		12,563	9,867	6,205

CURRENT LIABILITIES
Interest-bearing
Liabilities to financial institutions and similar liabilities	26	539	2,946	4,827
Provisions	27	97	134	52
Other interest-bearing liabilities	26	184	308	493
Total interest-bearing liabilities		820	3,388	5,372

Non-interest-bearing
Accounts payable	26	1,937	3,202	2,562
Current tax liabilities		344	280	153
Other current liabilities	26	1,405	1,172	608
Accrued expenses and deferred income	28	3,388	4,760	3,600
Total non-interest-bearing liabilities		7,074	9,414	6,923

TOTAL CURRENT LIABILITIES		7,894	12,802	12,295

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	15, 36	2,135	-	-

TOTAL EQUITY AND LIABILITIES	5	39,724	41,142	36,938

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows
(total operations)

		For the year ended December 31,
		2017	2016	2015
SEK million	Note	(Restated)	(Restated)	(Restated)
OPERATING ACTIVITIES
Net profit/loss		220	(2,581)	2,825
Adjustments for non-cash items in net profit/loss
Depreciation/amortization and impairment	6	4,956	6,221	3,085
Result from shares in joint ventures and associated companies	16	-	-	5
Gain/loss on sale of tangible assets		1	0	(112)
Gain/loss on sale of operations		167	101	(1,746)
Incentive program		30	1	40
Financial items		361	(230)	(40)
Income tax		135	116	45
Deferred tax expense		(73)	515	379
Changes in working capital
Inventories	19	(148)	220	(222)
Accounts receivable		(31)	9	262
Other current receivables		(366)	59	(474)
Other financial assets		29	21	(460)
Capitalized contract costs		35	44	163
Prepaid expenses and accrued income		124	(144)	(350)
Accounts payable		(146)	78	(241)
Accrued expenses and deferred income		(282)	247	331
Other current liabilities		618	346	38
Provisions		102	(7)	3

CASH FLOW FROM OPERATING ACTIVITIES		5,732	5,016	3,531

INVESTING ACTIVITIES
Acquisition of intangible assets		(671)	(527)	(629)
Sale of intangible assets		5	-	-
Acquisition of tangible assets		(2,554)	(3,296)	(3,408)
Sale of tangible assets		7	24	20
Acquisition of shares in group companies	15	(8)	(2,877)	-
Sale of shares in group companies	15	676	(2)	4,892
Acquisition of shares in associated companies	15	(7)	-	-
Capital contribution to/repayment from associated companies	15	-	(1)	(4)
Sale of associated companies and holdings of securities	15	-	4	5
Other financial assets, lending		-	-	(32)
Other financial assets, received payments		20	13	4
Cash flow from investing activities		(2,532)	(6,662)	848

FINANCING ACTIVITIES
Proceeds from credit institutions and similar liabilities	26	2,996	7,392	3,781
Repayment of loans from credit institutions and similar liabilities	26	(2,959)	(6,098)	(1,346)
Proceeds from other interest-bearing liabilities	26	-	72	-
Repayment of other interest-bearing lending	26	(83)	(16)	(159)
Dividends paid	25	(2,629)	(2,389)	(6,626)
Proceeds from issuances of shares	25	-	2,910	3
Repurchase of own shares	25	-	-	(3)
Dividends to non-controlling interests		-	-	(2)
Acquisition of non-controlling interests	25	-	(125)	-
Cash flow from financing activities		(2,675)	1,746	(4,352)

NET CHANGE IN CASH AND CASH EQUIVALENTS		525	100	27

Cash and cash equivalents at beginning of the year	24	257	107	151
Exchange rate differences in cash and cash equivalents	24	20	50	(71)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	24	802	257	107

For cash flow from discontinued operations, please refer to Note 36.
For additional cash flow information, please refer to Note 32.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the parent company
		Share capital	Other paid-in capital	Hedge reserve	Translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
SEK million	Note	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Equity at January 1, 2015		561	4,985	(440)	1,853	15,721	22,680	2	22,682
Restatements	35	-	-	-	-	247	247	-	247
Change in accounting principle	35	-	-	-	11	432	443	-	443
Equity at January 1, 2015 (post adoption of IFRS 15 and restatements)		561	4,985	(440)	1,864	16,400	23,370	2	23,372

Net profit		-	-	-	-	2,825	2,825	-	2,825
Other comprehensive income for the year, net of tax		-	-	(98)	(1,102)	29	(1,171)	-	(1,171)
Total comprehensive income for the year		-	-	(98)	(1,102)	2,854	1,654	-	1,654

OTHER CHANGES IN EQUITY
Share-based payments	33	-	-	-	-	40	40	-	40
New share issue	25	3	-	-	-	-	3	-	3
Repurchase of own shares	25	-	-	-	-	(3)	(3)	-	(3)
Dividends	25	-	-	-	-	(6,626)	(6,626)	-	(6,626)
Dividends to non-controlling interests	15	-	-	-	-	-	-	(2)	(2)
EQUITY AT DECEMBER 31, 2015		564	4,985	(538)	762	12,665	18,438	-	18,438

Equity at January 1, 2016		564	4,985	(538)	762	12,665	18,438	-	18,438

Net loss		-	-	-	-	(2,269)	(2,269)	(312)	(2,581)
Other comprehensive income for the year, net of tax		-	-	(104)	1,004	(13)	887	(11)	876
Total comprehensive income for the year		-	-	(104)	1,004	(2,282)	(1,382)	(323)	(1,705)

OTHER CHANGES IN EQUITY
Share-based payments	33	-	-	-	-	1	1	-	1
Share-based payments, tax effect	33	-	-	-	-	1	1	-	1
Proceeds from issuances of shares	25	70	2,840	-	-	-	2,910	-	2,910
Taxes on new share issue costs	25	-	11	-	-	-	11	-	11
Dividends	25	-	-	-	-	(2,389)	(2,389)	-	(2,389)
Acquisition of non-controlling interests	25	-	-	-	-	469	469	489	958
Contribution to non-controlling interests	25	-	-	-	-	697	697	(466)	231
Changed accounting principle in acquired company, TDC		-	-	-	-	17	17	-	17
EQUITY AT DECEMBER 31, 2016		634	7,836	(642)	1,766	9,179	18,773	(300)	18,473

Equity at January 1, 2017		634	7,836	(642)	1,766	9,179	18,773	(300)	18,473

Net profit		-	-	-	-	192	192	28	220
Other comprehensive income for the year, net of tax		-	-	(9)	904	(23)	872	158	1,030
Total comprehensive income for the year		-	-	(9)	904	169	1,064	186	1,250

OTHER CHANGES IN EQUITY
Share-based payments	33	-	-	-	-	27	27	-	27
Share-based payments, tax effect	33	-	-	-	-	6	6	-	6
Proceeds from issuances of shares	25	-	7	-	-	-	7	-	7
Taxes on new share issue costs	25	-	(2)	-	-	-	(2)	-	(2)
Dividends	25	-	-	-	-	(2,629)	(2,629)	-	(2,629)
EQUITY AT DECEMBER 31, 2017		634	7,841	(651)	2,670	6,752	17,246	(114)	17,132

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 1 Accounting principles and other information

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee (IFRS IC) as issued by the International Accounting Standards Board (IFRS).

The consolidated financial statements are prepared on the basis of historical cost, apart from financial instruments which are normally carried at amortized cost, with the exception of other non-current securities, contingent considerations and derivatives which are carried at fair value.

Standards and interpretations applied for the first-time in the current period

The Group adopted the requirements of IFRS 15 Revenue from Contracts with Customers, effective for annual periods beginning on January 1, 2018, in its unaudited quarterly financial statements issued in 2018. Upon transition to IFRS 15, the full retrospective approach was applied whereby all prior comparative information have been restated with any adjustments to the opening balance of equity in the earliest comparative period presented. As a result of the adoption of IFRS 15 in the unaudited quarterly financial statements of the Group issued in 2018 and the requirements of provisions of the United States Securities Act of 1933, as amended (the “Act”), the consolidated financial statements for the year ended 31 December 2017, 2016 and 2015 have also been retroactively recasted for the application of IFRS 15. The impact of the recasting for IFRS 15 on Tele2’s consolidated financial statements and the adoption of the standard are presented in Note 35.

Other amended standards and new IFRICs (Amendments to: IAS 7 Disclosure Initiative, IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses and annual improvements to IFRSs 2014-2016) which became effective January 1, 2017, have had no material effect on the consolidated financial statements or are not applicable for Tele2.

New and revised accounting standard not yet adopted
The following new and revised standards have been issued by the International Accounting Standards Board (IASB) and endorsed by the EU but are not yet adopted:
•
IFRS 9 Financial Instruments (effective for annual periods beginning on January 1, 2018): the adoption of the standard is expected to decrease total equity by SEK 42 million. See Note 35 for the expected effects of the adoption of the standard.

•
Amendments to: IFRS 2 Classification and Measurement of Sharebased Payment Transactions and IAS 40 Transfers of Investment Property (effective for annual periods beginning on or after January 1, 2018),

•	IFRIC 22 Foreign Currency Transactions and Advance Consideration (effective for annual periods beginning on or after January 1, 2018),
•	IFRS 16 Leases (effective for annual periods beginning on January 1, 2019)

•
Amendments to: IFRS 9 Prepayment Features with Negative Compensation IAS 19 Plan Amendment, Curtailment or Settlement and IAS 28 Long-term Interests in Associates and Joint Ventures (effective for annual periods beginning on or after January 1, 2019),

•	IFRIC 23 Uncertainty over Income Tax Treatments (effective for annual periods beginning on or after January 1, 2019),
•	Annual improvements to IFRSs 2015-2017 (effective for annual periods beginning on or after January 1, 2019),
•	Amendments to References to the Conceptual Framework in IFRS Standards (effective for annual periods beginning on or after January 1, 2020),
•	IFRS 17 Insurance Contracts (effective for annual periods beginning on or after January 1, 2021), and
•	Amendments to: IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (postponed, no decided effective date).

IFRS 16 replaces the previous leasing standard IAS 17 Leases and related interpretations and introduces a new definition of a lease that will be used to identify whether a contract contains a lease. For a lessee, IFRS 16 introduces a single accounting treatment; the recognition of a right-of-use asset and a lease liability. For lessors, the finance and operating lease distinction and accounting remains largely unchanged. IFRS 16 will most likely bring a large number of new assets and liabilities onto the balance sheet and will have an impact on reported profit and performance measures such as CAPEX. The assessment is on-going to analyze the effects on Tele2’s consolidated financial statements and will be determined before the new standard becomes effective.

With the exception of IFRS 9 and 16, the other new and revised standards are estimated to have no significant effect for Tele2.

Consolidation
Subsidiaries
The consolidated financial statements include the parent company and companies in which the parent company directly or indirectly holds more than 50 percent of the voting rights or in any other way has control. Control is achieved when Tele2 is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity.

The consolidated financial statements are prepared in accordance with the acquisition method. This means that consolidated equity only includes the subsidiary’s equity that has arisen after the acquisition and the consolidated income statements only include earnings from the date of acquisition until the date of divestment, if the subsidiary is sold. The Group’s acquisition value of the shares in subsidiaries consists of the total of the fair value at the time of the acquisition of what was paid in cash, incurred liabilities to former owners or emitted shares, the value of the non-controlling interests in the acquired subsidiary and the fair value of the previously owned share. Contingent consideration is included in the acquisition value and is reported at its fair value at the time of the acquisition. Subsequent effects from the revaluation of contingent consideration are reported in the income statement. Acquired identifiable assets and assumed liabilities are reported initially at their fair value at the time of the acquisition. Exemptions from this principle are made for acquired tax assets/liabilities, employee benefits, share-based payment awards and assets held for sale which are measured according to the principles described below for each item.

Exemptions are also made for indemnity assets and reacquired rights. Indemnity rights are valued according to the same principle as the indemnified item. Reacquired rights are valued based on the remaining contractual period even if other market participants would consider the possibilities for contract renewal when doing the valuation. Reported goodwill is measured as the difference between on the one hand the total purchase price for the shares in the subsidiary, the value of the non-controlling interests in the acquired subsidiary and the fair value of the previously owned share and on the other hand the Group’s reported value of acquired assets and assumed liabilities. Acquisition related costs (transaction costs) are recognized as expenses in the period in which they arise.

Non-controlling interest is reported at the time of the acquisition either at its fair value or at its proportional share of the Group’s reported value of the acquired subsidiary’s identified assets and liabilities. The choice of valuation method is made for each business combination. Subsequent profit or loss and other comprehensive income that are related to the non-controlling interests are allocated to the non-controlling interest even if it leads to a negative value for the non-controlling interest.

The acquisition of a non-controlling interest is accounted for as a transaction between the equity holders of the parent company and the non-controlling interest. The difference between paid purchase price and the proportional share of the acquired net assets is reported in equity. Thus no goodwill arises in connection with such transactions.

When the Group loses control of a subsidiary, a gain or loss is calculated as the difference between:
•	the aggregate of the fair value of the consideration received and the fair value of any retained interests and
•	the previous carrying amount of the assets (including goodwill), and liabilities and any non-controlling interests

Any gain or loss is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to that subsidiary are reclassified to profit or loss.

Joint arrangements
Joint arrangements are arrangements of which two or more parties have a joint control. Joint arrangements are classified either as joint operation or joint venture. For joint operations, Tele2 reports its part of assets, liabilities, revenues and expenses and its share of joint assets, liabilities, revenues and expenses line by line in the consolidated financial statements. Sales and other transactions with joint operations are eliminated in the consolidated financial statements. For Tele2, joint operations consist of jointly owned companies. Joint ventures are arrangements where Tele2 has right to the net assets and are accounted for under the equity method. This means that the Group’s carrying amount of the shares in the joint venture corresponds to the Group’s share of equity after application of the Group’s accounting principles as well as any residual value of consolidated surplus values. The Group’s share of the joint venture’s profit or loss after tax is reported under “Operating profit”, along with depreciation of the acquired surplus value.

At the acquisition of a share in a joint arrangement, a purchase price allocation is prepared at the acquisition date.  The acquisition date is the date when the Group becomes a part to and jointly shares the control of the joint arrangement. The starting-point for the purchase price allocation consists of the acquisition value of the share in the joint arrangement. The acquisition value is allocated on the Group’s share of the acquisition date fair values of acquired assets and assumed liabilities including related deferred taxes and any goodwill.

Associated companies
Associated companies are companies in which Tele2 has a voting power of between 20 percent and 50 percent or has significant influence in some other way.

Associated companies are accounted for in accordance with the equity method. This means that the Group’s carrying amount of the shares in the company corresponds to the Group’s share of equity after application of the Group’s accounting principles as well as any book value of consolidated surplus values. The share of the company’s profit or loss after tax is reported under “Operating profit”, along with depreciation of the acquired surplus value.

Foreign currency
The accounts of all foreign group companies, joint arrangements and associated companies are prepared in the currency used in the primary economic environment of each company, i.e. the functional currency which for all group companies, joint arrangements and associated companies is the local currency.

The assets and liabilities of foreign group companies, joint arrangements and associated companies are translated into Tele2’s reporting currency (SEK) at the closing exchange rates, while revenues and expenses are translated at the period’s average exchange rates. Exchange rate differences arising from translation are reported in other comprehensive income. When foreign group companies, joint arrangements and associated companies are divested, the accumulated exchange rate difference attributable to the sold operation is recognized in the income statement.

Goodwill and adjustments at fair value that are made in connection with the acquisition of a foreign operation are treated as assets and liabilities in the functional currency of the acquired operation.

Discontinued operations
A discontinued operation is a component of the Group which either has been disposed of or is classified as held for sale, and represents a separate line of business or geographical area of operation. A discontinued operation is reported separately from continuing operations in the income statement, and comparable information for prior periods is re-presented.

Assets classified as held for sale and associated liabilities are presented separately on the face of the balance sheet. Prior periods are not affected. Assets classified as held for sale are valued at the lower of carrying value and fair value less costs to sell (Note 36).

Revenue recognition
Revenues include customer related revenue from services within mobile and fixed telephony, broadband and cable TV, such as connection and installation charges, subscription charges, call charges, data and information services and service revenues. Revenues also include interconnect revenue from other operators and income from the sale of products such as mobile phones and modems. Revenues are recognized less discounts and VAT.

Subscription charges for mobile and fixed telephony services, cable TV, ADSL, leased capacity and internet connection for direct access customers are transferred over time and the revenue is recognized on a straight line basis over the subscription period. Most fees are invoiced monthly after the service has been transferred to the customer, the payment term is typically up to 30 days.  When the fees are invoiced in advance, Tele2 account for a contract liability which is recognized as revenue when the service has been transferred to the customer. Call charges and interconnect revenue are recognized in the period during which the service is provided. Revenue from the sale of cash cards and similar prepayments are recognized based on the actual use of the card up until the expiry date. The timing of revenue recognition related to the portion expected not to be exercised by the customer will be recognized as revenue in proportion to the customer use pattern. The timing difference between the payment and the revenue recognized is accounted for as a contract liability.

Revenue from sale of equipment is recognized when control of the equipment and significant risk and rewards of the ownership has been transferred to the customer and the group has the right to payment. The payment is made through monthly instalments or at the time of delivery. When there is a difference in timing between the payment and the revenue recognized for the equipment, the group adjust the transaction prices allocated to the equipment, for the time value of money.

For customer agreements containing multiple deliverables or parts, the contracted revenue is allocated to each part, based on its relative fair value. Services invoiced based on usage are not included in the allocation. Revenues for each part are recognized in the period when control of the goods or service is transferred to the customer. When re-allocating revenue between equipment and services is made it can result in revenue recognition taking place at different time (earlier or later) than the goods or service is paid for. The time difference between the payment and the revenue recognized for the performance obligation is recognized as a contract asset or contract liability. For further information refer to Note 17, 21 and 28.

Connection charges and other upfront fees are recognized at the time of the sale to the extent that Tele2 delivered goods or service according to the same principles as for customer contracts containing multiple performance obligations as described above.

Revenues from data and information services such as data buckets, text messages and third party services are recognized when the service is provided. When Tele2 acts as an agent for another supplier, the revenue is reported net, i.e. only the part of the revenue that is allocated to Tele2 is reported as revenue when control of the goods is transferred to the customer.

Most goods or subscriptions are sold with a right of return. Right to return is normally 14 days for goods and 30 days for subscriptions. If the right to return is expected to be utilized the revenue is recognized when the right has expired. Right to return does not apply for Tele 2 when the good or subscription is sold through a third party.

To enterprise customers, Tele2 offers long-term CaaS agreements (communication as a service) which mean functional based solutions for complete telecom and network services that may include switchboard services, fixed and mobile telephony, data communication and other customized services. Revenues for CaaS agreements are recognized over the contracted period, based on cost incurred in relation to estimated total cost.

To enterprise customers, service and construction contract revenues for system installations are recognized over time using the percentage of completion method at which the revenues are recognized gradually during the contract as the services are performed. The stage of completion is determined by services performed to date as a percentage of total services to be performed, based on cost incurred in relation to estimated total cost.

Contract modifications occur due to changes in the price plan or when adding value added services. A change in the price plan will give a new recognized revenue going forward. The value added services are distinct and priced at fair value and recognized as a new contract.

Operating expenses
Operating expenses are classified according to function, as described below. Depreciation and amortization and personnel costs are stated by function. Total costs for depreciation and amortization are presented in Note 6 and total personnel costs are presented in Note 33.

Cost of services provided and equipment sold
Cost of services provided and equipment sold consists of costs for renting networks and capacity, interconnect charges as well as costs for equipment sold (e.g. hand-sets) to the extent the costs are covered by recognized revenues. The cost of services provided and equipment sold also includes the part of the cost for personnel, premises, purchased services and depreciation and amortization of non-current assets attributable to the production of sold services.

Selling expenses
Selling expenses include costs for the internal sales organization, purchased services, personnel costs, rental costs, bad debt losses as well as depreciation and amortization of non-current assets attributable to sales activities. Advertising and other marketing activities are also included and are expensed as incurred. Selling expenses also include the portion of Tele2’s cost for handsets and other equipment for which Tele2 does not get full cost coverage.

Administrative expenses
Administrative expenses consist of the part of the personnel costs, rental costs, purchased services as well as depreciation and amortization of non-current assets attributable to the other joint functions. Costs associated with the Board of Directors, executive management and corporate functions are included in administrative expenses.

Other operating income and other operating expenses
Other operating income and other operating expenses include secondary activities, exchange rate differences in operating activities and gain/loss on the sale of tangible and intangible assets.

Employee benefits
Salaries and remuneration (Note 33) in companies acquired during each year are reported in relation to how long the company has been part of the Tele2 Group.

Share-based payments
Tele2 grants share-based payments to certain employees. Share-based payments are mainly settled with the company’s own shares, so called equity-settled payments. Certain share-based payments are settled in cash, so called cash-settled payments.

The costs for equity-settled payments are based on the fair value of the share rights calculated by an independent party at the date of grant. These payments are reported as employee costs during the vesting period with a corresponding increase in equity. To the extent the vesting conditions in the program are linked to market conditions (TSR) and non-vesting conditions (investment in Tele2 shares), these factors are taken into consideration when determining the fair value of the share rights. Performance conditions (return on capital employed) and service conditions (being employed) are affecting the employee cost during the vesting period by the change in the number of shares that are expected to finally vest.

Cash-settled share-based incentive programs are measured in the same way as equity-settled share-based payments with the difference that the share-based payment is remeasured at the end of each reporting period. Instead of recognizing an increase in equity the vested fair value is recognized as a liability in the balance sheet up until settlement.

Tele2 records a liability for social security expenses, at each reporting period, for all outstanding share-based payments. The liability is revalued at the end of each reporting period and is based on the share-based payment’s fair value at the end of the reporting date distributed over the vesting period.

Post-employment benefits
The Group has a number of pension schemes. The main part of Tele2’s pension plans consist of defined-contribution plans (Note 33) for which the Group makes payments to public and private pension institutions. Fees with regard to defined-contribution pension plans are reported as an expense during the period in which the employees perform the services to which the contribution relates. The defined-contribution plans ensure a certain predefined payment of premiums and negative changes in the value of investments are not compensated by Tele2. Therefore Tele2 does not bear the risk at the time of pension payment. Only a small part of the Group’s pension commitments relate to defined benefit plans. The net present value of the obligation for these are calculated separately for each defined benefit plan on the basis of assumptions of the future benefits earned during previous and current periods. The obligation is reported in the balance sheet as the net present value of the obligation less the fair value of any plan assets.

The cost for the defined-benefit plans are calculated by application of the Projected Unit Credit Method, which means that the cost is distributed over to the employee’s period of service. The calculation is performed annually by an independent actuary. The obligation is valued at the net present value of the expected future payments, taking into account assumptions such as expected future increases in salaries, inflation, health expenses and life span. Expected future payments are discounted with an interest rate that is effective on the closing day for first class corporate bonds, if available, considering the estimated remaining tenor for each obligation. In Sweden, in line with prior years, mortgage bonds are used for determining the discount rate. Actuarial gains and losses are reported in other comprehensive income. For a number of the Group’s employees in Sweden, the retirement pension and family pension are secured by a pension plan in Alecta. According to an announcement from the Swedish Financial Reporting Board, UFR 10, this is a defined-benefit multi-employer plan. Alecta cannot provide sufficient information to determine an individual company’s share of the total obligation and its plan assets, resulting in these pensions plans being reported as defined-contribution plans. The plan is financed by pension insurances.

Termination benefits
A cost for termination benefits is recognized only if the Group is committed by a formal plan to prematurely terminate an employee’s employment without any possibility of withdrawing the commitment.

Income tax
Income taxes consist of current and deferred tax. Income tax is reported in the income statement except when the underlying transaction is reported in other comprehensive income or in equity. In those cases the related tax effect is also reported in other comprehensive income or in equity.

Current tax is tax that is to be paid or received in respect of the taxable profit (tax loss) for the year including any adjustment of current tax related to previous periods and tax on dividends from subsidiaries.

When accounting for deferred taxes, the balance sheet method is applied. The method implies that deferred tax liabilities and assets are recognized for all temporary differences between the carrying amount of an asset or liability and its tax base, as well as other tax-related deductions or deficits. The following temporary differences are not considered: temporary difference that arises at the initial recognition of goodwill and the initial recognition of assets and liabilities that are not part of a business combination and at the time of the transaction affect neither accounting nor taxable profit/loss. An item which alters the time when an item is taxable or deductible is considered a temporary difference.  Deferred tax liabilities and assets are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on the tax rates (and tax laws) that have been enacted or substantially enacted by the end of the reporting period.

The recognition of deferred tax assets takes into account tax loss carry-forwards and temporary differences where it is probable that losses and temporary differences will be utilized against future taxable profits. In cases where a company reports losses, an assessment is made of whether there is any convincing evidence that there will be sufficient future profits.

Valuation and accounting of deferred taxes in connection with business combinations is made as part of the measurement of assets and liabilities at the time of acquisition. In these circumstances, the deferred tax assets are assessed at a value corresponding to what the Group expects to utilize. Deferred income tax liabilities are recognized on temporary differences related to subsidiaries, joint arrangements and associates, except when the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

If a deferred tax liability exists and tax loss carry-forwards exist for which a deferred tax asset previously hasn’t been recognized, a deferred tax asset is reported to the extent it can be netted against the deferred tax liability.

Current and deferred tax assets and liabilities are netted only among group companies within the same tax jurisdiction. This form of reporting is only applied when Tele2 intends to offset tax assets and liabilities.

Non-current assets
Intangible assets (Note 13) and tangible assets (Note 14) with a finite useful life are reported at acquisition value with deductions for accumulated depreciation and amortization. Depreciation and amortization are based on the acquisition value of the assets less estimated residual value at the end of the useful life and are recognized on a straight-line basis throughout the asset’s estimated useful life. Useful lives and residual values are subject to annual assessments. Useful lives for intangible and tangible assets are presented below.

Intangible assets
Licenses, utilization rights and software	2–25 years
Trademarks	5 years
Customer agreements	1-7 years

Tangible assets
Buildings	5–30 years
Modems	2–3 years
Machinery and technical plant	2–30 years
Equipment and installations	2–10 years

At the end of each reporting period, an assessment is made of whether there is any indication of impairment of any of the Group’s assets over and above the depreciation according to plans. If there is any indication that a non-current asset has declined in value, a calculation of its recoverable amount is made.

The recoverable amount is the higher of the asset’s value in use and its fair value less costs to sell, which is the value that is obtainable from the sale of the asset to an independent party less costs of disposal. The value in use consists of the present value of all cash flows from the asset during the utilization period as well as the addition of the present value of the fair value less costs to sell at the end of the utilization period. If the estimated recoverable amount is less than the carrying amount, the asset is written down to its recoverable amount.

Impairments are reported in the income statement. Impairments that have been recorded are reversed if changes are made in the assumptions that led to the original impairment. The impairment reversal is limited to the carrying amount, net of depreciation according to plan, had the original impairment not occurred. A reversal of impairment is reported in the income statement. Impairment of goodwill is not reversed.

Intangible assets
Tele2 holds a number of licenses entitling it to conduct telephony operations. The expenses related to the acquisition of these licenses are recognized as an asset and amortized on a straight-line basis through the duration of the license agreements.

Goodwill is measured as the difference between the total purchase price for the shares in the subsidiary alternatively the acquired assets and liabilities, the value of the non-controlling interest in the acquired subsidiary and the fair value of the previously owned share, and the Group’s reported value of acquired assets and assumed liabilities less any write-downs.

Goodwill is allocated to the cash generating units that are expected to obtain benefits as a result of the acquisition and is, along with the intangible assets with indefinite lives and intangible assets that are not yet ready to use, subject to annual impairment testing even if there is no indication of a decline in value. Impairment testing of goodwill is at the lowest level at which goodwill is monitored for internal management purposes and for which there are separately identifiable cash flows (cash generating units). The recoverable value of the respective cash generating unit is based on the higher of estimated value in use and fair value less costs to sell. The most important factors that have influenced this year’s impairment testing are presented in Note 13.

In the case of reorganization or divestment involving a change in the composition of cash generating units to which goodwill has been allocated, the goodwill is allocated to the relevant units. The allocation is based on the relative value of the part of the cash generating unit to which the reorganization or divestment relates, and the part that remains after the reorganization or the divestment.

Customer agreements are valued at fair value in conjunction with business combinations. Tele2 applies a model where the average historical customer acquisition cost or, alternatively, the present value of expected future cash flows, is applied to value customer agreements.

Tele2 capitalizes direct development expenses for software which are specific to its operations if the recognition criteria are fulfilled. These expenses are amortized over the utilization period, which begins when the asset is ready for use. Expenses relating to the planning phase of the projects as well as expenses of maintenance and training are expensed as incurred. Other expenses relating to development work are expensed as they arise, since they do not meet the criteria for being reported as an asset. Tele2 doesn’t conduct own research activities.

Tangible assets
Buildings relate to assets intended for use in operations. The acquisition value includes the direct costs attributable to the building.

Machinery and technical plant include equipment and machinery intended for use in operations, such as network installations. The acquisition value includes the direct costs attributable to the construction and installation of networks.

Additional costs for extension and value-increasing improvements are reported as an asset, while additional costs for repairs and maintenance are expensed during the period in which they arise.

Equipment and installations comprise assets used in administration, sales and operations.

Costs for modems that are rented to or used for free by customers are capitalized.

Borrowing costs
Borrowing costs which are directly attributable to the acquisition, construction or production of an asset which requires considerable time to complete for its intended use are included in the acquisition value of the asset. Other borrowing costs are expensed in the period in which they arise.

Leases
Leases are classified as finance or operating leases.

Tele2 as finance lessee
A lease is classified as a finance lease if it transfers substantially all the economic risks and rewards of ownership of an asset to the lessee. When reporting a financial lease in the consolidated financial statements, the leased object is recognized as a tangible asset at the lower of its fair value and the present value of the minimum lease payments, and a corresponding amount is recognized as a lease obligation under financial liabilities (Note 14, Note 26 and Note 31). The asset is depreciated on a straight-line basis over the shorter of the lease term and its useful life, with the estimated residual value deducted at the end of the utilization period. Lease payments are apportioned between interest and repayment of the outstanding liability.

Tele2 as operating lessee
A lease is classified as an operating lease if substantially all the economic risks and rewards of ownership of an asset remain with the leasing company. Payments are expensed in the income statement on a straight-line basis over the leasing period.

Tele2 as finance lessor
When Tele2 act as finance lessor the assets in a financial lease contract are reported in the balance sheet as a financial receivable to an amount equal to the net investment in the lease contract corresponding to the discounted net present value and a sale. The financial income arising from a finance lease is accounted for in accordance with a constant remuneration (fixed interest rate).

Tele2 as operating lessor
Rental revenues from operating leases are recognized on a straight-line basis over the term of the relevant lease. The leased asset is kept on the balance sheet and depreciated over its estimated useful life.

Dismantling costs
When there is a legal or constructive obligation to a third party, the estimated cost of dismantling and removing the asset and restoring the site/area is included in the acquisition value. Any change to the estimated cost of dismantling and removing an asset and restoring the site is added to or subtracted from the carrying amount of the particular asset.

Inventories
Inventories of materials and supplies are valued in accordance with the first-in, first-out principle at the lower of acquisition value and net realizable value. Tele2’s inventories essentially consist of telephones, SIM cards, modems and other equipment held for sale.

Financial assets and liabilities
Financial assets recognized in the balance sheet include other financial assets, accounts receivable, other current receivables, current investments and cash and cash equivalents. Financial liabilities recognized in the balance sheet include liabilities to credit institutions and similar liabilities, other interest-bearing liabilities, accounts payable and other current liabilities. Financial assets and liabilities due for payment more than one year after the end of the reporting period is reported as non-current. Other financial assets and liabilities are reported as current.

Acquisitions and sales of financial assets are recognized on the trade date, which is the date that the Group has an undertaking to acquire or sell the asset. Financial liabilities are recognized in the balance sheet when Tele2 becomes a party to the contractual provisions of the instrument.

A financial asset is derecognized when the rights to receive benefits have been realized, expired or the company loses control over the asset. The same applies to components of a financial asset. In instances where Tele2 retains the contractual rights to the cash flows from a financial asset but assumes a contractual obligation to pass on those cash flows to a third party (a pass through obligation), the financial asset is only derecognized when substantially all risks and rewards of ownership of the financial asset has been transferred and the following conditions exist:
•	Tele2 has no obligation to pay amounts to the third party unless Tele2 collects equivalent amounts from the original asset,
•	Tele2 is prohibited by the terms of the transfer arrangement from selling or pledging the original asset other than as security to the third party for the obligation to pay it cash flows, and
•	Tele2 has an obligation to pass on or remit the cash flows that it has collected on behalf of the third party without material delay.

A financial liability is derecognized when the contractual obligation is discharged or extinguished in some other way. The same applies to components of a financial liability.

Financial instruments are initially recognized at the acquisition date fair value and subsequently to either fair value or amortized cost based on the initial categorization. The categorization reflects the purpose of the holding and is determined on initial recognition.

Measurement of the fair value of financial instruments
Various measurement methods are used to estimate the fair value of financial instruments not traded on an active market. When determining the fair value of interest swaps and currency derivatives official market listings are used as input in calculations of discounted cash flows. The fair value of loan liabilities is measured using generally accepted methods, such as discounting expected future cash flows at prevailing interest rates.

Calculation of amortized cost of financial instruments
Amortized cost is calculated by using the effective interest method, which means that any premiums or discounts and directly attributable costs or income are recognized on an accrual basis over the life of the contract using the calculated effective interest rate.  The effective interest rate is the rate which gives the instrument’s cost of acquisition as a result when discounting the future cash flows.

Offsetting financial assets and liabilities
Financial assets and liabilities are offset and the net amount is presented in the balance sheet when a legal right of set-off exists and the Group intends to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets
Tele2’s other non-current securities mainly consist of holdings of unlisted shares, and these are classified as “Assets at fair value through profit or loss”. Assets in this category are initially reported at acquisition value, i.e. fair value at the time of acquisition, and valued thereafter on a continuous basis at fair value. Transaction costs are recognized in the income statement. The fair value change is reported in the income statement among other financial items.

Tele2’s accounts receivables and other receivables are categorized as “Loans and receivables initially reported at fair value and subsequently at amortized cost. For accounts receivables and other receivables, with a short maturity, the subsequent valuation is done at the nominal amount. On each closing day, an impairment assessment of these assets is made based on the time each individual accounts receivable has been overdue. Any impairment loss is reported as an operating expense.

Cash and cash equivalents are categorized as “Assets at amortized cost” initially reported at fair value and subsequently at amortized cost. Cash and cash equivalents consist of cash and bank balances as well as current investments with a maturity of less than three months from the time of acquisition.

Restricted cash and cash equivalents are reported as current investments if they may be released within 12 months and as non-current financial assets if they are to be restricted for more than 12 months.

Financial liabilities
Financial liabilities are categorized as “Financial liabilities at amortized cost”. These are initially measured at fair value and then at amortized cost using the effective interest method. Direct costs related to the origination of loans are included in the acquisition value. For accounts payables and other financial debts, with a short maturity, the subsequent valuation is done at the nominal amount.

Derivatives and hedge accounting
Exchange rate fluctuations on loans in foreign currency and changes in value of other financial instruments (currency derivatives) that meet the hedge accounting requirements of net investment in foreign operations are reported on a continuous basis in other comprehensive income. The ineffective portion of the exchange rate fluctuation and the change in value are reported in the income statement under other financial items. When divesting foreign operations, the previously recognized accumulated exchange rate difference attributable to the divested operation is recycled to the income statement.

Cash flow hedges are reported in the same way as hedges of net investments in foreign operations. This means that the effective portion of the gain or loss on an interest swap which meets the criteria for cash-flow hedge accounting is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss within financial items. When cash flows relating to the hedged item are reported in profit or loss, amounts are transferred from equity to offset them. For more information regarding cash flow hedges, please refer to Note 2 and Note 26.

When a hedging instrument related to future cash flows is due, sold, divested or settled or the Group discontinues the hedge relation before the hedged transaction has occurred and the forecasted transaction is still expected to occur, the accumulated reported gain or loss remains in the hedge reserve in equity and is reported in the income statement when the transaction occurs. If the hedged transaction is no longer expected to occur, the hedging instrument’s accumulated gain or loss is immediately reported in the income statement.

Other derivatives are measured at their fair value through profit or loss.

Receivables and liabilities in foreign currency
Receivables and liabilities of the Group denominated in foreign currencies are translated into Swedish crowns by applying the period-end rates.

Gains or losses on foreign exchanges relating to regular operations are included in the income statement under Other operating income/expenses. Gains or losses on foreign exchanges in financial assets and liabilities are reported within profit/loss from financial items.

When long-term lending to/borrowing from Tele2’s foreign operations is regarded as a permanent part of the parent company’s financing of/borrowing from foreign operations, and thus as an expansion/reduction of the parent company’s investment in the foreign operations, the exchange rate changes of these intra-group balances are reported in Other comprehensive income.

A summary of the exchange rate differences reported in other comprehensive income is presented in the statement of comprehensive income and the differences which affected profit or loss for the year are presented in Note 3.

Contract costs
Costs to obtain a contract are capitalized as contract costs assets. These costs are incremental costs incurred when obtaining a contract with a customer and are typically internal and external sales provisions. When businesses are acquired, customer agreements and customer contracts acquired as part of the acquisition are fair valued and capitalized as intangible assets.

The asset is amortized on a straight-line basis over the average customer life period if the cost is assessed as recoverable at portfolio level. Amortization is recognized as an operating cost, in order for this cost to be reflected in the operational business.

Amortization periods:
Consumer contracts	3 - 24 months
Business contracts	3 - 72 months

The asset is impaired in accordance with IFRS 15. An impairment exists if the carrying amount exceeds the amount of consideration Tele2 expects to receive in exchange for providing the associated goods and services, less the remaining costs that relate directly to providing those good and services.

Equity
Equity consists of registered share capital, other paid-in capital, hedge reserve, translation reserve, retained earnings, profit/loss for the year and non-controlling interests.

Other paid-in capital relates to share premiums from the issues of new shares. Additional direct costs attributable to the issue of new shares are reported directly against equity as a reduction, net after taxes, of proceeds from the share issue.

The hedge reserve includes translation differences on external loans in foreign currencies and changes in values of financial instruments (currency derivatives) which are used to hedge net investments in foreign operations and the effective portion of gains or losses on interest swaps used to hedge future interest payments.

Translation reserve includes translation differences attributable to the translation of foreign operations into Tele2’s reporting currency as well as translation differences on intra-group balances which are considered an expansion/reduction of the parent company’s net investment in foreign operations.

Non-controlling interests represent the value of minority shares in subsidiaries included in the consolidated accounts. The reporting and valuation of non-controlling interests are presented in the section regarding consolidation above.

Number of shares and earnings per share
Earnings per share before dilution are calculated by dividing the profit or loss of the year attributable to the parent company’s owners by the weighted average number of outstanding shares during the period. To calculate earnings per share after dilution the weighted average numbers of outstanding shares are adjusted for the dilutive effect of the total potential number of shares consisting of share based instruments settled with shares. The shared based instruments have a dilutive effect if the exercise price plus the fair value of future services is below the quoted price and the dilutive effect increases when the size of this difference increases (Note 25).

Provisions
Provisions are reported when a company within the Group has a legal or constructive obligation as a result of past events, and it is probable that payments, which can be reliably estimated, will be required in order to settle the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

Contingent liabilities
A contingent liability exists if there is a possible obligation related to a past event and whose existence is confirmed only by one or several uncertain future events, and when there is an obligation that is not reported as a liability or a provision because it is not probable that an outflow of resources will be required, or the amount of the obligation cannot be calculated with sufficient reliability. Disclosure is presented unless the probability of an outflow of resources is remote.

Segment reporting
Since the risks in Tele2’s operations are mainly linked to the various markets in which the company operates, Tele2 follows up and analyses its business on country level. Hence each country represents Tele2’s operating segments, apart from the segment Other. Tele2 has chosen Adjusted EBITDA as the profit or loss measure for the reportable segments. The segment reporting is in line with the internal reporting to the chief operating decision maker, which is Tele2’s “Leadership Team” (LT).

The segment Other mainly includes IoT (internet of things), the parent company Tele2 AB and central functions, and other minor operations.

Tele2 Sweden (Tele2 Sverige AB) is split into core operations and central group functions. Core operations is reported in the segment Sweden and central functions are included in the segment Other. The core operations of Tele2 Sweden comprise the commercial activities within Sweden, including the communications services of mobile, fixed telephony, fixed broadband, business solutions and domestic carrier business. The central functions of Tele2 Sweden comprise the activities which provide services for the benefit of Tele2 AB’s shareholders, other group companies (including the core operations of Sweden), and to divested operations. These services are provided for example from group-wide departments such as group finance, procurement, legal, product development, shared service center, network and IT, and international carrier.

Assets in each segment include all operating assets that are utilized by the segment and consist mainly of intangible and tangible assets, shares in associated companies, inventories, accounts receivable, other receivables, prepaid expenses and accrued revenues. Goodwill is distributed among the Group’s cash generating units, identified in accordance with Note 13.

Liabilities in each segment include all operating liabilities that are utilized by the segment and consist mainly of accounts payable, other non-interest-bearing liabilities, accrued expenses and deferred income.

Assets and liabilities not allocated to segments include current and deferred taxes and items of a financial nature.

Segment information is presented in Note 5.

The same accounting principles are applied to the segments and the Group.

Internal pricing
The sales of services in the Tele2 Group are made on market terms. Group-wide costs are invoiced to operations that have used the services.

Services
Services that are offered within the segments are mobile telephony, fixed broadband, fixed telephony and other operations.

The mobile service comprises various types of subscriptions for residential and business customers as well as prepaid cards. Mobile also includes mobile broadband, fixed telephony via mobile network (FVM), IoT (internet of things), and mobile carrier. Tele2 either owns the networks or rents them from other operators a set-up called MVNO.

Fixed broadband includes services provided over various access forms, such as copper and fiber. The services can be realized on own infrastructure or resold. The product portfolio within fixed broadband consists of internet, telephony and TV services.

Fixed telephony includes resold products within fixed telephony.

Other operations mainly include business solutions, carrier operations and wholesale.

Judgement of accounting principles
When choosing and applying Tele2’s accounting principles, the Board and the President have made the following choices:

Choice of accounting principle for put options
Put options issued or received by Tele2 in connection with business combinations, where the put options give the minority owner a right to sell its shares or part of its shares to Tele2, are initially, at the acquisition date, recognized as a non-controlling interest. The non-controlling interest is then immediately reclassified as a financial liability. The financial liability is subsequently recognized at its fair value at each reporting date, with the fair value changes reported within financial items in profit or loss.

An alternative method, not chosen by Tele2, would be to initially report both a non-controlling interest and a financial liability with opposite booking of the liability directly to equity and the following changes in the liability’s fair value reported in profit or loss. Another alternative is to report on a current basis a non-controlling interest which is reclassified as a financial liability at each reporting period. The difference between the reclassified non-controlling interest and the fair value of the financial liability would be reported as a change of the non-controlling interest within equity.

Goodwill – choice of level for goodwill impairment testing
Goodwill arising from business combinations is allocated to the cash-generating units which are expected to receive future economic benefits, in the form of synergies, for example, from the acquired operation. If separate cash-generating units cannot be identified, goodwill is allocated to the lowest level at which the operation and its assets are monitored for internal management purposes, which is the operating segment.

Estimates and judgments
As part of preparing the consolidated financial statements management is required to make certain estimates and judgments. The estimates and judgments are based on historical experience and a number of other assumptions aimed at providing a decision regarding the value of the assets or liabilities which cannot be determined in any other way. The actual outcome may vary from these estimates and judgments.

The most crucial assessments and estimates used in preparing the Group’s consolidated financial statements are as follows:

Joint arrangements
Tele2 is in Sweden part of two joint arrangements concerning mobile networks that are classified as joint operations, Svenska UMTS-nät AB (together with Telia Company) and Net4Mobility HB (together with Telenor). Tele2 has chosen to classify these two joint arrangements as joint operations as Tele2 is considered through agreements between the parties to have the rights to the assets and obligations for the liabilities as well as corresponding revenues and expenses related to each arrangement. As basis for the classification, additional decisive factors are that the parties in each arrangement have the rights to substantially all of the economic benefits from the assets in each operation and the jointly owned companies are dependent on its owners for settling its liabilities on a continuous basis.

Revenue recognition
Revenue recognition in Tele2 requires management to make judgments and estimates in a number of cases, mainly to determine fair values and the period in which the revenue should be recognized. Many agreements bundle products and services into one customer offering which for accounting purposes requires allocating revenue to each part based on its relative fair value using accounting estimates.  Determining whether revenues should be recognized immediately or be deferred require management to make judgments as to when the services and equipment have been provided, the fair value of each part as well as estimates regarding the remaining contract period. Please refer to Note 17 and 21 concerning receivables for sold equipment and Note 22 for other accrued revenues.

Valuation of acquired intangible assets
When acquiring businesses, intangible assets are measured at fair value. If there is an active market for the acquired assets, the fair value is measured based on the prices on this market. Since there are often no active markets for these assets, valuation models have been developed to estimate the fair value. Examples of valuation models are discounted cash flows models and estimates of Tele2’s historical costs of acquiring equivalent assets. Please refer to Note 15 for acquisitions during the year.

Impairment test goodwill
When estimating the recoverable amount of cash generating units for goodwill impairment purposes, the Group makes assumptions regarding future events and key parameters. The assumptions made and sensitivity analyses are disclosed in Note 13. These kinds of assessments, by nature, include some uncertainty related to projected growth rates, profit margins, investment levels and discount rates. Should the actual outcome for a specific period differ from the expected outcome, the expected future cash flows may need to be reconsidered, which could lead to a write-down.

Valuation of non-current assets with a finite useful life
If the recoverable amount falls below the book value, an impairment loss is recognized. At each balance sheet date, a number of factors are analyzed in order to assess whether there is any indication of impairment. If such indication exists, an impairment test is prepared based on management’s estimate of future cash flows including the applied discount rate. Please refer to Note 13 and Note 14.

Useful lives of non-current assets
When determining the useful life of groups of assets, historical experience and assumptions about future technical development are taken into account. Depreciation rates are based on the acquisition value of the non-current assets and the estimated utilization period less the estimated residual value at the end of the utilization period. If technology develops faster than expected or competition, regulatory or market conditions develop differently than expected, the Group’s evaluation of utilization periods and residual values will be influenced.

Valuation of deferred income tax receivables
Recognition of deferred income tax takes into consideration temporary differences and unutilized loss carry-forwards. Deferred tax assets are reported for deductible temporary differences and loss carry-forwards only to the extent that it is considered probable that they can be utilized to offset future taxable profits. Management updates its assessments at regular intervals. The valuation of deferred tax assets is based on expectations of future results and market conditions, which are naturally subjective. The actual outcome may differ from the assessments, partly as a result of future changes in business circumstances, which were not known at the time of the assessments, changes in tax laws or interpretations or the result of the taxation authorities’ or courts’ final examination of submitted tax returns. See further Note 12.

Provisions for disputes and damages
Tele2 is party to a number of disputes. For each separate dispute, an assessment of the most likely outcome is made, and reported in the consolidated financial statements accordingly. See Note 27 and Note 30.

Valuation of accounts receivable
Accounts receivables are valued on a current basis and reported at amortized cost. Reserves for doubtful accounts are based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions. See Note 20.

Other information
Tele2 AB (publ) is a limited company, with its registered office in Stockholm, Sweden. The company’s registered office (phone +46 8 5620 0060) is at Skeppsbron 18, Box 2094, 103 13 Stockholm, Sweden.

Note 2 Financial risk management and financial instruments

Through its operations, the Group is exposed to various financial risks such as currency risk, interest risk, liquidity risk and credit risk. Financial risk management is mainly centralized to the Group treasury function. The aim is to control and minimize the Group’s financial risks as well as financial costs, and optimize the relation between risk and cost.

Tele2’s financial assets consist mainly of receivables from end customers, other operators and resellers and cash and cash equivalents. Tele2’s financial liabilities consist mainly of loans, bonds and accounts payables. Classification of financial assets and liabilities including their fair value is presented below.

	Dec 31, 2017
	Assets and liabilities at fair value through profit/loss		Loans and receivables	Derivative instruments designated for hedge accounting		Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	1	(1)	658	-		-	659	659
Accounts receivables	-		2,224	-		-	2,224	2,224
Other current receivables	-		2,902	17	(3)	-	2,919	2,919
Current investments	-		3	-		-	3	3
Cash and cash equivalents	-		802	-		-	802	802
Assets classified as held for sale	-		2,243	-		-	2,243	2,243
Total financial assets	1		8,832	17		-	8,850	8,850

Liabilities to financial institutions and similar liabilities	-		-	-		10,546	10,546	10,629	(3)
Other interest-bearing liabilities	456	(2)	-	156	(3)	147	759	790	(3)
Accounts payable	-		-	-		1,937	1,937	1,937
Other current liabilities	-		-	-		1,405	1,405	1,405
Liabilities directly associated with assets classified as held for sale	-		-	-		967	967	967
Total financial liabilities	456		-	156		15,002	15,614	15,728

	Dec 31, 2016
	Assets and liabilities at fair value through profit/loss		Loans and receivables	Derivative instruments designated for hedge accounting		Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	1	(1)	1,407	-		-	1,408	1,408
Accounts receivables	-		2,784	-		-	2,784	2,784
Other current receivables	-		3,616	55	(3)	-	3,671	3,671
Current investments	-		21	-		-	21	21
Cash and cash equivalents	-		257	-		-	257	257
Total financial assets	1		8,085	55		-	8,141	8,141

Liabilities to financial institutions and similar liabilities	-		-	-		10,449	10,449	10,343	(3)
Other interest-bearing liabilities	124	(2)	-	217	(3)	242	583	597	(3)
Accounts payable	-		-	-		3,202	3,202	3,202
Other current liabilities	-		-	-		1,172	1,172	1,172
Total financial liabilities	124		-	217		15,065	15,406	15,314

	Dec 31, 2015
	Assets and liabilities at fair value through profit/loss		Loans and receivables	Derivative instruments designated for hedge accounting		Financial liabilities at amortized cost	Total reported value	Fair value
Other financial assets	9	(1)	1,310	-		-	1,319	1,319
Accounts receivables	-		2,269	-		-	2,269	2,269
Other current receivables	-		3,330	48	(3)	-	3,378	3,378
Current investments	-		32	-		-	32	32
Cash and cash equivalents	-		107	-		-	107	107
Total financial assets	9		7,048	48		-	7,105	7,105

Liabilities to financial institutions and similar liabilities	-		-	-		8,985	8,985	9,240	(3)
Other interest-bearing liabilities	541	(2)	-	231	(3)	308	1,080	1,049	(3)
Accounts payable	-		-	-		2,562	2,562	2,562
Other current liabilities	-		-	-		608	608	608
Total financial liabilities	541		-	231		12,463	13,235	13,459

For the determination of fair values on financial assets and liabilities the following levels, according to IFRS 13, and inputs have been used:

(1)	Level 3: measured at fair value through profit/loss, which on initial recognition were designated for this type of measurement. Discounted future cash flow models are used to estimate the fair value.

(2)	Level 3:
-
earn out (2016 and 2017) and put option (2015) Tele2 Kazakhstan. The fair value is based on the transaction entered into with Asianet and Kazakhtelecom. The valuation is based on discounted future cash flows on the assumptions further described in Note 13 and Note 26.

-	deferred consideration for business acquisitions is based on expected future cash flows, please refer to Note 26.
-
for the long-term incentive program IoTP, the fair value of the liability is determined with support from an independent valuation institute, please refer to Note 33 for information concerning the program.

(3)
Level 2: observable market data have been used as input to determine the fair value of interest- and foreign exchange rate derivatives, loans with fixed interest rate and other non-current interest bearing liabilities valued at fair value at initial recognition with subsequent measurement at amortized cost.

Changes in financial assets and liabilities valued at fair value through profit/loss in level 3 is presented below.

	2017		2016		2015
SEK million	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
As of January 1	1	124	9	541	9	887
Changes in fair value:
- earn-out Kazakhstan	-	332	-	100	-	-
- put-option Kazakhstan	-	-	-	(413)	-	51
Divestment of shares	-	-	(8)	-	-	-
Payment of liability	-	-	-	(125)	-	-
Other contingent considerations:
- paid	-	(8)	-	-	-	-
- other changes	-	8	-	24	-	-
Exchange rate differences(1)	-	-	-	(3)	-	(397)
As of December 31	1	456	1	124	9	541

(1) recognized in other comprehensive income

Since accounts receivables, accounts payables and other current liabilities are short-term, discounting of cash flows does not cause any material differences between the fair value and carrying value.

During the year no transfers were made between the different levels in the fair value hierarchy and no significant changes were made to valuation techniques, inputs used or assumptions.

In 2016 and onwards, Tele2 Sweden started to transfer the right for payment of certain operating receivables to financial institutions. The obligation that occur when receiving payment from financial institutions connected to the transfer of right of payment of receivables for sold handsets and other equipment has been netted against the receivables in the balance sheet and resulted in a positive effect on cash flow. During 2017 the right of payment without recourse or remaining credit exposure for Tele2 corresponding to SEK 1,327 (2016: 1,447 and 2015: -) million has been transferred to third parties.

Net gains/losses on financial instruments, including assets- and  liabilities directly associated with assets classified as held for sale, amounted to SEK(712) (2016: 133 and 2015: (264)) million, of which loan and trade receivables amounted to SEK (378) (2016: (173) and 2015: (209)) million, derivatives to SEK (3) (2016: (5) and 2015: (4)) million and financial assets and liabilities at fair value through profit/loss to SEK (331) (2016: 311 and 2015: (51)) million.

The Group has derivative contracts which are covered by master netting agreements. That means a right exists to set off assets and liabilities with the same party, which is not reflected in the accounting where gross accounting is applied. The value of reported derivatives at December 31, 2017 amounted on the asset side to SEK 17 (2016: 55 and 2015: 48) million and on the liabilities side to SEK 156 (2016: 217 and 2015: 231) million of which SEK - (2016: 8 and 2015: 19) million can be netted against the asset side.

Capital structure management
The Tele2 Group’s view on capital structure management (equity and net debt) incorporates several inputs, of which the main items are listed below.

•
Pursuant to the announcement on January 10, 2018, of the proposed merger with Com Hem, the Board of Directors of Tele2, agreed upon a preliminary financial framework. On April 23, 2018, the Board of Directors of Tele2 decided, in agreement with the Board of Directors of Com Hem, to update the preliminary financial framework, by introducing new and more specific policies for financial leverage and shareholder remuneration.

The new financial leverage target and shareholder remuneration framework are as follows:

•	Enlarged Tele2 will seek to operate within a net debt/EBITDA range of between 2.5-3.0x and maintain investment grade credit metrics

•	Enlarged Tele2’s policy will aim to maintain target leverage by distributing capital to shareholders through:
-	An ordinary dividend of at least 80 percent of equity free cash flow; and
-	Extraordinary dividends and/or share repurchases, based on remaining equity free cash flow, proceeds from asset sales and re-leveraging of EBITDA growth

Based on this policy, Enlarged Tele2 is expected to distribute in excess of 100 percent of equity free cash flow to shareholders, through a combination of dividends and share repurchases. Tele2 and Com Hem believe that the prospects for cash returns to shareholders of the combined group, under this policy, are stronger than what could be expected for holders of Tele2 or Com Hem on a stand-alone basis.

•	On a continuous basis, Tele2 will diversify its financing both in terms of duration and funding sources. A stable financial position is important in order to minimize refinancing risk.

The Board of Directors reviews the capital structure annually and as needed.

Currency risk
Currency risk is the risk of changes in exchange rates having a negative impact on the Group’s result and equity. Currency exposure is associated with payment flows in foreign currency (transaction exposure) and the translation of foreign subsidiaries’ balance sheets and income statements to SEK (translation exposure).

The Group does not generally hedge transaction exposure. When considered appropriate, the translation exposure related to some investments in foreign operations is hedged by issuing debt or entering into derivative transactions in the currencies involved. In the hedge reserve in equity the total amount related to net investment hedges amounts to SEK (555) (2016: (516) and 2015: (400)) million. During the year SEK – (2016: - and 2015: 107) million related to divested companies were reclassified to profit/loss. Outstanding currency swaps designated for net investment hedging amounted to EUR 215 (2016: 215 and 2015: 270) million. The reported fair value on the currency swaps amounted to SEK 17 (2016: 51 and 2015: 48) million. Tele2 had on December 31, 2016 and 2015, an outstanding bond of NOK 178 (2016) and 1,000 (2015)  million which was hedged for currency exposure via currency swaps, which reported fair value amounted to SEK (4) (2016) and (36) (2015) million. The NOK bond as well as the currency swaps became due in 2017.

After taking into account currency swaps, the borrowings in SEK million are carried in the following currencies (equivalent SEK amounts).

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
SEK(1, 2)	6,914	6,928	5,699
EUR(1)	3,386	3,454	3,286
KZT(3)	246	67	-
NOK(2)	-	-	-
Total loans	10,546	10,449	8,985

(1) Including adjustment for currency swaps designated to swap loans in SEK to EUR of SEK 2,113 (2016: 2,052 and 2015: 2,466) million
(2) Dec 31, 2016 and 2015, including adjustment for currency swaps designated to swap loans in NOK to SEK of SEK (188) (2016) and (955) (2015) million
(3) Loans guaranteed by the shareholder with non-controlling interest

In 2017, 64 (2016: 63 and 2015: 63) percent of revenues is designated in SEK and 18 (2016: 20 and 2015: 21) percent in EUR. For other currencies please refer to Note 3. During the year, Tele2’s results were foremost affected by fluctuations in KZT and EUR.

The Group’s total net assets on December 31, 2017 of SEK 17,132 (2016: 18,473 and 2015: 18,438) million were distributed by currency in SEK million as follows (including loan and currency derivatives designated for hedge accounting).

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
SEK	2,845	3,178	3,207
EUR (1)	10,905	12,170	13,458
KZT	2,511	2,272	1,067
HRK	888	853	732
USD	(17)	-	(26)
Total	17,132	18,473	18,438

(1) Loans and derivatives denominated in EUR designated for net investment hedging are included by SEK 3,393 (2016: 3,463 and 2015: 3,289) million

A five percent currency fluctuation against the Swedish krona would affect the Group’s total net assets by SEK 714 (2016: 765 and 2015: 762) million. A strengthening of the SEK towards other currencies would impact net assets negatively.

Interest rate risk
Tele2 monitors interest market trends and decisions to change the interest duration strategy are assessed regularly. Loans exposed to changes in interest rates over the next 12-months (i.e. short fixed interest rates) amounted to SEK 4,318 (2016: 5,393 and 2015: 6,568) million, carrying value, corresponding to 38 (2016: 49 and 2015: 65) percent of total. Calculated at variable interest-bearing liabilities at December 31, 2017 and assuming that loans carrying short fixed interest rates were traded per January 1, 2017 to 1 percent higher interest rate, this would result in an additional interest expense for 2017 of SEK 43 (2016: 54 and 2015: 66) million, and affect profit/loss after tax by SEK 34 (2016: 42 and 2015: 51) million. For additional information please refer to Note 26.

The capital amount of outstanding interest rate derivatives on December 31, 2017 amounts to SEK 3.2 billion converting variable interest rate to fixed interest rate.  The cash flows related to outstanding interest rate derivative is expected to affect the income statement during the remaining duration of the interest rate swaps. Official market listings have been used to determine the fair value of interest rate derivatives. The Group will settle the difference between the fixed and floating interest rate on a net basis.

Outstanding interest rate derivatives for cash flow hedging are shown below.

				Dec 31, 2017		Dec 31, 2016		Dec 31, 2015
Currency	Fixed interest rate terms %	Maturity		Capital amount, nominal	Reported fair value	Capital amount, nominal	Reported fair value	Capital amount, nominal	Reported fair value
SEK	2.6125	2021	(1)	1,400	(108)	1,400	(144)	1,400	(135)
SEK	1.9695	2021	(1)	300	(18)	300	(23)	300	(23)
SEK	0.695	2021	(1)	300	(6)	300	(8)	300	(5)
SEK	1.9495	2021	(1)	200	(12)	200	(15)	200	(15)
SEK	2.1575	2020		250	(12)	250	(18)	250	(17)
SEK	0.148	2021		700	-	700	(1)	-	-
Total outstanding interest rate derivatives				3,150	(156)	3,150	(209)	2,450	(195)

(1)The interest rate derivatives have been renegotiated in 2016

The total change in fair values on the interest rate derivatives amounted to SEK 16 (2016: (52) and 2015: (27)) million and are recognized in other comprehensive income as cash flow hedges. Of the total change in fair value SEK 104 (2016: 99 and 2015: 77) million was reclassified to the income statement and included in interest costs for the year.

Liquidity risk
The Group’s excess liquidity is invested on a short-term basis or used for loan repayments. Liquidity reserves consist of available cash, undrawn committed credit facilities and committed overdraft facilities. At the end of 2017, the Group had available liquidity of SEK 10.7 (2016: 10.0 and 2015: 7.9) billion. For additional information please refer to Note 24.

At present, Tele2 has a credit facility with a syndicate of ten banks. The facility has a tenor of five years with two one-year extension options. In the beginning of 2017, the facility was extended with one year to 2022 and in the beginning of 2018 with additionally one year to 2023. In 2017, the credit facility was reduced by EUR 40 million. The remaining facility amount after the reduction is EUR 760 million. As of December 31, 2017 the facility was not utilized.

Tele2 AB’s EUR 3 billion Euro Medium-Term Note (EMTN) Program forms the basis for Tele2’s medium and long term debt issuance in both international and domestic bond markets. As of December 31, 2017 issued bonds under the Program amounted to SEK 8,534 (2016: 8,390 and 2015: 3,048) million. For additional information please refer to Note 26.

Undiscounted contractual commitments are presented below. The contractual maturity is based on the earliest date on which the Group may be required to pay.

	Dec 31, 2017
	Note	Within 1 year	1-3 years	3-5 years	After 5 years	Total
Financial liabilities(1)	26	4,357	2,544	6,108	2,616	15,625
Commitments, other	30	2,149	4,510	56	80	6,795
Operating leases	31	1,136	952	498	878	3,464
Total contractual commitments		7,642	8,006	6,662	3,574	25,884

	Dec 31, 2016
	Note	Within 1 year	1-3 years	3-5 years	After 5 years	Total
Financial liabilities(1)	26	7,918	1,854	3,721	2,838	16,331
Commitments, other(2)	30	1,080	587	26	80	1,773
Operating leases(2)	31	1,045	917	465	815	3,242
Total contractual commitments		10,043	3,358	4,212	3,733	21,346

	Dec 31, 2015
	Note	Within 1 year	1-3 years	3-5 years	After 5 years	Total
Financial liabilities(1)	26	8,748	3,859	1,102	7	13,716
Commitments, other(2)	30	665	659	21	100	1,445
Operating leases(2)	31	1,313	838	424	821	3,396
Total contractual commitments		10,726	5,356	1,547	928	18,557

(1)  Including future interest payments. Within 1 year includes derivatives of SEK 156 (2016: 217 and 2015: 231) million
(2)  Dec 31, 2016 and Dec 31, 2015 has been adjusted to exclude commitments related to the operations in Netherlands held for sale

Credit risk
Tele2’s credit risk is mainly associated with accounts receivables, receivables related to sold equipment (handsets) and cash and cash equivalents. The Group regularly assesses its credit risk arising from accounts receivables and receivables related to sold equipment. As the customer base is highly diversified and includes individuals and companies, the exposure and associated overall credit risk is limited. Whenever favourable, companies within the Group are entitled to sell overdue receivables to debt collection agencies either as a one-time occasion or on ongoing basis. The Group makes provisions for expected credit losses.

Maximum credit exposure for accounts receivables amounts to SEK 2,224 (2016: 2,784 and 2015: 2,269) million and receivables related to sold equipment to SEK 2,429 (2016: 3,811 and 2015: 3,753) million. In addition assets classified as held for sale includes accounts receivables and receivables related to sold equipment by maximum credit exposure of SEK 385 and 1,426 million respectively.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparty are banks with high credit-ratings assigned by international credit-rating agencies. Maximum credit exposure for liquid funds amounts to SEK 802 (2016: 257 and 2015: 107) million and derivatives to SEK 17 (2016: 47 and 2015: 29) million.

Note 3 Exchange rate effects

The consolidated balance sheet and income statement are affected by fluctuations in subsidiaries’ currencies against the Swedish krona. Revenues and operating profit/loss are distributed among the following currencies.

	Revenue
	2017		2016		2015
SEK	15,935	64%	13,137	63%	12,224	63%
EUR	4,443	18%	4,094	20%	3,965	22%
KZT	2,721	11%	2,126	10%	1,731	9%
HRK	1,687	7%	1,534	7%	1,418	7%
Total	24,786	100%	20,891	100%	19,338	100%

	Operating profit/loss
	2017		2016		2015
SEK	2,272	63%	2,100	87%	2,413	90%
EUR	1,196	33%	978	40%	555	21%
KZT	117	4%	(680)	(28)%	(255)	(10)%
HRK	1	0%	31	1%	(33)	(1)%
Total	3,586	100%	2,429	100%	2,680	100%

Tele2’s operating profit for the year was mainly affected by fluctuations in KZT and EUR.

Assets and liabilities per country is presented in Note 5 and net assets per currency is presented in Note 2.

A five percent currency movement of all currencies against the Swedish krona would affect the Group’s revenues and operating profit/loss on an annual basis by SEK 443 (2016: 388 and 2015: 356) million and SEK 66 (2016: 16 and 2015: 13) million, respectively.

Exchange rate differences which arise in operations are reported in the income statements and totals to the following amounts.

	2017	2016	2015
Other operating income	35	50	36
Other operating expenses	(43)	(38)	(61)
Other financial items	2	2	1
Total exchange rate differences in income statement	(6)	14	(24)

Note 4 Revenue

	Revenue			of which internal sales
	2017	2016	2015	2017	2016	2015
Sweden
Mobile	12,045	10,990	10,532	3	1	1
Fixed broadband	1,244	770	676	-	-	-
Fixed telephony	372	453	541	-	-	-
Other operations	1,995	695	329	-	-	-
	15,656	12,908	12,078	3	1	1
Lithuania
Mobile	1,957	1,709	1,539	20	16	20
	1,957	1,709	1,539	20	16	20
Latvia
Mobile	1,178	1,022	948	22	23	9
	1,178	1,022	948	22	23	9
Estonia
Mobile	698	647	609	5	1	2
Fixed telephony	3	4	7	-	-	-
Other operations	42	44	62	-	-	-
	743	695	678	5	1	2
Kazakhstan
Mobile	2,721	2,126	1,731	-	-	-
	2,721	2,126	1,731	-	-	-
Croatia
Mobile	1,694	1,534	1,418	7	-	-
	1,694	1,534	1,418	7	-	-
Germany
Mobile	337	382	437	-	-	-
Fixed broadband	104	122	140	-	-	-
Fixed telephony	171	204	254	-	-	-
	612	708	831	-	-	-
Other
Mobile	147	75	-	-	-	-
Other operations	135	158	153	-	3	6
	282	233	153	-	3	6
TOTAL
Mobile	20,777	18,485	17,214	57	41	32
Fixed broadband	1,348	892	816	-	-	-
Fixed telephony	546	661	802	-	-	-
Other operations	2,172	897	544	-	3	6
	24,843	20,935	19,376	57	44	38
Internal sales, elimination	(57)	(44)	(38)
TOTAL REVENUE AND INTERNAL SALE	24,786	20,891	19,338	57	44	38

Revenue in the segment Other are invoiced from Swedish companies.

FX-adjusted figures per country is presented in Note 3.

Revenue from external customers are comprised of the following categories.

	2017	2016	2015
Sales of service	19,903	17,181	16,454
Sales of equipment	4,883	3,710	2,884
Total revenue	24,786	20,891	19,338

Mobile external revenue can be split into the following categories of revenues.

	2017	2016	2015
Sweden, mobile
End-user service revenue	7,753	7,313	7,259
Operator revenue	841	875	952
Service revenue	8,594	8,188	8,211
Equipment revenue	2,849	2,167	1,689
Other revenue	599	634	631
	12,042	10,989	10,531
Lithuania, mobile
End-user service revenue	1,119	967	886
Operator revenue	223	220	198
Service revenue	1,342	1,187	1,084
Equipment revenue	595	506	435
	1,937	1,693	1,519
Latvia, mobile
End-user service revenue	672	587	569
Operator revenue	213	200	185
Service revenue	885	787	754
Equipment revenue	271	212	185
	1,156	999	939
Estonia, mobile
End-user service revenue	452	428	410
Operator revenue	79	79	70
Service revenue	531	507	480
Equipment revenue	162	139	127
	693	646	607
Kazakhstan, mobile
End-user service revenue	2,096	1,529	1,264
Operator revenue	601	513	451
Service revenue	2,697	2,042	1,715
Equipment revenue	24	84	16
	2,721	2,126	1,731
Croatia, mobile
End-user service revenue	903	837	799
Operator revenue	245	235	208
Service revenue	1,148	1,072	1,007
Equipment revenue	539	462	411
	1,687	1,534	1,418
Germany, mobile
End-user service revenue	337	382	436
Equipment revenue	-	-	1
	337	382	437
Other, mobile
End-user service revenue	147	75	-
	147	75	-
TOTAL, MOBILE
End-user service revenue	13,479	12,118	11,623
Operator revenue	2,202	2,122	2,064
Service revenue	15,681	14,240	13,687
Equipment revenue	4,440	3,570	2,864
Other revenue	599	634	631
TOTAL MOBILE EXTERNAL REVENUE	20,720	18,444	17,182

Unsatisfied long-term outstanding contracts
Dec 31, 2017
Outstanding amount of non-cancellable contracts that are (partly) unsatisfied	3,112

Tele2 has non-cancelable contracts with a duration up to 72 months, this results in (partly) unsatisfied performance obligations at year-end. Management expect that 63 percent of the transaction price allocated to the unsatisfied contracts as of December 31, 2017 will be recognized as revenue during the year 2018. The remaining 31 percent is expected to be recognized during 2019 and 7 percent during 2020-2022.

All usage based revenue is excluded from this disclosure as the revenue is not fixed in a contract. Tele2 does not include binding revenue with an outstanding contract period of 12 months or less. Since Tele2 does not include all contracts and has primarily cancellable subscriptions, the amount of outstanding unsatisfied performance obligation does not amount to expected revenue for future periods.

In accordance with the expedient for the IFRS 15 transition, Tele2 has not disclosed the transaction price allocated to (partly) unsatisfied performance obligations to previous periods.

Note 5 Segment reporting

The segment reporting is based on country level. Services offered within the segments are mobile telephony, fixed broadband, fixed telephony and other operations (mainly business solutions, carrier operations and wholesale).

The segment Other mainly includes IoT (internet of things), the parent company Tele2 AB and central functions, as well as other minor operations. Tele2 Sweden is split into core operations and central group functions. Core operations is reported in the segment Sweden and central functions are included in the segment Other. For additional information please refer to section Segment reporting in Note 1.

	2017
	Sweden	Lithuania	Latvia	Estonia	Kazakhstan	Croatia	Germany	Other	Undistributed and internal elimination	Total
INCOME STATEMENT
Revenue
-External	15,653	1,937	1,156	738	2,721	1,687	612	282	-	24,786
-Internal	3	20	22	5	-	7	-	-	(57)	-
Revenue	15,656	1,957	1,178	743	2,721	1,694	612	282	(57)	24,786
Adjusted EBITDA	4,352	651	417	185	643	93	265	(166)	-	6,440

Reconciling items to reported operating profit/loss:
-Depreciation/amortization and other impairment									(2,596)	(2,596)
-Acquisition costs									(20)	(20)
-Integration costs									(160)	(160)
-Challenger program									(78)	(78)
Operating profit									3,586	3,586
Interest income									24	24
Interest expenses									(342)	(342)
Other financial items									(338)	(338)
Income tax									(519)	(519)
NET PROFIT/LOSS FROM CONTINUING OPERATIONS									2,411	2,411

OTHER INFORMATION
CONTINUING OPERATIONS
Additions to intangible and tangible assets	743	114	83	83	501	90	-	319	-	1,933
Non-cash-generating adjusted EBITDA items
-Sales of fixed assets and operations	6	(1)	-	-	(3)	-	-	(1)	-	1
-Incentive program	-	-	-	-	-	-	-	(30)	-	(30)

	2016
	Sweden	Lithuania	Latvia	Estonia	Kazakhstan	Croatia	Germany	Other	Undistributed and internal elimination	Total
INCOME STATEMENT
Revenue
-External	12,907	1,693	999	694	2,126	1,534	708	230	-	20,891
-Internal	1	16	23	1	-	-	-	3	(44)	-
Revenue	12,908	1,709	1,022	695	2,126	1,534	708	233	(44)	20,891
Adjusted EBITDA	3,751	589	320	172	195	107	276	(99)	-	5,311

Reconciling items to reported operating profit/loss:
-Depreciation/amortization and other impairment									(2,160)	(2,160)
-Impairment of goodwill and other assets									(344)	(344)
-Sale of operations									(1)	(1)
-Acquisition costs									(61)	(61)
-Integration costs									(81)	(81)
-Challenger program									(235)	(235)
Operating profit									2,429	2,429
Interest income									18	18
Interest expenses									(354)	(354)
Other financial items									297	297
Income tax									(1,020)	(1,020)
NET PROFIT/LOSS FROM CONTINUING OPERATIONS									1,370	1,370

OTHER INFORMATION
CONTINUING OPERATIONS
Additions to intangible and tangible assets	898	228	68	71	514	130	3	409	-	2,321
Non-cash-generating adjusted EBITDA items
-Sales of fixed assets and operations	12	-	-	-	(10)	5	-	(5)	-	(2)
-Incentive program	-	-	-	-	-	-	-	(1)	-	(1)

	2015
	Sweden	Lithuania	Latvia	Estonia	Kazakhstan	Croatia	Germany	Other	Undistributed and internal elimination	Total
INCOME STATEMENT
Revenue
-External	12,077	1,519	939	676	1,731	1,418	831	147	-	19,338
-Internal	1	20	9	2	-	-	-	6	(38)	-
Revenue	12,078	1,539	948	678	1,731	1,418	831	153	(38)	19,338
Adjusted EBITDA	3,684	540	296	163	31	125	186	(4)	-	5,021

Reconciling items to reported operating profit/loss:
-Depreciation/amortization and other impairment									(1,910)	(1,910)
-Result from shares in joint ventures and associated companies									(7)	(7)
-Impairment of goodwill and other assets									(196)	(196)
-Sale of operations									12	12
-Acquisition costs									(118)	(118)
-Challenger program									(228)	(228)
-Other items affecting comparability									106	106
Operating profit									2,680	2,680
Interest income									8	8
Interest expenses									(360)	(360)
Other financial items									(59)	(59)
Income tax									(757)	(757)
NET PROFIT/LOSS FROM CONTINUING OPERATIONS									1,512	1,512

OTHER INFORMATION
CONTINUING OPERATIONS
Additions to intangible and tangible assets	786	114	113	84	532	272	6	425	-	2,332
Non-cash-generating adjusted EBITDA items
-Sales of fixed assets and operations	127	-	-	1	-	-	-	(2)	(2)	124
-Incentive program	-	-	-	-	-	-	-	(40)	-	(40)

Tele2 Croatia has as part of its ordinary course of business entered into factoring agreements with Croatian banks, whereby Tele2 assigns to the banks some of its accounts receivables relating to third party distribution of prepaid vouchers. One of the third-party distributors, Tisak, is part of the Croatian Agrokor Group that currently is facing liquidity and solvency problems. Since the banks have not been able to collect payment for assigned and due accounts receivables from Tisak, they have instead requested payment from Tele2. In 2017, a provision for doubtful receivables was recorded affecting the operating profit/loss in Croatia negatively by SEK 89 million related to this factoring dispute and receivables on Tisak. The collection process is still ongoing with a number of different activities in process.

Reconciling items to reported operating profit/loss
Impairment of goodwill

	Impairment of goodwill
	2017	2016	2016
Estonia	-	-	(196)
Kazakhstan	-	(344)	-
Total	-	(344)	(196)
of which:
-cost of service provided and equipment sold	-	(344)	(196)

In 2017, a goodwill impairment loss of SEK 1,194 (2,610) million was recognized related to Netherlands and is reported as discontinued operation. Please refer to Note 36 for additional information.

In 2016, an impairment loss on goodwill of SEK 344 million was recognized referring to the cash generating unit Kazakhstan. The impairment was due to a weakening in the macro environment, including the Tenge devaluation which implied weaker consumer purchase power and higher expenses. In addition, intense competitive pressure eroded pricing power for all market participants. This also resulted in the beginning of the year in a decrease in the value of the put option obligation to the former non-controlling interest in Tele2 Kazakhstan, which represents an 18 percent economic interest in the new jointly owned company (Note 25), with a positive effect in the income statement of SEK 413 million reported under financial items.

In 2015, an impairment loss on goodwill of SEK 196 million was recognized referring to the cash generating unit Estonia.
The impairment loss was based on the estimated value in use of SEK 1.2 billion by using a pre-tax discount rate (WACC) of 9 percent. The impairment was recognized as a result of the underlying performance of the Estonian economy and Tele2’s operation.

Additional information is presented in Note 13.

Acquisition costs and integration costs

	Acquisition costs			Integration costs
	2017	2016	2015	2017	2016	2015
Com Hem, Sweden (Note 38)	(20)	-	-	-	-	-
TDC, Sweden	-	(35)	-	(145)	(36)	-
Altel, Kazakhstan	-	(24)	(118)	(15)	(45)	-
Other acquisitions	-	(2)	-	-	-	-
Total	(20)	(61)	(118)	(160)	(81)	-
of which:
-cost of service provided and equipment sold	-	-	-	(40)	(15)	-
-selling expenses	-	-	-	(23)	(5)	-
-administrative expenses	-	-	-	(97)	(61)	-
-other operating expenses	(20)	(61)	(118)	-	-	-
of which:
-redundancy costs				(62)	(28)	-
-other employee and consultancy costs				(64)	(36)	-
-exit of contracts and other costs				(34)	(17)	-

Additional information is presented in Note 15.

Challenger program
At the end of 2014, Tele2 announced its Challenger program, which is a program to step change productivity in the Tele2 Group. The program will strengthen the organization further and enable it to continue to challenge the industry. The costs associated with the program are reported as items affecting comparability as defined by Tele2’s definitionand in the income statement on the following line items. The Challenger program ended on December 31, 2017.

	2017	2016	2016
Cost of services provided and equipment sold	(7)	(16)	(57)
Selling expenses	(1)	(8)	(34)
Administrative expenses	(70)	(211)	(137)
Total Challenger program costs	(78)	(235)	(228)
of which:
-redundancy costs	(31)	(128)	(97)
-other employee and consultancy costs	(46)	(97)	(111)
-exit of contracts and other costs	(1)	(10)	(20)

Other items affecting comparability
In 2015, other operating revenues in Sweden was positively affected by SEK 112 million, concerning transactions related to sales of 2G sites to Net4Mobility, an infrastructure joint operation between Tele2 Sweden and Telenor Sweden, as well as the result of dismantling 2G sites.
Additional information is presented in Note 7.

In 2015, other operating expenses were negatively affected by SEK (6) million, related to the devaluation in Kazakhstan.
Additional information is presented in Note 8.

Note 6 Depreciation/amortization and impairment

By function

	2017	2016	2015
Depreciation/amortization
Cost of services provided and equipment sold	(1,903)	(1,689)	(1,466)
Selling expenses	(82)	(80)	(94)
Administrative expenses	(614)	(386)	(340)
Total depreciation/amortization	(2,599)	(2,155)	(1,900)

Impairment
Cost of services provided and equipment sold	3	(351)	(211)
Total impairment	3	(351)	(211)

TOTAL DEPRECIATION/AMORTIZATION AND IMPAIRMENT FOR THE YEAR	(2,596)	(2,506)	(2,111)

By type of asset

	2017	2016	2015
Depreciation/amortization
Utilization rights, trademarks and software	(511)	(398)	(293)
Licenses (frequency)	(237)	(229)	(234)
Customer agreements	(161)	(95)	(1)
Construction in progress, intangible assets	-	-	(1)
Buildings	(23)	(14)	(9)
Machinery and technical plant	(1,490)	(1,290)	(1,262)
Equipment and installations	(177)	(129)	(100)
Total depreciation/amortization	(2,599)	(2,155)	(1,900)

Impairment
Goodwill	-	(344)	(196)
Machinery and technical plant	-	(2)	(3)
Construction in progress, tangible assets	3	(5)	(12)
Total impairment	3	(351)	(211)

TOTAL DEPRECIATION/AMORTIZATION AND IMPAIRMENT FOR THE YEAR	(2,596)	(2,506)	(2,111)

Note 7 Other operating income

	2017	2016	2015
Sale to joint operations	75	72	85
Exchange rate gains from operations	35	50	36
Sale of non-current assets	3	17	9
Sale of residential cable and fiber operations, Sweden	-	3	12
Gain on sale of sites to Net4Mobility, Sweden	-	-	112
Service level agreements, for sold operations	3	4	135
Other income	18	5	10
Total other operating income	134	151	399

In 2015, other operating revenues in Sweden was positively affected by SEK 112 million, concerning transactions related to sales of 2G sites to Net4Mobility, an infrastructure joint operation between Tele2 Sweden and Telenor Sweden, as well as the result of dismantling 2G sites.

Note 8 Other operating expenses

	2017	2016	2015
Exchange rate loss from operations	(43)	(38)	(55)
Devaluation in Kazakhstan	-	-	(6)
Acquisition costs (Note 5)	(20)	(61)	(118)
Sale/scrapping of non-current assets	(2)	(13)	(7)
Sale of operation, Procure IT Right	-	(4)	-
Service level agreements, for sold operations	(3)	(3)	(64)
Other expenses	(1)	(1)	(3)
Total other operating expenses	(69)	(120)	(253)

Note 9 Interest income

	2017	2016	2015
Interest, bank balances	13	7	3
Interest, penalty interest	6	10	5
Interest, other receivables	5	1	-
Total interest income	24	18	8

All interest income is for financial assets reported at amortized cost. Interest income related to impaired financial assets, such as accounts receivable, are not significant.

Note 10 Interest expenses

	2017	2016	2015
Interest, financial institutions and similar liabilities	(286)	(295)	(259)
Interest, other interest-bearing liabilities	(45)	(54)	(87)
Interest, penalty interest	(11)	(5)	(14)
Total interest costs	(342)	(354)	(360)

All interest costs are for financial instruments not valued at fair value through the income statement, except for interest costs related to derivatives amounting to SEK (104) (2016: (99) and 2015: (77)) million.

Note 11 Other financial items

	2017	2016	2015
Change in fair value, put option Kazakhstan	-	413	(51)
Change in fair value, earn-out Kazakhstan	(332)	(100)	-
Exchange rate differences	9	2	1
EUR net investment hedge, interest component	(3)	(5)	(3)
NOK net investment hedge, interest component	-	-	(1)
Sale of Modern Holding Inc	-	(2)	-
Other finance expenses	(12)	(11)	(5)
Total other financial items	(338)	297	(59)

In the beginning of 2016, the put option obligation to the former non-controlling interest in Tele2 Kazakhstan was settled and SEK 125 million was paid. The remaining obligation was released to the income statement affecting financial items in 2016 positively by SEK 413 (2015: (51)) million. The reason for the change in fair value in 2016 was due to the macro environment, including the Tenge devaluation which implied weaker consumer purchase power and higher expenses. In addition, intense competitive pressure eroded pricing power for all market participants.

In the beginning of 2016, the put-option obligation in Kazakhstan was replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan (see Note 25). To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on December 31, 2017 valued to SEK 432 (2016: 100) million and reported as a financial liability with fair value changes reported as other financial items in the income statement. The change in fair value on December 31, 2016 was due to an improved outlook, in light of the positive business development during 2016 as well as reaching a significant share of the integration milestones. The change in 2017 is related to a continuation of the positive trend in the Kazakhstan operation that exceeds the original plan. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.

For information regarding the earn-out in Kazakhstan as well as EUR net investment hedges please refer to Note 2 and Note 26.

Note 12 Taxes

Tax expense/income
	2017	2016	2015
Current tax expense, on profit/loss current year	(607)	(519)	(385)
Current tax expense/income, on profit prior periods	(11)	3	(53)
Current tax expense	(618)	(516)	(438)
Deferred tax expense/income	99	(504)	(319)
Total tax on profit for the year	(519)	(1,020)	(757)

Theoretical tax expense
The difference between recorded tax expense for the Group and the tax expense based on prevailing tax rates in each country consists of the below listed components.
	2017		2016		2015
Profit before tax	2,930		2,390		2,269

Tax expense/income
Theoretic tax according to prevailing tax rate in each country	(664)	(22.7)%	(570)	(23.8)%	(501)	(22.1)%

Tax effect of
Impairment of goodwill, non-deductible	-	-	(69)	(2.9)%	(39)	(1.7)%
Reversal of write-down of shares in group companies	-	-	(113)	(4.7)%	-	-
Change in fair value, put option Kazakhstan	-	-	91	3.8%	(10)	(0.4)%
Change in fair value, earn-out Kazakhstan	(73)	(2.5)%	(22)	(0.9)%	-	-
Interest costs	(114)	(3.9)%	(131)	(5.5)%	(186)	(8.2)%
Valuation of tax assets relating to tax loss carry-forwards from previous years	560	19.1%	40	1.7%	-	-
Reclassification to other comprehensive income regarding tax on exchange rate differences previously reported in translation reserve	(274)	(9.4)%	-	-	-	-
Release of deferred tax liabilities due to new tax rules in Latvia	39	1.3%	-	-	-	-

Adjustment due to changed tax rate	(1)	0.0%	(160)	(6.7)%	-	-
Expired tax loss carry-forwards	-	-	(9)	(0.4)%	-	-
Adjustment of tax assets from previous years	(23)	(0.8)%	(43)	(1.8)%	58	2.6%
Effect from not recognized tax on loss-carry forwards	66	2.3%	(32)	(1.3)%	(71)	(3.1)%
Other	(35)	(1.1)%	(2)	(0.2)%	(8)	(0.5)%
Tax expense/income and effective tax rate for the year	(519)	(17.7)%	(1,020)	(42.7)%	(757)	(33.4)%

In 2017, taxes were positively affected by a reassessment of the previously not recognized deferred tax assets related to loss carry forwards and temporary differences in Kazakhstan of SEK 478 million.
In 2017, a reclassification of SEK 274 million has however been performed to other comprehensive income regarding tax on exchange rate differences previously reported in translation reserv.
In 2017, taxes were positively affected by a reassessment of the previously not recognized deferred tax assets relating to loss carry forwards in Germany of SEK 82 (40) million.
In 2016, net taxes were negatively impacted by SEK (160) million due to revaluation of deferred tax assets in Luxembourg as a consequence of reduced tax rates in Luxembourg from January 1, 2017.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items.
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Deferred tax assets
Unutilized loss carry-forwards	1,602	1,726	2,091
Tangible and intangible assets	193	29	18
Receivables	10	5	13
Liabilities	103	66	57
Pensions	11	11	10
Other	1	2	-
Total deferred tax assets	1,920	1,839	2,189
Netted against deferred liabilities	(9)	(73)	(42)
Total deferred tax assets according to the balance sheet	1,911	1,766	2,147

Deferred tax liabilities
Intangible assets	(31)	(63)	(34)
Tangible assets	(760)	(693)	(410)
Receivables	(1)	(14)	(5)
Liabilities	(215)	(216)	(185)
Total deferred tax liabilities	(1,007)	(986)	(634)
Netted against deferred assets	9	73	42
Total deferred tax liabilities according to the balance sheet	(998)	(913)	(592)
NET OF DEFERRED TAX ASSETS AND TAX LIABILITIES	913	853	1,555

The movement in deferred income tax assets and liabilities during the year is as follows.
	2017
	Loss carry forwards	Temporary differences DTA	Temporary differences DTL	Total
Deferred tax assets/-liabilities as of January 1	1,701	65	(913)	853
Netted against deferred liabilities, opening balance	-	48	(48)	-
Reported in income statement	(90)	247	(58)	99
Reported in income statement, discontinued operations	(28)	2	-	(26)
Reported in other comprehensive income	229	(14)	-	215
Reported in equity	-	4	-	4
Divested companies	(243)	(19)	17	(245)
Assets classified as held for sale	-	-	-	-
Exchange rate differences	33	(15)	(5)	13
Netted against deferred liabilities	(1)	(8)	9	-
Deferred tax assets/-liabilities as of December 31	1,601	310	(998)	913

	2016				2015
	Loss carry forwards	Temporary differences DTA	Temporary differences DTL	Total	Total
Deferred tax assets/-liabilities as of January 1	2,105	42	(592)	1,555	1,704
Restatements (Note 35)	-	-	-	-	406
Changed accounting principle (Note 35)	-	-	-	-	(80)
Adjusted deferred tax assets/-liabilities as of January 1	2,105	42	(592)	1,555	2,030
Netted against deferred liabilities, opening balance	-	42	(42)	-	-
Reported in income statement	(438)	(20)	(46)	(504)	(319)
Reported in income statement, discontinued operations	7	(18)	-	(11)	(60)
Reported in other comprehensive income	(57)	(1)	-	(58)	(27)
Reported in equity	-	12	-	12	-
Acquired companies	-	-	(5)	(5)	-
Divested companies	35	36	(287)	(216)	-
Exchange rate differences	74	20	(14)	80	(69)
Netted against deferred liabilities	(25)	(48)	73	-	-
Deferred tax assets/-liabilities as of December 31	1,701	65	(913)	853	1,555

Tax loss carry-forwards
The Group’s total tax loss carry-forwards as of December 31, 2017 were SEK 7,553 (2016: 11,811 and 2015: 11,452) million of which SEK 6,426 (2016: 6,725 and 2015: 7,581) million for which deferred tax asset were recognized and the remaining part, SEK 1,127 (2016: 5,086 and 2015: 3,871) million, were not recognized. Total tax loss carry-forwards expire according to below.
	Recognized			Not recognized			Total
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Expires in five years	-	-	-	266	592	476	266	592	476
Expires after five years	1,080	123	141	2	3,398	2,225	1,082	3,521	2,366
With expiration date	1,080	123	141	268	3,990	2,701	1,348	4,113	2,842
No expiration date	5,346	6,602	7,440	859	1,096	1,170	6,205	7,698	8,610
Total tax loss carry-forwards	6,426	6,725	7,581	1,127	5,086	3,871	7,553	11,811	11,452

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Deferred tax assets
Companies reported a profit this year and previous year	1,438	1,760	2,087
Companies reported a profit this year but a loss the previous year	-	-	60
Companies reported a loss this year	473	6	0
Total deferred tax assets	1,911	1,766	2,147

Deferred tax assets were reported for deductible temporary differences and tax loss carry-forwards to the extent convincing evidence showed that these can be utilized against future taxable profits. Deferred tax assets concerning operations which reported losses in 2017 were related to Kazakhstan. The operation in Kazakhstan is in a tax position and has during 2017 started to utilize its loss carry forwards. Kazakhstan report taxable income, mainly due to not deductible interest costs.
Tax disputes
In 2017, the Administrative Court in Stockholm rejected Tele2 Sweden’s claims for a deduction of interest expenses on intra-group loans related to the years 2013 and 2014 according to interest limitation rules introduced in 2013. Tele2 has appealed the Administrative Court’s rulings. The decision did not have any effect on Tele2’s results since the amounts were already reserved. As of December 31, 2017 the reserved amount was SEK 305 million related to interest expenses deductions claimed in the years 2013 and onwards.

Note 13 Intangible assets
	Dec 31, 2017
	Note	Utilization rights, trademarks and software	Licenses (frequency)	Customer agreements	Construction in progress	Total other intangible assets	Goodwill	Total
Cost
Cost at January 1		4,591	4,789	3,458	407	13,245	15,054	28,299
Cost for assets classified as held for sale	36	(6)	(1,635)	(1,320)	-	(2,961)	(5,514)	(8,475)
Acquisitions through business combinations	15	-	-	-	-	-	(4)	(4)
Cost in divested companies	36	(222)	-	(672)	(21)	(915)	(2,135)	(3,050)
Additions		131	1	-	492	624	-	624
Disposals		(81)	(8)	-	-	(89)	-	(89)
Reclassification		427	31	-	(469)	(11)	-	(11)
Exchange rate differences		-	8	17	1	26	255	281
Total cost		4,840	3,186	1,483	410	9,919	7,656	17,575

Accumulated amortization
Accumulated amortization at January 1		(2,756)	(1,844)	(2,430)	-	(7,030)		(7,030)
Accumulated amortization for assets classified as held for sale	36	6	364	1,320	-	1,690		1,690
Accumulated amortization in divested companies	36	196	-	624	-	820		820
Amortization		(530)	(340)	(161)	-	(1,031)		(1,031)
Disposals		76	8	-	-	84		84
Reclassification		2	-	-	-	2		2
Exchange rate differences		(7)	13	(16)	-	(10)		(10)
Total accumulated amortization		(3,013)	(1,799)	(663)	-	(5,475)		(5,475)

Accumulated impairment
Accumulated impairment at January 1		(273)	(123)	(47)	-	(443)	(7,456)	(7,899)
Accumulated impairment for assets classified as held for sale	36	-	-	-	-	-	4,541	4,541
Accumulated impairment in divested companies	36	-	-	47	-	47	2,126	2,173
Impairment		-	-	-	-	-	(1,194)	(1,194)
Exchange rate differences		-	(4)	-	-	(4)	(156)	(160)
Total accumulated impairment		(273)	(127)	-	-	(400)	(2,139)	(2,539)
TOTAL INTANGIBLE ASSETS		1,554	1,260	820	410	4,044	5,517	9,561

Of the total 2017 investments in intangible assets, SEK 192 million consist of internally generated. Internally generated intangible assets and construction in progress mainly consist of software.
Machinery and technical plant in Kazakhstan of SEK 0 (2016: 0 and 2015: 51) million is pledged for loan in Kazakhstan according to Note 26.

	Dec 31, 2016
	Utilization rights, trademarks and software	Licenses (frequency)	Customer agreements	Construction in progress	Total other intangible assets	Goodwill	Total
Cost
Cost at January 1	3,847	4,266	2,265	420	10,798	12,910	23,708
Acquisitions through business combinations	208	148	1,073	-	1,429	1,561	2,990
Additions	122	141	-	395	658	-	658
Disposals	2	-	-	40	42	-	42
Reclassification	364	73	-	(451)	(14)	-	(14)
Exchange rate differences	48	161	120	3	332	583	915
Total cost	4,591	4,789	3,458	407	13,245	15,054	28,299

Accumulated amortization
Accumulated amortization at January 1	(2,302)	(1,464)	(2,200)	-	(5,966)		(5,966)
Amortization	(431)	(331)	(115)	-	(877)		(877)
Disposals	3	1	-	-	4		4
Reclassification	6	-	-	-	6		6
Exchange rate differences	(32)	(50)	(115)	-	(197)		(197)
Total accumulated amortization	(2,756)	(1,844)	(2,430)	-	(7,030)		(7,030)

Accumulated impairment

Accumulated impairment at January 1	(273)	(117)	(45)	-	(435)	(4,249)	(4,684)
Impairment	-	-	-	-	-	(2,954)	(2,954)
Exchange rate differences	-	(6)	(2)	-	(8)	(253)	(261)
Total accumulated impairment	(273)	(123)	(47)	-	(443)	(7,456)	(7,899)
TOTAL INTANGIBLE ASSETS	1,562	2,822	981	407	5,772	7,598	13,370

	Dec 31, 2015
	Note	Utilization rights, trademarks and software	Licenses (frequency)	Customer agreements	Construction in progress	Total other intangible assets	Goodwill	Total
Cost
Cost at January 1		3,516	4,559	2,487	595	11,157	13,719	24,876
Restatements	35	103	8	-	(111)	-	-	-

Adjusted cost at January 1		3,619	4,567	2,487	484	11,157	13,719	24,876
Additions		54	58	-	484	596	-	596
Disposals		(97)	(18)	-	(94)	(209)	(5)	(214)
Reclassification		337	53	-	(451)	(61)	-	(61)
Exchange rate differences		(66)	(394)	(222)	(3)	(685)	(804)	(1,489)
Total cost		3,847	4,266	2,265	420	10,798	12,910	23,708

Accumulated amortization
Accumulated amortization at January 1		(2,095)	(1,314)	(2,393)	-	(5,802)		(5,802)
Restatements	35	(9)	(1)	-	-	(10)		(10)
Adjusted accumulated amortization at January 1		(2,104)	(1,315)	(2,393)	-	(5,812)		(5,812)
Amortization		(325)	(334)	(26)	(1)	(686)		(686)
Disposals		71	11	-	1	83		83
Reclassification		19	-	-	-	19		19
Exchange rate differences		37	174	219	-	430		430
Total accumulated amortization		(2,302)	(1,464)	(2,200)	-	(5,966)		(5,966)

Accumulated impairment

Accumulated impairment at January 1		(273)	(122)	(47)	-	(442)	(4,216)	(4,658)
Impairment		-	-	-	-	-	(196)	(196)
Disposals		-	-	-	-	-	5	5
Exchange rate differences		-	5	2	-	7	158	165
Total accumulated impairment		(273)	(117)	(45)	-	(435)	(4,249)	(4,684)
TOTAL INTANGIBLE ASSETS		1,272	2,685	20	420	4,397	8,661	13,058

Goodwill
In connection with the acquisition of operations, goodwill is allocated to the cash generating units that are expected to receive future financial benefits such as for example synergies as a result of the acquired operations. In the event that separate cash generating units cannot be identified, goodwill is allocated to the lowest level at which the operation and its assets are controlled and monitored internally, which is on country level.
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Sweden	2,668	2,672	1,110
Lithuania	832	808	771
Latvia	1,193	1,158	1,106
Estonia	691	672	641
Netherlands (Note 36)		2,132	4,554
Kazakhstan	133	147	470
Austria	-	9	9
Total goodwill	5,517	7,598	8,661

Allocation of goodwill and test for goodwill impairment
Tele2 tests goodwill for impairment annually by calculating the recoverable value for the cash-generating units to which goodwill are allocated. The recoverable value of the respective cash generating unit is based on the higher of estimated value in use and fair value less costs of disposal. For all cash-generating units the recoverable values have been determined based on value in use, except for Tele2 Netherlands. For further information about impairment for Tele2 Netherlands, please refer to Note 36.
The assumptions used in the calculations of values in use are growth rates, profit margins, investment levels and discount rates. The expected revenue growth rate, profit margin and investment level are based on sector data as well as management’s assessment of market-specific risks and opportunities, including expected changes in competition, the business model used by Tele2 and the regulatory environment. Management’s assessment of the range of revenues, profits and investments are limited to Tele2’s current telecom licenses and assets. The discount rate takes into account the prevailing interest rates and specific risk factors in a particular cash-generating unit.  The discount rate before tax (WACC) varies between 10 and 18 (2016: 9 and 18 and 2015: 9 and 11) percent.
Tele2 calculates future cash flows based on the most recently presented three-year plan. In one (2016: one) case we extend the business case for an additional seven years until the forecasted cash flow growth is considered more stable. For the period after this, annual growth of up to 2 (2016: up to 2 and 2015: up to 2) percent is assumed. These rates do not exceed the average long-term growth for the sector as a whole nor do they exceed the expected long term GDP growth rates in the markets. In 2016 (2015), Tele2 recognized goodwill impairment loss of the cash generating unit Kazakhstan (2015: Estonia) of SEK 344 (2015: 196) million. For additional information see Note 6.
Changes to assumptions
The carrying amounts of cash-generating units for which impairment losses were recognized in 2016 (2015), i.e. Netherlands and Kazakhstan (2015: Estonia), have been written down to its value in use. A subsequent negative development to any important assumption after the end of those years would therefore give rise to further impairment losses.
For the other cash-generating units to which goodwill have been allocated Tele2 assesses that reasonable possible changes in the major assumptions should not have such significant effects that they individually would reduce the value in use to a value that is lower than the carrying value on the cash generating units.
The value in use calculations, used for all cash-generating units, are based on the following assumptions per country.
	WACC pre tax			Forecast period, in years			Growth rate after the forecast period
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Sweden	10%	10%	11%	3	3	3	0%	0%	0%
Lithuania	10%	10%	10%	3	3	3	2%	2%	2%
Latvia	10%	9%	9%	3	3	3	2%	2%	2%
Estonia	10%	9%	9%	3	3	3	2%	2%	2%
Kazakhstan	18%	18%		10	10		1%	1%

Note 14 Tangible assets
	Dec 31, 2017
	Note	Buildings	Equipment and installations	Construction in progress	Total other tangible assets	Machinery and technical plant	of which finance leases	Total
Cost
Cost at January 1		344	2,515	2,224	5,083	35,752	627	40,835
Cost for assets classified as held for sale	36	(13)	(1,286)	(492)	(1,791)	(10,032)	-	(11,823)
Cost in divested companies	36	-	(44)	(13)	(57)	(1,164)	(248)	(1,221)
Additions		-	17	2,021	2,038	299	17	2,337
Dismantling costs		-	148	-	148	(187)	-	(39)
Disposals		(5)	(59)	(10)	(74)	(1,637)	(1)	(1,711)
Reclassification		91	365	(2,113)	(1,657)	1,668	4	11
Exchange rate differences		(12)	31	(49)	(30)	218	2	188
Total cost		405	1,687	1,568	3,660	24,917	401	28,577

Accumulated depreciation
Accumulated depreciation at January 1		(162)	(1,763)	-	(1,925)	(23,563)	(481)	(25,488)
Accumulated depreciation for assets classified as held for sale	36	11	882	-	893	5,903	-	6,796
Accumulated depreciation in divested companies	36	-	43	-	43	1,016	231	1,059
Depreciation		(24)	(426)	-	(450)	(2,284)	(27)	(2,734)
Disposals		1	55	-	56	1,614	-	1,670
Reclassification		(1)	(2)	-	(3)	1	-	(2)
Exchange rate differences		(2)	(28)	-	(30)	(166)	(2)	(196)
Total accumulated depreciation		(177)	(1,239)	-	(1,416)	(17,479)	(279)	(18,895)

Accumulated impairment
Accumulated impairment at January 1		(4)	(7)	(10)	(21)	(997)	-	(1,018)
Impairment		-	-	3	3	-	-	3
Disposals		4	-	4	8	29	-	37
Exchange rate differences		-	-	-	-	(12)	-	(12)
Total accumulated impairment		-	(7)	(3)	(10)	(980)	-	(990)
TOTAL TANGIBLE ASSETS		228	441	1,565	2,234	6,458	122	8,692
Finance leases relate to the expansion of transmission capacity in Sweden (previous years also Austria), please refer to Note 31.

	Dec 31, 2016
	Buildings	Equipment and installations	Construction in progress	Total other tangible assets	Machinery and technical plant	of which finance leases	Total
Cost
Cost at January 1	259	2,068	2,113	4,440	31,740	574	36,180
Acquisitions through business combinations	175	36	58	269	962	-	1,231
Cost in divested companies	-	(1)	-	(1)	-	-	(1)
Additions	9	66	2,822	2,897	278	43	3,175
Dismantling costs	-	(72)	-	(72)	288	-	216
Disposals	(6)	(55)	(47)	(108)	(939)	(1)	(1,047)
Reclassification	(119)	391	(2,833)	(2,561)	2,575	-	14
Exchange rate differences	26	82	111	219	848	11	1,067
Total cost	344	2,515	2,224	5,083	35,752	627	40,835

Accumulated depreciation
Accumulated depreciation at January 1	(143)	(1,405)	-	(1,548)	(22,039)	(446)	(23,587)
Accumulated depreciation in divested companies	-	1	-	1	-	-	1
Depreciation	(18)	(340)	-	(358)	(2,025)	(26)	(2,383)
Disposals	5	54	-	59	908	1	967
Reclassification	1	(19)	-	(18)	12	-	(6)
Exchange rate differences	(7)	(54)	-	(61)	(419)	(10)	(480)
Total accumulated depreciation	(162)	(1,763)	-	(1,925)	(23,563)	(481)	(25,488)

Accumulated impairment
Accumulated impairment at January 1	(4)	(7)	(12)	(23)	(955)	-	(978)
Impairment	-	-	(5)	(5)	(2)	-	(7)
Disposals	-	-	8	8	2	-	10
Exchange rate differences	-	-	(1)	(1)	(42)	-	(43)
Total accumulated impairment	(4)	(7)	(10)	(21)	(997)	-	(1,018)
TOTAL TANGIBLE ASSETS	178	745	2,214	3,137	11,192	146	14,329

	Dec 31, 2015
	Note	Buildings	Equipment and installations	Construction in progress	Total other tangible assets	Machinery and technical plant	of which finance leases	Total
Cost
Cost at January 1		241	1,827	2,102	4,170	30,609	579	34,779
Restatements	35	-	-	(5)	(5)	5	-	-
Adjusted cost at January 1		241	1,827	2,097	4,165	30,614	579	34,779
Additions		9	71	3,044	3,124	509	-	3,633
Dismantling costs		-	(13)	-	(13)	196	-	183
Disposals		(2)	(137)	20	(119)	(480)	(24)	(599)
Reclassification		58	441	(2,724)	(2,225)	2,286	28	61
Exchange rate differences		(47)	(121)	(324)	(492)	(1,385)	(9)	(1,877)
Total cost		259	2,068	2,113	4,440	31,740	574	36,180

Accumulated depreciation
Accumulated depreciation at January 1		(140)	(1,323)	-	(1,463)	(21,119)	(448)	(22,582)
Depreciation		(10)	(269)	-	(279)	(1,888)	(30)	(2,167)
Disposals		1	134	-	135	466	24	601
Reclassification		(1)	(18)	-	(19)	-	-	(19)
Exchange rate differences		7	71	-	78	502	8	580
Total accumulated depreciation		(143)	(1,405)	-	(1,548)	(22,039)	(446)	(23,587)

Accumulated impairment
Accumulated impairment at January 1		(4)	(7)	-	(11)	(1,048)	-	(1,059)
Impairment		-	-	(12)	(12)	(3)	-	(15)
Disposals		-	-	13	13	-	-	13
Reclassification		-	-	(13)	(13)	13	-	-
Exchange rate differences		-	-	-	-	83	-	83
Total accumulated impairment		(4)	(7)	(12)	(23)	(955)	-	(978)
TOTAL TANGIBLE ASSETS		112	656	2,101	2,869	8,746	128	11,615

Note 15 Business acquisitions and divestments

Acquisitions and divestments of shares and participations affecting cash flow were as follows:

	2017	2016	2015
ACQUISITIONS
TDC, Sweden	(8)	(2,910)	-
Altel, Kazakhstan	-	42	-
Kombridge, Sweden	-	(9)	-
Total group companies	(8)	(2,877)	-

Mobile payment, Lithuania	(7)	-	-
Capital contributions to joint ventures	-	(1)	(4)
Total joint ventures and associated companies	(7)	(1)	(4)
TOTAL ACQUISITION OF SHARES AND PARTICIPATIONS	(15)	(2,878)	(4)

DIVESTMENTS
Tele2 Austria	676	-	-
Tele2 Norway	-	-	4,904
Residential cable and fiber operations, Sweden	-	-	(6)
Other divestments	-	(2)	(6)
Total group companies	676	(2)	4,892

Adworx, associated company in Austria	-	-	5
Other divestments of other securities	-	4	-
Total associated companies and other securities	-	4	5
TOTAL SALE OF SHARES AND PARTICIPATIONS	676	2	4,897
TOTAL CASH FLOW EFFECT	661	(2,876)	4,893

Acquisitions
Acquisition after year-end
Please refer to Note 38 for information regarding acquisition of Com Hem during 2018.

TDC, Sweden
On June 21, 2016 Tele2 announced that Tele2 had signed a contract to acquire 100 percent of TDC Sweden for SEK 2.9 billion on a debt free basis. The transaction was approved by regulatory authorities on October 7, 2016 and the acquisition was completed on October 31, 2016.

The acquired company is a provider of B2B services in Sweden, serving both the public sector and many Swedish blue chip customers with their entire end-to-end connectivity and communication needs with a strong position in attractive product segments. Revenues in 2015 amounted to SEK 3.4 billion. TDC Sweden had 809 full time employees.

Goodwill in connection with the acquisition is related to Tele2’s expectation to obtain synergies and positive effects of cross-selling. Acquisition costs and integration costs have been reported as operating costs in the income statement and is stated in Note 5.

TDC Sweden affected Tele2’s revenues in 2016 by SEK 735 million and is included in the segment Sweden.

Combination of operations, Kazakhstan
On November 4, 2015 Tele2 announced the agreement with Kazakhtelecom to combine the two businesses’ mobile operations in Kazakhstan, Tele2 Kazakhstan and Altel, in a jointly owned company. Necessary regulatory approvals for the transactions were received end of January 2016 and the transaction was completed on February 29, 2016. Prior to the transaction Tele2 owned 51 percent of Tele2 Kazakhstan with the remaining shares owned by Asianet.

Kazakhtelecom subscribed for newly issued shares in the Dutch holding company Khan Tengri Holding B.V. (previously 100 percent owned by Tele2 after the buyout of Asianet), being the owner of Tele2 Kazakhstan, in exchange for 100 percent of the shares in Altel. The estimated fair value of identifiable net assets in Altel was SEK 840 million.

The transaction was made to strengthen the position of both companies in the Kazakhstan market by combining Tele2’s existing operations in Kazakhstan with Kazakhtelecom’s mobile business, Altel. The business combination with Kazakhtelecoms mobile operation has created a more sustainable and significant player in the market. For additional information, please refer to Note 25.

Tele2 has a 49 percent economic ownership in the jointly owned company in Kazakhstan and 51 percent of the voting rights. Tele2 has the right to appoint the CEO and all other management roles except for the CFO. Tele2 has concluded that Tele2 has the control over the jointly owned company as defined by IFRS and consequently the company is consolidated by Tele2. After three years Tele2 will under a put option be able to sell its 49 percent stake at fair value to Kazakhtelecom, which holds a symmetrical call option.

In order to complete the transaction with Kazakhtelecom, Tele2 acquired Asianet’s 49 percent stake in Tele2 Kazakhstan. The purchase price amounted to an initial payment of SEK 125 million and a deferred consideration equivalent to an 18 percent economic interest in the jointly owned company during a three year period. After three years Asianet has a put option on its 18 percent earn out interest and Tele2 has a symmetrical call option. The exercise price of the put and call options will be the fair market value of the 18 percent interest in the jointly owned company, where Asianet will receive, as deferred payment, the first KZT 8.4 billion (SEK 216 million) of any equity value attributable to a 49 percent stake. Therefore, the purchase agreement with Asianet means that Tele2’s effective economic interest in the jointly owned company during the first three years will be 31 percent.

The financing of the jointly owned company was made with existing shareholder loans from Tele2 of KZT 97 billion (SEK 2.6 billion) and a pre-existing interest free subordinated loan of KZT 11.7 billion (SEK 319 million) from Kazakhtelecom with extended maturity to 2031.

The current earn-out liability to the previous non-controlling shareholder Asianet, on its pre-existing 49 percent stake in Tele2 Kazakhstan, was on December 31, 2016 and 2017 valued at an estimated fair value of SEK 100 million and SEK 432 million respectively. For additional information, please refer to Note 26.

Altel is providing telecommunication services, including mobile services and internet services under the trademark ALTEL 4G in Kazakhstan. The business areas consist of prepaid mobile regular and mobile broadband. Acquisition costs and integration costs have been reported as operating costs in the income statement and is stated in Note 5.
Altel and Tele2 Kazakhstan have been merged during 2016, and the effect from Altel on Tele2’s revenues in 2016 is impracticable to disclose.

Kombridge, Sweden
On August 22, 2016 Tele2 acquired 100 percent in the Sweden based company Kombridge AB. Since 2010, Kombridge has offered security services, connected device management and application management for Internet of Things (IoT) applications and services. The goodwill of SEK 9 million consists of the value Tele2 gets by adding and integrating the expertise, the product and the platform from Kombridge with Tele2’s business.

Net assets at the time of acquisition
Assets, liabilities and contingent liabilities included in the acquired operations are stated below.

	TDC, Sweden (2016)	Altel, Kazakhstan (2016)	Kombridge, Sweden (2016)	Total
Patents and software	127	7	8	142
Licenses	-	148	-	148
Customer agreements	990	81	2	1,073
Trademarks	-	66	-	66
Tangible assets	573	658	-	1,231
Financial assets	26	14	-	40
Deferred tax assets	-	31	1	32
Inventories	140	37	-	177
Current receivables	776	152	2	930
Cash and cash equivalents	130	42	1	173
Non-current interest-bearing liabilities	(21)	(55)	-	(76)
Deferred tax liabilities	(217)	(29)	(2)	(248)
Current liabilities	(1,354)	(312)	(2)	(1,668)
Acquired net assets	1,170	840	10	2,020

Goodwill	1,552	-	9	1,561
Purchase price shares	2,722	840	19	3,581
Fair value of equity interest 51 percent in Khan Tengri Holding at acquisition	-	(840)	-	(840)
Payment of debt to former owner	330	-	-	330
	3,052	-	19	3,071
Deferred contingent consideration	(12)	-	(9)	(21)
Less: cash and cash equivalents in acquired companies	(130)	(42)	(1)	(173)
NET CASH OUTFLOW (+)	2,910	(42)	9	2,877

Effects from acquisitions
The table below shows how the acquired companies would have affected Tele2’s revenues and result if they had been acquired and divested on January 1, 2016.

	2016
	Tele2 Group, reported	Acquired operations			Tele2 Group, if acquisition on January 1
	Tele2 Group	TDC, Sweden	Altel, Kazakhstan	Kombridge, Sweden	Tele2 Group, pro forma
Revenue	20,891	2,848	137	7	23,883
Net profit/loss	1,370	8	(22)	-	1,356

Divestments
Procure IT Right, Sweden
On August 31, 2016 Tele2 sold its Swedish procurement consulting operation for a sales price of SEK 1 million. The sale resulted in a capital loss of SEK 4 million. The operation affected Tele2’s revenues in 2016 by SEK 28 (45) million.

4T Sverige (WyWallet), Sweden
On April 30, 2015 Tele2 announced, together with Telia Company, Telenor and Tre, the sale of its Swedish joint venture 4T Sverige AB to PayEx. 4T Sverige AB offers payment services through WyWallet and in connection with the sale an agreement was made to continue to offer WyWallets services via the mobile operators’ invoices. WyWallet has had no significant impact on Tele2’s income statement during the periods presented.

Residential cable and fiber operations, Sweden
On October 23, 2013 Tele2 announced the sale of its Swedish residential cable and fiber operations to Telenor for SEK 793 million. The sale was completed on January 2, 2014 after approval by regulatory authorities and the capital gain amounted to SEK 258 million.

Discontinued operations
Please refer to Note 36 for information regarding sold operations, in Norway, Austria and Netherlands, reported as discontinued operations.

Note 16 Joint ventures and associated companies

	Holding			Book value of shares			Result from shares
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	2017	2016	2015
4T Sverige AB, Sweden	-	-	-	-	-	-	-	-	(7)
UAB Mobilieji mokéjimai, Lithuania	33.3%	-	-	7	-	-	-	-	-
SNPAC Swedish Nr Portability Adm.Centre AB, Sweden	40%	40%	20%	7	7	4	-	-	-
Altlorenscheuerhof SA, Luxembourg	33.3%	33.3%	33.3%	2	2	-	-	-	-
GH Giga Hertz HB as well as 15 other trading companies with licenses, Sweden	-	-	33%	-	-	3	-	-	-
Total joint ventures and associated companies				16	9	7	-	-	(7)

Result from shares in joint ventures and associated companies

	2017	2016	2015
Participation in loss of associated companies	-	-	(2)
Sale of shares	-	-	(5)
Total result of shares in joint ventures and associated companies	-	-	(7)

Extracts from the income statements of joint ventures and associated companies

	2017	2016	2015
Revenue	51	88	45
Operating profit	1	2	(4)
Profit/loss before tax	-	-	(4)
Net profit/loss	-	-	(4)

Shares in joint ventures and associated companies

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Cost
Cost at January 1	9	7	13
Investments	7	5	4
Capital loss	-	-	(5)
Divestments	-	(3)	(5)
Total shares in joint ventures and associated companies	16	9	7

Extracts from the balance sheets of associated companies

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Intangible assets	8	-	-
Tangible assets	1	1	1
Current assets	42	56	25
Total assets	51	57	26

Equity	40	20	18
Deferred tax liability	1	-	-
Current liabilities	10	37	8
Total equity and liabilities	51	57	26

Note 17 Other financial assets

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Receivable from sold equipment	649	1,084	991
Prepayment T-Mobile Netherlands, Mobile site access	-	205	229
VAT receivable, Kazakhstan	8	117	90
Pension funds	119	143	98
Non-current holdings of securities	1	1	9
Restricted bank deposits	1	1	-
Total other financial assets	778	1,551	1,417

Receivable from sold equipment consists of instalment which is referring to equipment sold, such as handsets and other equipment. The equipment  have been supplied to the customer and for which the revenue have been recognized. None of these receivables were due on the closing date. When the invoicing occurs, the amount invoiced is transferred from receivable from sold equipment to accounts receivable. The item also consists of effects of the time difference between payments received and when the performance obligation is satisfied and revenue recognized for the goods or service. The contract asset arises due to sales of bundles.

Receivable from sold equipment consist of non-current contract assets which amounts to:

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Jan 1, 2015
Non-current contract assets	34	58	30	27

Non-current securities consist of shares in the companies listed below.

	Holding (capital/ votes)	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Estonian Broadband Development Foundation, Estonia	13%	1	1	1
Modern Holdings Inc, US	-	-	-	6
Radio National Skellefteå AB, Sweden	-	-	-	2
Total non-current securities		1	1	9

Note 18 Capitalized contract costs

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Capitalized contract costs	380	617	622
Total capitalized contract costs	380	617	622

	2017	2016	2015
Expensed contract costs	314	435	380

Note 19 Inventories

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Finished products & goods for resale	641	612	695
Other	48	56	2
Total inventories	689	668	697

Tele2’s inventories mainly consist of mobile phones. In 2017 inventories was expensed by SEK 4,732 (2016: 5,065 and 2015: 4,491) million, of which SEK 19 (2016: 38 and 2015: 9) million was related to write-downs.

Note 20 Accounts receivable

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Accounts receivable	2,723	3,444	2,892
Reserve for doubtful accounts	(499)	(660)	(623)
Total accounts receivable, net	2,224	2,784	2,269

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Reserve for doubtful accounts
Reserve for doubtful accounts at January 1	660	623	579
Reserve for doubtful accounts for assets classified as held for sale	(264)	-	-
Reserves in companies acquired during the year	-	14	-
Reserves in companies divested during the year	(8)	-	-
Provisions	168	70	141
Recovery of previous provisions	(73)	(74)	(75)
Exchange rate differences	16	27	(22)
Total reserve for doubtful accounts	499	660	623

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Accounts receivable, overdue with no reserve
Overdue between 1-30 days	320	365	250
Overdue between 31-60 days	63	94	51
Overdue more than 60 days	81	46	117
Total accounts receivable, overdue with no reserve	464	505	418

Note 21 Other current receivables

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Receivable from sold equipment	1,780	2,727	2,762
Receivable on Kazakhtelecom	548	405	-
VAT receivable	217	69	254
Receivable on Net4Mobility, joint operation in Sweden	166	144	220
Receivable on suppliers	134	193	15
Receivable on Svenska UMTS-nät, joint operation in Sweden	19	17	19
Derivatives	17	55	48
Current tax receivables	22	75	69
Prepayment T-Mobile Netherlands, Mobile site access	-	35	32
Other	38	26	28
Total other current receivables	2,941	3,746	3,447

Receivable from sold equipment consists of instalment which is referring to equipment sold, such as handsets and other equipment. The equipment  have been supplied to the customer and for which the revenue have been recognized. None of these receivables were due on the closing date. When the invoicing occurs, the amount invoiced is transferred from receivable from sold equipment to accounts receivable. The item also consists of effects of the time difference between payments received and when the performance obligation is satisfied and revenue recognized for the goods or service. The contract asset arises due to sales of bundles.

Receivable from sold equipment consist of current contract assets which amounts to:

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Jan 1, 2015
Current contract assets	52	50	91	68

Derivatives consists of currency swaps, valued at fair value.
The effective part of the swaps was reported in the hedge reserve in other comprehensive income and the ineffective part was reported as interest costs and other financial items, respectively, in the income statement.
The Group has derivative contracts which are covered by master netting agreements. That means a right exists to set off assets and liabilities with the same party, which is not reflected in the accounting where gross accounting is applied.
For additional information please refer to Note 2.

Note 22 Prepaid expenses and accrued income

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Prepaid expenses
Rental costs	208	291	241
Frequency usage	129	181	169
Other prepaid expenses	163	273	72
Total prepaid expenses	500	745	482

Accrued income
Customers	457	697	530
Other telecom operators	548	518	458
Other accrued income	56	64	50
Total accrued income	1,061	1,279	1,038
Total prepaid expenses and accrued income	1,561	2,024	1,520

SEK 38 (2016: 43 and 2015: 18) million of prepaid expenses and accrued income is estimated to be paid more than 12 months after the closing date.

Note 23 Current investments

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Restricted funds	1	21	32
Shares in other companies	2	-	-
Total current investments	3	21	32

Note 24 Cash and cash equivalents and unutilized overdraft facilities

Available liquidity

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Cash and cash equivalents	802	257	107
Unutilized overdraft facilities and credit lines	9,935	9,785	7,783
Total available liquidity	10,737	10,042	7,890

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Unutilized overdraft facilities and credit lines
Overdraft facilities granted	1,240	1,240	1,018
Overdraft facilities utilized	(22)	(305)	(543)
Total unutilized overdraft facilities	1,218	935	475
Unutilized credit lines	8,717	8,850	7,308
TOTAL UNUTILIZED OVERDRAFT FACILITIES AND CREDIT LINES	9,935	9,785	7,783

Tele2’s share of liquid funds in joint operations, for which Tele2 has limited disposal rights, amounted at December 31, 2017 to SEK 67 (2016: 60 and 2015: 34) million and was included in the Group’s cash and cash equivalents.

No specific collateral is provided for overdraft facilities or unutilized credit lines.

Exchange rate difference in cash and cash equivalents

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Exchange rate differences in cash and cash equivalents at January 1	(8)	3	(16)
Exchange rate differences in cash flow for the year	28	47	(55)
Total exchange rate differences in cash and cash equivalents for the year	20	50	(71)

Note 25 Shares, equity and appropriation of profit

Number of shares

	A shares		B shares		C shares		Total
	Change	Total	Change	Total	Change	Total
As of January 1, 2015		20,260,910		425,523,429		2,999,000	448,783,339
New share issue	-	20,260,910	-	425,523,429	2,300,000	5,299,000	451,083,339
Reclassification of C shares to B shares	-	20,260,910	3,400,000	428,923,429	(3,400,000)	1,899,000	451,083,339
As of December 31, 2015		20,260,910		428,923,429		1,899,000	451,083,339
New share issue	2,532,613	22,793,523	53,284,060	482,207,489	-	1,899,000	506,900,012
As of December 31, 2016		22,793,523		482,207,489		1,899,000	506,900,012
Total number of shares as of December 31, 2017		22,793,523		482,207,489		1,899,000	506,900,012

	2017	2016	2015
Total number of shares	506,900,012	506,900,012	451,083,339
Number of treasury shares	(4,144,459)	(4,549,947)	(4,894,972)
Number of outstanding shares	502,755,553	502,350,065	446,188,367
Number of shares, weighted average	502,614,759	452,146,472	458,213,317
Number of shares after dilution	505,931,001	505,041,442	461,282,587
Number of shares after dilution, weighted average	505,637,139	454,887,620	461,108,030

In 2016, Tele2 issued, with preferential rights for existing shareholders, 55,816,673 new shares (2,532,613 A-shares and 53,284,060 B-shares) corresponding to a total amount of SEK 2,910 million, after new issue costs of SEK (48) million, of which SEK 70 million is reported as an increase in share capital. The terms of the right issue entailed that every existing share entitled the holder to one subscription right of a share. Eight subscription rights of shares entitled the holder to subscribe for one new share of the corresponding share class to a subscription price of SEK 53 per share. The new issue was carried out in order to maintain the Tele2’s financial strength, in connection with the acquisition of TDC Sweden. In 2017, Tele2 released SEK 7 million of the 2016-year accrual for new share issue costs.

In 2015, Tele2 issued, and immediately repurchased, 2,300,000 new C shares to be used for future exercises of LTIs, resulting in an increase in share capital of SEK 3 million. In 2015, 3,400,000 C shares were reclassified to B shares.

The share capital in Tele2 AB is divided into three classes of shares: Class A, B and C shares. All types of shares have a par value of SEK 1.25 per share and Class A and B shares have the same rights in the company’s net assets and profits while Class C shares are not entitled to dividend. Shares of Class A entitle the holder to 10 voting rights per share and Class B and C shares to one voting right per share.

There are no limitations regarding how many votes each shareholder may vote for at general meetings of shareholders. The Articles of Association make no stipulation that limits the right to transfer the shares.

In the case of a bid for all shares or a controlling part of the shares in Tele2, the financing facilities may be accelerated and due for immediate repayment. In addition, some other agreements may be terminated.

Number of treasury shares

	B shares		C shares		Total
	Change	Total	Change	Total
As of January 1, 2015		61,366		2,999,000	3,060,366
New share issue/repurchase of own shares	-	61,366	2,300,000	5,299,000	5,360,366
Reclassification of C shares to B shares	3,400,000	3,461,366	(3,400,000)	1,899,000	5,360,366
Delivery of own shares under LTI program	(465,394)	2,995,972	-	1,899,000	4,894,972
As of December 31, 2015		2,995,972		1,899,000	4,894,972
Delivery of own shares under LTI program	(345,025)	2,650,947	-	1,899,000	4,549,947
As of December 31, 2016		2,650,947		1,899,000	4,549,947
Delivery of own shares under LTI program	(405,488)	2,245,459	-	1,899,000	4,144,459
Total number of treasury shares as of December 31, 2017		2,245,459		1,899,000	4,144,459

Number of treasury shares amount to 0.8 (2016: 0.9 and 2015: 1.1) percent of the share capital.

In 2017, Tele2 delivered 405,488 (2016: 345,025 and 2015: 465,394) B-shares in treasury to the participants in the LTIP program, as a result of share rights in the LTI 2014 (2016: LTI 2013 and 2015: LTIP 2012 and LTIP 2011) being exercised.

Outstanding share rights

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Incentive program 2017-2020	1,373,574
Incentive program 2016-2019	1,065,265	1,195,370
Incentive program 2015-2018	736,609	837,616	1,093,535
Incentive program 2014-2017	-	668,560	897,508
Incentive program 201x-201y	-		841,263
Total number of outstanding share rights	3,175,448	2,701,546	2,832,306

Further information is provided in Note 33.

Number of shares after dilution

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Number of shares	506,900,012	506,900,012	451,083,339
Number of treasury shares	(4,144,459)	(4,549,947)	(4,894,972)
Number of outstanding shares, basic	502,755,553	502,350,065	446,188,367
Number of outstanding share rights	3,175,448	2,701,546	2,832,306
Excluding share rights to be settled in cash	-	(10,169)	-
Adjustment for previous periods for bonus element in the share issue	-	-	12,261,914
Total number of shares after dilution	505,931,001	505,041,442	461,282,587

Earnings per share

	Earnings per share			Earnings per share, after dilution
	2017	2016	2015	2017	2016	2015
Net profit/loss attributable to equity holders of the parent company	192	(2,269)	2,825	192	(2,269)	2,825

Weighted average number of outstanding shares	502,614,759	452,146,472	446,032,991	502,614,759	452,146,472	446,032,991
Adjustment for previous periods for bonus element in the share issue	-	-	12,180,326	-	-	12,203,928
Weighted average number of shares, adjusted	502,614,759	452,146,472	458,213,317	502,614,759	452,146,472	458,236,919
Incentive program 2017-2020				909,312
Incentive program 2016-2019				1,125,670	804,813
Incentive program 2015-2018				783,348	970,707	674,162
Incentive program 2014-2017				204,050	777,542	1,038,774
Incentive program 2013-2016				-	188,086	942,717
Incentive program 2012-2015				-	-	209,258
Incentive program 2011-2014				-	-	6,200
Weighted average number of share rights				3,022,380	2,741,148	2,871,111
Weighted average number of outstanding shares after dilution				505,637,139	454,887,620	461,108,030
EARNINGS PER SHARE(1), SEK	0.38	(5.02)	6.17	0.37	(5.02)	6.13
(1) When reporting a loss, earnings per share after dilution is calculated based on weighted average number of shares as the weighted average number of outstanding shares after dilution is anti-dilutive

Proposed appropriation of profit
The Board propose that, from the SEK 10,469,560,912 at the disposal of the Annual General Meeting, a dividend of SEK 4.00 per share should be paid to shareholders, corresponding on December 31, 2017 to SEK 2,011,022,212, and that the remaining amount, SEK 8,458,538,700, should be carried forward.

Based on this annual report, the consolidated financial statements and other information which has become known, the Board has considered all aspects of the parent company’s and the Group’s financial position. This evaluation has led the Board to the conclusion that the dividend is justifiable in view of the requirements that the nature and scope of and risks involved in Tele2’s operations have on the size of the company’s and the Group’s equity as well as on its consolidation needs, liquidity and financial position in general.

For information regarding dividend policy please refer to Note 2.

Subsidiaries with material non-controlling interests
On November 4, 2015 Tele2 announced the agreement with Kazakhtelecom to combine the two businesses’ mobile operations in Kazakhstan, Tele2 Kazakhstan and Altel, in a jointly owned company. Necessary regulatory approvals for the transactions were received end of January 2016 and the transaction was completed on February 29, 2016.

Tele2 has a 49 percent economic ownership in the jointly owned company in Kazakhstan and 51 percent of the voting rights. Tele2 has the right to appoint the CEO and all other management roles except for the CFO. Tele2 has concluded that Tele2 has the control over the jointly owned company as defined by IFRS and consequently the company is consolidated by Tele2.

At the end of the first quarter 2019, Tele2 will under a put option be able to sell its 49 percent stake at fair value to Kazakhtelecom, which holds a symmetrical call option. Through agreements Kazakhtelecom has protective rights in matters such as changes in the ownership structure, approval of dividends, financing and certain shareholder-related matters.

In 2016 the transaction with Kazakhtelecom in which the jointly owned company was established resulted in an increased effect on total equity of SEK 1,189 million. The effect at the time of the transaction was recognized in equity on the following line items and referred to:

—	Acquisition of non-controlling interests:
The contribution from Kazakhtelecom to the jointly owned company in the form of the net assets in Altel was recognized at its fair value of SEK 840 million. In addition, as the fair value of the net assets in Altel at the time was lower than the fair value of the net assets in Tele2 Kazakhstan, the jointly owned company also obtained a receivable due from Kazakhtelecom of SEK 118 million. In total the value contribution from Kazakhtelecom therefore amounted to a fair value of SEK 958 million which represented the fair value of Tele2 Kazakhstan. The total value contribution was recognized in equity based on each party’s economic ownership in the jointly owned company, i.e. SEK 469 million (49 percent) was recognized as attributable to equity holders of Tele2 and SEK 489 million (51 percent) was recognized as attributable to non-controlling interests.

—	Contribution to non-controlling interests:
At the point of the transaction Tele2’s consolidated carrying value of the net assets in Tele2 Kazakhstan amounted to SEK (1,123) million and as part of the transaction a loan from Kazakhtelecom to Tele2 Kazakhstan with a nominal value of KZT 11.7 billion was renegotiated extending its maturity from 2014-2018 to 2031. The renegotiated terms of the loan triggered a revaluation of the loan and decreased its fair value by SEK 231 million. The contribution of Tele2 Kazakhstan to the jointly owned company hence had an increased effect attributable to equity holders of Tele2 of SEK 697 million representing 51 percent of the carrying value of the contributed net assets and 49 percent of the gain on the renegotiated loan. On the non-controlling interest the contribution of Tele2 Kazakhstan had a decrease effect of SEK (466) million representing 51 percent of the carrying value of the contributed net assets in Tele2 Kazakhstan and 51 percent of the gain on the renegotiated loan.

For additional information, please refer to Note 15.

The tables below show summarized financial information for Tele2 Kazakhstan before intra-group eliminations. No other material non-controlling interests exist.

	Tele2 Kazakhstan
	2017	2016	2015
Income statement
Revenue	2,721	2,126	1,731
Operating profit/loss	117	(680)	(255)
Loss before tax	(159)	(1,038)	(2,170)
Net profit/loss	56	(1,048)	(2,170)

	Tele2 Kazakhstan
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Balance sheet
Intangible assets	463	596	694
Tangible assets	2,279	2,409	1,357
Financial assets	10	118	91
Deferred tax assets	473	6	-
Current assets	1,008	795	193
Total assets	4,233	3,924	2,335

Non-current liabilities	3,245	3,088	4,764
Current liabilities	1,212	1,425	713
Total liabilities	4,457	4,513	5,477
Net assets	(224)	(589)	(3,142)

	Tele2 Kazakhstan
	2017	2016	2015
Cash flow statement
Cash flow from operating activities	458	36	(335)
Cash flow from investing activities	(728)	(383)	(555)
Cash flow from financing activities	375	447	863
NET CHANGE IN CASH AND CASH EQUIVALENTS	105	100	(27)
Cash and cash equivalents at beginning of the year	110	1	31
Exchange rate differences in cash and cash equivalents	(16)	9	(3)
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	199	110	1

Note 26 Financial liabilities

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Liabilities to financial institutions and similar liabilities	10,546	10,449	8,985
Other interest-bearing liabilities	759	583	1,080
Total interest-bearing financial liabilities	11,305	11,032	10,065

Accounts payable	1,937	3,202	2,562
Other current liabilities	1,405	1,172	608
Total non-interest-bearing financial liabilities	3,342	4,374	3,170
TOTAL FINANCIAL LIABILITIES	14,647	15,406	13,235

Financial risk management and financial instruments are presented in Note 2.

Financial liabilities fall due for payment according to below.

	Dec 31, 2017		Dec 31, 2016		Dec 31, 2015
	Nominal value	Recorded value	Nominal value	Recorded value	Nominal value	Recorded value
Within 3 months	3,236	3,096	4,828	4,703	7,140	7,061
Within 3 - 12 months	969	969	2,925	2,925	1,437	1,429
Within 1 - 2 years	1,986	1,986	42	42	3,438	3,425
Within 2 - 3 years	294	294	1,624	1,624	269	250
Within 3 - 4 years	3,401	3,401	271	271	615	615
Within 4 - 5 years	2,577	2,577	3,328	3,328	448	448
Within 5 - 10 years	2,273	2,272	2,456	2,456	5	5
Within 10 - 15 years	318	52	356	57	2	2
Total financial liabilities	15,054	14,647	15,830	15,406	13,354	13,235

Interest-bearing financial liabilities
Interest-bearing financial liabilities fall due for payments as follows:

	Within 1 year	Within 1 - 2 years	Within 2 - 3 years	Within 3 - 4 years	Within 4 - 5 years	Within 5 - 15 years	Total
Variable interest rates(1)	693	1,442	2	1,299	473	409	4,318
Fixed interest rates	30	544	292	2,102	2,104	1,915	6,987
Total interest-bearing liabilities	723	1,986	294	3,401	2,577	2,324	11,305
(1) exposed to changes in interest rates over the next 12 months

Collateral provided

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Fixed assets	-	-	51
Total collateral provided for own liabilities	-	-	51

Liabilities to financial institutions and similar liabilities

			Dec 31, 2017		Dec 31, 2016
Creditors	Interest rate terms	Maturity date	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
Bonds NOK			-	-	188	-	-	955
Bonds SEK			-	-	1,389	-	-	1,498
Bonds SEK			-	-	764	-	-	800
Bonds SEK			-	-	-	-	500	-
Bonds SEK	variable interest rates	2019	-	500	-	499	-	-
Bonds SEK	STIBOR +0.87%	2019	-	1,000	-	999	-	-
Bonds SEK	STIBOR +2.45%	2020	-	250	-	250	-	250
Bonds SEK	fixed: 1.875%	2021	-	1,000	-	1,000	-	-
Bonds SEK	STIBOR +1.65%	2021	-	1,993	-	1,991	-	-
Bonds SEK	STIBOR +1.55%	2022	-	1,699	-	999	-	-
Bonds SEK	variable interest rates	2022	-	499	-	499	-	-
Bonds SEK	STIBOR +1.45%	2023	-	399	-	-	-	-
Bonds SEK	STIBOR +2%	2023	-	1,194	-	-	-	-
Total bonds			-	8,534	2,341	6,237	500	3,503
Commercial paper	fixed: 0.0005%	2018	500	-	300	-	3,784	-

Nordic Investment Bank (NIB)	fixed interest rates	2021-2024	-	1,273	-	1,235	-	677
Syndicated loan facilities(1)	variable interest rates	2023	-	(29)	-	(36)	-	(22)
Development Bank of Kazakhstan(2)	fixed interest rate	2018-2024	17	229	-	67	-	-
(collateral 2015: fixed assets in Tele2 Kazakhstan)
Utilized bank overdraft facility	variable interest rates		22	-	305	-	543	-
			539	10,007	2,946	7,503	4,827	4,158
Total liabilities to financial institutions and similar liabilities				10,546		10,449		8,985

(1) In the beginning of 2018, the facility was extended with one year to 2023
(2) The outstanding liability is guaranteed by the non-controlling shareholder Kazakhtelecom

As of the date of this report, Tele2 had a credit facility with a syndicate of ten banks. The facility has a tenor of five years with two one-year extension options. In 2017, the facility was extended with one year to 2022 and in the beginning of 2018 with additionally one year to 2023. In 2017, the credit facility was reduced by EUR 40 million. The remaining facility amount after the reduction is EUR 760 million. The loans can be drawn in several currencies and the interest base is the relevant IBOR for that currency. On December 31, 2017, the syndicated loan facility was unutilized and prepaid upfront fees to be recognized in profit/loss over the remaining contract period amounted to SEK (29) (2016: (36) and 2015: (22)) million. The facility is conditioned by covenant requirements which Tele2 expects to fulfil.

Tele2 AB has issued bonds on the Norwegian bond market. During 2017 all Norwegian bonds were due and repaid (NOK 0.2 billion).

Tele2 AB’s Euro Medium-Term Note (EMTN) Program forms the basis for Tele2’s medium and long term debt issuance in both international and domestic bond markets. The program enables Tele2 to issue bonds and notes up to a total aggregate amount of EUR 3 billion. On December 31, 2017 issued bonds under the program amounted to SEK 8.5 (2016: 8.4 and 2015: 3.0) billion.

Tele2 AB’s established Swedish commercial paper program enables Tele2 to issue commercial papers up to a total amount of SEK 5 billion. Commercial papers can be issued with a tenor up to 12 months under the program. The commercial paper program is a complement to Tele2’s core funding. On December 31, 2017 outstanding commercial papers amounted to SEK 0.5 (2016: 0.3 and 2015: 3.8) billion.

As a further step towards the diversification of Tele2’s funding sources, Tele2 AB has entered into loan agreements with Nordic Investment Bank (NIB) of EUR 130 (2016: 130 and 2015: 74) million and the European Investment Bank (EIB) of EUR 125 (125) million. On December 31, 2017 the facility with EIB was unutilized.

The outstanding liability to Development Bank of Kazakhstan of SEK 246 (67) million is guaranteed by the non-controlling shareholder Kazakhtelecom.

The average interest rate on loans during the year was 2.6 (2016: 3.0 and 2015: 4.0) percent.

Other interest-bearing liabilities

	Dec 31, 2017		Dec 31, 2016		Dec 31, 2015
	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities	Current liabilities	Non-current liabilities
Put option, Kazakhstan	-	-	-	-	125	416
Earn-out, Kazakhstan	-	432	-	100	-	-
Loan from Kazakhtelecom	-	26	-	24	121	126
Derivatives	156	-	217	-	231	-
Finance leases	2	15	16	32	16	45
Supplier financing, Lithuania license	7	89	7	93	-	-
Equipment financing	6	2	56	14	-	-
Deferred consideration, TDC and Kombridge	13	8	12	12	-	-
Incentive program, IoT	-	3	-	-	-	-
	184	575	308	275	493	587
Total other interest-bearing liabilities		759		583		1,080

In the beginning of 2016, the put option obligation to the former non-controlling interest in Tele2 Kazakhstan was settled and SEK 125 million was paid. The remaining obligation was released to the income statement affecting financial items in 2016 positively by SEK 413 (2015: (51)) million. The reason for the change in fair value in 2016  was due to the macro environment, including the Tenge devaluation which implied weaker consumer purchase power and higher expenses. In addition, intense competitive pressure eroded pricing power for all market participants.

In the beginning of 2016, the put-option obligation in Kazakhstan was replaced with an earn-out obligation representing 18 percent economic interest in the jointly owned company in Kazakhstan (see Note 25). To cover for the estimated earn-out obligation, that is based on fair value, the earn-out obligation was on December 31, 2017 valued to SEK 432 (2016: 100) million and reported as a financial liability with fair value changes reported as other financial items in the income statement. The change in fair value on December 31, 2016 was due to an improved outlook, in light of the positive business development during 2016 as well as reaching a significant share of the integration milestones. The change in 2017 is related to a continuation of the positive trend in the Kazakhstan operation that exceeds the original plan. The fair value estimate is sensitive to changes in key assumptions supporting the expected future cash flows for the jointly owned company in Kazakhstan. A deviation from the current assumptions regarding the fair value would impact the earn-out liability.

The fair value of the earn-out obligation was calculated based on expected future cash flows of the jointly owned company discounted at a pre-tax interest rate of 18 percent and perpetual growth rate of 1 percent after the ten year projection period. Key assumptions refer to expected growth rate, profit margins, investment levels and discount rate. Additional information is presented in Note 13 and Note 25.

At the time of the acquisition of Tele2 Kazakhstan the company had an existing interest free liability to the former owner Kazakhtelecom. In connection with the completion of the agreement with Kazakhtelecom during 2016, the liability maturity period was extended to 2031 and as a consequence the loan was revalued to fair value at the remeasurement date. On December 31, 2017 reported debt amounted to SEK 26 (2016: 24 and 2015: 247) million and the nominal value was SEK 289 (2016: 319 and 2015: 287) million. The change in book value in 2016 was reported in equity, please refer to Note 25.

Derivatives consist of interest swaps and currency swaps, valued at fair value. The effective part of the swaps was reported in the hedge reserve in other comprehensive income and the ineffective part was reported as interest costs and other financial items, respectively, in the income statement. The Group has derivative contracts which are covered by master netting agreements. That means a right exists to set off assets and liabilities with the same party, which is not reflected in the accounting where gross accounting is applied. For additional information please refer to Note 2.

For information on finance leases, supplier financing and equipment financing please refer to Note 31, Note 14 and Note 2, respectively.

On December 31, 2016, a liability was reported for estimated deferred consideration to the former owner of TDC, Sweden. The estimated fair value of the deferred consideration amounted at December 31, 2016 to SEK 12 million. The fair value was calculated based on expected future cash flows. In 2017, the deferred consideration was settled. In 2016, a liability was also reported for contingent deferred consideration to the former owners of Kombridge, Sweden. The estimated fair value of the deferred consideration amounted on December 31, 2017 to SEK 21 (12) million. The fair value was calculated based on expected future cash flows at which a maximum turnout has been assumed.

At December 31, 2017, a liability was reported for long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business of SEK 3 million. The program is built on transferrable synthetic options, please refer to Note 33 for further information. The fair value of the liability is determined with support from an independent valuation institute.

Liabilities attributable to financing activities

	Liabilities	Cash flow	Non-cash changes				Payment	Liabilities
	Dec 31, 2016	from financing activities	Divestments (Note 36)	Exchange rate	Fair value	Accrued interest and fees		Dec 31, 2017
Bonds	8,578	(58)	-	4	-	10	-	8,534
Commercial paper	300	200	-	-	-	-	-	500
Nordic Investment Bank (NIB)	1,235	-	-	37	-	1	-	1,273
Syndicated loan facilities	(36)	(18)	-	-	-	25	-	(29)
Development Bank of Kazakhstan	67	196	-	(17)	-	-	-	246
Utilized bank overdraft facility	305	(283)	-	-	-	-	-	22
Total liabilities to financial institutions and similar liabilities	10,449	37	-	24	-	36	-	10,546
Earn-out, Kazakhstan	100	-	-	-	332	-	-	432
Loan from Kazakhtelecom	24	-	-	(1)	-	3	-	26
Derivatives	217	-	-	-	41	-	(102)	156
Finance leases	48	(14)	(21)	-	-	4	-	17
Supplier financing, Lithuania license	100	(7)	-	3	-	-	-	96
Equipment financing	70	(62)	-	-	-	-	-	8
Deferred consideration, TDC and Kombridge	24	-	-	-	5	-	(8)	21
Incentive program, IoT	-	-	-	-	3	-	-	3
Total other interest-bearing liabilities	583	(83)	(21)	2	381	7	(110)	759
Total interest-bearing financial liabilities	11,032	(46)	(21)	26	381	43	(110)	11,305

Other current liabilities

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Liability to Kazakhtelecom	608	399	-
VAT liability	396	361	231
Liability to Net4Mobility, joint operation in Sweden	132	115	118
Liability related to recourse on receivables from Tisak (Note 6)	125	135	106
Liability to Svenska UMTS-nät, joint operation in Sweden	54	36	57
Employee withholding tax	54	80	61
Debt to customers	13	13	9
Debt to content suppliers	12	13	14
Customer deposit	6	11	4
Other	5	9	8
Total current liabilities	1,405	1,172	608

Note 27 Provisions

				2017
	Dismantling costs	Rented buildings, fiber and cables	Disputes	Claims and guarantees for divested operations	Other provisions	Pension and similar commitments	Total
Provisions as of January 1	1,071	45	3	75	6	110	1,310
Provisions in divested companies	(31)	-	-	-	-	-	(31)
Provisions directly associated with assets classified as held for sale	(173)	-	(78)	-	-	-	(251)
Additional provisions	57	-	78	18	30	2	185
Utilized/paid provisions	(5)	(16)	-	(40)	-	-	(61)
Reversed unused provisions	-	-	(2)	-	-	-	(2)
Effect from discounting	23	-	-	-	-	-	23
Changed inflation and discount rate	(96)	-	-	-	-	-	(96)
Exchange rate differences	1	-	1	1	-	-	3
Total provisions as of December 31	847	29	2	54	36	112	1,080

				2016
	Dismantling costs	Rented buildings, fiber and cables	Disputes	Claims and guarantees for divested operations	Other provisions	Pension and similar commitments	Total
Provisions as of January 1	765	12	12	72	-	59	920
Provisions in acquired companies	51	31	-	-	-	-	82
Additional provisions	113	6	-	1	6	51	177
Utilized/paid provisions	(10)	(1)	-	-	-	-	(11)
Reversed unused provisions	(2)	(3)	(10)	-	-	-	(15)
Effect from discounting	26	-	-	-	-	-	26
Changed inflation and discount rate	102	-	-	-	-	-	102
Exchange rate differences	26	-	1	2	-	-	29
Total provisions as of December 31	1,071	45	3	75	6	110	1,310

				2015
	Dismantling costs	Rented buildings, fiber and cables	Disputes	Claims and guarantees for divested operations	Other provisions	Pension and similar commitments	Total
Provisions as of January 1	634	57	11	38	-	67	807
Additional provisions	65	-	1	36	-	4	106
Utilized/paid provisions	(3)	-	-	-	-	(12)	(15)
Reversed unused provisions	(23)	(45)	-	-	-	-	(68)
Effect from discounting	26	-	-	-	-	-	26
Changed inflation and discount rate	118	-	-	-	-	-	118
Exchange rate differences	(52)	-	-	(2)	-	-	(54)
Total provisions as of December 31	765	12	12	72	-	59	920

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Provisions, current	97	134	52
Provisions, non-current	983	1,176	868
Total provisions	1,080	1,310	920

Provisions are expected to fall due for payment according to below:

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Within 1 year	97	134	52
Within 1 - 3 years	35	76	43
Within 3 - 5 years	2	26	27
More than 5 years	946	1,074	798
Total provisions	1,080	1,310	920
Dismantling costs refer to dismantling and restoration of mobile and fixed network sites. Remaining provision as of December 31, 2017 is expected to be fully utilized during the coming 30 years.

Note 28 Accrued expenses and deferred income

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Accrued expenses
Personnel-related expenses	596	876	563
External service expenses	360	756	520
Investments in non-current assets	271	530	546
Other telecom operators	532	458	525
Dealer commissions	117	219	69
Leasing and rental expenses	110	181	172
Interest costs	63	71	41
Other accrued expenses	174	183	94
Total accrued expenses	2,223	3,274	2,530

Deferred income
Contracts	794	1,040	747
Prepaid cards	325	402	289
Subscription fees	46	44	34
Total deferred income	1,165	1,486	1,070
Total accrued expenses and deferred income	3,388	4,760	3,600

When Tele2 receives a payment but has not delivered the promised goods or service a contract liability arise, which consist of deferred income for prepaid card and contracts. A contract liability is accounted for until the performance obligation is performed or fall due for the customer to use, and is then reported as a revenue.

	2017	2016	2015
Revenue recognized included in the opening contract liability balance	768	796	772

Note 29 Pledged assets

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Fixed assets	-	-	51
Current investments, bank deposits	1	21	32
Other non-current financial assets, bank deposits	1	1	-
Total pledged assets	2	22	83

Machinery and technical plant in Kazakhstan of SEK 0 (2016: 0 and 2015: 51) million is pledged for loan in Kazakhstan according to Note 26.
The opposite parties can only take over the pledged items in case Tele2 neglects its duty to pay its debts according to the agreements.

Note 30 Contingent liabilities and other commitments

Contingent liabilities
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Asset dismantling obligation	149	151	137
KPN dispute, Netherlands	-	222	212
Tax dispute, Russia	-	-	154
Total contingent liabilities*	149	373	503
* including discontinued operations

Contingent liabilities
Tele2 has obligations to dismantle assets and restore premises within fixed telephony and fixed broadband in the Netherlands. Tele2 assesses such dismantling as unlikely and consequently only reported this obligation as contingent liabilities.

Tele2 Netherlands is, in the ordinary course of its business, involved in several regulatory complaints and disputes pending with the appropriate governmental authorities. In a specific case regarding the rental fees of copper lines, which Tele2 Netherlands uses as part of its fixed operations, the regulator (ACM) has determined that the rental fees are to be adjusted with retroactive effect from 2009. On July 21, 2015 the Supreme Administrative Court (CBb) ruled that ACM had no powers to impose any deduction on the WPC IIA price caps from 2009 till now. This resulted in an additional claim from KPN of EUR 14.5 million for the first 3 years (2009-2011), which were previously deducted by ACM in their ruling. Together with the claim for the period 2012-July 2014 this has resulted in a total claim from KPN for the time period 2009-July 2014 amounting to EUR 23.2 million (SEK 229 million) excluding interest, which is subject to pending appeals and court cases expected to go on for several years. On April 12, 2017 the Rotterdam Civil Court passed a ruling in which the court in principle ruled in favor of KPN. Although the ruling will be appealed by Tele2 and that ACM is in a position to reduce KPN’s potential claims based on regulatory grounds, Tele2 reported a provision of EUR 7.8 million (SEK 75 million) in 2017, including interest of EUR 1.1 million (SEK 11 million). Tele2 will continue to challenge the aforementioned case as it is of the opinion that there is no legal basis for charging the adjusted rental fees with retroactive effect.

Other contractual commitments
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Commitments, investments	137	284	97
Commitments, other	6,658	1,489	1,348
Total future fees for other contractual commitments	6,795	1,773	1,445

Other commitments mainly relate to commitments for ordered and contracted goods and services that can not be cancelled without economic effects.

Note 31 Leases

Finance leases
Finance leases relate to the expansion of transmission capacity in Sweden. The carrying value of the lease assets is stated in Note 14. The contract periods are running for 25 years and contain index clauses.

Total future minimum lease payments and their present value amount to:

	Dec 31, 2017		Dec 31, 2016		Dec 31, 2015
	Present value	Nominal value	Present value	Nominal value	Present value	Nominal value
Within 1 year	2	2	17	17	18	18
Within 1 - 2 years	2	2	10	10	17	18
Within 2 - 3 years	2	2	4	5	11	12
Within 3 - 4 years	2	2	4	5	6	7
Within 4 - 5 years	2	3	4	4	4	5
Within 5 - 10 years	7	8	8	10	4	6
Within 10 - 15 years	-	-	1	1	1	2
Total loan liability and interest		19		52		68
Less interest portion		(2)		(4)		(7)
TOTAL FINANCE LEASES	17	17	48	48	61	61

Operating leases

	2017	2016	2015
Leased lines	773	561	516
Other operating leases	722	617	622
Annual leasing expenses for operating leases	1,495	1,178	1,138

The cost of operating leases relates mainly to leased lines. Other assets that are held under operating leases relate to sites and base stations, rented premises, machines and office equipment. Tele2 has a multitude of agreements relating to leased lines. The majority of these involve some type of initiation fee and thereafter monthly or F quarterly fees. Most of the agreements have terms ranging from six months to three years with the option of extending the terms. Generally these agreements have no index clauses or possibilities to acquire the asset.

Both tables below show continued operations. Contracts in Kazakhstan are normally signed for one year, and are reported as such in the table below. However, the agreements are often prolonged.

Contractual future lease expenses are stated below:

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Within 1 year	1,136	1,045	1,063
Within 1 - 2 years	579	549	503
Within 2 - 3 years	373	368	335
Within 3 - 4 years	276	264	235
Within 4 - 5 years	222	201	189
Within 5 - 10 years	684	445	443
Within 10 - 15 years	246	192	187
More than 15 years	184	178	191
Total future lease expenses for operating leases	3,700	3,242	3,146

Operating leases with Tele2 as the lessor
Leasing income during the year amount to SEK 89 (2016: 92 and 2015: 95) million and relates mainly to rent from other operators placing equipment on Tele2 sites as well as leased equipment (mainly modems) to customers. Contract periods range from 3 to 25 years.

Contractual future lease income are stated below:

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Within 1 year	88	88	77
Within 1 - 2 years	22	24	23
Within 2 - 3 years	20	19	16
Within 3 - 4 years	19	18	14
Within 4 - 5 years	18	16	13
Within 5 - 10 years	61	58	56
Within 10 - 15 years	48	42	45
More than 15 years	51	45	53
Total future lease income for operating leases	327	310	297

Note 32 Supplementary cash flow information

	2017	2016	2015
Interest received	24	17	10
Interest paid	(276)	(236)	(290)
Finance items paid	(34)	(53)	(190)
Taxes paid	(485)	(403)	(349)
	(771)	(675)	(819)

Note 33 Personnel costs

	2017			2016			2015
	Board of Directors and CEO	of which bonus	Other employees	Board of Directors and CEO	of which bonus	Other employees	Board of Directors and CEO	of which bonus	Other employees
Sweden	40	9	1,655	31	6	1,395	30	10	1,197
Lithuania	5	1	113	4	-	81	4	-	67
Latvia	4	1	195	3	1	162	2	1	143
Estonia	2	1	66	2	2	58	2	1	52
Kazakhstan	4	2	147	10	1	150	4	1	121
Croatia	3	2	50	3	1	46	5	3	48
Germany	2	-	39	2	-	68	4	1	129
Austria	-	-	1	-	-	-	-	-	-
Luxembourg	3	-	3	3	1	3	3	1	3
	63	16	2,269	58	12	1,963	54	18	1,760
Discontinued operations Note 36	15	6	702	15	2	837	11	2	780
Total salaries and remuneration	78	22	2,971	73	14	2,800	65	20	2,540

	2017			2016			2016
	Salaries and remunerations	Social security expenses	of which pension expenses	Salaries and remunerations	Social security expenses	of which pension expenses	Salaries and remunerations	Social security expenses	of which pension expenses
Board and President	63	20	4	58	14	3	54	18	6
Other employees	2,269	962	273	1,963	774	202	1,760	684	156
	2,332	982	277	2,021	788	205	1,814	702	162
Discontinued operations Note 36	717	159	24	852	148	23	791	141	21
Total	3,049	1,141	301	2,873	936	228	2,605	843	183

Pensions

	2017	2016	2015
Defined-benefit plans, retirement pension	33	31	28
Defined-benefit plans, survivors’ and disability pension	5	3	2
Defined-contribution plans	239	171	132
Total pension expenses	277	205	162

The defined benefit plans essentially relates to Sweden. Additional information regarding defined-benefit retirement plans is shown in the table below.

	2017	2016	2015
Income statement
Current service costs	(33)	(27)	(30)
Net interest cost	(7)	2	-
Curtailments/settlements	7	(6)	2
	(33)	(31)	(28)
Special employer’s contribution	(3)	(10)	(1)
Net cost recognized in the income statement	(36)	(41)	(29)

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Balance sheet
Present value of funded obligations	(257)	(249)	(198)
Fair value of plan assets	286	303	249
Net	29	54	51
Special employer’s contribution	(22)	(21)	(12)
Net asset (+) / obligation (-) in balance sheet	7	33	39
of which assets	119	143	98
of which liabilities	(112)	(110)	(59)

	2017	2016	2015
Net asset (+) / obligation (-) at beginning of year	33	39	(22)
Net cost	(36)	(41)	(29)
Payments	39	51	53
Actuarial gains/losses in other comprehensive income	(29)	(16)	38
Exchange rate differences	-	-	(1)
Net asset (+) / obligation (-) in balance sheet at end of year	7	33	39

The defined benefit pension obligation in Sweden is calculated using a discount rate based on interest on mortgage bonds. The Swedish covered mortgage bonds are considered high-quality bonds, the market is considered deep and the bonds are issued by large banks, thereby meeting IAS19 requirements. There are no outstanding commitments for retired and resigned employees no longer employed by Tele2, since their future pensions are limited by the return on paid fees. Consequently, these persons are not included in the reported pension liability.

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Important actuarial assumptions
Discount rate	2.4%	2.8%	3.3%
Annual salary increases	3.0%	3.0%	3.0%
Annual pension increases	3.0%	3.0%	3.0%
Average expected remaining years of employment	10 years	8 years	9 years

Remuneration for senior executives

	2017
	Basic salary	Variable remuneration	Sharebased payment costs	Other benefits	Termination benefit	Pension expenses	Total remuneration
CEO and President, -Allison Kirkby	7.8	6.4	2.5	3.0	-	-	19.7
Other senior executives	26.0	17.9	5.8	5.0	6.0	6.3	67.0
Total salaries and remuneration to senior executives	33.8	24.3	8.3	8.0	6.0	6.3	86.7

At the end of the year, the group Other senior executives comprises of 9 (2016: 8 and 2015: 9) persons.

	2016
	Basic salary	Variable remuneration	Sharebased payment costs		Other benefits	Termination benefit	Pension expenses	Total remuneration
CEO and President, -Allison Kirkby	7.7	6.2	0.4		2.3	-	-	16.6
Other senior executives	25.1	15.8	(3.0	)(1)	5.2	12.0	7.9	63.0
Total salaries and remuneration to senior executives	32.8	22.0	(2.6)		7.5	12.0	7.9	79.6
(1) Including reversal of previous years costs for terminated sharebased programs of SEK -4.5 due to terminated employment

	2015
	Basic salary	Variable remuneration	Sharebased payment costs		Other benefits	Termination benefit	Pension expenses	Total remuneration
CEO and President, -Mats Granryd	9.4	4.4	(0.2	)(1)	1.7	-	3.9	19.2
-Allison Kirkby	2.5	1.2	0.6		1.8	-	-	6.1
Other senior executives	28.6	9.9	7.9	(1)	4.6	-	6.8	57.8
Total salaries and remuneration to senior executives	40.5	15.5	8.3		8.1	-	10.7	83.1
(1) Including reversal of previous years costs for terminated share-based programs due to terminated employment, where of SEK -1.6 million was related to Mats and SEK -0.9 million to other senior executives

During 2017 the senior executives received 422,000 (2016: 442,500 and 2015: 320,000) share rights in the new incentive program for the year, 22,135 (2016: 16,199 and 2015: 45,032) share rights in previous years incentive programs as compensation for dividend and 0 (27,433) share rights as compensation for dilution due to new share issue. No premium was paid for the share rights.

	LTI 2017		LTI 2016
Number of share rights	CEO	Other senior executives	CEO	Other senior executives
Outstanding as of January 1, 2017			103,200	254,904
Reclassification of opening balances due to changes in leadership team			-	8,256
Allocated	100,000	322,000
Allocated, compensation for dividend	-	-	6,122	11,947
Forfeited	-	-	-	(61,920)
Total outstanding rights as of December 31, 2017	100,000	322,000	109,322	213,187

	LTI 2015		LTI 2014
Number of share rights	CEO	Other senior executives	CEO	Other senior executives
Outstanding as of January 1, 2017	34,877	61,463	29,450	39,288
Reclassification of opening balances due to changes in leadership team	-	6,648	-	-
Allocated, compensation for dividend	2,073	1,993	-	-
Forfeited	-	(34,877)	-	-
Adjustments for outcome of the performance conditions	-	-	(12,270)	(14,732)
Exercised	-	-	(17,180)	(24,556)
Total outstanding rights as of December 31, 2017	36,950	35,227	-	-

Board of directors
Total fees to the Board of Directors amount to SEK 6,330 (2016: 5,964 and 2015: 5,044) thousand following a decision by the Annual General Meeting in May 2017.

	Fees to the board			Fees to the board committees			Total fees
SEK	2017	2016	2015	2017	2016	2015	2017	2016	2015
Mike Parton	1,575,000	1,430,000	1,430,000	155,000	145,000	40,000	1,730,000	1,575,000	1,470,000
Sofia Arhall Bergendorff	575,000	550,000	-	-	-	-	575,000	550,000	-
Anders Björkman	575,000	-	-	45,000	-	-	620,000	-	-
Georgi Ganev	575,000	550,000	-	90,000	145,000	-	665,000	695,000	-
Cynthia Gordon	575,000	550,000	-	110,000	-	-	685,000	550,000	-
Lorenzo Grabau	-	550,000	550,000	-	79,000	184,000	-	629,000	734,000
Irina Hemmers	575,000	550,000	550,000	110,000	105,000	105,000	685,000	655,000	655,000
Erik Mitteregger	-	-	550,000	-	-	105,000	-	-	655,000
Eamonn O’Hare	575,000	550,000	550,000	-	-	-	575,000	550,000	550,000
Carla Smits-Nusteling	575,000	550,000	550,000	220,000	210,000	250,000	795,000	760,000	800,000
Mario Zanotti	-	-	179,299	-	-	-	-	-	179,299
Total fee to board members	5,600,000	5,280,000	4,359,299	730,000	684,000	684,000	6,330,000	5,964,000	5,043,299

Share-based payments
Share rights
The objective of the long-term incentive programs (LTI) is to create conditions for retaining competent employees in the Tele2 Group. The program has been designed based on the view that it is desirable that senior executives and other key employees within the Group are shareholders in Tele2 AB. Participation in the Plan requires a personal investment in Tele2 shares, be it shares already held or shares purchased on the market in connection with the application to participate in the Plan.

By offering an allotment of retention rights and performance rights which are based on profits and other retention and performance-based conditions, the participants are rewarded for increasing shareholder value.
Furthermore, the program rewards employees’ loyalty and long-term growth in the Group. In that context, the Board of Directors is of the opinion that the program will have a positive effect on the future development of the Tele2 Group and thus be beneficial to both the company and its shareholders.

	Average fair value/share rights at grant date (in SEK)	Number of participants at grant date	Measure period	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
LTI 2017	70	206	Apr 1, 2017 - Mar 31, 2020	1,373,574		-
LTI 2016	51	193	Apr 1, 2016 - Mar 31, 2019	1,065,265	1,195,370	-
LTI 2015	71	197	Apr 1, 2015 - Mar 31, 2018	736,609	837,616	1,093,535
LTI 2014	54	198	Apr 1, 2014 - Mar 31, 2017	-	668,560	897,508
LTI 2013	56	204	Apr 1, 2013 - Mar 31, 2016	-	-	841,263
Total number of outstanding share rights				3,175,448	2,701,546	2,832,306

No share rights were exercisable at the end of the year.

Cost before tax for outstanding incentive programs and liability is stated below. The lower cost in 2016 was an effect of the negative impact that the impairment in Tele2 Netherlands had on the vesting conditions in the LTI programs.

	Actual costs before tax			Expected cumulative cost during the vesting period			Liability
	2017	2016	2015	2017	2016	2015	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
LTI 2017	18	-	-	92	-	-	5	-	-
LTI 2016	13	6	-	52	34	-	8	2	-
LTI 2015	9	2	12	47	30	69	5	2	2
LTI 2014	5	(7)	14	18	20	47	-	6	8
LTI 2013	-	(2)	11	-	37	41	-	-	11
LTI 2012	-	-	16	-	-	45	-	-	-
Total	45	(1)	53	209	121	202	18	10	21
of which cash based programs	-	(2)	1	-	1	3	-	-	3

During the Annual General Meeting held on May 9, 2017, the shareholders approved a retention and performance-based incentive program (LTI 2017) for senior executives and other key employees in the Tele2 Group. The program has the same structure as last year’s incentive program. The measurement period for retention and performance-based conditions for LTI 2017 is from April 1, 2017 until March 31, 2020.

In general, the participants in the program are required to own shares in Tele2. Thereafter, the participants were granted retention rights and performance rights free of charge. In the event delivery of shares under the program cannot be achieved at reasonable costs, with reasonable administrative efforts or due to market conditions, participants may instead be offered a cash-based settlement. Outstanding share rights that will be settled in cash are remeasured to fair value in each period and the obligation is reported as a liability.

Subject to the fulfilment of certain retention and performance-based conditions during the period April 1, 2017 - March 31, 2020 (the measure period), the participant maintaining employment within the Tele2 Group at the release of the interim report January - March 2020 and subject to the participant maintaining the invested shares (where applicable) during the vesting period, each right entitles the employee to receive one Class B share in the company. Dividends paid on the underlying share will increase the number of shares that each retention and performance right entitles to in order to treat the shareholders and the participants equally.

The rights are divided into Series A (retention rights) and Series B and C (performance rights). The number of shares the participant will receive depends on which category the participant belongs to and on the fulfilment of the following defined conditions:

Series A	Tele2’s total shareholder return on the Tele2 shares (TSR) during the measure period exceeding 0 percent as entry level.

Series B	Tele2’s average normalized return of capital employed (ROCE) during the measurement period being at least 5.5 percent as entry level and at least 8 percent as the stretch target.

Series C
Tele2’s total shareholder return on the Tele2 shares (TSR) during the measure period being equal to the median TSR for a peer Group including Elisa, Iliad, Millicom International Cellular, TalkTalk Telecom Group, Telenor, TeliaSonera and TDC as entry level, and exceeding the median TSR for the peer Group with 10 percentage points as the stretch target.

If the entry level is reached, the number of rights that wests is 100 percent for Series A , 20 percent for series B and 50 percent for Series C.

The program comprised a total number of 354,000 shares. In total this resulted in an allotment of 1,427,558 share rights, of which 305,888 Series A, 560,835 Series B and 560,835 Series C. The participants were divided into different categories and were granted the following number of share rights for the different categories:

			Share right
At grant date	No of participants	Maximum no of shares	A	per Series B	C	Total	Total allotment
CEO	1	10,000	1	4.5	4.5	10	100,000
Other senior executives
-category LT-1	3	7,500	1	3.5	3.5	8	180,000
-category LT-2	4	4,500	1	3.0	3.0	7	126,000
-category LT-3	1	4,000	1	1.5	1.5	4	16,000
Category 1	48	2,000	1	1.5	1.5	4	360,024
Category 2	57	1,500	1	1.5	1.5	4	287,466
Category 3	106	1,000	1	1.5	1.5	4	363,068
Participants in several categories	(14)
Total	206						1,432,558

Total costs before tax for outstanding rights in the incentive program are expensed over the three-year vesting period. These costs were initially expected to amount to SEK 86 million, of which social security costs amount to SEK 22 million.

The participant’s maximum profit per share right in the program is limited to SEK 315, four times the average closing share price of the Tele2 Class B shares during February 2017 with deduction for the dividend paid in May 2017.

The estimated average fair value of the granted rights was SEK 70 on the grant date, May 26, 2017. The calculation of the fair value was carried out by an external expert. The following variables were used:

	Series A	Series B	Series C
Expected annual turnover of personnel	7.0%	7.0%	7.0%
Weighted average share price	SEK 88.34	SEK 88.34	SEK 88.34
Expected life	2.96 years	2.96 years	2.96 years
Expected value reduction parameter market condition	85%	-	55%
Estimated fair value	SEK 75.20	SEK 88.30	SEK 48.30

To ensure the delivery of Class B shares under the program, the Annual General Meeting decided to authorize the Board of Directors to resolve on a directed share issue of a maximum of 450,000 Class C shares and subsequently to repurchase the Class C shares.
The Board of Directors has not yet used its mandate.

	LTI 2017		LTI 2016
Number of rights	2017	Cumulative	2017	Cumulative
Allocated at grant date	1,432,558	1,432,558		1,324,968
Outstanding as of January 1, 2017			1,195,370
Allocated, compensation for dividend	-	-	66,205	66,205
Allocated, compensation for new issue	-	-	-	37,211
Forfeited	(28,984)	(28,984)	(163,505)	(330,314)
Performance conditions not reached, Austria	(24,179)	(24,179)	(19,847)	(19,847)
Exercised, cash settled, Austria	(5,821)	(5,821)	(12,958)	(12,958)
Total outstanding rights as of December 31, 2017	1,373,574	1,373,574	1,065,265	1,065,265

	LTI 2015		LTI 2014
Number of rights	2017	Cumulative	2017	Cumulative
Allocated at grant date		1,241,935		1,180,268
Outstanding as of January 1, 2017	837,616		668,560
Allocated, compensation for dividend	47,153	120,112	-	168,234
Allocated, compensation for new issue	-	26,210	-	21,228
Forfeited	(127,349)	(630,837)	(9,598)	(665,371)
Performance conditions not reached, Austria	(9,601)	(9,601)	-	-
Performance conditions not reached, Norway	-	-	-	(43,665)
Performance conditions not reached, other	-	-	(248,275)	(248,275)
Exercised, cash settled, Austria	(11,210)	(11,210)	-	-
Exercised, cash settled, Norway	-	-	-	(1,732)
Exercised, cash settled, other	-	-	(5,199)	(5,199)
Exercised, equity settled, other	-	-	(405,488)	(405,488)
Total outstanding rights as of December 31, 2017	736,609	736,609	-	-

Corresponding principles and conditions have been used for 2015, 2016 and 2017 year incentive program except for the measure period and levels for retention and performance based conditions.

	Maximum profit/right	Retention and performance based conditions
		Series A TSR	Series B ROCE	Series C TSR peer group
LTI 2015	SEK 329	> 0%	9-12%	> 10%
LTI 2016	SEK 256	> 0%	5.5-8%	> 10%
LTI 2017	SEK 315	> 0%	5.5-8%	> 10%

The exercise of the share rights in LTI 2014 was conditional upon the fulfilment of certain retention and performance based conditions, measured from April 1, 2014 until March 31, 2017. The outcome of these performance conditions was in accordance with below and the outstanding share rights of 405,488 have been exchanged for shares in Tele2 and 5,199 share rights have been exchanged for cash during 2017. The weighted average share price for share rights for the LTI 2014 at date of exercise amounted to SEK 90.32 during 2017.

Series	Retention and performance based conditions	Minimum hurdle (20%)	Stretch target (100%)	Performance outcome	Allotment
A	Total Shareholder Return Tele2 (TSR)		≥ 0%	42.6%	100%
B	Average normalized Return on Capital Employed (ROCE)	9%	12%	7.2%	0%

C	Total Shareholder Return Tele2 (TSR) compared to a peer group	> 0%	≥ 10%	36.4%	100%

Synthetic options
At the Annual General Meeting held on May 9, 2017, the shareholders approved a long-term incentive program (IoTP) for Tele2 employees that have a direct impact on the value creation of Tele2’s IoT business. The program is built on transferrable synthetic options.

The settlement of the program is cash-based and conditional upon a liquidity event comprising at least 20 percent of the subsidiary Tele2 IoT AB with a realized value that is at least 150 percent of the value at the start date of the program. The possible exercise period is from July 1, 2017 to July 1, 2023.

In 2017, 15 employees were offered to purchase synthetic options. The participants paid the market price in total SEK 3 million for the synthetic options. Thereafter, Tele2 has granted the participants a subsidy in the form of a cash compensation of 50 percent of the option premium. Tele2 has, according to certain conditions, the right to reclaim the subsidy during the first three years of the program if for example a participant in the program would leave Tele2.

The part of the program which has been subsidized by Tele2 will be recognized over the three-year vesting period with changes in fair value recognized in the income statement as operating expenses. The part not subsidized by Tele2 has been recognized as a liability and changes in fair value is recognized in full over the income statement as operating expenses.

The actual cost for Tele2 is based on any change in the fair value of the IoT business. The fair value of the liability is determined by an independent valuation institute, applying a standard valuation model (Black-Scholes). The maximum value is limited to 10 percent of 7.5 times the initial value of the IoT business at the grant date.

During 2017, the total cost of the program amounted to SEK 6 million.

Note 34 Fees to the appointed auditor

Total fees to the appointed auditor (Deloitte) during the year related to continuing operations amounted to SEK 11 (2016: 13 and 2015: 11) million of which audit fees amounted to SEK 8 (2016: 6 and 2015: 6) million, audit-related fees amounted to SEK 0 (2016: 1 and 2015: 1) million and other consultation fees amounted to SEK 3 (2016: 6 and 2015: 4) million. There was no tax-related consultation fees.
In addition, audit fees and audit-related fees for discontinued operations amounted to SEK 3 (2016: 4 and 2015: 4) million.

Audit fees consisted of fees expensed for the annual audit of the statutory financial statements and statutory audits of subsidiaries.

Audit-related fees consisted of fees expensed for assurance and other services which were closely related to the audit of the company’s financial statements or which are normally performed by the appointed auditor, and consultations concerning financial accounting and reporting standards. Examples are limited reviews of quarterly reports and comfort letters.

All other fees included fees expensed for all other consultations, such as costs of investigations and analyses in conjunction with corporate acquisitions (due diligence).

Note 35 Restatements and changes in accounting principles

Restatements
The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as endorsed by the EU as of and for the years ended December 31, 2015, 2016, and 2017 have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow.

The nature and impact of each restatement is described below:

(a)	Restatement of recognition of deferred tax asset
As described in Note 12 Tele2’s tax assets related to the operations in Kazakhstan were recognized in 2017 as a result of improvement in performance. A portion of the tax losses incurred in prior periods were the result of foreign currency effects reported directly in other comprehensive income. In accordance with IAS 12 tax assets recognized outside of profit or loss should be recognized in other comprehensive income in the same or different period. Accordingly SEK 274 million previously reported as deferred tax income has been adjusted to be presented as an increase in other comprehensive income in the restated financial statements for 2017.

Restatement of valuation allowance – deferred tax assets
IAS 12 states that deferred tax assets should be recognized where it is probable that future taxable profit will be available against which the deductible temporary differences can be utilized. IAS 12 states that deferred tax assets should be recognized when utilization is probable, “probable” is commonly interpreted under IFRS as “more likely than not”. When making this assessment items such as certain taxable temporary differences, where appropriate, taxable profit in future periods, and tax planning opportunities are considered.

To properly reflect the probability criteria, Tele2 has restated its consolidated financial statements where previously unrecognized deferred tax assets relating to operations in Luxemburg, which was generating a taxable profit, have been recognized in the opening balance sheet in 2015. The adjustment for Luxembourg amounts to SEK 296 million and results in an increase in deferred tax assets and retained earnings in 2015. To reflect the impact of recognizing the adjustments to deferred tax assets and retained earnings in 2015 consequential adjustments have been made in 2016 and 2017 in the amounts of SEK 133 and 1 million respectively. The adjustment in 2016 includes the impact of statutory tax rates in Luxemburg were reduced in 2016 resulting in  a reduction of the deferred tax asset previously recorded through the opening balance sheet in the amount of SEK 20 million.

To properly reflect the probability criteria described above deferred tax assets relating to operations in Netherlands, which was generating tax losses, have been derecognized in 2015 at an amount of SEK 97 million with a negative impact on deferred tax assets and income tax expense. This restatement impacts discontinued operations and assets held for sale.

(b)	Restatement of lease incentive
In 2016, as a result of the renegotiation of a least contract, Tele2 in the Netherlands recorded SEK 72 million as a reduction in lease expense representing the remaining unamortized lease incentive amount. In accordance with IAS 17 the lease incentive should have continued to be amortized over the remaining life of the renegotiated lease in the amount of SEK 20 million annually through 2019 to reflect the original lease period over which the incentive was originally intended to cover. As a result the unamortized lease incentive has been reversed and administrative expense has been restated accordingly with a decrease in administrative expense of SEK 20 million in 2015, 2016, and 2017 respectively. This restatement impacts discontinued operations and liabilities held for sale.

(c)	Other restatements
In accordance with presentation requirements under IAS 1, the Company has made certain other adjustments and reclassifications in the income statement and balance sheet for each of the years ended December 31, 2015, 2016 and 2017. These restatements do not have a material impact on the balance sheet and income statements for any of the years presented.

Total impact
The total impact of restatements are presented in the tables below:

Impact of IFRS 15
For financial reports issued in 2018, Tele2 changed the accounting principles for revenues from contracts with customers, by applying IFRS 15, with retrospective application for previous periods. Accordingly, as described in (Note 1, these financial statements have also been retroactively recasted for the application of the standard.

The model that Tele2 has applied up until 2017, concerning revenue recognition of bundled offers related to the allocation between equipment and services, has mainly been in line with IFRS 15 and has been adjusted marginally to completely fulfil the requirements in the new standard. The changes are mainly:

•
for certain sales of equipment through dealers, Tele2 is agent and the revenue is reported net of the cost for the equipment. This results in decreased revenues by SEK (255) (2016: (260) and 2015: (566)) million for Sweden, but no effect on operating profit/loss.

•
expenses directly associated with the signing of customer contracts including retailer sales commissions and sales bonuses are capitalized and amortized over the contract length if they are recoverable. Up until 2017, these initial expenses were recognized as cost in the period in which they occurred.

•	changed allocation of revenues between equipment and services resulting in revenue recognition taking place at another point in time (earlier or later) according to the new standard.

Due to the adoption of IFRS 15 Tele2 has changed its accounting principle for the following:

In sales of equipment through dealers, where Tele2 is acting as cash collector and where the dealer and not Tele2 has the control of the goods before it is transferred to the customer, Tele2 is agent and the revenue is reported net of the cost for the equipment.

Connection charges and other upfront fees are to be recognized at the time of the sale to the extent that Tele2 delivered a good or service according to the same principles as for customer agreements containing multiple performance obligations as described below.

Revenue from the sale of cash cards and similar prepayments is recognized based on the actual use of the card up until the expiry date. The timing of revenue recognition related to the portion expected not to be exercised by the customer will be recognized as revenue in proportion to the customer use pattern.

For customer agreements containing multiple performance obligations, such as goods and services, the transaction price is allocated to each distinct part based on its relative stand-alone selling price of the goods and services included in the contract. The transaction price may include fixed and variable consideration, significant financing components, non-cash consideration or for example volume discounts to customers. If the transaction price include a variable consideration the value is estimated and is included only to the extent it is highly probable that a reversal of the consideration will not occur. Revenue for each part is recognized in the period the control of the goods or service is transferred to the customer.

As a result of the adoption of IFRS 15, the Netherlands’ net asset balance has increased due to the capitalization of certain acquisition costs thus leading to a consequential increase in the impairment charge and write down of the goodwill balance in 2016.

Incremental costs incurred when obtaining a contract with a customer are capitalized, these costs are typically retailer commissions or sales bonuses. The asset is amortized on a straight-line basis over the average customer life period, assessed at portfolio level.  Amortization is recognized as an operational cost, in order for this cost to be reflected in the operational business. Please refer to Note 18 for additional information.

Expenses directly associated with the signing of customer contracts including retailer sales commissions and sales bonuses are capitalized and amortized over the contract length if they are recoverable. When companies and operations are acquired, customer agreements and customer contracts acquired as part of the acquisition are fair valued and capitalized as intangible assets.

Income statement
The impact of restatements and the change of accounting principle according to IFRS 15 on the 2015, 2016 and 2017 income statement are presented below.

	2017				2016				2015
	Restated	Restatements	Change IFRS 15	Reported pre IFRS 15	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15
CONTINUING OPERATIONS
Revenue	24,786	2	(240)	25,024	20,891	(58)	(241)	21,190	19,338	(46)	(540)	19,924
Cost of services provided and equipment sold	(14,610)	14	262	(14,886)	(12,535)	(29)	261	(12,767)	(11,056)	(1)	566	(11,621)
Gross profit	10,176	16	22	10,138	8,356	(87)	20	8,423	8,282	(47)	26	8,303
Selling expenses	(4,223)	8	-	(4,231)	(3,766)	6	(44)	(3,728)	(3,796)	(8)	(128)	(3,660)
Administrative expenses	(2,432)	(38)	-	(2,394)	(2,192)	6	-	(2,198)	(1,945)	(9)	-	(1,936)
Result from shares in joint ventures and associated companies	0	-	-	-	0	-	-	-	(7)	-	-	(7)
Other operating income	134	-	-	134	151	-	-	151	399	-	-	399
Other operating expenses	(69)	14	-	(83)	(120)	-	-	(120)	(253)	-	-	(253)
Operating profit	3,586	-	22	3,564	2,429	(75)	(24)	2,528	2,680	(64)	(102)	2,846
Interest income	24	-	-	24	18	-	-	18	8	-	-	8
Interest expenses	(342)	(26)	-	(316)	(354)	(28)	-	(326)	(360)	3	-	(363)
Other financial items	(338)	-	-	(338)	297	-	-	297	(59)	-	-	(59)
Profit after financial items	2,930	(26)	22	2,934	2,390	(103)	(24)	2,517	2,269	(61)	(102)	2,432
Income tax	(519)	(258)	1	(262)	(1,020)	(114)	10	(916)	(757)	8	18	(783)
NET PROFIT FROM CONTINUING OPERATIONS	2,411	(284)	23	2,672	1,370	(217)	(14)	1,601	1,512	(53)	(84)	1,649

DISCONTINUED OPERATIONS
Net loss from discontinued operations	(2,191)	(54)	(52)	(2,085)	(3,951)	12	(98)	(3,865)	1,313	(69)	45	1,337
NET PROFIT/LOSS	220	(338)	(29)	587	(2,581)	(205)	(112)	(2,264)	2,825	(122)	(39)	2,986

ATTRIBUTABLE TO
Equity holders of the parent company	192	(204)	(29)	425	(2,269)	(195)	(112)	(1,962)	2,825	(122)	(39)	2,986
Non-controlling interests	28	(134)	-	162	(312)	(10)	-	(302)	0	-	-	-
NET PROFIT/LOSS	220	(338)	(29)	587	(2,581)	(205)	(112)	(2,264)	2,825	(122)	(39)	2,986

Earnings per share, SEK	0.38	(0.41)	(0.06)	0.85	(5.02)	(0.43)	(0.25)	(4.34)	6.17	(0.26)	(0.09)	6.52
Earnings per share, after dilution, SEK	0.37	(0.41)	(0.06)	0.84	(5.02)	(0.43)	(0.25)	(4.34)	6.13	(0.26)	(0.09)	6.48

FROM CONTINUING OPERATIONS
ATTRIBUTABLE TO
Equity holders of the parent company	2,383	(150)	23	2,510	1,682	(207)	(14)	1,903	1,512	(53)	(84)	1,649
Non-controlling interests	28	(134)	-	162	(312)	(10)	-	(302)	-	-	-	-
NET PROFIT	2,411	(284)	23	2,672	1,370	(217)	(14)	1,601	1,512	(53)	(84)	1,649

Earnings per share, SEK	4.79	(0.30)	0.05	5.04	3.72	(0.45)	(0.03)	4.20	3.31	(0.11)	(0.18)	3.60
Earnings per share, after dilution, SEK	4.78	(0.30)	0.05	5.03	3.72	(0.45)	(0.03)	4.20	3.29	(0.11)	(0.18)	3.58

Balance sheet
The impact of restatements and the change of accounting principle according to IFRS 15 on the 2015, 2016 and 2017 balance sheet are presented below.

	Dec 31, 2017				Dec 31, 2016				Dec 31, 2015
	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15	Restated	Restatements	Change IFRS 15	Reported pre-IFRS 15
ASSETS
Goodwill	5,517	-	-	5,517	7,598	-	(131)	7,729	8,661	-	-	8,661
Other intangible assets	4,044	(62)	-	4,106	5,772	(49)	-	5,821	4,397	(40)	-	4,437
Intangible assets	9,561	(62)	-	9,623	13,370	(49)	(131)	13,550	13,058	(40)	-	13,098
Tangible assets	8,692	115	-	8,577	14,329	(47)	-	14,376	11,615	23	-	11,592
Receivable from sold equipment	649	-	20	629	1,084	205	31	848	991	(150)	3	1,138
Other financial assets	145	-	-	145	476	-	-	476	433	-	-	433
Financial assets	794	-	20	774	1,560	205	31	1,324	1,424	(150)	3	1,571
Contract costs	380	-	380	-	617	-	617	-	622	-	622	-
Deferred tax assets	1,911	189	-	1,722	1,766	74	(10)	1,702	2,147	199	(16)	1,964
TOTAL NON-CURRENT ASSETS	21,338	242	400	20,696	31,642	183	507	30,952	28,866	32	609	28,225

Inventories	689	2	-	687	668	13	-	655	697	5	-	692
Receivable from sold equipment	1,780	-	31	1,749	2,727	(218)	54	2,891	2,762	120	22	2,620
Accounts receivable	2,224	-	-	2,224	2,784	200	-	2,584	2,269	106	-	2,163
Other current receivables	1,161	-	-	1,161	1,019	95	-	924	685	(34)	-	719
Prepaid expenses and accrued income	1,561	(202)	(4)	1,767	2,024	(152)	(17)	2,193	1,520	(60)	(11)	1,591
Current receivables	6,726	(202)	27	6,901	8,554	(75)	37	8,592	7,236	132	11	7,093
Current investments	3	-	-	3	21	-	-	21	32	-	-	32
Cash and cash equivalents	802	-	-	802	257	-	-	257	107	-	-	107
TOTAL CURRENT ASSETS	8,220	(200)	27	8,393	9,500	(62)	37	9,525	8,072	137	11	7,924

ASSETS CLASSIFIED AS HELD FOR SALE	10,166	11	104	10,051	-	-	-	-	-	-	-	-
TOTAL ASSETS	39,724	53	531	39,140	41,142	121	544	40,477	36,938	169	620	36,149

EQUITY AND LIABILITIES
Attributable to equity holders of the parent company	17,246	(53)	286	17,013	18,773	(12)	311	18,474	18,438	142	395	17,901
Non-controlling interest	(114)	(15)	-	(99)	(300)	(22)	-	(278)	0	-	-	-
TOTAL EQUITY	17,132	(68)	286	16,914	18,473	(34)	311	18,196	18,438	142	395	17,901

Interest-bearing	11,565	52	-	11,513	8,954	(76)	-	9,030	5,613	(6)	-	5,619
Deferred tax liability	998	(251)	49	1,200	913	(201)	48	1,066	592	(151)	46	697
TOTAL NON-CURRENT LIABILITIES	12,563	(199)	49	12,713	9,867	(277)	48	10,096	6,205	(157)	46	6,316

Interest-bearing	820	24	-	796	3,388	(13)	-	3,401	5,372	-	-	5,372
Other current liabilities	3,686	66	-	3,620	4,654	46	-	4,608	3,323	(10)	-	3,333
Accrued expenses and deferred income	3,388	103	71	3,214	4,760	399	185	4,176	3,600	194	179	3,227
Non-interest-bearing	7,074	169	71	6,834	9,414	445	185	8,784	6,923	184	179	6,560
TOTAL CURRENT LIABILITIES	7,894	193	71	7,630	12,802	432	185	12,185	12,295	184	179	11,932

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,135	127	125	1,883	-	-	-	-	-	-	-	-
TOTAL EQUITY AND LIABILITIES	39,724	53	531	39,140	41,142	121	544	40,477	36,938	169	620	36,149

Expected impact of IFRS 9
On January 1, 2018 Tele2 changed the accounting principles for financial instruments, by applying IFRS 9. Tele2 has chosen to apply the reliefs in the standard and not restate prior periods. Accordingly, these financial statements have not been restated to reflect the adoption of IFRS 9.

For Tele2, the new standard implies new basis for the classification and measurement of financial instruments, a forward-looking impairment model for financial assets and greater flexibility for hedge accounting.

All financial assets and financial liabilities will continue to be measured on the same basis as is currently adopted under IAS 39.

According to IFRS 9 a reserve for expected credit losses is to be calculated no matter if a loss event has occurred or not. Tele2 will apply the simplified approach to recognize expected credit losses for trade receivables and contract assets that result from transactions within the scope of IFRS 15 (Revenues from contracts with customers) and for finance lease receivables. The simplified approach is always based on lifetime expected credit losses considering information about historical data adjusted for current conditions and forecasts of future events and economic conditions.

IFRS 9 allows Tele2 to continue to apply IAS 39 for hedge accounting. Tele2 has chosen to apply IFRS 9 for hedge accounting at which hedge effectiveness testing is changed to only include forward looking testing. Any ineffective part in a hedging relationship is calculated and reported in profit or loss in the same way as previously. The Group’s current hedging relationships will qualify as continuing hedging relationships under IFRS 9.

The expected impacts of IFRS 9 on January 1, 2018 are presented below.

Jan 1, 2018

“Change IFRS 9”
ASSETS
Receivable from sold equipment	(7)
TOTAL NON-CURRENT ASSETS	(7)

Receivable from sold equipment	(21)
Accounts receivable	12
Other current receivables	33
TOTAL CURRENT ASSETS	24

ASSETS CLASSIFIED AS HELD FOR SALE	(47)
TOTAL ASSETS	(30)

EQUITY AND LIABILITIES
Attributable to equity holders of the parent company	(42)
TOTAL EQUITY	(42)

Deferred tax liability	1
TOTAL NON-CURRENT LIABILITIES	1

Current tax liabilities	11
TOTAL CURRENT LIABILITIES	11

TOTAL EQUITY AND LIABILITIES	(30)

Note 36 Discontinued operations

Tele2 Netherlands
On December 15, 2017 Tele2 announced that Tele2 and Deutsche Telekom have agreed to combine Tele2 Netherlands and T-Mobile Netherlands. Tele2 will hold a 25 percent share in the combined company and receive a cash payment of EUR 190 million upon closing. The combined company will be a stronger customer champion in the market and enable technology investments to the benefits of the Dutch population.

The establishment of the combined company is subject to regulatory approval by the relevant competition authorities. The transaction is therefore expected to close in the second half of 2018. As a part of the agreement, there is a break fee amounting to EUR 25 million that Tele2 will receive, in case the transaction should not be approved by the relevant authorities.

In 2017, a goodwill impairment loss of SEK 1,194 million was recognized (as cost of service provided) related to the cash generating unit Netherlands. The impairment was based on a valuation of Tele2’s share in the combined Tele2 and T-Mobile operations, a merger which was announced in December 2017. In the latest assessment of the standalone plan, the investments needed to reach a sustainable operation were deemed to be more challenging than previously expected. This was not fully balanced by the incremental value created by the announced merger with T-Mobile. The fair value measurement of the asset is categorized as level 3 unobservable input in the fair value hierarchy. The valuation has been based on the cash flow expected to reach Tele2 through an upfront payment, dividend and a potential future exit. The valuation is supported by 1) a business plan for the combined entity, jointly agreed with the partner Deutsche Telekom, along with 2) a peer group analysis of values assigned to equivalent players on the European telecom market. The discount rate assigned to the combined operation is 8 percent on a post-tax basis.

In 2016, an impairment loss on goodwill of SEK 2,610 million was recognized in cost of service provided referring to the cash generating unit Netherlands. The impairment loss was based on the estimated value in use of SEK 9.0 billion by using a pre-tax discount rate (WACC) of 13 percent. The impairment was recognized as a result of reassessment of future cash flow generation in Netherlands. The value in use calculation was based on assumptions of forecast period of 10 years and growth rate after the forecast period of 2 percent.

Tele2 Austria
On October 10, 2017 the Austrian competition authority announced that they have approved Tele2’s divestment of its Austrian operations to Hutchison Drei Austria GmbH (Three Austria) announced in July 2017. The divestment was closed on October 31, 2017. The Austrian operation was sold for SEK 867 million and resulted in a capital gain of SEK 316 million, including costs for central support system for the Austrian operation and other transaction costs. In addition, the capital gain was affected negatively with SEK 530 million related to recycling of exchange rate differences previously reported in other comprehensive income, which was reversed over the income statement but with no effect on total equity or cash flow. In addition to the purchase price, there is a possibility to receive an earn-out of EUR 10 million (SEK 98 million), that will be paid over 24 months depending on the development of the business. No portion of the earn-out has been recognized as of December 31, 2017. The divested operations, including capital gain, has been reported separately under discontinued operations in the income statement, with a retrospective effect on previous periods.

Assets, liabilities and contingent liabilities included in the divested operation in Austria at the time of divestment is stated below.

Austria
(Oct 31, 2017)
Goodwill	9
Other intangible assets	48
Tangible assets	162
Deferred tax assets	245
Current receivables	172
Cash and cash equivalents	202
Non-current provisions	(31)
Non-current interest-bearing liabilities	(13)
Current interest-bearing liabilities	(8)
Current non-interest-bearing liabilities	(249)
Divested net assets	537
Capital gain, excluding sales costs	330
Sales price	867
Price adjustments, non-cash	11
Less: cash in divested operations	(202)
TOTAL CASH FLOW EFFECT	676

Tele2 Norway
On February 5, 2015 the Norwegian competition authorities announced that they have approved Tele2’s divestment of its Norwegian operations to TeliaSonera announced in July 2014. The Norwegian operations were sold for SEK 5.1 billion and resulted in a capital gain in 2015 of SEK 1.7 billion, including transaction costs and costs for central support system for the Norwegian operation. The capital gain include a positive effect of SEK 89 million related to exchange rate differences previously reported in other comprehensive income which have been recycled over the income statement but with no effect on total equity. The divested operations, including capital gain, has been reported separately under discontinued operations in the income statement, with a retrospective effect on previous periods.

Other discontinued operations
In 2017, discontinued operations were positively affected by SEK 38 million related to a resolved provision for a VAT dispute related to the previously sold operations in Italy. Discontinued operations also refer to provisions for Russian tax disputes related to the previously sold operations in Russia, with a negative effect on net profit/loss in 2017 of SEK (17) (2016: (100) and 2015: (6)) million. In addition, 2015 refer to the divestment of the Norweigan operation.

The Dutch, Austrian, Norweigan, Russian and Italian operations reported as discontinued operations are stated below.

Income statement

	2017	2016	2015
Revenue	6,576	6,313	6,659
Cost of services provided and equipment sold	(5,886)	(7,324)	(4,691)
Gross profit/loss	690	(1,011)	1,968
Selling expenses	(1,810)	(1,831)	(1,459)
Administrative expenses	(767)	(986)	(894)
Result from shares in joint ventures and associated companies	-	-	2
Other operating income	3	2	3
Other operating expenses	(4)	(8)	(6)
Operating loss	(1,888)	(3,834)	(386)
Interest income	23	-	1
Interest expenses	(15)	(4)	(21)
Loss after financial items	(1,880)	(3,838)	(406)
Income tax from the operation	(27)	(13)	(33)
NET LOSS FROM THE OPERATION	(1,907)	(3,851)	(439)
Gain/loss on disposal of operation including cumulative exchange rate gain	262	(100)	1,802
of which Netherlands	(71)	-	-
of which Austria, sold 2017	312	-	1,740
of which Norway, sold 2015	-	-	62
of which Russia, sold 2013	(17)	(100)	-
of which Italy, sold 2007	38	-	-
Income tax from capital gain	(546)	-	(50)
of which Austria, sold 2017	(546)	-	-
of which Norway, sold 2015	-	-	(50)
	(284)	(100)	1,752
NET LOSS	(2,191)	(3,951)	1,313

Earnings per share, SEK	(4.41)	(8.74)	2.86
Earnings per share, after dilution, SEK	(4.41)	(8.74)	2.84

Balance sheet

Assets held for sale refer to the Dutch operation.

Dec 31, 2017
ASSETS
NON-CURRENT ASSETS
Goodwill	973
Other intangible assets	1,271
Intangible assets	2,244

Machinery and technical plant	4,129
Other tangible assets	898
Tangible assets	5,027
Financial assets	550
Capitalized contract costs	191
Deferred tax assets	0
NON-CURRENT ASSETS	8,012

CURRENT ASSETS
Inventories	130

Accounts receivable	385
Other current receivables	1,308
Prepaid expenses and accrued income	331
Current receivables	2,024
CURRENT ASSETS	2,154

ASSETS CLASSIFIED AS HELD FOR SALE	10,166

LIABILITIES
NON-CURRENT LIABILITIES
Interest-bearing	251
NON-CURRENT LIABILITIES	251

CURRENT LIABILITIES
Non-interest-bearing	1,884
CURRENT LIABILITIES	1,884

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE	2,135

Cash flow statement

	2017	2016	2015
Cash flow from operating activities	328	(603)	198
Cash flow from investing activities	(261)	(1,653)	3,109
Cash flow from financing activities	(12)	(13)	(12)

NET CHANGE IN CASH AND CASH EQUIVALENTS	55	(2,269)	3,295

Note 37 Joint operations and other related parties

Business relations and pricing between Tele2 and all related parties are based on commercial terms and conditions. During 2017, Tele2 engaged in transactions with the following related companies/persons.

Joint operations
Svenska UMTS-nät AB, Sweden
Tele2 is one of two turnkey contractors which plan, expand and operate the joint operation Svenska UMTS-nät AB’s 3G network. Tele2 and Telia Company each own 50 percent and both companies have contributed capital to the 3G company. In addition to this, the build-out has owner financing.

Net4Mobility HB, Sweden
Net4Mobility is an infrastructure joint operation between Tele2 Sweden and Telenor Sweden, where each party owns 50 percent. The company’s mission is to build and operate the combined 2G and 4G network. The network enable Tele2 and Telenor to offer their customers mobile services for data communications and voice. The build-out has owner financing.

Extracts from the income statements, balance sheets and cash flow statements
Amounts below shows summarized financial information for joint operations before inter-company eliminations.

	2017		2016		2015
	Sv UMTS-nät Sweden	Net4Mobility Sweden	Sv UMTS-nät Sweden	Net4Mobility Sweden	Sv UMTS-nät Sweden	Net4Mobility Sweden
Income statement
Revenue	1,115	1,217	1,211	1,202	1,275	1,132
Operating profit	68	78	74	80	94	82
Profit/loss before tax	44	23	41	(318)	37	(512)
Net profit/loss	34	23	32	(318)	29	(512)

Profit/loss before tax and net profit/loss for Net4Mobility includes a negative impact of SEK (33) (2016: (374) and 2015: (558)) million related to tax depreciation on intangible and tangible assets. This item has no impact on the consolidated income statement.

	Dec 31, 2017		Dec 31, 2016		Dec 31, 2015
	Sv UMTS-nät Sweden	Net4Mobility Sweden	Sv UMTS-nät Sweden	Net4Mobility Sweden	Sv UMTS-nät Sweden	Net4Mobility Sweden
Balance sheet
Intangible assets	-	1,874	-	2,075	-	2,277
Tangible assets	1,854	2,434	2,247	2,566	2,646	2,447
Deferred tax assets	110	-	120	-	129	-
Current assets	396	562	410	488	429	391
Total assets	2,360	4,870	2,777	5,129	3,204	5,115

Equity	605	(325)	571	(348)	539	(30)
Untaxed reserves	-	2,614	-	2,581	-	2,207
Non-current liabilities	1,375	1,806	1,822	2,014	2,300	1,799
Current liabilities	380	775	384	882	365	1,139
Total equity and liabilities	2,360	4,870	2,777	5,129	3,204	5,115

	2017		2016		2015
	Sv UMTS-nät Sweden	Net4Mobility Sweden	Sv UMTS-nät Sweden	Net4Mobility Sweden	Sv UMTS-nät Sweden	Net4Mobility Sweden
Cash flow statement
Cash flow from operating activities	502	615	522	466	578	682
Cash flow from investing activities	(32)	(418)	(60)	(550)	(127)	(517)
Cash flow from financing activities	(470)	(218)	(462)	185	(451)	(173)
NET CHANGE IN CASH AND CASH EQUIVALENTS	-	(21)	-	101	-	(8)
Cash and cash equivalents at beginning of the year	-	101	-	-	-	8
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	-	80	-	101	-	-

Other related parties
Senior executives and Board members
Information for senior executives and Board members is presented in Note 33.

Kinnevik Group
Tele2 rents premises from Kinnevik and buys advertising from Metro. In addition, Tele2 has bought internal audit services from Audit Value, previously owned by Kinnevik.

Kazakhtelecom Group
As part of the business combination in the beginning of 2016, of Tele2’s and Kazakhtelecom’s operations in Kazakhstan, Kazakhtelecom have 49 percent of the voting rights in the combined company. Tele2 and Kazakhtelecom sell and purchases telecommunication services from each other. Additional information is presented in Note 25.

Joint ventures and associated companies
Information about joint ventures and associated companies is presented in Note 16.

Transactions and balances
Transactions between Tele2 and joint operations are below included to 100 percent. In the consolidated financial statements the joint operations are however based on Tele2’s share of assets, liabilities, revenues and expenses (50 percent).

	Revenue			Operating expenses			Interest revenue
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Kinnevik	1	1	1	(4)	(11)	(21)	-	-	-
Kazakhtelecom	242	178	-	(602)	(456)	-	-	-	-
Joint ventures and associated companies	-	9	5	(10)	(4)	(34)	-	-	-
Joint operations	227	227	262	(1,135)	(1,146)	(1,136)	23	28	46
Total	470	415	268	(1,751)	(1,617)	(1,191)	23	28	46

	Other receivables			Interest-bearing receivables			Non-interest-bearing liabilities			Interest-bearing liabilities
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Kinnevik	-	-	-	-	-	-	-	1	-	-	-	-
Kazakhtelecom	433	405	-	-	-	-	611	399	-	27	24	-
Joint operations	370	322	478	1,533	1,870	2,012	312	242	290	-	-	-
Total	803	727	479	1,533	1,870	2,012	923	642	290	27	24	-

Note 38 Events after the end of the financial year

Acquisition of Com Hem, Sweden
On January 10, 2018 Tele2 announced the merger plan with Com Hem in Sweden through a statutory merger in accordance with the Swedish Companies Act, creating a leading integrated connectivity provider. The merger will, if approved by the shareholders, be implemented by Tele2 absorbing Com Hem. Com Hem’s shareholders will receive as merger consideration SEK 37.02 in cash plus 1.0374 B shares in Tele2 for each share in Com Hem outstanding as at completion of the merger. Hence, Com Hem’s shareholders will receive approximately 26.9 percent economic ownership in Tele2 and a total cash consideration of SEK 6.6 billion. The completion of the merger is subject to, inter alia, approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings, which are currently expected to be held in second half of 2018 as well as approval from the relevant competition authorities. The merger is expected to be completed during second half of 2018. At completion of the merger, Anders Nilsson will become the CEO of Tele2.

Tele2 has obtained committed financing for the merger in the form of a bridge facility from a group of three banks with conditions to drawdown that are usual and customary for this type of facility.

In connection with entering into a merger plan, Tele2 introduced an Integration and Retention Incentive plan for certain key Tele2 employees. The Integration and Retention Incentive plan has been designed based on external advice and is construed in line with market practice for such incentives. The Integration and Retention Incentive plan has a maximum of 19 participants, excluding the Group CEO, corresponds to 12 – 24 months base salary per participant and is conditional on the fulfilment of certain performance criteria. Payment under the plan will be made in two tranches, (i) at completion of the merger, and (ii) one year after the completion of the merger. The participants shall during the period until each respective cash award payment, in the company’s sole assessment, successfully having contributed to and facilitated the merger and also having contributed to the integration and achievement of synergy execution targets for the company post-closing. The maximum total cost for the Integration and Retention Incentive plan is SEK 50 million plus employer’s social security cost. The Group CEO of Tele2 is entitled to a Retention Incentive equaling 18 months base salary payable upon completion of the merger.

New tax rules in Sweden
On June 13, 2018 new tax rules and tax rates was enacted in Sweden. The new rules includes a general limitation on interest deduction and a decrease of the corporate income tax rate from 22 percent to 20.6 percent. The decrease of the tax rate will take place in two steps. The new tax rules will be effective from January 1, 2019. Tele2 is in the process of calculating the one time effect due the changed tax rules.

COM HEM HOLDING AB

Unaudited Interim Condensed Consolidated Financial Statements
as of and for the three and six months ended June 30, 2018 and 2017

Condensed Consolidated Income Statement

			(Restated)		(Restated)
SEK million	Note	Jan 1-Jun 30 2018	Jan 1-Jun 30 2017	Apr 1-Jun 30 2018	Apr 1-Jun 30 2017
Revenue	3	3,599	3,551	1,815	1,794
Cost of services sold	4	(1,990)	(2,004)	(995)	(1,018)
Gross profit		1,609	1,547	820	777

Selling expenses	4	(951)	(942)	(482)	(470)
Administrative expenses	4	(217)	(158)	(118)	(86)
Other operating income and expenses	4	(5)	7	(5)	1
Operating profit		436	454	214	222

Net financial income and expenses	5	(223)	(230)	(120)	(139)
Income after financial items		213	224	95	83

Income taxes	6	(21)	(65)	11	(31)
Net income for the period	7	192	158	105	52

Earnings per share
Basic earnings per share (SEK)		1.08	0.87	0.60	0.28
Diluted earnings per share (SEK)		1.08	0.86	0.60	0.28

Condensed Consolidated Statement of Comprehensive Income

		(Restated)		(Restated)
SEK million	Jan 1-Jun 30 2018	Jan 1-Jun 30 2017	Apr 1-Jun 30 2018	Apr 1-Jun 30 2017
Net income for the period	192	158	105	52

Other comprehensive income
Items that will not be reclassified to net profit or loss
Revaluation of defined-benefit pension obligations	(26)	(6)	(25)	(16)
Tax on items that will not be reclassified to profit or loss	4	1	4	4
Other comprehensive income for the period, net of tax	(22)	(5)	(21)	(13)
Comprehensive income for the period	170	153	84	39

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

			(Restated)
SEK million	Note	Jun 30, 2018	Dec 31, 2017
ASSETS
Non-current assets
Intangible assets	8	15,645	16,014
Property, plant and equipment	8	1,448	1,493
Total non-current assets		17,093	17,508

Current assets
Other current assets		537	518
Cash and cash equivalents	9	410	590
Total current assets		948	1,108
TOTAL ASSETS		18,040	18,616

EQUITY AND LIABILITIES
Total equity		3,132	4,273

Non-current liabilities
Non-current interest-bearing liabilities	9	10,115	10,104
Other non-current liabilities		315	325
Deferred tax liabilities		670	755
Total non-current liabilities		11,100	11,185

Current liabilities
Current interest-bearing liabilities		1,100	903
Other current liabilities		2,708	2,255
Total current liabilities		3,808	3,158
TOTAL EQUITY AND LIABILITIES		18,040	18,616

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Condensed Consolidated Statement of Changes in Equity
Equity attributable to Equity Holders of the Parent Company

		(Restated)
SEK million	Jun 30, 2018	Jun 30, 2017
Opening equity according to adopted balance sheet	4,273	5,501
Adjustment on initial application of IFRS 9	(2)	—
Adjusted opening equity as of Jan 1, 2018	4,271	5,501

Total comprehensive income for the period
Net income for the period	192	158
Other comprehensive income for the period	(22)	(5)
Total comprehensive income for the period	170	153

Reclassification of cash settled share-based programs to liabilities	(38)	(109)

Transactions with the owners
Repurchase of shares	(199)	(418)
Dividend	(1,061)	(725)
Share-based remuneration	(12)	4
Total transactions with the owners	(1,271)	(1,139)
EQUITY AT END OF PERIOD	3,132	4,407

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Consolidated Statement of Cash Flows

			(Restated)
SEK million	Note	Jan 1-Jun 30 2018	Jan 1-Jun 30 2017
Operating activities
Income after financial items		213	224
Adjustment for items not included in cash flow	10	942	1,013
Income taxes paid		(57)	(31)
Change in working capital		(11)	(170)
Cash flow from operating activities		1,086	1,035

Investing activities
Acquisition of intangible assets	8	(263)	(258)
Acquisition of property, plant and equipment	8	(291)	(322)
Sales of property, plant and equipment		0	3
Cash flow from investing activities		(553)	(578)

Financing activities
Repurchase of shares		(209)	(410)
Repurchase of warrants		(166)	(94)
Dividend		(530)	(366)
Borrowings		300	1,700
Amortization of borrowings		(103)	(1,458)
Payment of borrowing costs		(5)	(3)
Cash flow from financing activities		(713)	(631)

Net change in cash and cash equivalents		(180)	(174)
Cash and cash equivalents at beginning of period		590	470
Cash and cash equivalents at end of period		410	295

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements

Note 1 Basis of Preparation

Throughout the notes to the interim condensed consolidated financial statements, the terms “the Company”, “he Group” and “Com Hem” are used with reference to Com Hem Holding AB, or Com Hem Holding AB and its subsidiaries.

Compliance with standards and legislation

The Consolidated Accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations from the IFRS Interpretations Committee as described in the Consolidated Financial Statements as of and for the year ended December 31, 2017, Note 1. The Group and each of its subsidiaries’ functional currency is the Swedish krona (SEK), which is also the presentation currency of the Group. All amounts have been rounded to the nearest million (SEK), unless otherwise stated. The Interim Condensed Consolidated Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

The consolidated financial statements for 2017 have been restated related to the accounting for the outstanding warrant programs as described in note 14.

These Interim Condensed Consolidated Financial Statements were authorized for issue by the Board of Directors and Chief Executive Officer on August 3, 2018.

Changes in accounting policies 2018

The Group has adopted IFRS 9 Financial instruments and IFRS 15 Revenue from Contracts with Customers as of January 1, 2018. The effects of the new standards are stated below.

IFRS 9 contains new requirements for the classification and measurement of financial instruments, introducing an impairment model that is based on expected credit losses instead of losses occurred, and changes of principles for hedge accounting with the purpose among other things to simplify and increase the consistency with the company´s internal risk management strategy. The standard replaces IAS 39 Financial instruments: Recognition and measurement.

The new impairment model results in earlier recognition of credit losses in connection to collection of mainly accounts receivable and other receivables. A provision is made for all receivables (not only the ones that objectively indicate need for impairment) corresponding to credit losses expected to occur within the remaining period. IFRS 9 has been applied from January 1, 2018, and has resulted in an increase of the credit loss allowance of SEK 2m and a corresponding adjustment of equity, including tax effect.

IFRS 15 is a comprehensive standard for determining the amount of revenue to be reported and when these revenues are to be reported. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes from 2018. The introduction of IFRS 15 has not had any effect on the Group’s financial statements in addition to increased disclosure requirements. See Note 3 disaggregation of revenue.

New IFRS not yet applied

IFRS 16 Leases will replace the existing IFRSs related to accounting of leases, such as IAS 17 Leases and IFRIC 4 Determining whether an agreement contains a lease. The Group will apply the new standard from January 1, 2019.

IFRS 16 mostly affects lessees and the effect is that all leasing agreements that today are accounted for as operating lease agreements shall be accounted in a similar way as financial lease agreements provided that they meet the requirements to be reported as a lease in accordance with IFRS 16. The standard provides a single lessee accounting model for all leases unless the lease term is 12 months or less or the underlying asset is a low- value item.

This means that also for operating leases an asset and liability will have to be recognized, including recognition of depreciation, amortization and interest, in comparison to today, when there is no recognition for a leased asset and related liability, and the rental expense recognized as a straight-line expense. The Group has completed the initial assessment of the potential effects on the financial statements, but has not yet completed the more detailed analysis. The most significant impact identified so far is that the Group will need to report assets and liabilities for its operational leasing agreements relating to infrastructure, which will affect, among other things, the key ratios EBITDA and capex.

Adjustments

Certain financial information and other amounts and percentages presented in this report have been rounded and therefore the tables may not tally. The abbreviation “n/m” (“not meaningful”) is used in this report if the information is not relevant and “n/a” (“not available”) is used if the information is not available.

Note 2 Operating segments

The Group operates in a single market, Sweden and is divided into two operating segments, Com Hem and Boxer. The division is based on the Group’s management structure and infrastructure for delivery of services and structure for internal reporting, which is controlled by the Group’s CEO, who has been identified as its chief operating decision-maker.

The operating segment Com Hem offers services to consumers (digital TV, broadband and fixed telephony), B2B (broadband and telephony) and landlords (basic TV offering) via FibreCoax, unbundled Telia fibre and LAN. The services to consumers and landlords are mainly delivered to multi-dwelling unit buildings. The B2B services are mainly delivered to Small (SoHo) and Medium Sized Enterprises (SMEs). The infrastructure that is the basis for enabling delivery of services to customers is the same for all services in the operating segment. Expenses for distribution (fibre, ducting, etc.) and for operation and servicing of the services are collective. Customers connect to services through a single point in their home.

The operating segment Boxer offers services (digital TV, broadband and fixed telephony) to consumers in the single dwelling unit market through the Swedish Digital Terrestrial Television network provided by Teracom as well as open networks.

The operating segment information is based on the same accounting principles as for the Group, IFRS. The pricing of inter company transactions is determined on a commercial basis.

Performances and the business’ earnings are evaluated based on primarily Underlying EBITDA (Earnings before net financial income and expenses, income taxes, depreciation and amortization, and before losses from disposals of non-current assets excluding exchange gains/losses on trade receivables/liabilities and items affecting comparability). Operating segment assets comprise intangible assets, property, plant and equipment, inventories and current receivables. Operating segment liabilities comprise non-current liabilities and provisions.

Investments in intangible and tangible assets include acquisition of property, plant and equipment but excludes the effect of goodwill, intangible assets and property, plant and equipment through acquisitions which are presented separately.

	Jan 1-Jun 30, 2018			Jan 1-Jun 30, 2017
SEK million	Com Hem	Boxer	Group	Com Hem	Boxer	Group
Revenue external	2,785	813	3,599	2,685	866	3,551
Operating Profit (EBIT)	429	8	436	429	25	454
Net financial income and expenses			(223)			(230)
Income taxes			(21)			(65)
Net income for the period			192			158

Operating Profit (EBIT)	429	8	436	429	25	454
Depreciation & Amortization	821	137	958	826	135	960
Losses from disposals of non-current assets	3	3		4	2
Exchange gains/losses on trade receivables/liabilities	11	1		(3)	1
Items affecting comparability	72	11		21	3
-of which redundancy related to reorganization	17	3		21	1
-of which transaction costs related to the merger with Tele2	18	—		—	—
-of which B2B integration costs	—	—		14	—
-of which retention incentives related to the merger with Tele2	17	1		—	—
-of which pension debt, closure of plan	—	—		(22)	—
-of which personnel costs related to warrants	10	—		—	—
-of which other costs	10	7		8	2
Underlying EBITDA	1,335	160		1,277	165
Investments in intangible and tangible assets	(469)	(85)	(553)	(493)	(88)	(581)

	Apr 1-Jun 30, 2018			Apr 1-Jun 30, 2017
SEK million	Com Hem	Boxer	Group	Com Hem	Boxer	Group
Revenue external	1,411	403	1,815	1,364	430	1,794
Operating Profit (EBIT)	206	8	214	209	13	222
Net financial income and expenses			(120)			(139)
Income taxes			11			(31)
Net income for the period			105			52

Operating Profit (EBIT)	206	8	214	209	13	222
Depreciation & Amortization	411	67	478	416	69	485
Losses from disposals of non-current assets	2	—		2	—
Exchange gains/losses on trade receivables/liabilities	12	0		(1)	1
Items affecting comparability	43	8		22	(1)
-of which redundancy related to reorganization	3	3		9	—
-of which transaction costs related to the merger with Tele2	7	—		—	—
-of which B2B integration costs	—	—		9	—
-of which retention incentives related to the merger with Tele2	17	1		—	—
-of which personnel costs related to warrants	10	—		—	—
-of which other costs	6	4		4	(1)
Underlying EBITDA	674	84		648	82
Investments in intangible and tangible assets	(225)	(29)	(253)	(266)	(45)	(311)

	Jun 30, 2017
SEK million	Com Hem	Boxer	Eliminations	Group
Operating segment assets	16,358	2,121	(6)	18,473
-of which goodwill	10,899	421	—	11,321
-of which customer relationships	2,233	1,320	—	3,553
Other unallocated assets				295
Total assets				18,769

Operating segment liabilities	2,030	889	(6)	2,913
Other unallocated liabilities				11,449
Total liabilities				14,362

		Jun 30, 2018
SEK million	Com Hem	Boxer	Eliminations	Group
Operating segment assets	15,703	1,942	(15)	17,630
-of which goodwill	10,899	421	—	11,321
-of which customer relationships	1,645	1,178	—	2,822
Other unallocated assets				410
Total assets				18,040

Operating segment liabilities	2,794	818	(15)	3,597
Other unallocated liabilities				11,312
Total liabilities				14,908

Note 3 Revenue
Total Group

Revenue by customer category

	Jan 1-Jun 30	Jan 1-Jun 30		Apr 1-Jun 30	Apr 1-Jun 30
SEK million	2018	2017	% change	2018	2017	% change
Revenue external
Consumer	3,027	2,984	1.4%	1,525	1,505	1.3%
-of which digital TV	1,719	1,785	-3.7%	859	892	-3.7%
-of which broadband	1,166	1,034	12.8%	595	530	12.2%
-of which telephony	89	105	-15.0%	44	51	-13.2%
Network operator	428	409	4.7%	216	213	1.5%
B2B	135	145	-7.1%	69	71	-3.3%
Other	9	14	-31.2%	6	6	-5.2%
Total	3,599	3,551	1.3%	1,815	1,794	1.1%

Total revenue for the Group rose by 1.3% compared to the first six months in 2017 and amounted to SEK 3,599m. For the second quarter total revenue for the group rose by 1.1% compared to the second quarter 2017 and amounted to SEK 1,815m.

Disaggregation of revenue

Revenue by customer category

	Jan 1-Jun 30, 2018			Jan 1-Jun 30, 2017
SEK million	Com Hem	Boxer	Group	Com Hem	Boxer	Group
Revenue external
Consumer	2,214	813	3,027	2,118	866	2,984
-of which digital TV	950	769	1,719	941	844	1,785
-of which broadband	1,123	43	1,166	1,012	21	1,034
-of which telephony	88	2	89	104	1	105
Network operator	428	—	428	409	—	409
B2B	135	—	135	145	—	145
Other	9	—	9	14	—	14
Total	2,785	813	3,599	2,685	866	3,551

	Apr 1-Jun 30, 2018			Apr 1-Jun 30, 2017
SEK million	Com Hem	Boxer	Group	Com Hem	Boxer	Group
Revenue external
Consumer	1,121	403	1,525	1,074	430	1,505
-of which digital TV	479	380	859	475	418	892
-of which broadband	572	23	595	518	12	530
-of which telephony	44	1	44	51	1	51
Network operator	216	—	216	213	—	213
B2B	69	—	69	71	—	71
Other	6	—	6	6	—	6
Total	1,411	403	1,815	1,364	430	1,794

The Group’s revenue from contracts with customers are typically based on subscription-based services for broadband, digital TV and telephony with a binding period of 12-24 months.

Subscription prices and related fees are based on the types of service selected, whether the services are sold as a bundled service or on an individual basis, and the equipment necessary to receive the service. In most cases the Group leases the hardware equipment to the subscriber but certain customer equipment may be purchased either from the company or from third-party retailers. The timing of revenue recognition is primarily over time (monthly subscription fees) and less than 5% of total revenue is recognized at a point in time, which amongst others include up front billing charges as well as hardware sales that are not directly linked to a subscription.

All services are provided to customers in one geographic region, Sweden, and are divided into the two operating segments Com Hem and Boxer.

Revenue is disaggregated by customer category (Consumer, Network operator and B2B) and for the Consumer category also by service offering.

The Com Hem Segment Consumer category comprises broadband, digital TV and fixed-line telephony services to primarily subscribers in MDUs. The Boxer Segment Consumer category comprises digital TV, broadband and fixed-line telephony services to subscribers primarily in SDUs.

The Network operator category includes the operations of Com Hem’s landlord business, which charge landlord subscription fees for basic TV services to households connected to the FibreCoax. The Network operator category also includes the Group’s communication operator iTUX. iTUX mainly charge a monthly transmission fee to service providers that have active subscribers on the networks where iTUX act as a communication operator on behalf of different landlords and network owners. The Network operator category also includes revenue from landlords and households for connecting properties to new fibre networks.

The B2B category comprises broadband, fixed-line telephony and mobile telephony services mainly to Small (SoHo) and Medium Sized Enterprises (SMEs). The B2B business also includes a set of business services including web hosting, e-mail and security and multi-line telephony services.

Other revenue comprises amongst others collection fees.

Revenue, Com Hem segment

Revenue by customer category

	Jan 1-Jun 30	Jan 1-Jun 30		Apr 1-Jun 30	Apr 1-Jun 30
SEK million	2018	2017	% change	2018	2017	% change
Revenue external
Consumer	2,214	2,118	4.5%	1,121	1,074	4.3%
-of which digital TV	950	941	0.9%	479	475	1.0%
-of which broadband	1,123	1,012	11.0%	572	518	10.4%
-of which telephony	88	104	-15.4%	44	51	-13.6%
Network operator	428	409	4.7%	216	213	1.5%
B2B	135	145	-7.1%	69	71	-3.3%
Other	9	14	-31.2%	6	6	-5.2%
Total	2,785	2,685	3.7%	1,411	1,364	3.5%

For the first six months Com Hem Segment revenue grew 3.7%, explained by continued good growth in Com Hem’s consumer business which grew by 4.5% driven by both price and volume.

For the second quarter Com Hem Segment revenue grew 3.5%, explained by continued good growth in Com Hem’s consumer business which grew by 4.3% driven by both price and volume.

Revenue from consumer services in the Com Hem segment rose by 4.5% to a total of SEK 2,214m for the first six months. For the second quarter revenue from consumer services in the Com Hem segment rose by 4.3% to a total of SEK 1,121m. The increase for both periods is driven by increased revenue from primarily broadband and to some extent digital TV, partly offset by decreased revenue from fixed telephony.

Revenue from digital TV in the Com Hem segment rose by 0.9% for the first six months. For the second quarter revenue from digital TV in the Com Hem segment, rose by 1.0%. The increase for both periods is attributable to both volume and price adjustments implemented in the first quarter.

Revenue from broadband services in the Com Hem segment rose by 11.0% for the first six months. For the second quarter revenue from broadband services in the Com Hem segment, rose by 10.4%. The increase for both periods is attributable to RGU growth, an improved speed mix and price adjustments implemented in the first quarter.

Revenue from fixed telephony in the Com Hem segment decreased by SEK 16m for the first six months. For the second quarter revenue from fixed telephony in the Com Hem segment decreased by SEK 7m. The decrease for both periods is mainly explained by a structural decline in fixed telephony.

Revenue from network operator services increased by 4.7% and amounted to SEK 428m for the first six months. For the second quarter revenue from network operator services increased by 1.5% and amounted to SEK 216m. The increase for both periods was attributable to higher revenue from network expansion and growth in communication operator revenue from iTUX. The increase was partly offset by a continued decline in landlord revenue within MDUs due to price pressure.

Revenue from B2B services declined by SEK 10m to SEK 135m for the first six months. For the second quarter, revenue from B2B services declined by SEK 2m to SEK 69m. The decrease for both periods is explained by declining revenue from the lower margin legacy OffNet business.

Other revenue decreased by SEK 4m, or 31.2% from SEK 14m in the six months ended June 30, 2017, to SEK 9m in the six months ended June 30, 2018. For the second quarter, other revenue decreased by 5.2% from SEK 6m in the second quarter, 2017, to SEK 6m in the second quarter 2018.

Revenue, Boxer segment

Revenue by customer category

	Jan 1-Jun 30	Jan 1-Jun 30		Apr 1-Jun 30	Apr 1-Jun 30
SEK million	2018	2017	% change	2018	2017	% change
Revenue external
Consumer	813	866	-6.1%	403	430	-6.2%
-of which digital TV	769	844	-8.9%	380	418	-9.0%
-of which broadband	43	21	102.0%	23	12	88.2%
-of which telephony	2	1	13.8%	1	1	9.8%
Total	813	866	-6.1%	403	430	-6.2%

For the first six months, Boxer Segment revenue declined by 6.1%. For the second quarter, Boxer Segment revenue declined by 6.2%. The decrease for both periods is explained by continued high churn rate for DTT customers.

Revenue from the Boxer segment amounted to SEK 813m for the first six months, a decrease of SEK 52m compared to the same period previous year. For the second quarter revenue from the Boxer segment amounted to SEK 403m, a decrease of SEK 27m compared to the same period previous year. The decrease for both periods is explained by a decreasing number of DTV subscribers only partly offset by an increasing number of broadband subscribers.

Note 4 Operating Expenses

Cost of services sold decreased by SEK 14m, from SEK 2,004m in the six months ended June 30, 2017, to SEK 1,990m in the six months ended June 30, 2018. As a percentage of revenue, cost of services sold decreased from 56.4% in the six months ended June 30, 2017, to 55.3% in the six months ended June 30, 2018. The decrease in cost of services sold was mainly due to lower variable costs and depreciation related to CPE.

For the second quarter cost of services sold decreased by SEK 23m, from SEK 1,018m, to SEK 995m. As a percentage of revenue, cost of services sold decreased from 56.7% in the second quarter 2017, to 54.8% in the second quarter 2018. The decrease in cost of services sold was mainly due to lower variable costs and depreciation related to CPE.

Selling expenses increased by SEK 9m, from SEK 942m in the six months ended June 30, 2017, to SEK 951m in the six months ended June 30, 2018. As a percentage of revenue, selling expenses decreased from 26.5% in the six months ended June 30, 2017, to 26.4% in the six months ended June 30, 2018.

For the second quarter, selling expenses increased by SEK 13m, from SEK 470m in the second quarter 2017, to SEK 482m in the second quarter 2018. As a percentage of revenue, selling expenses increased from 26.2% in the second quarter 2017, to 26.6% in the second quarter 2018.

The increase in selling expenses for the first six months as well as for the second quarter was mainly due to higher amortization of capitalized sales commissions.

Administrative expenses increased by SEK 59m from SEK 158m in the six months ended June 30, 2017, to SEK 217m in the six months ended June 30, 2018. As a percentage of revenue, administrative expenses increased from 4.5% in the six months ended June 30, 2017, to 6.0% in the six months ended June 30, 2018. The increase in administrative expenses was mainly a result of a lower level of items affecting comparability in the six months ended June 30, 2017 explained by a positive effect from revaluation of pension debt following closure of the plan and advisory fees in connection with the merger with Tele2.

For the second quarter, administrative expenses increased by SEK 32m, from SEK 86m in the second quarter 2017 to SEK 118m in the second quarter 2018. As a percentage of revenue, administrative expenses increased from 4.8% in the second quarter 2017 to 6.5% in the second quarter 2018. The increase in administrative expenses in the second quarter 2018 was mainly a result of a higher level of items affecting comparability.

Other operating income and expenses amounted to a net income of SEK 7m in the six months ended June 30, 2017, and a net expense of SEK 5m in the six months ended June 30, 2018. In the second quarter 2017 other operating income and expenses amounted to a net income of SEK 1m compared to a net expense of SEK 5m for the second quarter 2018. The change for both periods is primarily explained by higher exchange losses on trade receivables and liabilities during the first six months and the second quarter 2018.

Note 5 Net Financial Income and Expenses

Net financial income and expenses decreased by SEK 7m for the first six months, and SEK 19m for the second quarter. The decrease is explained by effects from revaluation of incentive programs for the first six months as well as for the second quarter. Average blended interest rate was 2.4% for the first six months, versus 2.5% for the corresponding period last year.

Note 6 Income Taxes

The Group recognized a tax expense of SEK 21m for the first six months and a tax income of SEK 11m for the second quarter. Both periods have been affected by a positive one-time adjustment of deferred taxes of SEK 39m explained by a reduced tax rate in Sweden effective January 1, 2019 (down from 22.0% to 21.4%) and January 1, 2021 (further reduction from 21.4% to 20.6%) as enacted by the Swedish Government in June 2018.

The Group’s taxable profit has been offset against remaining tax losses carried forward and at the end of the period the Group had utilized all tax losses carried forward.

Note 7 Net Income for the Period

Net income for the first six months increased by 21.1% compared to the first six months in 2017 and amounted to SEK 192m. Net income for the second quarter increased by 103.9% compared to the second quarter in 2017 and amounted to SEK 105m. The increase for both periods is explained by the effects from revaluation of incentive programs included in financial expenses and one-time adjustment of deferred taxes partly offset by higher items affecting comparability.

Note 8 Investments in intangible and tangible assets

For the first six months, capital expenditure amounted to SEK 553m, corresponding to 15.4% of revenue. For the second quarter, capital expenditure amounted to SEK 253m, corresponding to 14.0% of revenue. The decrease compared to the same periods last year is due to temporarily lower network related capex and lower investments in CPEs.

Note 9 Liquidity

At the end of the period the Group’s total available funds amounted to SEK 1,310m (SEK 1,690m at December 31, 2017), of which cash was SEK 410m (SEK 590m at December 31, 2017) and unutilized credit facilities was SEK 900m (SEK 1,100m at December 31, 2017).

Com Hem has agreed with its lenders to extend the term of all bank facilities under the senior facilities agreement, amounting to in total SEK 8,175m, by 18 months, thereby extending the maturity date of such bank facilities from June 26, 2019 to December 31, 2020. All other terms and conditions of the loans remain unchanged. The extension was signed on April 12, 2018.

Note 10 Adjustment for items not included in cash flow

SEK million	Jan 1-Jun 30 2018	Jan 1-Jun 30 2017
Depreciation/amortization	958	960
Unrealized exchange rate differences	2	0
Capital gain/loss on sale/disposal of non-current assets	6	3
Change in accrued borrowing costs and discounts	15	16
Change in accrued interest expenses	(70)	(11)
Unrealized remeasurement of cash settled incentive programs	64	71
Change in provisions	(26)	(31)
Other profit/loss items not settled with cash	(8)	4
Total	942	1,013

Note 11 Fair value of financial instruments

The fair value of the Group’s financial assets and liabilities are estimated to be equal to the carrying amounts except for outstanding notes. The carrying amount for the notes amounted to SEK 3,963m and the fair value was SEK 4,108m at June 30, 2018.

Note 12 Related Parties

For information regarding related parties, see the Consolidated Financial Statements as of and for the year ended December 31, 2017, Note 29. There have been no significant transactions during the period, in excess of paid dividend and repurchase of warrants. Repurchase of warrants from related parties (board members and executive management) occurred in April 2018 at fair value totaling SEK 137m.

Amendment to LTIP 2016 and LTIP 2017

When entering into the Merger Plan with Tele2 on January 9, 2018, Com Hem has resolved to accelerate LTIP 2016 and LTIP 2017 and to compensate the participants with a cash consideration in accordance with the plan rules at closing of the merger which is expected to occur during the second half of 2018. This has resulted in a reclassification from equity to current liabilities with subsequent remeasurement accounted for in the income statement.

Note 13 Risks and Uncertainty Factors

The Group and the Parent Company have identified a number of operational and financial risks. Operational risks include increased competition, changes to laws and regulations, the ability to retain and attract key employees, substitution from fixed to mobile telephony, technological advances, network and IT infrastructure, the ability to retain and attract customers, program content, risks associated with suppliers, corruption and unethical business practices, environment risks and risks associated with responsible procurement. Financial risks include refinancing, liquidity, credit, interest rate, and currency risks. For a detailed description of the significant risk factors for the Group’s future development, see the Consolidated Financial Statements as of and for the year ended December 31, 2017. The Group believes that the risk environment has not materially changed from the description in the Consolidated Financial Statements as of and for the year ended December 31, 2017.

Note 14 Restatement

The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as endorsed by the EU as of and for the periods ended June 30, 2017 and December 31, 2017, have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow. The nature and impact of the restatement related to warrants is described in Note 35 to the 2017 Consolidated Financial Statements included in this document.

Total impact

The total impact of the restatement is presented in the tables below:

Condensed Consolidated Income Statement

	Jan 1 - Jun 30, 2017			Apr 1 - Jun 30, 2017
SEK million	Restated	Restatement	Reported pre-restatement	Restated	Restatement	Reported pre-restatement
Revenue	3,551		3,551	1,794		1,794
Gross profit	1,547		1,547	777		777
Operating profit	454		454	222		222
Net financial income and expenses	(230)	(71)	(159)	(139)	(59)	(81)
Income after financial items	224	(71)	295	83	(59)	142
Income taxes	(65)		(65)	(31)		(31)
Net income for the period	158	(71)	230	52	(59)	110

Earnings per share
Basic earnings per share (SEK)	0.87	(0.39)	1.26	0.28	(0.32)	0.61
Diluted earnings per share (SEK)	0.86	(0.39)	1.25	0.28	(0.32)	0.60

Condensed Consolidated Statement of Comprehensive Income

	Jan 1 - Jun 30, 2017			Apr 1 - Jun 30, 2017
SEK million	Restated	Restatement	Reported pre-restatement	Restated	Restatement	Reported pre-restatement
Net income for the period	158	(71)	230	52	(59)	110
Other comprehensive income	(5)		(5)	(13)		(13)
Comprehensive income for the period	153	(71)	225	39	(59)	98

Condensed Consolidated Balance Sheet

	Dec 31, 2017			Jun 30, 2017
SEK million	Restated	Restatement	Reported pre-restatement	Restated	Restatement	Reported pre-restatement
ASSETS
Total non-current assets	17,508		17,508	17,943		17,943
Total current assets	1,108		1,108	825		825
TOTAL ASSETS	18,616		18,616	18,769		18,769

EQUITY AND LIABILITIES
Total equity	4,273	(106)	4,380	4,407	(87)	4,494
Total non-current liabilities	11,185		11,185	11,976		11,976
Total current liabilities	3,158	106	3,052	2,386	87	2,299
EQUITY AND LIABILITIES	18,616		18,616	18,769		18,769

Equity per share, SEK	24	(1)	25	24	0	25

Note 15 Subsequent Events

No subsequent events to be reported.

COM HEM HOLDING AB

Audited Consolidated Financial Statements
as of and for the years ended December 31, 2017 and 2016
and unaudited Consolidated Financial Statements
as of and for the year ended December 31, 2015

Independent Auditors’ Report

The Board of Directors
Com Hem Holding AB:

We have audited the accompanying consolidated financial statements of Com Hem Holding AB and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated balance sheets referred to above present fairly, in all material respects, the consolidated financial position of Com Hem Holding AB and its subsidiaries as of December 31, 2017 and 2016, and their consolidated financial performance and their consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter – Restatement of previously issued consolidated financial statements

As discussed in Note 35 to the consolidated financial statements, the accompanying 2017 consolidated financial statements have been restated to correct for misstatements relating to the application of accounting for share-based incentive programs under IFRS.

Our opinion is not modified with respect to this matter.

Other Matter

The accompanying consolidated balance sheet of Com Hem Holding AB and its subsidiaries as of December 31, 2015, and the related statements of income and comprehensive income, changes in equity, and cash flows for the year then ended were not audited, reviewed, or compiled by us and, accordingly, we do not express an opinion or any other form of assurance on them.

/s/KPMG AB

Stockholm, Sweden

July 9, 2018

Consolidated Income Statement

				Unaudited
		Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEK million	Note	2017 (Restated)	2016	2015

Revenue	3	7,136	5,665	5,000
Cost of services sold		(4,039)	(2,964)	(2,464)
Gross profit		3,097	2,701	2,536

Selling expenses		(1,867)	(1,557)	(1,516)
Administrative expenses		(330)	(305)	(295)
Other operating income	5	34	42	19
Other operating expenses	6	(22)	(30)	(19)
Operating profit	7,8,9,25,26	912	851	724

Financial income and expenses
Financial income		3	3	88
Financial expenses		(412)	(443)	(693)
Net financial income and expenses	10	(409)	(440)	(605)

Income after financial items		503	411	119
Income taxes	11	(132)	(94)	(27)
Net income for the year		371	317	92

Earnings per share	33
Basic earnings per share (SEK)		2.04	1.66	0.45
Diluted earnings per share (SEK)		2.04	1.66	0.45

Consolidated Statement of Comprehensive Income

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEK million	2017 (Restated)	2016	2015
Net income for the year	371	317	92

Other comprehensive income
Items that will not be reclassified to net profit or loss
Revaluation of defined-benefit pension obligations	(4)	(59)	75
Tax on items that will not be reclassified to profit or loss	1	13	(16)
Other comprehensive income for the year, net of tax	(3)	(46)	58
Comprehensive income for the year	367	271	150

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

				Unaudited
SEK million	Note	Dec 31, 2017 (Restated)	Dec 31, 2016	Dec 31, 2015

ASSETS
Non-current assets
Intangible assets	12	16,014	16,765	15,451
Property, plant and equipment	13	1,493	1,564	1,531
Total non-current assets		17,508	18,329	16,982

Current assets
Inventories	14	44	48	45
Trade receivables	15,24	197	159	121
Prepaid expenses and accrued income	16,24	252	206	163
Other receivables	24	25	44	23
Cash and cash equivalents	17,24,25	590	470	743
Total current assets		1,108	927	1,095
TOTAL ASSETS		18,616	19,256	18,078

EQUITY AND LIABILITIES
Equity	18
Share capital		207	209	213
Other paid-in capital		6,523	8,009	9,182
Retained deficit incl. net income for the year		(2,456)	(2,717)	(2,992)
Total equity		4,273	5,501	6,403

Non-current liabilities
Non-current interest-bearing liabilities	19,24,25,34	10,104	10,180	9,151
Pension provisions	20	229	244	173
Other provisions	21	97	140	3
Deferred tax liabilities	11	755	624	234
Total non-current liabilities		11,185	11,188	9,561

Current liabilities
Current interest-bearing liabilities	19,24,25,34	903	517	528
Trade payables	24	539	566	477
Other current liabilities	22,24	243	148	112
Accrued expenses and deferred revenue	23,24	1,425	1,307	997
Current provisions	21	49	29	-
Total current liabilities		3,158	2,567	2,113
TOTAL EQUITY AND LIABILITIES		18,616	19,256	18,078

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity

Equity attributable to Equity Holders of the Parent

SEK million	Share capital	Other paid-in capital	Retained deficit incl. net income for the year	Total Equity
Opening equity, Jan 1, 2015[1]	208	10,167	(3,142)	7,233
Bonus issue	7	(7)	-	-
Comprehensive income for the year
Net income for the year	-	-	92	92
Other comprehensive income for the year	-	-	58	58
Comprehensive income for the year	-	-	150	150
Contributions from and value transfers to owners
Redemption of shares	(1)	(64)	-	(65)
Repurchase of shares and warrants	-	(713)	-	(713)
Issue expense, net after tax	-	4	-	4
Dividend	-	(207)	-	(207)
Share-based remuneration	-	1	-	1
Total transactions with Group’s owners	(1)	(979)	-	(979)
Closing equity, Dec 31, 2015[1]	213	9,182	(2,992)	6,403

Reduction of share capital	(18)	-	18	-
Bonus issue	14	-	(14)	-
Comprehensive income for the year
Net income for the year	-	-	317	317
Other comprehensive income for the year	-	-	(46)	(46)
Comprehensive income for the year	-	-	271	271
Contributions from and value transfers to owners
Repurchase of shares	-	(888)	-	(888)
Dividend	-	(289)	-	(289)
Share-based remuneration	-	4	-	4
Total transactions with Group’s owners	-	(1,173)	-	(1,173)
Closing equity, Dec 31, 2016	209	8,009	(2,717)	5,501

Reduction of share capital	(8)	-	8	-
Bonus issue	6	-	(6)	-
Comprehensive income for the year
Net income for the year	-	-	371	371
Other comprehensive income for the year	-	-	(3)	(3)
Comprehensive income for the year	-	-	367	367

Reclassification of cash settled warrants and liabilities	-	-	(109)	(109)
Contributions from and value transfers to owners
Repurchase of shares	-	(770)	-	(770)
Dividend	-	(725)	-	(725)
Share-based remuneration	-	9	-	9
Total transactions with Group’s owners	-	(1,486)	-	(1,486)
Closing equity, Dec 31, 2017[2]	207	6,523	(2,456)	4,273

1 Unaudited

2 Restated

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

				Unaudited
		Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEK million	Note	2017 (Restated)	2016	2015
Operating activities
Income after financial items		503	411	119
Adjustment for items not included in cash flow	34	2,101	1,757	1,551
Income taxes paid		(31)	-	-
		2,572	2,168	1,670

Increase (-)/decrease (+) in inventories		4	(3)	(6)
Increase (-)/decrease (+) in current receivables		(65)	62	72
Increase (+)/decrease (-) in current liabilities		45	(11)	34
Cash flow from operating activities		2,557	2,216	1,770

Investing activities
Acquisition of subsidiaries	4	-	(1,375)	-
Acquisition of non-current intangible assets		(502)	(396)	(381)
Acquisition of property, plant and equipment		(636)	(497)	(594)
Sales of property, plant and equipment		5	2	-
Cash flow from investing activities		(1,134)	(2,266)	(976)

Financing activities
Share issue expenses		-	-	(22)
Repurchase of shares		(764)	(894)	(701)
Repurchase of warrants		(94)	-	(2)
Redemption of shares		-	-	(65)
Dividend		(725)	(289)	(207)
Borrowings		3,050	6,600	2,000
Amortization of borrowings		(2,767)	(5,578)	(1,749)
Payment of borrowing costs, including discounts		(4)	(63)	(21)
Cash flow from financing activities		(1,303)	(224)	(768)

Net change in cash and cash equivalents		120	(274)	27
Cash and cash equivalents at beginning of year		470	743	716
Cash and cash equivalents at year-end		590	470	743

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 1 Accounting policies
Throughout the notes to the consolidated financial statements, the terms ‘‘the Company’’, ‘‘the Group’’ and ‘‘Com Hem’’ are used with reference to Com Hem Holding AB, or Com Hem Holding AB and its subsidiaries. The subsidiaries are listed in Note 32.

Compliance with standards and legislation
The Consolidated Accounts have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB) and interpretations from the IFRS Interpretations Committee.

These consolidated financial statements were authorized for issue by the Board of Directors and CEO on July 9, 2018.

Assumptions in preparing consolidated financial statements
The Company’s functional currency is the Swedish krona (SEK), which is also the presentation currency of the Group. This means that the financial statements are presented in SEK and all amounts have been rounded to the nearest million (SEKm) unless otherwise stated. Assets and liabilities are recognized at historical cost, except for certain financial assets and liabilities that are measured at fair value. Financial assets and liabilities measured at fair value consist of derivative instruments at fair value through profit and loss.

Adjustments
Certain financial information and other amounts and percentages presented in this report have been rounded and therefore the tables may not tally. The abbreviation “n/m” (“not meaningful”) is used in this report if the information is not relevant.

Estimates and judgments in the financial statements
Preparing the financial statements in accordance with IFRS requires management to make estimates and judgments, and assumptions that affect the application of the accounting policies and the recognized amounts of assets, liabilities, income and expenses. Estimates and assumptions are based on historical experience and various other factors considered reasonable under current circumstances. The result of these estimates and assumptions are then used to assess the carrying amounts of assets and liabilities that are not otherwise clearly evident from other sources. Actual results may differ from these estimates and judgments.

Estimates and assumptions are reviewed on a periodic basis. Changes in estimates are recognized in the accounts for the period in which the change is made if the change only affects that period, or in the period the change is made and in later periods if the change affects current and future periods.

The Group’s accounting policies have been consistently applied to all periods presented in these financial statements and when consolidating the Parent Company and subsidiaries.

Impairment testing of goodwill
In accordance with IFRS, goodwill is not amortized but instead tested for impairment annually or when there is an indication of impairment. This is done by determining the recoverable amounts of cash generating units to which goodwill is allocated by calculating the value in use. When calculating value in use, future cash flows are discounted, which includes assumptions of future circumstances. The tests for the financial years 2015, 2016 and 2017 showed no indication of impairment since the calculated recoverable amounts exceeded the total carrying amounts at year end 2015, 2016 and 2017. In the opinion of Management and the Board, no reasonably possible changes to the relevant key assumptions listed would reduce the recoverable amount to a value that is lower than the carrying amount. A more detailed account is given in Note 12, which also states the two cash generating units carrying amount for goodwill of SEK 11,321m in 2017.

Changes in accounting policies due to new or amended IFRS
New and revised standards and interpretative statements applicable from January 1, 2017, have not resulted in any material effects on the financial statements.

The Group applied IAS 7 Statement of Cash Flows from January 1, 2016 which is an early adoption since the implementation requirement was applicable for financial year commencing January 1, 2017. The purpose of the new amendment is that disclosures shall be presented related to changes of liabilities that according to IAS 7 are assignable to financing activities. IAS 7 requires presentation of changes both affecting cash flow and changes not affecting cash flow. The change of liabilities shall be divided into cash flow related to borrowings and amortization, changes linked to disposals and acquisitions of subsidiaries, exchange rates differences, change in revaluation of fair value and other changes. These disclosures can be presented as an analysis of the opening and closing balances of the liabilities. If these disclosures are presented in combination with for example changes of net debt, disclosures shall be presented concerning changes of the liabilities that are related to the financing activities in accordance with IAS 7, separately from changes of other assets and liabilities that are part of the net debt.

New and amended IFRS not yet applied
A number of new or amended IFRS will take effect in the coming financial year and have not been early adopted when preparing these financial statements.

IFRS 9 Financial instruments will replace IAS 39 Financial instruments: Recognition and measurement from 2018. IFRS 9 contains new requirements for the classification and measurement of financial instruments, introducing an impairment model that is based on expected credit losses instead of losses occurred, and changes of principles for hedge accounting with the purpose, among other things, to simplify and increase the consistency with the company’s internal risk management strategy.

The new impairment model will result in that credit losses for mainly accounts receivable and other receivables will be recognized earlier. The provision will be made for all receivables (not only ones that objectively indicate need for impairment) corresponding to credit losses expected to occur within the remaining period.

The Group has investigated which impact the implementation of the standard will have on the Group’s accounting principles. IFRS 9 has been prospectively applied from January 1, 2018 and has resulted in an increase of the credit loss allowance of SEK 2m and a corresponding adjustment of equity including tax effect.

IFRS 15 Revenue from Contracts with Customers replaces all existing revenue recognition guidance from 2018, such as IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes. Under IFRS 15, revenue is recognized when a customer obtains control of the goods or service which differs from existing basis of transferring of risks and rewards. IFRS 15 implements new ways to determine how and when revenue shall be recognized, which means new ways of thinking compared to how revenue is recognized at the moment.

IFRS 15 demands significantly extended disclosure requirements such as information about disaggregation of revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Group has completed an assessment of the implementation of IFRS 15 where the Group’s actual revenue recognition and the different offerings and packages to customers have been analyzed and compared to the revenue model in IFRS 15. After the performed analysis the conclusion is that this standard will not have any impact on the Group’s revenue recognition except for more extensive disclosure requirements. The financial impact is SEK nil.

IFRS 16 Leases mostly affects lessees and the effect is that all leasing agreements that today are accounted for as operating lease agreements shall be accounted for in a similar way as financial lease agreements provided that they meet the requirements to be reported as a lease in accordance with IFRS 16. This means that also for operating leases, that meet the requirements to be reported as a lease, an asset and liability will have to be recognized, including recognition of depreciation, amortization and interest, in comparison with today when there is no recognition for a leased asset and related liability, and the rental expense recognized as a straight-line expense. IFRS 16 will apply to financial years commencing January 1, 2019 or later.

The Group will as a lessee be affected by the implementation of IFRS 16. A scrutinization of the agreements that may be affected by the implementation has begun but it’s to early to draw any conclusions. The disclosures related to operating leases in Note 26 give an indication of the nature and extent of the existing agreements.

Other published standards with effect from 2018 or later are not expected to have any significant impact on the Group’s accounts, with the exception of extended disclosure requirements.

Operating segments
An operating segment is a component of the Group that engages in business activities from which it may earn revenue and incur expenses and the operating results are reviewed regularly by the chief operating decision maker, to make decisions about allocation of resources to the operating segments and also to assess their performance and for which financial information is available. See Note 2 for additional information about operating segments.

Classifications
Non-current assets primarily comprise amounts that are expected to be recovered or settled subsequent to 12 months from the reporting date while current assets and short-term liabilities primarily comprise amounts expected to be recovered or settled within 12 months of the reporting date. Long-term liabilities consist primarily of amounts that the company as of the reporting period have an unconditional right to choose to pay more than twelve months after the reporting period. If the company has not such a right at the end of the reporting period - or if the liability is held for trading or the liability is expected to be settled within the normal operating cycle - the liability is reported as a current liability.

Consolidation policies and business combinations
Subsidiaries
Subsidiaries are companies over which Com Hem Holding AB has a controlling influence. Controlling influence exists if Com Hem Holding AB has control over an investment object, is exposed or entitled to variable returns on its involvement and can exercise its control of the investment to influence the size of return. In determining whether one company has control over another, potential shares with an entitlement to vote and whether de facto control exists are taken into account. Subsidiaries are recognized in accordance with the acquisition method. The method entails acquisitions of subsidiaries being viewed as transactions through which the Group indirectly acquires the subsidiary’s assets and assumes its liabilities. The fair value of acquired identifiable assets and liabilities assumed and any identified non-controlling interests as of the acquisition date are determined in the acquisition analysis. Transaction expenses, except for those related to the associated issue of equity instruments or debt instruments, are recognized directly in profit or loss for the year.

For business combinations in which payment is transferred, if any non-controlling interests and fair value of previously owned participations (in the event of step acquisitions) exceed the fair value of the acquired assets and assumed liabilities that are recognized separately, the difference is recognized as goodwill. When the difference is negative, what is known as a bargain purchase, this is recognized directly in profit or loss for the year.

Payments made in conjunction with the acquisition do not include payments relating to the settlement of previous business relationships. This type of settlement is recognized in profit or loss. A subsidiary’s financial statements are consolidated from the acquisition date until the date that control ceases.

Transactions eliminated on consolidation
Intragroup receivables, liabilities, income and expenses and unrealized gains or losses arising from intragroup transactions between Group companies are eliminated when the consolidated financial statements are prepared.

Foreign currency
Transactions denominated in foreign currencies
Transactions in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Functional currency is the currency in the primary economic environments in which the company operates. Foreign currency monetary assets and liabilities are translated into the functional currency at the respective exchange rate applicable at the reporting date. Exchange rate differences arising from these translations are recognized in profit or loss for the year. Non-monetary assets and liabilities stated at historical acquisition cost are translated at the exchange rate applicable at the time of transaction. Exchange rate differences arising from these translations are recognized in profit or loss. Exchange rate differences on operating receivables and liabilities are included in operating income and differences in financial receivables and liabilities are included in financial items. The Group uses currency forward contracts to reduce its exposure to fluctuations in various exchange rates. Currency forward contracts are recorded at fair value at the reporting date.

Revenue
Revenue is recognized when it is likely that future economic benefits will flow to the company, and these benefits can be reliably measured. Revenue only includes the gross inflows of economic benefits received or receivable by the company on its own account.

The company’s total revenue consists primarily of services to Consumers (digital TV, broadband and fixed telephony), B2B (broadband and telephony) and network operator (basic television services and revenue from communication operator services). Billing of consumers and business customers mainly takes place monthly in advance. Revenue from landlords relating to periodic charges for basic television services are invoiced largely quarterly in advance and recognized as they are utilized.

Revenue from sales of hardware (mostly iPads in certain campaigns) that are not directly linked to a subscription is recognized when the significant risks and rewards have been transferred to the customer, i.e. normally at the time of delivery.

Start-up fees, and other one-time fees are recognized at the time of sale when the fee relates to costs incurred when a customer signs an agreement. If one-time fees exceed the costs incurred when a customer signs an agreement, the excess amount is distributed over the duration of the subscription.

Revenue is recognized at the fair value of the consideration received or receivable, net of any discounts given.

Operating costs
Operating expenses
Operating expenses are classified according to function, as described below. Depreciation, amortization and personnel costs are stated by function.

Cost of services sold
Cost of services sold refer to broadcasting costs, transmission costs, costs for fibre and ducting, call charges for telephony, internet capacity, maintenance and service and other cost of services sold. Personnel costs related to field service and other parts of the organization are also included. Cost of services sold includes depreciation and amortization of non-current assets.

Selling expenses
Selling expenses relate to costs for sales, products and marketing. This cost structure includes costs for customer service, advertising, telemarketing, sales commissions, bad debt losses and other sales-related costs. Personnel costs pertaining to sales, products and marketing are included in selling expenses. Selling expenses include depreciation and amortization of non-current assets. Customer relations amortization is accounted for as a selling expense.

Administrative expenses
Administrative expenses refer to costs for such support functions as purchasing, accounting and other joint support functions as well as costs for leased office space. Administrative expenses include depreciation and amortization of non-current assets.

Other operating income
Other operating income includes exchange rate gains and recovered, previously written-off bad debt losses and insurance compensation etc.

Other operating costs
Other operating costs include exchange rate losses, disposal of intangible assets and property, plant and equipment, and transaction expenses in conjunction with business combinations etc.

Leasing
Operating leases
Expenses for operating leases are recognized in profit or loss for the year on a straight-line basis over the lease term. Benefits received in conjunction with signing an agreement are recognized in profit or loss for the year as a reduction in lease payments on a straight-line basis over the term of the lease. Variable expenses are expensed in the periods they arise.

Finance leases
Minimum lease payments are allocated between interest expense and repayment of the outstanding liability. Interest expenses are allocated over the lease term so that each reporting period is charged with an amount corresponding to a fixed interest rate for the liability recognized in the relevant period. Variable expenses are expensed in the periods they arise.

Financial income and expenses
Financial income and expenses comprise interest income on bank balances and receivables, dividend income, exchange rate differences and interest expenses on borrowings and remeasurement of cash settled share based incentive programs.

Interest income on receivables, and interest expenses on liabilities are calculated using the effective interest method. The effective interest rate is the rate at which the present value of all estimated future receipts and payments during the anticipated fixed-interest period is equal to the carrying amount of the receivable or liability. Interest expenses include allocated amounts of issue expenses and similar direct transaction expenses to raise borrowings.

Financial instruments
Financial instruments recognized in the balance sheet include primarily cash and cash equivalents, trade receivables, loans receivable, accrued revenue and derivatives on the asset side. The liabilities side includes primarily trade payables, borrowings, accrued expenses and derivatives. Financial instruments that are not derivatives are initially recognized at cost corresponding to the fair value of the instrument plus transaction costs for all financial instruments, except those in the category of financial assets and liabilities at fair value through profit or loss, which are measured at fair value excluding transaction costs. The classification of a financial instrument determines how it is measured after initial recognition as described below.

A financial asset or financial liability is recognized in the balance sheet when the company becomes a party to the contractual provisions of the instrument. A receivable is recognized when the company has performed and a contractual obligation exists for the counterparty to pay, even if the invoice has not been sent. Trade receivables are recognized in the balance sheet when an invoice is sent. Liabilities are recognized when the counterparty has performed under the agreement and the company is contractually obliged to settle the obligation, even if the invoice has not yet been received. Trade payables are recognized when an invoice is received.

A financial asset is derecognized when the contracted rights are realized, expire, or when control of the contractual rights is lost. This also applies to a portion of a financial asset. A financial liability is derecognized when the contracted commitment is discharged, or otherwise expires. This also applies to a portion of a financial liability.

A financial asset and a financial liability are offset and recognized at a net amount in the balance sheet only when there is a legal right to offset the amount and there is an intention to settle the items with a net amount or simultaneously realize the asset and settle the liability.

Acquisitions and divestments of financial assets are recognized on the transaction date, which is the date the company undertakes to purchase or sell the asset.

The company evaluates whether there are objective indications that a financial asset or group of financial assets is impaired at each reporting date.

For measurement purposes, financial instruments are allocated to categories pursuant to IAS 39. The category an asset or liability belongs to depends on the purpose of the holding and is determined on initial recognition.

The categories are as follows:
- Financial assets at fair value through profit or loss
This category comprises two sub-groups: held-for-trading financial assets and other financial assets that the company has initially chosen to classify in this category (according to the Fair Value Option). Financial instruments in this category are measured at fair value on an ongoing basis, with any changes in value recognized in profit or loss. Derivatives with positive fair value are included in the first sub-group.

- Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in active markets. The receivables arise when the company supplies funds, goods and services directly to the borrower. This category also includes acquired receivables. Assets in this category are measured at amortized cost. Amortized cost is determined using the effective interest rate calculated on the date of acquisition. Trade receivables are recognized at the amount expected to be received, which is after deduction for doubtful debt.

- Financial liabilities at fair value through profit or loss
This category consists of two sub-categories, financial liabilities held for trading, and other financial liabilities that the company has chosen to recognize in this category (the Fair Value Option). For further information see above under ‘‘Financial assets at fair value through profit or loss.” Derivatives with negative fair value are included in the first category. Changes in fair value are recognized in profit or loss.

- Other financial liabilities
Financial liabilities not held for trading are measured at amortized cost. Amortized cost is determined using the effective interest rate calculated when the liability was assumed. This means that surplus and deficit values as well as other direct issue costs are allocated over the term of the liability.

Cash and cash equivalents
Cash and cash equivalents consist of cash funds and immediately available balances with banks and corresponding institutions.

Derivatives
Derivative instruments comprise forward contracts and swaps utilized to hedge risks of exchange rate fluctuations, and of exposure to interest-rate risk.

Derivative instruments are initially recognized at fair value, meaning that transaction expenses are charged to net profit for the period. After initial recognition, derivative instruments are accounted for as described below. Hedge accounting is not applied. Increases or decreases in the value of derivatives are recognized as income or expenses in operating income or in net financial income and expenses based on the purpose of the use of the derivative instrument and whether such use relates to an operating item or a financial item. When using interest-rate swaps, the interest coupon is recognized as an interest expense and other changes in value of the interest-rate swap are recognized as financial income or financial expense.

Foreign currency receivables and liabilities
Currency forward contracts are used to hedge assets or liabilities against exchange-rate risk. The hedged item is recognized at the price on the reporting date and the hedging instrument is measured at fair value, with changes in value recognized in profit or loss for the year as exchange-rate differences. Changes in value of derivatives related to trade receivables and liabilities are recognized in operating income, while changes in value of derivatives related to financial receivables and liabilities are recognized in net financial income and expenses.

Impairment of financial assets
At each reporting date, the company evaluates whether there is objective evidence that a financial asset or group of assets is impaired. Objective evidence consists of observable circumstances that have occurred and have a negative impact on the prospects of recovering the cost.

The recoverable value of assets in the loans and receivables categories, which are recognized at amortized cost, is calculated as the present value of future cash flows discounted by the effective interest rate that applied on the asset’s initial recognition. Assets with a short maturity are not discounted. Impairment losses are recognized as an expense in profit or loss for the year. Trade receivables are classified as doubtful from a collective assessment based on age and potential recovery attempts via debt collection agencies.

Reversal of impairment
Impairment losses for loans and receivables that are measured at amortized cost are reversed if a later increase in the recoverable amount can be objectively attributed to an event that occurred after the impairment loss was recognized.

Intangible assets
Intangible assets are recognized only when the asset is identifiable, there is control over the asset and it is expected to generate future economic benefits.

Goodwill
Goodwill is measured at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment.

Acquisition costs for subscriptions
Acquisition costs for subscriptions are recognized as intangible assets, and consist of sales commissions and reseller subsidies for set-top boxes that arise in conjunction with a customer entering a fixed-term agreement for at least 12 months. The condition is that the commission or subsidy can be linked to an individual customer agreement.

Other intangible assets
Other intangible assets that the Group acquires are measured at cost less accumulated amortization and impairment losses.

Subsequent costs
Subsequent costs for capitalized intangible assets are recognized as assets in the balance sheet only when they increase the future economic benefits of the specific asset to which they relate. All other costs are expensed as incurred.

Amortization policies
Amortization is recognized in profit or loss for the year on a straight-line basis over the estimated useful lives of intangible assets. Goodwill is tested annually for impairment, or whenever there is an indication that the asset’s value may be impaired. Intangible assets with finite useful lives are amortized from the date that they are available for use.

Estimated useful lives
- Customer relationships	5-18 years

Other
- Capitalized development expenses	3-5 years
- Licenses	3-5 years
- Acquisition costs for subscriptions	1-2 years
- Other intangible assets	3-20 years

Property, plant and equipment
Property, plant and equipment are recognized in the Group at cost less accumulated depreciation and any impairment losses. Cost includes the purchase price and expenses directly attributable to bringing the asset to the location and in the condition for use pursuant to the purpose of the acquisition. Borrowing costs that relate directly to the purchase, construction or production of assets that take significant time to complete for intended use or sale are included in cost. The accounting policies for impairment are described below.

Property, plant and equipment that comprise components with varying useful lives are considered separate components of property, plant and equipment.

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or divestment, or when no future economic benefits are expected from its use, disposal or divestment. Gains or losses that arise from the disposal or divestment of an asset comprise the difference between the selling price and the asset’s carrying amount less direct selling expenses. Gains and losses are recognized as other operating income or other operating expenses.

Subsequent costs
Subsequent costs are only added to the cost base if it is likely that the future economic benefits associated with the asset will flow to the company, and the cost can be estimated reliably. All other subsequent costs are recognized as expense in the period they arise. Whether a charge relates to the exchange of identified components, or parts thereof, is decisive to the judgment of whether an additional charge is added to costs, whereupon such charges are capitalized. Even in cases where new components are constructed, the expense is added to the cost. Potential undepreciated carrying amounts of exchanged components, or parts of components, are retired and expensed in conjunction with their replacement. Repairs are expensed when incurred.

Depreciation policies
Depreciation takes place on a straight-line basis over the estimated useful life of the asset. Component depreciation is applied, which means that the estimated useful lives of components form the basis for depreciation.

Estimated useful lives:

Machinery, equipment	3-5 years
Computers	3 years
Production facilities
- Backbone network	10 years
- Equipment in switching centers	5 years
- Residential network	5 years
- PlayOut (transmission stations for television)	3-5 years
- Telephony equipment	5 years
Customer equipment
- Modems	3 years
- Set-top-boxes	3-5 years

Capitalized conversion expenses on rented premises are amortized over the lease term including a supplement for exercise of extension options. The residual value, depreciation method and useful life of assets are reviewed annually.

Inventories
Inventories mainly comprise equipment for upgrading the Group’s network and hardware for sale. Inventories are measured to the lower of cost and net realizable value.

The cost of inventories is calculated using the first in first out (FIFO) formula, and includes costs incurred when acquiring the inventory items and bringing them to their current place in their present condition.

Impairment
The Group’s recognized assets are reviewed at each reporting date to decide whether there is an indication of impairment. IAS 36 is applied for the impairment of assets other than financial assets (which are recognized according to IAS 39), inventories, plan assets used for financing employee benefits and deferred tax assets. For assets exempt from the above, the carrying amounts are reviewed according to the relevant standard.

An impairment loss is recognized when an asset’s or cash-generating unit’s (group of units) carrying amount exceeds the recoverable amount. Impairment losses are recognized as an expense in profit or loss for the year. When an impairment is identified for a cash-generating unit (group of units), the impairment loss is primarily assigned to goodwill. After this, a proportional impairment of all other assets included in the unit (group of units) is implemented.

The recoverable amount is the higher of fair value less selling expenses and value in use. When calculating the value in use, future cash flows are discounted using a discount factor that considers the risk-free interest rate and the risk associated with the specific asset.

Reversal of impairment
An impairment of assets included in the application segment of IAS 36 is reversed if there is both an indication that the impairment no longer exists, and that the assumptions forming the basis of the calculation of the recoverable amount have changed. However, goodwill impairment is never reversed. Reversals are only conducted to the extent that the asset’s carrying amount after reversal does not exceed the carrying amount that would have been recognized, less depreciation or amortization where relevant, if no impairment was applied. Impairment losses on loans and receivables recognized at amortized cost are reversed if the previous reasons for impairment no longer exist, and full payment is expected from the customer.

Earnings per share
The calculation of earnings per share is based on consolidated net profit or loss attributable to owners of the Parent Company, and on the weighted average number of shares outstanding during the year. When calculating earnings per share after dilution, the average number of shares is adjusted for the effects of dilutive potential ordinary shares. Potential ordinary shares comprise of outstanding warrants and shares attributable to the Group´s share-savings incentive programs. For more information, see Note 33.

Employee benefits
Defined-contribution pension plans
In defined-contribution plans, the company pays fixed fees to a separate legal entity and has no obligation to pay additional fees. In such cases, the size of an employee’s pension depends on the fees paid by the company into the plan or to an insurance company and the return on capital generated by the fees. Consequently, it is the employee who bears the actuarial risk (of the compensation being lower than expected) and the investment risk (of the invested assets being insufficient to generate the expected compensation). The costs are charged to Group income as earnings are generated.

Defined-benefit plans
In the Group, the pension expense and pension commitment for defined-benefit pension plans are computed using the “Projected Unit Credit Method” individually for each plan. This method allocates the expense for pensions as employees render services for the company that increase their entitlement to future benefits. The plan was closed for new entries from February 2017, thereafter premiums are paid to Alecta and accounted for in accordance with UFR 10. The company’s obligation is computed annually by independent actuaries. The obligation consists of the present value of expected future disbursements. The discount rate used are determined with support from external actuaries. As guideline the interest rate for mortgage covered bonds with a maturity that will equal the average maturity of the obligation is used. The most important actuarial assumptions are described in Note 20. The net of the estimated present value of the commitments and fair value of the plan assets is recognized in the balance sheet as a provision, adjusted for any asset ceilings. Special employer’s contributions form part of the actuarial assumptions and are thus recognized as part of the net commitment/asset.

The defined-benefit pension plans may be funded (partly or wholly) and non-funded. In the funded plans, assets have been separated in a pension trust. These plan assets may only be used to pay benefits under pension agreements.

Net interest expense/income on the defined-benefit commitment/asset is recognized in profit or loss for the year under net financial income and expenses. Net interest income is based on the interest generated by discounting the net commitment, meaning the interest on the commitment, plan assets and the effect of any asset ceilings. Other components are recognized in operating income.

Revaluation effects comprise actuarial gains and losses, the difference between the actual return on associated plan assets and interest recognized in net interest income and any changes in the effects of asset ceilings (excluding interest recognized in net interest income). Revaluation effects are recognized in other comprehensive income.

When the calculation results in an asset for the Group, the carrying amount of the asset is limited to the lower of the pension plan surplus and the asset ceiling calculated using the discount rate. The asset ceiling comprises the present value of the future economic benefits in the form of reduced future contributions or a cash refund. When calculating the present value of future reimbursements or payments, any minimum funding requirements are taken into account.

Commitments for family pensions for salaried employees are secured through insurance with Alecta. Pursuant to statement UFR 10 from the Swedish Financial Reporting Board, this is a defined-benefit multiemployer plan. For the 2017 financial year, the company does not have access to such information that would enable it to recognize the plan as a defined-benefit plan.

Termination of employment remuneration
An expense for remuneration in connection with termination of employees is recognized at the earliest when the company can no longer withdraw the offer to the employees or the company reported restructuring expenses. The benefits expected to be settled after twelve months are recognized at their present value. Benefits that are not expected to be settled wholly within twelve months are recognized as long-term benefits.

Short-term remuneration
Short-term remuneration to employees is calculated without discounting and recognized as an expense when the related services are received.

Share-savings incentive program
The share-savings incentive program is an equity-settled arrangement and allocated over the vesting period with recognition as personnel costs, and with corresponding recognition directly in equity. The program provides opportunities to receive matching and performance shares. Recognized cost is based on fair value of the share rights at the start of the program. The value of performance shares that depends on the condition for Total Shareholder Return (TSR) is adjusted for the valuation effect of this condition. The recognized cost of the share rights is continuously adjusted to the number expected to be, and that is ultimately, earned, with respect to fulfillment of the employment condition, and to the cash-flow conditions for the relevant performance share rights. The corresponding continuous adjustment is not made with regard to fulfillment of the TSR condition. For more information about share savings-incentive program (LTIP 2015, 2016 and 2017), see Note 7 Employees and personnel expenses.

For social fees payable on the value of the shares earned by program participants, cost and provision is allocated across the vesting period. Recognized cost and provision is based on fair value of the share rights at each reporting date.

Warrants, cash settled
The warrants that were granted to employees in 2014, see Note 7, were in March 2017 reclassified from equity settled to cash settled. The subsequent measurement is accounted for as financial income and expense, see Note 10.

Provisions
A provision differs from other liabilities in that there is uncertainty over the payment date or the size of the amount to settle the provision. A provision is recognized in the balance sheet when there is an existing legal or constructive obligation resulting from a past event, and it is probable that an outflow of economic resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are made at the best estimate of the expenditure required to settle the present obligation on the reporting date. When the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money, and if applicable, the risks associated with the provision.

Income taxes
Income taxes comprise current tax and deferred tax. Income taxes are recognized in profit or loss for the year, except when the underlying transaction is recognized in other comprehensive income or in equity, whereupon the associated tax effect is also recognized in other comprehensive income or in equity.

Current tax is tax payable or recoverable for the current year, using tax rates enacted or substantively enacted as of the reporting date, which also includes adjustments of current tax attributable to earlier periods.

Deferred tax is calculated using the balance sheet method, based on temporary differences between the carrying amounts and tax bases of assets and liabilities. The following temporary differences are not considered: temporary differences arising from the initial recognition of goodwill, initial recognition of assets and liabilities that are not a business combination and that on the transaction date have no impact on the recognized or taxable profit, nor temporary differences attributable to participations in subsidiaries that are not expected to be reversed in the foreseeable future. The measurement of deferred tax is based on how the carrying amounts of assets or liabilities are expected to be realized or settled. Deferred tax is calculated using the tax rates or tax regulations enacted or substantively enacted by the reporting date. Deferred tax assets related to deductible temporary differences and loss carryforwards are only recognized to the extent that management considers it probable that they will be utilized against taxable profits in the coming years. The value of deferred tax assets is reduced when it is no longer considered probable that they can be utilized.

Contingent liabilities
A contingent liability is recognized whenever there is a possible obligation originating from past events and whose existence is confirmed only by one or more uncertain future events, or when there is an obligation not recognized as a liability or provision because it is unlikely that an outflow of resources will be required or cannot be measured with sufficient reliability.

Statement of cash flows

When preparing the statement of cash flows, the indirect method is applied in accordance with IAS 7 Statement of cash flows. In addition to cash and bank flows, cash and cash equivalents includes current investments with a maturity of less than three months from the date of acquisition, for which the conversion to bank balances can be accomplished at an amount known beforehand.

Note 2 Operating segments

The Group operates in a single market, Sweden and is divided in two operating segments, Com Hem and Boxer. The division is based on the Group’s management structure and infrastructure for delivery of services and structure for internal reporting, which is controlled by the Group’s CEO, who has been identified as its chief operating decision-maker.

The operating segment Com Hem offers services to consumers (broadband, digital TV and fixed telephony), B2B (broadband and telephony) and landlords (basic TV offering) via fibreCoax, fibre and LAN. The services to consumers and landlords are mainly delivered to multi-dwelling unit buildings. The B2B services are mainly delivered to small and medium sized enterprises (SMEs). The infrastructure that is the basis for enabling delivery of services to customers is the same for all services in the operating segment. Expenses for distribution (fibre, ducting, etc.) and for operation and servicing of the services are collective. Customers connect to services through a single point in their home.

The operating segment Boxer offers services (digital TV and broadband) to consumers in the SDU market through the Swedish digital terrestrial network provided by Teracom as well as through open networks.

The operating segment information is based on the same accounting principles as for the Group, IFRS. The pricing of intercompany transactions is determined on a commercial basis.

Performances and the business’ earnings are evaluated based on primarily Underlying EBITDA (Earnings before net financial income and expenses, income taxes, depreciation and amortization, and before losses from disposals of non-current assets excluding exchange gains/losses on trade receivables/liabilities and items affecting comparability). Operating segment assets comprise intangible assets, property, plant and equipment, inventories and current receivables. Operating segment liabilities comprise non-current liabilities and provisions.

Investments in intangible and tangible assets include acquisition of property, plant and equipment but excludes the effect of goodwill, intangible assets and property, plant and equipment through acquisitions which are presented separately.

	Jan 1-Dec 31, 2016
SEKm	Com Hem	Boxer[1]	Group
Revenue external	5,218	446	5,665
Operating Profit (EBIT)	849	3	851
Net financial income and expenses			(440)
Income taxes			(94)
Net income for the year			317

Operating Profit (EBIT)	849	3	851
Depreciation & Amortization	1,600	67	1,667
Losses from disposals of non-current assets	4	-
Exchange gains/losses on trade receivables/liabilities	6	1
Items affecting comparability	12	6
-of which redundancy related to reorganization	15	6
-of which insurance indemnity related to previous years	(19)	-
-of which acquisition-related costs	11	-
-of which other miscellaneous costs	5	-
Underlying EBITDA	2,470	78
Investments in intangible and tangible assets	(851)	(42)	(893)
Investments in relation to business combinations	-	(1,705)

1 Boxer was acquired on September 30, 2016. The Group only reported one operating segment 2015, Com Hem.

	Dec 31, 2016
SEKm	Com Hem	Boxer	Eliminations	Group
Operating segment assets	16,605	2,184	(2)	18,787
-of which goodwill	10,899	421	-	11,321
-of which customer relationships	2,527	1,392	-	3,919
Other unallocated assets				470
Total assets				19,256

Operating segment liabilities	2,002	995	(2)	2,995
Other unallocated liabilities				10,760
Total liabilities				13,755

	Jan 1-Dec 31, 2017
SEKm	Com Hem	Boxer[1]	Group
Revenue external	5,431	1,705	7,136
Operating Profit (EBIT)	873	39	912
Net financial income and expenses			(409)
Income taxes			(132)
Net income for the year			371

Operating Profit (EBIT)	873	39	912
Depreciation & Amortization	1,665	277	1,943
Losses from disposals of non-current assets	14	2
Exchange gains/losses on trade receivables/liabilities	(8)	1
Items affecting comparability	58	4
-of which redundancy related to reorganization	36	1
-of which B2B integration costs	29	-
-of which pension debt, closure of plan	(22)	-
-of which onerous contracts	6	-
-of which transaction costs	5	-
-of which other miscellaneous costs	4	3
Underlying EBITDA	2,603	323
Investments in intangible and tangible assets	(963)	(175)	(1,138)

1 Boxer was acquired on September 30, 2016. The Group only reported one operating segment 2015, Com Hem.

	Dec 31, 2017
SEKm	Com Hem	Boxer	Eliminations	Group
Operating segment assets	16,032	2,047	(53)	18,026
-of which goodwill	10,899	421	-	11,321
-of which customer relationships	1,939	1,249	-	3,188
Other unallocated assets				590
Total assets				18,616

Operating segment liabilities	2,226	937	(53)	3,109
Other unallocated liabilities				11,233
Total liabilities				14,342

Note 3 Categories of revenue

Operations cover two operating segments, see Note 2. Consumer, B2B and Landlord services are provided for customers in Sweden.

			Unaudited
Revenue by service	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Total revenue
Consumer	5,992	4,539	3,863
- of which digital TV	3,354	2,277	1,785
- of which broadband	2,232	1,869	1,666
- of which telephony	204	253	304
- of which other	201	140	108
B2B	280	317	311
Network operator	842	777	786
Other	22	32	40
Total	7,136	5,665	5,000

Reclassification of revenue
All revenue derived from securing our connected households, earlier reported separately as “Landlord revenue” for our vertical network as well as income from the Group’s communication operator business (iTUX), previously included within “Other revenue”, has from Q1 2016 been grouped together and reported on the line “Network operator revenue”. In addition, billing fees related to our consumer business, which have earlier also been reported within “Other revenue”, have been reported under “Consumer revenue”. Consumer revenue together with reported unique consumer subscribers will now reconcile with the reported consumer ARPU as ARPU was also previously calculated on this basis. All earlier reported periods have been recalculated in accordance with the above.

Note 4 Business combinations

Business combinations 2015
No business combinations occurred during the 2015 financial year.

Divestments 2015
The dormant subsidiary Com Hem Acquisition AB was divested and wound up during the year, which had a positive impact of SEK 0m on cash and cash equivalents.

Business combinations 2016
Boxer TV-Access AB (”Boxer”)
On June 8, 2016 Com Hem through its wholly owned subsidiary Com Hem Communications AB (merged with its Parent company Com Hem Sweden AB (publ) in 2017) signed an agreement to acquire all shares in Boxer TV-Access AB (“Boxer”) a wholly owned subsidiary of Teracom Boxer Group AB. Boxer is the pay TV operator in the digital terrestrial television (“DTT”) network in Sweden. The fibre expansion in the single dwelling unit (“SDU”) market has over the last years put pressure on Boxer’s customer base. The Com Hem SDU expansion program will enable Boxer to sell market leading bundled broadband- and TV-services to its customer base. The acquisition of Boxer thereby represents a highly attractive opportunity for Com Hem to accelerate its reach in the SDU market. The Boxer brand is included in the transaction and Boxer will continue to operate as part of the Com Hem Group.

At September 1, 2016, the Swedish State approved the acquisition and at September 21, 2016 the Swedish Competition Authority also resolved to approve the acquisition. Completion took place on September 30, 2016 when controlling influence of operations was obtained and the entity was consolidated from that date. The acquisition closed with an Enterprise Value of SEK 1,330m, representing an estimated LTM underlying EBITDA multiple of 4.3x.

The acquisition has been recognized by applying the purchase method, and the table below states the fair value of the acquired assets and liabilities. The acquisition was funded through external borrowings and own cash. No equity instruments were issued in conjunction with the acquisition.

Carrying
amounts in
SEKm	the Group

Intangible assets	1,552
Property, plant and equipment	153
Other current assets	167
Cash and cash equivalents	258
Deferred tax liabilities	(305)
Non-current liabilities	(141)
Other current liabilities	(472)
Net identifiable assets	1,212
Goodwill	421
Purchase price (paid in cash)	1,633
Less cash in acquired business	(258)
Net effect on Group´s cash	1,375

A purchase price allocation has been prepared. The recognized fair value of intangible assets and goodwill was SEK 1,973m of which customer relationships SEK 1,427m, trademark SEK 101m, goodwill SEK 421m and other SEK 24m. The goodwill recognized for the acquisition relates to future revenue from new customers, increased revenue from existing customers through continued growth of the number of services sold per customer, undocumented know-how and technology. No portion of the goodwill amount is expected to be tax deductible.

An existing long-term fixed price transmission network access contract has been measured to a negative fair value of SEK 174m, which will be released over the contract term, ending March 31, 2020. Lower annual price levels will apply as from April 1, 2020 which was negotiated as part of the transaction.

The total consideration for Boxer amounted to SEK 1,633m and the total net cash outflow was SEK 1,375m after deducting acquired cash and cash equivalents of SEK 258m. Acquisition related expenses were SEK 11m and have been recognized as other operating expenses in the income statement.

Boxer is reported as a separate operating segment and contributed, in 2016, with SEK 446m to consolidated revenue and SEK 3m to operating profit since closing of the acquisition.

If the acquisition had been conducted on January 1, 2016, management estimates that the contribution to consolidated revenue would have been SEK 1,833m and the contribution to operating profit would have been SEK 57m.

Business combinations 2017
No business combinations occurred during the 2017 financial year.

Note 5 Other Operating Income

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Exchange gains on trade receivables/liabilities	12	5	7
Recovered trade receivables	8	8	7
Other	14	29	5
Total	34	42	19

Note 6 Other Operating Expenses

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Losses from disposals of non-current assets	(17)	(6)	(9)
Exchange losses on trade receivables/liabilities	(5)	(12)	(15)
Acquisition-related costs	-	(11)	-
IPO transaction costs	-	-	5
Other operating expenses	-	(1)	-
Total	(22)	(30)	(19)

Note 7 Employees and Personnel Expenses

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
	2017	2016	2015

Average number of employees	967	1,047	1,084

			Unaudited
	Dec 31 2017	Dec 31 2016	Dec 31 2015
Board of Directors, excluding employee representatives	5	6	6
Executive Management	6	5	7

Salaries and other compensation, social security expenses and other personnel costs:

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Salaries and remuneration	575	557	558
Social security expenses	212	192	184
Pension expenses	53	60	59
Capitalized work by employees[1]	(154)	(133)	(131)
Other personnel costs	21	20	28
Total personnel expenses	706	696	698

1 Amounts comprise the direct costs of personnel dedicated to working on the development of Product-, IT- and network related projects and are capitalized in according with the company’s accounting policy.

Remuneration and other benefits to executive management

	Jan 1 - Dec 31, 2015 (unaudited)
SEK thousand	Fixed remuneration	Variable remuneration	Other remuneration	Other benefits	Pension- expenses[3]	Recognized expense for share-based incentive programs	Total recognized expense
Board of directors	3,988	-	-	-	-	-	3,988
Executive Management including CEO[2]	16,712	8,277	2,046	479	4,102	732	32,348
Total	20,700	8,277	2,046	479	4,102	732	36,336

	Jan 1 - Dec 31, 2016
SEK thousand	Fixed remuneration	Variable remuneration	Other remuneration	Other benefits	Pension- expenses[3]	Recognized expense for share-based incentive programs	Total recognized expense
Board of directors	3,988	-	-	-	-	-	3,988
Executive Management including CEO[2]	18,862	8,613	-	357	4,262	1,927	34,021
Total	22,850	8,613	-	357	4,262	1,927	38,009

	Jan 1 - Dec 31, 2017
SEK thousand	Fixed remuneration	Variable remuneration	Other remuneration[1]	Other benefits	Pension- expenses[3]	Recognized expense for share-based incentive programs	Total recognized expense
Board of directors	3,838	-	-	-	-	-	3,838
Executive Management including CEO[2]	16,303	9,124	-	254	3,827	3,514	33,022
Total	20,141	9,124	-	254	3,827	3,514	36,860

1 Relates to variable remuneration earned in 2017 to be paid in 2018.
2 6 (7 in 2016 and 7 in 2015) positions, where two persons only received remuneration during three months and six months in 2016, at the end of 2016 5 positions remained. Other remuneration recognized 2015 relates to remuneration in connection with terminated employment.
3 Pension expenses includes pension benefits paid in cash, refer also to remuneration to other Executive Management below.

The number of people in Executive Management amounted to 6 (5 in 2016 and 7 in 2015), at the end of the financial year. Executive Management in 2017 includes the following positions: CEO, CFO, Director of Human Resources, Director of Corporate Communications, CEO of Boxer TV-Access AB and Director of business to consumer.

The Group has no outstanding pension obligations to the current CEO since the pension premiums are paid directly. When the subsidiary Com Hem AB was part of Telia Company AB (publ), the CEO had pension agreements in addition to the ITP plan (supplementary pensions for salaried employees) for the portion of salary exceeding 30 basic amounts, in relation to retirement pensions and family pension. The Group’s outstanding pension obligations for these individuals amounted to SEK 2m (SEK 2m in 2016 and SEK 2m in 2015) at the end of the financial year.

Remuneration to the CEO and other executive management
Guidelines for remuneration to the CEO and other Executive Management
The guidelines for remuneration to the CEO and other Executive Management were adopted by the annual general meeting on March 23, 2017. Proposed guidelines to be approved at the AGM March 21, 2018.

CEO and other Executive Management
Remuneration of the CEO and other Executive Management shall consist of fixed salary, variable short-term incentives (STI) paid annually in cash which are linked to the achievement of Com Hem’s financial targets and individual performance targets, and the long-term share-based incentive program (LTIP 2015, 2016 and 2017), in addition to pension and other customary benefits.

For 2017, the CEO was entitled to a fixed annual salary of SEK 5,497 thousand (excluding holiday premium) and an STI target corresponding to 75% of the latest determined annually fixed salary. In the event that the financial targets set in the budget as well as the individual targets are substantially exceeded, the CEO’s STI can be a maximum of 169% of his fixed salary, subject to Board approval. The retirement age is 65 and every month until the agreed retirement age, the company is to allocate an amount corresponding to 20% of the fixed salary in pension benefits.

For 2017, other Executive Management received an STI target of up to 50% of fixed salary. In the event that the financial targets as well as the individual targets are substantially exceeded, the STI for other Executive Management can be a maximum of 113% of fixed salary. Pension payments to other Executive Management were up to 30% of fixed salary, alternatively, in accordance with ITP (collective pension plans). If approved by the Board, Executive Management who are resident abroad may be offered pension benefits that are paid at a cash amount equivalent to the premium that would otherwise be paid to insurance companies.

Due to special circumstances the Board resolved on a deviation from the guidelines approved at the Annual General Meeting, to approve the Company’s COO, during six months in 2016 (Employment ended June 30, 2016), to receive a monthly, non-pensionable additional payment, corresponding to his fixed monthly salary level as a result of an ongoing renegotiation of his employment contract and for the company to be able to find a suitable replacement of the position.

Notice period
The company and the CEO have a mutual 12-month notice period. According to the CEO’s employment contract, the CEO is not entitled to severance pay if the company terminates his employment. However, there is a non-compete clause entitling the CEO to a maximum of 60% of fixed salary per month (subject to reduction for other income) if the CEO does not find a new assignment within 12 months of receiving notice.

For the termination of other Executive Management, a maximum notice period of 12 months applies. Upon resignation, a notice period of 3-12 months applies.

Share-based incentive program
Warrants
The EGM of June 3, 2014 resolved on two incentive programs for Executive Management, key employees and Board members. 12 persons chose to participate in the program whereof 7 still participated at the end of 2017. At program start the programs comprised a total of 2,474,546 issued and paid warrants per program. The warrants were issued in June 2014 at a market value of SEK 10m, which was paid in cash, each warrant entitles the holder to subscribe for one share. The first program expired in June 2017 and in accordance with the resolution by the AGM at March 23, 2017, Com Hem in April repurchased the warrants for a total of SEK 94m, of which SEK 78m was repurchased from related parties. The second program expiring in June 2018 and according to their terms, the warrants may be exercised to subscribe for shares during three months before they expire at a subscription price corresponding to SEK 78.94 per share. If a shift in controlling ownership (as defined in the terms of the warrants) occurs during the tenor of the warrants, the warrants may be used immediately to subscribe for new shares at a recalculated subscription price. In accordance with a resolution by the 2017 AGM, the Company gave an offer to repurchase warrants from the holders of series 2014/2018 (the second program) during the period that commences on the day for publication of the interim report for the first quarter 2018, up and until the day that occurs twelve trading days before the commencement of the so called closed period before the publication of the interim report for the second quarter 2018 for a consideration on market terms, equivalent of the Company’s share price, calculated as the volume-weighted average share price ten trading days following the day of tender, with deduction of the warrant’s subscription price. An independent valuation firm shall calculate the consideration.  Following the resolution of the 2017 AGM, both programs have been reclassified as cash settled programs, resulting in a reclassification of SEK 109 million from equity to liabilities corresponding to the fair value based on the current share price. The company has reserved the right to repurchase warrants if a participant’s employment or position in the Group cease or if a participant wishes to reassign the warrants. In addition to the above mentioned repurchase of warrants of SEK 94m in connection with the expiry of the first warrant program Com Hem has since the beginning of the programs repurchased 185,240 warrants per program corresponding to a market value of about SEK 2.2m in connection to the option holders employment in the Group ended. Outstanding warrants at the end of 2017 amounted to 2,289,306.

Share-savings incentive programs
The 2015, 2016 and 2017 AGM adopted the Board’s proposal to introduce long-term share savings incentive programs LTIP 2015, LTIP 2016 and LTIP 2017. All three LTIP has in all material respects similar conditions. The aim of incentive programs is to strengthen opportunities for retaining and recruiting key employees. The three LTIP are therefore intended for Executive Management and other key employees in the Group. Before the program commences, employees are required to make a personal investment in shares – Savings Shares – in Com Hem Holding AB. The qualification period for LTIP 2015 is June 1, 2015 until May 31, 2018 and for LTIP 2016 April 1, 2016 until March 31, 2019 and for LTIP 2017 April 1, 2017 until March 31, 2020. After this period, and under certain conditions, the participants are entitled to receive one Matching Share for each Savings Share, plus additional shares in the form of Performance Shares. To be eligible for awards of Matching Shares and Performance Shares, the participant must continue to be employed by the Group, and not resign, throughout the entire qualification period until the award, and retain all Savings Shares during this period. Matching Share awards are subject to a positive Total Shareholder Return (TSR) performance in absolute terms over the qualification period. TSR refers to the total return of the Com Hem share, including reinvested dividends during the qualification period. For allotment of Performance Shares, see below. Both Matching Shares and Performance Shares are awarded to the participant without payment of any consideration. The value of Matching Shares and Performance Shares is based on the average share price at the grant date, less anticipated dividends, approximately SEK 74 per share option for LTIP 2015 and approximately SEK 74 per share option for LTIP 2016 and approximately SEK 108 per share option for LTIP 2017. Performance Shares subject to the market condition (TSR) are measured at 50% of this value, approximately SEK 37 per share option for LTIP 2015 and approximately SEK 37 per share option for LTIP 2016 and approximately SEK 54 per share option for LTIP 2017.

LTIP 2015
No. of participants who are still employed	18
No. of savings shares	31,662
No. of Matching Shares awarded	1
Max. no. of Matching Shares	31,662
No. of Performance Shares awarded	2-6
Max. no. of Performance Shares	123,288
Maturity date	May 31, 2018

Outstanding share rights in share-savings incentive program (LTIP 2015):

			Performance
		Performance	share rights,
	Matching	share rights,	cash flow
	share rights	TSR condition	condition
At beginning of 2015	-	-	-
Share rights awarded	43,596	101,293	67,529
Share rights forfeited	(2,860)	(6,144)	(4,096)
At year-end 2015	40,736	95,149	63,433
Share rights forfeited	(4,014)	(11,072)	(7,382)
At year-end 2016	36,722	84,077	56,051
Share rights forfeited	(5,060)	(10,104)	(6,736)
At year-end 2017	31,662	73,973	49,315

LTIP 2016
No. of participants who are still employed	29
No. of savings shares	48,450
No. of Matching Shares awarded	1
Max. no. of Matching Shares	48,450
No. of Performance Shares awarded	2-6
Max. no. of Performance Shares	179,393
Maturity date	March 31, 2019

Outstanding share rights in share-savings incentive program (LTIP 2016):

			Performance
		Performance	share rights,
	Matching	share rights,	cash flow
	share rights	TSR condition	condition
At beginning of 2016	-	-	-
Share rights awarded	56,132	120,453	80,302
Share rights forfeited	-	-	-
At year-end 2016	56,132	120,453	80,302
Share rights forfeited	(7,682)	(12,817)	(8,545)
At year-end 2017	48,450	107,636	71,757

LTIP 2017
No. of participants who are still employed	36
No. of savings shares	46,981
No. of Matching Shares awarded	1
Max. no. of Matching Shares	46,981
No. of Performance Shares awarded	2-6
Max. no. of Performance Shares	166,992
Maturity date	March 31, 2020

Outstanding share rights in share-savings incentive program (LTIP 2017):

			Performance
		Performance	share rights,
	Matching	share rights,	cash flow
	share rights	TSR condition	condition
At beginning of 2017	-	-	-
Share rights awarded	49,001	104,203	69,469
Share rights forfeited	(2,020)	(4,008)	(2,672)
At year-end 2017	46,981	100,195	66,797

Accounting effects of share-based remuneration LTIP 2015 -2017

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Cost attributable to equity-settled incentive programs, excluding social fees	9	4	1
Cost attributable to cash settled incentive programs, excluding social fees	91	-	-
	100	4	1

	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Liabilities for cash settled incentive programs	106	-	-

Target achievements LTIP 2015-2017
Based on a recommendation from the Remuneration Committee, the Board has defined performance targets in terms of relative Total Shareholder Return (TSR) and cash flow that must be met during the measurement period if program participants are to receive Performance Share awards.

The industry peer group for relative TSR (60% of the Performance Shares) includes eleven international companies, including Nordic telecom and cable companies. The peer group included the following companies: Liberty Global, Telenet, Altice, Telia Company, Tele2, Modern Times Group MTG, TDC, Comcast and Charter for LTIP 2015-2016, for LTIP 2017 the peer group also included Tele Columbus and Euskaltel. The peer group may be adjusted if any of the companies become delisted or undergo other significant changes that disqualify them from being part of the peer group. To be eligible for Performance Share awards, Com Hem must achieve the peer group median (resulting in a 30% award) and for maximum award, Com Hem must perform better than 90% of the peer group. Between these two percentiles, the award increases on a linear basis. The measurement period is from May 2015 until May 2018 for LTIP 2015 and April 2016 until March 2019 for LTIP 2016 and April 2017 until March 2020 for LTIP 2017.

The performance criterion for cash flow (40% of the Performance Shares) is measured on a cumulative basis over the 2015-2017 financial years for LTIP 2015 and 2016-2018 financial years for LTIP 2016 and 2017-2019 financial years for LTIP 2017, based on the audited consolidated financial statements for the consolidated Com Hem Group. The Board determines appropriate targets for cash flow (defined as cash flow excluding financing activities) for all years, based on the company’s business plan and in line with the company’s financial guidance of mid-single-digit growth of underlying EBITDA, and total capex of SEK 1-1.1bn per year. To be eligible for Performance share awards, Com Hem must achieve 90% of the cumulative target for the 2015-2017 (LTIP 2015), 2016-2018 (LTIP 2016) and 2017-2019 (LTIP 2017) financial years (resulting in a 30% award), and for maximum award, cumulative cash flow must be 110% of the cumulative target.

Accelerated vesting of LTIP 2016 and 2017 due to merger
At January 9, 2018, the Board of Com Hem has decided that at completion of the merger with Tele2, its intention is to accelerate vesting of LTIP 2016 and LTIP 2017 and to offer the Participants cash for the value in each program (pro rata for the time incurred in respective program), provided the ongoing merger between the company and Tele2 AB (publ) is implemented.

Note 8 Fees and Reimbursements to Auditors

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
KPMG AB
Audit assignments	2	2	2
Other assignments	-	-	1
Total	2	2	3

Note 9 Operating Expenses by Nature

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Personnel expenses	(706)	(696)	(698)
Depreciation and amortization	(1,943)	(1,667)	(1,545)
Cost of production of services	(2,718)	(1,798)	(1,468)
Cost of goods sold	(32)	(27)	-
Sales and marketing expenses	(311)	(273)	(223)
Acquisition-related costs	-	(11)	-
IPO transaction costs	-	-	5
Other operating expenses	(514)	(341)	(347)
Total	(6,224)	(4,813)	(4,276)

Other operating costs include consulting fees and IT costs. The increase in operating expenses in 2017 was mainly due to Boxer being included in the Group from September 30, 2016.

Note 10 Net Financial Income and Expenses

			Unaudited
SEKm	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
Financial Income	2017	2016	2015
Interest income
- loans and receivables	3	3	3
Foreign exchange gains, net	-	-	86
Total	3	3	88

			Unaudited
SEKm	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
Financial Expenses	2017	2016	2015
Interest expenses
- financial liabilities measured at amortized cost[1]	(301)	(421)	(590)
- interest coupon on derivatives	-	-	(40)
- defined benefit pension commitments[2]	(7)	(6)	(6)
Change in fair value
- profit or loss (derivatives)	-	-	(39)
Remeasurement of cash settled warrants	(91)	-	-
Other financial expenses	(14)	(16)	(18)
Total	(413)	(443)	(693)

Total net financial income and expenses	(409)	(440)	(605)

1 The “Financial liabilities measured at amortized cost” item above includes non-recurring costs pertaining to allocated borrowing costs of SEK 1m (SEK 29m in 2016 and SEK 36m in 2015) related to the repayment of bank loans and bonds with an original amortization period until 2017, and redemption premiums on bonds totaling nil (SEK 66m in 2016 and SEK 92m in 2015).
2 Interest income and interest expenses on plan assets are netted from 2016. Figures for the comparison year 2015 have been restated.

Note 11 Income taxes

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Current tax
Income taxes for the period	-	3	-
	-	3	-
Deferred tax
Deferred tax on capitalized loss carryforwards	(300)	(225)	(150)
Deferred tax relating to temporary differences	169	127	123
Total deferred tax	(132)	(98)	(27)
Total recognized tax in the Group	(132)	(94)	(27)
Reconciliation of Effective Tax

						Unaudited
	Jan 1 - Dec 31		Jan 1 - Dec 31			Jan 1 - Dec 31
SEKm	%	2017	%	2016	%	2015
Result before tax		503		411		119
Tax according to the current tax rate for the Parent Company	22.0%	(111)	22.0%	(91)	22.0%	(26)
Non-taxable income		-		-		1
Non-deductable expenses		(21)		(4)		(1)
Recognized effective tax	26.2%	(132)	22.9%	(94)	22.6%	(27)

Tax attributable to Other comprehensive income

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Actuarial gains/losses, before tax	(4)	(59)	75
Tax attributable to actuarial gains/losses	1	13	(16)
Total	(3)	(46)	58

Deferred Tax Assets and Liabilities

Recognized deferred tax assets and liabilities
Deferred tax assets (+) tax liabilities (–) relate to the following:

							Unaudited
	Dec 31, 2017			Dec 31, 2016			Dec 31 2015
	Deferred	Deferred		Deferred	Deferred		Deferred	Deferred
	tax	tax		tax	tax		tax	tax
SEKm	assets	liabilities	Net	assets	liabilities	Net	assets	liabilities	Net
Non-current
intangible assets	5	(879)	(874)	6	(1,047)	(1,042)	7	(851)	(844)
Property, plant
and equipment	—	(7)	(7)	4	(20)	(16)	3	(5)	(2)
Trade receivables	3	—	3	4	—	4	2	—	2
Prepaid expenses	1	—	1	5	—	5	—	—	—
Provisions	80	—	80	86	—	86	35	—	35
Financial liabilities	1	—	1	6	—	6	13	—	13
Current liabilities	2	—	2	4	—	4	1	—	1
Tax allocation reserve	—	—	—	—	(10)	(10)	—	—	—
Other	3	—	3	1	—	1	—	—	—
Loss carryforwards	36	—	36	337	—	337	561	—	561
Tax receivables/
liabilities	131	(886)	(755)	453	(1,078)	(624)	622	(856)	(234)
Set-off	(131)	131	—	(453)	453	—	(622)	622	—
Net tax receivables/
liabilities	—	(755)	(755)	—	(624)	(624)	—	(234)	(234)

It is management’s assessment that the reported tax losses will be utilized against taxable profits in 2018.

Changes in deferred tax on temporary differences and loss carry-forwards

			Recognized
		Recognized in	in other
	Jan 1	profit or	comprehensive
SEKm (unaudited)	2015	loss	income	Other[1]	Dec 31, 2015
Non-current intangible assets	(973)	132	-	(2)	(844)
Property, plant and equipment	(4)	3	-	(1)	(2)
Trade receivables	1	1	-	-	2
Provisions	49	2	(16)	-	35
Financial liabilities	15	(5)	-	3	13
Derivatives	(9)	9	-	-	-
Current liabilities	1	-	-	-	1
Tax allocation reserve	(1)	1	-	-	-
Other	19	(19)	-	-	-
Loss carryforwards	713	(150)	-	(1)	561
Total	(190)	(27)	(16)	(1)	(234)

			Recognized
		Recognized in	in other
	Jan 1	profit or	comprehensive
SEKm	2016	loss	income	Other[1]	Dec 31, 2016
Non-current intangible assets	(844)	139	-	(336)	(1,042)
Property, plant and equipment	(2)	3	-	(17)	(16)
Trade receivables	2	1	-	1	4
Prepaid expenses	-	1	-	5	5
Provisions	35	1	13	39	86
Financial liabilities	13	(7)	-	-	6
Current liabilities	1	-	-	4	4
Tax allocation reserve	-	(10)	-	-	(10)
Other	-	1	-	-	1
Loss carryforwards	561	(225)	-	-	337
Total	(234)	(98)	13	(305)	(624)

			Recognized
		Recognized in	in other
	Jan 1	profit or	comprehensive
SEKm	2017	loss	income	Other	Dec 31, 2017
Non-current intangible assets	(1,042)	167	-	-	(874)
Property, plant and equipment	(16)	9	-	-	(7)
Trade receivables	4	(1)	-	-	3
Prepaid expenses	5	(5)	-	-	1
Provisions	86	(8)	1	-	80
Financial liabilities	6	(5)	-	-	1
Current liabilities	4	(2)	-	-	2
Tax allocation reserve	(10)	10	-	-	-
Other	1	2	-	-	3
Loss carryforwards	337	(300)	-	-	36
Total	(624)	(132)	1	-	(755)

1 The item ‘Non-current intangible assets’ in the Other column above for 2016 mainly refers to deferred tax liabilities resulting from business combinations. The “Loss carryforwards” item in the Other column above for 2015 pertains to deferred tax related to share issue expenses recognized in equity.

Note 12 Intangible assets

	Externally acquired
		Customer
SEKm (unaudited)	Goodwill	relations[1]	Trademark	Other[3]	Total
Accumulated cost
At beginning of year 2015	10,899	5,457	691	2,008	19,055
Capital expenditure[2]	—	—	—	392	392
Divestments and disposals	—	—	—	(25)	(25)
At year-end 2015	10,899	5,457	691	2,374	19,422

Accumulated amortization and impairment
At beginning of year 2015	—	(1,791)	—	(1,223)	(3,014)
Amortization for the year	—	(569)	—	(411)	(979)
Divestments and disposals	—	—	—	23	23
At year-end 2015	—	(2,359)	—	(1,611)	(3,970)

Carrying Amount
at year-end 2015	10,899	3,097	691	764	15,451

	Externally acquired
		Customer
SEKm	Goodwill	relations[1]	Trademark	Other[3]	Total
Accumulated cost
At beginning of year 2016	10,899	5,457	691	2,374	19,422
Business Combinations	421	1,427	101	47	1,996
Capital expenditure[2]	—	—	—	396	396
Divestments and disposals	—	—	—	(45)	(45)
At year-end 2016	11,321	6,884	792	2,772	21,769

Accumulated amortization and impairment
At beginning of year 2016	—	(2,359)	—	(1,611)	(3,970)
Business Combinations	—	—	—	(23)	(23)
Amortization for the year	—	(606)	—	(450)	(1,056)
Divestments and disposals	—	—	—	45	45
At year-end 2016	—	(2,965)	—	(2,039)	(5,004)

Carrying Amount
at year-end 2016	11,321	3,919	792	734	16,765

	Externally acquired
		Customer
SEKm	Goodwill	relations[1]	Trademark	Other[3]	Total
Accumulated cost
At beginning of year 2017	11,321	6,884	792	2,772	21,769
Capital expenditure[2]	—	—	—	502	502
Divestments and disposals	—	—	—	(64)	(64)
At year-end 2017	11,321	6,884	792	3,210	22,207

Accumulated amortization and impairment
At beginning of year 2017	—	(2,965)	—	(2,039)	(5,004)
Amortization for the year	—	(731)	—	(518)	(1,249)
Divestments and disposals	—	—	—	61	61
At year-end 2017	—	(3,696)	—	(2,496)	(6,192)

Carrying Amount
at year-end 2017	11,321	3,188	792	714	16,014

1 The remaining useful life for customer relations is considered approximately 2-12 years at the end of 2017.
2 Capital expenditure (capex) includes non-current assets financed through finance leases of SEK nil (SEK nil in 2016 and SEK 10m in 2015), see Note 26.
3 The Other column above mainly comprises capitalized development expenses of SEK 1,733m (SEK 1,463m in 2016 and SEK 1,239m in 2015) and investments in licenses and acquisition costs for subscriptions totaling SEK 1,137m (SEK 962m in 2016 and SEK 769m in 2015). Of total acquisition costs of SEK 3,210m (SEK 2,772m in 2016 and SEK 2,374m in 2015), SEK 2,898m (SEK 2,537m in 2016 and SEK 2,193m in 2015) were externally acquired and SEK 312m (SEK 235m in 2016 and SEK 182m in 2015) internally generated.

All intangible assets, except goodwill and trademark with indefinite useful lives, are amortized. The trademark represents “Com Hem” (SEK 691m) and “Boxer” (SEK 101m) which are included in the respective operating segment assets. The company management is of the opinion that these trademarks are to be used for an indefinite period. For further information on depreciation, amortization and impairment see Note 1.

Amortization

Amortization is included in the following functions of the income statement:

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Cost of services sold	304	277	237
Selling expenses	944	779	742
Total	1,249	1,056	979

Impairment testing
All cash-generating units are tested for impairment. A cash-generating unit comprises an operating segment, which in 2017 and 2016 was Com Hem and Boxer, see further in Note 2 operating segment. Carrying value for impairment testing corresponds to the consolidated value of each operating segment, whereof goodwill corresponding SEK 10,899m in operating segment Com Hem and SEK 421m in operating segment Boxer.

The test is based on calculating value in use. The key assumptions are sales growth, changes in EBITDA margin, the discount rate (Weighted Average Cost of Capital) and the growth in terminal value in free cash flow. Value in use consists of the present value of future cash flow. This value is based on cash flow forecasts based on a five-year business plan approved by the Executive Management Team and the Board of Directors.

The forecasts for sales growth are based on estimates of market penetration for each service and estimated market shares over time. This is based on both external and internal market analyses, and on comparisons with other cable TV operators and telecom companies. Estimated ARPU (average revenue per unit) is based partly on the Group´s product strategies and partly on external information. EBITDA margin forecasts are based on expected gross margin and revenue mix.

2015	Group
Forecast period	5 years
Growth after forecast period	2%
WACC after taxes	8.10%
WACC before taxes	9.87%

	Operating	Operating
	segment	segment
2016	Com Hem	Boxer
Forecast period	5 years	5 years
Growth after forecast period	2%	2%
WACC after taxes	7.32%	10.30%
WACC before taxes	8.84%	13.92%

	Operating	Operating
	segment	segment
2017	Com Hem	Boxer
Forecast period	5 years	5 years
Growth after forecast period	2%	2%
WACC after taxes	7.27%	10.12%
WACC before taxes	8.81%	12.45%

The conclusion of the aforementioned impairment test is that the recoverable amount exceeded the carrying amount at year-end. In the opinion of Management and the Board, no reasonably possible changes to the relevant key assumptions listed would reduce the recoverable amount to a value that is lower than the carrying amount.

Note 13 Property, plant and equipment

			Machinery
			equipment
	Production	Customer	and
SEKm (unaudited)	facility	equipment	computers	Total
Accumulated cost
At beginning of year 2015	6,729	1,246	443	8,418
Capital expenditure[1]	240	341	18	599
Divestments and disposals	(2)	(107)	(19)	(127)
At year-end 2015	6,968	1,480	443	8,891

Accumulated amortization and impairment
At beginning of year 2015	(5,852)	(667)	(394)	(6,913)
Amortization for the year	(298)	(242)	(25)	(566)
Divestments and disposals	1	107	13	120
At year-end 2015	(6,150)	(803)	(407)	(7,360)

Carrying amount
at year end 2015	818	677	36	1,531

			Machinery,
			equipment
	Production	Customer	and
SEKm	facility	equipment	computers	Total
Accumulated cost
At beginning of year 2016	6,968	1,480	443	8,891
Business Combinations	-	276	0	276
Capital expenditure[1]	229	232	38	499
Divestments and disposals	(1)	(152)	(37)	(190)
At year-end 2016	7,196	1,836	444	9,476

Accumulated amortization and impairment
At beginning of year 2016	(6,150)	(803)	(407)	(7,360)
Business Combinations	-	(123)	-	(123)
Amortization for the year	(291)	(299)	(21)	(611)
Divestments and disposals	-	147	35	183
At year-end 2016	(6,441)	(1,078)	(393)	(7,912)

Carrying amount
at year-end 2016	755	758	51	1,564

			Machinery,
			equipment
	Production	Customer	and
SEKm	facility	equipment	computers	Total
Accumulated cost
At beginning of year 2017	7,196	1,836	444	9,476
Capital expenditure[1]	387	233	17	636
Divestments and disposals	(7)	(304)	(4)	(315)
At year-end 2017	7,576	1,765	456	9,798

Accumulated amortization and impairment
At beginning of year 2017	(6,441)	(1,078)	(393)	(7,912)
Depreciation for the year	(287)	(386)	(20)	(694)
Divestments and disposals	-	298	2	301
At year-end 2017	(6,727)	(1,165)	(411)	(8,304)

Carrying amount
at year-end 2017	848	600	45	1,493

1 Capital expenditure (capex) includes non-current assets financed through finance leases of SEK nil (SEK nil in 2016 and SEK 5m in 2015), see Note 26.

Depreciation
Depreciation is included in the following functions of the income statement:

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Cost of services sold	673	590	541
Selling expenses	1	-	-
Administrative expenses	20	22	25
Total	694	611	566

Note 14 Inventories

Inventories consist primarily of equipment for upgrading the Group’s cable network and hardware for sale. Impairment of SEK 1m (SEK nil in 2016 and SEK nil in 2015) was made during 2017.

Note 15 Trade Receivables

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Invoiced receivables	211	176	129
Provision for doubtful debts	(14)	(16)	(8)
Total	197	159	121
Invoiced receivables are due as follows:
Not overdue	86	24	19
1-30 days overdue	100	125	87
31-60 days overdue	9	8	17
61-90 days overdue	4	4	3
91 and more days overdue	11	14	4
Total	211	176	129

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Provision for doubtful trade receivables at beginning of year	(16)	(8)	(5)
New provisions	(9)	(4)	(6)
Provisions from business combinations	-	(9)	-
Utilization of provisions during the period	15	8	4
Reversal of unutilized provisions	(4)	(3)	(1)
Total	(14)	(16)	(8)

See Note 25 for a description of the Group’s credit risks.

Note 16 Prepaid Expenses and Accrued Income

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Prepaid support expenses	36	33	29
Prepaid leases	14	16	27
Accrued income	115	83	64
Other prepaid expenses	87	74	43
Total	252	206	163

Note 17 Cash and Cash Equivalents

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Cash and bank balances	590	470	743
Total	590	470	743

The Group has a granted bank overdraft facility of SEK 400m (SEK 400m in 2016 and SEK 125m in 2015), of which SEK nil (SEK nil in 2016 and SEK nil in 2015) was utilized as of December 31, 2017. For information on other available credit facilities, see Note 25.

Note 18 Equity

Change in	Total number
no. of shares	of shares
No. of registered shares
Jan 1, 2015[1]	207,529,597
Redemption of shares	(886,221)
No. of registered
shares Dec 31, 2015	206,643,376
Repurchased shares held
by Com Hem	(9,645,123)
No. of outstanding
shares Dec 31, 2015[1]	196,998,253
[1] Unaudited
No. of registered shares
Jan 1, 2016	206,643,376
Cancellation of shares	(17,692,736)
No. of registered
shares Dec 31, 2016	188,950,640
Repurchased shares held
by Com Hem	(3,740,455)
No. of outstanding
shares Dec 31, 2016	185,210,185

No. of registered shares
Jan 1, 2017	188,950,640
Cancellation of shares	(7,179,826)
No. of registered
shares Dec 31, 2017	181,770,814
Repurchased shares held
by Com Hem	(3,537,345)
No. of outstanding
shares Dec 31, 2017	178,233,469

Equity instruments with potential dilutive effect
The company has issued warrants and three share-savings incentive programs, LTIP 2015, LTIP 2016 and LTIP 2017, which may increase the number of shares outstanding. For more information about outstanding warrants and LTIP, see Note 7 Employees and personnel expenses, and Note 33.

Share capital
At December 31,2017, the registered share capital was SEK 206,601,513.01 corresponding to 181,770,814 shares. The quota value per share was about SEK 1.14. Each share equals one vote. According to the Articles of Association, share capital shall be a minimum of SEK 100,000,000 and a maximum of SEK 400,000,000.

Other paid-in capital
Refers to equity contributed by the owners. This includes premiums paid in connection with new issues.

Retained earnings including net result for the year
Retained earnings including net result for the year include profit earned in the Parent Company and its subsidiaries.

Share repurchases and redemption
At the Annual General Meeting on May 19, 2016 and at the Annual General Meeting on March 23, 2017 the Board of Directors was given the mandate to until the end of the next Annual General Meeting, on one or more occasions, resolve on buy backs of shares to such extent that the Company’s holding at any time does not exceed a tenth of the total number of shares in the Company. The buy backs were carried out in accordance with the Market Abuse Regulation (EU) No 596/2018 (“MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “Safe Harbour Regulation”). The buy backs are managed by credit institutions that make their trading decisions regarding Com Hem’s shares independently of, and without influence by, Com Hem with regard to the timing of the repurchases. During 2017, 6,976,716 shares were repurchased corresponding to 3.8% of the total number of registered shares as of December 31, 2017, to a total value of SEK 770m.

	No. of repurchased		Average price per
Repurchased treasury shares	shares	SEKm	share,
Treasury shares at beginning of year 2015[1]	-	-	-
Programs according to MAR/Safe Harbour	8,545,460	632	74
Block trades	1,099,663	80	72
Treasury shares at end of year 2015[1]	9,645,123	711	74
Programs according to MAR/Safe Harbour	11,588,068	874	75
Block trades	200,000	14	71
Cancellation of shares	(17,692,736)	-	-
Treasury shares at end of year 2016	3,740,455	888	75
Programs according to MAR/Safe Harbour	6,976,716	770	110
Cancellation of shares	(7,179,826)	-	-
Treasury shares at end of year 2017	3,537,345	770	110

1 Unaudited

Note 19 Interest-bearing Liabilities

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Non-current liabilities
Bond loans	3,957	3,948	2,463
Non-current liabilities to credit institutions	6,147	6,229	6,667
Finance lease liabilities[1]	-	3	20
Total	10,104	10,180	9,151

1 See Note 26 for information.

At the end of 2017, the Group had two outstanding notes maturing June 23, 2021 and February 25, 2022, respectively. The notes are listed on Nasdaq Stockholm and amount to SEK 1,750m and SEK 2,250m, respectively with a coupon rate of 3.625% and 3.5%, respectively.

In September, the Group through its wholly owned subsidiary Com Hem Sweden AB (publ) issued commercial papers of SEK 900m, which is short term funding fully backed up by an undrawn amount on the long term revolving credit facility.

Non-current liabilities to credit institutions accrue interest at STIBOR plus a margin of 1.5-2.25% at the end of 2017.

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Current liabilities
Commercial papers	900	-	-
Current liabilities to credit institutions	-	500	500
Finance lease liabilities[1]	3	17	28
Total	903	517	528

1 See Note 26 for information.

Commercial papers runs with a fixed interest rate.

Loan covenants
The loan facilities with credit institutions are conditional on the Group continually meeting specified financial key metrics, referred to as the covenant. The covenant is consolidated net debt (interest-bearing liabilities, excluding borrowing costs, less cash and cash equivalents) in relation to consolidated underlying EBITDA LTM (EBITDA before disposals excluding items affecting comparability and operating currency gains/losses last twelve months) in Com Hem Sweden AB (publ) with subsidiaries.

In addition, there are provisions and limitations in loan agreements for the credit facilities with credit institutions and the bond loans regarding further debt gearing, guarantee commitments and pledging, material changes to operating activities, as well as acquisitions and divestments. At December 31, 2017, 2016 and 2015, the conditions had been met by a solid margin.

Note 20 Pension Provisions

Pension plans
The Group has a number of both defined-contribution and defined-benefit pension plans, with an increasing number of employees being gradually covered by defined-contribution plans, rather than the defined-benefit pension plans that are presented below. Com Hem AB and Boxer TV-Access AB apply collective bargaining, and therefore offer pension benefits to all employees under the ITP plan, while Phonera Företag AB and iTUX Communication AB are not bound by collective agreements, and therefore offer pension benefits based on individual contribution-based pension agreements.

The ITP is an individual occupational pension plan for employees and serves as a complement to the Swedish national pension system. The ITP plan is divided into ITP 1 and ITP 2. ITP 1 is a defined-contribution pension plan applicable to employees born in 1979 or later with continuous premiums paid to external insurance companies based on the employee’s pensionable income. ITP 2 is a defined-benefit plan applicable to employees born in 1978 or earlier. The defined-benefit plans are exposed to actuarial risks such as longevity risk, interest rate risk, and investment risk. An employee with a pension plan according to ITP 1 takes the full responsibility for his or hers future retirement pension. The level of the retirement pension will amongst others depend on the salary level, for how many years the employee has been connected to the ITP plan and how she or he has chosen to invest the pension contribution paid by the employer, which implies that the employee takes the full financial risk for the level of the future retirement pension. An employee with retirement pension according the ITP 2 pension plan does not take the financial risk for his or her future level of retirement pension. ITP 2 is a defined-benefit pension plan where the level of the employees future retirement is determined in advance but not the level of the premiums to be paid by the employer.

In addition to the ITP 2 defined-benefit plan, there are also smaller defined-benefit pension plans for former CEOs (management pension) and a conditional early retirement plan, see also below.

ITP/PRI
Com Hem is affiliated with PRI Pensionsgaranti, and the company’s obligations under the ITP 2 plan is recognized as a liability in the balance sheet in relation to retirement pension earned until February 2017, thereafter the plan is closed for new entries and premiums are paid to Alecta, while those parts pertaining to family pension are as before secured through premiums to Alecta, see below. The retirement pension under ITP 2 is based on a certain percentage of the employee’s salary on the date of retirement. It is also possible for employees covered by ITP 2 who earn more than 10 income base amounts to opt out of certain defined-benefit elements and make them defined-contribution, known as alternative ITP. Com Hem AB and Boxer TV-Access AB has employees linked to both the ITP 1 and the ITP 2.

For companies affiliated with PRI Pensionsgaranti, the company’s obligations under the ITP plan’s retirement pension are recognized as a liability in the balance sheet. This method of financing requires that credit insurance is taken out with the insurer PRI Pensionsgaranti. The credit insurance with PRI Pensionsgaranti, a mutual insurance company, enables the company to hold insurance capital in the business operations rather than paying premiums to an insurance company. All companies with credit insurance have a mutual liability that does not exceed 2% of the company’s pension commitments, and that is recognized as a contingent liability. Should the company become insolvent, the employees’ pensions are guaranteed. PRI Pensionsgaranti also calculates the value of the employees’ pensions and administrates the pension payments.

For family pensions, the ITP 2 plan’s defined-benefit pension obligations for salaried employees is secured through insurance in Alecta. According to the Financial Reporting Board’s statement UFR 10, Classification of ITP plans financed by insurance in Alecta, this is a defined-benefit multi-employer plan. For the 2017 financial year, the company has had no access to information regarding its proportionate share of the plan’s commitments, plan assets and expenses. Consequently, it was not feasible to account for the plan as a defined-benefit plan. The ITP 2 pension plan, which is secured through insurance in Alecta, was therefore recognized as a defined-contribution plan. The premium for the defined-benefit family pension is individually calculated and based on, for example, salary, previously earned pension, expected remaining period of service and assumptions about interest rates, longevity, operating costs and policyholder tax.

The collective funding ratio is the market value of Alecta assets as a percentage of insurance commitments and is calculated according to Alecta’s actuarial methods and assumptions. These are noted to not comply with IAS 19. The collective consolidation level is typically permissible to vary between 125–155%. If the Alecta collective consolidation level is less than 125% or greater than 155%, measures shall be taken in order to create the conditions for the consolidation level to return to a normal range. A low consolidation level can serve as an indication to raise the agreed price for new, and/or the expansion of existing benefits. A high consolidation level can serve as an indication to introduce premium reductions. At the end of 2017, Alecta’s surplus in terms of the preliminarily calculated collective funding ratio was 154% (148% in 2016 and 153% in 2015). There is currently no framework in place to handle any deficit that should arise. In the first instance, losses will be borne by Alecta’s collective capital and thus will not lead to increased costs through higher contractual premiums. There are no guidelines stipulating how any surpluses or deficits shall be distributed in the settlement of the plan or the company’s withdrawal from the plan.

In 2017, Com Hem paid contributions of SEK 36m (SEK 20m in 2016 and SEK 18m in 2015) for pension insurance in Alecta, the increase is mainly due to the closing for new entries in the ITP 2-plan mentioned above. For 2018 the contributions are expected to reach SEK 38m. The amounts refer to the above described family pensions under ITP 2 and premiums under ITP 1 as well as premiums under ITP2 from March 2017 and onwards.

Expenses recognized in net result for the year

			Unaudited
SEKm	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
Pension Expense	2017	2016	2015
Defined-benefit plans
Expenses for pensions earned in the period	2	12	13
Interest expenses	7	6	6
Expense, defined-benefit plans	9	18	19
Expense, defined-contribution plans	72	50	46
Special employer’s contribution	17	12	13
Total expense for post-employment remuneration	97	80	78

Expense for defined-benefit plans is recognized in the following income statement items:
Administrative expenses	2	12	13
Financial expenses	7	6	6
Expense, defined-benefit plans	9	18	19

Actual return on plan assets	9	9	4

Expenses recognized in other comprehensive income
Revaluations
Actuarial gain (+) /loss (-)	(9)	(62)	74
Difference between actual return and return under
the discount rate on plan assets	4	4	-
Recognized in other comprehensive income, net	(4)	(59)	75

Defined-benefit pension plans

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Defined-benefit commitments and value of plan assets
Full or partly funded commitments
Present value of defined-benefit commitments	400	406	326
Fair value of plan assets	(179)	(170)	(161)
Total fully or partly funded commitments	221	236	165
Present value of non-funded defined-benefit commitments	7	8	8
Net amount in balance sheet (commitments +, assets -)	229	244	173
Net amount is recognized in the following items in the balance sheet:
Pension provisions	229	244	173

Management pension
During the period when operations were part of Telia Company AB (publ), the then CEOs of Com Hem AB had pension agreements over and above the ITP plan for that portion of salary exceeding 30 basic amounts, for retirement pensions and family pensions.

Conditional early retirement pension
According to transitional rules, some of Com Hem’s employees are entitled to retire before 65 years of age. This applies to staff who had this right as of 31 December 1991 pursuant to the previous PA 91 central government collective agreement, and that have remained in the same employment as when the transition rules came into effect. This expense has been provisioned with Telia Company AB (publ). Telia Company AB (publ) invoiced Com Hem AB quarterly up to and including June 5, 2003 for the associated provisioning of additional vested conditional pension entitlements. After this date, Com Hem AB has recognized a provision for this expense. When early pension is exercised, funds are partly returned from Telia Company AB (publ) to Com Hem AB, and the remaining is utilized from Com Hem AB’s own provision.

At December 31, 2017, the weighted average term for Com Hem’s commitments under defined-benefit pension plans was 22.4 years (23.2 years in 2016 and 18.9 years in 2015). In 2018, Com Hem estimates that SEK 6m (SEK 5m in 2016 and SEK 5m in 2015) will be paid to former employees from defined-benefit plans that are recognized as a liability in the Group’s balance sheet.

Changes in the present value of the commitment for defined-benefit plans

			Conditional
			early
		Management	retirement
SEKm (unaudited)	ITP/PRI	pension	pension	Total
Change in pension commitments
At beginning of 2015	382	1	7	391
Expense for pension benefits earned in the period	13	-	-	13
Interest expenses	10	-	-	10
Pension disbursements	(5)	-	-	(5)
Actuarial gains and losses on amended
financial assumptions	(75)	-	-	(75)
Experience adjustments	1	-	-	1
At year-end 2015	326	1	7	334

			Conditional
			early
		Management	retirement
SEKm	ITP/PRI	pension	pension	Total
Change in pension commitments
At beginning of 2016	326	1	7	334
Expense for pension benefits earned in the period	12	-	-	12
Interest expenses	11	-	-	11
Pension disbursements	(5)	-	-	(5)
Actuarial gains and losses on amended
financial assumptions	62	-	-	62
Experience adjustments	(1)	-	-	(1)
At year-end 2016	406	1	7	414

			Conditional
			early
		Management	retirement
SEKm	ITP/PRI	pension	pension	Total
Change in pension commitments
At beginning of 2017	406	1	7	414
Expense for pension benefits earned in the period	2	-	-	2
Interest expenses	11	-	-	12
Pension disbursements	(6)	-	-	(6)
Actuarial gains and losses on amended
financial assumptions	9	-	-	9
Experience adjustments	(22)	-	(1)	(23)
At year-end 2017	400	1	6	408

The present values of the commitments are distributed among members of the plans as follows:

-	Active members 1% (44% in 2016 and 44% in 2015)
-	Inactive members 77% (38% in 2016 and 37% in 2015)
-	Pensioners 22% (18% in 2016 and 19% in 2015)

Actuarial assumptions
The following material actuarial assumptions have been applied to calculate commitments:

			Unaudited
Weighted average values	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Discount rate	2.70%	2.80%	3.30%
Increase in income base amount	3.00%	3.00%	3.00%
Expected inflation assumption	2.00%	2.00%	2.00%
Future salary increases	3.00%	3.00%	3.00%
Termination rate	5.00%	5.00%	5.00%
Longevity assumption	DUS14[1]	DUS14[1]	FFFS[2]

1 Mortality assumption based on current mortality survey in Sweden.
2 Used by the Swedish Financial Supervisory Authority for legal valuation of pension liabilities FFFS 2007:31.

From 2016 the mortality assumptions have been changed to DUS 14. The mortality assumptions of DUS 14 are based on the latest large mortality survey made in Sweden. The assumptions are divided amongst the generations and the underlying data is based on statistics on mortality from the majority of the Swedish insurance companies. The mortality assumptions used by Com Hem are applicable for insured officials, which is the category most in line with the company’s employees. The new mortality assumptions gives increased longevity for men as well as women.

Longevity assumptions are based on statistical publications and data sets on mortality. Commitments are calculated based on the longevity assumptions in the table below:

			Conditional
			early
		Management	retirement
Dec 31, 2017	ITP/PRI	pension	pension
Longevity assumptions at age 65 for current pensioners:
Men	21,7	21,7	21,7
Women	24,2	24,2	24,2
Longevity assumptions at age 65 for current members aged 45:
Men	23,4	23,4	23,4
Women	25,3	25,3	25,3

Sensitivity analysis
The table below sets out possible changes of actuarial assumptions at the reporting date, holding other assumptions constant, and how these would affect the defined-benefit commitment.

SEKm	Increase	Decrease
Discount rate (1% change)	(70)	94
Expected inflation assumption (1% change)	92	(69)

Funding of defined-benefit pension plans
Com Hem’s defined-benefit pension plan under ITP 2 is partially funded by assets separated into a trust. Other smaller pension plans (management pension and conditional early retirement pension) are non-funded. Com Hem AB’s trust assets are invested in Telia Company AB’s (publ) pension fund, which was founded in 1998 when Com Hem was a subsidiary of Telia Company AB (publ). These plan assets may only be used to pay benefits under pension agreements. At December 31, 2017, Com Hem AB’s deposits to the fund totaled SEK 74m (SEK 74m in 2016 and SEK 74m in 2015). The pension fund’s capital, except for index-linked bonds, is managed by various asset management companies. Any changes in the real interest portfolio is determined by the trust’s Board. Com Hem AB’s share of the pension fund is revalued monthly to market value. At December 31, 2017, the market value of Com Hem AB’s share of the assets in the pension trust amounted to SEK 179m (SEK 170m in 2016 and SEK 161m in 2015).

Change in fair value of plan assets

			Conditional
			early
		Management	retirement
SEKm (unaudited)	ITP/PRI	pension	pension	Total
Change in fair value of plan assets
At beginning of 2015	157	-	-	157
Interest income recognized in net result	4	-	-	4
At year-end 2015	161	-	-	161

			Conditional
			early
		Management	retirement
SEKm	ITP/PRI	pension	pension	Total
Change in the fair value of plan assets
At beginning of 2016	161	-	-	161
Interest income recognized in net result	5	-	-	5
Actuarial gain/loss	4	-	-	4
At year-end 2016	170	-	-	170

			Conditional
			early
		Management	retirement
SEKm	ITP/PRI	pension	pension	Total
Change in the fair value of plan assets
At beginning of 2017	170	-	-	170
Interest income recognized in net result	5	-	-	5
Actuarial gain/loss	4	-	-	4
At year-end 2017	179	-	-	179

The assets in the pension trust are as follows:

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Equity securities
Swedish shares	4.1%	3.9%	3.7%
Global shares	33.2%	29.6%	24.4%
Interest-bearing securities
Index-linked bonds	13.5%	14.4%	14.0%
Mortgage bonds	21.0%	21.9%	22.2%
Other fixed-interest securities	7.9%	12.4%	19.4%
Alternative investments	20.3%	17.8%	16.3%
Total	100%	100%	100%

Note 21 Other provisions

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

At the beginning of the year	168	3	2
During the year:
Provisions	6	2	1
Business combinations[1]	-	174	-
Provisions used during the year	(29)	(11)	-
At the end of the year	145	168	3

Of which:
Long term provisions	97	140	3
Current provisions	49	29	-
Total	145	168	3

Maturity:
Within 1 year	49	29	-
Between 1-5 years	89	136	-
Longer than 5 years	8	3	3

1 In connection with the acquisition of Boxer TV-Access AB (“Boxer”) provisions were made as an existing long-term fixed-price contract for the supply of transmission was valued at a negative fair value of SEK 174m, which will be released over the contract period extending to March 31, 2020.

Note 22 Other liabilities

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Other current liabilities
Current tax liabilities	-	31	-
Employee withholding taxes	15	14	14
Value-added taxes	97	85	77
Liabilities cash settled warrants	106	-	-
Other current liabilities	25	17	22
Total	243	148	112

Note 23 Accrued Expenses and Deferred Revenue

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Deferred revenue	758	772	544
Accrued personnel expenses	151	137	132
Accrued content expenses	153	172	98
Accrued interest expenses	119	62	45
Other accrued expenses	244	164	178
Total	1,425	1,307	997

Note 24 Fair value of Financial assets and Liabilities by Categories

Fair values and carrying amounts are measured in the balance sheet as follows:

		Loan	Financial
	Financial	receivables	liabilities
	assets at	and trade	at fair	Financial
	fair value	receivables	value	liabilities
	through	measured at	through	measured at
	profit or	amortized	profit or	amortized	Carrying
Dec 31, 2015 (unaudited)	loss	cost	loss	cost	amount	Fair value
Trade receivables	—	121	—	—	121	121
Accrued income	—	64	—	—	64	64
Other receivables	—	23	—	—	23	23
Cash and cash equivalents	—	743	—	—	743	743
Non-current interest-bearing liabilities bond loans	—	—	—	(2,463)	(2,463)	(2,603)
Non-current interest-bearing liabilities credit institutions	—	—	—	(6,687)	(6,687)	(6,687)
Current interest-bearing liabilities	—	—	—	(528)	(528)	(528)
Trade payables	—	—	—	(477)	(477)	(477)
Other current liabilities	—	—	—	(22)	(22)	(22)
Accrued expenses	—	—	—	(400)	(400)	(400)
Total financial
assets and liabilities
by category	—	951	—	(10,577)	(9,625)	(9,765)

		Loan	Financial
	Financial	receivables	liabilities
	assets at	and trade	at fair	Financial
	fair value	receivables	value	liabilities
	through	measured at	through	measured at
	profit or	amortized	profit or	amortized	Carrying
Dec 31, 2016	loss	cost	loss	cost	amount	Fair value
Trade receivables	—	159	—	—	159	159
Accrued income	—	83	—	—	83	83
Other receivables	—	44	—	—	44	44
Cash and cash equivalents	—	470	—	—	470	470
Non-current interest-bearing liabilities bond loans	—	—	—	(3,948)	(3,948)	(4,039)
Non-current interest-bearing liabilities credit institutions	—	—	—	(6,232)	(6,232)	(6,232)
Current interest-bearing liabilities	—	—	—	(517)	(517)	(517)
Trade payables	—	—	—	(566)	(566)	(566)
Other current liabilities	—	—	—	(17)	(17)	(17)
Accrued expenses	—	—	—	(486)	(486)	(486)
Total financial
assets and liabilities
by category	—	756	—	(11,767)	(11,011)	(11,102)

		Loan	Financial
	Financial	receivables	liabilities
	assets at	and trade	at fair	Financial
	fair value	receivables	value	liabilities
	through	measured at	through	measured at
	profit or	amortized	profit or	amortized	Carrying
Dec 31, 2017	loss	cost	loss	cost	amount	Fair value
Trade receivables	—	197	—	—	197	197
Accrued income	—	115	—	—	115	115
Other receivables	—	25	—	—	25	25
Cash and cash equivalents	—	590	—	—	590	590
Non-current interest-bearing liabilities bond loans	—	—	—	(3,957)	(3,957)	(4,148)
Non-current interest-bearing liabilities credit institutions	—	—	—	(6,147)	(6,147)	(6,147)
Current interest-bearing liabilities	—	—	—	(903)	(903)	(903)
Trade payables	—	—	—	(539)	(539)	(539)
Other current liabilities	—	—	—	(25)	(25)	(25)
Accrued expenses	—	—	—	(600)	(600)	(600)
Total financial
assets and liabilities
by category	—	927	—	(12,171)	(11,244)	(11,435)

Fair value of assets and liabilities
Derivative instruments
The fair value of cross currency interest rate swaps and currency forward contracts are based on valuations conducted by intermediary credit institutions, with accuracy tested by discounting estimated future cash flows pursuant to contract terms and maturity dates, and proceeding from market interest rates for similar instruments at the reporting date. The discount rate applied is based on interest rates of similar instruments at the reporting date. When the Group’s Senior Notes were redeemed in advance in November 2015, all derivatives attributable to outstanding credit were closed. At the end of 2017 and 2016 Com Hem had no derivative instruments outstanding. In the end of 2015 there were two outstanding currency forward contracts at a fair value of SEK 0m.

Interest-bearing liabilities
The fair value of financial liabilities that are not derivative instruments have a floating interest rate and thus carrying amount are assumed to correspond to fair value. The fair value of the Group’s listed bonds is determined based on market price (level 1).

Trade receivables and trade payables
Due to the short terms of trade receivables and trade payables, carrying amounts are assumed to be the best approximation of fair value.

Fair value hierarchy
Each level of fair value hierarchy is defined as follows:

Level 1
Financial instruments where fair value is determined according to prices quoted on an active marketplace for the same instrument. Such instruments include: Shares, bonds and standard warrants that are actively traded.

Level 2
Financial instruments where fair value is determined on the basis of either direct (as price) or indirect (derived from prices) observable market data that is not included in level 1. Such instruments include: Bonds and certain OTC products such as interest rate swaps, currency forwards, collars and shares. The Group has only level 2 instruments comprising currency forward contracts.

Level 3
Financial instruments where fair value is determined on the basis of input data that is not observable on the market. Such instruments include: Unlisted shares and warrants where the underlying instrument is not priced in active markets.

The net income for 2017 includes an amount of SEK nil (SEK nil for 2016 and SEK -39m for 2015) pertaining to the change in fair value of derivatives (level 2), of which SEK nil (SEK nil for 2016 and SEK -39m for 2015) was recognized in net financial income and expenses and SEK nil (SEK nil in 2016 and SEK 0m in 2015) in other operating income. Hedge accounting is not applied.

Note 25 Financial risks and treasury policy

The Group is exposed to various types of financial risk through its daily operating activities. Financial risk refers to refinancing risks, liquidity risks and fluctuations in the company’s income statement, balance sheet and cash flows resulting from variations in exchange rates, interest levels and credit margins. The Board of Directors has formulated the Group’s treasury policy for managing financial risks, which sets a framework of guidelines and regulations for financing activities.

Refinancing and liquidity risks
Refinancing risk is defined as the risk of existing lenders being unwilling to renew their outstanding loans or the Group’s loans and credit facilities not being sufficient to satisfy the company’s need for capital. The treasury policy stipulates that there should be a liquidity reserve of at least SEK 500m as a buffer for unforeseen events. This liquidity reserve consists of cash and cash equivalents, potential short-term financial assets and unutilized confirmed credit facilities.

At December 31, 2017, 2016 and 2015, the liquidity reserve is divided as follows:

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Cash & bank balances	590	470	743
Unutilized Credit facilities	1,100	1,400	650
Total liquidity reserve	1,690	1,870	1,393

At December 31, 2017, the Group’s total credit facilities, including the outstanding SEK bond, amounted to SEK 12,175m (SEK 12,175m in 2016 and SEK 10,375m in 2015) with an average remaining term of 2.3 years at the end of 2017.

Liquidity forecasts are prepared regularly as part of the Group’s budgeting and forecast process. Advance billing is usually applied which has a positive effect on the Group’s liquidity and working capital. Consumers are normally billed monthly in advance. Landlords are normally billed quarterly in advance.

Liabilities overview and unutilized credit at December 31, 2015 (unaudited):

SEKm	Maturity date	Interest base/Coupon	Total credit	Utilized amount	Unutilized amount

Bank debt
Facility A	Jun 26, 2019	Floating	3,500	3,500	—
Revolving Credit Facility	Jun 26, 2019	Floating	2,000	1,350	650
Incremental Facility 2,4	Jun 26, 2019	Floating	1,375	1,375	—
Incremental Facility 3	Mar 4, 2017	Floating	500	500	—
Incremental Facility 5	Sep 14, 2016	Floating	500	500	—

Outstanding notes at fixed interest rates
SEK 2,500m 2014/2019 Notes	Nov 4, 2019	Fixed | 5.25%	2,500	2,500	—
Total credit facilities			10,375	9,725	650

Liabilities overview and unutilized credit at December 31, 2016:

SEKm	Maturity date	Interest base/Coupon	Total credit	Utilized amount	Unutilized amount

Bank debt
Facility A	Jun 26, 2019	Floating	3,500	3,500	—
Revolving Credit Facility	Jun 26, 2019	Floating	2,000	600	1,400
Incremental Facility 2,4,7	Jun 26, 2019	Floating	2,175	2,175	—
Incremental Facility 6	Dec 31, 2017	Floating	500	500	—

Outstanding notes at fixed interest rates
SEK 1,750m 2016/2021 Notes	Jun 23, 2021	Fixed | 3.625%	1,750	1,750	—
SEK 2,250m 2016/2022 Notes	Feb 25, 2022	Fixed | 3.5%	2,250	2,250	—
Total credit facilities			12,175	10,775	1,400

Liabilities overview and unutilized credit at December 31, 2017:

SEKm	Maturity date	Interest base/Coupon	Total credit	Utilized amount	Unutilized amount

Bank debt
Facility A	Jun 26, 2019	Floating	3,500	3,500	—
Revolving Credit Facility	Jun 26, 2019	Floating	2,000	—	2,000
Commercial papers	short-term	Fixed	n/a	900	-900
Incremental Facilities	Jun 26,2019	Floating	2,675	2,675	—

Outstanding notes at fixed interest rates
SEK 1,750m 2016/2021 Notes	Jun 23, 2021	Fixed | 3.625%	1,750	1,750	—
SEK 2,250m 2016/2022 Notes	Feb 25, 2022	Fixed | 3.5%	2,250	2,250	—
Total credit facilities			12,175	11,075	1,100

Refinancing in 2015
In November 2015, Com Hem made an early redemption of the Group’s Senior Notes of EUR 187m, which had been issued by its subsidiary NorCell Sweden Holding 2 AB (publ), with an original maturity in 2019 and a coupon rate of 10.75%. The Senior Notes were replaced by new credit facilities of SEK 1,500m signed in September 2015 (Incremental 4 and 5), and existing unutilized credit facilities. When the share redemption procedure was implemented, all derivatives attributable to outstanding credit were closed.

Refinancing in 2016
On June 10, 2016, Com Hem announced that its subsidiary Com Hem Sweden AB (publ), former NorCell Sweden Holding 3 AB (publ), had issued new Senior Notes, in the total amount of SEK 1,750m. The new notes have a fixed rate coupon of 3.625% and matures in June 2021. The proceeds from the issue was used to prepay Incremental Facility 3 (SEK 500m) due in March 2017, and to amortize on the Revolving Credit Facility.

Incremental Facility 7 (SEK 800m) was signed in June 2016 and was fully utilized together with Revolving Credit Facility and own cash when the acquisition of Boxer TV-access AB was closed on September 30, 2016. In April 2016 Incremental Facility 5 (SEK 500m), was replaced by an extended facility, Incremental Facility 6 (SEK 500m), due December 31, 2017.

On November 11, 2016, Com Hem announced that its subsidiary Com Hem Sweden AB (publ) had issued new notes in the total amount of SEK 2,250m. The new notes have a fixed rate coupon of 3.50% and matures February 25, 2022. The proceeds from the new notes were, together with existing unutilized credit facilities, used to redeem the SEK 2,500m 2014/2019 Notes in full, which was completed on November 25, 2016. In connection with the redemption a premium of SEK 66m was paid. Following the refinancing the average blended interest rate of the Group’s debt portfolio decreased from approximately 3% in the first nine months of 2016 to 2.5% in December 2016.

On November 18, 2016 Com Hem announced that Com Hem Sweden AB (publ) had given notice to initiate a written procedure under its SEK 1,750m 2016/2021 Notes requesting that certain terms should be harmonized with those of the SEK 2,250m 2016/2022 Notes. The written procedure was closed on December 12, 2016 after a sufficient majority of the noteholders had approved the request. Following the amendments of certain terms, which had previously been approved in relation to the loan facilities by the credit institutions, Com Hem was able to terminate an Intercreditor agreement and release certain securities.

Refinancing in 2017
In September, the Group through its wholly owned subsidiary Com Hem Sweden AB (publ) issued commercial papers of SEK 900m, which is short term funding fully backed up by undrawn amount on the long term revolving credit facility (as shown in the table for 2017 above).

Expected maturities of financial liabilities
On December 31, 2017, 2016 and 2015, the Group’s interest-bearing borrowings, including repayments, estimated interest payments and currency derivatives, had the following expected maturity structure. Forward rates have been used for estimated future interest payments related to instruments with full or partly variable interest.

Expected maturities of financial liabilities at December 31, 2015 (unaudited):

SEKm	Nominal	Within	Within	Within	Within	Within	Beyond 5
	amount	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	years	Matures
Liabilities to credit institutions	7,225	500	500	-	6,225	-	-	2016-2019
Bonds	2,500	-	-	-	2,500	-	-	2019
Finance lease liabilities	48	28	17	3	-	-	-	-
Total interest-bearing liabilities	9,773	528	517	3	8,725	-	-
Interest payments		298	273	305	280	-	-
Total Net	9,773	826	790	308	9,005	-	-

Current liabilities (short-term interest-bearing liabilities, trade payables, other current liabilities and accrued expenses) are mostly due within 1 year of the reporting date.

Expected maturities of financial liabilities at December 31, 2016:

SEKm	Nominal	Within	Within	Within	Within	Within	Beyond 5
	amount	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	years	Matures
Liabilities to credit institutions	6,775	500	-	6,275	-	-	-	2017-2019
Bonds	4,000	-	-	-	-	1,750	2,250	2021-2022
Finance lease liabilities	20	17	3	-	-	-	-	-
Total interest-bearing liabilities	10,795	517	3	6,275	-	1,750	2,250
Interest payments		273	279	258	142	110	13
Total Net	10,795	790	282	6,533	142	1,860	2,263

Current liabilities (short-term interest-bearing liabilities, trade payables, other current liabilities and accrued expenses) are mostly due within 1 year of the reporting date.

Expected maturities of financial liabilities at December 31, 2017:

SEKm	Nominal	Within	Within	Within	Within	Within	Beyond 5
	amount	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	years	Matures
Liabilities to credit institutions	7,075	900	6,175	-	-	-	-	2018-2019
Bonds	4,000	-	-	-	1,750	2,250	-	2021-2022
Finance lease liabilities	3	3	-	-	-	-	-	-
Total interest-bearing liabilities	11,078	903	6,175	-	1,750	2,250	-
Interest payments		291	227	142	110	13	-
Total Net	11,078	1,193	6,403	142	1,860	2,263	-

Current liabilities (short-term interest-bearing liabilities, trade payables, other current liabilities and accrued expenses) are mostly due within 1 year of the reporting date.

Interest rate risks
Interest risk is the risk that the fair value or future cash flows from a financial instrument varies because of changes in the market interest rates. The interest risk is managed at Group level within the framework of the stipulated treasury policy adopted by the Board. Sensitivity analyses are used when considering the appropriate interest structure in a given market environment. The Group’s debt financing have both variable- and a fixed interest rates, and if needed the interest structure can be adjusted using derivatives.

Fixed interest structure
The Group’s interest expenses would increase by approximately SEK 71m (SEK 68m in 2016 and SEK 73m in 2015) on an annual basis with a 1% increase in the interest rate and the same hedging conditions that existed on the reporting date.

SEKm	Nominal amount	Net exposure	Distribution %
2018	7,078	7,078	64%
2019	-	-	-
2020	-	-	-
2021	1,750	1,750	16%
2022	2,250	2,250	20%
Later	-	-	-
Total	11,078	11,078	100%

Currency risks
Currency risk is the risk that the fair value or future cash flows from a financial instrument varies because of fluctuations in exchange rates. The Group has no outstanding debt in foreign currency except from trade payables.

Transaction exposure – operational flows
All the Group’s billing is in SEK, as are the majority of the Group’s expenses. However, some purchases are denominated in other currencies, and accordingly, to reduce the earnings effect of exchange rates, the Group may hedge contracted flows in these currencies using forward contracts. Currency hedging is typically initiated when the Group enters an agreement that has a minimum exposure of SEK 10m in a foreign currency which must be met in a maximum period of 12 months. Currency hedges are reported at fair value in the balance sheet with value changes recognized in profit or loss.

Exchange rate differences arising in operations are recognized in profit or loss and have been allocated between other operating income of SEK 12m (SEK 5m in 2016 and SEK 7m in 2015) and other operating expenses of SEK -5m (SEK -12m in 2016 and SEK -15m in 2015).

Transaction exposure by currency

						Unaudited
	Jan 1 – Dec 31		Jan 1 – Dec 31		Jan 1 – Dec 31
SEKm		2017		2016		2015
Currency	Amount	%	Amount	%	Amount	%
EUR	(153)	31%	(75)	18%	(81)	16%
NOK	(12)	2%	(12)	3%	(16)	3%
USD	(328)	66%	(335)	77%	(402)	79%
GBP	(2)	0%	(3)	1%	(7)	1%
DKK	(1)	0%	(2)	1%	(2)	1%
HKD	(1)	1%	-	-	-	-
Total	(497)	100%	(428)	100%	(508)	100%

Transaction exposure translated into SEK according to the currency distribution above representing 8% (11% in 2016 and 13% in 2015) of the Group´s total supplier spending.

During the period, consolidated cash flow would decrease by approximately SEK 24m (SEK 21m in 2016 and SEK 25m in 2015) if the SEK had depreciated by 5% against the above currencies, assuming the same transaction exposure as during the financial year and no hedging.

Translation exposure – financial items
The Group’s translation exposure arises if there are financial liabilities denominated in currencies other than the presentation currency. At the end of 2017, all interest-bearing liabilities were denominated in SEK.

Credit risk
Credit risk is the risk that the Group incurs losses due to a counterparty not fulfilling their obligations. The Group’s exposure to credit risks are limited because advance billing is used for consumer, B2B and landlord services.

Credit assessments are conducted for new customers, and the Group applies a fast debt recovery process, entailing termination of the customer’s service if payment is not received. Due to the extensive size of the Group’s customer base, there is no concentration of risk to a few major customers. Trade receivables are classified as doubtful from a collective assessment based on age and potential recovery attempts via debt collection agencies. Credit losses are small in relation to the Group’s operations and cumulative credit losses for the financial year were 0.4% (0.3% in 2016 and 0.5% in 2015) of total revenue. Cash and cash equivalents are placed in credit institutions with a solid credit rating.

Capital structure
The company defines capital as interest-bearing liabilities and equity. The company’s objective is to have an effective capital structure that takes account of its operational and financial risks, helps maintain the confidence of investors, creditors and the market, and provides a stable basis for the sustainable development of the company’s operations, while also ensuring shareholders receive satisfactory returns. The key ratio which the management and external stakeholders judge capital structure by is net debt in relation to underlying EBITDA (EBITDA before disposals excluding items affecting comparability and operating currency gains/losses). At the end of the period, the Group’s net debt totaled SEK 10,488m (SEK 10,326m in 2016 and SEK 9,030m in 2015), and the net debt/underlying EBITDA LTM was a multiple of 3.6x (3.7 in 2016 and 3,8 in 2015). The company’s objective is to maintain leverage within the interval of a multiple of 3.5-4.0x underlying EBITDA LTM. At December 31, 2017, the conditions (net debt/underlying EBITDA LTM) had been met by a solid margin. The Board and Management regularly monitor and analyze the key ratios, which ultimately set the framework for the Group’s capital structure.

Note 26 Leasing

Operating lease arrangements in which the company is the lessee
There are assets used in operations held through operating lease arrangements. The leasing fee is included in operating expenses and amounted to SEK 267m (SEK 309m in 2016 and SEK 314m in 2015) for the financial year.

The Group’s future commitments mainly comprise leases for infrastructure (such as fibre) with Skanova, the Swedish Rail Administration, Ericsson and Stockholm regional ICT network provider Stokab, as well as rents. None of these leases imply the transfer of ownership rights when the leases expire. The infrastructure leases contain a fixed cost for the number of connected households, and a variable component for new connection of households. The leases are indexed annually.

			Unaudited
	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
SEKm	Future minimum lease fees	Future minimum lease fees	Future minimum lease fees
Within 1 year	121	164	191
1-5 years	300	267	352
More than 5 years	33	2	4
Total	454	434	546

Finance lease arrangements in which the company is the lessee
There are assets in operations held through finance lease arrangements, which are primarily associated with equipment for switching centers. At December 31, 2017, the carrying amount of these was SEK 3m (SEK 20m in 2016 and SEK 47m in 2015), production facilities for SEK 1m (SEK 10m in 2016 and SEK 23m in 2015) and other non-current intangible assets for SEK 2m (SEK 10m in 2016 and SEK 24m in 2015). For most of the lease arrangements, the assets held can be acquired after 36 months. Future payments under these lease arrangements mature as follows:

					Unaudited
	Dec 31, 2017		Dec 31, 2016		Dec 31, 2015
	Minimum	Nominal	Minimum	Nominal	Minimum	Nominal
SEKm	lease fee	value	lease fee	value	lease fee	value
Within 1 year	3	3	17	17	28	29
1-5 years	-	-	3	3	20	20
More than 5 years	-	-	-	-	-	-
Total finance lease liabilities	3	3	20	20	48	49
Less interest portion		-		-		(1)
Total finance leases	3	3	20	20	48	48

Note 27 Investment commitments

The Group has signed agreements to acquire tangible and intangible fixed assets pursuant to the following table. These commitments are expected to be settled in the coming financial year.

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Production facilities	17	23	6
Customer equipment	60	18	91
Non-current Intangible assets	-	-	5
Total	77	41	102

Note 28 Pledged assets and contingent liabilities

			Unaudited
SEKm	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Contingent liabilities
Guarantee commitments, FPG/PRI	4	4	4
Total	4	4	4

Note 29 Related parties

Relations and transactions with related parties
The Group has related party relationships with the company’s major owners, Board members and Executive Management.

No material related-party transactions took place with the company´s major owners or persons in senior positions during the financial year except for the information provided in Note 7.

Note 30 Subsequent events

Merger with Tele2
On January 10, 2018, it was announced that the Boards of Directors of Tele2 AB and Com Hem Holding AB have agreed on a combination of Tele2 and Com Hem through a statutory merger, creating a leading integrated connectivity provider. The merger will be implemented by Tele2 absorbing Com Hem. Com Hem shareholders will receive SEK 37.02 in cash plus 1.0374x B shares in Tele2 as merger consideration for each share in Com Hem. The completion of the Merger is subject to, inter alia, approval by the shareholders of each of Tele2 and Com Hem at their respective Extraordinary General Meetings which are currently expected to be held in H2 2018 as well as approval from the relevant competition authorities. Please find further information on the merger in press release available at www.comhemgroup.se.

Note 31 Details of the Parent Company
Com Hem Holding AB is a Swedish registered limited company, (corp. reg.no. 556858-6613) with its registered office in Stockholm, Sweden. Com Hem’s shares have been listed on Nasdaq Stockholm, Large Cap, since June 2018. The consolidated accounts are available at Com Hem Holding AB’s head office at Fleminggatan 18, 104 20 Stockholm, Sweden.

Note 32 Participation in Group Companies

Breakdown of parent company’s direct and indirect holdings of participations in subsidiaries

			Dec 31, 2017
	No. of	Holding	Carrying
Subsidiaries/Corporate identity number/Registered office	shares	%	amount
Com Hem Sweden AB (publ), 556859-4195, Stockholm	600,000	100	2,908
Com Hem AB, 556181-8724, Stockholm	50,000	100	-
iTUX Communication AB, 556699-4843, Stockholm	100,000	100	-
Phonera Företag AB, 556434-4397, Malmö	1,000	100	-
Boxer TV-Access AB, 556548-1131, Stockholm	3,332	100	-
Total			2,908

Note 33 Earnings per share

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEK	2017	2016	2015
Basic earnings per share	2.04	1.66	0.45
Diluted earnings per share	2.04	1.66	0.45

The above computation of earnings per share is based on the net result and the number of shares as stated below.

Basic and diluted earnings per share
Basic and diluted earnings per share are calculated based on the net result for the year attributable to owners of the Parent Company and the weighted average number of outstanding shares.

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Net result for the year attributable to owners of the Parent Company	371	317	92

Average number of shares outstanding – before dilution	181,214,988	191,077,195	204,068,412
Effect of share-savings incentive programs and warrants	671,710	145,965	43,718
Average number of shares outstanding – after dilution	181,886,698	191,223,160	204,112,130

Instruments with potential dilutive effect

Warrants
At the end of 2016 and 2015 Com Hem had two warrant programs, totaling 4,578,612 warrants outstanding, 2,289,306 warrants per program. In June 2017, the first warrant program expired and in April 2017 Com Hem repurchased 2,289,306 warrants with an exercise price of SEK 73.08 per share, for a total of SEK 94m. The second warrant program expired in June 2018 with an exercise price of SEK 78.94 per share. The warrants expiring in June 2018 were excluded from the calculation of diluted earnings per share in 2016 due to the exercise price exceeding the average share price for the company´s ordinary shares during 2016. In 2015 neither of the warrant programs had a dilutive effect. In 2017 both programs were dilutive up to March after which the programs were reclassified from equity to cash settled programs, see Note 35.

Share-savings incentive program
The LTIP 2015, LTIP 2016 and LTIP 2017, share-savings incentive program, which are described in more detail in Note 7, Employees and personnel expenses, entitle its participants, after the qualification period and under certain conditions, to receive an allotment of shares without consideration. The average share price for the period exceeds the value of the remaining future services to recognize over the vesting period. A dilutive effect therefore exists, which is taken into consideration when calculating the average number of shares outstanding after dilution, as described above.

Note 34 Disclosures for the statement of cash flows

Adjustment for items not included in cash flow

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Depreciation/amortization of assets	1,943	1,667	1,545
Unrealized exchange rate differences	-	1	(64)
Unrealized change in fair value of derivatives	-	-	39
Change in accrued borrowing costs and discounts	31	60	71
Change in accrued interest expense	57	17	(66)
Capital gain/loss on sale/disposal of non-current assets	12	3	9
Capital gain/loss on divestment of subsidiaries	-	-
Pension provisions	(19)	12	14
Other provisions	(23)	(8)	1
Unrealized remeasurement of cash settled warrants	(91)	-	-
Other profit/loss items not settled with cash	10	5	1
Total	2,101	1,757	1,551

Received and paid interest

			Unaudited
	Jan 1 - Dec 31	Jan 1 - Dec 31	Jan 1 - Dec 31
SEKm	2017	2016	2015
Interest received	3	3	3
Interest paid	(215)	(347)	(597)

Net cash flow Change in interest-bearing liabilities

			Non-cash Items
			Change	Effect of	Acquisition
	Dec 31	Net	in accrual	changes in	of assets	Dec 31
SEKm (unaudited)	2014	cash flow	borrowing costs	exchange rates	through leasing	2015
Long-term Interest-bearing liabilities	9,355	(237)	71	(59)	-	9,130
Current interest-bearing liabilities	-	500	-	-	-	500
Leasing liabilities	67	(34)	-	-	15	48
Total interest-bearing liabilities	9,421	230	71	(59)	15	9,679

			Non-cash Items
			Change	Effect of	Acquisition
	Dec 31	Net	in accrual	changes in	of assets	Dec 31
SEKm	2015	cash flow	borrowing costs	exchange rates	through leasing	2016
Long-term Interest-bearing liabilities	9,130	987	60	-	-	10,177
Current interest-bearing liabilities	500	-	-	-	-	500
Leasing liabilities	48	(28)	-	-	-	20
Total interest-bearing liabilities	9,679	959	60	-	-	10,697

			Non-cash Items
			Change	Effect of	Acquisition
	Dec 31	Net	in accrual	changes in	of assets	Dec 31
SEKm	2016	cash flow	borrowing costs	exchange rates	through leasing	2017
Long-term Interest-bearing liabilities	10,177	(104)	31	-	-	10,104
Current interest-bearing liabilities	500	400	-	-	-	900
Leasing liabilities	20	(17)	-	-	-	3
Total interest-bearing liabilities	10,698	279	31	-	-	11,007

Note 35 Restatements
The Consolidated Financial Statements previously issued and prepared in accordance with the International Financial Reporting Standards and interpretations of the IFRS Interpretations Committee as endorsed by the EU as of and for the year ended December 31, 2017 have been restated with respect to certain items within the consolidated income statement, consolidated balance sheet, and consolidated statements of cash flow.

The nature and impact of the restatement is described below:

Warrant programs: The warrants were issued in June 2014 to key employees and board members in two different programs; 2014/2017 and 2014/2018. Both programs have been accounted for as equity settled programs.  At the 2017 Annual General Meeting it was decided to offer the holders of warrants in the programs a choice of cash or equity settlement. This cash alternative for the participants results in a reclassification from an equity settled to a cash settled program.

Total impact
The total impact of the restatement is presented in the tables below:

Condensed Consolidated Income Statement
	Jan 1 - Dec 31, 2017
			Reported
SEK million	Restated	Restatement	pre-restatement
Revenue	7,136		7,136
Gross profit	3,097		3,097
Operating profit	912		912
Net financial income and expenses	(409)	(91)	(319)
Income after financial items	503	(91)	593
Income taxes	(132)		(132)
Net income for the year	371	(91)	461

Earnings per share
Basic earnings per share (SEK)	2.04	(0.51)	2.55
Diluted earnings per share (SEK)	2.04	(0.49)	2.53

Condensed Consolidated Statement of Comprehensive Income
	Jan 1 - Dec 31, 2017
			Reported
SEK million	Restated	Restatement	pre-restatement
Net income for the period	371	(91)	461
Other comprehensive income	(3)		(3)
Comprehensive income for the year	367	(91)	458

Condensed Consolidated Balance Sheet
	Dec 31, 2017
			Reported
SEK million	Restated	Restatement	pre-restatement

ASSETS
Total non-current assets	17,508		17,508
Total current assets	1,108		1,108
TOTAL ASSETS	18,616		18,616

EQUITY AND LIABILITIES
Total equity	4,273	(106)	4,380
Total non-current liabilities	11,185		11,185
Total current liabilities	3,158	106	3,052
EQUITY AND LIABILITIES	18,616		18,616

Equity per share, SEK	24	(1)	25

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

 Neither Swedish law nor Tele2’s articles of association or other constitutive documents contain any provision concerning indemnification by Tele2 of members of Tele2’s Board of Directors or its officers. Tele2’s directors and officers are insured in connection with certain liabilities incurred in their respective capacities as directors or officers of Tele2. This insurance that Tele2 purchases and maintains forms a part of a blended insurance program which provides a combined aggregate limit of liability of $100 million, with a deductible to Tele2 of $100,000 per loss under the directors’ and officers’ liability insurance. The annual premium for this directors’ and officers’ liability insurance is $152,409.

The foregoing is a description of the provisions of Swedish law and Tele2’s articles of association regarding indemnification of directors and officers of Tele2’s directors’ and officers’ liability insurance in effect as of the date of this registration statement.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21. Exhibits and Financial Statement Schedules

(a)          The following exhibits are filed herewith unless otherwise indicated:

Exhibit No.	Description
2.1	Merger Plan and Merger Agreement dated 9 January 2018 between Tele2 AB (publ) and Com Hem Holding AB (publ) (included as Annex A and Annex B, respectively, to the prospectus) †
3.1	Articles of Association of Tele2 (included in the prospectus)
3.2	Certificate of Registration of Tele2 dated 14 June 2018
4.1
Amended and Restated Agency Agreement dated 29 April 2016 between Tele2 AB (publ), Tele2 Sverige AB and BNP Paribas Securities Services, Luxembourg Branch in relation to the €3,000,000,000 Guaranteed Euro MTN Programme of Tele2 AB (publ)

5.1	Form of Opinion of Advokatfirman Vinge KB, Swedish counsel to Tele2 AB (publ), as to the validity of the Tele2 B shares being registered
8.1	Form of Opinion of Shearman & Sterling LLP with respect to certain U.S. tax matters
8.2	Form of Opinion of Svalner Skatt & Transaktion KB with respect to certain Swedish tax matters
9.1	Voting Commitment and Regulatory Undertaking of Kinnevik AB (publ) dated 10 January 2018 (included as Annex C to the prospectus)
21.1	List of Subsidiaries of Tele2 AB (publ)
23.1*	Consent of Deloitte AB (Tele2 AB (publ)), independent registered public accounting firm*
23.2*	Consent of KPMG AB (Com Hem Holding AB (publ)), independent registered public accounting firm*
23.3*	Consent of N M Rothschild & Sons Limited*
23.4*	Consent of Merrill Lynch International*
23.5	Consent of Advokatfirman Vinge KB (included in Exhibit 5.1)
23.6	Consent of Shearman & Sterling LLP (included in Exhibit 8.1)
23.7	Consent of Svalner Skatt & Transaktion KB (included in Exhibit 8.2)
24.1*	Power of Attorney (included on signature page)*
___________________
*          To be filed by amendment.
†          Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be supplementally provided to the Securities and Exchange Commission upon request.

Item 22. Undertakings

(a) In accordance with Item 512 of Regulation S-K, the undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set out in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total US dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set out in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering;

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

(6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purpose s of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering the re of;

(7) That, for the purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(8) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to securityholders that is incorporated by reference into the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X under the Exchange Act is not set out in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest interim report that is specifically incorporated by reference into the prospectus to provide such interim financial information.

(b) The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stockholm, Sweden, on [●], 2018.

Tele2 AB (publ)

By:
	Name:	[●]
	Title:	[●]

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [●] his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statements filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933 relating thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting to said attorney-in-fact and agent, with full power to act alone, full power and authority to do and perform each and every act and thing appropriate or necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature/Name	Title	Date

	Chief Executive Officer (Principal Executive Officer)	[●], 2018
Allison Kirkby

	Chief Financial Officer (Principal Financial and Accounting Officer)	[●], 2018
Lars Nordmark

	Chairman of the Board of Directors	[●], 2018
Georgi Ganev

	Director	[●], 2018
Carla Smits-Nusteling

	Director	[●], 2018
Eamonn O’Hare

	Director	[●], 2018
Sofia Arhall Bergendorff

	Director	[●], 2018
Cynthia Gordon

	Director	[●], 2018
Anders Björkman

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Tele2 AB (publ) has signed this registration statement in the City of Newark, State of Delaware, on [●], 2018.

PUGLISI & ASSOCIATES

By:
	Name:	Donald J. Puglisi
	Title:	Managing Director